Form 10-K, Exhibit 13
period 1997-12-31
BERKLEY W R CORP
filed 1998-03-27
CIK 11544

Financial Statements

[DOLLAR SYMBOL GRAPHIC]

Management's Discussion and Analysis of
Financial Condition and Results of Operations

INDUSTRY OVERVIEW

The demand for insurance can be characterized as fairly stable and is influenced primarily by general economic conditions, while the supply of insurance is directly related to available capacity, i.e., the level of policyholders' surplus employed in the industry and the willingness of insurance management to risk that capital. In general, it is believed that the amount of available capacity changes as the perceived rate of return on capital employed fluctuates based on the adequacy of premium rates and available investment returns. The adequacy of premium rates is affected mainly by the severity and frequency of claims which are influenced by many factors including natural disasters, regulatory measures and court decisions that define and expand the extent of coverage and the effects of economic inflation on the amount of compensation due for injuries or losses. In addition, investment rates of return may impact policy rates. These factors can have a significant impact on the ultimate adequacy of premium rates because a property casualty insurance policy is priced before its costs are known, as premiums usually are determined long before claims are reported. Over the past several years a significant increase in capacity has produced a trend of increasing price competition.

OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 1997 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

The Company has adopted SFAS No. 128, which establishes new standards for computing and reporting earnings per share and all income per share amounts have been adjusted to reflect the prescribed changes (see notes to consolidated financial statements). Accordingly, per share results are reported as "basic" and "diluted."

Net income attributable to common stockholders ("Net Income") for 1997 was $91 million, or $3.09 of basic earnings per share, ($3.02 per share diluted), compared with 1996 earnings of $76 million, or $2.56 basic, ($2.53 diluted). The 1997 results include after-tax realized investment gains of $9 million, or $ .29 basic, ($ .28 diluted) compared with $5 million, or $ .16 basic, ($ .16 diluted) for 1996.

Net premiums written in 1997 rose 12% to $1,178 million from $1,053 million written during 1996 due to growth recorded by the regional, specialty, alternative markets, and international operations. Premiums written by the regional operations grew by 19% to $632 million from $531 million written in 1996. The majority of this growth was due to business units which were started during the past several years. Premiums written by the reinsurance segment decreased by 5% to $207 million from $218 million in 1996. This decrease was substantially due to a decrease in treaty business which more than offset premiums generated by the Latin American and Caribbean division that commenced operations in February 1996. Premiums written by the specialty operations grew by 3% to $209 million from $202 million in 1996. This increase was due to an increase in premiums written by the Excess and Surplus operations which more than offset a decline in premiums written by our transportation unit. Premiums written by the alternative markets operations grew by 16% to $88 million from $76 million in 1996. This increase was due primarily to increased market penetration by Signet Star's alternative markets division. Premiums written by the international operations grew by 67% to $42 million from $25 million. This increase was due to the July 1996 start-up of a workers' compensation company in Argentina.

In 1998, the Company expects to start a new operation in the specialty segment as well as a number of units in the Philippines. It is anticipated that the start-up operations will incur operating losses during the first years of operation and that international operations will continue to incur operating losses in 1998. Such losses are not expected to have a material adverse impact on the Company's results of operations.

Pre-tax net investment income increased to $200 million from $164 million earned in 1996. This increase was partially due to an increase in average investable assets produced by the issuance of $210 million of capital trust securities issued in December 1996. Excluding the effects of the issuance of these securities, pre-tax net investment income was $193 million, an increase of $29 million over the comparable 1996 amount. This growth was mainly due to an increase in average investable assets produced in cash flow from operations. In addition, an increase in investment income earned in our trading portfolio contributed to the growth in investment income (see "Liquidity and Capital Resources").

Management fees and commissions consist primarily of fees earned by the alternative markets segment. Management fees and commissions increased 3% to $71 million from $69 million in 1996. The increase in management fees and commissions is due primarily to a 1997 acquisition, as intense competition in the workers' compensation market continued to inhibit growth.

Realized investment gains increased to $13 million from $7 million in 1996. Realized gains on fixed income securities resulted primarily from the Company's strategy of maintaining an appropriate balance between the duration of its fixed income portfolio and the duration of its liabilities; realized gains on equity securities arise primarily as a result of a variety of factors which influence the Company's valuation criteria for such securities. The majority of the 1997 and 1996 realized gains resulted from the sale of equity securities.

The consolidated combined ratio (on a statutory basis) of the Company's insurance operations decreased to 101.2% in 1997 from 102.2% in 1996 due to an improvement in the consolidated loss ratio which was partially offset by an increase in the consolidated expense ratio. The consolidated loss ratio (losses and loss expenses incurred expressed as a percentage of premiums earned) decreased to 66.4% from 68.7%. This improvement was primarily due to a decrease in weather related losses incurred by our regional operations and better than expected experience on business written in prior years recorded by our specialty operations.

Other operating costs and expenses, which consist of the expenses of the Company's insurance and alternative markets operations, as well as the Company's corporate and investment expenses, increased by 19% to $488 million from $409 million in 1996. The increase in other operating costs is primarily due to the substantial premium growth discussed above, which in turn results in an increase in underwriting expenses. The consolidated expense ratio of the Company's insurance operations (underwriting expenses expressed as a percentage of premiums written) increased to 34.4% for the 1997 period from 33.1% for the comparable 1996 period. This increase resulted primarily from higher commission expenses incurred to generate premium growth.

The increase in interest expense is due to the issuance in December 1996 of $210 million Company-obligated mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinate debentures (see "Liquidity and Capital Resources").

The Federal income tax provision resulted in an effective tax rate of 24% in 1997 (22% in 1996). The tax rate is lower than the statutory tax rate of 35% because a substantial portion of investment income is tax-exempt. The increase in the effective rate in 1997 is due primarily to the increase in realized gains on investments which are taxed at the full corporate rate.

Preferred dividends decreased as a result of the 1997 repurchase of 276,855 shares of the Series A Preferred Stock, (see "Liquidity and Capital Resources").

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 1996 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1995

Net income attributable to common stockholders ("Net Income") for 1996 was $76 million, or $2.56 basic ($2.53 diluted), compared with 1995 earnings of $50 million, or $1.91 basic ($1.90 diluted). The 1996 results include after-tax realized investment gains of $5 million, or $ .16 basic ($ .16 diluted), compared with $6 million, or $ .26 basic ($ .26 diluted) for 1995.

Net premiums written in 1996 grew 22% to $1,053 million from $860 million written during 1995 due to increases recorded by all segments of our operations. Premiums written by the regional operations grew by 13% to $531 million from $471 million written during 1995. Regional net premiums written grew by 16% excluding business assumed from national workers' compensation pools. The majority of this growth was due to new operations which the Company has established during the past five years. Premiums written by the reinsurance operations grew by 11% to $218 million from $196 million written during 1995. The growth in reinsurance premiums written was substantially due to the start-up of a Latin American and Caribbean division and an increase in business written by the Fidelity and Surety division. Premiums written by the specialty operations grew by 26% to $202 million from $161 million. The growth in specialty premiums written is due to an increase in business written by Admiral and Monitor as well as increases in the amount of business retained by Admiral, Monitor and Nautilus. These increases more than offset a decline in premiums written by Carolina Casualty. Premiums written by the alternative markets operations grew by $50 million, to $76 million. This increase is due to the inclusion of results of Midwest Employers Casualty Company ("MECC"), which was acquired in November, 1995. Premiums written by the international segment grew by $19 million to $25 million. The increase in premiums written is due to the inclusion of our primary insurance operations in Argentina, which were acquired in 1995, for a full year and the start up of an Argentine operation in 1996.

Pre-tax net investment income increased to $164 million from $137 million earned in 1995. Approximately three-fourths of this increase was due to the inclusion of the results of MECC. The remainder of this increase was due to the increase in average investable assets generated by cash flow from operations which more than offset the effects of lower yields available in the financial markets (see "Liquidity and Capital Resources").

Management fees and commissions consist primarily of fees earned by the alternative markets segment. Management fees and commissions were basically unchanged for 1996 as market conditions, particularly in workers' compensation insurance, inhibited growth.

Realized gains from the sale of fixed income securities result primarily from the Company's strategy of maintaining an approximate balance between the duration of its fixed income portfolio and the duration of its liabilities; realized gains on equity securities arise primarily as a result of a variety of factors which influence the Company's valuation criteria for such securities. The majority of the 1996 realized gains were from the sale of equity securities.

The consolidated combined ratio (on a statutory basis) of the Company's insurance operations decreased to 102.2% in 1996 from 102.5% in 1995 due to an improvement in the consolidated loss ratio which was partially offset by an increase in the consolidated expense ratio. The consolidated loss ratio (losses and loss expenses incurred expressed as a percentage of premiums earned) decreased to 68.7% from 70.7% primarily due to improved losses at certain specialty companies resulting from a change in the mix of business partially offset by greater catastrophe losses impacting regional operations.

Other operating costs and expenses, which consists of the expenses of the Company's insurance and alternative markets segments as well as the Company's corporate and investment expenses increased by 20% to $409 million from $340 million recorded in 1995. The increase in other operating costs is primarily due to the substantial premium growth volume in all segments of the Company's business, which in turn results in an increase in underwriting expenses. The consolidated expense ratio of the Company's insurance operations

(underwriting expenses expressed as a percentage of premiums written) increased to 33.1% for the 1996 period from 31.3% for the comparable 1995 period. This increase resulted from the higher commission expenses incurred to generate premium growth.

Interest expense increased due to the January 1996 issuance of $100 million of long-term debt. In addition, in December 1996, the Company issued $210 million of Company-obligated mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinated debentures (see "Liquidity and Capital Resources").

The Federal income tax provision resulted in an effective tax rate of 22% in 1996 and 21% in 1995. The tax rate is lower than the statutory tax rate of 35% because a substantial portion of investment income is tax-exempt. The increase in the effective tax rate in 1996 is due primarily to a decrease in the percentage of pre-tax income that is tax-exempt.

In December 1995, the Company purchased all the remaining outstanding common stock of Signet Star Holdings. As a result of this acquisition, the minority interest in 1996 was solely related to international operations.

Preferred dividends increased as a result of the December 1995 issuance of Series B Cumulative Redeemable Preferred Stock (see "Liquidity and Capital Resources").

LIQUIDITY AND CAPITAL RESOURCES

GENERAL The Company's subsidiaries are highly liquid, receiving substantial cash from premiums, investment income, management fees and proceeds from sales and maturities of portfolio investments. The principal outflows of cash are payments of claims, taxes, interest and operating expenses. The net cash provided from operating activities (before trading account transactions) was $229 million in 1997, $244 million in 1996 and $207 million in 1995.

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. The Company is obligated to service its debt, pay consolidated Federal income taxes and pay its expenses. Tax payments and management fees from the insurance subsidiaries are made under agreements which generally are subject to approval by state insurance departments. Maximum amounts of dividends that can be taken without regulatory approval are prescribed by statute (see Note 3 of "Notes to Consolidated Financial Statements").

FINANCING ACTIVITY In October 1995, the Company issued 5,175,000 shares of common stock, par value $.20 per share and received net proceeds of approximately $145 million which was used to finance the acquisition of MECC.

On December 31, 1995, in connection with the acquisition of the remaining 40% of Signet Star, the Company issued to General Reinsurance Corporation ("General Re"), 458,667 shares of Series B Cumulative Redeemable Preferred Stock having an aggregate liquidation preference of $68,800,000. In addition, the Company guaranteed a senior subordinated promissory note of Signet Star in the principal amount of $35,793,085, which matures July 1, 2003 and bears interest at the rate of 6.5%. This note was issued to General Re in exchange for the convertible note previously held by General Re. In November 1993, Signet Star borrowed the maximum amount available under its revolving credit facility and used the proceeds to redeem senior notes issued in connection with the July 1, 1993 acquisition. The revolving credit facility was repaid on January 19, 1996 as discussed below.

On January 19, 1996, the Company issued $100 million of 6.25%, ten-year notes which are not redeemable until maturity and utilized a portion of the proceeds to retire $28.4 million of Signet Star's bank debt. In addition, a portion of the proceeds were used to retire $28 million of Series B Preferred Stock.

On December 19, 1996, the Company issued $210 million of Company-obligated manditorily redeemable capital securities of a subsidiary trust holding solely junior subordinated debentures of the Corporation due December 15, 2045 ("Capital Trust Securities") and utilized $38.4 million of the proceeds to retire the remaining outstanding shares of the Series B Preferred Stock. In addition, during December 1996 and January 1997, the Company utilized $39.2 million of the proceeds to retire 252,273

W. R. BERKLEY CORPORATION AND SUBSIDIARIES shares of the Series A Preferred Stock and placed $115.8 million in a trust which will be used to service the remaining outstanding Series A Preferred Stock. In the second and third quarters of 1997, 93,775 shares of the Series A Preferred Stock were purchased by subsidiaries of the Company. The Company expects that the balance of the proceeds of the trust will be utilized to redeem the Series A Preferred Stock on January 25, 1999. The balance of the proceeds is available for acquisitions, working capital and other general corporate purposes.

In March 1995, the Company purchased 175,500 shares of Common Stock for approximately $4.1 million. During 1996, the Company purchased 862,500 shares of Common Stock for approximately $24.2 million. On November 11, 1997, the Board of Directors authorized the Company to repurchase up to 2,000,000 shares of Common Stock.

The Company has on file two "shelf" Registration Statements with the Securities and Exchange Commission with a combined remaining balance of $190 million in additional equity and/or debt securities. The securities may be offered from time-to-time as determined by funding requirements and market conditions. In addition, the Company has a $50 million line-of-credit available.

INVESTMENTS In its investment strategy, the Company establishes a level of cash and highly liquid short-term and intermediate-term securities which, combined with expected cash flow, is believed adequate to meet foreseeable payment obligations. As part of this strategy, the Company attempts to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

The Company's investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, active management of the portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as changes in financial market conditions alter the assumptions underlying the purchase of certain securities.

The investment portfolio, valued on a cost basis, grew in 1997 by $282 million to approximately $3,218 million primarily due to the combined effects of net cash flow from operations and the financing activities discussed above.

During 1997, the Company invested approximately $243 million of its available cash inflow in invested cash and fixed income securities. At December 31, 1997, the portion of the portfolio invested in tax-exempt securities was 32% (30% in 1996); U.S. Government securities and cash equivalents remained at 26%; mortgage-backed securities were 16% (18% in 1996); corporate fixed maturity securities remained at 14%; trading account securities remained at 9%; and other equity securities represented the balance.

FEDERAL INCOME TAXES The Company files a consolidated Federal income tax return. At December 1997, the Company had a deferred tax liability of $79 million, which primarily relates to unrealized investment gains and intangible assets, and a deferred tax asset of $47 million, which primarily relates to the discounting of loss reserves for Federal income tax purposes.

The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

REINSURANCE

The Company follows the customary industry practice of reinsuring a portion of its exposures, paying to reinsurers a part of the premiums received on the policies it writes. Reinsurance is purchased principally to reduce net liability on individual risks and to protect against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. The Company monitors the financial condition of its reinsurers and attempts to place its coverages only with substantial, financially sound carriers.

REGIONAL OPERATIONS In 1997, all regional subsidiaries generally retained $300,000 on individual property casualty risks. Acadia Insurance Company retained up to $1.3 million per bond for surety business. Other regional companies writing surety business retained up to $450,000 ($325,000 prior to October 1, 1997). The regional group also maintained catastrophe reinsurance protection for approximately 95% of weather-related losses above $6 million per occurrence up to a maximum of $34 million. In addition, certain of the regional operating units carried additional aggregate catastrophe protection of $13.5 million in excess of $4 million for storms exceeding $500,000; $5 million in excess of $6.5 million for storms exceeding $1.0 million; and $4.5 million in excess of $7 million for storms exceeding $1.5 million.

REINSURANCE OPERATIONS Signet Star's catastrophe retrocession program provides coverage for property losses in four layers as follows: (i) 100% of $7.5 million in excess of $6.0 million per occurrence; (ii) 95% of $7.5 million in excess of $13.5 million per occurrence; and (iii) 95% of $9.0 million in excess of $21.0 million per occurrence, and 100% of $15 million in excess of $30 million, (for California only and only under certain conditions). In 1997, Signet Star has a variable quota share program on its casualty facultative business with retentions varying from $425,000 up to $2.5 million depending on the certificate limit. Property facultative business is covered on a per risk basis for $4.7 million in excess of $300,000. These coverages apply to Signet Star's individual certificate and master certificate business. During 1997, Signet Star had retrocession coverage for its fidelity and surety business for 100% of each loss up to $2.5 million in excess of $750,000 per occurrence and 79.5% of each loss up to $2.5 million in excess of $3.25 million per occurrence for its fidelity and surety business. During 1997, the Latin American and Carribean division retained $250,000 for property business and $500,000 for Marine, Energy and Aviation business.

SPECIALTY OPERATIONS Admiral's retention in 1997 was $175,000 per risk for most classes of business and $5.0 million, per insured, for business written by Monitor Liability Managers. In addition, in 1997 Admiral's Directors' and Officers' coverage also included additional protection on an aggregate basis. Nautilus generally retained $140,000 per risk in 1997 and Carolina maintained its retention at $300,000 on property and liability exposures. In 1997, Carolina Casualty (on business underwritten by Monitor Surety Managers), retained up to $1.5 million on a per principal per bond basis. Great Divide retained $120,000 per risk in 1997 ($187,500 in 1998). The Specialty Group (except Carolina) is also covered under the regional group's property catastrophe protection for 95% of $34 million in excess of $6 million.

ALTERNATIVE MARKETS OPERATIONS Midwest's retention is generally $1 million per occurrence above the self insured's underlying retention.

INTERNATIONAL OPERATIONS The international operations generally retained between $50,000 and $250,000 per occurrence or individual risk.

YEAR 2000

The Company continues to address system programming issues with regards to system requirements for the year 2000. Costs associated with the year 2000 projects, which to date have not been significant, are expensed as incurred. The Company has examined the year 2000 issues and does not expect it to have a material impact on the Company's operations. With respect to year 2000 claims exposure for our insurance and reinsurance subsidiaries, to date, no significant losses have arisen. However, due to the potential for judicial decisions which re-formulate policies to expand their coverage to previously unforeseen theories of liabilities which may produce unanticipated claims, at this point in time, the estimation of any potential year 2000 liabilities is not determinable.

CAPITALIZATION

For the year ended December 31, 1997, Stockholders' equity increased by approximately $68 million. The increase in stockholders' equity is attributable to an increase in retained earnings and an increase in unrealized gains in marketable securities which was partially offset by the repurchase of the Series A Preferred stock discussed above. Accordingly, the Company's total capitalization increased to $1,546 million at December 31, 1997 and the percentage of the Company's capital attributable to long-term debt decreased to 25% at December 31, 1997 from 26% at December 31, 1996.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)

Years ended December 31,                                      1997               1996                1995
                                                           -----------        -----------        -----------
Revenues:
  Net premiums written                                     $ 1,177,641        $ 1,052,511        $   860,421
  Change in net unearned premiums                              (65,894)           (71,290)           (57,085)
                                                           -----------        -----------        -----------
    Premiums earned                                          1,111,747            981,221            803,336
  Net investment income                                        199,588            164,490            137,332
  Management fees and commissions                               71,456             69,246             68,457
  Realized investment gains                                     13,186              7,437             10,357
  Other income                                                   4,333              2,772              2,461
                                                           -----------        -----------        -----------
    Total revenues                                           1,400,310          1,225,166          1,021,943
Operating costs and expenses:
  Losses and loss expenses                                    (734,424)          (669,160)          (570,998)
  Other operating costs and expenses                          (487,776)          (408,994)          (339,989)
  Interest expense                                             (48,869)           (31,963)           (28,209)
                                                           -----------        -----------        -----------
    Income before income taxes and minority interest           129,241            115,049             82,747
Federal income tax expense                                     (30,668)           (25,102)           (17,554)
                                                           -----------        -----------        -----------
    Income before minority interest                             98,573             89,947             65,193
Minority interest                                                  474                316             (4,311)
                                                           -----------        -----------        -----------
    Net income before preferred dividends                       99,047             90,263             60,882
Preferred dividends                                             (7,828)           (13,909)           (11,062)
                                                           -----------        -----------        -----------
    Net income attributable to common stockholders         $    91,219        $    76,354        $    49,820
                                                           ===========        ===========        ===========
Earnings per share:
      Basic                                                $      3.09        $      2.56        $      1.91
      Diluted                                              $      3.02        $      2.53        $      1.90
                                                           -----------        -----------        -----------

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

December 31,                                                                         1997                1996
                                                                                  -----------        -----------
ASSETS
Investments:
  Invested cash                                                                   $   417,967        $   327,193
  Fixed maturity securities:
    Held to maturity, at cost (fair value $194,919 and $208,232)                      182,172            204,234
    Available for sale, at fair value (cost $2,240,901 and $2,066,327)              2,322,971          2,098,670
  Equity securities, at fair value:
    Available for sale (cost $76,134 and $78,435)                                      86,243             93,900
    Trading account (cost $301,136 and $260,167)                                      311,969            267,609
Cash                                                                                   21,669             19,292
Premiums and fees receivable                                                          331,774            256,441
Due from reinsurers                                                                   432,516            427,419
Accrued investment income                                                              36,930             34,577
Prepaid reinsurance premiums                                                           72,148             70,057
Deferred policy acquisition costs                                                     145,737            119,157
Real estate, furniture and equipment at cost, less accumulated depreciation           126,831            116,303
Excess of cost over net assets acquired                                                73,142             73,404
Other assets                                                                           37,215             28,717
                                                                                  -----------        -----------
                                                                                  $ 4,599,284        $ 4,136,973
                                                                                  ===========        ===========
LIABILITIES, RESERVES, DEBT AND STOCKHOLDERS' EQUITY
Liabilities and reserves:
  Reserves for losses and loss expenses                                           $ 1,909,688        $ 1,782,703
  Unearned premiums                                                                   589,384            514,213
  Due to reinsurers                                                                    95,140             71,352
  Deferred Federal income taxes                                                        32,887              4,013
  Other liabilities                                                                   402,177            274,625
                                                                                  -----------        -----------
                                                                                    3,029,276          2,646,906
                                                                                  -----------        -----------
Long-term debt                                                                        390,415            390,104
Company-obligated mandatorily redeemable capital securities
  of a subsidiary trust holding solely 8.197% Junior Subordinated
   debentures of the corporation due December 15, 2045                               207,944            207,901
Minority interest                                                                      24,357             12,330

Stockholders' equity:
  Preferred stock, par value $.10 per share:
    Authorized 5,000,000 shares:
      7 3/8% Series A Cumulative Redeemable Preferred Stock
        653,952 and 930,807 shares issued and outstanding                                  65                 93
  Common stock, par value $.20 per share:
    Authorized 40,000,000 shares, issued and outstanding,
      net of treasury shares, 29,568,335 and 29,453,964 shares                          7,281              7,281
Additional paid-in capital                                                            428,760            469,065
Retained earnings                                                                     569,160            490,338
Net unrealized investment gains, net of taxes                                          58,206             31,075
Treasury stock, at cost, 6,835,510 and 6,950,103 shares                              (116,180)          (118,120)
                                                                                  -----------        -----------
                                                                                      947,292            879,732
                                                                                  -----------        -----------
                                                                                  $ 4,599,284        $ 4,136,973
                                                                                  ===========        ===========

See accompanying notes to consolidated financial statements.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share data)

Years ended December 31, 1997, 1996 and 1995

                                                                         Preferred
                                                                         and common                        Net
                                                                         stock and                      unrealized
                                                           Total         additional                     investment
                                                        stockholders'     paid-in        Retained          gains         Treasury
                                                          equity          capital        earnings        (losses)          stock
                                                         ---------       ---------       ---------       ---------       ---------
Balance, December 31, 1994                               $ 597,601       $ 340,924       $ 382,859       $ (33,973)      $ (92,209)
  Net income attributable to common stockholders            49,820              --          49,820              --              --
  Issuance of common shares                                146,484         145,144              --              --           1,340
  Issuance of preferred stock                               66,000          66,000              --              --              --
  Net change in unrealized investment gains                 82,423              --              --          82,423              --
  Purchase of treasury stock                                (4,095)             --              --              --          (4,095)
  Dividends to common stockholders ($.32 per share)         (8,418)             --          (8,418)             --              --
                                                         ---------       ---------       ---------       ---------       ---------
Balance, December 31, 1995                                 929,815         552,068         424,261          48,450         (94,964)
  Net income attributable to common stockholders            76,354              --          76,354              --              --
  Issuance of common shares                                  1,746             750              --              --             996
  Net change in unrealized investment gains                (17,375)             --              --         (17,375)             --
  Purchase of treasury stock                               (24,152)             --              --              --         (24,152)
  Repurchase of preferred stock                            (77,572)        (77,572)             --              --              --
  Accretion of Series B Preferred Stock                      1,193           1,193              --              --              --
  Dividends to common stockholders ($.35 per share)        (10,277)             --         (10,277)             --              --
                                                         ---------       ---------       ---------       ---------       ---------
Balance, December 31, 1996                                 879,732         476,439         490,338          31,075        (118,120)
  Net income attributable to common stockholders            91,219              --          91,219              --              --
  Issuance of common shares                                  3,130           1,190              --              --           1,940
  Net change in unrealized investment gains                 27,131              --              --          27,131              --
  Repurchase of preferred stock                            (41,523)        (41,523)             --              --              --
  Dividends to common stockholders ($.42 per share)        (12,397)             --         (12,397)             --              --
                                                         ---------       ---------       ---------       ---------       ---------
Balance, December 31, 1997                               $ 947,292       $ 436,106       $ 569,160       $  58,206       $(116,180)
                                                         =========       =========       =========       =========       =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

Years ended December 31,                                                                  1997             1996             1995
                                                                                       ---------        ---------        ---------
Cash flows from operating activities:
  Net income before preferred dividends                                                $  99,047        $  90,263        $  60,882
  Adjustments to reconcile net income to net cash flows
   provided by operating activities:
    Increase in reserves for losses and loss expenses,
      net of due to/from reinsurers                                                      137,312          126,006          106,333
    Depreciation and amortization                                                         11,852            8,590           14,286
    Change in unearned premiums and prepaid reinsurance premiums                          67,023           71,290           57,085
    Change in premiums and fees receivable                                               (64,858)         (25,348)         (20,551)
    Change in Federal income taxes                                                        (1,408)           5,719              491
    Change in deferred policy acquisition costs                                          (24,465)         (29,640)         (15,607)
    Realized investment gains                                                            (13,186)          (7,437)         (10,357)
    Other, net                                                                            18,127            4,374           14,033
                                                                                       ---------        ---------        ---------
      Net cash provided by operating activities before
        trading account sales (purchases)                                                229,444          243,817          206,595
  Trading account sales (purchases), net                                                  69,544          (79,906)         (47,314)
                                                                                       ---------        ---------        ---------
      Net cash provided by operating activities                                          298,988          163,911          159,281
                                                                                       ---------        ---------        ---------
Cash flows used in investing activities:
  Proceeds from sales, excluding trading account:
    Fixed maturity securities available for sale                                         718,789          534,529          452,460
    Equity securities                                                                     43,204           46,698           63,863
  Proceeds from maturities and prepayments of fixed maturity securities                  120,944          219,673          159,731
  Cost of purchases, excluding trading account:
    Fixed maturity securities available for sale                                        (984,961)        (786,631)        (690,650)
    Fixed maturity securities held to maturity                                                --         (105,675)         (30,568)
    Equity securities                                                                    (28,028)         (26,988)         (64,187)
  Cost of acquired companies, net of acquired cash and invested cash                         585          (11,739)        (197,404)
  Net additions to real estate, furniture and equipment                                  (17,898)         (46,983)         (14,472)
  Other, net                                                                              (9,904)          (5,083)          (8,098)
                                                                                       ---------        ---------        ---------
      Net cash used in investing activities                                             (157,269)        (182,199)        (329,325)
                                                                                       ---------        ---------        ---------
Cash flows from financing activities:
  Net proceeds from issuance of common stock                                                  --               --          144,739
  Net proceeds from issuance of preferred stock                                               --               --           66,000
  Net proceeds from issuance of long-term debt                                                --           98,850               --
  Net proceeds from issuance of Company-obligated mandatorily redeemable capital securities of a subsidiary trust holding
    solely 8.197% junior subordinated debentures                                              --          207,900               --
  Cash dividends to common stockholders                                                  (11,695)         (10,143)          (7,844)
  Cash dividends to preferred stockholders                                                (8,717)         (12,824)         (11,062)
  Repurchase of common treasury shares                                                        --          (24,152)          (4,095)
  Repurchase of preferred stock                                                          (41,523)         (77,572)              --
  Payment of subsidiary debt                                                                  --          (28,306)         (31,847)
  Other, net                                                                              13,367            4,103            1,441
                                                                                       ---------        ---------        ---------
      Net cash provided by (used in) financing activities                                (48,568)         157,856          157,332
                                                                                       ---------        ---------        ---------
Net increase (decrease) in cash and invested cash                                         93,151          139,568          (12,712)
Cash and invested cash at beginning of year                                              346,485          206,917          219,629
                                                                                       ---------        ---------        ---------
Cash and invested cash at end of year                                                  $ 439,636        $ 346,485        $ 206,917
                                                                                       =========        =========        =========
Supplemental disclosure of cash flow information:
  Interest paid on debt                                                                $  45,950        $  28,296        $  32,839
                                                                                       =========        =========        =========
  Federal income taxes paid                                                            $  32,258        $  19,171        $  17,064
                                                                                       =========        =========        =========

See accompanying notes to consolidated financial statements.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 1997, 1996, and 1995


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Principles of consolidation and basis of presentation

The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries ("the Company"), have been prepared on the basis of generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates. All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 1996 and 1995 financial statements to conform them to the presentation of the 1997 financial statements.

(B) Revenue recognition

Insurance premiums written are recognized as earned generally on a pro-rata basis over the contract period. Management fees on insurance services contracts are recorded as earned primarily on a pro-rata basis over the policy period. Commission income is recognized as earned on the effective date of the applicable insurance policies.

(C) Investments

The Company has classified its investments into three categories. Securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost. Securities which the Company purchased with the intent to sell in the near term are classified as "trading" and are reported at estimated fair value, with unrealized gains and losses reflected in the statement of operations. The remaining securities are classified as "available for sale" and carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a separate component of stockholders' equity.

   Short sales and short call options used in trading account activities, as part of a hedging strategy, are included in other liabilities. Short sales and short call options are reported at fair value, with unrealized gains and losses reflected in net investment income.

   Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale. The cost of securities is adjusted where appropriate to include a provision for significant decline in value which are considered to be other than temporary. The Company uses the specific identification method where possible and the first-in, first-out method in other instances, to determine the cost of securities sold. Realized gains or losses, including any provision for decline in value, are included in the statement of operations.

(D) Per Share Data

All share data have been retroactively adjusted to reflect a three-for-two stock split which was affected in 1997. The Company implemented Statement of Financial Accounting Standards Number 128 in 1997. All prior period amounts have been restated. Basic per share data is based upon the weighted average number of shares outstanding during the year. Diluted per share data reflects the potential dilution that would occur if employee stock based compensation plans were exercised. Shares issued in connection with loans from shareholders are not considered to be outstanding for the purposes of calculating per share amounts and, accordingly, have been excluded from stockholders' equity.

(E) Deferred policy acquisition costs

Acquisition costs (primarily commissions and premium taxes) incurred in writing insurance and reinsurance business are deferred and amortized ratably over the terms of the related contracts. Deferred policy acquisition costs are limited to the amounts estimated to be recoverable from the applicable unearned premiums and the related anticipated investment income by giving effect to anticipated losses, loss adjustment expenses and expenses necessary to maintain the contracts in force.

(F) Reserves for losses and loss expenses

Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in results of operations in the period in which they are determined.

   One subsidiary of the Company, Midwest Employers Casualty Company ("Midwest"), discounts its liabilities for excess workers' compensation ("EWC") losses and loss expenses using a "risk-free" rate. Midwest discounts its EWC liabilities because of the long period of time over which it pays losses. The Company believes that utilizing a "risk-free" rate to discount these reserves more closely reflects the economics associated with the excess workers' compensation line of business (see Note 10 of notes to consolidated financial statements).

(G) Reinsurance ceded

Ceded unearned premiums are reported as prepaid reinsurance premiums and estimated amounts of reinsurance recoverable on unpaid losses are included in due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the liability must be discharged by the Company. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided reserves for uncollectible reinsurance.

(H) Excess of cost over net assets acquired

Costs in excess of the net assets of subsidiaries acquired are being amortized on a straight-line basis over 25 to 40 years. The Company continually evaluates the amortization period of its intangible assets. Estimates of useful lives are revised when circumstances or events indicate that the original estimate is no longer appropriate. Amortization (including adjustments) of the excess of cost over net assets acquired was $2,950,000, $3,334,000 and $2,465,000 for 1997,
1996 and 1995, respectively.

(I) Federal income taxes

The Company files a consolidated Federal income tax return. In 1995 and prior years, Signet Star Holdings, Inc. filed its own consolidated Federal income tax return.

The Company's method of accounting for income taxes is the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse.

(J) Stock Options

The Company accounts for its stock options in accordance with Financial Accounting Standards Board ("FASB") Statement No. 123 "Accounting for Stock-Based Compensation" (FAS 123) which provides that stock based compensation may be disclosed in the footnotes to financial statements.

(K) Foreign currency

Revenues and expenses in foreign currencies are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the close of the period. Gains or losses (losses of $1,711,000 in 1997) resulting from translating foreign currency financial statements are reported as a component of stockholders' equity. Gains or losses (gains of $1,408,000 in 1997) resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in other income in the statement of operations.

(L) Real estate, furniture and equipment

Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Included in the statement of operations is depreciation expense of $12,799,000, $12,234,000 and $10,133,000 for 1997, 1996 and 1995,
respectively.

(M) Segment Disclosure

In June 1997, the FASB issued SFAS 131 "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The Company adopted provisions of this statement in 1997 and all prior periods have been restated. This statement relates to presentation of information and had no impact on the Company's results of operations or financial condition.

(N) Recent accounting pronouncements

The American Institute of Certified Public Accountants issued Statement of Position 97-3 "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments," which will be effective for fiscal periods beginning in 1999. SOP 97-3 provides guidance on accounting and disclosure of insurance related assessments. The Company does not expect this statement to have a material impact on the Company's financial position or results of operation.

   In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income," which requires enterprises to disclose comprehensive income and its components in a prominent position on the face of the financial statements. The Company will implement this statement in 1998. This statement relates to presentation of information and will have no impact on the Company's results of operations or financial condition.


W. R. BERKLEY CORPORATION AND SUBSIDIARIES                                    29

(2) REINSURANCE CEDED

The Company follows the customary industry practice of reinsuring a portion of its exposures principally to reduce net liability on individual risks and to protect against catastrophic losses. Due from reinsurer has been reduced by an offsetting funds held balance. The following amounts arising under reinsurance ceded contracts have been deducted in arriving at the amounts reflected in the statement of operations:

(Dollars in thousands)          1997       1996        1995
                            --------   --------    --------
Premiums written            $240,754   $210,009    $212,169
                            --------   --------    --------
Premiums earned             $239,233   $216,127    $207,375
                            --------   --------    --------
Losses and loss expenses    $129,405   $120,784    $134,120
                            --------   --------    --------


(3) DIVIDENDS FROM SUBSIDIARIES AND STATUTORY FINANCIAL INFORMATION

The Company's insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 1998, the maximum amount of dividends which can be paid without such approval is approximately $98,713,000.

   Combined net income and policyholders' surplus of the Company's consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

(Dollars in thousands)          1997       1996        1995
                            --------   --------    --------
Net income                 $ 121,300   $ 84,249    $ 75,587
                            --------   --------    --------
Policyholders' surplus     $ 971,749   $881,380    $839,890
                            --------   --------    --------


   The significant variances between statutory accounting practices and GAAP are: For statutory purposes, bonds are carried at amortized cost, acquisition costs are charged to operations as incurred, deferred federal income taxes are not provided for temporary differences between book and tax assets and liabilities, EWC reserves are discounted at a 3.0% rate, loss reserves and unearned premiums are reflected net of applicable reinsurance and certain assets designated as "non admitted assets" are charged directly to surplus.

   At December 31, 1997 and 1996, bonds with a fair value of $160,369,000 and $139,497,000 were on deposit with various state Insurance Departments as required by state laws.

   The National Association of Insurance Commissioners ("NAIC") has risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. RBC did not affect the operations of the Company's insurance subsidiaries since all of its subsidiaries have an RBC amount above the authorized control level RBC, as defined by the NAIC.


(4) ACQUISITIONS

During 1997 and 1996, several acquisitions were completed for an aggregate consideration of approximately $7,238,000 and $15,955,000, respectively. The acquisitions were accounted for as purchases and, accordingly, the results of operations of the acquired companies have been included from the respective dates of acquisition. Proforma results of operations have been omitted as such effects are not significant.

   Net assets of the acquired companies for 1997 and 1996 were as follows:
Investments in fixed maturity and equity securities of $2,192,000 and $6,434,000; cash and invested cash of $7,823,000 and $4,216,000; excess of cost over net assets acquired of $2,688,000 and $7,138,000; and other liabilities, net of other assets of $5,465,000 and $1,833,000.

   During 1995, the Company purchased majority interests in two property and casualty companies in Argentina for consideration of approximately $9.2 million, which constituted a portion of the Company's initial contribution to Berkley International, LLC.

   The proforma effect of these transactions on the Company's results of operations is not significant.

   On November 8, 1995, the Company acquired 100% of the stock of MECC, Inc., the Parent of Midwest Employers Casualty Company, for $141,908,000. In connection with this acquisition, the Company also retired approximately $19,590,000 of MECC, Inc.'s debt. The purchase was funded by the issuance of 5,175,000 shares of Common Stock issued at $29.17 per share. On December 31, 1995, the Company acquired General Re Corporation's ("General Re") 40% interest in Signet Star Holdings, Inc. ("Signet Star") by issuing to General Re 458,667 shares of Series B Cumulative Redeemable Preferred Stock of the Company having an aggregate liquidation preference of $68,800,000. During 1996 the Company purchased all outstanding shares of the Series B Preferred Stock for $66 million. The only significant effect on the Company's financial statements from this acquisition was an increase in preferred stock outstanding and the elimination of the related minority interest because Signet Star's results of operations were previously consolidated.

   All of the acquisitions were accounted for as purchases and, accordingly, the results of operations of the acquired companies have been included from the dates of acquisition.

   The Company's consolidated Proforma results of operations assuming the acquisitions of MECC, Inc. and the remaining 40% interest in Signet Star occurred as of January 1, 1995 are as follows:

(Dollars in thousands, except per share data)           1995
                                                  ----------
Total revenues                                    $1,100,195
                                                  ----------
Net income attributable to
  common shareholders                             $   70,102
                                                  ----------
Earnings per common share:
  Basic                                           $     2.32
  Diluted                                         $     2.31
                                                  ----------


   The Proforma consolidated financial data do not purport to represent what the Company's results of operations actually would have been had the acquisitions and related financings occurred on the dates indicated, or to project the Company's results of operations for any future period. The above amounts primarily reflect the effects on results of operations of certain adjustments resulting from the revaluation of assets and liabilities of the purchased companies and from the financing of such acquisitions.


(5) FEDERAL INCOME TAXES

Federal income tax expense consists of:

(Dollars in thousands)          1997       1996         1995
                             -------    -------      -------
Current expense              $21,999    $26,096      $17,879
Deferred expense (benefit)     8,669       (994)       (325)
                             -------    -------      -------
  Total expense              $30,668    $25,102      $17,554
                             =======    =======      =======

   A reconciliation of Federal income tax expense and the amounts computed by applying the Federal income tax rate of 35% to pre-tax income is as follows:

(Dollars in thousands)          1997       1996         1995
                             -------    -------      -------
Computed "expected" tax
  expense                    $45,234    $40,267      $28,961
Tax-exempt investment
  income                     (15,432)   (15,471)     (12,938)
Other, net                       866        306        1,531
                             -------    -------      -------
  Total expense              $30,668    $25,102      $17,554
                             =======    =======      =======



   At December 31, 1997 and 1996, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(Dollars in thousands)                     1997         1996
                                        -------       ------
DEFERRED TAX ASSET
Loss reserve discounting                $49,638      $50,481
Other                                     3,912        5,122
                                        -------       ------
  Gross deferred tax asset               53,550       55,603
Less: valuation allowance                (7,000)      (7,000)
                                        -------       ------
  Deferred tax asset                     46,550       48,603
                                        =======       ======
DEFERRED TAX LIABILITY
Amortization of intangibles              12,025       12,407
Expense recognition differences          17,044       13,434
Realized investment gains                 6,163        5,676
Deferred taxes on unrealized
  investment gains                       32,261       16,733
Depreciation                              5,437        2,115
Unrealized gains on trading
   account activity                       3,792          705
Other                                     2,715        1,546
                                        -------       ------
  Deferred tax liability                 79,437       52,616
                                        -------       ------
  Net deferred tax
    liability                           $32,887       $4,013
                                        =======       ======


   Federal income tax expense applicable to realized investment gains was $4,615,000, $2,603,000 and $3,664,000 in 1997, 1996 and 1995, respectively. The
Company had a current tax receivable of $5,869,000 at December 31, 1997 and a current income tax payable of $6,224,000 at December 31, 1996. The Company's tax returns through December 31, 1991 have been examined by the Internal Revenue Service and additional income taxes have been paid.

   The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this net asset.


W. R. BERKLEY CORPORATION AND SUBSIDIARIES                                    31

(6) LONG-TERM DEBT

Long-term debt consists of the following:

Description                              Rate                 Maturity                    Face Value         Carrying Value
-----------                              ----                 --------                    ----------         --------------
Senior Notes                             8.95%                May 20, 1998              $ 10,000,000           $  9,996,000
Senior Notes                             6.31%                March 6, 2000               25,000,000             24,946,000
Senior Notes                             6.71%                March 4, 2003               25,000,000             24,906,000
Senior Subordinated Notes                6.50%                July 1, 2003                35,793,000             35,793,000
Senior Notes                             6.25%                January 15, 2006           100,000,000             99,015,000
Senior Notes                             9.875%               May 15, 2008               100,000,000             96,894,000
Senior Debentures                        8.70%                January 1, 2022            100,000,000             98,865,000
                                                                                        ------------           ------------
                                                                                        $395,793,000           $390,415,000
                                                                                        ============           ============


   The difference between the face value of long-term debt and the carrying value is unamortized discount. All outstanding long-term debt is not redeemable until maturity and ranks on parity with all other outstanding indebtedness of the Company.

         The Company has on file two "shelf" registration statements with the Securities and Exchange Commission with a combined remaining balance of $190 million in additional equity and/or debt securities. The securities may be offered from time-to-time as determined by funding requirements at market conditions. In addition, the Company has a $50 million line-of-credit available.

(7) STOCK OPTION PLAN

The Company adopted the W. R. Berkley Corporation 1992 Stock Option Plan ("the Stock Option Plan") under which 2,625,000 shares of Common Stock were reserved for issuance. In May 1997, the Corporation restated the Stock Option Plan to increase the number of shares of Common Stock authorized for issuance under the Stock Option Plan from 2,625,000 to 7,125,000. Pursuant to the Plan, options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant. To date, options have been granted with an exercise price equal to the average of the high and low market price on the date of grant.

   The following table summarizes option information, including options granted under both the 1992 and prior plans:

                                                1997                             1996                        1995
                                      -----------------------          ----------------------        ---------------------
                                                     Weighted                         Weighted                     Weighted
                                                      Average                          Average                      Average
                                                     Exercise                         Exercise                     Exercise
                                        Shares         Price            Shares          Price          Shares        Price
                                      ---------       ------           ---------       ------        ---------      ------
Outstanding at beginning of year      2,491,222       $26.03           1,521,339       $23.62        1,529,732      $22.82
Granted                               1,154,354        34.68           1,100,813        29.02          151,501       28.34
Exercised                               280,498        20.87              64,216        19.71           86,178       16.56
Canceled                                146,316        27.42              66,714        26.65           73,716       24.85
                                      ---------       ------           ---------       ------        ---------      ------
Outstanding at end of year            3,218,762       $29.52           2,491,222       $26.03        1,521,339      $23.61
                                      ---------       ------           ---------       ------        ---------      ------
Options exercisable at year end         558,210       $22.66             527,832       $20.31          395,827      $18.81
                                      ---------       ------           ---------       ------        ---------      ------
Options available for future grant    3,892,439                          401,208                       935,672
                                      ---------       ------           ---------       ------        ---------      ------

   In accordance with FAS 123 the fair value of the options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1997 and 1996, respectively: (a) dividend yield of 1%, (b) expected volatility of 20%,(c) risk free interest rate of 6.70% and 6.65%, and (d) expected life of 7.5 years. The weighted average fair value of options granted during the year were $12.97 and $10.77 for the year ended December 31, 1997 and 1996, respectively.

   The following table summarizes information about stock options outstanding at December 31, 1997 and 1996:

                                                                    Options Outstanding              Options Exercisable

                                                                 Weighted                         Weighted
  Range of                                                       Remaining       Weighted          Average          Average
  Exercise                                       Number         Contractual       Average          Number          Exercise
   Prices                                     Outstanding          Life            Price         Exercisable         Price
                                               ---------            ---           ------           -------          ------
December 31, 1997
$14 to $27                                       917,795            5.4           $23.42           523,214          $22.14
 27 to  32                                     1,129,363            8.2            29.11            34,996           30.48
 32 to  42                                     1,171,604            9.3            34.68                 0               0
                                               ---------            ---           ------           -------          ------
  Total                                        3,218,762            7.8           $29.52           558,210          $22.66
                                               =========            ===           ======           =======          ======
December 31, 1996
$14 to $27                                     1,250,720            6.2           $22.91           508,581          $19.93
 27 to  32                                     1,223,252            9.2            29.09            19,251           30.35
 32 to  42                                        17,250            9.9            35.08                 0               0
                                               ---------            ---           ------           -------          ------
  Total                                        2,491,222            7.7           $26.03           527,832          $20.31
                                               =========            ===           ======           =======          ======

Had compensation costs for the Company's 1997 and 1996 grants been determined under the cost recognition alternative of FAS 123, the effect on the Company's net income and net income attributable to common shareholders would have been:

For the Year Ended December 31,       1997            1996
                                   -------         -------
Net income attributable to Common Shareholders:
                                   -------         -------
 As reported                       $91,219         $76,354
 Proforma                          $89,645         $75,592
                                   =======         =======


For the Year Ended December 31,       1997            1996
                                   -------         -------
Basic earnings per share:
                                   -------         -------
 As reported                       $  3.09         $  2.56
 Proforma                          $  3.04         $  2.54
                                   =======         =======
Diluted earnings per share:
                                   -------         -------
 As reported                       $  3.02         $  2.53
 Proforma                          $  2.97         $  2.51
                                   =======         =======


(8) COMPANY-OBLIGATED MANDATORILY REDEEMABLE CAPITAL SECURITIES OF A SUBSIDIARY TRUST HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES OF THE CORPORATION DUE DECEMBER 15, 2045

   The Company obligated mandatorily redeemable preferred securities of a subsidiary trust holding solely junior subordinated debentures ("Capital Trust Securities") were issued by the W.R. Berkley Capital Trust ("the Trust"). All of the common securities of the Trust are owned by the Company. The sole assets of the Trust are $210,000,000 aggregate principal amount of 8.197% Junior Subordinated Debentures due December 15, 2045, issued by the Company (the "Junior Subordinated Debentures"). The Company's guarantee of payments of cash distributions and payments on liquidation of the Trust or redemption of the Capital Trust Securities, when taken together with the Company's obligations under the Trust Agreement under which the Capital Trust Securities were issued, the Junior Subordinated Debentures and the Indenture, under which the Junior Subordinated Debentures were issued, including its obligations to pay costs, expenses, debts and liabilities of the Trust (other than with respect to the Capital Trust Securities), provide a full and unconditional guarantee of the Trust's obligations under the Capital Trust Securities. The Company records the preferential cumulative cash dividends arising from the payments of interest on the Junior Subordinated Debentures as an expense in its consolidated statement of operations.

   The Capital Trust Securities are subject to mandatory redemption in a like amount, (i) in whole but not in part, on the stated maturity date, upon repayment of the Junior Subordinated Debentures, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the Junior Subordinated Debentures by the Company upon the occurrence and continuation of a certain event and (iii) in whole or in part, on or after, December 15, 2006, contemporaneously with the optional prepayment by the Company of Junior Subordinated Debentures.


W. R. BERKLEY CORPORATION AND SUBSIDIARIES                                    33

(9) INVESTMENTS

At December 31, 1997 and 1996, there were no investments, other than investments in United States government securities, which exceeded 10% of stockholders' equity. At December 31, 1997 and 1996, investments were as follows:


(Dollars in thousands)

                                                                       Gross         Gross                  Amount at which
                                                                    unrealized    unrealized        Fair     shown in the
Type of investment                                     Cost(a)         gains        losses          value    balance sheet
------------------                                     -------         -----        ------          -----    -------------
December 31, 1997
Fixed maturity securities held to maturity:
  State and municipal                               $    78,879   $     5,735   $        (48)   $    84,566  $    78,879
  Corporate                                              13,831           476             --         14,307       13,831
  Mortgage backed securities                             89,462         6,584             --         96,046       89,462
                                                     ----------   -----------     ----------     ----------   ----------
    Total fixed maturities held to maturity             182,172        12,795            (48)       194,919      182,172
                                                     ----------   -----------     ----------     ----------   ----------
Fixed maturity securities available for sale:
  United States Government(b)                           413,722        10,224            (53)       423,893      423,893
  State and municipal                                   957,329        43,891           (405)     1,000,815    1,000,815
  Corporate                                             450,986        16,521           (601)       466,906      466,906
  Mortgage backed securities                            418,864        12,960           (467)       431,357      431,357
                                                     ----------   -----------     ----------     ----------   ----------
    Total fixed maturities available for sale         2,240,901        83,596         (1,526)     2,322,971    2,322,971
                                                     ----------   -----------     ----------     ----------   ----------
Common stocks                                            16,512         8,524             (8)        25,028       25,028
Preferred stocks                                         59,622         1,639            (46)        61,215       61,215
                                                     ----------   -----------     ----------     ----------   ----------
Total equity securities available for sale               76,134        10,163            (54)        86,243       86,243
                                                     ----------   -----------     ----------     ----------   ----------
Trading account                                         301,136        15,922         (5,089)       311,969      311,969
Invested cash(c)                                        417,967           --              --        417,967      417,967
                                                     ----------   -----------     ----------     ----------   ----------
Total investments                                    $3,218,310    $  122,476    $    (6,717)    $3,334,069   $3,321,322
                                                     ==========    ==========    ===========     ==========   ==========

December 31, 1996
Fixed maturity securities held to maturity:
  State and municipal                                $   80,943   $     4,542    $      (127)   $    85,358  $    80,943
  Corporate                                              39,478           626           (649)        39,455       39,478
  Mortgage backed securities                             83,813         1,057         (1,451)        83,419       83,813
                                                     ----------   -----------     ----------     ----------   ----------
    Total fixed maturities held to maturity             204,234         6,225         (2,227)       208,232      204,234
                                                     ----------   -----------     ----------     ----------   ----------
Fixed maturity securities available for sale:
  United States Government(b)                           442,816         6,908         (6,326)       443,398      443,398
  State and municipal                                   811,871        21,004         (2,334)       830,541      830,541
  Corporate                                             359,928         9,007         (4,082)       364,853      364,853
  Mortgage backed securities                            451,712        10,363         (2,197)       459,878      459,878
                                                     ----------   -----------     ----------     ----------   ----------
    Total fixed maturities available for sale         2,066,327        47,282        (14,939)     2,098,670    2,098,670
                                                     ----------   -----------     ----------     ----------   ----------
Common stocks                                            18,661        15,591             --         34,252       34,252
Preferred stocks                                         59,774           439           (565)        59,648       59,648
                                                     ----------   -----------     ----------     ----------   ----------
Total equity securities available for sale               78,435        16,030           (565)        93,900       93,900
                                                     ----------   -----------     ----------     ----------   ----------
Trading account                                         260,167         9,184         (1,742)       267,609      267,609
Invested cash(c)                                        327,193           --              --        327,193      327,193
                                                     ----------   -----------     ----------     ----------   ----------
Total investments                                    $2,936,356   $    78,721     $  (19,473)    $2,995,604   $2,991,606
                                                     ==========   ===========     ==========     ==========   ==========

(a)Adjusted as necessary for amortization of premium or discount.

(b)Includes United States government agencies and authorities.

(c)Short-term investments which mature within three months of the date of purchase.

The amortized cost and fair value of fixed maturity securities, at December 31, 1997, by contractual maturity, are shown on next page. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

(Dollars in thousands)                                            1997

                                                          Cost       Fair value
                                                       ----------    ----------
Due in one year or less                              $    109,268   $9,9109,746
Due after one year through five years                     643,696       664,668
Due after five years through ten years                    462,608       481,413
Due after ten years                                       699,175       734,660
Mortgage-backed securities                                508,326       527,403
                                                       ----------    ----------
Total                                                  $2,423,073    $2,517,890
                                                       ==========    ==========


Realized gains (losses) and the change in difference between fair value and cost of investments, before applicable income taxes, are as follows:

(Dollars in thousands)                                                     1997             1996             1995
                                                                       --------        ---------        ---------
Realized gains (losses):
  Fixed maturity securities sold(a)                                    $ (3,308)       $   1,850        $  17,819
  Equity securities sold                                                 16,537            5,285             (976)
  Net change in provision for decline in value(b):
    Fixed maturity securities                                               103             (152)            (352)
    Equity securities                                                       581               --            4,191
  Other                                                                    (727)             454             (325)
                                                                       --------        ---------        ---------
                                                                         13,186            7,437           10,357
                                                                       --------        ---------        ---------
Change in difference between fair value and cost of investments:
  Fixed maturity securities                                              58,476          (36,232)         123,590
  Equity securities                                                      (5,356)           6,386            8,528
                                                                       --------        ---------        ---------
                                                                         53,120          (29,846)         132,118
                                                                       --------        ---------        ---------
Total                                                                  $ 66,306        $ (22,409)       $ 142,475
                                                                       ========        =========        =========

(a) During 1997, 1996 and 1995, gross gains of $7,988,000, $5,904,000 and
   $11,570,000, respectively, and gross losses of $11,296,000, $4,054,000 and
   $3,751,000, respectively, were realized. Included in fixed maturity securities sold are losses arising from the Company's investments in a municipal security trading partnership. The primary focus of the partnership is municipal arbitrage. Municipal arbitrage is an investment strategy which attempts to capitalize on certain anomalies which tend to occur in the municipal bond market.

(b) The provision for decline in value of investments is $2,800,000, $3,485,000 and $3,333,000 as of December 31, 1997, 1996 and 1995, respectively.

   Investment income consists of the following:

(Dollars in thousands)                                         1997             1996             1995
                                                          ---------        ---------        ---------
  Fixed maturity securities                               $ 159,199        $ 146,431        $ 115,668
  Invested cash                                              10,829            6,698           13,000
  Equity securities                                           5,139            4,039            4,418
  Trading account(a)                                         28,831           12,331            9,030
  Other                                                       1,814            1,548            1,411
                                                          ---------        ---------        ---------
    Gross investment income                                 205,812          171,047          143,527
  Interest on funds held under reinsurance treaties          (6,224)          (6,557)          (6,195)
                                                          ---------        ---------        ---------
Net investment income                                     $ 199,588        $ 164,490        $ 137,332
                                                          =========        =========        =========


(a) The primary focus of the trading account is merger and municipal fixed income arbitrage. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Merger arbitrage differs from other types of investments in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes merger arbitrage investments less vulnerable to changes in general financial market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales.

   The arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. Therefore, just as long portfolio positions may also incur losses during market declines, hedge positions may incur losses during market advances. As of December 31, 1997, the notional amount of option and swap contracts outstanding are $32,524,000 and $10,000,000, respectively.

   Investment income earned from trading account activity includes unrealized trading gains of $10,833,000, $2,013,000, and $352,000 for 1997, 1996 and
   1995, respectively. Included in other liabilities at their fair value are short sales and short call options $159,456,000 and $87,080,000 as of December 31, 1997 and 1996, respectively. The corresponding proceeds of the short securities are $162,360,000 and $83,172,000 as of December 31, 1997 and 1996, respectively.


W. R. BERKLEY CORPORATION AND SUBSIDIARIES                                    35

(10) RESERVES FOR LOSSES AND LOSS EXPENSES

The table below provides a reconciliation of the beginning and ending reserve balances, on a gross of reinsurance basis:

(Dollars in thousands)                                                   1997               1996               1995
                                                                  -----------        -----------        -----------
Net reserves at beginning of year                                 $ 1,333,122        $ 1,209,250        $   895,440
                                                                  -----------        -----------        -----------
Net reserves of companies acquired                                      4,984                 --            191,963
Net provision for losses and loss expenses:
  Claims occurring during the current year                            747,977            675,674            580,594
  Decrease in estimates for claims occurring in prior years           (21,313)           (15,219)            (9,596)
  Amortization of discount                                              7,760              8,705                 --
                                                                  -----------        -----------        -----------
                                                                      734,424            669,160            570,998
                                                                  -----------        -----------        -----------
Net payments for claims
  Current year                                                        315,370            280,565            228,100
  Prior years                                                         324,149            264,723            221,051
                                                                  -----------        -----------        -----------
                                                                      639,519            545,288            449,151
                                                                  -----------        -----------        -----------
Net reserves at end of year                                         1,433,011          1,333,122          1,209,250
Ceded reserves at the end of year                                     476,677            449,581            450,770
                                                                  -----------        -----------        -----------
Gross reserves at the end of year                                 $ 1,909,688        $ 1,782,703        $ 1,660,020
                                                                  ===========        ===========        ===========


Due to the nature of Excess Workers Compensation ("EWC") business and the long period of time over which losses are paid in this line of business, the Company discounts the liability for losses and loss expenses established for the excess workers' compensation line of business. Discounting liabilities for losses and loss expenses gives recognition to the time value of money. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience and is supplemented with data compiled from insurance companies writing workers' compensation on an excess-of-loss basis. The expected payout pattern has a very long duration because it reflects the nature of losses generally which penetrate self-insured retention limits contained in excess workers' compensation policies. The Company has limited the estimated payout duration to 30 years in order to introduce an additional level of conservatism into the discounting process. The liabilities for losses and loss expenses have been discounted using "risk-free" discount rates determined by reference to the U.S. Treasury yield curve weighted for the EWC premium volume to reflect the seasonality of the anticipated duration of losses associated with such coverages. The average discount rate for accident years 1997, 1996 and 1995 and prior is 5.98%, 5.90% and 5.80%, respectively. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $189,600,000, $172,415,000 and $152,235,000 at December 31, 1997, 1996 and 1995, respectively. For Statutory purposes, the Company uses a discount rate of 3.0% as permitted by the Department of Insurance of the State of Ohio.

   To date, known pollution and environmental claims at the insurance company subsidiaries have not had a material impact on the Company's operations. Environmental claims have not materially impacted the Company because our subsidiaries generally did not insure larger industrial companies which are subject to significant environmental exposures.

   The Company's net reserves for losses and loss adjustment expenses relating to pollution and environmental claims were $33.1 million and $35.2 million at December 31, 1997 and 1996, respectively. The Company's gross reserves for losses and loss adjustment expenses relating to pollution and environmental claims were $68.4 million and $71.9 million at December 31, 1997 and 1996, respectively. Net incurred losses and loss expenses for reported pollution and environmental claims were approximately $ .1 million, $6.9 million and $8.0 million in 1997, 1996 and 1995, respectively. Net paid losses and loss expenses has averaged approximately $3 million for each of the last three years. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because of the difficulty of making a reasonable actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties is highly uncertain.

(11) STOCKHOLDERS' EQUITY

The Company has calculated per share data in accordance with FAS 128. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The number of shares used in the computation of basic earnings per share was 29,503,000, 29,792,000 and 26,121,000 for 1997, 1996 and 1995,
respectively. The number of shares used in the computations of diluted earnings per share was 30,185,000, 30,130,000 and 26,262,000 for 1997, 1996 and 1995,
respectively. The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock based employee compensation plans.

         Changes in shares of Common Stock outstanding, net of treasury shares, are as follows:

(in thousands)                              1997          1996            1995
                                           -------       -------        -------
Balance, beginning of year                  29,454        30,252         25,167
Shares issued                                  114            65          5,261
Shares repurchased                              --          (863)          (176)
                                           -------       -------        -------
Balance, end of year                        29,568        29,454         30,252
                                           =======       =======        =======

         As of December 31, 1996, 930,807 shares of 7 3/8% Series A Cumulative Redeemable Preferred Stock were issued and outstanding. During January 1997, the Company purchased an additional 183,080 shares of Series A Preferred Stock for an aggregate cost of $28,506,000. In the second and third quarters of 1997, 93,775 shares of the Series A Preferred Stock were purchased by subsidiaries of the Company. In addition, $115,800,000 was placed in a trust which will be used to service and redeem the remaining outstanding shares of Series A Preferred Stock.

(12) SUPPLEMENTAL FINANCIAL
     STATEMENT DATA

Other operating costs and expenses consist of the following:

(Dollars in thousands)                    1997            1996            1995
                                        --------        --------        --------
Amortization of
  deferred policy
  acquisition costs                     $337,871        $283,642        $228,610
Other operating costs
  and expenses of
  insurance operations                    65,993          50,288          38,773
Other costs and expenses                  83,912          75,064          72,606
                                        --------        --------        --------
Total                                   $487,776        $408,994        $339,989
                                        ========        ========        ========

(13) COMMITMENTS, LITIGATION AND
     CONTINGENT LIABILITIES

At present, neither the Company nor any of its subsidiaries are engaged in any litigation known to the Company which management believes will have a material adverse effect upon the Company's business. As is common with other insurance companies, the Company's subsidiaries are regularly engaged in the defense of claims arising out of the conduct of the insurance business.

         On September 11, 1995, the Company formed Berkley International, LLC ("Berkley International"), a limited liability company. The Company is obligated to contribute $31.2 million to Berkley International over the next six years, as required.

(14) LEASE OBLIGATIONS

The Company and several of its subsidiaries use office space and equipment under leases expiring at various dates through September 1, 2004. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was approximately; $12,564,000, $11,098,000 and $9,437,000 for 1997,
1996 and 1995 respectively. Future minimum lease payments (without provision for sublease income) are: $12,594,000 in 1998; $11,237,000 in 1999; $8,669,000 in
2000; $5,603,000 in 2001; $4,161,000 in 2002; and $7,998,000 thereafter.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

(15) INDUSTRY SEGMENTS

The Company's operations are presently conducted through five basic segments: regional property casualty insurance; reinsurance; specialty lines of insurance; alternative markets operations; and international. The regional property casualty insurance segment writes standard commercial and personal lines insurance for such risks as automobiles, homes and business. The Company's reinsurance segment specializes in underwriting property, casualty and surety reinsurance on both a treaty and facultative basis. The specialty lines of insurance consist primarily of excess and surplus lines, commercial transportation, professional liability, directors and officers liability and surety. The Company's alternative markets segment specializes in insuring, reinsuring, and administering self-insurance programs and other alternative risk transfer mechanisms for public entities, private employers and associations. Finally, the international operations represent the Company's joint venture with Northwestern Mutual Life, to write property and casualty, as well as life insurance, internationally.

         The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Summary financial information about the Company's operating segments is presented in the following table. Income before income taxes by segment consists of revenues less expenses related to the respective segment's operations. These amounts include realized gains (losses) where applicable. Intersegment revenues consist primarily of dividends, interest on intercompany debt and fees paid by subsidiaries for portfolio management and other services to the Company. Identifiable assets by segment are those assets used in the operation of each segment.

                                                                                                           Income
                                                                Revenues                                   (Loss)
                                     -------------------------------------------------------------         before         Income Tax
                                     Investment      Unaffiliated       Inter-                             income          Expense
(Dollars in thousands)                 Income         Customers        Segment            Total             taxes         (Benefits)
                                     ---------        ----------       --------        -----------        ---------        --------
December 31, 1997:
  Regional                           $  54,069        $  648,986       $    674        $   649,660        $  49,180        $ 15,082
  Reinsurance                           45,520           241,204            882            242,086           42,193          10,641
  Specialty                             58,064           268,158          2,691            270,849           66,042          18,114
  Alternative Markets                   34,339           181,783            829            182,612           35,223          10,423
  International                          3,623            45,360             --             45,360           (3,566)           (181)
  Corporate and other                   10,565            14,819         48,351             63,170          (19,815)         30,849
  Adjustments and eliminations          (6,592)               --        (53,427)           (53,427)         (40,016)        (54,260)
                                     ---------        ----------       --------        -----------        ---------        --------
  Consolidated                       $ 199,588        $1,400,310       $     --        $ 1,400,310        $ 129,241        $ 30,668
                                     =========        ==========       ========        ===========        =========        ========
December 31, 1996:
  Regional                           $  45,554        $  543,290       $  1,110        $   544,400        $  37,745        $ 10,679
  Reinsurance                           37,532           243,848            218            244,066           32,756           7,798
  Specialty                             47,715           231,334          1,586            232,920           49,274          12,743
  Alternative Markets                   29,118           171,099            218            171,317           32,541          11,516
  International                          1,426            26,435             --             26,435           (1,283)             --
  Corporate and other                    6,922             9,160         78,179             87,339           25,311          25,102
  Adjustments and eliminations          (3,777)               --        (81,311)           (81,311)         (61,295)        (42,736)
                                     ---------        ----------       --------        -----------        ---------        --------
  Consolidated                       $ 164,490        $1,225,166       $     --        $ 1,225,166        $ 115,049        $ 25,102
                                     =========        ==========       ========        ===========        =========        ========
December 31, 1995:
  Regional                           $  40,827        $  478,668       $   (121)       $   478,547        $  40,486        $  9,827
  Reinsurance                           33,512           221,241             --            221,241           19,661           3,661
  Specialty                             46,792           200,788            158            200,946           35,325           7,705
  Alternative Markets                    6,978           103,656             --            103,656           10,254           4,933
  International                            377             7,313             --              7,313             (259)             --
  Corporate and other                   10,456            10,277         53,694             63,971           16,414          15,454
  Adjustments and eliminations          (1,610)               --        (53,731)           (53,731)         (39,134)        (24,026)
                                     ---------        ----------       --------        -----------        ---------        --------
  Consolidated                       $ 137,332        $1,021,943       $     --        $ 1,021,943        $  82,747        $ 17,554
                                     =========        ==========       ========        ===========        =========        ========

Interest expense for the reinsurance segment was $2,327,000, $2,602,000 and $5,302,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Additionally, corporate interest expense (net of intercompany amounts) was $46,542,000, $29,361,000 and $22,907,000 for the corresponding periods.
Identifiable assets by segment are as follows:

December 31,                         1997              1996              1995
                                  ----------        ----------        ----------
Regional                          $1,262,339        $1,103,767        $1,001,549
Reinsurance                          864,282           713,127           667,652
Specialty                          1,308,084         1,142,205         1,172,048
Alternative Markets                  705,169           596,054           579,964
International                        119,791            60,450            50,286
Corporate and other                  299,619           521,370           147,185
                                  ----------        ----------        ----------
Consolidated                      $4,559,284        $4,136,973        $3,618,684
                                  ==========        ==========        ==========

(16) COMPENSATION PLAN

The Company and its subsidiaries have profit sharing retirement plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary's profitability. Employees become eligible to participate in the Retirement Plans on the first day of the month following the first full three months in which they are employed. Profit sharing expense amounted to $8,402,000, $7,370,000 and $6,344,000 for 1997, 1996 and 1995, respectively.

         In May 1997, the common stockholders approved the Long-Term Incentive Compensation Plan ("LTIP"). The LTIP provides for incentive compensation to key executives, is based on long-term corporate performance, and is based upon criteria established by the Compensation Committee of the Board of Directors. Key employees are awarded participation units ("units") as determined by the Compensation and Stock Option Committee of the Board of Directors. The units vest and become exercisable over a maximum term of five years from the date of their award. The units are payable in cash or up to 50% in shares of Common Stock. In 1997, 266,250 units were awarded which amounted to an expense of $1,705,000.

(17) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 1997 and 1996:

(Dollars in thousands)                     1997                              1996
                               ---------------------------       ---------------------------
                                Carrying                          Carrying
                                 Amount         Fair value         Amount         Fair value
                               ----------       ----------       ----------       ----------
Investments                    $3,321,322       $3,334,069       $2,991,606       $2,995,604
Long-term debt                    390,415          434,035          390,104          421,359
Capital Trust Securities          207,944          213,217          207,901          206,197
                               ----------       ----------       ----------       ----------

         The estimated fair value of investments is based on quoted market prices as of the respective reporting dates. The fair value of the long-term debt is based on rates available for borrowings similar to the Company's outstanding debt as of the respective reporting dates.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

(18) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of quarterly financial data:

(Dollars in thousands except per share data)

                                                                       Three months ended
                              ----------------------------------------------------------------------------------------------------
                                     March 31,                  June 30,                September 30,             December 31,
                              ----------------------    ----------------------    ----------------------    ----------------------
                                 1997        1996         1997          1996         1997         1996         1997        1996
                              ---------    ---------    ---------    ---------    ---------    ---------    ---------    ---------
Revenues                      $ 329,822    $ 287,925    $ 335,926    $ 301,293    $ 355,650    $ 311,534    $ 378,912    $ 324,414
                              =========    =========    =========    =========    =========    =========    =========    =========
Net income before
  preferred dividends         $  28,544    $  19,522    $  20,633    $  21,361    $  25,573    $  24,092    $  24,297    $  25,288
                              =========    =========    =========    =========    =========    =========    =========    =========
Net income attributable to
  common stockholders         $  26,427    $  15,684    $  18,625    $  17,981    $  23,721    $  20,712    $  22,446    $  21,977
                              =========    =========    =========    =========    =========    =========    =========    =========
Earnings per share:
   Basic                      $     .90    $     .51    $     .63    $     .61    $     .80    $     .69    $     .76    $     .75
   Diluted                    $     .88    $     .50    $     .62    $     .61    $     .78    $     .69    $     .74    $     .73
                              =========    =========    =========    =========    =========    =========    =========    =========

Quarterly per share data has been restated to reflect the 3-for-2 stock split effected in 1997 and SFAS 128.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
W.R. Berkley Corporation

We have audited the consolidated balance sheets of W. R. Berkley Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of W. R. Berkley Corporation and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

New York, New York                                         KPMG PEAT MARWICK LLP
February 25, 1998


40