Form 10-K, Exhibit 13
period 1999-12-31
BERKLEY W R CORP
filed 2000-03-27
CIK 11544

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INDUSTRY OVERVIEW

The demand for insurance is influenced primarily by general economic conditions, while the supply of insurance is directly related to available capacity, i.e., the level of policyholders' surplus employed in the industry and the willingness of insurance management to risk that capital. The adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural disasters, regulatory measures and court decisions that define and expand the extent of coverage and the effects of economic inflation on the amount of compensation due for injuries or losses. In addition, investment rates of return may impact policy rates. These factors can have a significant impact on ultimate profitability because a property casualty insurance policy is priced before its costs are known, as premiums usually are determined long before claims are reported. Over the past several years a significant increase in capacity has produced a trend of increasing price competition, which continued in 1999.

OPERATING RESULTS FOR THE YEAR ENDED
DECEMBER 31, 1999 AS COMPARED TO THE YEAR
ENDED DECEMBER 31, 1998

The net loss attributable to common stockholders for 1999 was $37 million, or $1.43 per diluted share, compared to net income of $46 million, or $1.59 per diluted share, in 1998. The operating loss, which is defined as net loss before realized gains and losses, changes in accounting principle and extraordinary gains and losses on early extinguishments of long-term debt, was $31 million in 1999, or $1.19 per diluted share, compared with operating income of $35 million, or $1.19 per diluted share, in 1998. Adjusting for the restructuring charge (see page 19), the operating loss was $23 million, or $.91 per diluted share, in 1999. The deterioration in operating results in 1999 was primarily due to an increase in loss reserves and to the effects of competition on rate adequacy.

Net premiums written increased 6% to $1,428 million from $1,346 million written during 1998. Regional net premiums written grew 1% to $650 million as growth opportunities were impeded by inadequate rates and competitive market conditions. Reinsurance net premiums written increased 15% to $309 million due primarily to growth in pro-rata treaty business. Specialty net premiums written were $260 million, an increase of 3% over 1998, as new business growth was partially offset by the non-renewal of loss-producing business, primarily in the commercial transportation unit. Alternative markets net premiums written increased 15% to $122 million due primarily to growth in businesses that began operations in 1998. International net premiums written increased 15% to $86 million, reflecting the first full year of operations in the Philippines.

Net investment income decreased 6% to $190 million in 1999 due to a reduction in invested assets, which resulted from the repurchase of common and preferred shares during 1998 and 1999, and to a lower average pre-tax return on investments. (See "Liquidity and Capital Resources.") The portfolio yield decreased to approximately 6.5% in 1999 from approximately 6.9% in 1998 as a result of a higher concentration in municipal bonds on average during 1999 and a lower yield on the trading portfolio.

Management fees and commissions consist primarily of fees earned by the alternative markets segment. Management fees and commissions increased 2% to $72 million in 1999 as market conditions continued to restrain the growth of the alternative risk market.

Realized investment losses were $6 million in 1999 compared to realized investment gains of $25 million in 1998. Realized gains and losses on fixed income securities resulted primarily from the Company's strategy of maintaining an appropriate balance between the duration of its fixed income portfolio and the duration of its liabilities and from provisions for other than temporary impairment of securities; realized gains and losses on equity securities arise primarily as a result of a vari-ety of factors which influence the Company's valuation criteria for such securities. The majority of the 1999 and 1998 realized gains and losses resulted from fixed maturity securities.

The combined ratio represents a measure of underwriting profitability, excluding investment income. A number in excess of 100 generally indicates an underwriting loss; a number below 100 generally indicates an underwriting gain. The consolidated combined ratio (on a statutory basis) of the Company's insurance operations increased to 112.2% in 1999 from 106.6% in 1998 mainly due to an increase in the consolidated loss ratio. The consolidated loss ratio (losses and loss expenses incurred expressed as a percentage of premiums earned) increased to 76.5% from 71.2% primarily as a result of increased losses in the regional segment and commercial transportation unit. The regional segment loss ratio increased to 84.7% from 76.0% in 1998 due to a loss reserve adjustment of $55 million in the fourth quarter of 1999 and to the continued effects of competition on rate adequacy. Approximately $40 million of the loss reserve adjustment related to losses incurred in 1998 and prior years, with the balance relating to losses incurred in 1999. In 1998, the Company reported a pre-tax charge of $31 million for additional reinsurance premiums and loss reserves for the regional segment. The increased losses in the commercial transportation unit were the result of a rise in claim frequency and severity and of intense price competition. Weather-related losses for the Company were $60 million in 1999 compared with $59 million in 1998. The overall increase in incurred losses in 1999 was partially offset by recoveries under the aggregate reinsurance cover (see "Reinsurance") and by favorable reserve development on business written in prior years by the specialty and alternative markets segments.

Other operating costs and expenses, which consist of the expenses of the Company's insurance and alternative markets operations, as well as the Company's corporate and investment expenses, increased by 9% to $605 million from $556 million in 1998. The increase in other operating costs is primarily due to a 10% growth in premiums earned, which in turn results in an increase in underwriting expenses. The consolidated expense ratio of the Company's insurance operations (underwriting expenses expressed as a percentage of premiums written) increased to 35.4% for the 1999 period from 34.9% for the comparable 1998 period due primarily to higher reinsurance commissions rates for the specialty and reinsurance segments. The regional expense ratio increased to 36.1% from 35.8% due to the impact of additional reinsurance premiums and to certain costs directly attributable to the restructuring. Adjusting for these items, the regional expense ratio would have been 34.1% in 1999.

The Federal and foreign income tax benefit in 1999 was $46 million compared with an expense of $5 million in 1998. The tax benefit in 1999, as compared to a tax expense in 1998, was due to a loss before income taxes in 1999 and to an increase in the percentage of revenues that are tax-exempt. In addition, the 1999 Federal income tax benefit reflects the closing with the Internal Revenue Service of tax years 1992 through 1994. (See "Liquidity and Capital Resources.")

The 1999 results include an after-tax restructuring charge of $7 million, or $.28 per diluted share, primarily related to the Company's restructuring of certain of its operating units. The restructuring, which was substantially completed in 1999, is expected to result in annual after-tax savings of approximately $12 million. Under generally accepted accounting principles, the restructuring charge does not include additional costs related to system changes, financial incentives and other activities, although they are directly related to the restructuring plan. The Company incurred such additional costs of approximately $3 million, on an after-tax basis, in 1999.

As previously disclosed, during 1999 the Company adopted AICPA Statement of Position 97-3, "Accounting By Insurance and Other Enterprises for
Insurance-Related Assessments." The adoption of this statement resulted in a non-cash, after-tax charge of $3 million, or $.12 per diluted share, which is reflected as a cumulative effect of a change in accounting principle.

The Company reported an after-tax extraordinary gain of $735,000 in 1999, related to the repurchase and retirement of $10 million (face amount) of capital trust securities. In 1998, the Company reported an after-tax extraordinary loss of $5 million, related to the repurchase and retirement of $34.7 million (face amount) of long-term debt.

OPERATING RESULTS FOR THE YEAR ENDED
DECEMBER 31, 1998 AS COMPARED TO THE YEAR
ENDED DECEMBER 31, 1997

Net income attributable to common stockholders for 1998 declined to $46 million, or $1.59 per share diluted, from $91 million, or $3.02 diluted, in 1997. Operating income in 1998 was $35 million or $1.19 per diluted share compared to $83 million or $2.74 per diluted share in 1997. The decline in earnings was due primarily to deterioration in underwriting results, attributable to an increase in weather-related losses and the effects of competition on rate adequacy.

Net premiums written in 1998 rose 14% to $1,346 million from $1,178 million written during 1997 due to growth recorded by all segments of the Company. Net premiums written by the regional operations grew by 4% to $641 million from $619 million written in 1997. The growth was generated by the issuance of additional policies. Net premiums written by the reinsurance segment increased by 30% to $270 million from $207 million in 1997. This increase was substantially due to an increase in pro rata treaty business. Net premiums written by the specialty operations grew by 16% to $254 million from $219 million in 1997, due to increases in all sectors of this business. This growth was due to an increase in units insured. Net premiums written by the alternative markets operations grew by 16% to $106 million from $91 million in 1997 due to the commencement of operations of Key Risk Insurance Company (which underwrote business previously managed on behalf of a self-insurance association). This increase more than offset a decline in premiums written by Midwest Employers Casualty Company. Net premiums written by the international operations grew by 79% to $75 million from $42 million. This increase was due to 1997 acquisitions in Argentina and the start-up of a life insurance and endowment insurance company in the Philippines.

Pre-tax net investment income increased to $202 million from $200 million earned in 1997. This growth was due to an increase in investable assets produced by cash flow from operations, which was partially offset by the effects of the repurchase of common stock, and a decrease in pre-tax investment yield. The decline in pre-tax investment yield was due to an increase in the percentage of the portfolio invested in municipal bonds and lower yields earned on the trading portfolio. (See "Liquidity and Capital Resources.")

Management fees and commissions consist primarily of fees earned by the alternative markets segment. Management fees and commissions remained at $71 million as intense competition inhibited growth.

Realized investment gains increased to $25 million from $13 million in 1997. Realized gains on fixed income securities resulted primarily from the Company's strategy of maintaining an appropriate balance between the duration of its fixed income portfolio and the duration of its liabilities; realized gains on equity securities arise primarily as a result of a variety of factors which influence the Company's valuation criteria for such securities. The majority of the 1998 realized gains resulted from the sale of fixed maturity securities while the majority of 1997 realized gains resulted from the sale of equity securities.

The consolidated combined ratio (on a statutory basis) of the Company's insurance operations increased to 106.6% in 1998 from 101.2% in 1997 mainly due to an increase in the consolidated loss ratio. The consolidated loss ratio (losses and loss expenses incurred expressed as a percentage of premiums earned) increased to 71.2% from 66.4% due to a number of factors. Weather-related losses for 1998 were $59 million compared with $33 million in 1997, which accounted for an increase of 1.6% of the loss ratio. The regional operations were adversely impacted by a rise in the frequency and sever-ity of commercial property and liability claims, especially in the fourth quarter. The increase in severity resulted in an accrual for additional ceded premiums due under certain sliding scale reinsurance treaties. These factors were somewhat offset by favorable loss development on business written in prior years.

Other operating costs and expenses, which consist of the expenses of the Company's insurance and alternative markets operations, as well as the Company's corporate and investment expenses, increased by 14% to $556 million from $488 million in 1997. The increase in other operating costs is primarily due to the substantial premium growth discussed above, which in turn results in an increase in underwriting expenses. The consolidated expense ratio of the Company's insurance operations increased to 34.9% for the 1998 period from 34.4% for the comparable 1997 period. This increase resulted primarily from the cost of expansion incurred by several regional companies and higher growth rate in international operations, which operate at a higher expense ratio than domestic operations.

The Federal income tax provision resulted in an effective tax rate of 9% in 1998 (24% in 1997). The tax rate is lower than the statutory tax rate of 35% because a substantial portion of investment income is tax-exempt. The decrease in the effective tax rate in 1998 is due primarily to an increase in the percentage of pre-tax income that is tax-exempt.

LIQUIDITY AND CAPITAL RESOURCES

GENERAL The Company's subsidiaries are highly liquid, receiving substantial cash from premiums, investment income, management fees and proceeds from sales and maturities of portfolio investments. The principal outflows of cash are payments of claims, taxes, interest and operating expenses. The net cash provided from operating activities (before trading account transactions) was $49 million in 1999, $224 million in 1998 and $229 million in 1997. The decrease in cash flow in 1999 was primarily due to a higher level of claims activity. The 1998 cash flow was impacted favorably by the assumption of a portfolio of loss reserves for which the Company received proceeds of approximately $60 million.

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. The Company is obligated to service its debt, pay consolidated Federal income taxes and pay its expenses. The Company also provides capital to its subsidiaries, including amounts required under agreements with state insurance departments. Tax payments and management fees from the insurance subsidiaries are made under agreements which generally are subject to approval by state insurance departments. Maximum amounts of dividends that can be taken without regulatory approval are prescribed by statute. (See Note 18 of "Notes to Consolidated Financial Statements.")

In addition to its other cash requirements in 2000, the Company is required to repay $25 million of senior notes that mature on March 6, 2000 and to contribute approximately $28 million to an insurance subsidiary during the first quarter of 2000. The Company anticipates receiving additional distributions from insurance subsidiaries and borrowing under its credit facility to satisfy these requirements.

FINANCING ACTIVITY During 1998, the Company issued $40 million face value of 6.375% medium term notes due April 15, 2005. Also in 1998, the Company repurchased $34.7 million face amount of 9.875% and 8.7% senior notes and debentures for $41.8 million and retired $10 million face value of 8.95% senior notes upon maturity. In December 1998, one of the Company's subsidiaries issued an $8 million five-year note. In 1999, the Company redeemed all outstanding Series A Preferred Stock for $98 million and repurchased $10 million (face value) of capital trust securities for $8.8 million.

During 1998, the Company purchased 3,172,222 shares of its common stock for approximately $118 million. During 1999, the Company purchased 905,000 shares of its common stock for approximately $22 million, leaving a balance as of December 31, 1999 of 1,095,000 shares available for repurchase under its current authorization.

As of December 31, 1999 and 1998, the Company had $35 million and $55.5 million, respectively, of outstanding short-term debt under its unsecured bank credit facility. As of December 31, 1999, the Company had an additional $40 million of short-term debt available under this facility. The credit facility expires on and must be extended by December 8, 2000.

The Company has on file a "shelf" registration statement with the Securities and Exchange Commission with a remaining balance of $150 million in additional equity and/or debt securities. The securities may be offered from time to time as determined by funding requirements and market conditions.

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

The investment portfolio (including the trading account receivable from brokers and clearing organizations and trading securities sold but not yet purchased), on a cost basis, decreased in 1999 by $104 million to approximately $3,040 million primarily due to the repurchases of common and preferred stock discussed above.

The Company's investments are currently comprised of fixed income securities and trading account equity securities. At December 31, 1999, the portfolio mix of the fixed income securities was as follows: tax-exempt securities were 40% (42% in 1998); U.S. Government securities and cash equivalents were 24% (23% in
1998); mortgage-backed securities were 17% (18% in 1998); corporate fixed maturity securities were 17% (15% in 1998); and the balance of 2% was invested in other fixed income securities.

The Company had net trading account assets (trading account equity securities plus trading account receivables from brokers and clearing organizations less trading account equity securities sold but not yet purchased) of $356 million as of December 31, 1999, as compared to $321 million as of December 31, 1998. The net trading account assets represented approximately 12% and 10% of the Company's net invested assets as of December 31, 1999 and 1998, respectively.

MARKET RISK The Company's market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company's investment portfolio as a result of fluctuations in prices, interest rates and currency exchange rates. As discussed above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

The Company's investments are categorized as either fixed maturity securities or equity securities. The principal market risk for the Company's fixed maturity securities is interest rate risk. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. The following table outlines the groups of fixed maturity securities and the components of the interest rate risk:

                                 Market   Effective    Fair Value
Group                            Yield     Duration      (000's)
------------------------------------------------------------------
U. S. Government securities      6.48%      4.56      $  319,168
State and municipal              5.58       6.24       1,057,142
Corporate                        7.99       4.42         432,283
Mortgage-backed securities       7.51       7.10         452,283
------------------------------------------------------------------
  Total                          6.49%      5.80      $2,260,876
==================================================================

As a general rule, a portfolio's duration measures the expected change in portfolio value due to a change in interest rates. The portfolio's duration is further modified to accurately reflect a portfolio's expected price movement as interest rates change. Based upon a pricing model, the Company determines the estimated change in fair value of the fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securities static. The fair value at specified levels at December 31, 1999 would be as follows:


                                 Estimated Fair     Estimated
                              Value of Financial    Change in
                                  Instruments       Fair Value
Change in interest rates           $(000's)          $(000's)
--------------------------------------------------------------
300 basis point rise             $1,902,197        $(358,679)
200 basis point rise              2,012,189         (248,687)
100 basis point rise              2,131,397         (129,479)
base scenario                     2,260,876              --
100 basis point decline           2,396,814         135,938
200 basis point decline           2,536,639         275,763
300 basis point decline           2,687,992         427,116
==============================================================

The estimated changes in fair value, based upon the above table, would be offset by the Company's liabilities if they were marked to market.

The Company's equity securities are used primarily for merger arbitrage. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Merger arbitrage differs from other types of investments in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes merger arbitrage investments less vulnerable to changes in general stock market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales. Additionally, the merger arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. Based upon these characteristics, the Company's equity securities are primarily exposed to the completion of announced deals, which are subject to regulatory as well as political and other risks.

The Company also has net assets held by its foreign subsidiaries that are subject to foreign currency risk. As of December 31, 1999, the Company had $28 million (net of minority interest) invested in subsidiaries in Argentina, as well as $7 million (net of minority interest) invested in subsidiaries in the Philippines. As of December 31, 1999, approximately 81% and 49% of the invested assets in Argentina and the Philippines, respectively, were denominated in US Dollars. The effect of foreign subsidiaries maintaining US Dollar denominated assets is an offset against fluctuations in foreign currency.

Argentina has established a currency board exchange rate mechanism that creates a dollar for dollar relationship between the US Dollar and the Argentine Peso. Because of this dollar for dollar relationship, devaluation risk is viewed to be low.

The Company's investment in the Philippines is affected by fluctuations in the exchange rate between the US Dollar and the Philippine Peso. For every one percent change in the exchange rate, the Company's unrealized foreign currency gain/(loss) would change approximately $73,000, net of minority interest.

FEDERAL AND FOREIGN INCOME TAXES The Company files a consolidated income tax return in the U.S. and foreign tax returns in the countries of its overseas operations. At December 31, 1999, the Company had a deferred tax liability of $82 million, which primarily relates to deferred policy acquisition costs and intangible assets, and a deferred tax asset of $164 million, which primarily relates to the discounting of loss reserves for Federal income tax purposes, unearned premiums, unrealized investment losses and an alternative minimum tax credit carry forward.

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

REGIONAL OPERATIONS In 1999, the Mid-Atlantic and Southern regional companies generally retained $300,000 on individual property casualty risks while the Midwest and New England companies generally retained $500,000 on individual property casualty risks. The New England company retained up to $2.1 million per bond for surety business. The other regional companies writing surety business retained up to $450,000. The regional group also maintained catastrophe reinsurance protection for approximately 100% of weather-related losses above $6 million per occurrence up to a maximum of $34 million. In addition, the regional operating units carried additional aggregate catastrophe protection of 74% of $4.5 million in excess of $7 million for storms exceeding $1.5 million.

Effective January 1, 1999, the Company purchased additional aggregate reinsurance protection for the regional property casualty insurance segment. Pursuant to the contract, the reinsurer will indemnify the regional companies for losses occurring during 1999 in excess of 71% of earned premiums, up to a limit of $35 million. Premiums of $21 million and losses of $35 million were ceded to the reinsurer in 1999.

REINSURANCE OPERATIONS Signet Star's catastrophe retrocession program provides coverage for property losses in five layers as follows: (i) 100% of $7.5 million in excess of $6 million per occurrence; (ii) 95% of $6.5 million in excess of $13.5 million per occurrence; (iii) 95% of $10 million in excess of $20 million per occurrence; (iv) 95% of $10 million in excess of $30 million per occurrence; and (v) 100% of $25 million (for California only and only under certain conditions) and 100% of $10 million (for Florida only and only under certain conditions). In 1999, Signet Star had a variable quota share program on its casualty facultative business with retentions varying from $425,000 up to $2.5 million depending on the certificate limit. Property facultative business is covered on a per risk basis for $700,000 in excess of $300,000 and 98.5% of $4 million in excess of $1 million. These coverages apply to Signet Star's individual certificate and master certificate business. During 1999, Signet Star had retrocession coverage for its fidelity and surety business for 100% of each loss up to $2.5 million in excess of $750,000 per occurrence and 100% of each loss up to $2.5 million in excess of $3.25 million per occurrence and 86.5% of each surety loss up to $13 million in excess of $5.75 million per occurrence. During 1999, the Latin American and Caribbean division retained $250,000 per risk for property, marine, energy and aviation business and $500,000 per risk for casualty.

SPECIALTY OPERATIONS Admiral's retention in 1999 was $183,750 from January 1 to June 30 and $173,750 from July 1 to December 31 per risk for most classes of business. Retentions varied between $2 million and $5 million based upon policy size, per insured, for business written by Monitor Liability Managers. Nautilus generally retained $140,000 per risk in 1999 and Carolina maintained its retention at $300,000 on property liability exposures. In 1999, Carolina (on business underwritten by Monitor Surety Managers) retained up to $500,000 on a per principal basis. Great Divide retained $140,000 per risk in 1999. The specialty group (except Carolina) is also covered under the regional group's property catastrophe protection for 100% of $34 million in excess of $6 million.

ALTERNATIVE MARKETS OPERATIONS Midwest Employers' retention is generally $1 million per occurrence above the self-insured's underlying retention. Key Risk Insurance Company's retention in 1999 was $300,000 per risk. Signet Star's alternative markets operation maintains specific retrocessional coverage on certain treaties and is also covered under the reinsurance group's catastrophe retrocessional program. Preferred Employers' retention in 1999 was $250,000 per risk.

INTERNATIONAL OPERATIONS The international operations generally retained between $50,000 and $250,000 per occurrence or individual risk.

Year 2000

the Company's critical primary operating software was modified or replaced as necessary for Year 2000 compliance, and the Company did not experience any significant disruption or other adverse impact on its business at January 1, 2000 or thereafter as a result of the Year 2000 date change.

It is the Company's practice in the normal course of business to upgrade technology, including hardware and software, as appropriate. As a result of this practice, much of the Company's Year 2000 readiness was accomplished in the ordinary course. Through December 31, 1999, the Company incurred approximately $7 million of costs for Year 2000 compliance.

The Year 2000 issue may be a concern for the Company from an underwriting standpoint to the extent of possible liability for coverage under general liability, property, directors and officers liability and other policies. Through December 31, 1999, no significant losses have arisen or come to light with respect to Year 2000 claims exposure for the Company's insurance and reinsurance subsidiaries. Additionally, certain of the Company's insurance subsidiaries may either include or exclude insurance coverage for Year 2000 exposures. However, claims have been made against other insurers seeking recovery of costs incurred to achieve Year 2000 compliance. While these or other kinds of Year 2000 claims against insurers may not prove successful, there exists a potential for judicial decisions which reformulate policies to expand their coverage for previously unforeseen theories of liability which may produce unanticipated claims. As a result, and because there is no prior history of such claims, the amount of any such potential Year 2000 coverage liabilities is not determinable.

The discussion herein with regard to Year 2000 matters contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. The inclusion of such forward-looking statements herein shall not be considered a representation by the Company that the objectives, plans or expectations of the Company, or other matters addressed by the forward-looking statements, will be achieved.

CAPITALIZATION

For the year ended December 31, 1999, stockholders' equity decreased by approximately $270 million. The decrease in stockholders' equity is primarily attributable to the Company's repurchase of shares of its common and preferred stock for approximately $120 million; to an after-tax decline in unrealized investment gains (losses) of approximately $99 million; and to a net loss of $37 million. Accordingly, the Company's total capitalization decreased to $1,185 million at December 31, 1999 and the percentage of the Company's capital attributable to long-term debt increased to 33% at December 31, 1999 from 27% at December 31, 1998.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)


Years ended December 31,                                                                 1999              1998               1997
-----------------------------------------------------------------------------------------------------------------------------------
Revenues:
  Net premiums written                                                             $1,427,719        $1,346,254         $1,177,641
  Change in net unearned premiums                                                     (13,335)          (67,855)           (65,894)
-----------------------------------------------------------------------------------------------------------------------------------
    Premiums earned                                                                 1,414,384         1,278,399          1,111,747
  Net investment income                                                               190,316           202,420            199,588
  Management fees and commissions                                                      72,344            70,727             71,456
  Realized investment gains (losses)                                                   (6,064)           25,400             13,186
  Other income                                                                          2,688             5,571              4,333
-----------------------------------------------------------------------------------------------------------------------------------
    Total revenues                                                                  1,673,668         1,582,517          1,400,310
Operating costs and expenses:
  Losses and loss expenses                                                          1,085,826           914,762            734,424
  Other operating costs and expenses                                                  604,784           556,155            487,776
  Interest expense                                                                     50,801            48,819             48,869
  Restructuring charge                                                                 11,505               --                 --
-----------------------------------------------------------------------------------------------------------------------------------
    Income (loss) before income taxes and minority interest                           (79,248)           62,781            129,241
Federal and foreign income tax benefit (expense)                                       45,766            (5,465)           (30,668)
-----------------------------------------------------------------------------------------------------------------------------------
    Income (loss) before minority interest                                            (33,482)           57,316             98,573
Minority interest                                                                        (566)            1,444                474
-----------------------------------------------------------------------------------------------------------------------------------
    Net income (loss) before preferred dividends                                      (34,048)           58,760             99,047
Preferred dividends                                                                      (497)           (7,548)            (7,828)
-----------------------------------------------------------------------------------------------------------------------------------
    Net income (loss) before change in accounting and extraordinary gain (loss)       (34,545)           51,212             91,219
    Cumulative effect of change in accounting principle (net of taxes)                 (3,250)              --                 --
    Extraordinary gain (loss) on early extinguishment
    of long-term debt (net of taxes)                                                      735            (5,017)               --
===================================================================================================================================
    Net income (loss) attributable to common stockholders                          $  (37,060)       $   46,195         $   91,219
===================================================================================================================================
Earnings (loss) per share:
 Basic
   Net income (loss) before change in accounting and extraordinary gain (loss)     $    (1.35)       $     1.82         $     3.09
   Cumulative effect of change in accounting principle (net of taxes)                    (.12)              --                  --
   Extraordinary gain (loss) on early extinguishment of long-term debt                    .03              (.18)                --
===================================================================================================================================
    Net income (loss) attributable to common stockholders                          $    (1.44)       $     1.64         $     3.09
===================================================================================================================================
 Diluted
   Net income (loss) before change in accounting and extraordinary gain (loss)     $    (1.34)       $     1.76         $     3.02
   Cumulative effect of change in accounting principle (net of taxes)                    (.12)              --                  --
   Extraordinary gain (loss) on early extinguishment of long-term debt                    .03              (.17)                --
===================================================================================================================================
    Net income (loss) attributable to common stockholders                          $    (1.43)       $     1.59         $     3.02
===================================================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)


December 31,                                                                                             1999                 1998
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
  Invested cash                                                                                    $  295,423           $  370,155
  Fixed maturity securities:
    Held to maturity, at cost (fair value $150,465 and $183,469)                                      152,657              170,150
    Available for sale, at fair value (cost $2,180,509 and $2,224,244)                              2,110,411            2,306,619
  Equity securities, at fair value:
    Available for sale (cost $54,437 and $59,890)                                                      61,380               65,869
    Trading account (cost $236,453 and $373,164)                                                      253,430              389,310
Cash                                                                                                   20,051               16,123
Premiums and fees receivable                                                                          380,887              377,501
Due from reinsurers                                                                                   620,446              513,297
Accrued investment income                                                                              36,925               37,842
Prepaid reinsurance premiums                                                                           91,005               79,530
Deferred policy acquisition costs                                                                     182,348              168,894
Real estate, furniture and equipment at cost, less accumulated depreciation                           128,735              136,884
Deferred Federal and foreign income taxes                                                              81,976                  --
Excess of cost over net assets acquired                                                                76,523               76,645
Trading account receivable from brokers and clearing organizations                                    258,454              229,520
Other assets                                                                                           34,140               45,092
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   $4,784,791           $4,983,431
==================================================================================================================================
LIABILITIES, RESERVES, DEBT AND STOCKHOLDERS' EQUITY
Liabilities and reserves:
  Reserves for losses and loss expenses                                                            $2,361,238           $2,126,566
  Unearned premiums                                                                                   689,826              664,861
  Due to reinsurers                                                                                   144,712              130,517
  Deferred Federal and foreign income taxes                                                                --                6,877
  Trading securities sold but not yet purchased, at fair value (proceeds $137,801 and $283,310)       155,826              298,165
  Short-term debt                                                                                      35,000               55,500
  Other liabilities                                                                                   183,218              213,453
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    3,569,820            3,495,939
----------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                        394,792              394,444
----------------------------------------------------------------------------------------------------------------------------------
Company-obligated mandatorily redeemable capital securities of a subsidiary trust holding
    solely 8.197% junior subordinated debentures of the corporation due December 15, 2045             198,126              207,988
Minority interest                                                                                      30,275               23,779
----------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
  Preferred stock, par value $.10 per share:
    Authorized 5,000,000 shares:
      7 3/8% Series A Cumulative Redeemable Preferred Stock
       653,952 shares issued and outstanding                                                              --                    65
  Common stock, par value $.20 per share:
    Authorized 80,000,000 shares, issued and outstanding,
      net of treasury shares, 25,616,578 and 26,504,404 shares                                          7,281                7,281
  Additional paid-in capital                                                                          331,640              429,611
  Retained earnings                                                                                   551,401              601,908
  Accumulated other comprehensive income (loss)                                                       (44,500)              54,672
  Treasury stock, at cost, 10,787,489 and 9,899,663 shares                                           (254,044)            (232,256)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      591,778              861,281
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   $4,784,791           $4,983,431
==================================================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share data)

Years ended December 31, 1999, 1998 and 1997

                                                                               Preferred
                                                                              and common
                                                                               stock and                 Accumulated
                                                                   Total      additional                    other
                                                               stockholders'    paid-in      Retained    comprehensive      Treasury
                                                                  equity        capital      earnings    income (loss)       stock
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                      $879,732       $476,439      $490,338     $ 31,075        $(118,120)
  Net income attributable to common stockholders                  91,219            --         91,219          --               --
  Change in other comprehensive income                            27,131            --            --        27,131              --
  Issuance of common shares                                        3,130          1,190           --           --             1,940
  Repurchase of preferred stock                                  (41,523)       (41,523)          --           --               --
  Dividends to common stockholders ($.42 per share)              (12,397)           --       (12,397)          --               --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                       947,292        436,106       569,160       58,206         (116,180)
  Net income attributable to common stockholders                  46,195            --         46,195          --               --
  Change in other comprehensive income (loss)                     (3,534)           --            --        (3,534)             --
  Issuance of common shares                                        2,719            851           --           --             1,868
  Purchase of treasury stock                                    (117,944)           --            --           --          (117,944)
  Dividends to common stockholders ($.48 per share)              (13,447)           --       (13,447)          --               --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                       861,281        436,957       601,908       54,672         (232,256)
  Net (loss) attributable to common stockholders                 (37,060)           --       (37,060)          --               --
  Change in other comprehensive income (loss)                    (99,172)           --            --       (99,172)             --
  Issuance of common shares                                          387             56           --           --               331
  Purchase of treasury stock                                     (22,119)           --            --           --           (22,119)
  Repurchase of preferred stock                                  (98,092)       (98,092)          --           --               --
  Dividends to common stockholders ($.52 per share)              (13,447)           --       (13,447)          --               --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                      $591,778       $338,921      $551,401     $(44,500)       $(254,044)
===================================================================================================================================

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

                                                                                        1999              1998               1997
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common stockholders                             $  (37,060)          $46,195           $ 91,219
-----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)
  Unrealized holding gain (losses) on investment securities arising
    during the period (net of taxes of ($51,246), ($9,941) and $10,915)             ( 95,171)          (18,462)            20,271
  Less: Reclassification adjustment for net change in unrealized gains (losses)
    during the period (net of taxes of ($2,122), $8,890 and $4,615)                   (3,942)           16,510              8,571
-----------------------------------------------------------------------------------------------------------------------------------
Net unrealized gain (loss)                                                           (99,113)           (1,952)            28,842
  Change in unrealized foreign exchange (losses)                                         (59)           (1,582)            (1,711)
-----------------------------------------------------------------------------------------------------------------------------------
  Other comprehensive income (loss)                                                  (99,172)           (3,534)            27,131
-----------------------------------------------------------------------------------------------------------------------------------
  Comprehensive income (loss)                                                      $(136,232)          $42,661           $118,350
===================================================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)


Years ended December 31,                                                                         1999            1998          1997
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss) before minority interest, preferred dividends and extraordinary items   $ (36,732)      $  57,316      $ 98,573
  Adjustments to reconcile net income to net cash flows
  provided by operating activities:
    Increase in reserves for losses and loss expenses, net of due to/from reinsurers          141,718         169,285       137,312
    Depreciation and amortization                                                              23,598          22,658        11,852
    Change in unearned premiums and prepaid reinsurance premiums                               13,490          68,095        67,023
    Change in premiums and fees receivable                                                     (3,386)        (45,727)      (64,858)
    Change in Federal income taxes                                                            (34,289)        (26,923)       (1,408)
    Change in deferred policy acquisition costs                                               (12,457)        (22,057)      (24,465)
    Realized investment (gains) losses                                                          6,064)        (25,400)      (13,186)
    Other, net                                                                                (49,491)         27,023        18,601
------------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities before
        trading account sales (purchases)                                                      48,515         224,270       229,444
  Trading account sales (purchases), net                                                          554          (4,567)      (89,245)
------------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                                49,069         219,703       140,199
------------------------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) investing activities:
  Proceeds from sales, excluding trading account:
    Fixed maturity securities available for sale                                              594,993         715,459       718,789
    Equity securities                                                                          17,200          52,727        43,204
  Proceeds from maturities and prepayments of fixed maturity securities                       147,668         297,303       120,944
  Cost of purchases, excluding trading account:
    Fixed maturity securities available for sale                                             (695,928)     (1,033,190)     (984,961)
    Fixed maturity securities held to maturity                                                     --          (3,034)           --
    Equity securities                                                                         (14,397)        (33,217)      (28,028)
  Cost of acquired companies, net of acquired cash and invested cash                           (1,533)         (3,304)          585
  Net additions to real estate, furniture and equipment                                        (8,127)        (27,167)      (17,898)
  Other, net                                                                                     (435)         3,956)        (9,904)
------------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) investing activities                                      39,441        (30,467)      (157,269)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Repurchase of preferred stock                                                               (98,092)            --        (41,523)
  purchase of common treasury shares                                                          (22,119)       (117,944)           --
  Net change in short-term debt                                                               (20,500)         55,500            --
  Repurchase of Company-obligated mandatorily redeemable capital securities
    of a subsidiary trust holding solely 8.197% junior subordinated debentures                 (8,774)            --             --
  Cash dividends to common stockholders                                                       (13,888)        (13,518)      (11,695)
  Cash dividends to preferred stockholders                                                     (2,001)         (7,356)       (8,717)
  Other, net                                                                                   (6,060)            735        13,367
  Net proceeds from issuance of long-term debt                                                     --           47,882           --
  Repurchase of long-term debt                                                                     --          (49,104)          --
------------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities                                    (159,314)        (83,805)      (48,568)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and invested cash                                             (70,804)        105,431       (65,638)
Cash and invested cash at beginning of year                                                   386,278         280,847       346,485
------------------------------------------------------------------------------------------------------------------------------------
Cash and invested cash at end of year                                                        $315,474        $386,278      $280,847
====================================================================================================================================
Supplemental disclosure of cash flow information:
  Interest paid on debt                                                                      $ 50,801       $  48,976      $ 45,950
====================================================================================================================================
  Federal income taxes (received) paid                                                       $(12,973)      $  32,090      $ 32,258
====================================================================================================================================


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 1999, 1998 and 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Principles of consolidation and basis of presentation
The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries ("the Company"), have been prepared on the basis of generally accepted accounting principles ("GAAP"). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 1998 and 1997 financial statements to conform them to the presentation of the 1999 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

(B) Revenue recognition
Insurance premiums written are recognized as earned generally on a pro-rata basis over the contract period. Management fees on insurance service contracts are recorded as earned primarily on a pro-rata basis over the policy period. Commission income is recognized as earned on the effective date of the applicable insurance policies.

(C) Investments
The Company has classified its investments into three categories. Securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost. Securities which the Company purchased with the intent to sell in the near-term are classified as "trading" and are reported at estimated fair value, with unrealized gains and losses reflected in the statement of operations. The remaining securities are classified as "available for sale" and carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as comprehensive income (loss) and a separate component of stockholders' equity. Fair value is generally determined using published market values.

Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale. The cost of securities is adjusted where appropriate to include a provision for significant decline in value which is considered to be other than temporary. The Company uses the specific identification method where possible, and the first-in, first-out method in other instances, to determine the cost of securities sold. Realized gains or losses, including any provision for decline in value, are included in the statement of operations.

(D) Trading account
The long portfolio positions are presented in the balance sheet as trading account assets. The short sales and short call options used in trading account activities are presented as trading securities sold but not yet purchased. The trading account receivable from brokers and clearing organizations is comprised of unsettled trades within the trading account and the net margin balances held by the clearing broker.

(E) Per share data
Basic per share data is based upon the weighted average number of shares outstanding during the year. Diluted per share data reflects the potential dilution that would occur if employee stock-based compensation plans were exercised. Shares issued in connection with loans to shareholders are not considered to be outstanding for the purposes of calculating basic per share amounts and have been excluded from stockholders' equity.

(F) Deferred policy acquisition costs
Acquisition costs (primarily commissions and premium taxes) incurred in writing insurance and reinsurance business are deferred and amortized ratably over the terms of the related contracts. Deferred policy acquisition costs are limited to the amounts estimated to be recoverable from the applicable unearned premiums and the related anticipated investment income by giving effect to anticipated losses, loss adjustment expenses and expenses necessary to maintain the contracts in force.

(G) Reserves for losses and loss expenses
Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in results of operations in the period in which they are determined.

The Company discounts its liabilities for excess workers' compensation ("EWC") losses and loss expenses using a "risk-free" rate. EWC liabilities are discounted because of the long period of time over which it pays losses. The Company believes that utilizing a "risk-free" rate to discount these reserves more closely reflects the economics associated with the EWC line of business (see Note 15 of notes to consolidated financial statements).

(H) Reinsurance ceded
Ceded unearned premiums are reported as prepaid reinsurance premiums and estimated amounts of reinsurance recoverable on unpaid losses are included in due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge the liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided reserves for uncollectible reinsurance.

(I) Excess of cost over net assets acquired
Costs in excess of the net assets of subsidiaries acquired are being amortized on a straight-line basis over 25 to 40 years. The Company continually evaluates the amortization period of its intangible assets. Estimates of useful lives are revised when circumstances or events indicate that the original estimate is no longer appropriate. Amortization (including adjustments) of the excess of cost over net assets acquired was $3,866,000, $3,178,000 and $2,950,000 for 1999,
1998 and 1997, respectively.

(J) Federal and foreign income taxes
The Company files a consolidated income tax return in the U.S. and foreign tax returns in the countries of its overseas operations.

The Company's method of accounting for income taxes is the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse.

(K) Stock options
The Company accounts for its stock options in accordance with Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), which provides that stock-based compensation may be disclosed in the footnotes to financial statements.

(L) Foreign currency
Revenues and expenses in foreign currencies are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the close of the period. Unrealized gains or losses (losses of $3,352,000 and $3,293,000 as of December 31, 1999 and 1998,
respectively) resulting from translating foreign currency financial statements are reported as a component of common stockholders' equity. Gains or losses (losses of $381,000 for 1999 and gains of $1,543,000 and $1,408,000 for 1998 and
1997, respectively) resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in other income (gains) or other operating costs and expenses (losses) in the statement of operations.

(M) Real estate, furniture and equipment
Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $16,291,000, $17,114,000 and $12,799,000 for 1999, 1998 and 1997, respectively.

(N) Other Comprehensive Income (loss)
Comprehensive income (loss) encompasses all changes in stockholder's equity (except those arising from transactions with shareholders) and includes net income, net unrealized capital gains or losses on available-for-sale securities and unrealized foreign currency translation adjustments.

(O) Insurance Related Assessments
As of January 1, 1999, the Company adopted the American Institute of Certified Public Accountants (AICPA) Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance Related Assessments." This statement provides guidance for determining when an entity should recog-nize liabilities for guarantee fund and other insurance related assessments, how to measure those liabilities and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. The adoption of this statement resulted in an after tax charge of $3,250,000 for the year ended December 31, 1999, which is reflected as a cumulative effect of a change in accounting principle.

(P) RECENT ACCOUNTING PRONOUNCEMENTS
During 1999, the FASB issued FAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB 133, and Amendment of FASB 133" which extended the effective date of FAS 133 to January 1, 2001. FAS 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments. This statement will not have a material impact on the Company's results of operations or financial condition.

(2) ACQUISITIONS
During 1999, 1998 and 1997, several international and other acquisitions were completed for an aggregate consideration of approximately $1,533,000, $13,389,000 and $7,238,000, respectively. The acquisitions were accounted for as purchases and, accordingly, the results of operations of the companies have been included from the respective dates of acquisition. Proforma results of operations have been omitted as such effects are not significant.

    Net assets of the acquired companies for 1999, 1998 and 1997 were as follows: Investments in fixed maturity and equity securities of $0, $1,786,000 and $2,192,000; cash and invested cash of $0, $10,085,000 and $7,823,000; excess of cost over net assets acquired of $3,744,000, $6,847,000 and $2,688,000; and other liabilities, net of other assets of $5,277,000, $5,329,000 and $5,465,000.

(3) COMMITMENTS, LITIGATION AND CONTINGENT LIABILITIES
Neither the Company nor any of its subsidiaries is engaged in any litigation known to the Company which management believes will have a material adverse effect upon the Company's business. As is common with other insurance companies, the Company's subsidiaries are regularly engaged in the defense of claims arising out of the conduct of the insurance business.

(4) LEASE OBLIGATIONS
The Company and several of its subsidiaries use office space and equipment under leases expiring at various dates through September 1, 2004. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was approximately: $16,109,000, $14,095,000 and $12,564,000 for 1999,
1998 and 1997, respectively. Future minimum lease payments (without provision for sublease income) are $13,059,000 in 2000; $9,887,000 in 2001; $7,611,000 in
2002; $5,653,000 in 2003; and $4,368,000 thereafter.

(5) RESTRUCTURING PLAN
In the first quarter of 1999, the Company implemented a plan to restructure certain of its operating units. Under the plan, the Company consolidated ten of its regional units into four; merged two of its alternative market units; and combined two of its international units. In connection with the restructuring plan, the Company expects to reduce its workforce by approximately 386 employees. The Company reported a restructuring charge of $11,505,000 in the first quarter of 1999 to reflect the estimated costs of the plan. These charges consist mainly of severance payments of $7,562,000, contractual lease payments related to abandoned facilities and abandoned equipment and property owned. The activities under the plan were substantially completed in 1999. The Company has paid $6,916,000 related to the restructuring charge of which $4,221,000 relates to severance payments. The remaining restructuring accrual is $4,589,000 at December 31, 1999.

(6) DEBT

Long-term debt consists of the following:

Description                              Rate                 Maturity                    Face Value           Carrying Value
-----------------------------------------------------------------------------------------------------------------------------
Senior Notes                             6.31%                March 6, 2000             $ 25,000,000             $ 24,995,000
Senior Notes                             6.71%                March 4, 2003               25,000,000               24,939,000
Note Payable                               (1)                December 30, 2003            8,000,000                8,000,000
Senior Subordinated Notes                6.50%                July 1, 2003                35,793,000               35,793,000
Senior Notes                             6.375%               April 15, 2005              40,000,000               39,825,000
Senior Notes                             6.25%                January 15, 2006           100,000,000               99,215,000
Senior Notes                             9.875%               May 15, 2008                88,800,000               86,368,000
Senior Debentures                        8.70%                January 1, 2022             76,503,000               75,657,000
-----------------------------------------------------------------------------------------------------------------------------
                                                                                        $399,096,000             $394,792,000
=============================================================================================================================

(1)Floating rate equal to Libor plus 50 basis points.

The difference between the face value of long-term debt and the carrying value is unamortized discount. All outstanding long-term debt is not redeemable until maturity and ranks on a parity with all other outstanding indebtedness of the Company.

   The Company has on file a "shelf" registration statement with the Securities and Exchange Commission with a remaining balance of $150,000,000 in additional equity and/or debt securities. The securities may be offered from time to time as determined by funding requirements and market conditions.

SHORT-TERM DEBT As of December 31, 1999 and 1998, the Company had $35,000,000 and $55,500,000, respectively, of outstanding short-term debt under its unsecured line-of-credit. During 1999 and 1998, the average interest rate of the Company's short-term debt was 5.36% and 5.59%. As of December 31, 1999, the Company had an additional $40,000,000 of short-term debt available under its line-of-credit.


(7) COMPANY-OBLIGATED MANDATORILY REDEEMABLE CAPITAL SECURITIES OF A SUBSIDIARY TRUST HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES OF THE CORPORATION DUE DECEMBER 15, 2045

The Company-obligated mandatorily redeemable preferred securities of a subsidiary trust holding solely junior subordinated debentures ("Capital Trust Securities") were issued by the W.R. Berkley Capital Trust ("the Trust") in 1996. All of the common securities of the Trust are owned by the Company. The sole assets of the Trust are $210,000,000 aggregate principal amount of 8.197% Junior Subordinated Debentures due December 15, 2045, issued by the Company (the "Junior Subordinated Debentures"). The Company's guarantee of payments of cash distributions and payments on liquidation of the Trust and redemption of the Capital Trust Securities, when taken together with the Company's obligations under the Trust Agreement under which the Capital Trust Securities were issued, the Junior Subordinated Debentures and the Indenture under which the Junior Subordinated Debentures were issued, including its obligations to pay costs, expenses, debts and liabilities of the Trust (other than with respect to the Capital Trust Securities), provide a full and unconditional guarantee of the Trust's obligations under the Capital Trust Securities. The Company records the preferential cumulative cash dividends arising from the payments of interest on the Junior Subordinated Debentures as interest expense in its consolidated statement of operations.

    The Capital Trust Securities are subject to mandatory redemption in a like amount (i) in whole but not in part, on the stated maturity date, upon repayment of the Junior subordinated Debentures, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the Junior Subordinated Debentures by the Company upon the occurrence and continuation of a certain event and (iii) in whole or in part, on or after December 15, 2006, contemporaneously with the optional prepayment by the Company of Junior Subordinated Debentures. In September 1999, a subsidiary of the Company purchased $10 million (face amount) of the Capital Trust Securities for $8,774,000.

(8) REINSURANCE CEDED
The Company follows the customary industry practice of reinsuring a portion of its exposures principally to reduce net liability on individual risks and to protect against catastrophic losses. The following amounts arising under reinsurance ceded contracts have been deducted in arriving at the amounts reflected in the statement of operations:

(Dollars in thousands)            1999         1998           1997
------------------------------------------------------------------
Premiums written              $307,170     $292,238       $240,754
Premiums earned               $294,823     $286,170       $239,233
Losses and loss expenses      $248,767     $211,389       $129,405

Effective January 1, 1999, the Company purchased additional aggregate reinsurance protection for its regional segment. Pursuant to the contract, the reinsurer will indemnify the regional companies for losses occuring during 1999 in excess of 71% of earned premiums, up to a limit of $35,000,000. Premiums of $21,000,000 and losses of $35,000,000 were ceded to the reinsurer in 1999.

(9) SUPPLEMENTAL FINANCIAL STATEMENT DATA
Other operating costs and expenses consist of the following:

(Dollars in thousands)             1999          1998           1997
---------------------------------------------------------------------
Amortization of
  deferred policy
  acquisition costs            $444,289      $394,612       $337,871
Other operating costs
  and expenses of
  insurance operations           77,617        77,596         65,993
Other costs and expenses         82,878        83,947         83,912
---------------------------------------------------------------------
Total                          $604,784      $556,155       $487,776
=====================================================================

(10) STOCK OPTION PLAN

The Company has a stock option plan (the "Stock Option Plan") under which 7,125,000 shares of Common Stock were reserved for issuance. Pursuant to the Stock Option Plan, options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant.

         The following table summarizes option information, including options granted under both the 1992 and prior plans:

----------------------------------------------------------------------------------------------------------------------------
                                                1999                             1998                          1997
                                      --------------------------------------------------------------------------------------
                                                      Weighted                        Weighted                      Weighted
                                                       Average                         Average                       Average
                                                      Exercise                        Exercise                      Exercise
                                        Shares          Price            Shares         Price          Shares         Price
----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year      3,929,333       $34.25           3,218,762       $29.52        2,491,222       $26.03
Granted                                  68,600        25.73           1,036,975        47.08        1,154,354        34.68
Exercised                                14,925        21.91             106,938        23.57          280,498        20.87
Canceled                                320,223        34.39             219,466        30.56          146,316        27.42
----------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year            3,662,785       $34.12           3,929,333       $34.25        3,218,762       $29.52
----------------------------------------------------------------------------------------------------------------------------
Options exercisable at year end         998,450       $25.28             640,161       $23.72          558,210       $22.66
----------------------------------------------------------------------------------------------------------------------------
Options available for future grant    3,326,102                        3,073,916                     3,892,439
============================================================================================================================

The fair value of the options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1999 and 1998, respectively: (a) dividend yield of 1%, (b) expected volatility of 20%, (c) risk free interest rate of 5.61% and 5.79% and
(d) expected life of 7.5 years. The following table summarizes information about stock options outstanding at December 31, 1999 and 1998:

----------------------------------------------------------------------------------------------------------------------------
                                                                    Options Outstanding              Options Exercisable
                                                                ------------------------------------------------------------
                                                                 Weighted                                           Weighted
  Range of                                                       Remaining       Weighted                            Average
  Exercise                                        Number        Contractual       Average          Number           Exercise
   Prices                                      Outstanding         Life            Price         Exercisable          Price
----------------------------------------------------------------------------------------------------------------------------
December 31, 1999
$14 to $27                                       736,415            3.9           $23.40           654,815           $23.14
 27 to  32                                       875,144            6.2            29.06           337,210            29.17
 32 to  48                                     2,051,226            7.8            40.13             6,425            38.29
----------------------------------------------------------------------------------------------------------------------------
  Total                                        3,662,785            6.6           $34.12           998,450           $25.28
============================================================================================================================
December 31, 1998
$14 to $27                                       731,983            4.4           $23.25           554,759           $22.67
 27 to  32                                     1,034,346            7.1            29.12            84,502            30.35
 32 to  48                                     2,163,004            8.8            40.43               900            47.38
----------------------------------------------------------------------------------------------------------------------------
  Total                                        3,929,333            7.6           $34.25           640,161           $23.72
============================================================================================================================


The Company applies APB Opinion 25 and related interpretations in accounting for these plans. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (000's omitted except per share data):


                                                              Net Income       Basic Earnings per Share   Diluted Earnings per Share
                                                     ----------------------    ------------------------   --------------------------
                                                     As Reported   Proforma     As Reported   Proforma       As Reported   Proforma
-----------------------------------------------------------------------------------------------------------------------------------
1999
Before change in accounting and extraordinary item    $(34,545)    $(37,644)     $(1.35)       $(1.46)        $(1.34)       $(1.45)
Attributable to Common Stockholders                   $(37,060)    $(40,159)     $(1.44)       $(1.56)        $(1.43)       $(1.55)
-----------------------------------------------------------------------------------------------------------------------------------
1998
Before change in accounting and extraordinary item    $ 51,212     $ 48,078      $ 1.82        $ 1.71         $ 1.76        $ 1.65
Attributable to Common Stockholders                   $ 46,195     $ 43,061      $ 1.64        $ 1.53         $ 1.59        $ 1.48
-----------------------------------------------------------------------------------------------------------------------------------

(11) COMPENSATION PLAN

The Company and its subsidiaries have profit sharing retirement plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary's profitability. Employees become eligible to participate in the Retirement Plans on the first day of the month following the first full three months in which they are employed. Profit sharing expense amounted to $7,768,000, $8,524,000 and $8,402,000 for 1999, 1998 and 1997, respectively.

    In May 1997, the Common Stockholders approved the Long-Term Incentive Compensation Plan ("LTIP"). The LTIP provides for incentive compensation to key executives, is based on long-term corporate performance and is based upon criteria established by the Compensation and Stock Option Committee of the Board of Directors (the "Committee"). Key employees are awarded participation units ("units") as determined by the Committee. The Units vest and become exercisable over a maximum term of five years from the date of their award. The units are payable in cash or up to 50% in shares of Common Stock. In 1997, 266,250 units were awarded which amounted to an expense of $1,705,000. There was no LTIP expense in 1998 or 1999.

(12) INVESTMENTS

At December 31, 1999 and 1998, there were no investments, other than investments in United States government securities, which exceeded 10% of stockholders' equity. At December 31, 1999 and 1998, investments were as follows:

(Dollars in thousands)

                                                                             Gross          Gross
                                                                         unrealized     unrealized        Fair           Carrying
Type of investment                                           Cost(a)        gains          losses         value           value
----------------------------------------------------------------------------------------------------------------------------------
December 31, 1999
Fixed maturity securities held to maturity:
  State and municipal                                     $   56,172      $  2,268      $    (951)     $   57,489       $   56,172
  Corporate                                                   12,839            78           (248)         12,669           12,839
  Mortgage-backed securities                                  83,646           135         (3,474)         80,307           83,646
----------------------------------------------------------------------------------------------------------------------------------
    Total fixed maturity securities held to maturity         152,657         2,481         (4,673)        150,465          152,657
----------------------------------------------------------------------------------------------------------------------------------
Fixed maturity securities available for sale:
  United States Government(b)                                334,114           473        (15,419)        319,168          319,168
  State and municipal                                      1,020,716         9,905        (30,968)        999,653          999,653
  Corporate                                                  437,501         1,332        (19,219)        419,614          419,614
  Mortgage-backed securities                                 388,178         1,657        (17,859)        371,976          371,976
----------------------------------------------------------------------------------------------------------------------------------
    Total fixed maturity securities available for sale     2,180,509        13,367        (83,465)      2,110,411        2,110,411
----------------------------------------------------------------------------------------------------------------------------------
Common stocks                                                  8,676         7,613            (80)         16,209           16,209
Preferred stocks                                              45,761           206           (796)         45,171           45,171
----------------------------------------------------------------------------------------------------------------------------------
Total equity securities available for sale                    54,437         7,819           (876)         61,380           61,380
----------------------------------------------------------------------------------------------------------------------------------
Trading account                                              236,453        24,241         (7,264)        253,430          253,430
----------------------------------------------------------------------------------------------------------------------------------
Invested cash(c)                                             295,423           --              --         295,423          295,423
----------------------------------------------------------------------------------------------------------------------------------
Total investments                                         $2,919,479       $47,908       $(96,278)     $2,871,109       $2,873,301
==================================================================================================================================

December 31, 1998
Fixed maturity securities held to maturity:
  State and municipal                                     $   60,492        $6,528         $  (72)     $   66,948       $   60,492
  Corporate                                                   13,353           772             --          14,125           13,353
  Mortgage-backed securities                                  96,305         6,091             --         102,396           96,305
----------------------------------------------------------------------------------------------------------------------------------
    Total fixed maturity securities held to maturity         170,150        13,391            (72)        183,469          170,150
----------------------------------------------------------------------------------------------------------------------------------
Fixed maturity securities available for sale:
  United States Government(b)                                293,761         9,797           (170)        303,388          303,388
  State and municipal                                      1,117,691        53,387           (959)      1,170,119        1,170,119
  Corporate                                                  411,234        15,047         (6,106)        420,175          420,175
  Mortgage-backed securities                                 401,558        12,278           (899)        412,937          412,937
----------------------------------------------------------------------------------------------------------------------------------
    Total fixed maturity securities available for sale     2,224,244        90,509         (8,134)      2,306,619        2,306,619
----------------------------------------------------------------------------------------------------------------------------------
Common stocks                                                  8,150         4,712           (341)         12,521           12,521
Preferred stocks                                              51,740         1,750           (142)         53,348           53,348
----------------------------------------------------------------------------------------------------------------------------------
Total equity securities available for sale                    59,890         6,462           (483)         65,869           65,869
----------------------------------------------------------------------------------------------------------------------------------
Trading account                                              373,164        23,371         (7,225)        389,310          389,310
----------------------------------------------------------------------------------------------------------------------------------
Invested cash(c)                                             370,155           --              --         370,155          370,155
----------------------------------------------------------------------------------------------------------------------------------
Total investments                                         $3,197,603      $133,733       $(15,914)     $3,315,422       $3,302,103
==================================================================================================================================

(a)  Adjusted as necessary for amortization of premium or discount.
(b)  Includes United States government agencies and authorities.
(c) Short-term investments which mature within three months of the date of purchase.

The amortized cost and fair value of fixed maturity securities at December 31, 1999, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

(Dollars in thousands)                                                          1999
-----------------------------------------------------------------------------------------------
                                                                          Cost       Fair value
-----------------------------------------------------------------------------------------------
Due in one year or less                                               $   68,307     $   68,329
Due after one year through five years                                    372,376        371,743
Due after five years through ten years                                   600,055        586,027
Due after ten years                                                      820,604        782,494
Mortgage-backed securities                                               471,824        452,283
-----------------------------------------------------------------------------------------------
Total                                                                 $2,333,166     $2,260,876
===============================================================================================

Realized gains (losses) and the change in difference between fair value and cost of investments, before applicable income taxes, are as follows:

(Dollars in thousands)                                                                    1999           1998            1997
-----------------------------------------------------------------------------------------------------------------------------
Realized gains (losses):
  Fixed maturity securities(a)                                                      $    2,792        $23,004       $ (3,308)
  Equity securities                                                                        (76)         3,506          16,537
  Net change in provision for decline in value(b):
    Fixed maturity securities                                                           (8,300)           --              103
    Equity securities                                                                      --             --              581
  Other                                                                                   (480)        (1,110)           (727)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                        (6,064)        25,400          13,186
-----------------------------------------------------------------------------------------------------------------------------
Change in difference between fair value and cost of investments:
  Fixed maturity securities                                                           (167,984)           877          58,476
  Equity securities                                                                        964         (4,130)        (5,356)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                      (167,020)        (3,253)         53,120
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                $(173,084)       $22,147         $66,306
=============================================================================================================================

(a) During 1999, 1998 and 1997, gross gains of $15,022,000, $26,054,000, and
    $7,988,000, respectively, and gross losses of $12,230,000, $3,050,000, and
    $11,296,000, respectively, were realized.

(b) The provision for decline in value of investments is $11,100,000, $2,800,000, and $2,800,000 as of December 31, 1999, 1998 and 1997,
    respectively.

Investment income consists of the following:

(Dollars in thousands)                                                                    1999           1998            1997
-----------------------------------------------------------------------------------------------------------------------------
Investment income earned on:
  Fixed maturity securities                                                           $148,081       $156,961        $159,199
  Invested cash                                                                         12,804          9,771          10,829
  Equity securities                                                                      3,306          4,670           5,139
  Trading account(a)                                                                    33,532         32,997          28,831
  Other                                                                                    833          1,666           1,814
-----------------------------------------------------------------------------------------------------------------------------
    Gross investment income                                                            198,556        206,065         205,812
  Interest on funds held under reinsurance treaties                                     (8,240)       (3,645)          (6,224)
-----------------------------------------------------------------------------------------------------------------------------
  Net investment income                                                               $190,316       $202,420        $199,588
=============================================================================================================================

(a) The primary focus of the trading account is merger arbitrage. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Merger arbitrage differs from other types of investments in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes merger arbitrage investments less vulnerable to changes in general financial market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales.

    The arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. Therefore, just as long portfolio positions may incur losses during market declines, hedge positions may also incur losses during market advances. As of December 31, 1999, the notional amount of long option contracts outstanding is $36,331,000 and short option contracts outstanding is $50,797,000.

    Investment income earned from net trading account activity includes unrealized trading losses of $4,897,000 for 1999 and unrealized trading gains of $1,291,000 and $13,737,000 for 1998 and 1997, respectively.

(13) STOCKHOLDERS' EQUITY

COMMON EQUITY The Company has calculated per share data in accordance with FAS
128. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The weighted average number of shares used in the computation of basic earnings per share was 25,823,000, 28,194,000 and 29,503,000 for 1999, 1998 and 1997, respectively. The weighted average number of shares used in the computations of diluted earnings per share was 25,927,000, 29,115,000 and 30,185,000 for 1999, 1998 and 1997, respectively. The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock-based compensation plans.

    Changes in shares of Common Stock outstanding, net of treasury shares, are as follows:

(in thousands)                     1999         1998          1997
------------------------------------------------------------------
Balance, beginning of year       26,504       29,568        29,454
Shares issued                        18          108           114
Shares repurchased                 (905)      (3,172)           --
------------------------------------------------------------------
Balance, end of year             25,617       26,504        29,568
==================================================================

PREFERRED EQUITY   During 1997, the Company purchased 276,855 shares of Series A
Preferred Stock for an aggregate cost of $41,523,000. On January 25, 1999, all remaining outstanding shares of the Series A Preferred Stock were redeemed for $98,092,000.

   On May 11, 1999, the Company declared a dividend distribution of one Right for each outstanding share of Common Stock. Each Right entitles the holder to purchase a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $120 per unit (subject to adjustment) upon the occurrence of certain events relating to potential changes in control of the Company. The Rights expire on May 11, 2009, unless earlier redeemed by the Company as provided in the Rights Agreement.


(14) FEDERAL AND FOREIGN INCOME TAXES

Federal and foreign income tax expense (before the cumulative effect of change in accounting and extraordinary items) consists of:


(Dollars in thousands)                1999        1998         1997
-------------------------------------------------------------------
Current (expense) benefit          $11,785    $(30,283)    $(21,999)
Deferred (expense) benefit          33,981     (24,818)      (8,669)
-------------------------------------------------------------------
  Total (expense) benefit          $45,766    $ (5,465)    $(30,668)
===================================================================

A reconciliation of Federal and foreign income tax (expense) benefit and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:


(Dollars in thousands)              1999         1998           1997
--------------------------------------------------------------------
Computed "expected" tax
  (expense) benefit              $27,737     $(21,973)      $(45,234)
Tax-exempt investment income      17,853       18,412         15,432
Other, net                           176       (1,904)          (866)
--------------------------------------------------------------------
  Total (expense) benefit        $45,766     $ (5,465)      $(30,668)
====================================================================

At December 31, 1999 and 1998, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(Dollars in thousands)                               1999         1998
----------------------------------------------------------------------
DEFERRED TAX ASSET
Loss reserve discounting                          $64,946      $62,288
Unearned premiums                                  40,663       39,652
Deferred taxes on unrealized investment losses     22,297       --
Alternative minimum tax credit carry forward       20,656       --
Other                                              22,097       11,389
----------------------------------------------------------------------
  Gross deferred tax asset                        170,659      113,329
Less: valuation allowance                          (7,000)     (7,000)
----------------------------------------------------------------------
  Deferred tax asset                              163,659      106,329
======================================================================
DEFERRED TAX LIABILITY
Amortization of intangibles                         9,625       11,460
Deferred policy acquisition costs                  57,317       55,370
Realized investment gains                              --        2,960
Deferred taxes on unrealized
  investment gains                                     --       31,070
Depreciation                                        8,985        5,900
Other                                               5,756        6,446
----------------------------------------------------------------------
  Deferred tax liability                           81,683      113,206
----------------------------------------------------------------------
  Net deferred tax asset (liability)              $81,976      $(6,877)
======================================================================

Federal income tax expense (benefit) applicable to realized investment gains (losses) was ($2,122,000), $8,890,000 and $4,615,000 in 1999, 1998 and 1997,
respectively. The Company had a current income tax receivable of $8,939,000 and $10,532,000 at December 31, 1999 and 1998, respectively. The Company's tax returns through December 31, 1994 have been examined by the Internal Revenue Service.

    The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this net asset.

(15) RESERVES FOR LOSSES AND LOSS EXPENSES

The table below provides a reconciliation of the beginning and ending reserve balances, on a gross of reinsurance basis:


(Dollars in thousands)                                                                 1999            1998              1997
-----------------------------------------------------------------------------------------------------------------------------
Net reserves at beginning of year                                                $1,583,304      $1,433,011        $1,333,122
-----------------------------------------------------------------------------------------------------------------------------
Net reserves of companies acquired                                                                    2,189             4,984
Net provision for losses and loss expenses:
  Claims occurring during the current year                                        1,032,089         944,887           747,977
  Increase (decrease) in estimates for claims occurring in prior years               28,351         (42,929)          (21,313)
  Amortization of discount                                                           10,473           9,111             7,760
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  1,070,913         911,069           734,424
=============================================================================================================================
Net payments for claims
  Current year                                                                      433,942         397,787           315,370
  Prior years                                                                       496,410         365,178           324,149
-----------------------------------------------------------------------------------------------------------------------------
                                                                                    930,352         762,965           639,519
-----------------------------------------------------------------------------------------------------------------------------
Net reserves at end of year                                                       1,723,865       1,583,304         1,433,011
Ceded reserves at end of year                                                       617,025         537,219           476,677
-----------------------------------------------------------------------------------------------------------------------------
Gross reserves at end of year                                                    $2,340,890      $2,120,523        $1,909,688
=============================================================================================================================

The balance sheet includes $20,348,000 and $6,043,000 as of december 31, 1999 and 1998, respectively, relating to reserves for life insurance which are not included in the table above, and the statement of operations includes $14,913,000 and $3,693,000 for the years ended december 31, 1999 and 1998, respectively, relating to the policyholder benefits incurred on life insurance which are not included in the above table. The 1999 increase in reserves related to prior years is due to reserve strengthening in the regional segment partially offset by favorable reserve development in the specialty and alternative markets segments.

    Due to the nature of Excess Workers Compensation ("EWC") business and the long period of time over which losses are paid in this line of business, the Company discounts the liability for losses and loss expenses established for the EWC line of business. Discounting liabilities for losses and loss expenses gives recognition to the time value of money. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience and is supplemented with data compiled from insurance companies writing workers' compensation on an excess-of-loss basis. The expected payout pattern has a very long duration because it reflects the nature of losses generally which penetrate self-insured retention limits contained in EWC policies. The Company has limited the estimated payout duration to 30 years in order to introduce an additional level of conservatism into the discounting process. The liabilities for losses and loss expenses have been discounted using "risk-free" discount rates determined by reference to the U.S. Treasury yield curve weighted for the EWC premium volume to reflect the seasonality of the anticipated duration of losses associated with such coverages. The weighted average discount rate for accident years 1999, 1998, 1997, 1996 and 1995 and prior is 5.90%, 5.90%, 5.98%, 5.90%
and 5.80%, respectively. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $186,981,000, $186,964,000 and $189,600,000 at
December 31, 1999, 1998 and 1997, respectively. For statutory purposes, the Company uses a discount rate of 3.0% as permitted by the Department of Insurance of the State of Ohio.

    To date, known pollution and environmental claims at the insurance company subsidiaries have not had a material impact on the Company's operations. Environmental claims have not materially impacted the Company because its subsidiaries generally did not insure larger industrial companies which are subject to significant environmental exposures.

    The Company's net reserves for losses and loss adjustment expenses relating to pollution and environmental claims were $30,944,000 and $33,391,000 at December 31, 1999 and 1998, respectively. The Company's gross reserves for losses and loss adjustment expenses relating to pollution and environmental claims were $65,966,000 and $69,283,000 at December 31, 1999 and 1998,
respectively. Net incurred losses and loss expenses for reported pollution and environmental claims were approximately $1,371,000, $2,227,000 and $79,000 in 1999, 1998 and 1997, respectively. Net paid losses and loss expenses were approximately $3,819,000, $2,614,000 and $2,175,000 in 1999, 1998 and 1997,
respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make a reasonable actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

(16) INDUSTRY SEGMENTS

The Company's operations are presently conducted through five basic segments: specialty; alternative markets; reinsurance; regional; and international. The specialty lines of insurance consist primarily of excess and surplus lines, commercial transportation, professional liability, directors and officers liability and surety. The Company's alternative markets segment specializes in insuring, reinsuring and administering self-insurance programs and other alternative risk transfer mechanisms for public entities, private employers and associations. The Company's reinsurance segment specializes in underwriting property, casualty and surety reinsurance on both a treaty and facultative basis. The regional property casualty insurance segment writes standard commercial and personal lines insurance for such risks as automobiles, homes and businesses. Finally, the international operations represent the Company's joint venture with Northwestern Mutual Life International (65% owned by the Company), which writes property and casualty, as well as life insurance, internationally. For the years ended December 31, 1999, 1998 and 1997, the joint venture wrote life premiums of $24,548,000, $7,994,000 and $639,000, respectively.

    The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Income tax expense (benefits) were calculated in accordance with the Company's tax sharing agreements, which provide for the recognition of tax loss carryforwards only to the extent of taxes previously paid. Summary financial information about the company's operating segments is presented in the following table. Income before income taxes by segment consists of revenues less expenses related to the respective segment's operations. These amounts include realized gains (losses) where applicable. intersegment revenues consist primarily of dividends, interest on intercompany debt and fees paid by subsidiaries for portfolio management and other services to the Company. Identifiable assets by segment are those assets used in the operation of each segment.


                                                             Revenues
                                  ---------------------------------------------------------          Income       Income Tax
                                  Investment     Unaffiliated        Inter-                       (loss) before     Expense
(Dollars in thousands)              Income         Customers         Segment         Total        income taxes    (Benefits)
----------------------------------------------------------------------------------------------------------------------------
December 31, 1999:
  Regional                       $  52,639      $   700,667       $   1,462     $   702,129        $(97,362)      $  (7,589)
  Reinsurance                       47,288          341,201             739         341,940          14,091           1,992
  Specialty                         50,231          310,373          (1,305)        309,068          39,261           8,692
  Alternative Markets               36,355          221,690             586         222,276          24,919           4,653
  International                      6,469           93,878              --          93,878           3,535           1,443
  Corporate and other                1,011            5,859         114,398         120,257          32,612         (47,210)
  Adjustments and eliminations      (3,677)              --        (115,880)       (115,880)        (96,304)         (7,747)
----------------------------------------------------------------------------------------------------------------------------
  Consolidated                   $ 190,316      $ 1,673,668              --      $1,673,668        $(79,248)      $ (45,766)
============================================================================================================================
December 31, 1998:
  Regional                       $  53,942      $   680,505       $   2,014     $   682,519        $(24,524)      $   3,323
  Reinsurance                       47,643          296,100           1,044         297,144          33,858           6,911
  Specialty                         59,345          309,047           2,908         311,955          85,889          24,349
  Alternative Markets               34,667          205,024             911         205,935          36,501           9,505
  International                      5,469           80,287              --          80,287          (7,017)            349
  Corporate and other                7,927           11,554          81,983          93,537           9,288           5,465
  Adjustments and eliminations      (6,573)              --         (88,860)        (88,860)        (71,214)        (44,437)
----------------------------------------------------------------------------------------------------------------------------
  Consolidated                   $ 202,420      $ 1,582,517              --     $ 1,582,517        $ 62,781       $   5,465
============================================================================================================================
December 31, 1997:
  Regional                       $  51,920      $   634,468       $     674     $   635,142        $ 47,624       $  14,833
  Reinsurance                       45,520          241,204             882         242,086          42,193          10,641
  Specialty                         60,162          281,630           2,691         284,321          68,088          18,529
  Alternative Markets               34,390          183,904             829         184,733          34,733          10,257
  International                      3,623           45,360              --          45,360          (3,566)           (181)
  Corporate and other               10,565           13,744          48,351          62,095         (19,815)         30,849
  Adjustments and eliminations      (6,592)              --         (53,427)        (53,427)        (40,016)        (54,260)
----------------------------------------------------------------------------------------------------------------------------
  Consolidated                   $ 199,588       $1,400,310              --     $ 1,400,310        $129,241       $  30,668
============================================================================================================================

                                       W.R. BERKLEY CORPORATION AND SUBSIDIARIES

Interest expense for the alternative markets and reinsurance segments was $2,870,000, $2,327,000 and $2,327,000 for the years ended December 31, 1999,
1998 and 1997, respectively. Additionally, corporate interest expense (net of intercompany amounts) was $47,931,000, $46,492,000 and $46,542,000 for the
corresponding periods. Identifiable assets by segment are as follows:

December 31,                                     1999                         1998                         1997
---------------------------------------------------------------------------------------------------------------
Regional                                   $1,436,575                   $1,370,849                   $1,264,962
Reinsurance                                 1,022,776                      996,186                      863,784
Specialty                                   1,370,837                    1,502,366                    1,403,068
Alternative Markets                           878,125                      863,578                      749,724
International                                 177,675                      151,832                      119,792
Corporate and other                         1,362,345                    1,545,744                    1,602,907
Elimination                                (1,463,542)                  (1,447,124)                  (1,459,919)
---------------------------------------------------------------------------------------------------------------
Consolidated                               $4,784,791                   $4,983,431                   $4,544,318
===============================================================================================================


(17) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 1999 and 1998:

(Dollars in thousands)                                                        1999                            1998
-----------------------------------------------------------------------------------------------------------------------------
                                                                     Carrying                        Carrying
                                                                      Amount      Fair value          Amount       Fair value
-----------------------------------------------------------------------------------------------------------------------------
Investments                                                        $2,873,301    $2,871,109         $3,302,103     $3,315,422
Long-term debt                                                        394,792       383,901            394,444        435,702
Capital Trust Securities                                              198,126       172,547            207,988        206,464
-----------------------------------------------------------------------------------------------------------------------------

The estimated fair value of investments is based on quoted market prices as of the respective reporting dates. The fair value of the long-term debt is based on rates available for borrowings similar to the Company's outstanding debt as of the respective reporting dates.

(18) DIVIDENDS FROM SUBSIDIARIES AND STATUTORY FINANCIAL INFORMATION

The Company's insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2000, the maximum amount of dividends which can be paid without such approval is approximately $77,264,000.

    Combined net income and policyholders' surplus of the Company's consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

(Dollars in thousands)          1999         1998       1997
------------------------------------------------------------
Net income (loss)          $ (34,598)    $ 67,014   $121,300
============================================================
Policyholders' surplus      $865,672     $941,853   $971,749
============================================================

The significant variances between statutory accounting practices and GAAP are:
For statutory purposes, bonds are carried at amortized cost, acquisition costs are charged to operations as incurred, deferred federal income taxes are not provided for temporary differences between book and tax assets and liabilities, EWC reserves are discounted at a 3.0% rate and certain assets designated as "non-admitted assets" are charged against surplus.

    At December 31, 1999 and 1998, bonds with a fair value of $209,485,000 and $185,206,000 were on deposit with various state insurance departments as required by state laws.

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

    The NAIC recently completed a process intended to codify statutory accounting practices for certain insurance enterprises. As a result of this process, the NAIC will issue a revised statutory accounting practices and procedures manual, which will be effective January 1, 2001. The Company has not yet determined the impact that this change will have on the statutory capital and surplus of its insurance subsidiaries.

(19) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of quarterly financial data:

(Dollars in thousands except per share data)

                                                                     Three months ended
                                     ----------------------------------------------------------------------------------------------
                                             March 31,               June 30,               September 30,            December 31,
                                         1999       1998         1999       1998          1999        1998          1999       1998
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                             $407,713   $383,275     $416,250   $396,910      $427,823    $394,425      $421,882   $407,907
===================================================================================================================================
Net income (loss) before
  preferred dividends                $  2,472   $ 25,673     $  5,624   $ 22,743      $ (1,356)   $ 12,261      $(40,788)  $ (1,917)
====================================================================================================================================
Net income (loss) before
  change in accounting and
  extraordinary gain (loss)          $  1,975   $ 23,786     $  5,624   $ 20,856      $ (1,356)   $ 10,374      $(40,788)  $ (3,804)
===================================================================================================================================
Net income (loss) attributable
  to common stockholders             $ (1,275)  $ 21,351     $  5,624   $ 18,274      $   (621)   $ 10,374      $(40,788)  $ (3,804)
===================================================================================================================================
Earnings (loss) per share:
  Basic
    Before change in accounting
    and extraordinary gain (loss)    $    .07   $    .81     $    .22   $    .73      $   (.06)   $    .37      $  (1.59)  $   (.14)
    Net income (loss)                $   (.05)  $    .73     $    .22   $    .64      $   (.02)   $    .37      $  (1.59)  $   (.14)
  Diluted
    Before change in accounting
    and extraordinary gain (loss)    $    .07)  $    .78     $    .22   $    .70      $   (.05)   $    .36      $  (1.59)  $   (.14)
    Net income (loss)                $   (.05)  $    .71     $    .22   $    .61      $   (.02)   $    .36      $  (1.59)  $   (.14)
===================================================================================================================================

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
W.R. Berkley Corporation

We have audited the consolidated balance sheets of W. R. Berkley Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of W. R. Berkley Corporation and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for insurance-related assessments in 1999.


New York, New York                              KPMG LLP
February 24, 2000


42