Form 10-K, Exhibit 13
period 2000-12-31
BERKLEY W R CORP
filed 2001-03-23
CIK 11544

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


OPERATING RESULTS FOR THE YEAR ENDED
DECEMBER 31, 2000 AS COMPARED TO THE YEAR
ENDED DECEMBER 31, 1999

Net income attributable to common stockholders for 2000 was $36 million, or $1.39 per diluted share, compared with a net loss of $37 million, or $1.43 per diluted share, in 1999. Operating income, which is defined as net income before realized investment gains and losses, extraordinary items and changes in accounting principle was $31 million, or $1.18 per diluted share, in 2000 compared with an operating loss of $31 million, or $1.19 per diluted share, in 1999. Adjusting for the restructuring charges (see Note 4 of "Notes to Consolidated Financial Statements"), operating income was $32 million, or $1.23 per diluted share, in 2000 compared with an operating loss of $23 million, or $.91 per diluted share, in 1999. The improved results in 2000 reflect the impact of more favorable market conditions, including higher prices and better terms and conditions, and higher investment income.

Net premiums written increased 6% to $1,506 million for 2000 from $1,428 million for 1999. Regional premiums decreased 1% to $641 million as price increases were more than offset by a decline in policy count. Reinsurance premiums decreased 11% to $277 million as a result of the business restructuring implemented in the first quarter of 2000 (see Note 4 of "Notes to Consolidated Financial Statements"). Specialty premiums were $286 million, an increase of 10% over 1999, as new business growth was partially offset by a decrease in commercial transportation business. Alternative markets premiums increased 51% to $184 million due to an increase in excess and reinsured workers' compensation business. International premiums increased 38% to $119 million due to growth in both Argentina and the Philippines.

Net investment income increased 11% to $210 million in 2000. The average gross pre-tax yield earned on the portfolio increased to 7.3% in 2000 from 6.5% in 1999 due primarily to changes in asset allocations during 2000. (See "Liquidity and Capital Resources.")

Service fees consist primarily of fees earned by the alternative markets segment. Service fees decreased 6% to $68 million in 2000 principally due to the sale of All American Agency Facilities, Inc. (See Note 3 of "Notes to Consolidated Financial Statements.")

                                      W. R. BERKLEY CORPORATION AND SUBSIDIARIES


Realized investment gains were $8 million in 2000 compared with realized investment losses of $6 million in 1999. Realized gains and losses result from security sales and from the change in provision for other than temporary impairment of securities. Realized investment gains for 2000 were primarily a result of the sale of equity securities and All American Agency Facilities, Inc.

Loss and loss expenses increased 1% to $1,094 million in 2000 from $1,086 million in 1999. The statutory loss ratio (losses and loss expenses incurred expressed as a percentage of premiums earned) decreased to 73.1% from 76.5% primarily as a result of decreased losses in the regional segment. In the fourth quarter of 1999, the regional segment established additional loss reserves of $55 million, of which approximately $40 million related to losses incurred in 1998 and prior years. There was no comparable reserve adjustment in 2000. Weather-related losses for the Company were $49 million in 2000 compared with $60 million in 1999.

Other operating costs and expenses, which consist of the expenses of the Company's insurance and alternative markets operations, as well as the Company's corporate and investment expenses, decreased by 1% to $597 million from $605 million in 1999. The statutory expense ratio of the Company's insurance operations (underwriting expenses expressed as a percentage of premiums written) decreased to 33.5% for 2000 from 35.4% for 1999 due primarily to expense savings related to the regional restructuring in 1999.

The combined ratio represents a measure of underwriting profitability, excluding investment income. A number in excess of 100 generally indicates an underwriting loss; a number below 100 generally indicates an underwriting gain. The statutory combined ratio (after policyholders dividends) decreased to 107.0% in 2000 from 112.2% in 1999 as a result of the decreases in the loss and expense ratios referred to above.

The Federal and foreign income tax expense in 2000 was $2 million compared with a tax benefit of $46 million in 1999. The income tax expense/benefit differs from the amount computed by applying the Federal tax rate of 35% principally because of tax-exempt investment income. (See "Liquidity and Capital Resources.")

The Company reported an after-tax restructuring charge of $1.2 million, or 5 cents per diluted share, in 2000 related to the reorganization of the reinsurance operations. The restructuring, which has been substantially completed, is expected to result in annual after-tax savings of approximately $2.5 million.

The 1999 results include an after-tax restructuring charge of $7 million, or $.28 per diluted share, primarily related to the Company's restructuring of the regional operations. The restructuring was substantially completed in 1999.


OPERATING RESULTS FOR THE YEAR ENDED
DECEMBER 31, 1999 AS COMPARED TO THE YEAR
ENDED DECEMBER 31, 1998

The net loss attributable to common stockholders for 1999 was $37 million, or $1.43 per diluted share, compared to net income of $46 million, or $1.59 per diluted share, in 1998. The operating loss, which is defined as net loss before realized investment gains and losses, changes in accounting principle and extraordinary items, was $31 million in 1999, or $1.19 per diluted share, compared with operating income of $35 million, or $1.19 per diluted share, in 1998. Adjusting for the restructuring charge (see Note 4 of "Notes to Consolidated Financial Statements"), the operating loss was $23 million, or $.91 per diluted share, in 1999. The deterioration in operating results in 1999 was primarily due to an increase in loss reserves and to the effects of competition on rate adequacy.

Net premiums written increased 6% to $1,428 million from $1,346 million written during 1998. Regional premiums grew 1% to $650 million as growth opportunities were impeded by inadequate rates and competitive market conditions. Reinsurance premiums increased 15% to $309 million due primarily to growth in pro-rata treaty business. Specialty premiums were $260 million, an increase of 3% over 1998, as new business growth was partially offset by the non-renewal of loss-producing business, primarily in the commercial transportation unit. Alternative markets premiums increased 15% to $122 million due primarily to growth in businesses that began operations in 1998. International premiums increased 15% to $86 million, reflecting the first full year of operations in the Philippines.

Net investment income decreased 6% to $190 million in 1999 due to a lower average pre-tax return on investments. (See "Liquidity and Capital Resources.") The portfolio yield decreased to approximately 6.5% in 1999 from approximately 6.9% in 1998 as a result of a higher concentration in municipal bonds on average during 1999 and a lower yield on the trading portfolio.

Service fees consist primarily of fees earned by the alternative markets segment. Service fees increased 2% to $72 million in 1999 as market conditions continued to restrain the growth of the alternative risk market.

Realized investment losses were $6 million in 1999 compared to realized investment gains of $25 million in 1998. The majority of the 1999 and 1998 realized gains and losses resulted from sales and provisions for permanent impairment of fixed maturity securities.

The statutory combined ratio of the Company's insurance operations increased to 112.2% in 1999 from 106.6% in 1998 mainly due to an increase in the consolidated loss ratio. The statutory loss ratio (losses and loss expenses incurred expressed as a percentage of premiums earned) increased to 76.5% from 71.2% primarily as a result of increased losses in the regional segment and commercial transportation unit. The regional segment loss ratio increased to 84.7% from 76.0% in 1998 due to a loss reserve adjustment of $55 million in the fourth quarter of 1999 and to the continued effects of competition on rate adequacy. Approximately $40 million of the loss reserve adjustment related to losses incurred in 1998 and prior years, with the balance relating to losses incurred in 1999. In 1998, the Company reported a pre-tax charge of $31 million for additional reinsurance premiums and loss reserves for the regional segment. The increased losses in the commercial transportation unit were the result of a rise in claim frequency and severity and of intense price competition. Weather-related losses for the Company were $60 million in 1999 compared with $59 million in 1998. The overall increase in incurred losses in 1999 was partially

                                      W. R. BERKLEY CORPORATION AND SUBSIDIARIES


offset by recoveries under the aggregate reinsurance cover (see Note 9 of "Notes to Consolidated Financial Statements") and by favorable reserve development on business written in prior years by the specialty and alternative markets segments.

Other operating costs and expenses, which consist of the expenses of the Company's insurance and alternative markets operations, as well as the Company's corporate and investment expenses, increased by 9% to $605 million from $556 million in 1998. The increase in other operating costs is primarily due to a 10% growth in premiums earned, which in turn results in an increase in underwriting expenses. The statutory expense ratio of the Company's insurance operations (underwriting expenses expressed as a percentage of premiums written) increased to 35.4% for the 1999 period from 34.9% for the comparable 1998 period due primarily to higher reinsurance commissions rates for the specialty and reinsurance segments. The regional expense ratio increased to 36.1% from 35.8% due to the impact of additional reinsurance premiums and to certain costs directly attributable to the restructuring. Adjusting for these items, the regional expense ratio would have been 34.1% in 1999.

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

During 1999, the Company adopted AICPA Statement of Position 97-3, "Accounting By Insurance and Other Enterprises for Insurance-Related Assessments." The adoption of this statement resulted in a non-cash, after-tax charge of $3 million, or $.12 per diluted share, which is reflected as a cumulative effect of a change in accounting principle.

The Company reported an after-tax extraordinary gain of $735,000 in 1999, related to the repurchase and retirement of $10 million (face amount) of capital trust securities. In 1998, the Company reported an after-tax extraordinary loss of $5 million, related to the repurchase and retirement of $34.7 million (face amount) of long-term debt.


LIQUIDITY AND CAPITAL RESOURCES

GENERAL The net cash provided from operating activities (before increase in trading account sales) was $76 million in 2000, $82 million in 1999 and $257 million in 1998. The decrease in cash flow in 2000 and 1999 was primarily due to a higher level of claims activity.

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. The Company uses cash to pay debt service, Federal income taxes, operating expenses and dividends. The Company also provides capital to its subsidiaries. Tax payments and management fees from the insurance subsidiaries are made under agreements which generally are subject to approval by state insurance departments. Maximum amounts of dividends that can be taken without regulatory approval are prescribed by statute. (See Note 18 of "Notes to Consolidated Financial Statements.")

The Company's subsidiaries are highly liquid, receiving substantial cash from premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal outflows of cash are payments of claims, taxes, interest, operating expenses and dividends.

FINANCING ACTIVITY During 2000, the Company repaid $25 million (face value) of senior notes upon maturity. In 1999, the Company redeemed all outstanding Series A Preferred Stock for $98 million and repurchased $10 million (face value) of trust preferred securities for $8.8 million. During 1998, the Company issued $40 million medium-term notes due April 15, 2005, and one of the Company's subsidiaries issued an $8 million note due December 30, 2003. Also in 1998, the Company repurchased $34.7 million (face amount) senior notes and debentures for $41.8 million and retired $10 million (face value) senior notes upon maturity.

During 2000, the Company purchased 300,000 shares of its common stock for approximately $7 million leaving a balance as of December 31, 2000 of 795,000 shares available for repurchase under its current authorization. During 1999, the Company purchased 905,000 shares of its common stock for approximately $22 million. During 1998, the Company purchased 3,172,222 shares of its common stock for approximately $118 million.

As of December 31, 2000 and 1999, the Company had $10 million and $35 million, respectively, of outstanding short-term debt under its unsecured bank credit facility. As of December 31, 2000, the Company had an additional $65 million of short-term debt available under this facility. The credit facility expires on December 7, 2001.

CAPITALIZATION For the year ended December 31, 2000, stockholders' equity increased by approximately $89 million. The increase in stockholders' equity is primarily attributable to after-tax unrealized investment gains of approximately $64 million and to net income of $36 million. The Company's total capitalization was $1,249 million at December 31, 2000 and the percentage of the Company's capital attributable to long-term debt decreased to 30% at December 31, 2000 from 33% at December 31, 1999.

On March 6, 2001, the Company issued 3,105,000 shares of its common stock and received net proceeds of $122 million. The proceeds will be used to provide additional capital for its insurance subsidiaries and for general corporate purposes. The Company may also use the proceeds of this offering to reduce some of its indebtedness, depending on market conditions.

INVESTMENTS As part of its investment strategy, the Company establishes a level of cash and highly liquid short-term and intermediate-term securities which, combined with expected cash flow, is believed adequate to meet foreseeable payment obligations. The Company also attempts to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

The Company's investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, active management of the portfolio is considered necessary to maintain an approximate matching of

                                      W. R. BERKLEY CORPORATION AND SUBSIDIARIES


assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations.

The investment portfolio (including account receivable from brokers and clearing organizations and securities sold but not yet purchased), on a cost basis, increased in 2000 by $35 million to approximately $3,074 million. The Company's investments are currently comprised of fixed income securities and equity securities. At December 31, 2000, the portfolio mix was as follows: U.S. Government securities and cash equivalents were 26% (21% in 1999); state and municipal securities were 20% (35% in 1999); corporate fixed maturity securities were 19% (15% in 1999); mortgage-backed securities were 18% (15% in 1999); and the balance of 17% (14% in 1999) was invested in equity securities.

The Company's equity portfolio is comprised of merger arbitrage securities, which are classified as trading account assets, and other equity investments, which are classified as available for sale. Net trading account assets (trading account equity securities plus trading account receivable from brokers and clearing organizations less trading account equity securities sold but not yet purchased) were $448 million as of December 31, 2000, compared with $356 million as of December 31, 1999. Net trading account assets represented approximately 14% and 12% of the Company's net invested assets as of December 31, 2000 and 1999, respectively.

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

                                        Market  Effective   Fair Value
Group                                   Yield    Duration     (000's)
----------------------------------------------------------------------
U. S. Government securities             5.5%      4.93     $   493,624
----------------------------------------------------------------------
State and municipal                     5.0       6.48         615,169
----------------------------------------------------------------------
Corporate                               7.4       5.16         604,946
----------------------------------------------------------------------
Mortgage-backed securities              7.0       5.87         566,314
----------------------------------------------------------------------
  Total                                 6.3%      5.64      $2,280,053
======================================================================


As a general rule, a portfolio's duration measures the expected change in portfolio value due to a change in interest rates.

The portfolio's duration is further modified to accurately reflect a portfolio's expected price movement as interest rates change. Based upon a pricing model, the Company determines the estimated change in fair value of the fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securi-ties static. The fair value at specified levels at December 31, 2000 would be as follows:

                                      Estimated Fair         Estimated
                                    Value of Financial       Change in
                                       Instruments           Fair Value
Change in interest rates                 $(000's)             $(000's)
-----------------------------------------------------------------------
300 basis point rise                    $1,940,197          $(339,856)
----------------------------------------------------------------------
200 basis point rise                     2,043,680           (236,373)
----------------------------------------------------------------------
100 basis point rise                     2,156,867           (123,186)
----------------------------------------------------------------------
Base scenario                            2,280,053                 --
----------------------------------------------------------------------
100 basis point decline                  2,399,529            119,476
----------------------------------------------------------------------
200 basis point decline                  2,524,443            244,390
----------------------------------------------------------------------
300 basis point decline                  2,661,338            381,285
----------------------------------------------------------------------

The estimated changes in fair value, based upon the above table, would be offset by the Company's liabilities if they were marked to market.

The Company's trading account securities are used for merger arbitrage. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Merger arbitrage differs from other types of investments in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes merger arbitrage investments less vulnerable to changes in general stock market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales. Additionally, the merger arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. Based upon these characteristics, the Company's equity securities are primarily exposed to the completion of announced deals, which are subject to regulatory as well as political and other risks.

The Company's investments in foreign subsidiaries are subject to foreign currency risk. In order to mitigate foreign currency risks, the foreign subsidiaries maintain a portion of their invested assets in US Dollar denominated securities. The Company's foreign subsidiaries operate primarily in Argentina and the Philippines. Argentina has established a currency board exchange rate mechanism that creates a dollar for dollar relationship between the US Dollar and the Argentine Peso. The Company's investment in the Philippines is affected by fluctuations in the exchange rate between the US Dollar and the Philippine Peso. For every one percent change in the exchange rate, the Company's unrealized foreign currency gain/(loss) would change approximately $67,000, net of minority interest.

FEDERAL AND FOREIGN INCOME TAXES The Company files a consolidated income tax return in the U.S. and foreign tax returns in the countries of its overseas operations. At December 31, 2000, the Company had a deferred tax asset of $141 million (which primarily relates to the discounting of loss reserves for Federal income tax purposes, unearned premiums and an alternative minimum tax credit carry forward) and a deferred tax liability of $93 million (which primarily relates to deferred policy acquisition costs, unrealized investment gains and intangible assets).

The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

                                      W. R. BERKLEY CORPORATION AND SUBSIDIARIES


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

REGIONAL OPERATIONS In 2000, the regional companies generally retained $500,000 on individual property casualty risks and up to $2.1 million per bond for surety business. The regional group also maintained catastrophe reinsurance protection for approximately 100% of weather-related losses above $6 million per occurrence up to a maximum of $34 million. In 2001, the regional companies will generally retain up to $1 million on individual property casualty risks for most classes of business, and the catastrophe protection will increase to $48.5 million in excess of the $6 million.

REINSURANCE OPERATIONS The catastrophe retrocession program provided coverage for property losses for 100% of $19.2 million in excess of $3.2 million per occurrence. Property facultative business retains $262,500 per risk and casualty facultative business retains up to $3 million per risk over variable layers. Fidelity & Surety retains $750,000 per risk after an annual aggregate deductible.

SPECIALTY OPERATIONS Specialty companies generally retained up to $300,000 for most classes of business, other than business written by Monitor Liability Managers and Monitor Surety Managers. Retentions were up to $5 million for business written by Monitor Liability Managers and up to $500,000 for business written by Monitor Surety Managers. The specialty group (other than Carolina Casualty Insurance Company) was also covered under the regional group's property catastrophe reinsurance. In 2001, specialty companies other than Monitor Liability Managers will generally retain up to $1 million for most classes of business.

ALTERNATIVE MARKETS OPERATIONS Excess workers' compensation retention was generally $1 million per occurrence above the self-insured's underlying retention. Primary workers' compensation companies retained up to $300,000 per risk.

INTERNATIONAL OPERATIONS The international operations generally retained between $50,000 and $250,000 per occurrence or individual risk.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)


Years ended December 31,                                                                 2000            1999             1998
---------------------------------------------------------------------------------------------------------------------------------
Revenues:
  Net premiums written                                                               $ 1,506,244     $ 1,427,719      $ 1,346,254
  Change in net unearned premiums                                                        (15,230)        (13,335)         (67,855)
---------------------------------------------------------------------------------------------------------------------------------
    Premiums earned                                                                    1,491,014       1,414,384        1,278,399
  Net investment income                                                                  210,448         190,316          202,420
  Service fees                                                                            68,049          72,344           70,727
  Realized investment gains (losses)                                                       8,364          (6,064)          25,400
  Other income                                                                             3,412           2,688            5,571
---------------------------------------------------------------------------------------------------------------------------------
    Total revenues                                                                     1,781,287       1,673,668        1,582,517
Operating costs and expenses:
  Losses and loss expenses                                                             1,094,411       1,085,826          914,762
  Other operating costs and expenses                                                     596,579         604,784          556,155
  Interest expense                                                                        47,596          50,801           48,819
  Restructuring charge                                                                     1,850          11,505               --
---------------------------------------------------------------------------------------------------------------------------------
    Income (loss) before income taxes                                                     40,851         (79,248)          62,781
Income tax benefit (expense)                                                              (2,451)         45,766           (5,465)
---------------------------------------------------------------------------------------------------------------------------------
    Income (loss) before minority interest and preferred dividends                        38,400         (33,482)          57,316
Minority interest                                                                         (2,162)           (566)           1,444
Preferred dividends                                                                           --            (497)          (7,548)
---------------------------------------------------------------------------------------------------------------------------------
    Net income (loss) before change in accounting and extraordinary gain (loss)           36,238         (34,545)          51,212
Cumulative effect of change in accounting principle (net of taxes)                            --          (3,250)              --
Extraordinary gain (loss) on early extinguishment
   of long-term debt (net of taxes)                                                           --             735           (5,017)
==================================================================================================================================
    Net income (loss) attributable to common stockholders                            $    36,238     $   (37,060)     $    46,195
==================================================================================================================================
Earnings (loss) per share:
   Basic
     Net income (loss) before change in accounting and extraordinary gain (loss)     $      1.41     $     (1.35)     $      1.82
     Cumulative effect of change in accounting principle (net of taxes)                       --            (.12)              --
     Extraordinary gain (loss) on early extinguishment of long-term debt                      --             .03             (.18)
==================================================================================================================================
    Net income (loss) attributable to common stockholders                            $      1.41     $     (1.44)     $      1.64
==================================================================================================================================
   Diluted
     Net income (loss) before change in accounting and extraordinary gain (loss)     $      1.39     $     (1.34)     $      1.76
     Cumulative effect of change in accounting principle (net of taxes)                       --            (.12)              --
     Extraordinary gain (loss) on early extinguishment of long-term debt                      --             .03             (.17)
==================================================================================================================================
    Net income (loss) attributable to common stockholders                            $      1.39     $     (1.43)     $      1.59
==================================================================================================================================

See accompanying notes to consolidated financial statements.

                                      W.R. BERKLEY CORPORATION AND SUBSIDIARIES



CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)


December 31,                                                                                             2000               1999
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Investments:
  Invested cash                                                                                      $   308,193        $   295,423
  Fixed maturity securities:
    Held to maturity, at cost (fair value $164,229 and $150,465)                                         156,067            152,657
    Available for sale, at fair value (cost $2,087,338 and $2,180,509)                                 2,115,824          2,110,411
  Equity securities, at fair value:
    Available for sale (cost $76,545 and $54,437)                                                         83,823             61,380
    Trading account (cost $340,617 and $236,453)                                                         347,271            253,430
Cash                                                                                                         938             20,051
Premiums and fees receivable                                                                             416,243            380,887
Due from reinsurers                                                                                      713,392            620,446
Accrued investment income                                                                                 36,578             36,925
Prepaid reinsurance premiums                                                                              99,444             91,005
Deferred policy acquisition costs                                                                        196,231            182,348
Real estate, furniture and equipment at cost, less accumulated depreciation                              118,282            128,735
Deferred Federal and foreign income taxes                                                                 47,567             81,976
Excess of cost over net assets acquired                                                                   71,496             76,523
Trading account receivable from brokers and clearing organizations                                       269,444            258,454
Other assets                                                                                              41,277             34,140
-----------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                         $ 5,022,070        $ 4,784,791
===================================================================================================================================
Liabilities and Stockholders' Equity
Liabilities:
  Reserves for losses and loss expenses                                                              $ 2,533,917        $ 2,361,238
  Unearned premiums                                                                                      713,239            689,826
  Due to reinsurers                                                                                      132,521            144,712
  Trading securities sold but not yet purchased, at fair value (proceeds $164,312 and $138,731)          169,020            155,826
  Short-term debt                                                                                         10,000             35,000
  Other liabilities                                                                                      182,273            183,218
  Long-term debt                                                                                         370,158            394,792
-----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                                      4,111,128          3,964,612
-----------------------------------------------------------------------------------------------------------------------------------
Trust preferred securities                                                                               198,169            198,126
Minority interest                                                                                         31,877             30,275
-----------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
  Preferred stock, par value $.10 per share:
    Authorized 5,000,000 shares, issued and outstanding - none                                                --                 --
  Common stock, par value $.20 per share:
    Authorized 80,000,000 shares, issued and outstanding,
      net of treasury shares, 25,656,362 and 25,616,578 shares                                             7,281              7,281
  Additional paid-in capital                                                                             334,061            331,640
  Retained earnings                                                                                      574,345            551,401
  Accumulated other comprehensive income (loss)                                                           19,371            (44,500)
  Treasury stock, at cost, 10,747,482 and 10,787,489 shares                                             (254,162)          (254,044)
-----------------------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                                               680,896            591,778
-----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                                           $ 5,022,070        $ 4,784,791
===================================================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands, except per share data)


Years ended December 31, 2000, 1999 and 1998

                                                                          Preferred
                                                                          and common
                                                                           stock and                     Accumulated
                                                             Total         additional                      other
                                                          stockholders'     paid-in       Retained      comprehensive      Treasury
                                                            equity          capital       earnings      income (loss)        stock
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                $ 947,292        $ 436,106      $ 569,160       $  58,206       $(116,180)
  Net income attributable to common stockholders             46,195               --         46,195              --              --
  Change in other comprehensive income (loss)                (3,534)              --             --          (3,534)             --
  Issuance of common shares                                   2,719              851             --              --           1,868
  Purchase of treasury stock                               (117,944)              --             --              --        (117,944)
  Dividends to common stockholders ($.48 per share)         (13,447)              --        (13,447)             --              --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                  861,281          436,957        601,908          54,672        (232,256)
  Net (loss) attributable to common stockholders            (37,060)              --        (37,060)             --              --
  Change in other comprehensive income (loss)               (99,172)              --             --         (99,172)             --
  Issuance of common shares                                     387               56             --              --             331
  Purchase of treasury stock                                (22,119)              --             --              --         (22,119)
  Repurchase of preferred stock                             (98,092)         (98,092)            --              --              --
  Dividends to common stockholders ($.52 per share)         (13,447)              --        (13,447)             --              --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                  591,778          338,921        551,401         (44,500)       (254,044)
  Net income attributable to common stockholders             36,238               --         36,238              --              --
  Change in other comprehensive income (loss)                63,871               --             --          63,871              --
  Issuance of common shares                                   9,323            2,421             --              --           6,902
  Purchase of treasury stock                                 (7,020)              --             --              --          (7,020)
  Dividends to common stockholders ($.52 per share)         (13,294)              --        (13,294)             --              --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                $ 680,896        $ 341,342      $ 574,345       $  19,371       $(254,162)
====================================================================================================================================


CONSOLIDATED STATEMENTS OF COMPREHENSIVE
INCOME (LOSS)
(Dollars in thousands)


                                                                                2000                 1999                  1998
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common stockholders                        $  36,238           $ (37,060)            $  46,195
---------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)
  Unrealized holding gains (losses) on investment securities arising
    during the period, net of taxes of ($37,762), $55,491 and ($7,839)          70,129            (103,055)               14,558
  Less: Reclassification adjustment for realized (gains) losses
    included in net income                                                      (5,436)              3,942               (16,510)
---------------------------------------------------------------------------------------------------------------------------------
Net change in unrealized gains (losses) during the period                       64,693             (99,113)               (1,952)
  Change in unrealized foreign exchange (losses)                                  (822)                (59)               (1,582)
---------------------------------------------------------------------------------------------------------------------------------
  Other comprehensive income (loss)                                             63,871             (99,172)               (3,534)
---------------------------------------------------------------------------------------------------------------------------------
  Comprehensive income (loss)                                                 $100,109           $(136,232)              $42,661
=================================================================================================================================


See accompanying notes to consolidated financial statements.

                                      W. R. BERKLEY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)


Years ended December 31,                                                             2000               1999               1998
---------------------------------------------------------------------------------------------------------------------------------
Cash flows (used in) provided by operating activities:
  Net income (loss) before minority interest, preferred dividends and
    extraordinary items                                                         $    38,400        $   (36,732)       $    57,316
  Adjustments to reconcile net income to net cash flows
    provided by operating activities:
    Increase in reserves for losses and loss expenses, net of due to/from
      reinsurers                                                                     69,417            141,718            169,285
    Depreciation and amortization                                                    21,700             23,598             22,658
    Change in unearned premiums and prepaid reinsurance premiums                     14,974             13,490             68,095
    Change in premiums and fees receivable                                          (35,356)            (3,386)           (45,727)
    Change in Federal and foreign income taxes                                        2,138            (34,289)           (26,923)
    Change in deferred policy acquisition costs                                     (13,883)           (12,457)           (22,057)
    Realized investment (gains) losses                                               (8,364)             6,064            (25,400)
    Other, net                                                                      (12,692)           (15,959)            60,021
---------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities before increase in
        trading account securities                                                   76,334             82,047            257,268
  Increase in trading account securities                                            (89,609)           (32,978)           (37,565)
---------------------------------------------------------------------------------------------------------------------------------
      Net cash (used in) provided by operating activities                           (13,275)            49,069            219,703
---------------------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) investing activities:
  Proceeds from sales, excluding trading account:
    Fixed maturity securities available for sale                                    725,961            594,993            715,459
    Equity securities                                                                48,079             17,200             52,727
  Proceeds from maturities and prepayments of fixed maturity securities             142,636            147,668            297,303
  Cost of purchases, excluding trading account:
    Fixed maturity securities available for sale                                   (773,804)          (695,928)        (1,033,190)
    Fixed maturity securities held to maturity                                           --                 --             (3,034)
    Equity securities                                                               (70,988)           (14,397)           (33,217)
  Proceeds (cost) of acquired/sold companies, net of acquired cash and
    invested cash                                                                     2,187             (1,533)            (3,304)
  Net additions to real estate, furniture and equipment                              (7,529)            (8,127)           (27,167)
  Other, net                                                                          1,176               (435)             3,956
---------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) investing activities                            67,718             39,441            (30,467)
---------------------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) financing activities:
  Repurchase of long-term debt                                                      (25,000)                --            (49,104)
  Net change in short-term debt                                                     (25,000)           (20,500)            55,500
  Cash dividends to common stockholders                                             (12,701)           (13,888)           (13,518)
  purchase of common treasury shares                                                 (7,020)           (22,119)          (117,944)
  Other, net                                                                          8,935              6,060                735
  Repurchase of preferred stock                                                          --            (98,092)                --
  Repurchase of trust preferred securities                                               --             (8,774)                --
  Cash dividends to preferred stockholders                                               --             (2,001)            (7,356)
  Net proceeds from issuance of long-term debt                                           --                 --             47,882
---------------------------------------------------------------------------------------------------------------------------------
      Net cash used in financing activities                                         (60,786)          (159,314)           (83,805)
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and invested cash                                    (6,343)           (70,804)           105,431
Cash and invested cash at beginning of year                                         315,474            386,278            280,847
---------------------------------------------------------------------------------------------------------------------------------
Cash and invested cash at end of year                                           $   309,131        $   315,474        $   386,278
=================================================================================================================================
Supplemental disclosure of cash flow information:
  Interest paid on debt                                                         $    48,053        $    50,801        $    48,976
=================================================================================================================================
  Federal income taxes (received) paid                                          $    (1,079)       $   (12,973)       $    32,090
=================================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2000, 1999 and 1998

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Principles of consolidation and basis of presentation The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the "Company"), have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 1999 and 1998 financial statements to conform them to the presentation of the 2000 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

(B) Revenue recognition
Insurance premiums written are recognized as earned generally on a pro-rata basis over the contract period. Service fees on insurance service contracts are recorded as earned primarily on a pro-rata basis over the policy period.

(C) Investments
The Company has classified its investments into three categories. Securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost. Securities which the Company purchased with the intent to sell in the near-term are classified as "trading" and are reported at estimated fair value, with unrealized gains and losses reflected in the statement of operations. The remaining securities are classified as "available for sale" and carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income (loss) and a separate component of stockholders' equity. Fair value is generally determined using published market values.

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

(D) Trading account
Equity securities purchased (long portfolio positions) are presented in the balance sheet as trading account assets. Equity securities sold but not yet purchased (short sales and short call options) are presented as trading securities sold but not yet purchased. Unsettled trades and the net margin balances held by the clearing broker are presented as trading account receivable from brokers and clearing organizations. The Company's trading account portfolio is recorded at fair value. Realized and unrealized gains and losses from trading activity are reported as net investment income.

(E) Per share data
Basic per share data is based upon the weighted average number of shares outstanding during the year. Diluted per share data reflects the potential dilution that would occur if employee stock-based compensation plans were exercised. Shares issued in connection with loans to shareholders are not considered to be outstanding for the purposes of calculating basic per share amounts. The related amounts due from shareholders are excluded from stockholders' equity.

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

(G) Reserves for losses and loss expenses
Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance

                                      W. R. BERKLEY CORPORATION AND SUBSIDIARIES


assumed; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in results of operations in the period in which they are determined. The Company discounts its reserves for excess and assumed workers' compensation claims using a "risk-free" rate. (see Note 15 of Notes to Consolidated Financial Statements).

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

(I) Excess of cost over net assets acquired
Costs in excess of the net assets of subsidiaries acquired are being amortized on a straight-line basis over 25 to 40 years. The Company continually evaluates the amortization period of its intangible assets. Estimates of useful lives are revised when circumstances or events indicate that the original estimate is no longer appropriate. Amortization (including adjustments) of the excess of cost over net assets acquired was $4,036,000, $3,866,000 and $3,178,000 for 2000,
1999 and 1998, respectively.

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

(K) Stock options
The Company uses the intrinsic-value method of accounting for stock-based awards granted to employees and, accordingly, does not recognize compensation expense for its stock-based awards to employees. (See Note 10 of Notes to Consolidated Financial Statements).

(L) Foreign currency
Revenues and expenses in foreign currencies are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the close of the period. Unrealized gains or losses (losses of $4,174,000 and $3,352,000 as of December 31, 2000 and 1999,
respectively) resulting from translating foreign currency financial statements are reported as a component of common stockholders' equity. Gains or losses (gains of $775,000 and $1,543,000 for 2000 and 1998, respectively, and losses of $381,000 for 1999) resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the statement of operations.

(M) Real estate, furniture and equipment
Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $17,704,000, $16,291,000 and $17,114,000 for 2000, 1999 and 1998, respectively.

(N) Comprehensive Income (loss)
Comprehensive income (loss) encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income, net unrealized capital gains or losses on available-for-sale securities and unrealized foreign currency translation adjustments.

(O) Insurance Related Assessments
As of January 1, 1999, the Company adopted the American Institute of Certified Public Accountants (AICPA) Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance Related Assessments." This statement provides guidance for determining when an entity should recognize liabilities for guarantee fund and other insurance related assessments, how to measure those liabilities and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. The adoption of this statement resulted in an after tax charge of $3,250,000 for the year ended December 31, 1999, which is reflected as a cumulative effect of a change in accounting principle.

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

In September 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125". This statement will not have a material impact on the Company's results of operations or financial condition.

(2) LEASE OBLIGATIONS

The Company and its subsidiaries use office space and equipment under leases expiring at various dates through September 1, 2004. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was approximately: $16,580,000, $16,109,000 and $14,095,000 for 2000, 1999 and 1998,
respectively. Future minimum lease payments (without provision for sublease income) are $14,456,000 in 2001; $11,626,000 in 2002; $9,375,000 in 2003;
$6,071,000 in 2004; and $10,101,000 thereafter.

(3) ACQUISITIONS AND ASSET SALES

During 2000, the company sold the assets of All American Agency Facilities Inc. ("All American"), a managing general agency, and reported a realized gain of $3,179,000. All American's revenues and operating profits (losses) were $1,819,000 and ($638,000) in 2000, $7,480,000 and $381,000 in 1999 and
$5,659,000 and $39,000 in 1998.

    During 1999 and 1998, several international and other acquisitions were completed for an aggregate consideration of approximately $1,533,000 and $13,389,000, respectively. The acquisitions were accounted for as purchases and, accordingly, the results of operations of the companies have been included from the respective dates of acquisition. Proforma results of operations have been omitted as such effects are not significant.

    Net assets of the acquired companies for 1999 and 1998 were as follows: cash and investments of $0 and $11,871,000; excess of cost over net assets acquired of $3,744,000 and $6,847,000; and other liabilities, net of other assets, of $5,277,000 and $5,329,000, respectively.

(4) RESTRUCTURING PLAN

In the first quarter of 2000, the Company implemented a plan to reorganize its reinsurance business. Under the plan, the reinsurance segment has withdrawn from the Latin American and Caribbean market, and the domestic reinsurance operations have focused on specialty reinsurance lines while de-emphasizing certain commodity-type lines. The Company reduced its permanent workforce by approximately 37 employees in connection with the plan. The Company reported a restructuring charge of $1,850,000 to reflect costs related to the plan. This charge consisted mainly of severance payments of $1,439,000 and contractual lease payments related to abandoned facilities. The activities under the plan were substantially completed in 2000.

    In the first quarter of 1999, the Company implemented a plan to restructure certain of its operating units. Under the plan, the Company consolidated ten of its regional units into four; merged two of its alternative market units; combined two of its international units; and reduced its workforce by approximately 386 employees. The Company reported a restructuring charge of $11,505,000 in the first quarter of 1999 to reflect the estimated costs of the plan. This charge consists mainly of severance payments of $7,562,000, contractual lease payments related to abandoned facilities and abandoned equipment and property owned.

    The Company has paid $10,873,000 related to the restructuring charges of which $7,636,000 relates to severance payments. The remaining restructuring accrual is $2,482,000 at December 31, 2000, of which certain payments extend through 2003.

                                      W. R. BERKLEY CORPORATION AND SUBSIDIARIES

(5) DEBT

Long-term debt consists of the following:

Description                        Rate           Maturity              Face Value       Carrying Value
-------------------------------------------------------------------------------------------------------
Senior Notes                       6.71%      March 4, 2003            $ 25,000,000        $ 24,957,000
Senior Subordinated Notes          6.50%      July 1, 2003               35,793,000          35,793,000
Note Payable                        (1)       December 30, 2003           8,000,000           8,000,000
Senior Notes                       6.375%     April 15, 2005             40,000,000          39,854,000
Senior Notes                       6.25%      January 15, 2006          100,000,000          99,323,000
Senior Notes                       9.875%     May 15, 2008               88,800,000          86,561,000
Senior Debentures                  8.70%      January 1, 2022            76,503,000          75,670,000
-------------------------------------------------------------------------------------------------------
                                                                       $374,096,000        $370,158,000
=======================================================================================================

(1)Floating rate equal to Libor plus 50 basis points.

The difference between the face value of long-term debt and the carrying value is unamortized discount. All outstanding long-term debt is not redeemable until maturity.

SHORT-TERM DEBT As of December 31, 2000 and 1999, the Company had $10,000,000 and $35,000,000, respectively, of outstanding short-term debt under its unsecured line-of-credit. During 2000 and 1999, the average interest rate of the Company's short-term debt was 6.87% and 5.36%. As of December 31, 2000, the Company had an additional $65,000,000 of short-term debt available under its line-of-credit.

(6) Trust Preferred Securities

The Company-obligated mandatorily redeemable preferred securities of a subsidiary trust holding solely junior subordinated debentures ("Trust Preferred Securities") were issued by the W.R. Berkley Capital Trust ("the Trust") in 1996. All of the common securities of the Trust are owned by the Company. The sole assets of the Trust are $210,000,000 aggregate principal amount of 8.197% Junior Subordinated Debentures due December 15, 2045, issued by the Company (the "Junior Subordinated Debentures"). The Company's guarantee of payments of cash distributions and payments on liquidation of the Trust and redemption of the Trust Preferred Securities, when taken together with the Company's obligations under the Trust Agreement under which the Trust Preferred Securities were issued, the Junior Subordinated Debentures and the Indenture under which the Junior Subordinated Debentures were issued, including its obligations to pay costs, expenses, debts and liabilities of the Trust (other than with respect to the Trust Preferred Securities), provide a full and unconditional guarantee of the Trust's obligations under the Trust Preferred Securities. The Company records the preferential cumulative cash dividends arising from the payments of interest on the Junior Subordinated Debentures as interest expense in its consolidated statement of operations.

The Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part, on the stated maturity date, upon repayment of the Junior Subordinated Debentures, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the Junior Subordinated Debentures by the Company upon the occurrence and continuation of a certain event and (iii) in whole or in part, on or after December 15, 2006, contemporaneously with the optional prepayment by the Company of Junior Subordinated Debentures. In September 1999, a subsidiary of the Company purchased $10 million (face amount) of the Trust Preferred Securities for $8,774,000.

(7) COMMITMENTS, LITIGATION AND
    CONTINGENT LIABILITIES


Neither the Company nor any of its subsidiaries is engaged in any litigation known to the Company which management believes will have a material adverse effect upon the Company's business. As is common with other insurance companies, the Company's subsidiaries are regularly engaged in the defense of claims arising out of the conduct of the insurance business.


(8) SUPPLEMENTAL FINANCIAL STATEMENT DATA

Other operating costs and expenses consist of the following:

(Dollars in thousands)                        2000          1999          1998
--------------------------------------------------------------------------------
Amortization of deferred
   policy acquisition costs                 $454,729      $444,289      $394,612
Other operating costs
  and expenses of
  insurance operations                        67,254        77,617        77,596
Other costs and expenses                      74,596        82,878        83,947
--------------------------------------------------------------------------------
Total                                       $596,579      $604,784      $556,155
================================================================================


(9) REINSURANCE CEDED

The Company follows the customary industry practice of reinsuring a portion of its exposures principally to reduce net liability on individual risks and to protect against catastrophic losses. The following amounts arising under reinsurance ceded contracts have been deducted in arriving at the amounts reflected in the statement of operations:

(Dollars in thousands)                        2000          1999          1998
--------------------------------------------------------------------------------
Premiums written                            $310,511      $307,170      $292,238
--------------------------------------------------------------------------------
Premiums earned                             $301,835      $294,823      $286,170
--------------------------------------------------------------------------------
Losses and loss expenses                    $267,804      $248,767      $211,389
--------------------------------------------------------------------------------

In 1999, the Company purchased additional aggregate reinsurance protection for its regional segment. Pursuant to the contract, the reinsurer will indemnify the regional companies for losses occurring during 1999 in excess of 71% of earned premiums, up to a limit of $35,000,000. Premiums of $21,000,000 and losses of $35,000,000 were ceded to the reinsurer in 1999.

(10) STOCK OPTION PLAN

The Company has a stock option plan (the "Stock Option Plan") under which 7,125,000 shares of Common Stock were reserved for issuance. Pursuant to the Stock Option Plan, options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant.

  The following table summarizes option information:

                                                  2000                         1999                      1998
                                        ------------------------------------------------------------------------------
                                                         Weighted                    Weighted                 Weighted
                                                         Average                      Average                  Average
                                                         Exercise                    Exercise                 Exercise
                                          Shares          Price          Shares        Price       Shares       Price
----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year        3,662,785        $34.12        3,929,333       $34.25     3,218,762     $29.52
Granted                                   872,000         19.34           68,600        25.73     1,036,975      47.08
Exercised                                 342,266         24.36           14,925        21.91       106,938      23.57
Canceled                                  206,440         37.07          320,223        34.39       219,466      30.56
----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year              3,986,079        $31.57        3,662,785       $34.12     3,929,333     $34.25
----------------------------------------------------------------------------------------------------------------------
Options exercisable at year end           952,726        $27.43          998,450       $25.28       640,161     $23.72
----------------------------------------------------------------------------------------------------------------------
Options available for future grant      2,647,916                      3,326,102                  3,073,916
----------------------------------------------------------------------------------------------------------------------

                                      W. R. BERKLEY CORPORATION AND SUBSIDIARIES

The fair value of the options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2000 and 1999, respectively: (a) dividend yield of 1%, (b) expected volatility of 20%, (c) risk free interest rate of 6.63% and 5.61% and
(d) expected life of 7.5 years. The following table summarizes information about stock options outstanding at December 31, 2000 and 1999:

                                          Options Outstanding          Options Exercisable
                                        ----------------------------------------------------
                                          Weighted                                  Weighted
  Range of                               Remaining    Weighted                      Average
  Exercise                  Number      Contractual   Average         Number       Exercise
   Prices                 Outstanding       Life       Price        Exercisable      Price
--------------------------------------------------------------------------------------------
December 31, 2000
$14 to $27                1,363,366         7.0        $21.05        456,666          $24.39
 27 to  32                  661,812         5.1         28.99        433,927           29.01
 32 to  48                1,960,901         6.8         39.76         62,133           38.71
--------------------------------------------------------------------------------------------
  Total                   3,986,079         6.6        $31.57        952,726          $27.43
============================================================================================
December 31, 1999
$14 to $27                  736,415         3.9        $23.40        654,815          $23.14
 27 to  32                  875,144         6.2         29.06        337,210           29.17
 32 to  48                2,051,226         7.8         40.13          6,425           38.29
--------------------------------------------------------------------------------------------
  Total                   3,662,785         6.6        $34.12        998,450          $25.28
============================================================================================

The Company uses the intrinsic-value method of accounting for stock-based awards granted to employees and, accordingly, does not recognize compensation expense for its stock-based awards to employees. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (000's omitted except per share data):

                                                            Net Income        Basic Earnings per Share    Diluted Earnings per Share
                                                     ----------------------   ------------------------    --------------------------
                                                     As Reported   Proforma   As Reported     Proforma    As Reported       Proforma
------------------------------------------------------------------------------------------------------------------------------------
2000
Before change in accounting and extraordinary item   $36,238       $33,331      $1.41         $1.30          $1.39           $1.28
Attributable to common stockholders                  $36,238       $33,331      $1.41         $1.30          $1.39           $1.28
------------------------------------------------------------------------------------------------------------------------------------
1999
Before change in accounting and extraordinary item   $(34,545)    $(37,644)    $(1.35)       $(1.46)         $(1.34)        $(1.45)
Attributable to common stockholders                  $(37,060)    $(40,159)    $(1.44)       $(1.56)         $(1.43)        $(1.55)
------------------------------------------------------------------------------------------------------------------------------------


(11) COMPENSATION PLAN

The Company and its subsidiaries have profit sharing retirement plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary's profitability. Employees become eligible to participate in the Retirement Plans on the first day of the month following the first full three months in which they are employed. Profit sharing expense amounted to $7,672,000, $7,768,000 and $8,524,000 for 2000, 1999 and 1998, respectively.

     In May 1997, the common stockholders approved the Long-Term Incentive Compensation Plan ("LTIP"). The LTIP provides for incentive compensation to key executives based on long-term corporate performance and other criteria established by the Compensation and Stock Option Committee of the Board of Directors (the "Committee"). Key employees are awarded participation units ("units") as determined by the Committee. The Units vest and become exercisable over a maximum term of five years from the date of their award. The units are payable in cash or up to 50% in shares of common stock. The Company awarded 266,250 units in 1997. There were no units awarded and no LTIP expense in 2000, 1999 or 1998.

(12) INVESTMENTS

At December 31, 2000 and 1999, there were no investments, other than investments in United States government securities, which exceeded 10% of stockholders' equity. At December 31, 2000 and 1999, investments were as follows:

(Dollars in thousands)
--------------------------------------------------------------------------------

                                                                               Gross          Gross
                                                                             unrealized     unrealized        Fair        Carrying
Type of investment                                              Cost(a)        gains          losses         value          value
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 2000
Fixed maturity securities held to maturity:
  State and municipal                                       $    54,659    $     4,122    $      (115)   $    58,666    $    54,659
  Corporate                                                      11,592            654            (85)        12,161         11,592
  Mortgage-backed securities                                     89,816          3,586           --           93,402         89,816
-----------------------------------------------------------------------------------------------------------------------------------
    Total fixed maturity securities held to maturity            156,067          8,362           (200)       164,229        156,067
-----------------------------------------------------------------------------------------------------------------------------------
Fixed maturity securities available for sale:
  United States Government(b)                                   480,871         14,327         (1,574)       493,624        493,624
  State and municipal                                           544,015         14,169         (1,681)       556,503        556,503
  Corporate                                                     593,308         10,703        (11,226)       592,785        592,785
  Mortgage-backed securities                                    469,144          9,144         (5,376)       472,912        472,912
-----------------------------------------------------------------------------------------------------------------------------------
    Total fixed maturity securities available for sale        2,087,338         48,343        (19,857)     2,115,824      2,115,824
-----------------------------------------------------------------------------------------------------------------------------------
Equity securities available for sale:
  Common stocks                                                  49,976          7,830         (1,161)        56,645         56,645
  Preferred stocks                                               26,569            770           (161)        27,178         27,178
-----------------------------------------------------------------------------------------------------------------------------------
    Total equity securities available for sale                   76,545          8,600         (1,322)        83,823         83,823
-----------------------------------------------------------------------------------------------------------------------------------
Equity securities trading:
  Long positions(c)                                             340,617         16,159         (9,505)       347,271        347,271
  Receivable from brokers                                       269,444           --             --          269,444        269,444
   Securities sold but not yet purchased                       (164,312)         8,286        (12,994)      (169,020)      (169,020)
-----------------------------------------------------------------------------------------------------------------------------------
     Total equity securities trading                            445,749         24,445        (22,499)       447,695        447,695
-----------------------------------------------------------------------------------------------------------------------------------
Invested cash(d)                                                308,193           --             --          308,193        308,193
-----------------------------------------------------------------------------------------------------------------------------------
Total investments                                           $ 3,073,892    $    89,750    $   (43,878)   $ 3,119,764    $ 3,111,602
===================================================================================================================================

December 31, 1999
Fixed maturity securities held to maturity:
  State and municipal                                       $    56,172    $     2,268    $      (951)   $    57,489    $    56,172
  Corporate                                                      12,839             78           (248)        12,669         12,839
  Mortgage-backed securities                                     83,646            135         (3,474)        80,307         83,646
-----------------------------------------------------------------------------------------------------------------------------------
    Total fixed maturity securities held to maturity            152,657          2,481         (4,673)       150,465        152,657
-----------------------------------------------------------------------------------------------------------------------------------
Fixed maturity securities available for sale:
  United States Government(b)                                   334,114            473        (15,419)       319,168        319,168
  State and municipal                                         1,020,716          9,905        (30,968)       999,653        999,653
  Corporate                                                     437,501          1,332        (19,219)       419,614        419,614
  Mortgage-backed securities                                    388,178          1,657        (17,859)       371,976        371,976
-----------------------------------------------------------------------------------------------------------------------------------
    Total fixed maturity securities available for sale        2,180,509         13,367        (83,465)     2,110,411      2,110,411
-----------------------------------------------------------------------------------------------------------------------------------
Equity securities available for sale:
  Common stocks                                                   8,676          7,613            (80)        16,209         16,209
  Preferred stocks                                               45,761            206           (796)        45,171         45,171
-----------------------------------------------------------------------------------------------------------------------------------
    Total equity securities available for sale                   54,437          7,819           (876)        61,380         61,380
-----------------------------------------------------------------------------------------------------------------------------------
Equity securities trading:
  Long positions                                                236,453         24,241         (7,264)       253,430        253,430
  Receivable from brokers                                       258,454           --             --          258,454        258,454
  Securities sold but not yet purchased                        (138,731)         5,115        (22,210)      (155,826)      (155,826)
-----------------------------------------------------------------------------------------------------------------------------------
     Total equity securities trading                            356,176         29,356        (29,474)       356,058        356,058
-----------------------------------------------------------------------------------------------------------------------------------
Invested cash(d)                                                295,423           --             --          295,423        295,423
-----------------------------------------------------------------------------------------------------------------------------------
Total investments                                           $ 3,039,202    $    53,023    $  (118,488)   $ 2,973,737    $ 2,975,929
===================================================================================================================================

(a)  Adjusted as necessary for amortization of premium or discount.
(b)  Includes United States government agencies and authorities.
(c) Includes an investment of $53 million in a merger arbritage limited liability corporation.
(d) Short-term investments which mature within three months of the date of purchase.

                                       W.R. BERKLEY CORPORATION AND SUBSIDIARIES


The amortized cost and fair value of fixed maturity securities at December 31, 2000, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

(Dollars in thousands)                                 2000
--------------------------------------------------------------------------------
                                                 Cost         Fair value
--------------------------------------------------------------------------------
Due in one year or less                      $   78,642       $   79,071
Due after one year through five years           495,813          505,324
Due after five years through ten years          489,439          496,721
Due after ten years                             620,551          632,623
Mortgage-backed securities                      558,960          566,314
--------------------------------------------------------------------------------
Total                                        $2,243,405       $2,280,053
================================================================================

Realized gains (losses) and the change in difference between fair value and cost of investments, before applicable income taxes, are as follows:


(Dollars in thousands)                            2000        1999       1998
--------------------------------------------------------------------------------
Realized gains (losses):
  Fixed maturity securities(a)               $  (2,573)    $   2,792   $ 23,004
  Equity securities                              9,420           (76)     3,506
  Net change in provision
     for other than temporary impairment(b):
    Fixed maturity securities                   (3,299)       (8,300)        --
    Equity securities                               --            --         --
  Other                                          4,816          (480)    (1,110)
--------------------------------------------------------------------------------
                                                 8,364        (6,064)    25,400
--------------------------------------------------------------------------------
Change in difference between fair value
     and cost of investments,
     not including trading securities:
  Fixed maturity securities                    108,938      (167,984)       877
  Equity securities                                335           964     (4,130)
--------------------------------------------------------------------------------
                                               109,273      (167,020)    (3,253)
--------------------------------------------------------------------------------
Total                                        $ 117,637     $(173,084)  $ 22,147
================================================================================

(a) During 2000, 1999 and 1998, gross gains of $11,586,000, $15,022,000 and
    $26,054,000, respectively, and gross losses of $14,159,000, $12,230,000, and $3,050,000, respectively, were realized.
(b) The provision for other than temporary impairment of investments is $14,399,000, $11,100,000 and $2,800,000 as of December 31, 2000, 1999
    and 1998, respectively.


Investment income consists of the following:
(Dollars in thousands)                                        2000             1999             1998
-----------------------------------------------------------------------------------------------------
Investment income earned on:
  Fixed maturity securities                               $ 152,806        $ 148,081        $ 156,961
  Trading account(a)                                         42,741           33,532           32,997
  Invested cash                                              14,771           12,804            9,771
  Equity securities                                           6,448            3,306            4,670
  Other                                                       3,189              833            1,666
-----------------------------------------------------------------------------------------------------
    Gross investment income                                 219,955          198,556          206,065
  Interest on funds held under reinsurance treaties          (9,507)          (8,240)          (3,645)
-----------------------------------------------------------------------------------------------------
  Net investment income                                   $ 210,448        $ 190,316        $ 202,420
=====================================================================================================

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


        The arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. Therefore, just as long portfolio positions may incur losses during market declines, hedge positions may also incur losses during market advances. As of December 31, 2000, the notional amount of long option contracts outstanding is $22,634,000 and short option contracts outstanding is $40,875,000.

        Investment income earned from net trading account activity includes unrealized trading gains of $1,899,000 and $1,291,000 for 2000 and 1998, respectively, and unrealized trading losses of $4,897,000 for 1999.

(13) Stockholders' Equity

COMMON EQUITY The weighted average number of shares used in the computation of basic earnings per share was 25,632,000, 25,823,000 and 28,194,000 for 2000,
1999 and 1998, respectively. The weighted average number of shares used in the computations of diluted earnings per share was 25,991,000, 25,927,000 and 29,115,000 for 2000, 1999 and 1998, respectively. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock-based compensation plans.

   Changes in shares of common stock outstanding, net of treasury shares, are as follows:

(in thousands)                      2000           1999           1998
--------------------------------------------------------------------------------
Balance, beginning of year        25,617         26,504         29,568
Shares issued                        339             18            108
Shares repurchased                  (300)          (905)        (3,172)
--------------------------------------------------------------------------------
Balance, end of year              25,656         25,617         26,504
================================================================================


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



(14) FEDERAL AND FOREIGN INCOME TAXES


Federal and foreign income tax expense (before the cumulative effect of change in accounting and extraordinary items) consists of:

(Dollars in thousands)              2000          1999           1998
--------------------------------------------------------------------------------
Current (expense) benefit        $(2,574)       $11,785        $(30,283)
Deferred (expense) benefit           123         33,981          24,818
--------------------------------------------------------------------------------
  Total (expense) benefit        $(2,451)       $45,766        $ (5,465)
================================================================================

A reconciliation of Federal and foreign income tax (expense) benefit and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

(Dollars in thousands)              2000          1999           1998
--------------------------------------------------------------------------------
Computed "expected" tax
  (expense) benefit              $(14,298)       $27,737       $(21,973)
Tax-exempt investment
   income                          13,543         17,853         18,412
Other, net                         (1,696)           176         (1,904)
--------------------------------------------------------------------------------
  Total (expense) benefit        $ (2,451)       $45,766       $ (5,465)
================================================================================

At December 31, 2000 and 1999, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(Dollars in thousands)                    2000             1999
--------------------------------------------------------------------------------
DEFERRED TAX ASSET

Loss reserve discounting             $  60,737        $  64,946

Unearned premiums                       40,885           40,663

Deferred taxes on unrealized
   investment losses                        --           22,297

Alternative minimum tax credit
   carryforward                         29,610           20,656
Other                                   16,550           22,097
--------------------------------------------------------------------------------
  Gross deferred tax asset             147,782          170,659
Less: valuation allowance               (7,000)          (7,000)
--------------------------------------------------------------------------------
  Deferred tax asset                   140,782          163,659
================================================================================

DEFERRED TAX LIABILITY

Amortization of intangibles              7,995            9,625

Deferred policy acquisition costs       57,877           57,317

Deferred taxes on unrealized
  investment gains                      12,678               --

Depreciation                             8,088            8,985

Other                                    6,577            5,756
--------------------------------------------------------------------------------
  Deferred tax liability                93,215           81,683
--------------------------------------------------------------------------------
  Net deferred tax asset               $47,567       $   81,976
================================================================================

Federal income tax expense (benefit) applicable to realized investment gains (losses) was $2,928,000, ($2,122,000) and $8,890,000 in 2000, 1999 and 1998,
respectively. The Company had a current income tax receivable of $6,376,000 and $8,939,000 at December 31, 2000 and 1999, respectively. The Company's tax returns through December 31, 1994 have been examined by the Internal Revenue Service.

   The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this net asset.

                                      W. R. BERKLEY CORPORATION AND SUBSIDIARIES


(15) RESERVES FOR LOSSES AND LOSS EXPENSES

The table below provides a reconciliation of the beginning and ending reserve balances, on a gross of reinsurance basis:


(Dollars in thousands)                               2000              1999              1998
-----------------------------------------------------------------------------------------------
Net reserves at beginning of year                 $1,723,865       $1,583,304       $ 1,433,011
-----------------------------------------------------------------------------------------------
Net reserves of companies acquired                        --               --             2,189

Net provision for losses and loss expenses:

  Claims occurring during the current year         1,047,060        1,032,089           944,887

  Increase (decrease) in estimates for
     claims occurring in prior years                  14,042           28,351           (42,929)

  Amortization of discount                            11,530           10,473             9,111
-----------------------------------------------------------------------------------------------
                                                   1,072,632        1,070,913           911,069
-----------------------------------------------------------------------------------------------
Net payments for claims
  Current year                                       394,401          433,942           397,787
  Prior years                                        584,047          496,410           365,178
-----------------------------------------------------------------------------------------------
                                                     978,448          930,352           762,965
-----------------------------------------------------------------------------------------------
Net reserves at end of year                        1,818,049        1,723,865         1,583,304

Ceded reserves at end of year                        657,756          617,025           537,219
-----------------------------------------------------------------------------------------------
Gross reserves at end of year                     $2,475,805       $2,340,890       $ 2,120,523
===============================================================================================

The balance sheet includes $58,112,000 and $20,348,000 as of December 31, 2000 and 1999, respectively, relating to reserves for life insurance which are not included in the table above, and the statement of operations includes $21,779,000, $14,913,000 and $3,693,000 for the years ended December 31, 2000,
1999 and 1998, respectively, relating to the policy-holder benefits incurred on life insurance which are not included in the above table. The 1999 increase in reserves related to prior years is due to reserve strengthening in the regional segment partially offset by favorable reserve development in the specialty and alternative markets segments.

   The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience and is supplemented with data compiled from insurance companies writing similar business. The liabilities for losses and loss expenses have been discounted using "risk-free" discount rates determined by reference to the U.S. Treasury yield curve. The weighted average discount rate for accident years 2000, 1999, 1998, 1997, 1996 and 1995 and prior is 5.88%, 5.90%, 5.16%, 6.43%, 6.49% and 5.80%, respectively. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $223,000,000, $196,000,000 and $187,000,000 at December 31, 2000, 1999 and 1998, respectively.
For statutory purposes, the Company uses a discount rate of 4.5% as permitted by the Department of Insurance of the State of Delaware.

   To date, known asbestos and environmental claims at the insurance company subsidiaries have not had a material impact on the Company's operations. Environmental claims have not materially impacted the Company because its subsidiaries generally did not insure larger industrial companies which are subject to significant environmental exposures.

   The Company's net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $29,422,000 and $30,944,000 at December 31, 2000 and 1999, respectively. The Company's gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $57,167,000 and $65,966,000 at December 31, 2000 and 1999,
respectively. Net incurred losses and loss expenses for reported asbestos and environmental claims were approximately $1,602,000, $1,371,000 and $2,227,000 in 2000, 1999 and 1998, respectively. Net paid losses and loss expenses were approximately $3,123,000, $3,819,000 and $2,614,000 in 2000, 1999 and 1998,
respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make a reasonable actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

(16) Industry Segments

The Company's operations are presently conducted through five basic segments: specialty; alternative markets; reinsurance; regional; and international. The specialty lines of insurance consist primarily of excess and surplus lines, commercial transportation, professional liability, directors and officers liability and surety. The Company's alternative markets segment specializes in insuring, reinsuring and administering self-insurance programs and other alternative risk transfer mechanisms for public entities, private employers and associations. The Company's reinsurance segment specializes in underwriting property, casualty and surety reinsurance on both a treaty and facultative basis. The regional property casualty insurance segment writes standard commercial and personal lines insurance for such risks as automobiles, homes and businesses. The international operations represent the Company's joint venture with Northwestern Mutual Life International (65% owned by the Company), which writes property and casualty, as well as life insurance, in Argentina and the Philippines. The joint venture wrote life premiums of $33,183,000, $24,548,000 and $7,994,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

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

                                                    Revenues                                                   Income
                           ------------------------------------------------------------      Income             Tax
                           Investment        Unaffiliated       Inter-                     (loss) before        Expense
(Dollars in thousands)       Income            Customers       Segment           Total       income taxes      (Benefits)
--------------------------------------------------------------------------------------------------------------------------
December 31, 2000:
  Regional                   $  59,889        $  717,287       $ 1,202        $   718,489        $  2,548        $    308
  Reinsurance                   50,471           348,707           457            349,164          27,760           7,387
  Specialty                     48,706           322,618         2,241            324,859          31,836           9,058
  Alternative Markets           44,350           268,888           137            269,025          31,592           8,675
  International                  9,636           118,234            --            118,234           6,853           1,820
  Corporate, other
      and eliminations          (2,604)            5,553        (4,037)             1,516         (59,738)        (24,797)
--------------------------------------------------------------------------------------------------------------------------
  Consolidated               $ 210,448        $1,781,287            --        $ 1,781,287        $ 40,851        $  2,451
=========================================================================================================================
December 31, 1999:
  Regional                   $  52,639        $  700,667       $ 1,462        $   702,129        $(97,362)       $ (7,589)
  Reinsurance                   47,288           341,201           739            341,940          14,091           1,992
  Specialty                     50,231           310,373        (1,305)           309,068          39,261           8,692
  Alternative Markets           36,355           221,690           586            222,276          24,919           4,653
  International                  6,469            93,878            --             93,878           3,535           1,443
  Corporate, other
    and eliminations            (2,666)            5,859        (1,482)             4,377         (63,692)        (54,957)
--------------------------------------------------------------------------------------------------------------------------
  Consolidated               $ 190,316        $1,673,668            --        $ 1,673,668        $(79,248)       $(45,766)
=========================================================================================================================

December 31, 1998:
  Regional                   $  53,942        $  680,505       $ 2,014        $   682,519        $(24,524)       $  3,323
  Reinsurance                   47,643           296,100         1,044            297,144          33,858           6,911
  Specialty                     59,345           309,047         2,908            311,955          85,889          24,349
  Alternative Markets           34,667           205,024           911            205,935          36,501           9,505
  International                  5,469            80,287            --             80,287          (7,017)            349
  Corporate, other
      and eliminations           1,354            11,554        (6,877)             4,677         (61,926)        (38,972)
--------------------------------------------------------------------------------------------------------------------------
  Consolidated               $ 202,420        $1,582,517            --        $ 1,582,517        $ 62,781        $  5,465
=========================================================================================================================

                                     W. R. BERKLEY CORPORATION AND SUBSIDIARIES

Interest expense for the alternative markets and reinsurance segments was $2,921,000, $2,870,000 and $2,327,000 for the years ended December 31, 2000,
1999 and 1998, respectively. Additionally, corporate interest expense (net of intercompany amounts) was $44,675,000, $47,931,000 and $46,492,000 for the
corresponding periods. Identifiable assets by segment are as follows:

December 31,                                   2000               1999               1998
-----------------------------------------------------------------------------------------
Regional                                $ 1,498,179        $ 1,436,575        $ 1,370,849
Reinsurance                               1,258,155          1,022,776            996,186
Specialty                                 1,425,123          1,370,837          1,502,366
Alternative Markets                         924,785            878,125            863,578
International                               248,243            177,675            151,832
Corporate, other and eliminations          (332,415)          (101,197)            98,620
-----------------------------------------------------------------------------------------
Consolidated                            $ 5,022,070        $ 4,784,791        $ 4,983,431
==========================================================================================




(17) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2000 and 1999:


(Dollars in thousands)                     2000                             1999
-----------------------------------------------------------------------------------------------
                                   Carrying                        Carrying
                                     Amount      Fair value          Amount          Fair value
-----------------------------------------------------------------------------------------------
Investments                      $3,111,602       $3,119,764       $2,975,929       $2,973,737
Long-term debt                      370,158          362,375          394,792          383,901
Trust preferred securities          198,169          136,800          198,126          172,547
-----------------------------------------------------------------------------------------------

The estimated fair value of investments is based on quoted market prices as of the respective reporting dates. The fair value of the long-term debt and the trust preferred securities are based on rates available for borrowings similar to the Company's outstanding debt as of the respective reporting dates.


(18) DIVIDENDS FROM SUBSIDIARIES AND STATUTORY FINANCIAL INFORMATION

The Company's insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2001, the maximum amount of dividends which can be paid without such approval is approximately $85,510,000.

   Combined net income and policyholders' surplus of the Company's consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

(Dollars in thousands)           2000            1999            1998
--------------------------------------------------------------------------------
Net income (loss)            $ 57,226       $ (34,598)       $ 67,014
================================================================================
Policyholders' surplus       $846,658       $ 851,449        $941,853
================================================================================

The significant variances between statutory accounting practices and GAAP are:
For statutory purposes, bonds are carried at amortized cost, acquisition costs are charged to operations as incurred, deferred federal income taxes are not provided for temporary differences between book and tax assets and liabilities, excess and assumed workers compensation reserves are discounted at a 4.5% rate and certain assets designated as "non-admitted assets" are charged against surplus.

   At December 31, 2000 and 1999, bonds with a fair value of $221,194,000 and $209,485,000 were on deposit with various state insurance departments as required by state laws.

   The National Association of Insurance Commissioners ("NAIC") has risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. All of the Company's insurance subsidiaries have an RBC amount above the authorized control level RBC, as defined by the NAIC.

   The NAIC recently completed a process intended to codify statutory accounting practices for certain insurance enterprises effective January 1, 2001. The accounting codification will not have a material impact on the results of operations or policyholders' surplus of the Company's insurance subsidiaries.

(19) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of quarterly financial data (Dollars in thousands except per share data):



                                                                       Three months ended
                                     ----------------------------------------------------------------------------------------------
                                           March 31,                 June 30,             September 30,            December 31,
                                       2000        1999         2000        1999        2000        1999         2000        1999
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                             $423,324    $407,713     $431,933    $416,250    $445,957    $427,823     $480,073    $421,882
===================================================================================================================================

Net income (loss) before
  preferred dividends                $  4,346    $  2,472     $  6,636    $  5,624    $  7,092    $ (1,356)    $ 18,164    $(40,788)
===================================================================================================================================

Net income (loss) attributable
  to common stockholders             $  4,346    $ (1,275)    $  6,636    $  5,624    $  7,092    $   (621)    $ 18,164    $(40,788)
===================================================================================================================================

Earnings (loss) per share:
  Basic
   Before change in accounting
     and extraordinary gain (loss)   $    .17    $    .07     $    .26    $    .22    $    .28    $   (.06)    $    .71    $  (1.59)
   Net income (loss)                 $    .17    $   (.05)    $    .26    $    .22    $    .28    $   (.02)    $    .71    $  (1.59)
  Diluted
   Before change in accounting
      and extraordinary gain (loss)  $    .17    $    .07     $    .26    $    .22    $    .27    $   (.05)    $    .68    $  (1.59)
   Net income (loss)                 $    .17    $   (.05)    $    .26    $    .22    $    .27    $   (.02)    $    .68    $  (1.59)
===================================================================================================================================

(20) SUBSEQUENT EVENT

On March 6, 2001, the Company issued 3,105,000 shares of its common stock and received net proceeds of $122 million. The proceeds will be used to provide additional capital for its insurance subsidiaries and for general corporate purposes. The Company may also use the proceeds of this offering to reduce some of its indebtedness, depending on market conditions.


INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
W.R. Berkley Corporation

We have audited the consolidated balance sheets of W. R. Berkley Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of W. R. Berkley Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for insurance related assessments in 1999.


New York, New York                  KPMG LLP

February 23, 2001, except for Note 20 which is as of March 6, 2001


46