Form 10-K, Exhibit 13
period 2001-12-31
BERKLEY W R CORP
filed 2002-03-28
CIK 11544

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Industry Overview

The demand for insurance is influenced primarily by general economic conditions, while the supply of insurance is directly related to available capacity, i.e., the level of policyholders’ surplus employed in the industry and the willingness of insurance management to risk that capital. The adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural disasters, regulatory measures and court decisions that define and expand the extent of coverage and the effects of economic inflation on the amount of compensation due for injuries or losses. In addition, investment rates of return may impact policy rates. These factors can have a significant impact on ultimate profitability because a property casualty insurance policy is priced before its costs are known, as premiums usually are determined long before claims are reported.

Critical Accounting Policies

The notes to the Company’s financial statements discuss its significant accounting policies. Management considers certain of these policies to be critical to the portrayal of the Company’s financial condition and results since they require management to establish estimates based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting measurements. The Company’s critical accounting policies include assumptions and estimates relating to loss reserves and foreign investments and operations, as further described below.

Reserves for losses and loss expenses We maintain reserves for losses and loss expenses to cover our estimated liability for unpaid claims, including legal and other fees as well as a portion of our general expenses, for reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what we expect the ultimate settlement and administration of claims will cost. These estimates, which generally involve actuarial projections, are based on our assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors including the actions of third parties which are beyond our control. The variables described above are affected by both internal and external events, such as changes in claims handling procedures, inflation, judicial and litigation trends and legislative changes. Additionally, there may be a significant delay between the occurrence of the insured event and the time it is reported to us.

The inherent uncertainties of estimating reserves are greater for certain types of liabilities, where the various considerations affecting these types of claims are subject to change and long periods of time may elapse before a definitive determination of liability is made. Reserve estimates are continually refined in an ongoing process as experience develops and further claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because setting reserves is inherently uncertain, we cannot assure that our current reserves will prove adequate in light of subsequent events. Should we need to increase our reserves, our net income for the period will decrease by a corresponding amount.

Foreign investments and operations The Company has made certain assumptions and estimates with respect to its investments and operations in Argentina. These include assumptions regarding foreign currency exchange rates and recoverability of assets, including impairment of investments deemed other than temporary, following the recent economic and political changes in Argentina. Given the inherent uncertainty and complexity of the situation, considerable judgement was used by management to establish its estimates using all the information available. These estimates may change as more information becomes available. (See Note 20 of “Notes to Consolidated Financial Statements.”)

Operating Results for the Year Ended
December 31, 2001 as Compared to the Year
Ended December 31, 2000

The Company reported a net loss of $92 million, or $3.14 per share, for 2001 compared with net income of $36 million, or $1.39 per share, for 2000. Following are the components of net income (loss) for the years ended December 31, 2001 and 2000 (amounts in thousands):

	2001	2000

Underwriting loss	$(277,687)	$(122,585)

Insurance services	9,964	6,326

Net investment income	195,021	210,448

Interest expense and other	(64,002)	(59,852)

Restructuring charge	(3,196)	(1,850)

Pretax income (loss) before realized investment gains (losses)	(139,900)	32,487

Realized investment gains (losses)	(11,494)	8,364

Income tax benefit (expense) and minority interest	59,848	(4,613)

Net income (loss)	$(91,546)	$36,238

During 2001, the Company discontinued its regional personal lines business and the alternative markets division of its reinsurance segment. The after-tax loss related to the discontinued businesses was $87 million, or $2.98 per share, for the year ended 2001 compared with $6 million, or 25 cents per share, for 2000. These discontinued businesses are now being managed and reported collectively as a separate Discontinued Business Segment. Segment information for the prior period has been restated to reflect these changes. The Company expects the Discontinued Business Segment to report a significant reduction in premiums and underwriting losses in 2002.

Underwriting Gross and net premiums written increased by 22% and 23%, respectively, in 2001 compared with the earlier-year period. Following is a summary of gross and net premiums written by business segment for the years ended December 31, 2001 and 2000 (amounts in thousands):

Gross Premiums Written	2001	2000	% Change

Specialty	$611,364	$407,545	50%

Alternative Markets	169,439	108,802	56%

Reinsurance	332,382	323,846	3%

Regional	705,001	579,890	22%

International	170,600	143,523	19%

Discontinued Business	219,680	253,149	(13%)

Total	$2,208,466	$1,816,755	22%

Net Premiums Written	2001	2000	% Change

Specialty	$527,502	$285,525	85%

Alternative Markets	151,942	98,001	55%

Reinsurance	236,784	276,640	(14%)

Regional	598,149	499,526	20%

International	150,090	118,981	26%

Discontinued Business	193,629	227,571	(15%)

Total	$1,858,096	$1,506,244	23%

The increase in gross premiums written reflects primarily higher prices as well as an increase in new business. The increase was partially offset by a planned reduction in pro rata treaty reinsurance business. Ceded premiums written, expressed as a percentage of gross premiums written, decreased to 16% from 17% in the prior year. The decrease reflects higher net retentions for the specialty segment, partially offset by additional premiums ceded by the reinsurance segment under the Company’s aggregate reinsurance agreement. (See Note 9 of “Notes to Consolidated Financial Statements.”)

Underwriting results represent net premiums earned less net loss and loss adjustment expenses incurred and underwriting expenses incurred. Underwriting losses increased to $278 million for the year ended December 31, 2001 compared with $123 million for the earlier-year period. Following is a summary of earned premiums and underwriting losses by business segment for the years ended December 31, 2001 and 2000 (amounts in thousands):

Net Premiums Earned	2001	2000

Specialty	$401,611	270,896

Alternative Markets	123,173	88,872

Reinsurance	236,385	298,102

Regional	555,750	503,029

International	140,909	107,285

Discontinued Business	222,641	222,830

Total	$1,680,469	$1,491,014

Underwriting Loss	2001	2000

Specialty	$(10,233)	(18,425)

Alternative Markets	(11,574)	(7,907)

Reinsurance	(97,251)	(19,123)

Regional	(12,533)	(53,537)

International	(2,854)	(4,095)

Discontinued Business	(143,242)	(19,498)

Total	$(277,687)	$(122,585)

W. R. BERKLEY CORPORATION AND SUBSIDIARIES     23

The 2001 underwriting loss reflects the following items:

•	During 2001, we strengthened loss reserves by $135 million, including $103 million for the discontinued alternative markets reinsurance business and $32 million for the treaty reinsurance business. The increase relates primarily to underwriting years 1998 and 1999 and follows a significant increase in losses reported by ceding companies in the third and fourth quarter.

•	Estimated losses related to the World Trade Center attack were $35 million, including $26 million for the reinsurance segment and $9 million for the specialty segment. This represents our estimated maximum retention for property and business interruption coverage and our estimated policy limits on risks exposed to casualty losses.

•	The reinsurance segment recorded a reserve of $18 million for potential surety losses related to the Enron bankruptcy.

•	The specialty and regional underwriting results reflect improvements from pricing actions and other underwriting initiatives.

•	Weather-related losses for active business segments (primarily regional business) were $37 million for 2001 compared with $31 million for 2000. For the discontinued personal lines business, weather-related losses were $24 million for 2001 compared with $18 million for 2000.

•	The reinsurance underwriting results reflect loss recoveries under the Company’s aggregate reinsurance agreement. (See Note 9 of “Notes to Consolidated Financial Statements.”)

Insurance services Insurance services income represents service fees less related costs and expenses for the insurance services business. Insurance fees increased 11% to $76 million in 2001 as a result of new accounts and higher revenues on existing accounts, and service fee income increased 58% to $10 million.

Net investment income Net investment income decreased to $195 million in 2001 from $210 million in 2000. Average invested assets were $3,272 million in 2001 compared with $3,032 million in 2000. The increase in invested assets reflects proceeds received from stock issuance and cash flow from operations. (See “Liquidity and Capital Resources.”) The average yield on investments decreased 100 basis points in 2001 to 6.3%. The lower yield in 2001 reflects a decrease in the average yield on the merger arbitrage securities (which represents approximately 13% of the investment portfolio) to 4.2% in 2001 from 11.1% in 2000. Among other factors, merger arbitrage yields in 2001 were impacted by the recession, lower interest rates and fewer merger transactions. The average yield on the portfolio excluding the merger arbitrage portfolio was 6.7% in 2001 and 2000.

Interest expense and other Interest expense and other represents interest expense, corporate expenses and other miscellaneous income and expenses. Interest expense decreased $2 million in 2001 due to a reduction in long-term and short-term debt. Other expenses increased $6 million in 2001 due to an increase in corporate general and administrative expenses, including costs associated with InsurBanc, the Company’s joint venture with the Independent Insurance Agents of America.

Restructuring charge The restructuring charge of $3 million for 2001 was related to severance and other costs incurred in connection with the withdrawal from the regional personal lines business and the reorganization of certain other operations. The restructuring charge of $2 million for 2000 was related to severance and other costs incurred in connection with the reorganization of the reinsurance business.

Realized investment gains (losses) Realized investment gains and losses result from sales of securities and for provisions for other than temporary impairment in securities. In the fourth quarter 2001, the Company reduced the carrying value of certain bond holdings by $27 million, including those held directly by our by a subsidiary in Argentina by $18 million ($7 million net of income taxes and minority interest). (See Note 20 of “Notes to Consolidated Financial Statements.”)

Income tax benefit (expense) and minority interest The effective income tax rate was 37% in 2001 and 6% in 2000. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income. Tax-exempt investment income increased the tax benefit in 2001 and decreased the tax expense in 2000. Minority interest represents the portion of the Company’s international operations held by outside investors.

Operating Results for the Year Ended
December 31, 2000 as Compared to the Year
Ended December 31, 1999

The Company reported net income of $36 million, or $1.39 per share, for 2000 compared with a net loss of $37 million, or $1.44 per share, for 1999. Following are the components of net income (loss) for the years ended December 31, 2000 and 1999 (amounts in thousands):

	2000	1999

Underwriting loss	$(122,585)	$(187,863)

Insurance services	6,326	1,161

Net investment income	210,448	190,316

Interest expense and other	(59,852)	(65,293)

Restructuring charge	(1,850)	(11,505)

Pretax income (loss) before realized investment gains (losses)	32,487	(73,184)

Realized investment gains (losses)	8,364	(6,064)

Income tax benefit (expense), minority interest and other	(4,613)	42,188

Net income (loss)	$36,238	$(37,060)

Underwriting Gross and net premiums written increased by 5% and 6%, respectively, for 2000, compared with the earlier-year period. Following is a summary of gross and net premiums written by business segment for the years ended December 31, 2000 and 1999 (amounts in thousands):

Gross Premiums Written	2000	1999	% Change

Specialty	$407,545	$386,449	5%

Alternative Markets	108,802	83,167	31%

Reinsurance	323,846	341,281	(5%)

Regional	579,890	595,396	(3%)

International	143,523	107,254	34%

Discontinued Business	253,149	221,342	14%

Total	$1,816,755	$1,734,889	5%

Net Premiums Written	2000	1999	% Change

Specialty	$285,525	$260,380	10%

Alternative Markets	98,001	73,089	34%

Reinsurance	276,640	309,180	(11%)

Regional	499,526	497,041	1%

International	118,981	86,172	38%

Discontinued Business	227,571	201,857	13%

Total	$1,506,244	$1,427,719	6%

The increase in gross premiums written reflects an increase in new business, partially offset by a decrease in reinsurance premiums as a result of the business restructuring implemented in the first quarter of 2000. Ceded premiums written, expressed as a percentage of gross premiums written, decreased to 17% from 18% in the prior year.

Underwriting losses decreased to $123 million in the year ended December 31, 2000 compared with $188 million in the earlier-year period. Following is a summary of earned premiums and underwriting results by business segment for the years ended December 31, 2000 and 1999 (amounts in thousands):

Net Premiums Earned	2000	1999

Specialty	$270,896	$256,155

Alternative Markets	88,872	75,979

Reinsurance	298,102	297,649

Regional	503,029	492,304

International	107,285	86,943

Discontinued Business	222,830	205,354

Total	$1,491,014	$1,414,384

Underwriting Loss	2000	1999

Specialty	$(18,425)	$(8,162)

Alternative Markets	(7,907)	(5,553)

Reinsurance	(19,123)	(27,872)

Regional	(53,537)	(121,083)

International	(4,095)	(2,591)

Discontinued Business	(19,498)	(22,602)

Total	$(122,585)	$(187,863)

The increase in specialty and alternative markets underwriting losses reflects a decline in favorable prior year reserve development. The decrease in regional underwriting losses reflects the impact of pricing actions and other underwriting initiatives. Also, during 1999, the regional segment established additional loss reserves of $55 million. Weather-related losses were $49 million in 2000 compared with $60 million in 1999, including $18 million and $22 million, repectively, for the Discontinued Business Segment.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES     25

Insurance services Insurance services income represents service fees less related costs and expenses for the insurance services business. Insurance service fees decreased 6% to $68 million in 2000 principally due to the sale of All American Agency Facilities, Inc. (See Note 3 of “Notes to Consolidated Financial Statements.”)

Net investment income The increase in net investment income of 11% reflects an increase in the gross pre-tax yield to 7.3% in 2000 from 6.5% in 1999, primarily as a result of changes in asset allocations.

Interest expense and other Interest expense and other represents interest expense, corporate expenses, and other miscellaneous income and expenses. Interest expense decreased $3 million in 2000 due to a reduction in outstanding long-term and short-term debt.

Restructuring charge The restructuring charge in 2000 related to the reorganization of the reinsurance operations. The restructuring charge in 1999 related primarily to the reorganization of regional operations.

Realized investment gains (losses) Realized investment gains and losses result from sales of securities and provisions for other than temporary impairment of securities. The Company reported higher gains on equity sales and lower impairment charges in 2000 compared with 1999.

Income tax benefit (expense), minority interest and other The effective income tax rate differs from the federal income tax rate of 35% principally because of tax-exempt investment income. Minority interest represents the portion of the Company’s international operations held by outside investors. Other items in 1999 include preferred dividends of $0.5 million, an expense of $3.3 million for the cumulative effect of a change in accounting principle and an extraordinary gain on early extinguishments of long-term debt of $0.7 million.

Liquidity and Capital Resources

Cash Flow Cash flow provided from operating activities (before increase in trading account securities) was $210 million in 2001, $76 million in 2000 and $82 million in 1999. The increase in cash flow in 2001 was primarily due to a higher level of premium collections.

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. The Company uses cash to pay debt service, Federal income taxes, operating expenses and dividends. The Company also provides capital to its subsidiaries. Tax payments and management fees from the insurance subsidiaries are made under agreements which generally are subject to approval by state insurance departments. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. (See Note 18 of “Notes to Consolidated Financial Statements.”)

The Company’s subsidiaries are highly liquid, receiving substantial cash from premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal outflows of cash are payments of claims, taxes, operating expenses and dividends.

Financing Activity During 2001, the Company issued 7.6 million shares of its common stock and received net proceeds of $341 million in connection with two public stock offerings and the exercise of stock options. The Company purchased 300,000 shares of its common stock in 2000 for approximately $7 million and 905,000 shares of its common stock in 1999 for approximately $22 million. At December 31, 2001, 795,000 shares were available for repurchase under the Company’s repurchase authorization.

The Company repaid $25 million (face value) of senior notes upon maturity in 2000. In 1999, the Company redeemed all outstanding Series A Preferred Stock for $98 million and repurchased $10 million (face value) of trust preferred securities for $8.8 million.

In February 2002, the Company entered into a one year unsecured bank credit facility which provides for borrowing up to $25 million. The facility replaces a previous bank facility that expired in December 2001.

At December 31, 2001, the Company’s outstanding long-term debt was $374 million (face amount), of which $8 million was repaid in January 2002. The maturities of the remaining debt are $61 million in 2003, $40 million in 2005, $100 million in 2006, $89 million in 2008 and $76 million in 2022. The Company also has $200 million (face amount) of trust preferred securities that mature in 2045.

At December 31, 2001, stockholders’ equity was $932 million and total capitalization (stockholders’ equity, long-term debt and trust preferred securities) was $1,500 million. The percentage of the Company’s capital attributable to long-term debt decreased to 25% at December 31, 2001 from 30% at December 31, 2000.

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

The carrying value of the Company’s investment portfolio as of December 31, 2001 and 2000 is as follows (amounts in millions):

	2001	2000

Fixed maturities and invested cash	$2,980	$2,580

Equity securities available for sale	109	84

Equity securities trading account(a)	509	448

Total	$3,598	$3,112

(a)	Represents trading account equity securities plus trading account receivables from brokers and clearing organizations less trading account equity securities sold but not yet purchased.

Fixed maturities and invested cash The Company’s investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, active management of the portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations. At December 31, 2001, the fixed maturities portfolio mix was as follows: U.S. Government securities and cash equivalents were 35% (31% in 2000); state and municipal securities were 20% (24% in 2000); corporate securities were 19% (18% in 2000); mortgage- backed securities were 22% (22% in 2000); and foreign bonds were 4% (5% in 2000).

Equity securities available for sale Equity securities available for sale represent primarily investments in common and preferred stocks of publicly traded real estate investment trusts (REITs).

Equity securities trading account The equity securities trading account is comprised of merger arbitrage securities, which represent 92% of the trading account securities, and convertible arbitrage securities. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differentials between these securities and their underlying equities.

Market Risk The Company’s market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company’s investment portfolio as a result of fluctuations in prices and interest rates. In addition, the Company’s international businesses and securities are subject to currency exchange rate risk. As discussed above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

The principal market risk for the Company’s fixed maturity securities is interest rate risk. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. The following table outlines the groups of fixed maturity securities and the components of the interest rate risk:

	Market	Effective	Fair Value
Group	Yield	Duration	(000's)

Invested cash	1.83%	.15	$524,554

U. S. Government securities	4.31%	4.75	526,623

State and municipal	4.85%	6.60	600,560

Corporate	6.42%	5.30	563,933

Foreign	10.88%	4.94	111,547

Mortgage-backed securities	6.14%	5.41	664,222

Total	5.03%	4.76	$2,991,439

Duration is a common gauge of the price sensitivity of a fixed income portfolio to a change in interest rates. Based upon a pricing model, the Company determines the estimated change in fair value of the

W. R. BERKLEY CORPORATION AND SUBSIDIARIES     27

fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securities static. The fair value at specified levels at December 31, 2001 would be as follows:

	Estimated Fair	Estimated
	Value of Financial	Change in
	Instruments	Fair Value
Change in interest rates	(000's)	(000's)

300 basis point rise	$2,613,663	$(377,776)

200 basis point rise	2,733,327	(258,112)

100 basis point rise	2,861,934	(129,505)

Base scenario	2,991,439	—

100 basis point decline	3,112,840	121,401

200 basis point decline	3,239,301	247,862

300 basis point decline	3,384,976	393,537

The estimated changes in fair value, based upon the above table, would be partially offset by the Company’s liabilities if they were marked to market.

Arbitrage investing differs from other types of investments in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general stock market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales. Additionally, the arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. The Company’s merger arbitrage securities are primarily exposed to the completion of announced deals, which are subject to regulatory as well as political and other risks.

The Company’s international businesses and securities are subject to foreign currency risk. In order to mitigate foreign currency risks, the foreign subsidiaries maintain investments in U. S. Dollar-denominated securities in an amount that approximates the Company’s investment in such subsidiaries. (See “International Operations.”)

Federal and Foreign Income Taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in the countries of its overseas operations. At December 31, 2001, the Company had a deferred tax asset, net of valuation allowance, of $217 million (which primarily relates to loss reserves, unearned premium reserves, a net operating loss carryforward and an alternative minimum tax credit carryforward) and a deferred tax liability of $118 million (which primarily relates to deferred policy acquisition costs, unrealized investment gains and intangible assets). The realization of the deferred tax asset is dependent upon the Company’s ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

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

During 2001, the Company entered into a multi-year aggregate reinsurance agreement that provides two types of reinsurance coverage. The first type of coverage provides protection for individual losses on an excess of loss or quota share basis, as specified for each class of business covered by the agreement. The second type of coverage provides aggregate accident year protection for our reinsurance segment for loss and loss adjustment expenses incurred above a certain level. Loss recoveries are subject to annual limits and an aggregate limit over the contract period. Under the aggregate reinsurance agreement, the largest net amount retained on any one risk is $5 million for professional liability risks, $2 million for excess workers’ compensation risks, up to $1 million for all other primary property casualty risks and $3 million for facultative reinsurance risks.

For its primary business, the Company also maintains group catastrophe reinsurance that provides protection for losses up to $49 million in excess of $6 million and contingency clash reinsurance that provides protection for losses up to $17.2 million in excess of $2 million. For its assumed reinsurance business, the Company’s property catastrophe losses are reinsured for losses up to $3 million above $7 million. Additional catastrophe coverage is maintained for losses above $10,000 up to $5 million in the event industry catastrophe losses exceed $17.25 billion in California or $10 billion in states other than California. Retrocessional and whole account proportional reinsurance is written net of common account reinsurance protection.

International Operations

The Company owns 65% of Berkley International, LLC, which conducts insurance operations in Argentina and the Philippines. The international activities are reported in the Company’s financial statements on a one quarter lag to facilitate the timely completion of the consolidated financial statements. During 2001, Argentina experienced substantial political and economic problems, including high unemployment, increasing fiscal deficits and declining central bank reserves. The government responded to these problems by converting certain public bonds into guaranteed loans with longer maturities and lower interest rates, abandoning the fixed dollar-to-peso exchange rate and imposing various currency restrictions. It is likely that there will be further changes to Argentine economic and monetary policies in 2002.

Following an analysis of the impact of these changes on its operations and financial statements, the Company reduced the carrying value of its Argentine public bonds from $58 million to $40 million, resulting in a realized investment loss of $18 million, or $7 million net of income taxes and minority interest. In addition, under recent government rulings, it is likely that dollar denominated commercial transactions in Argentina will be converted to pesos at exchange rates that are based on market rates at the time of settlement or on government rulings that may require the use of mandated exchange rates for certain transactions. The Company’s assets held in Argentina were approximately equal to its Argentine liabilities. As of December 31, 2001, the Argentine subsidiaries held investments of approximately $44 million that are held outside of Argentina and not exposed to Argentine credit or currency risk.

As of December 31, 2001, after the reduction in the carrying value of Argentine bonds in the fourth quarter of 2001, the Company’s capital investment in Argentina was $46 million ($30 million net of minority interest), of which approximately $33 million is invested in the non-life insurance business and approximately $13 million is invested in the life insurance business. Income before income taxes, realized losses and minority interest for the Company’s operations in Argentina was $10 million for the year ended December 31, 2001. As a result of the recent developments, management expects the Argentine operations to undergo substantial changes. This is likely to include a decline in investment income as a result of lower interest on bonds and the surrender of all or substantially all life insurance policies-in-force.

Recent Developments

Effective January 1, 2002, the Company entered into quota share reinsurance contracts with MAP Capital Limited, a Lloyd’s corporate member, and two Lloyd’s syndicates managed by Kiln plc. MAP Capital Limited and the Lloyd’s syndicates are expected to underwrite, on a worldwide basis, a broad range of mainly short-tail classes of business.

The Company recently announced the formation of Berkley Medical Excess Underwriters, LLC and Berkley Capital Underwriters, LLC. Berkley Medical Excess Underwriters will offer excess coverage for healthcare providers that are either self-insured or maintain their own captive facilities and reinsurance coverage for primary insurance companies that provide medical malpractice coverage to physicians and other commercial healthcare providers. Berkley Capital Underwriters will offer a proportional form of reinsurance for both domestic and international insurance operations with a strong emphasis on commercial and specialty casualty lines of insurance. Berkley Capital Underwriters will complement the Company’s existing treaty operation, Signet Star Re, LLC, which primarily offers excess of loss treaty protection.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES     29

CONSOLIDATED STATEMENTS OF OPERATIONS
 (Dollars in thousands, except per share data)

Years ended December 31,	2001	2000	1999

Revenues:

Net premiums written	$1,858,096	$1,506,244	$1,427,719

Change in net unearned premiums	(177,627)	(15,230)	(13,335)

Premiums earned	1,680,469	1,491,014	1,414,384

Net investment income	195,021	210,448	190,316

Service fees	75,771	68,049	72,344

Realized investment gains (losses)	(11,494)	8,364	(6,064)

Other income	2,030	3,412	2,688

Total revenues	1,941,797	1,781,287	1,673,668

Operating costs and expenses:

Losses and loss expenses	1,380,500	1,094,411	1,085,826

Other operating costs and expenses	663,776	596,579	604,784

Interest expense	45,719	47,596	50,801

Restructuring charges	3,196	1,850	11,505

Total expenses	2,093,191	1,740,436	1,752,916

Income (loss) before income taxes	(151,394)	40,851	(79,248)

Income tax benefit (expense)	56,661	(2,451)	45,766

Income (loss) before minority interest and preferred dividends	(94,733)	38,400	(33,482)

Minority interest	3,187	(2,162)	(566)

Preferred dividends	—	—	(497)

Net income (loss) before change in accounting and extraordinary gain	(91,546)	36,238	(34,545)

Cumulative effect of change in accounting principle (net of taxes)	—	—	(3,250)

Extraordinary gain on early extinguishment of long-term debt (net of taxes)	—	—	735

Net income (loss) attributable to common stockholders	$(91,546)	$36,238	$(37,060)

Earnings (loss) per share:

Basic

Net income (loss) before change in accounting and extraordinary gain	$(3.14)	$1.41	$(1.35)

Cumulative effect of change in accounting principle (net of taxes)	—	—	(.12)

Extraordinary gain on early extinguishment of long-term debt	—	—	.03

Net income (loss) attributable to common stockholders	$(3.14)	$1.41	$(1.44)

Diluted

Net income (loss) before change in accounting and extraordinary gain	$(3.14)	$1.39	$(1.35)

Cumulative effect of change in accounting principle (net of taxes)	—	—	(.12)

Extraordinary gain on early extinguishment of long-term debt	—	—	.03

Net income (loss) attributable to common stockholders	$(3.14)	$1.39	$(1.44)

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
 (Dollars in thousands, except per share data)

December 31,	2001	2000

Assets

Investments:

Invested cash	$524,554	$308,193

Fixed maturity securities:

Held to maturity, at cost (fair value $167,559 and $164,229)	156,464	156,067

Available for sale, at fair value (cost $2,241,321 and $2,087,338)	2,299,326	2,115,824

Equity securities, at fair value:

Available for sale (cost $103,011 and $76,545)	109,114	83,823

Trading account (cost $215,808 and $340,617)	213,878	347,271

Cash	9,533	938

Premiums and fees receivable	537,814	416,243

Due from reinsurers, net of funds withheld	716,398	713,392

Accrued investment income	35,926	36,578

Prepaid reinsurance premiums	103,667	99,444

Deferred policy acquisition costs	224,110	196,231

Real estate, furniture and equipment at cost, less accumulated depreciation	118,344	118,282

Deferred Federal and foreign income taxes	99,921	47,567

Excess of cost over net assets acquired	64,513	71,496

Trading account receivable from brokers and clearing organizations	351,707	269,444

Other assets	68,240	41,277

Total Assets	$5,633,509	$5,022,070

Liabilities and Stockholders’ Equity

Liabilities:

Reserves for losses and loss expenses	$2,817,682	$2,533,917

Unearned premiums	879,640	713,239

Due to reinsurers	139,322	132,521

Trading securities sold but not yet purchased, at fair value (proceeds $58,331 and $164,312)	56,990	169,020

Short-term debt	—	10,000

Other liabilities	215,220	182,273

Long-term debt	370,554	370,158

Total Liabilities	4,479,408	4,111,128

Trust preferred securities	198,210	198,169

Minority interest	24,296	31,877

Stockholders’ equity:

Preferred stock, par value $.10 per share:

Authorized 5,000,000 shares, issued and outstanding – none	—	—

Common stock, par value $.20 per share:

Authorized 80,000,000 shares, issued and outstanding, net of treasury shares, 33,240,516 and 25,656,362 shares	8,661	7,281

Additional paid-in capital	659,266	334,061

Retained earnings	467,185	574,345

Accumulated other comprehensive income	37,340	19,371

Treasury stock, at cost, 10,063,328 and 10,747,482 shares	(240,857)	(254,162)

Total Stockholders’ Equity	931,595	680,896

Total Liabilities and Stockholders’ Equity	$5,633,509	$5,022,070

See accompanying notes to consolidated financial statements.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES     31

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
 (Dollars in thousands, except per share data)

Years ended December 31, 2001, 2000 and 1999

		Preferred
		and common
		stock and		Accumulated
	Total	additional		other
	stockholders'	paid-in	Retained	comprehensive	Treasury
	equity	capital	earnings	income (loss)	stock

Balance, December 31, 1998	$861,281	$436,957	$601,908	$54,672	$(232,256)

Net loss attributable to common stockholders	(37,060)	—	(37,060)	—	—

Change in other comprehensive income (loss)	(99,172)	—	—	(99,172)	—

Issuance of common shares	387	56	—	—	331

Purchase of treasury stock	(22,119)	—	—	—	(22,119)

Repurchase of preferred stock	(98,092)	(98,092)	—	—	—

Dividends to common stockholders ($.52 per share)	(13,447)	—	(13,447)	—	—

Balance, December 31, 1999	591,778	338,921	551,401	(44,500)	(254,044)

Net income attributable to common stockholders	36,238	—	36,238	—	—

Change in other comprehensive income (loss)	63,871	—	—	63,871	—

Issuance of common shares	9,323	2,421	—	—	6,902

Purchase of treasury stock	(7,020)	—	—	—	(7,020)

Dividends to common stockholders ($.52 per share)	(13,294)	—	(13,294)	—	—

Balance, December 31, 2000	680,896	341,342	574,345	19,371	(254,162)

Net loss attributable to common stockholders	(91,546)	—	(91,546)	—	—

Change in other comprehensive income (loss)	17,969	—	—	17,969	—

Issuance of common shares	340,892	326,585	—	—	14,307

Purchase of treasury stock	(1,002)	—	—	—	(1,002)

Dividends to common stockholders ($.52 per share)	(15,614)	—	(15,614)	—	—

Balance, December 31, 2001	$931,595	$667,927	$467,185	$37,340	$(240,857)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
 (Dollars in thousands)

	2001	2000	1999

Net income (loss) attributable to common stockholders	$(91,546)	$36,238	$(37,060)

Other comprehensive income (loss)

Unrealized holding gains (losses) on investment securities arising during the period, net of taxes of ($7,328), ($37,762) and $55,491	15,299	70,129	(103,055)

Less: Reclassification adjustment for realized (gains) losses included in net income (loss)	2,887	(5,436)	3,942

Net change in unrealized gains (losses) during the period	18,186	64,693	(99,113)

Change in unrealized foreign exchange (losses)	(217)	(822)	(59)

Other comprehensive income (loss)	17,969	63,871	(99,172)

Comprehensive income (loss)	$(73,577)	$100,109	$(136,232)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Dollars in thousands)

Years ended December 31,	2001	2000	1999

Cash flows (used in) provided by operating activities:

Net income (loss) before minority interest, preferred dividends and extraordinary items	$(94,733)	$38,400	$(36,732)

Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:

Increase in reserves for losses and loss expenses, net of due to/from reinsurers	336,141	69,417	141,718

Depreciation and amortization	17,625	21,700	23,598

Change in unearned premiums and prepaid reinsurance premiums	178,505	14,974	13,490

Change in premiums and fees receivable	(153,175)	(35,356)	(3,386)

Change in Federal and foreign income taxes	(71,142)	2,138	(34,289)

Change in deferred policy acquisition costs	(40,882)	(13,883)	(12,457)

Realized investment (gains) losses	11,494	(8,364)	6,064

Other, net	26,084	(12,692)	(15,959)

Net cash provided by operating activities before increase in trading account securities	209,917	76,334	82,047

Increase in trading account securities	(57,973)	(89,609)	(32,978)

Net cash (used in) provided by operating activities	151,944	(13,275)	49,069

Cash flows provided by (used in) investing activities:

Proceeds from sales, excluding trading account:

Fixed maturity securities available for sale	532,861	725,961	594,993

Equity securities	64,038	48,079	17,200

Proceeds from maturities and prepayments of fixed maturity securities	189,961	142,636	147,668

Cost of purchases, excluding trading account:

Fixed maturity securities available for sale	(933,084)	(773,804)	(695,928)

Equity securities	(82,509)	(70,988)	(14,397)

Proceeds (cost) of acquired/sold companies, net of acquired cash and invested cash	3,215	2,187	(1,533)

Net additions to real estate, furniture and equipment	(22,076)	(7,529)	(8,127)

Other, net	11,303	1,176	(435)

Net cash provided by (used in) investing activities	(236,291)	67,718	39,441

Cash flows provided by (used in) financing activities:

Net proceeds from stock offering	315,840	—	—

Net proceeds from stock options exercised	25,052	9,324	783

Repurchase of long-term debt	—	(25,000)	—

Net change in short-term debt	(10,000)	(25,000)	(20,500)

Cash dividends to common stockholders	(14,707)	(12,701)	(13,888)

Purchase of common treasury shares	(1,002)	(7,020)	(22,119)

Other, net	(5,880)	(389)	5,277

Repurchase of preferred stock	—	—	(98,092)

Repurchase of trust preferred securities	—	—	(8,774)

Cash dividends to preferred stockholders	—	—	(2,001)

Net cash provided by (used in) financing activities	309,303	(60,786)	(159,314)

Net increase (decrease) in cash and invested cash	224,956	(6,343)	(70,804)

Cash and invested cash at beginning of year	309,131	315,474	386,278

Cash and invested cash at end of year	$534,087	$309,131	$315,474

Supplemental disclosure of cash flow information:

Interest paid on debt	$45,241	$48,053	$50,801

Federal income taxes (received) paid	$10,644	$(1,079)	$(12,973)

See accompanying notes to consolidated financial statements.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES     33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2000 and 1999

(1)  Summary of Significant Accounting Policies

(A)  Principles of consolidation and basis of presentation

The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the “Company”), have been prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2000 and 1999 financial statements to conform them to the presentation of the 2001 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates. The international segment’s activities are reported in the Company’s financial statements on a one quarter lag to facilitate the timely completion of the consolidated financial statements.

(B)  Revenue recognition

Insurance premiums written are recognized as earned generally on a pro-rata basis over the policy period. Service fees on insurance service contracts are recorded as earned primarily on a pro-rata basis over the contract period.

(C)  Investments

The Company has classified its investments into three categories. Securities that the Company has the positive intent and ability to hold to maturity are classified as “held to maturity” and reported at amortized cost. Securities which the Company purchased with the intent to sell in the near-term are classified as “trading” and are reported at estimated fair value, with unrealized gains and losses reflected in the statement of operations. The remaining securities are classified as “available for sale” and carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income (loss) and a separate component of stockholders’ equity. Fair value is generally determined using published market values.

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

(D)  Trading account

Equity securities purchased (long portfolio positions and investment funds) are presented in the balance sheet as trading account assets. Equity securities sold but not yet purchased (short sales and short call options) are presented as trading securities sold but not yet purchased. Unsettled trades and the net margin balances held by the clearing broker are presented as trading account receivable from brokers and clearing organizations. The Company’s trading account portfolio is recorded at fair value. Realized and unrealized gains and losses from trading activity are reported as net investment income.

(E)  Per share data

Basic per share data is based upon the weighted average number of shares outstanding during the year. Diluted per share data reflects the potential dilution that would occur if employee stock-based compensation plans were exercised. Shares issued in connection with loans to shareholders are not considered to be outstanding for the purposes of calculating basic per share amounts. The related amounts due from shareholders are excluded from stockholders’ equity.

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

(G)  Reserves for losses and loss expenses

Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in results of opera-

tions in the period in which they are determined. The Company discounts its reserves for excess and assumed workers’ compensation claims using a risk-free or statutory rate. (See Note 16 of Notes to Consolidated Financial Statements.)

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

(I)  Excess of cost over net assets acquired

Costs in excess of the net assets of subsidiaries acquired are being amortized on a straight-line basis over 25 to 40 years. The Company continually evaluates the amortization period of its intangible assets. Estimates of useful lives are revised when circumstances or events indicate that the original estimate is no longer appropriate. Amortization and adjustments of the excess of cost over net assets acquired were $4,906,000, $4,036,000 and $3,866,000 for 2001, 2000 and 1999, respectively.

(J)  Federal and foreign income taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in the countries of its overseas operations.

The Company’s method of accounting for income taxes is the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse.

(K)  Stock options

The Company uses the intrinsic-value method of accounting for stock-based awards granted to employees and, accordingly, does not recognize compensation expense for its stock-based awards to employees. (See Note 10 of Notes to Consolidated Financial Statements.)

(L)  Foreign currency

Revenues and expenses in foreign currencies are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the close of the period. Unrealized gains or losses (losses of $4,391,000 and $4,174,000 as of December 31, 2001 and 2000, respectively) resulting from translating foreign currency financial statements are reported as a component of common stockholders’ equity. Gains ($88,000, $775,000 and $1,543,000 for 2001, 2000 and 1999, respectively) resulting from foreign currency transactions (transactions denominated in a currency other than the entity’s functional currency) are included in the statement of operations.

(M)  Real estate, furniture and equipment

Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $16,349,000, $17,704,000 and $16,291,000 for 2001, 2000 and 1999, respectively.

(N)  Comprehensive Income (loss)

Comprehensive income (loss) encompasses all changes in stockholders’ equity (except those arising from transactions with stockholders) and includes net income, net unrealized capital gains or losses on available-for-sale securities and unrealized foreign currency translation adjustments.

(O)  Insurance Related Assessments

As of January 1, 1999, the Company adopted the American Institute of Certified Public Accountants (AICPA) Statement of Position (“SOP”) 97-3, “Accounting by Insurance and Other Enterprises for Insurance Related Assessments.” This statement provides guidance for determining when an entity should recognize liabilities for guarantee fund and other insurance related assessments, how to measure those liabilities and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. The adoption of this statement resulted in an after tax charge of $3,250,000 for the year ended December 31, 1999, which was reflected as a cumulative effect of a change in accounting principle.

(P)  Recent accounting pronouncements

During 2001, the Company adopted FAS 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments. The adoption of this statement did not have a material impact on the Company’s results of operations or financial condition.

In July 2001, the FASB issued Statement No. 141, “Business Combinations,” and Statement No. 142, “Goodwill and Other Intangible Assets.” Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June

W. R. BERKLEY CORPORATION AND SUBSIDIARIES      35

30, 2001. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 is effective in fiscal years beginning after December 15, 2001. The Company expects its operating costs and expenses to decrease by approximately $4 million in 2002, as goodwill will no longer be amortized under Statement 142.

         In August 2001, the FASB issued Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this Statement will not have a material impact on the Company’s results of operations or financial condition.

(2)  Lease Obligations

The Company and its subsidiaries use office space and equipment under leases expiring at various dates through September 1, 2004. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was approximately: $18,021,000, $16,580,000 and $16,109,000 for 2001, 2000 and 1999, respectively. Future minimum lease payments (without provision for sublease income) are $14,979,000 in 2002; $11,569,000 in 2003; $7,953,000 in 2004; $5,962,000 in 2005; and $16,324,000 thereafter.

(3)  Acquisitions and Asset Sales

During 2001, 2000 and 1999, several international and other acquisitions were completed for an aggregate consideration of approximately $3,780,000, $338,000 and $1,533,000, respectively. The acquisitions were accounted for as purchases and, accordingly, the results of operations of the companies have been included from the respective dates of acquisition. Proforma results of operations have been omitted as such effects are not significant.

         Net assets of the acquired companies for 2001, 2000 and 1999 were as follows: excess of cost over net assets acquired of $1,151,000, $47,000 and $3,744,000; and other liabilities, net of other assets, of $4,931,000, $385,000 and $5,277,000, respectively.

         During 2001, the Company sold several dormant operations, and reported a realized gain of $554,000. During 2000, the Company sold the assets of All American Agency Facilities Inc. (“All American”), a managing general agency, and reported a realized gain of $3,179,000. All American’s revenues and operating profits (losses) were $1,819,000 and ($638,000) in 2000, and $7,480,000 and $381,000 in 1999.

(4)  Restructuring Plan

In the fourth quarter of 2001, the Company reported a restructuring charge of $3,196,000 in connection with its withdrawal from regional personal lines business and the reorganization of certain other operations. The Company reduced its permanent workforce by approximately 304 employees in connection with the plan. The charge consisted mainly of severance payments of $2,462,000 and contractual lease payments related to abandoned facilities. The activities under the plan were substantially completed in 2001.

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

         The Company has paid $11,955,000 related to the restructuring charges, of which $8,865,000 relates to severance payments. The remaining restructuring accrual is $4,596,000 at December 31, 2001, of which certain payments extend through 2003.

(5)  Debt

Long-term debt consists of the following:

			2001		2000

Description	Rate	Maturity	Face Value	Carrying Value	Carrying Value

Senior Notes	6.71%	March 4, 2003	$25,000,000	$24,976,000	$24,957,000

Senior Subordinated Notes	6.50%	July 1, 2003	35,793,000	35,793,000	35,793,000

Note Payable	(1)	December 30, 2003	8,000,000	8,000,000	8,000,000

Senior Notes	6.375%	April 15, 2005	40,000,000	39,885,000	39,854,000

Senior Notes	6.25%	January 15, 2006	100,000,000	99,442,000	99,323,000

Senior Notes	9.875%	May 15, 2008	88,800,000	86,774,000	86,561,000

Senior Debentures	8.70%	January 1, 2022	76,503,000	75,684,000	75,670,000

			$374,096,000	$370,554,000	$370,158,000

(1)	Floating rate equal to Libor plus 50 basis points.

The difference between the face value of long-term debt and the carrying value is unamortized discount. All outstanding long-term debt is not redeemable until maturity.

Short-Term Debt During 2001 and 2000, the average interest rate of the Company’s short-term debt was 6.75% and 6.87%, respectively. In February 2002, the Company entered into a one-year unsecured bank credit facility which provides for borrowing up to $25 million.

(6)  Trust Preferred Securities

The Company-obligated mandatorily redeemable preferred securities of a subsidiary trust holding solely junior subordinated debentures (“Trust Preferred Securities”) were issued by the W.R. Berkley Capital Trust (“the Trust”) in 1996. All of the common securities of the Trust are owned by the Company. The sole assets of the Trust are $210,000,000 aggregate principal amount of 8.197% Junior Subordinated Debentures due December 15, 2045, issued by the Company (the “Junior Subordinated Debentures”). The Company’s guarantee of payments of cash distributions and payments on liquidation of the Trust and redemption of the Trust Preferred Securities, when taken together with the Company’s obligations under the Trust Agreement under which the Trust Preferred Securities were issued, the Junior Subordinated Debentures and the Indenture under which the Junior Subordinated Debentures were issued, including its obligations to pay costs, expenses, debts and liabilities of the Trust (other than with respect to the Trust Preferred Securities), provide a full and unconditional guarantee of the Trust’s obligations under the Trust Preferred Securities. The Company records the preferential cumulative cash dividends arising from the payments of interest on the Junior Subordinated Debentures as interest expense in its consolidated statement of operations.

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

(7) Commitments, Litigation and Contingent Liabilities

         Neither the Company nor any of its subsidiaries is engaged in any litigation which management believes will have a material adverse effect upon the Company’s business. As is common with other insurance companies, the Company’s subsidiaries are regularly engaged in the defense of claims arising out of the conduct of the insurance business. The Company has an arbitration pending pertaining to a surety reinsurance contract coverage issue where it is the reinsurer. The proceeding is in the initial stages, and the Company believes it has meritorious defenses with respect to this issue.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES      37

(8) Supplemental Financial Statement Data

Other operating costs and expenses consist of the following:

(Dollars in thousands)	2001	2000	1999

Amortization of deferred policy acquisition costs	$492,065	$454,729	$444,289

Other operating costs and expenses of insurance operations	85,593	68,756	79,879

Other operating costs and expenses of service companies	64,947	57,108	64,780

Other costs and expenses	21,171	15,986	15,836

Total	$663,776	$596,579	$604,784

(9) Reinsurance Ceded

The Company follows the customary industry practice of reinsuring a portion of its exposures principally to reduce net liability on individual risks and to protect against catastrophic losses. The following amounts arising under reinsurance ceded contracts have been deducted in arriving at the amounts reflected in the statement of operations:

(Dollars in thousands)	2001	2000	1999

Premiums written	$350,370	$310,511	$307,170

Premiums earned	$346,159	$301,835	$294,823

Losses and loss expenses	$333,911	$267,804	$248,767

During 2001, the Company entered into a multi-year aggregate reinsurance agreement that provides two types of reinsurance coverage. The first type of coverage provides protection for individual losses on an excess of loss or quota share basis, as specified for each class of business covered by the agreement. The second type of coverage provides aggregate accident year protection for our reinsurance segment for loss and loss adjustment expenses incurred above a certain level. Loss recoveries are subject to annual limits and an aggregate limit over the contract period. For the year ended December 31, 2001, earned premiums and losses and loss expenses ceded under the aggregate reinsurance agreement were $15 million and $5 million, respectively, for the individual loss protection and $30 million and $54 million, respectively, for the aggregate accident year protection.

         In 1999, the Company purchased aggregate reinsurance protection for its regional segment. Pursuant to the contract, the reinsurer will indemnify the regional companies for losses occurring during 1999 in excess of 71% of earned premiums, up to a limit of $35 million. Premiums of $21 million and losses of $35 million were ceded to the reinsurer in 1999.

         Certain of the Company’s reinsurance agreements are structured on a funds held basis, whereby the Company retains some or all of the ceded premiums in a separate account that is used to fund ceded losses as they become due from the reinsurance company. Interest is credited to reinsurers for funds held on their behalf at rates ranging from 7.0% to 8.9% of the account balances, as defined under the agreements. Interest credited to reinsurers, which is reported as a reduction of net investment income, was $12 million in 2001, $10 million in 2000 and $8 million in 1999.

(10)  Stock Option Plan

The Company has a stock option plan (the “Stock Option Plan”) under which 7,125,000 shares of Common Stock were reserved for issuance. Pursuant to the Stock Option Plan, options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant.

The following table summarizes option information:

	2001		2000		1999

	Shares	Price(a)	Shares	Price(a)	Shares	Price(a)

Outstanding at beginning of year	3,986,079	$31.57	3,662,785	$34.12	3,929,333	$34.25

Granted	540,950	47.07	872,000	19.34	68,600	25.73

Exercised	692,900	29.77	342,266	24.36	14,925	21.91

Canceled	195,050	32.73	206,440	37.07	320,223	34.39

Outstanding at end of year	3,639,079	$34.23	3,986,079	$31.57	3,662,785	$34.12

Options exercisable at year end	1,652,919	$33.13	952,726	$27.43	998,450	$25.28

Options available for future grant	2,302,191		2,647,916		3,326,102

(a)	Weighted average exercise price.

The fair value of the options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2001 and 2000, respectively: (a) dividend yield of 1%, (b) expected volatility of 20%, (c) risk-free interest rates of 5.01% and 6.63% and (d) expected life of 7.5 years. The following table summarizes information about stock options outstanding at December 31, 2001 and 2000:

		Options Outstanding		Options Exercisable

		Weighted			Weighted
Range of		Remaining	Weighted		Average
Exercise	Number	Contractual	Average	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

December 31, 2001

$14 to $27	1,038,048	7.0	$20.34	207,098	$24.83

27 to 32	426,663	4.3	28.91	426,663	28.91

32 to 58	2,174,368	6.7	41.90	1,019,158	36.59

Total	3,639,079	6.5	$34.23	1,652,919	$33.13

December 31, 2000

$14 to $27	1,363,366	7.0	$21.05	456,666	$24.39

27 to 32	661,812	5.1	28.99	433,927	29.01

32 to 48	1,960,901	6.8	39.76	62,133	38.71

Total	3,986,079	6.6	$31.57	952,726	$27.43

The Company uses the intrinsic-value method of accounting for stock-based awards granted to employees and, accordingly, does not recognize compensation expense for its stock-based awards to employees. Had compensation cost for the Company’s stock option plans been determined based on the fair value at the grant dates for awards under those plans, the Company’s net income (loss) and earnings per share would have been reduced to the pro forma amounts indicated below (000’s omitted except per share data):

	Net Income (loss)		Basic Earnings (loss) per Share		Diluted Earnings (loss) per Share

	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma

2001

Attributable to common stockholders	$(91,546)	$(94,554)	$(3.14)	$(3.24)	$(3.14)	$(3.24)

2000

Attributable to common stockholders	$36,238	$33,331	$1.41	$1.30	$1.39	$1.28

(11)  Compensation Plan

The Company and its subsidiaries have profit sharing retirement plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary’s profitability. Employees become eligible to participate in the Retirement Plans on the first day of the month following the first full three months in which they are employed. Profit sharing expense amounted to $9,287,000, $7,672,000 and $7,768,000 for 2001, 2000 and 1999, respectively.

         The Company has a Long-Term Incentive Compensation Plan (“LTIP”) that provides for incentive compensation to key executives based on the Company’s earnings, as defined under the LTIP, for each year from 2001 through 2005. Key employees are awarded participation units (“Units”) which vest and become exercisable over a maximum term of five years from the date of their award. The units are payable in cash or up to 50% in shares of common stock. At December 31, 2001, there were 79,500 units outstanding and the maximum value that can be earned for those units over the five-year period ending on December 31, 2005 is $19,875,000. There was no LTIP expense in 2001, 2000 or 1999.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES      39

(12)  Investments

At December 31, 2001 and 2000, there were no investments, other than investments in United States government securities, which exceeded 10% of stockholders’ equity. At December 31, 2001 and 2000, investments were as follows:

(Dollars in thousands)

		Gross	Gross
		unrealized	unrealized	Fair	Carrying
Type of investment	Cost(a)	gains	losses	value	value

December 31, 2001

Fixed maturity securities held to maturity:

State and municipal	$48,618	$4,438	$(155)	$52,901	$48,618

Corporate	11,331	790	—	12,121	11,331

Mortgage-backed securities	96,515	6,022	—	102,537	96,515

Total fixed maturity securities held to maturity	156,464	11,250	(155)	167,559	156,464

Fixed maturity securities available for sale:

United States Government(b)	506,067	22,282	(1,726)	526,623	526,623

State and municipal	540,081	12,936	(5,358)	547,659	547,659

Corporate	537,680	18,604	(4,472)	551,812	551,812

Mortgage-backed securities	551,082	13,843	(3,240)	561,685	561,685

Foreign	106,411	5,617	(481)	111,547	111,547

Total fixed maturity securities available for sale	2,241,321	73,282	(15,277)	2,299,326	2,299,326

Equity securities available for sale:

Common stocks	25,819	3,587	(502)	28,904	28,904

Preferred stocks	77,192	3,485	(467)	80,210	80,210

Total equity securities available for sale	103,011	7,072	(969)	109,114	109,114

Equity securities trading:

Long positions(c)	215,808	2,951	(4,881)	213,878	213,878

Receivable from brokers	351,707	—	—	351,707	351,707

Securities sold but not yet purchased	(58,331)	3,482	(2,141)	(56,990)	(56,990)

Total equity securities trading	509,184	6,433	(7,022)	508,595	508,595

Invested cash(d)	524,554	—	—	524,554	524,554

Total investments	$3,534,534	$98,037	$(23,423)	$3,609,148	$3,598,053

December 31, 2000

Fixed maturity securities held to maturity:

State and municipal	$54,659	$4,122	$(115)	$58,666	$54,659

Corporate	11,592	654	(85)	12,161	11,592

Mortgage-backed securities	89,816	3,586	—	93,402	89,816

Total fixed maturity securities held to maturity	156,067	8,362	(200)	164,229	156,067

Fixed maturity securities available for sale:

United States Government(b)	480,871	14,327	(1,574)	493,624	493,624

State and municipal	544,015	14,169	(1,681)	556,503	556,503

Corporate	454,844	7,727	(8,695)	453,876	453,876

Mortgage-backed securities	469,144	9,144	(5,376)	472,912	472,912

Foreign	138,464	2,976	(2,531)	138,909	138,909

Total fixed maturity securities available for sale	2,087,338	48,343	(19,857)	2,115,824	2,115,824

Equity securities available for sale:

Common stocks	49,976	7,830	(1,161)	56,645	56,645

Preferred stocks	26,569	770	(161)	27,178	27,178

Total equity securities available for sale	76,545	8,600	(1,322)	83,823	83,823

Equity securities trading:

Long positions(c)	340,617	16,159	(9,505)	347,271	347,271

Receivable from brokers	269,444	—	—	269,444	269,444

Securities sold but not yet purchased	(164,312)	8,286	(12,994)	(169,020)	(169,020)

Total equity securities trading	445,749	24,445	(22,499)	447,695	447,695

Invested cash(d)	308,193	—	—	308,193	308,193

Total investments	$3,073,892	$89,750	$(43,878)	$3,119,764	$3,111,602

(a)	Adjusted as necessary for amortization of premium or discount.
(b)	Includes United States government agencies and authorities.
(c)	Includes investments of $97,917,000 and $52,610,000 as of December 31, 2001 and 2000, respectively, in managed investment funds.
(d)	Short-term investments which mature within three months of the date of purchase.

The amortized cost and fair value of fixed maturity securities at December 31, 2001, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

(Dollars in thousands)	2001

	Cost	Fair value

Due in one year or less	$76,652	$78,376

Due after one year through five years	480,636	505,115

Due after five years through ten years	559,480	572,013

Due after ten years	633,420	647,159

Mortgage-backed securities	647,597	664,222

Total	$2,397,785	$2,466,885

Realized gains (losses) and the change in difference between fair value and cost of investments, before applicable income taxes, are as follows:

(Dollars in thousands)	2001	2000	1999

Realized gains (losses):

Fixed maturity securities(a)	$6,706	$(2,573)	$2,792

Equity securities	7,755	9,420	(76)

Provision for other than temporary impairment:

Fixed maturity securities	(26,511)	(3,299)	(8,300)

Equity securities	(109)	—	—

Other	665	4,816	(480)

	(11,494)	8,364	(6,064)

Change in difference between fair value and cost of investments, not including trading securities:

Fixed maturity securities	32,452	108,938	(167,984)

Equity securities	(1,175)	335	964

	31,277	109,273	(167,020)

Total	$19,783	$117,637	$(173,084)

(a)	During 2001, 2000 and 1999, gross gains of $13,033,000, $11,586,000 and $15,022,000, respectively, and gross losses of $6,327,000, $14,159,000 and $12,230,000, respectively, were realized.

Investment income consists of the following:

(Dollars in thousands)	2001	2000	1999

Investment income earned on:

Fixed maturity securities	$162,986	$152,806	$148,081

Trading account(a)	19,321	42,741	33,532

Invested cash	14,715	14,771	12,804

Equity securities	6,754	6,448	3,306

Other	2,880	3,189	833

Gross investment income	206,656	219,955	198,556

Interest on funds held under reinsurance treaties	(11,635)	(9,507)	(8,240)

Net investment income	$195,021	$210,448	$190,316

(a)	The primary focus of the trading account is merger and convertible arbitrage. Merger arbitrage is the business of convertible investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differences between their securities and their underlying equities. Arbitrage investing differs from other types of investments in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general financial market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales.

The arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. Therefore, just as long portfolio positions may incur losses during market declines, hedge positions may also incur losses during market advances. As of December 31, 2001, the notional amount of long option contracts outstanding is $16,391,000 and short option contracts outstanding is $10,985,000.

Investment income earned from net trading account activity includes unrealized trading losses of $2,519,000 and $4,897,000 for 2001 and 1999, respectively, and unrealized trading gains of $1,899,000 for 2000.

         At December 31, 2001, investments with a carrying value of $154 million were on deposit with state insurance departments as required by state laws; investments with a carrying value of $26 were held in trust for other companies; and investments with a carrying value of $22 million were deposited at Lloyd’s in support of 2002 underwriting activities.

         The Company had contingent liabilities regarding irrevocable undrawn letters of credit supporting reinsurance business of $16 million at December 31, 2001. The Company has pledged investments with a carrying value of $23 million as collateral to support this commitment.

(13)  Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as of December 31, 2001 and 2000:

(Dollars in thousands)	2001		2000

	Carrying amount	Fair value	Carrying amount	Fair value

Investments	$3,598,053	$3,609,148	$3,111,602	$3,119,764

Long-term debt	370,554	384,431	370,158	362,375

Trust preferred securities	198,210	180,146	198,169	136,800

The estimated fair value of investments is based on quoted market prices as of the respective reporting dates. The fair value of the long-term debt and the trust preferred securities are based on rates available for borrowings similar to the Company’s outstanding debt as of the respective reporting dates.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES      41

(14)  Stockholders’ Equity

Common equity The weighted average number of shares used in the computation of basic earnings per share was 29,139,000, 25,632,000 and 25,823,000 for 2001, 2000 and 1999, respectively. The weighted average number of shares used in the computations of diluted earnings per share was 30,555,000, 25,991,000 and 25,927,000 for 2001, 2000 and 1999, respectively. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock-based compensation plans.

         Changes in shares of common stock outstanding, net of treasury shares, are as follows:

(in thousands)	2001	2000	1999

Balance, beginning of year	25,656	25,617	26,504

Shares issued	7,603	339	18

Shares repurchased	(18)	(300)	(905)

Balance, end of year	33,241	25,656	25,617

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

(15)  Federal and Foreign Income Taxes

Federal and foreign income tax expense (before the cumulative effect of change in accounting and extraordinary items) consists of:

(Dollars in thousands)	2001	2000	1999

Current (expense) benefit	$(2,068)	$(2,574)	$11,785

Deferred benefit	58,729	123	33,981

Total (expense) benefit	$56,661	$(2,451)	$45,766

A reconciliation of Federal and foreign income tax (expense) benefit and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

(Dollars in thousands)	2001	2000	1999

Computed “expected” tax (expense) benefit	$52,988	$(14,298)	$27,737

Tax-exempt investment income	8,045	13,543	17,853

Increase in valuation allowance	(3,100)	—	—

Other, net	(1,272)	(1,696)	176

Total (expense) benefit	$56,661	$(2,451)	$45,766

At December 31, 2001 and 2000 , the tax effects of differ- ences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(Dollars in thousands)	2001	2000

Deferred Tax Asset

Loss reserve discounting	$74,952	$60,737

Unearned premiums	52,844	40,885

Net operating loss carry forward	53,005	8,379

Alternative minimum tax credit carryforward	28,420	29,610

Other	18,362	8,171

Gross deferred tax asset	227,583	147,782

Less valuation allowance	(10,100)	(7,000)

Deferred tax asset	217,483	140,782

Deferred Tax Liability

Amortization of intangibles	7,766	7,995

Deferred policy acquisition costs	76,090	57,877

Deferred taxes on unrealized investment gains	18,238	12,678

Depreciation	7,790	8,088

Other	7,678	6,577

Deferred tax liability	117,562	93,215

Net deferred tax asset	$99,921	$47,567

Federal income tax expense (benefit) applicable to real- ized investment gains (losses) was $(2,478,000), $2,928,000 ($2,122,000) in 2001, 2000 and 1999, respectively. The Com- pany had a current income tax receivable of $16,179,000 and $6,376,000 at December 31, 2001 and 2000, respective- ly. At December 31, 2001, the Company had foreign net operating loss carryforwards of $23,453,000, which expire from 2002 and 2006, and a Federal net operating loss carryforward of $128,977,000, which expires in 2021. The net change in the valuation allowance is primarily related to the foreign net operating loss carryforwards. The Company’s tax returns through December 31, 1997 have been examined by the Internal Revenue Service.

         The realization of the deferred tax asset is dependent upon the Company’s ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this net asset.

(16)  Reserves for Losses and Loss Expenses

The table below provides a reconciliation of the beginning and ending reserve balances on a gross of reinsurance basis:

(Dollars in thousands)	2001	2000	1999

Net reserves at beginning of year	$1,818,049	$1,723,865	$1,583,304

Net provision for losses and loss expenses:

Claims occurring during the current year	1,140,622	1,047,060	1,032,089

Increase (decrease) in estimates for claims occurring in prior years	211,344	14,042	28,351

Net decrease in discount for prior years	8,717	11,530	10,473

	1,360,683	1,072,632	1,070,913

Net payments for claims
Current year	443,802	394,401	433,942

Prior years	701,637	584,047	496,410

	1,145,439	978,448	930,352

Net reserves at end of year	2,033,293	1,818,049	1,723,865

Ceded reserves at end of year	730,557	657,756	617,025

Gross reserves at end of year	$2,763,850	$2,475,805	$2,340,890

The balance sheets include $53,832,000 and $58,112,000 as of December 31, 2001 and 2000, respectively, relating to reserves for life insurance which are not included in the table above, and the statement of operations includes $19,817,000, $21,779,000 and $14,913,000 for the years ended December 31, 2001, 2000 and 1999, respectively, relating to the policy-holder benefits incurred on life insurance which are not included in the above table. The increase in estimates for claims occurring in prior years for the year ended December 31, 2001 reflects primarily reserve increases for the discontinued alternative markets reinsurance division and the treaty reinsurance business. For the years ended December 31, 2000 and 1999, the increase in estimates for claims occurring in prior years was due to reserve strengthening in the regional segment partially offset by favorable reserve development in the specialty and alternative markets segments.

         The Company discounts its liabilities for excess and assumed workers’ compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company’s loss payout experience and is supplemented with data compiled from insurance companies writing similar business. The liabilities for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve for non-proportional business, and at the statutory rate for proportional business. The discount rates range from 4.3% to 6.49% with a weighted average discount rate of 5.5%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $243,000,000, $223,000,000 and $196,000,000 at December 31, 2001, 2000 and 1999, respectively. For statutory purposes, the Company uses a discount rate of 4.3% as permitted by the Department of Insurance of the State of Delaware.

         To date, known asbestos and environmental claims at the insurance company subsidiaries have not had a material impact on the Company’s operations. Environmental claims have not materially impacted the Company because its subsidiaries generally did not insure larger industrial companies which are subject to significant environmental exposures.

         The Company’s net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $24,794,000 and $29,422,000 at December 31, 2001 and 2000, respectively. The Company’s gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $43,405,000 and $57,167,000 at December 31, 2001 and 2000, respectively. Net incurred losses and loss expenses (recoveries) for reported asbestos and environmental claims were approximately $(4,503,000), $1,602,000 and $1,371,000 in 2001, 2000 and 1999, respectively. Net paid losses and loss expenses were approximately $125,000, $3,123,000 and $3,819,000 in 2001, 2000 and 1999, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make a reasonable actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES      43

(17)  Industry Segments

The Company’s operations are presently conducted through five segments of the insurance business: specialty lines of insurance (including excess and surplus lines and commercial transportation); alternative markets (including the management of alternative insurance market mechanisms); reinsurance; regional property casualty insurance; and international. The specialty segment’s business is principally within the excess and surplus lines, professional liability, commercial transportation and surety markets. The Company’s alternative markets segment specializes in developing, insuring and administering self-insurance programs and various alternative risk transfer mechanisms for employers, employer groups, insurers and alternative markets funds. The Company’s reinsurance segment specializes in underwriting property, casualty and surety reinsurance on both a treaty and facultative basis. The regional property casualty insurance segment principally provides commercial property casualty insurance products. The international segment writes property and casualty insurance, as well as life insurance, in Argentina and the Philippines. For the years ended December 31, 2001, 2000 and 1999, the international segment wrote life insurance premiums of $31,490,000, $33,183,000 and $24,548,000, respectively. During 2001, the Company discontinued its regional personal lines business and the alternative markets division of its reinsurance segment. These discontinued businesses are now being managed and reported collectively as a separate Discontinued Business Segment. Prior period segment information has been restated to reflect these changes.

         The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Income tax expense and benefits are calculated in accordance with the Company’s tax sharing agreements, which provide for the recognition of tax loss carry-forwards only to the extent of taxes previously paid. Summary financial information about the Company’s operating segments is presented in the following table. Income (loss) before income taxes by segment consists of revenues less expenses related to the respective segment’s operations. These amounts include realized gains (losses) where applicable. Intersegment revenues consist primarily of dividends and interest on inter-company debt. Identifiable assets by segment are those assets used in the operation of each segment.

	Revenues
					Income	Income Tax
	Investment	Unaffiliated	Inter-		(loss) before	Expense
(Dollars in thousands)	Income	Customers	Segment	Total	income taxes	(Benefit)

December 31, 2001:

Specialty	$39,390	$438,534	$2,116	$440,650	$28,806	$7,760

Alternative Markets	37,765	232,671	1,450	234,121	32,971	9,271

Reinsurance	42,536	278,831	2,659	281,490	(54,502)	(20,907)

Regional	51,640	601,202	13,722	614,924	44,403	7,647

International	13,993	137,676	7	137,683	(6,082)	2,224

Discontinued Business	9,762	232,403	—	232,403	(133,480)	(46,718)

Corporate, other and eliminations	(65)	20,480	(19,954)	526	(63,510)	(15,938)

Consolidated	$195,021	$1,941,797	—	$1,941,797	$(151,394)	$(56,661)

December 31, 2000:

Specialty	$48,706	$322,618	$2,241	$324,859	$31,836	$9,058

Alternative Markets	37,722	189,658	137	189,795	35,315	9,978

Reinsurance	50,471	348,707	457	349,164	27,760	7,387

Regional	56,955	564,125	1,202	565,327	8,761	2,483

International	9,636	118,234	—	118,234	6,853	1,820

Discontinued Business	9,562	232,392	—	232,392	(9,936)	(3,478)

Corporate, other and eliminations	(2,604)	5,553	(4,037)	1,516	(59,738)	(24,797)

Consolidated	$210,448	$1,781,287	—	$1,781,287	$40,851	$2,451

December 31, 1999:

Specialty	$50,231	$310,373	$(1,305)	$309,068	$39,261	$8,692

Alternative Markets	30,827	168,635	586	169,221	20,593	6,167

Reinsurance	47,288	341,201	739	341,940	14,091	1,992

Regional	49,705	539,906	1,462	541,368	(78,895)	(4,154)

International	6,469	93,878	—	93,878	3,535	1,443

Discontinued Business	8,462	213,816	—	213,816	(14,141)	(4,949)

Corporate, other and eliminations	(2,666)	5,859	(1,482)	4,377	(63,692)	(54,957)

Consolidated	$190,316	$1,673,668	—	$1,673,668	$(79,248)	$(45,766)

Interest expense for the alternative markets and reinsurance segments was $2,806,000, $2,921,000 and $2,870,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Additionally, corporate interest expense (net of intercompany amounts) was $42,913,000, $44,675,000 and $47,931,000 for the corresponding periods. Identifiable assets by segment are as follows (Dollars in thousands):

December 31,	2001	2000	1999

Specialty	$1,580,155	$1,425,123	$1,370,837

Alternative Markets	859,502	755,248	754,199

Reinsurance	1,751,428	1,258,155	1,022,776

Regional	1,462,861	1,289,823	1,203,295

International	209,473	248,243	177,675

Discontinued Business	289,313	377,893	357,206

Corporate, other and eliminations	(519,223)	(332,415)	(101,197)

Consolidated	$5,663,509	$5,022,070	$4,784,791

(18)  Dividends from Subsidiaries and Statutory Financial Information

The Company’s insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2002, the maximum amount of dividends which can be paid without such approval is approximately $68 million.

         Combined net income (loss) and policyholders’ surplus of the Company’s consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

(Dollars in thousands)	2001	2000	1999

Net income (loss)	$(116,307)	$56,694	$(34,598)

Policyholders’ surplus	$928,908	$862,994	$851,449

In 2001, the The National Association of Insurance Commissioners (“NAIC”) codified statutory accounting practices. The impact of these changes was an increase of $58 million to our policyholders’ surplus. The significant variances between statutory accounting practices and GAAP are: For statutory purposes, bonds are carried at amortized cost, acquisition costs are charged to operations as incurred, deferred Federal income taxes are subject to limitations, excess and assumed workers compensation reserves are discounted at a 4.3% rate and certain assets designated as “non-admitted assets” are charged against surplus.

         The NAIC has risk-based capital (“RBC”) requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company’s mix of products and its balance sheet. All of the Company’s insurance subsidiaries have an RBC amount above the authorized control level RBC, as defined by the NAIC.

(19) Quarterly Financial Information (unaudited)

The following is a summary of quarterly financial data (In thousands except per share data):

	Three months ended

	March 31,		June 30,		September 30,		December 31,
	2001	2000	2001	2000	2001	2000	2001	2000

Revenues	$449,153	$423,324	$490,997	$431,933	$500,072	$445,957	$501,575	$480,073

Net income (loss) attributable to common stockholders	10,266	4,346	9,598	6,636	(47,246)	7,092	(64,164)	18,164

Net income (loss) per share:

Basic	.38	.17	.33	.26	(1.63)	.28	(2.04)	.71

Diluted(a)	.36	.17	.32	.26	(1.63)	.27	(2.04)	.68

(a)	For periods with a net loss, diluted per share amounts are equal to basic per share amounts so as not to be anti-dilutive.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES      45

(20)  International Operations

The Company owns 65% of Berkley International, LLC, which conducts insurance operations in Argentina and the Philippines. The international activities are reported in the Company’s financial statements on a one quarter lag to facilitate the timely completion of the consolidated financial statements. During 2001, Argentina experienced substantial political and economic problems, including high unemployment, increasing fiscal deficits and declining central bank reserves. The government responded to these problems by converting certain public bonds into guaranteed loans with longer maturities and lower interest rates, abandoning the fixed dollar-to-peso exchange rate and imposing various currency restrictions. It is likely that there will be further changes to Argentine economic and monetary policies in 2002.

         Following an analysis of the impact of these changes on its operations and financial statements, the Company reduced the carrying value of Argentine public bonds held by Berkley International, LLC from $58 million to $40 million, resulting in a charge of $18 million, or $7 million net of income taxes and minority interest. In addition, under recent government rulings, it is likely that dollar denominated commercial transactions in Argentina will be converted to pesos at exchange rates that are based on market rates at the time of settlement or on government rulings that may require the use of mandated exchange rates for certain transactions. The Company’s assets held in Argentina were approximately equal to its Argentine liabilities. As of December 31, 2001, the Argentine subsidiaries held investments of approximately $44 million, that are held outside of Argentina and not exposed to Argentine credit or currency risk.

         As of December 31, 2001, the Company’s capital investment in Argentina was $46 million ($30 million net of minority interest), of which approximately $33 million is invested in the non-life insurance business and approximately $13 million is invested in the life insurance business. Income before income taxes, realized gains and minority interest for the Company’s operations in Argentina was $10 million for the year ended December 31, 2001. As a result of the recent developments, management expects the Argentine operations to undergo substantial changes. This is likely to include a decline in investment income as a result of lower interest on bonds and the surrender of all or substantially all life insurance policies-in-force.

Independent Auditors’ Report

Board of Directors and Stockholders
W. R. Berkley Corporation

We have audited the consolidated balance sheets of W. R. Berkley Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of W. R. Berkley Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for insurance related assessments in 1999.

New York, New York	KPMG LLP

February 14, 2002