Form 10-K, Exhibit 13
period 2002-12-31
BERKLEY W R CORP
filed 2003-03-31
CIK 11544

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Industry Overview

The demand for insurance is influenced primarily by general economic conditions, while the supply of insurance is directly related to available capacity, i.e., the level of policyholders’ surplus employed in the industry and the willingness of insurance management to risk that capital. The adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural and other disasters, regulatory measures and court decisions that define and expand the extent of coverage and the effects of economic inflation on the amount of compensation due for injuries or losses. In addition, investment rates of return may impact policy rates. These factors can have a significant impact on ultimate profitability because a property casualty insurance policy is priced before its costs are known, as premiums usually are determined long before claims are reported.

Critical Accounting Policies

The notes to the Company’s financial statements discuss its significant accounting policies. Management considers certain of these policies, including assumptions and estimates relating to loss reserves, to be critical to the portrayal of the Company’s financial condition and results since they require management to establish estimates based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting measurements.

Reserves for losses and loss expenses The Company maintains reserves for losses and loss expenses to cover our estimated liability for unpaid claims, including legal and other fees as well as a portion of our general expenses, for reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what we expect the ultimate settlement and administration of claims will cost. These estimates, which generally involve actuarial projections, are based on our assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors including the actions of third parties which are beyond our control. The variables described above are affected by both internal and external events, such as changes in claims handling procedures, inflation, judicial and litigation trends and legislative changes. Additionally, there may be a significant delay between the occurrence of the insured event and the time it is reported to us.

The inherent uncertainties of estimating reserves are greater for certain types of liabilities, where the various considerations affecting these types of claims are subject to change and long periods of time may elapse before a definitive determination of liability is made. Reserve estimates are continually refined in an ongoing process as experience develops and further claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because setting reserves is inherently uncertain, we cannot assure you that our current reserves will prove adequate in light of subsequent events. Should we need to increase our reserves, our pre-tax income for the period will decrease by a corresponding amount.

Results of Operations

The Company reported net income of $175 million, or $3.31 per share, for 2002 compared with a net loss of $92 million, or $2.09 per share, for 2001. Following are the components of net income (loss) for the past three years (amounts in thousands):

	2002	2001	2000

Underwriting income (loss)	$103,974	$(277,687)	$(122,585)
Insurance services income	16,380	9,964	6,326
Net investment income	187,875	195,021	210,448
Interest and other expenses	(85,866)	(64,002)	(59,852)
Restructuring charge	—	(3,196)	(1,850)

Pretax income (loss) before gains and losses	222,363	(139,900)	32,487
Realized investment gains (losses)	15,214	(12,252)	7,535
Foreign currency gains	21,856	758	829

Income tax benefit (expense) and minority interest	(84,388)	59,848	(4,613)

Net income (loss)	$175,045	$(91,546)	$36,238

     26 W. R. BERKLEY CORPORATION AND SUBSIDIARIES

Underwriting Following is a summary of underwriting results for the past three years (dollars in thousands):

	2002	% Change	2001	% Change	2000

Gross premiums written	$3,208,227	45.3%	$2,208,466	21.6%	$1,816,755
Net premiums written	2,710,490	45.9%	1,858,096	23.4%	1,506,244
Premiums earned	2,252,527	34.0%	1,680,469	12.7%	1,491,014
Underwriting income (loss)	103,974		(277,687)		(122,585)
Loss ratio(1)	65.0%		82.1%		73.4%
Expense ratio(2)	30.4%		34.4%		34.8%
Combined ratio	95.4%		116.5%		108.2%

(1)	Represents losses and loss expenses incurred expressed as a percentage of premiums earned.

(2)	Represents underwriting expenses expressed as a percentage of premiums earned.

The Company’s underwriting operations are presently conducted through five segments: specialty lines of insurance, alternative markets, reinsurance, regional property casualty insurance, and international. In addition, the Company reports the run-off of its discontinued personal lines and alternative markets reinsurance business as a separate business segment. Additional information for the business segments follows.

Specialty The specialty segment provides insurance products and services principally to the excess and surplus lines, professional liability, commercial transportation and surety markets. Following is a summary of underwriting results for the specialty segment for the past three years (dollars in thousands):

	2002	% Change	2001	% Change	2000

Gross premiums written	$939,324	53.6%	$611,364	50.0%	$407,545
Net premiums written	861,693	63.4%	527,502	84.7%	285,525
Premiums earned	711,577	77.2%	401,611	48.3%	270,896
Underwriting income (loss)	68,867		(10,233)		(18,425)
Loss ratio	64.0%		71.4%		73.2%
Expense ratio	26.3%		31.1%		33.6%
Combined ratio	90.3%		102.5%		106.8%

Gross premiums written in 2002 increased by 53.6% compared with 2001. The increase reflects higher prices, principally for the excess and surplus lines and professional liability business, as well as a modest increase in policies. The increase in net premiums written of 63.4% compared with 2001 also reflects an increase in net retained lines.

The 2002 loss ratio decreased by 7.4 percentage points to 64.0% as a result of higher prices and more favorable terms and conditions for business written in 2001 and 2002. These improvements were partially offset by prior year reserve development, primarily for professional liability business (including nursing homes and directors and officers business) written in the 1999 through 2001 underwriting years. The 2002 underwriting results also reflect the benefit of approximately $19 million return premiums received under the profit sharing provisions of certain reinsurance agreements. The 2002 expense ratio decreased by 4.8 percentage points to 26.3% as a result of a 77.2% increase in earned premiums with no significant increase in expenses other than commissions and premium taxes. The 2001 underwriting loss included losses of $9 million related to the World Trade Center.

Alternative Markets The alternative markets segment offers workers’ compensation insurance on an excess and primary basis and provides fee-based services to help clients develop and administer self-insurance programs. Following is a summary of underwriting results for the alternative markets segment for the past three years (dollars in thousands):

	2002	% Change	2001	% Change	2000

Gross premiums written	$348,954	105.9%	$169,439	55.7%	$108,802
Net premiums written	305,357	101.0%	151,942	55.0%	98,001
Premiums earned	235,558	91.2%	123,173	38.6%	88,872
Underwriting income (loss)	8,682		(11,574)		(7,907)
Loss ratio	66.7%		76.5%		70.2%
Expense ratio	29.6%		32.9%		38.7%
Combined ratio	96.3%		109.4%		108.9%

Gross premiums written in 2002 increased by 105.9% compared with 2001. The increase reflects higher prices as well as an increase in policies-in-force for both primary and excess workers’ compensation business. The 2002 loss ratio decreased by 9.8 percentage points to 66.7% due primarily to better loss experience for the excess workers’ compensation business.

Following is a summary of insurance services results for the alternative markets segment for the past three years (dollars in thousands):

	2002	% Change	2001	% Change	2000

Service revenues	$86,095	14.9%	$74,913	18.1%	$63,434
Service expenses	(69,715)		(64,949)		(57,108)

Service income before taxes	16,380	64.4%	9,964	57.5%	6,326

Service revenues increased 14.9% compared with 2001 primarily as a result of new business. Service income before taxes increased 64.4% compared with 2001 due to increased revenues and higher margins on new and existing accounts.

Reinsurance The Company’s reinsurance segment specializes in underwriting property, casualty and surety reinsurance on both a treaty and facultative basis. Following is a summary of underwriting results for the reinsurance segment for the past three years (dollars in thousands):

	2002	% Change	2001	% Change	2000

Gross premiums written	$858,179	158.2%	$332,382	2.6%	$323,846
Net premiums written	680,205	187.3%	236,784	(14.4%)	276,640
Premiums earned	459,406	94.3%	236,385	(20.7%)	298,102
Underwriting loss	(13,221)		(97,251)		(19,123)
Loss ratio	73.0%		104.4%		73.2%
Expense ratio	29.9%		36.8%		33.2%
Combined ratio	102.9%		141.2%		106.4%

Gross premiums written in 2002 increased by 158.2% compared with 2001. The increase reflects significantly higher prices, principally for facultative reinsurance, as well as $247 million of business from new underwriting units. The new business includes $171 million of net premiums written under quota share agreements with three Lloyd’s syndicates.

The 2002 loss ratio decreased 31.4 percentage points to 73.0% as a result of a shift in the mix of business towards more profitable lines and of higher prices for both treaty and facultative risks. The 2002 underwriting results were impacted by prior year reserve development, primarily for workers’ compensation and fidelity and surety business written in underwriting years 1998 through 2000. The 2002 underwriting results also reflect loss recoveries under the Company’s aggregate reinsurance agreement. (See Note 10 of “Notes to Consolidated Financial Statements.”) The 2002 expense ratio decreased 6.9 percentage points to 29.9% primarily as a result of a shift in the mix of business and increased volume. The 2001 underwriting loss included charges of $32 million to strengthen treaty reinsurance loss reserves, $26 million related to the World Trade Center and $18 million for the Enron bankruptcy.

28 W. R. BERKLEY CORPORATION AND SUBSIDIARIES

Regional The regional property casualty insurance segment provides commercial property casualty insurance products. Following is a summary of underwriting results for the regional segment for the past three years (dollars in thousands):

	2002	% Change	2001	% Change	2000

Gross premiums written	$955,150	35.5%	$705,001	21.6%	$579,890
Net premiums written	776,577	29.8%	598,149	19.7%	499,526
Premiums earned	705,385	26.9%	555,750	10.5%	503,029
Underwriting income (loss)	59,720		(12,533)		(53,537)
Loss ratio	59.1%		67.2%		75.5%
Expense ratio	32.4%		35.0%		35.1%
Combined ratio	91.5%		102.2%		110.6%

Gross premiums written in 2002 increased by 35.5% compared with 2001. The increase reflects higher prices across all four regional units. The 2002 loss ratio decreased by 8.1 percentage points to 59.1% primarily as a result of higher prices and improved underwriting for the regional operations in the Midwest and New England. Weather-related losses for the regional segment were $29 million in 2002 compared with $31 million in 2001.

International The international segment offers personal and commercial property casualty insurance in Argentina and savings and life products in the Philippines. Following is a summary of underwriting results for the international segment for the past three years (dollars in thousands):

	2002	% Change	2001	% Change	2000

Gross premiums written	$87,265	(48.8%)	$170,600	18.9%	$143,523
Net premiums written	79,313	(47.2%)	150,090	26.1%	118,981
Premiums earned	89,284	(36.6%)	140,909	31.3%	107,285
Underwriting loss	(4,935)		(2,854)		(4,095)
Loss ratio	54.2%		61.4%		62.1%
Expense ratio	51.3%		40.6%		41.7%
Combined ratio	105.5%		102.0%		103.8%

Gross premiums written in 2002 decreased by 48.8% compared with 2001. The decrease was a result of the devaluation of the Argentine peso and the discontinuance of life insurance business in Argentina. The expense ratio increased 10.7 percentage points to 51.3% as a result of costs relating to the withdrawal from the life insurance business in Argentina. (See Foreign Currency Gains and International Operations).

Discontinued The discontinued segment consists of regional personal lines and the alternative markets reinsurance, which were discontinued in 2001. Following is a summary of underwriting results for the discontinued segment for the past three years (dollars in thousands):

	2002	% Change	2001	% Change	2000

Gross premiums written	$19,355	(91.2%)	$219,680	(13.2%)	$253,149
Net premiums written	7,345	(96.2%)	193,629	(14.9%)	227,571
Premiums earned	51,317	(77.0%)	222,641	(0.1%)	222,830
Underwriting loss	(15,139)		(143,242)		(19,498)
Loss ratio	98.7%		131.4%		75.9%
Expense ratio	30.8%		33.0%		32.8%
Combined ratio	129.5%		164.4%		108.7%

Gross premiums written in 2002 decreased by 91.2% compared with 2001. At December 31, 2002, all remaining policies had expired. The 2002 loss ratio decreased 32.7 points to 98.7%. The 2001 underwriting results were impacted by a charge of $103 million to strengthen loss reserves.

Investments Following is a summary of investment activity for the past three years (dollars in thousands):

	2002	% Change	2001	% Change	2000

Net investment income	$187,875	(3.7%)	$195,021	(7.3%)	$210,448
Average invested assets	3,881,121	18.3%	3,279,830	7.7%	3,046,364
Annualized effective yield(1)	5.4%		6.3%		7.2%
Realized gains (losses)	15,214		(12,252)		7,535
Change in unrealized gains	124,188		31,277		109,273

(1)	Represents net investment income (before interest on funds held) expressed as a percentage of average invested assets.

Net investment income in 2002 decreased 3.7% compared with 2001. Average invested assets increased 18.3% compared with 2001 as a result of cash flow from operations and the proceeds from secondary stock offerings in 2001 and 2002. The average yield on investments was 5.4% in 2002 compared with 6.3% in 2001. The lower yield in 2002 reflects the decrease in general interest rate levels as well as lower returns on the arbitrage trading account.

Realized investment gains and losses result from sales of securities and for provisions for other than temporary impairment in securities. In 2002, the Company recorded a charge of $19 million to reflect the impairment of certain securities, including $10 million related to Argentine sovereign bonds held by our subsidiary in Argentina. In 2001, the Company recorded a charge of $27 million to reflect the impairment of certain securities, including $18 million for Argentine sovereign bonds held by our subsidiary in Argentina. (See Foreign Currency Gains and International Operations).

Interest and other expenses Interest and other expenses represents interest expense, corporate expenses and other miscellaneous income and expenses. Interest and other expenses were $86 million in 2002 compared with $64 million in 2001. The increase reflects higher general and administrative expenses, including occupancy costs and accruals for incentive compensation.

Restructuring charge The restructuring charge of $3.2 million for 2001 was related to severance and other costs incurred in connection with the withdrawal from the regional personal lines business and the reorganization of certain other operations. The restructuring charge of $1.9 million for 2000 was related to severance and other costs incurred in connection with the reorganization of the reinsurance business.

Foreign currency gains and international operations

The Company owns 65% of Berkley International, LLC, which conducts insurance operations in Argentina and the Philippines. The international activities are reported in the Company’s financial statements on a one quarter lag to facilitate the timely completion of the consolidated financial statements. During 2001 and 2002, Argentina experienced substantial economic disruption, including default on its sovereign bonds, severe currency devaluation, high unemployment and inflation, increasing fiscal deficits and declining central bank reserves.

As a result of these events, the Company ceased writing life insurance business in Argentina in early 2002 and began a process of liquidating its life insurance in-force. As of the balance sheet date, approximately three-quarters of such policies had been extinguished.

The International segment reported lower premiums and investment income in 2002 as a result of lower exchange rates for the Argentine peso. In addition, the Company’s Argentine subsidiary reported net gains of $21.7 million in 2002 relating to foreign currency transactions and the settlement of life insurance contracts referred to above. The foreign currency transaction gain represents the net increase in the local currency value of assets (primarily cash and investments) and liabilities (primarily life insurance contracts) denominated in U.S. dollars following the devaluation of the Argentine peso. The gain on surrender of life insurance contracts represents the effect of the negotiated settlement of U.S. dollar life insurance contracts following the enactment of and in accordance with the Economic Emergency and Exchange Reform Law, which required that dollars contracts be converted to pesos.

The Company also reported an unrealized foreign exchange loss of $23.4 million ($15.2 million net of minority interest) in 2002 as a result of the translation of the net assets of its Argentine subsidiary to U.S. dollars. These unrealized foreign exchange losses are reported in other comprehensive income.

30 W. R. BERKLEY CORPORATION AND SUBSIDIARIES

Following is a summary of international results for the past three years (dollars in thousands):

	2002	2001	2000

Underwriting loss	$(4,935)	$(2,854)	$(4,095)
Investment income	5,325	13,993	9,636
Other income (expenses)	(2,147)	1,010	1,050
Realized investment losses	(12,389)	(18,989)	(567)
Foreign currency gains	21,856	758	829

Income (loss) before income taxes and minority interest	$7,710	$(6,082)	$6,853

Income taxes and minority interest

The effective income tax rate was 32% in 2002, 37% in 2001 and 6% in 2000. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income. Tax-exempt investment income decreased the tax expense in 2002 and 2000 and increased the tax benefit in 2001. Minority interest represents the portion of the Company’s international operations held by outside investors.

Liquidity and Capital Resources

Cash Flow Cash flow provided from operating activities (before increase in trading account securities) was $771 million in 2002, $210 million in 2001 and $76 million in 2000. The increase in cash flow in 2002 was primarily due to a higher level of premium collections and a lower paid loss ratio (paid losses expressed as a percentage of premium earned).

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. The Company uses cash to pay debt service, Federal income taxes, operating expenses and dividends. The Company also provides capital to its subsidiaries. Tax payments and management fees from the insurance subsidiaries are made under agreements which generally are subject to approval by state insurance departments. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. (See Note 14 of “Notes to Consolidated Financial Statements.”)

The Company’s subsidiaries are highly liquid, receiving substantial cash from premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal outflows of cash are payments of claims, taxes, operating expenses and dividends.

Financing Activity In November 2002, the Company completed a secondary stock offering of 4.7 million shares of its common stock for which it received net proceeds of $167 million. During 2001, the Company completed two secondary stock offerings under which it issued 10.4 million shares of common stock and received net proceeds of $316 million.

In February 2002, the Company entered into a one year unsecured bank credit facility which provided for borrowing up to $25 million. The credit facility was not drawn upon and expired on February 27, 2003.

At December 31, 2002, the Company’s outstanding debt was $366 million (face amount). The maturities of the debt are $61 million in 2003, $40 million in 2005, $100 million in 2006, $89 million in 2008 and $76 million in 2022. The Company also has $200 million (face amount) of trust preferred securities that mature in 2045.

At December 31, 2002, stockholders’ equity was $1,335 million and total capitalization (stockholders’ equity, long-term debt and trust preferred securities) was $1,896 million. The percentage of the Company’s capital attributable to long-term debt decreased to 19% at December 31, 2002 from 25% at December 31, 2001.

During the first quarter of 2003, the Company issued $200 million (face amount) of ten year 5.875% senior notes and repaid $61 million of maturing debt.

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

The carrying value of the Company’s investment portfolio as of December 31, 2002 and 2001 is as follows (amounts in millions):

	2002	2001

Cash and cash equivalents	$594,183	$534,087
Fixed maturity securities	3,511,522	2,455,790
Equity securities available for sale	205,372	105,789
Trading account(a)	306,836	506,008
Other investments	45,187	5,912

Total	$4,663,100	$3,607,586

(a)	Represents trading account equity securities plus trading account receivables from brokers and clearing organizations less trading account equity securities sold but not yet purchased.

Fixed maturities The Company’s investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, active management of the portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations. At December 31, 2002, the fixed maturities portfolio mix was as follows: U.S. Government securities and cash equivalents were 32% (35% in 2001); state and municipal securities were 25% (20% in 2001); corporate securities were 16% (19% in 2001); mortgage- backed securities were 23% (22% in 2001); and foreign bonds were 4% in 2002 and 2001.

Equity securities available for sale Equity securities available for sale represent primarily investments in common and preferred stocks of publicly traded real estate investment trusts (REITs).

Trading account The trading account is comprised of direct investments in merger arbitrage securities and investments in limited partnerships that specialize in merger arbitrage and convertible arbitrage strategies. Merger arbitrage, is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differentials between these securities and their underlying equities. The Company reduced its trading account investment to $307 million at December 31, 2002 from $506 million at December 31, 2001.

Other investments Other investments primarily include the Company’s 20.1% interest in Kiln plc, which was acquired in 2002 for approximately $29 million. Kiln plc is based in the U.K. and conducts international insurance and reinsurance underwriting through Lloyd’s syndicates.

Market Risk The Company’s market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company’s investment portfolio as a result of fluctuations in prices and interest rates. In addition, the Company’s inter- national businesses and foreign securities are subject to currency exchange rate risk. As discussed above, the Company attempts to manage its interest rate risk by maintaining an appropriate relation- ship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

The principal market risk for the Company’s fixed maturity securities is interest rate risk. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. The following table outlines the groups of fixed maturity securities and the components of the interest rate risk at December 31, 2002:

	Market	Effective	FairValue
Group	Yield	Duration	(000’s)

Cash and cash equivalents	1.00%	0.22	$594,183

U. S. Government securities	2.95	5.01	725,653

State and municipal	3.84	6.77	1,025,818

Corporate	6.41	5.25	674,904

Foreign	5.77	4.38	159,846

Mortgage-backed securities	5.19	4.99	947,055

Total	4.06	4.77	$4,127,459

Duration is a common gauge of the price sensitivity of a fixed income portfolio to a change in interest rates. Based upon a pricing model, the Company determines the estimated change in fair value of the fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securities static. The fair value at specified levels at December 31, 2002 would be as follows:

	Estimated Fair	Estimated
	Value of Financial	Change in
	Instruments	Fair Value
Change in interest rates	(000’s)	(000’s)

300 basis point rise	$3,628,110	$(499,439)

200 basis point rise	3,803,416	(324,133)

100 basis point rise	3,972,007	(155,542)

Base scenario	4,127,549	—

100 basis point decline	4,293,710	166,161

200 basis point decline	4,499,913	372,364

300 basis point decline	4,709,043	581,494

32 W. R. BERKLEY CORPORATION AND SUBSIDIARIES

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

The Company’s international businesses and foreign securities are subject to foreign currency risk. In order to mitigate foreign currency risks, the foreign subsidiaries maintain a portion of their investments in U. S. Dollar-denominated securities.

Federal and Foreign Income Taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in the countries of its overseas operations. At December 31, 2002, the Company had a deferred tax asset of $213 million (which primarily relates to loss reserves and unearned premium reserves) and a deferred tax liability of $192 million (which primarily relates to deferred policy acquisition costs, unrealized investment gains and intangible assets). The realization of the deferred tax asset is dependent upon the Company’s ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

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

The largest net amount retained on any one risk is $12 million for excess workers’ compensation risks and $5 million for all other primary property casualty risks. The Company also maintains group catastrophe reinsurance that provides protection for losses above $6 million up to $55 million and contingency clash reinsurance that provides protection for losses above $2 million up to $20 million. In addition, the Company generally purchases facultative coverage for exposures or limits falling outside its treaty protection.

Effective January 1, 2001, the Company entered into a multi-year aggregate reinsurance agreement that provides two types of reinsurance coverage. The first type of coverage provides protection for individual losses on an excess of loss or quota share basis, as specified for each class of business covered by the agreement. The second type of coverage provides aggregate accident year protection for our reinsurance segment for loss and loss adjustment expenses incurred above a certain level. Loss recoveries are subject to annual limits and an aggregate limit over the contract period. The agreement contains a profit sharing provision under which the Company can recover a portion of premiums paid to the reinsurer if certain profit conditions are met.

Recent Developments

In March 2003, the Company announced that it intends to form a United Kingdom authorized insurance company. It is expected that the enterprise will be London-based and will specialize in principally U.K. domestic casualty risks. It is anticipated that the company will commence operations in the third quarter of 2003, subject to regulatory approval.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)

Years ended December 31,	2002	2001	2000

Revenues:
Net premiums written	$2,710,490	$1,858,096	$1,506,244
Change in net unearned premiums	(457,963)	(177,627)	(15,230)

Premiums earned	2,252,527	1,680,469	1,491,014
Net investment income	187,875	195,021	210,448
Service fees	86,095	75,771	68,049
Realized investment gains (losses)	15,214	(12,252)	7,535
Foreign currency gains	21,856	758	829
Other income	2,517	2,030	3,412

Total revenues	2,566,084	1,941,797	1,781,287
Operating costs and expenses:
Losses and loss expenses	1,463,971	1,380,500	1,094,411
Other operating costs and expenses	797,205	663,776	596,579
Interest expense	45,475	45,719	47,596
Restructuring charges	—	3,196	1,850

Total expenses	2,306,651	2,093,191	1,740,436
Income (loss) before income taxes	259,433	(151,394)	40,851
Income tax (expense) benefit	(84,139)	56,661	(2,451)

Income (loss) before minority interest	175,294	(94,733)	38,400
Minority interest	(249)	3,187	(2,162)

Net income (loss)	$175,045	$(91,546)	$36,238

Earnings (loss) per share:
Basic	$3.44	$(2.09)	$.94

Diluted	$3.31	$(2.09)	$.93

See accompanying notes to consolidated financial statements.

34 W. R. BERKLEY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

December 31,	2002	2001

Assets
Investments:
Cash and cash equivalents	$594,183	$534,087
Fixed maturity securities	3,511,522	2,455,790
Equity securities available for sale	205,372	105,789
Equity securities trading account	165,642	211,291
Other Investments	45,187	5,912

Total Investments	4,521,906	3,312,869

Premiums and fees receivable	822,060	537,814
Due from reinsurers, net of funds withheld	734,687	716,398
Accrued investment income	46,334	35,926
Prepaid reinsurance premiums	164,284	103,667
Deferred policy acquisition costs	308,200	224,110
Real estate, furniture and equipment	135,488	118,344
Deferred Federal and foreign income taxes	20,585	99,921
Goodwill	59,021	59,021
Trading account receivable from brokers and clearing organizations	177,309	351,707
Other assets	41,449	73,732

Total Assets	$7,031,323	$5,633,509

Liabilities and Stockholders’ Equity
Liabilities:
Reserves for losses and loss expenses	$3,210,632	$2,817,682
Unearned premiums	1,390,246	879,640
Due to reinsurers	184,912	139,322
Trading account securities sold but not yet purchased	36,115	56,990
Other liabilities	294,334	215,220
Debt	362,985	370,554

Total Liabilities	5,479,224	4,479,408

Trust preferred securities	198,251	198,210
Minority interest	18,649	24,296

Stockholders’ equity:
Preferred stock, par value $.10 per share:
Authorized 5,000,000 shares, issued and outstanding – none	—	—
Common stock, par value $.20 per share:
Authorized 80,000,000 shares, issued and outstanding, net of treasury shares, 55,223,448 and 49,860,774 shares	13,934	12,991
Additional paid-in capital	823,190	654,936
Retained earnings	623,651	467,185
Accumulated other comprehensive income	104,603	37,340
Treasury stock, at cost, 14,446,102 and 15,094,992 shares	(230,179)	(240,857)

Total Stockholders’ Equity	1,335,199	931,595

Total Liabilities and Stockholders’ Equity	$7,031,323	$5,633,509

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Dollars in thousands, except per share data)

Years ended December 31, 2002, 2001 and 2000

		Preferred
		and common		Accumulated
	Total	stock and		other
	stockholders’	additional	Retained	comprehensive	Treasury
	equity	paid-in capital	earnings	income (loss)	stock

Balance, December 31, 1999	$591,778	$338,921	$551,401	$(44,500)	$(254,044)

Net income	36,238	—	36,238	—	—
Change in other comprehensive income (loss)	63,871	—	—	63,871	—
Issuance of common shares	9,323	2,421	—	—	6,902
Purchase of treasury stock	(7,020)	—	—	—	(7,020)
Dividends to common stockholders ($.36 per share)	(13,294)	—	(13,294)	—	—

Balance, December 31, 2000	680,896	341,342	574,345	19,371	(254,162)
Net loss	(91,546)	—	(91,546)	—	—
Change in other comprehensive income (loss)	17,969	—	—	17,969	—
Issuance of common shares	340,892	326,585	—	—	14,307
Purchase of treasury stock	(1,002)	—	—	—	(1,002)
Dividends to common stockholders ($.36 per share)	(15,614)	—	(15,614)	—	—

Balance, December 31, 2001	931,595	667,927	467,185	37,340	(240,857)
Net income	175,045	—	175,045	—	—
Change in other comprehensive income (loss)	67,263	—	—	67,263	—
Issuance of common shares	179,946	169,197	—	—	10,749
Purchase of treasury stock	(71)	—	—	—	(71)
Dividends to common stockholders ($.36 per share)	(18,579)	—	(18,579)	—	—

Balance, December 31, 2002	$1,335,199	$837,124	$623,651	$104,603	$(230,179)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in thousands)

	2002	2001	2000

Net income (loss) attributable to common stockholders	$175,045	$(91,546)	$36,238

Other comprehensive income (loss)
Unrealized holding gains on investment securities arising
during the period, net of taxes of $37,964, $(7,328) and $(37,762)	94,266	15,299	70,129
Reclassification adjustment for realized investment and foreign currency (gains) losses
included in net income (loss)	(21,333)	2,887	(5,436)
Change in unrealized foreign exchange (losses)	(5,670)	(217)	(822)

Other comprehensive income	67,263	17,969	63,871

Comprehensive income (loss)	$242,308	$(73,577)	$100,109

See accompanying notes to consolidated financial statements.

36 W. R. BERKLEY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

Years ended December 31,	2002	2001	2000

Cash flows provided by (used in) operating activities:
Net income (loss) before minority interest	$175,294	$(94,733)	$38,400
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Increase in reserves for losses and loss expenses, net of due to/from reinsurers	410,612	336,141	69,417
Depreciation and amortization	17,254	17,625	21,700
Change in unearned premiums and prepaid reinsurance premiums	448,221	178,505	14,974
Change in premiums and fees receivable	(278,372)	(153,175)	(35,356)
Change in Federal and foreign income taxes	67,219	(71,142)	2,138
Change in deferred policy acquisition costs	(84,090)	(40,882)	(13,883)
Realized investment and foreign currency (gains) losses	(37,070)	11,494	(8,364)
Other, net	51,974	26,084	(12,692)

Net cash provided by operating activities before increase in trading account securities	771,042	209,917	76,334
Change in trading account securities	188,068	(57,973)	(89,609)

Net cash provided by (used in) operating activities	959,110	151,944	(13,275)

Cash flows provided by (used in) investing activities:
Proceeds from sales, excluding trading account:
Fixed maturity securities	662,144	532,861	725,961
Equity securities	71,688	64,038	48,079
Proceeds from maturities and prepayments of fixed maturity securities	291,031	189,961	142,636
Cost of purchases, excluding trading account:
Fixed maturity securities	(1,837,114)	(933,084)	(773,804)
Equity securities	(206,238)	(82,509)	(70,988)
Proceeds (cost) of acquired/sold companies, net of acquired cash and invested cash	(2,053)	3,215	2,187
Net additions to real estate, furniture and equipment	(36,570)	(22,076)	(7,529)
Other, net	26,722	11,303	1,176

Net cash provided by (used in) investing activities	(1,030,390)	(236,291)	67,718

Cash flows provided by (used in) financing activities:
Net proceeds from stock offering	166,960	315,840	—
Net proceeds from stock options exercised	12,986	25,052	9,324
Repurchase of long-term debt	(8,000)	—	(25,000)
Net change in short-term debt	—	(10,000)	(25,000)
Cash dividends to common stockholders	(17,872)	(14,707)	(12,701)
Purchase of common treasury shares	(71)	(1,002)	(7,020)
Other, net	(22,627)	(5,880)	(389)

Net cash provided by (used in) financing activities	131,376	309,303	(60,786)

Net increase (decrease) in cash and cash equivalents	60,096	224,956	(6,343)
Cash and cash equivalents at beginning of year	534,087	309,131	315,474

Cash and cash equivalents at end of year	$594,183	$534,087	$309,131

Supplemental disclosure of cash flow information:
Interest paid on debt	$45,447	$45,241	$48,053

Federal income taxes (received) paid	$19,381	$10,644	$(1,079)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2002, 2001 and 2000

(1) Summary of Significant Accounting Policies

(A)  Principles of consolidation and basis of presentation

The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the “Company”), have been prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2001 and 2000 financial statements to conform them to the presentation of the 2002 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates. The international segment’s activities are reported in the Company’s financial statements on a one quarter lag to facilitate the timely completion of the consolidated financial statements.

(B)  Revenue recognition

Premiums written are recorded at the inception of the policy. Reinsurance premiums written are estimated based upon information received from ceding companies and subsequent differences arising on such estimates are recorded in the period they are determined. Insurance premiums are earned ratably over the term of the policy. Fees for service are earned over the contract period.

(C)  Cash equivalents

Cash equivalents consist of funds invested in money market accounts and investments with a maturity of three months or less when purchased.

(D)  Investments

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

     Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale. The cost of securities is adjusted where appropriate to include a provision for significant decline in value which is considered to be other than temporary. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in market value and there are no mitigating circumstances. The Company uses the specific identification method where possible, and the first-in, first-out method in other instances, to determine the cost of securities sold. Realized gains or losses, including any provision for decline in value, are included in the statement of operations.

     Other investments consist of the Company’s 20.1% interest in Kiln plc and its interests in certain investment funds and limited partnerships. Other investments are carried under the equity method of accounting. Under this method, the Company reports its share of the income or loss from such investments in its result for the period.

(E)  Trading account

Assets and liabilities related to direct investments in arbitrage securities and investments in arbitrage-related limited partnerships are classified as trading account securities. Long portfolio positions and partnership interests are presented in the balance sheet as equity securities trading account. Short sales and short call options are presented as trading securities sold but not yet purchased. Unsettled trades and the net margin balances held by the clearing broker are presented as trading account receivable from brokers and clearing organizations. The Company’s trading account portfolio is recorded at fair value. Realized and unrealized gains and losses from trading activity are reported as net investment income.

(F)  Per share data

All share data have been retroactively adjusted to reflect a three-for-two common stock split which was effected on July, 2, 2002. Basic per share data is based upon the weighted average number of shares outstanding during the year. Diluted per share data reflects the potential dilution that would occur if employee stock-based compensation plans were exercised. Shares issued in connection with loans to shareholders are excluded from basic per share data. There were no such loans as of December 31, 2002.

38 W. R. BERKLEY CORPORATION AND SUBSIDIARIES

(G)  Deferred policy acquisition costs

Acquisition costs (primarily commissions and premium taxes) incurred in writing insurance and reinsurance business are deferred and amortized ratably over the terms of the related contracts. Deferred policy acquisition costs are limited to the amounts estimated to be recoverable from the applicable unearned premiums and the related anticipated investment income by giving effect to anticipated losses, loss expenses and other expenses necessary to maintain the contracts in force.

(H)  Reserves for losses and loss expenses

Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in results of operations in the period in which they are determined. The Company discounts its reserves for excess and assumed workers’ compensation claims using a risk-free or statutory rate. (See Note 9 of Notes to Consolidated Financial Statements.)

(I)  Reinsurance ceded

Ceded unearned premiums are reported as prepaid reinsurance premiums and estimated amounts of reinsurance recoverable on unpaid losses are included in due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge the liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided reserves for estimated uncollectible reinsurance.

(J)  Federal and foreign income taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has overseas operations.

     The Company’s method of accounting for income taxes is the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse.

(K)  Stock options

The Company has a stock-based employee compensation plan, which is described more fully in Note 19. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

	2002	2001	2000

Net income (loss), as reported	$175,045	$(91,546)	$36,238
Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4,534)	(3,008)	(2,907)

Pro forma net income (loss)	170,511	(94,554)	33,331

Earnings per share:
Basic-as reported	3.44	(2.09)	.94
Basic-pro forma	3.35	(2.16)	.87
Diluted-as reported	3.31	(2.09)	.93
Diluted-pro forma	3.22	(2.16)	.85

     The fair value of the options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2002 and 2001, respectively: (a) dividend yield of 1%, (b) expected volatility of 26.8%, (c) risk-free interest rates of 4.89% and 5.01% and (d) expected life of 7.16 years.

     Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement 123. These provisions will be applied prospectively to all employee awards granted, modified, or settled on or after January 1, 2003.

(L)  Foreign currency

Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity’s functional currency) are included in the statement of operations. Unrealized gains or losses (losses of $10,061,000 and $4,391,000 as of December 31, 2002 and 2001, respectively) resulting from translating the results of non-U.S. dollar denominated operations and investment securities are reported as accumulated other comprehensive income. Revenues and expenses denominated in currencies other than U.S. dollars are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

(M)  Real estate, furniture and equipment

Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $19,426,000, $16,349,000 and $17,704,000 for 2002, 2001 and 2000, respectively.

(N)  Comprehensive Income (loss)

Comprehensive income (loss) encompasses all changes in stockholders’ equity (except those arising from transactions with stockholders) and includes net income, net unrealized gains or losses on available-for-sale securities and unrealized foreign currency translation adjustments.

(O)  Goodwill and other intangible assets

The Company adopted FASB Statement No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002. Under Statement 142, goodwill is no longer amortized and is evaluated periodically for other than temporary declines in value. The Company also adopted FASB Statement No. 141, “Business Combinations,” effective January 1, 2002. In accordance with Statement 141, the Company reclassified $5 million of intangible assets, net of accumulated amortization, from goodwill to other assets as of January 1, 2002. The December 31, 2001 consolidated balance sheet was changed to reflect this reclassification. A reconciliation of the reported net income (loss) to adjusted net income (loss) had Statement 142 and Statement 141 been applied as of January 1, 2000 follows (amount in thousands, except per share data):

	2001	2000

Net income (loss)	$(91,546)	$36,238
Add back goodwill amortization (net of tax)	3,686	2,816

Adjusted net income (loss)	(87,860)	39,054

Earnings (loss) per share:
Basic-as reported	(2.09)	0.94
Basic-pro forma	(2.01)	1.02
Diluted-as reported	(2.09)	0.93
Diluted-pro forma	(2.01)	1.00

(P)  Recent accounting pronouncements

In June 2002, the FASB issued Statement No. 146, “Accounting for Cost Associated with Exit or Disposal Activities”, which is effective for exit and disposal activities that are initiated after December 31, 2002. The adoption of Statement 146 will not have a material impact on the Company’s results of operations or financial condition.

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” Interpretation 46 requires variable interest entities to be consolidated by their primary beneficiaries. The adoption of Interpretation 46 will not have a material impact on the Company’s financial condition or results of operations.

(2) Acquisitions and Asset Sales

During 2002, 2001 and 2000, business acquisitions were completed for an aggregate consideration of approximately $3,730,000, $3,780,000 and $338,000, respectively. The acquisitions were accounted for as purchases and, accordingly, the results of operations of the companies have been included from the respective dates of acquisition. Pro forma results of operations have been omitted as such effects are not significant.

     Net assets of the acquired companies for 2002, 2001 and 2000 were as follows: goodwill of $44,000, $1,151,000 and $47,000; and other net assets of $3,774,000, $4,931,000 and $385,000, respectively.

     During 2001, the Company reported a realized gain of $554,000 from the sale of inactive companies. During 2000, the Company sold the assets of All American Agency Facilities Inc. (“All American”), a managing general agency, and reported a realized gain of $3,179,000. All American’s revenues and operating profits (losses) were $1,819,000 and ($638,000) in 2000, and $7,480,000 and $381,000 in 1999.

40 W. R. BERKLEY CORPORATION AND SUBSIDIARIES

(3) Investments in fixed maturity securities

At December 31, 2002 and 2001, investments in fixed maturity securities were as follows:
(Dollars in thousands)

		Gross	Gross
	Amortized	unrealized	unrealized	Fair	Carrying
Type of investment	Cost	gains	losses	value	value

December 31, 2002
Held to maturity:
State and municipal	$54,600	$9,018	$(101)	$63,517	$54,600
Corporate	6,384	875	—	7,259	6,384
Mortgage-backed securities	144,872	11,968	(6)	156,834	144,872

Total held to maturity	205,856	21,861	(107)	227,610	205,856

Available for sale:
United States Government and government agency	679,323	46,330	—	725,653	725,653
State and municipal	918,534	44,498	(731)	962,301	962,301
Corporate	629,639	43,804	(5,798)	667,645	667,645
Mortgage-backed securities	752,148	40,240	(2,167)	790,221	790,221
Foreign	150,349	9,879	(382)	159,846	159,846

Available for sale	3,129,993	184,751	(9,078)	3,305,666	3,305,666

Total investment in fixed maturity securities	$3,335,849	$206,612	$(9,185)	$3,533,276	$3,511,522

December 31, 2001
Held to maturity:
State and municipal	$48,618	$4,438	$(155)	$52,901	$48,618
Corporate	11,331	790	—	12,121	11,331
Mortgage-backed securities	96,515	6,022	—	102,537	96,515

Total held to maturity	156,464	11,250	(155)	167,559	156,464

Available for sale:
United States Government and government agency	506,067	22,282	(1,726)	526,623	526,623
State and municipal	540,081	12,936	(5,358)	547,659	547,659
Corporate	537,680	18,604	(4,472)	551,812	551,812
Mortgage-backed securities	551,082	13,843	(3,240)	561,685	561,685
Foreign	106,411	5,617	(481)	111,547	111,547

Total available for sale	2,241,321	73,282	(15,277)	2,299,326	2,299,326

Total investment in fixed maturity securities	$2,397,785	$84,532	$(15,432)	$2,466,885	$2,455,790

The amortized cost and fair value of fixed maturity securities at December 31, 2002, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

(Dollars in thousands)

	Cost	Fair value

Due in one year or less	$107,770	$109,117
Due after one year through five years	556,988	595,627
Due after five years through ten years	849,023	897,647
Due after ten years	925,048	983,829
Mortgage-backed securities	897,020	947,056

Total	$3,335,849	$3,533,276

At December 31, 2002 and 2001, there were no investments, other than investments in United States government securities, which exceeded 10% of stockholders’ equity. At December 31, 2002, investments with a carrying value of $218 million were on deposit with state insurance departments as required by state laws; investments with a carrying value of $22 million were held in trust for policyholders; and investments with a carrying value of $31 million were deposited at Lloyd’s in support of underwriting activities. The Company had contingent liabilities regarding irrevocable undrawn letters of credit supporting reinsurance business of $22 million at December 31, 2002. The Company has pledged investments with a carrying value of $31 million as collateral to support this commitment.

(4) Investments in Equity Securities Available for Sale

At December 31, 2002 and 2001, investments in equity securities were as follows:
(Dollars in thousands)

		Gross	Gross
	Amortized	unrealized	unrealized	Fair	Carrying
Type of investment	Cost	gains	losses	value	value

December 31, 2002
Common stocks	$103,576	$3,606	$(5,570)	$101,612	$101,612
Preferred stocks	99,812	4,626	(678)	103,760	103,760

Total	203,388	8,232	(6,248)	205,372	205,372

December 31, 2001
Common stocks	25,819	3,587	(502)	28,904	28,904
Preferred stocks	73,867	3,485	(467)	76,885	76,885

Total	$99,686	$7,072	$(969)	$105,789	$105,789

(5) Trading Account

     At December 31, 2002 and 2001, the arbitrage trading account was as follows:
(Dollars in thousands)

		Gross	Gross
	Amortized	unrealized	unrealized	Fair	Carrying
Type of investment	Cost	gains	losses	value	value

December 31, 2002
Direct equity securities	$72,217	$890	$(3,373)	$69,734	$69,734
Arbitrage-related partnerships	95,908	—	—	95,908	95,908

Total equity securities trading account	168,125	890	(3,373)	165,642	165,642

Receivables from brokers	177,309	—	—	177,309	177,309
Securities sold but not yet purchased	(38,347)	2,870	(638)	(36,115)	(36,115)

Total trading account	$307,087	$3,760	$(4,011)	$306,836	$306,836

December 31, 2001
Direct equity securities	$117,891	$2,951	$(4,881)	$115,961	$115,961
Arbitrage-related partnerships	95,330	—	—	95,330	95,330

Total equity securities trading account	213,221	2,951	(4,881)	211,291	211,291

Receivables from brokers	351,707	—	—	351,707	351,707
Securities sold but not yet purchased	(58,331)	3,482	(2,141)	(56,990)	(56,990)

Total trading account	$506,597	$6,433	$(7,022)	$506,008	$506,008

The primary focus of the trading account is merger and convertible arbitrage. Merger arbitrage is the business of convertible investing in the securities of publicly held companies that are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differences between their securities and their underlying equities. Arbitrage investing differs from other types of investments in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general financial market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales.

     The arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. Therefore, just as long portfolio positions may incur losses during market declines, hedge positions may also incur losses during market advances. As of December 31, 2002, the notional amount of long option contracts outstanding was $17,230,000 and of short option contracts outstanding was $17,806,000.

42 W. R. BERKLEY CORPORATION AND SUBSIDIARIES

(6) Other Investments

Other investments include the Company’s 20.1% interest in Kiln plc, which was acquired in 2002 for approximately $29 million. Kiln plc is based in the U.K. and conducts international insurance and reinsurance underwriting through Lloyd’s syndicates. The Company’s investment in Kiln plc is reported under the equity method of accounting. The Company’s share of the earnings of Kiln plc is reported on a one quarter lag in order to facilitate the timely completion of the consolidated financial statements. The equity in earnings of Kiln plc was $687,000 for the year ended December 31, 2002. The Company also entered into qualifying quota share reinsurance agreements with two Lloyd’s syndicates managed by Kiln plc. Net premiums written under these quota share agreements were $121 million in 2002.

(7) Investment Income

Investment income consists of the following:

(Dollars in thousands)	2002	2001	2000

Investment income earned on:
Fixed maturity securities	$182,762	$162,751	$152,765
Equity securities available for sale	12,552	6,754	6,448
Trading account(a)	3,425	16,604	40,131
Other investments	4,409	2,952	2,651
Cash and cash equivalents	5,899	14,715	14,771
Other	1,853	2,880	3,189

Gross investment income	210,900	206,656	219,955
Interest on funds held under reinsurance treaties and investment expenses	(23,025)	(11,635)	(9,507)

Net investment income	$187,875	$195,021	$210,448

(a)	Investment income earned from net trading account activity includes realized and unrealized gains and losses. Unrealized trading losses were $1,155,000 and $2,519,000 for 2002 and 2001, respectively, and unrealized trading gains were $1,899,000 for 2000.

(8) Realized gains and losses

Realized gains (losses) and the change in difference between fair value and cost of investments, before applicable income taxes, are as follows:

(Dollars in thousands)	2002	2001	2000

Realized gains (losses):
Fixed maturity securities(a)	$27,446	$6,706	$(2,573)
Equity securities	6,603	7,755	9,420
Provision for other than temporary impairment(b):
Fixed maturity securities	(16,155)	(26,511)	(3,299)
Equity securities	(2,680)	(109)	—
Other	—	(93)	3,987

	15,214	(12,252)	7,535

Change in difference between fair value and cost of investments, not including trading securities:
Fixed maturity securities	128,327	32,452	108,938
Equity securities	(4,139)	(1,175)	335

	124,188	31,277	109,273

Total	$139,402	$19,025	$116,808

(a)	During 2002, 2001 and 2000, gross gains of $39,494,000, $13,033,000 and $11,586,000, respectively, and gross losses of $12,048,000, $6,327,000 and $14,159,000, respectively, were realized.

(b)	The 2002 provision for other than temporary impairment reflected a second quarter charge of $10 million for Argentine sovereign bonds (see note 21) and a fourth quarter charge of $9 million for other investments, including $6 million of securities issued by Dynegy Inc. The 2001 provision for other then temporary impairment reflected the write-down of Argentine sovereign bonds and other securities.

(9) Reserves for Losses and Loss Expenses

The table below provides a reconciliation of the beginning and ending reserve balances on a gross of reinsurance basis:

(Dollars in thousands)	2002	2001	2000

Net reserves at beginning of year	$2,033,293	$1,818,049	$1,723,865

Net provision for losses and loss expenses:(a)
Claims occurring during the current year	1,288,071	1,140,622	1,047,060
Increase (decrease) in estimates for claims occurring in prior years	173,732	211,344	14,042
Net decrease (increase) in discount for prior years	(4,549)	8,717	11,530

	1,457,254	1,360,683	1,072,632

Net payments for claims
Current year	373,541	443,802	394,401
Prior years	793,765	701,637	584,047

	1,167,306	1,145,439	978,448

Net reserves at end of year	2,323,241	2,033,293	1,818,049
Ceded reserves at end of year	844,684	730,557	657,756

Gross reserves at end of year	3,167,925	2,763,850	2,475,805
Policyholder benefits on life insurance contracts	42,707	53,832	58,112

	$3,210,632	$2,817,682	$2,533,917

(a)	The net provision for loss and loss expenses excludes changes in reserves for policyholder benefits on life insurance contracts of $6,717,000, $19,817,000 and $21,779,000 as of December 31, 2002, 2001 and 2000,respectively.

     Net losses and loss expenses for 2002 were impacted by $173,732,000 of prior year reserve increases principally in the reinsurance and specialty segments. The increase in prior year reinsurance reserves related to the 1998 to 2000 underwriting years, primarily for workers’ compensation and fidelity and surety lines. The increase in prior year specialty reserves was due primarily to professional liability business written in the 1999 to 2000 underwriting years, including nursing homes, directors and officers and lawyers liability. Loss and loss adjustment expenses for 2001 were impacted by $211,344,000 of prior year reserve development primarily as a result of reserve increases for the discontinued alternative markets reinsurance division and the treaty reinsurance business.

     The Company discounts its liabilities for excess and assumed workers’ compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company’s loss payout experience and is supplemented with data compiled from insurance companies writing similar business. Changes in the expected loss and loss expense payout pattern are recorded in the period they are determined. The liabilities for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve for non-proportional business, and at the statutory rate for proportional business. The discount rates range from 3.9% to 6.5% with a weighted average discount rate of 5.3%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $293,000,000, $243,000,000 and $223,000,000 at December 31, 2002, 2001 and 2000, respectively. For statutory purposes, the Company uses a discount rate of 3.9% as permitted by the Department of Insurance of the State of Delaware.

     To date, known asbestos and environmental claims at the insurance company subsidiaries have not had a material impact on the Company’s operations. Environmental claims have not materially impacted the Company because its subsidiaries generally did not insure larger industrial companies which are subject to significant environmental exposures.

     The Company’s net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $28,509,000 and $24,794,000 at December 31, 2002 and 2001, respectively. The Company’s gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $47,637,000 and $43,405,000 at December 31, 2002 and 2001, respectively. Net incurred losses and loss expenses (recoveries) for reported asbestos and environmental claims were approximately $6,652,000, $(4,503,000) and $1,602,000 in 2002, 2001 and 2000, respectively. Net paid losses and loss expenses were approximately $2,938,000, $125,000, and $3,123,000 in 2002, 2001 and 2000, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

44 W. R. BERKLEY CORPORATION AND SUBSIDIARIES

(10) Reinsurance Ceded

The Company reinsures a portion of its exposures principally to reduce net liability on individual risks and to protect against catastrophic losses. The following amounts arising under reinsurance ceded contracts have been deducted in arriving at the amounts reflected in the statement of operations:

(Dollars in thousands)	2002	2001	2000

Ceded premiums earned:
Aggregate reinsurance agreement:
Individual losses	$84,238	$16,585	$—
Aggregate losses	25,000	30,000	—

Total	109,238	46,585	—
Other reinsurance contracts	346,023	299,574	301,835

	$455,261	$346,159	$301,835

Ceded losses incurred:
Aggregate reinsurance agreement:
Individual losses	$49,164	$5,441	$—
Aggregate losses	45,000	54,000	—

Total	94,164	59,441	—
Other reinsurance contracts	241,162	274,470	267,804

	$335,326	$333,911	$267,804

     Effective January 1, 2001, the Company entered into a multi-year aggregate reinsurance agreement that provides two types of reinsurance coverage. The first type of coverage provides protection for individual losses on an excess of loss or quota share basis, as specified for each class of business covered by the agreement. The second type of coverage provides aggregate accident year protection for our reinsurance segment for loss and loss adjustment expenses incurred above a certain level. Loss recoveries are subject to annual limits and an aggregate limit over the contract period. The agreement contains a profit sharing provision under which the Company can recover a portion of premiums paid to the reinsurer if certain profit conditions are met. Based on its estimate of expected profits under the contract, the Company accrued return premiums of $20 million in 2002 (none in 2001). As of December 31, 2002, funds held by the Company under the aggregate reinsurance agreement exceeded the amount recoverable from the reinsurer for losses and loss adjustment expenses.

     Certain of the Company’s reinsurance agreements, including the aggregate reinsurance agreement, are structured on a funds held basis, whereby the Company retains some or all of the ceded premiums in a separate account that is used to fund ceded losses as they become due from the reinsurance company. Interest is credited to reinsurers for funds held on their behalf at rates ranging from 7.0% to 8.9% of the account balances, as defined under the agreements. Interest credited to reinsurers, which is reported as a reduction of net investment income, was $21 million in 2002, $12 million in 2001 and $10 million in 2000.

(11) Debt

Debt consists of the following:

(Dollars in thousands)			2002		2001

Description	Rate	Maturity	Face Value	Carrying Value	Carrying Value

Senior Subordinated Notes	6.50%	January 1, 2003	$35,793	$35,793	$35,793
Senior Notes	6.71%	March 4, 2003	25,000	24,997	24,976
Note Payable	(1)	January 1, 2002	—	—	8,000

Current Installments Due			60,793	60,790	68,769
Senior Notes	6.375%	April 15, 2005	40,000	39,919	39,885
Senior Notes	6.25%	January 15, 2006	100,000	99,566	99,442
Senior Notes	9.875%	May 15, 2008	88,800	87,010	86,774
Senior Debentures	8.70%	January 1, 2022	76,503	75,700	75,684

			$366,096	$362,985	$370,554

(1)	Floating rate equal to Libor plus 50 basis points.

The difference between the face value of debt and the carrying value is unamortized discount. All of this outstanding debt is not redeemable until maturity.

     During the first quarter of 2003 , the Company issued $200 million (face amount) of ten year 5.875% senior notes and repaid $61 million of maturing debt.

(12)  Trust Preferred Securities

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

     The Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part, on the stated maturity date, upon repayment of the Junior Subordinated Debentures, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the Junior Subordinated Debentures by the Company upon the occurrence and continuation of a certain event and (iii) in whole or in part, on or after December 15, 2006, contemporaneously with the optional prepayment by the Company of Junior Subordinated Debentures. The liability for Trust Preferred Securities is reported net of $10 million (face amount) of Trust Preferred Securities owned by a subsidiary of the Company.

(13)  Federal and Foreign Income Taxes

Federal and foreign income tax expense (benefit) consists of:

(Dollars in thousands)	2002	2001	2000

Current expense	$44,694	$2,068	$2,574
Deferred expense (benefit)	39,445	(58,729)	(123)

Total expense (benefit)	$84,139	$(56,661)	$2,451

A reconciliation of Federal and foreign income tax expense (benefit) and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

(Dollars in thousands)	2002	2001	2000

Computed “expected” tax expense (benefit)	$90,802	$(52,988)	$14,298
Tax-exempt investment income	(9,051)	(8,045)	(13,543)
Change in valuation allowance	(3,275)	3,100	—
Other, net	5,663	1,272	1,696

Total expense (benefit)	$84,139	$(56,661)	$2,451

At December 31, 2002 and 2001, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(Dollars in thousands)	2002	2001

Deferred Tax Asset
Loss reserve discounting	$97,522	$74,952
Unearned premiums	85,535	52,844
Net operating loss carryforward	1,773	53,005
Alternative minimum tax credit carryforward	11,510	28,420
Other	23,104	18,362

Gross deferred tax asset	219,444	227,583
Less valuation allowance	(6,825)	(10,100)

Deferred tax asset	212,619	217,483

Deferred Tax Liability
Amortization of intangibles	7,844	7,766
Deferred policy acquisition costs	107,135	76,090
Deferred taxes on unrealized investment gains	59,898	18,238
Depreciation	8,318	7,790
Other	8,839	7,678

Deferred tax liability	192,034	117,562

Net deferred tax asset	$20,585	$99,921

Federal income tax expense (benefit) applicable to realized investment gains (losses) was $13,817,000, $(2,478,000), $2,928,000 in 2002, 2001 and 2000, respectively. The Company had a current income tax payable of $8,314,000 at December 31, 2002 and a current income tax receivable of $16,179,000 at December 31, 2001. At December 31, 2002, the Company had foreign net operating loss carryforwards of $5,066,000, which expire from 2002 and 2006. The net change in the valuation allowance is primarily related to the foreign net operating loss carryforwards. The Company’s tax returns through December 31, 2000 have been reviewed by the Internal Revenue Service.

     The realization of the deferred tax asset is dependent upon the Company’s ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this net asset.

46 W. R. BERKLEY CORPORATION AND SUBSIDIARIES

(14)  Dividends from Subsidiaries and Statutory Financial Information

The Company’s insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2002, the maximum amount of dividends which can be paid without such approval is approximately $120 million.

     Combined net income (loss) and policyholders’ surplus of the Company’s consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

(Dollars in thousands)	2002	2001	2000

Net income (loss)	$192,845	$(130,630)	$56,694

Policyholders’ surplus	$1,275,302	$928,367	$862,994

In 2001, the The National Association of Insurance Commissioners (“NAIC”) codified statutory accounting practices. The impact of these changes was an increase of $58 million to our policyholders’ surplus. The significant variances between statutory accounting practices and GAAP are that for statutory purposes, bonds are carried at amortized cost, acquisition costs are charged to operations as incurred, deferred Federal income taxes are subject to limitations, excess and assumed workers compensation reserves are discounted at a 3.9% rate and certain assets designated as “non-admitted assets” are charged against surplus.

     The NAIC has risk-based capital (“RBC”) requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company’s mix of products and its balance sheet. All of the Company’s insurance subsidiaries have an RBC amount above the authorized control level RBC, as defined by the NAIC.. The Company has guaranteed that RBC levels of certain subsidiaries will remain above their authorized control levels.

(15)  Stockholders’ Equity

Common equity The weighted average number of shares used in the computation of basic earnings per share was 50,885,000, 43,708,000 and 38,448,000 for 2002, 2001 and 2000, respectively. The weighted average number of shares used in the computations of diluted earnings per share was 52,923,000, 45,833,000, and 38,987,000 for 2002, 2001 and 2000, respectively. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock-based compensation plans.

     Changes in shares of common stock outstanding, net of treasury shares, are as follows:

(in thousands)	2002	2001	2000

Balance, beginning of year	49,861	38,484	38,426
Shares issued	5,365	11,404	508
Shares repurchased	(3)	(27)	(450)

Balance, end of year	55,223	49,861	38,484

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

(16)  Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as of December 31, 2002 and 2001:

	2002		2001

(Dollars in thousands)	Carrying amount	Fair value	Carrying amount	Fair value

Investments	$4,663,100	$4,684,854	$3,607,586	$3,618,681
Long-term debt	362,985	397,849	370,554	384,431
Trust preferred securities	198,251	187,036	198,210	180,146

The estimated fair value of investments is based on quoted market prices as of the respective reporting dates. The fair value of the long-term debt and the trust preferred securities are based on rates available for borrowings similar to the Company’s outstanding debt as of the respective reporting dates.

(17)  Lease Obligations

The Company and its subsidiaries use office space and equipment under leases expiring at various dates through September 1, 2004. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was approximately: $17,586,000, $18,021,000 and $16,580,000 for 2002, 2001 and 2000, respectively. Future minimum lease payments (without provision for sublease income) are $13,797,000 in 2003; $9,984,000 in 2004; $7,693,000 in 2005; and $21,956,000 thereafter.

(18)  Commitments, Litigation and Contingent Liabilities

The Company’s subsidiaries are regularly engaged in the defense of claims arising out of the conduct of the insurance business. The Company does not believe that such litigation, individually or in the aggregate, will have a material effect on its financial condition or results of operations.

     A subsidiary of the Company has a pending arbitration proceeding pertaining to the interpretation of the contract terms in two reinsurance agreements. As of December 31, 2002, the reinsurer’s interpretation of the contract terms would reduce the recoverable from the reinsurer by $4 million for paid losses and $46 million for unpaid losses. Although the ultimate outcome of this matter cannot be determined, management believes that the Company’s interpretation of this contract is correct and intends to vigorously pursue this matter in arbitration.

     There are two pending arbitrations pertaining to reinsurance contract coverage issues where subsidiaries of the Company are the assuming reinsurers. The Company’s estimates of the cost of settling its insurance and reinsurance claims, including claims in arbitrations and litigation, are reflected in its aggregate reserves for losses and loss expenses. Accordingly, based on currently available information, the Company believes that the resolution of the two pending arbitrations will not have a material effect on its financial condition or results of operations. However, if these two arbitrations are decided adversely to the Company, the Company’s potential exposure, in excess of the amounts reserved, is up to $16 milion, after tax.

48 W. R. BERKLEY CORPORATION AND SUBSIDIARIES

(19)  Stock Option Plan

The Company has a stock option plan (the “Stock Option Plan”) under which 10,687,500 shares of Common Stock were reserved for issuance. Pursuant to the Stock Option Plan, options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant. The following table summarizes option information:

	2002		2001		2000

	Shares	Price(a)	Shares	Price(a)	Shares	Price(a)

Outstanding at beginning of year	5,458,619	$22.82	5,979,119	$21.05	5,494,178	$22.75
Granted	1,264,675	36.61	811,425	31.38	1,308,000	12.89
Exercised	387,700	20.12	1,039,350	19.85	513,399	16.24
Canceled	197,949	25.76	292,575	21.82	309,660	24.71

Outstanding at end of year	6,137,645	$25.73	5,458,619	$22.82	5,979,119	$21.05

Options exercisable at year end	2,406,527	$23.42	2,479,379	$22.09	1,429,089	$18.29

Options available for future grant	2,385,834		3,453,287		3,971,874

(a)	Weighted average exercise price.

The following table summarizes information about stock options outstanding at December 31, 2002 and 2001:

		Options Outstanding		Options Exercisable

		Weighted			Weighted
Range of		Remaining	Weighted		Average
Exercise	Number	Contractual	Average	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

December 31, 2002
$9 to $18	1,367,876	6.5	$13.32	197,010	$16.66
18 to 21	434,516	3.4	19.25	434,516	19.25
21 to 39	4,335,253	6.8	30.29	1,775,001	25.19

Total	6,137,645	6.5	$25.73	2,406,527	$23.42

December 31, 2001
$9 to $18	1,557,072	7.0	$13.56	310,647	$16.55
18 to 21	639,995	4.3	19.27	639,995	19.27
21 to 39	3,261,552	6.7	27.93	1,528,737	24.39

Total	5,458,619	6.5	$22.82	2,479,379	$22.09

(20)  Compensation Plan

The Company and its subsidiaries have profit sharing retirement plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary’s profitability. Employees become eligible to participate in the Retirement Plans on the first day of the month following the first full three months in which they are employed. Profit sharing expense amounted to $12,821,000, $9,287,000 and $7,672,000 for 2002, 2001 and 2000, respectively.

     The Company has a Long-Term Incentive Compensation Plan (“LTIP”) that provides for incentive compensation to key executives based on the Company’s earnings, as defined under the LTIP, for each year from 2001 through 2005. Key employees are awarded participation units (“Units”) which vest and become exercisable over a maximum term of five years from the date of their award. The units are payable in cash or up to 50% in shares of common stock. At December 31, 2002, there were 119,250 units outstanding and the maximum value that can be earned for those units over the five-year period ending on December 31, 2005 is $19,875,000. During 2002, the Company expensed $8,400,000 for the LTIP. There was no LTIP expense in 2001 or 2000.

(21)  International Operations

The Company owns 65% of Berkley International, LLC, which conducts insurance operations in Argentina and the Philippines. The international activities are reported in the Company’s financial statements on a one quarter lag to facilitate the timely completion of the consolidated financial statements. During 2001 and 2002, Argentina experienced substantial economic disruption, including default on its sovereign bonds, severe currency devaluation, high unemployment and inflation, increasing fiscal deficits and declining central bank reserves. The impact of these events on the Company’s financial statements are described below.

     Life insurance business — The Company ceased writing life insurance business in early 2002 and began a process of liquidating its life insurance in-force. As of the balance sheet date, approximately three-quarters of such policies had been extinguished.

     Bond Impairment — The Company wrote down the carrying value of its Argentine sovereign bonds by $18 million in 2001 and $10 million in 2002. The write-downs are reported as realized investment losses on the accompanying consolidated statements of operation. At December 31, 2002, the cost and market value of the Company’s remaining Argentine bonds was $13.6 and $13.9 respectively.

     Foreign currency gain — In 2002, the Company’s Argentine subsidiary reported net gains of $21.7 million relating to foreign currency transactions and the related settlement of life insurance contracts. The foreign currency transaction gain represents the net increase in the local currency value of assets (primarily cash and investments) and liabilities (primarily life insurance contracts) denominated in U.S. dollars following the devaluation of the Argentine peso. The gain on surrender of life insurance contracts represents the effect of the negotiated settlement of certain U.S. dollar life insurance contracts following the enactment of and in accordance with the Economic Emergency and Exchange Reform Law, which required that dollar contracts be converted to pesos.

     Unrealized foreign exchange losses — In 2002, the Company reported an unrealized foreign exchange loss of $23.4 million ($15.2 million net of minority interest) as a result of the translation of the net assets of its Argentine subsidiary to U.S. dollars. These unrealized foreign exchange losses are reported in other comprehensive income.

(22)  Supplemental Financial Statement Data

Other operating costs and expenses consist of the following:

(Dollars in thousands)	2002	2001	2000

Amortization of deferred policy acquisition costs	$589,993	$492,065	$454,729
Other underwriting expenses	94,590	85,593	68,756
Service company expenses	69,715	64,949	57,108
Other costs and expenses	42,907	21,169	15,986

Total	$797,205	$663,776	$596,579

50 W. R. BERKLEY CORPORATION AND SUBSIDIARIES

(23)  Restructuring

In 2001, the Company reported a restructuring charge of $3,196,000 in connection with its withdrawal from regional personal lines business and the reorganization of certain other operations. The Company reduced its permanent workforce by approximately 304 employees in connection with the plan. The charge consisted mainly of severance payments of $2,462,000 and contractual lease payments related to abandoned facilities. The activities under the plan were substantially completed in 2001.

     In 2000, the Company implemented a plan to reorganize its reinsurance business. Under the plan, the reinsurance segment withdrew from the Latin American and Caribbean market, and the domestic reinsurance operations focused on specialty reinsurance lines while de-emphasizing certain commodity-type lines. The Company reduced its permanent workforce by approximately 37 employees in connection with the plan. The Company reported a restructuring charge of $1,850,000 to reflect costs related to the plan. This charge consisted mainly of severance payments of $1,439,000 and contractual lease payments related to abandoned facilities. The activities under the plan were substantially completed in 2000.

     The Company has paid $5,046,000 related to the restructuring charges. The remaining restructuring accrual is $207,000 at December 31, 2002, of which certain payments extend through 2003.

(24)  Industry Segments

The Company’s operations are presently conducted through five segments of the insurance business: specialty lines of insurance (including excess and surplus lines and commercial transportation); alternative markets (including the management of alternative insurance market mechanisms); reinsurance; regional property casualty insurance; and international. The specialty segment’s business is principally within the excess and surplus lines, professional liability, commercial transportation and surety markets. The Company’s alternative markets segment offers workers’ compensation insurance on an excess and primary basis and provides fee-based services to help clients develop and administer self-insurance programs. The Company’s reinsurance segment specializes in underwriting property, casualty and surety reinsurance on both a treaty and facultative basis. The regional property casualty insurance segment provides commercial property casualty insurance products. The international segment offers personal and commercial property casualty insurance in Argentina and savings and life products in the Philippines. For the years ended December 31, 2002, 2001 and 2000, the international segment wrote life insurance premiums of $21,734,000, $31,490,000, and $33,183,000, respectively. During 2001, the Company discontinued its regional personal lines business and the alternative markets division of its reinsurance segment. These discontinued businesses are reported collectively as a separate business segment. Prior period segment information has been restated to reflect these changes.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Income tax expense and benefits are calculated based upon the Company’s overall effective tax rate. Summary financial information about the Company’s operating segments is presented in the table on the following page. Income (loss) before income taxes by segment consists of revenues less expenses related to the respective segment’s operations, including allocated investment income. Intersegment revenues consist primarily of dividends and interest on inter-company debt. Identifiable assets by segment are those assets used in or allocated to the operation of each segment.

	Revenues
					Income	Income Tax
	Investment	Unaffiliated	Inter-		(loss) before	Expense
(Dollars in thousands)	Income	Customers	Segment	Total	income taxes	(Benefit)

December 31, 2002:
Specialty	$50,550	$771,134	$2,053	$773,187	$130,477	$41,003
Alternative Markets	37,641	361,035	1,112	362,147	65,612	20,530
Reinsurance	47,224	512,415	1,838	514,253	39,299	9,506
Regional	44,365	756,023	1,450	757,473	111,807	30,834
International	5,325	104,076	—	104,076	7,710	6,701
Discontinued Business	4,457	55,774	—	55,774	(10,682)	3,739
Corporate, other and eliminations	(1,687)	5,627	(6,453)	(826)	(84,790)	(28,174)

Consolidated	$187,875	$2,566,084	—	$2,566,084	$259,433	$84,139

December 31, 2001:
Specialty	$39,390	$438,534	$2,116	$440,650	$28,806	$7,760
Alternative Markets	37,765	232,671	1,450	234,121	32,971	9,271
Reinsurance	42,536	278,831	2,659	281,490	(54,502)	(20,907)
Regional	51,640	613,640	1,284	614,924	44,403	7,647
International	13,993	137,676	7	137,683	(6,082)	2,224
Discontinued Business	9,762	232,403	—	232,403	(133,480)	(46,718)
Corporate, other and eliminations	(65)	8,042	(7,516)	526	(63,510)	(15,938)

Consolidated	$195,021	$1,941,797	—	$1,941,797	$(151,394)	$(56,661)

December 31, 2000:
Specialty	$48,706	$322,618	$2,241	$324,859	$31,836	$9,058
Alternative Markets	37,722	189,658	137	189,795	35,315	9,978
Reinsurance	50,471	348,707	457	349,164	27,760	7,387
Regional	56,955	564,125	1,202	565,327	8,761	2,483
International	9,636	118,234	—	118,234	6,853	1,820
Discontinued Business	9,562	232,392	—	232,392	(9,936)	(3,478)
Corporate, other and eliminations	(2,604)	5,553	(4,037)	1,516	(59,738)	(24,797)

Consolidated	$210,448	$1,781,287	—	$1,781,287	$40,851	$2,451

Interest expense for the alternative markets and reinsurance segments was $2,327,000, $2,806,000 and $2,921,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Additionally, corporate interest expense (net of intercompany amounts) was $43,148,000, $42,913,000, and $44,675,000 for the corresponding periods. Identifiable assets by segment are as follows (amounts in thousands):

December 31,	2002	2001	2000

Specialty	$2,229,685	$1,580,155	$1,425,123
Alternative Markets	1,197,977	859,502	755,248
Reinsurance	2,547,857	1,751,428	1,258,155
Regional	1,590,913	1,462,861	1,289,823
International	126,528	209,473	248,243
Discontinued Business	162,754	289,313	377,893
Corporate, other and eliminations	(824,391)	(519,223)	(332,415)

Consolidated	$7,031,323	$5,633,509	$5,022,070

52 W. R. BERKLEY CORPORATION AND SUBSIDIARIES

(25)  Quarterly Financial Information (unaudited)

The following is a summary of quarterly financial data (Dollars in thousands except per share data):

	Three months ended

	March 31,		June 30,		September 30,		December 31,
	2002	2001	2002	2001	2002	2001	2002	2001

Revenues(a)	$547,886	$449,153	$569,935	$490,997	$640,071	$500,072	$808,192	$501,575
Net income (loss)	34,396	10,266	27,374	9,598	40,544	(47,246)	72,731	(64,164)

Net income (loss) per share(b):
Basic	.69	.25	.55	.22	.81	(1.08)	1.37	(1.36)

Diluted(c)	.66	.24	.52	.21	.78	(1.08)	1.32	(1.36)

(a)	During the fourth quarter of 2002, the Company modified the presentation of reinsurance assumed from Lloyd’s syndicates to reflect the Company’s share of the reinsurance and brokerage costs paid by the syndicates. These amounts were previously netted against assumed premiums. Premiums and expenses for the first three quarters of 2002 were reclassified to conform with this presentation. There was no effect from this change on net income or net income per share.

(b)	Earnings per share (EPS) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters EPS does not equal the full-year EPS.

(c)	For periods with a net loss, diluted per share amounts are equal to basic per share amounts so as not to be anti-dilutive.

Independent Auditors’ Report

Board of Directors and Stockholders
W. R. Berkley Corporation

We have audited the consolidated balance sheets of W. R. Berkley Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of W. R. Berkley Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for goodwill in 2002.

New York, New York February 10, 2003	KPMG LLP

54 W. R. BERKLEY CORPORATION AND SUBSIDIARIES