Form 10-K, Exhibit 13
period 2003-12-31
BERKLEY W R CORP
filed 2004-03-12
CIK 11544

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

      W. R. Berkley Corporation is an insurance holding company that provides, through its subsidiaries, commercial property casualty insurance products and services. The Company's primary sources of revenues and earnings are insurance and investments.

      The profitability of the Company's insurance business is affected primarily by the adequacy of premium rates. The ultimate adequacy of premium rates is not known at the time a property casualty insurance policy is issued because premiums are usually determined long before claims are reported. The ultimate adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural and other disasters, regulatory measures and court decisions that define and expand the extent of coverage and the effects of economic inflation on the amount of compensation due for injuries or losses. General insurance prices are also influenced by the available insurance capacity, i.e., the level of policyholders' surplus employed in the industry and the industry's willingness to deploy that capital.

      The Company's invested assets, which are derived from its own capital and cash flow from insurance business, are invested principally in fixed income securities. The return on invested assets is affected primarily by general interest rates and the credit quality and duration of the investment portfolio.

CRITICAL ACCOUNTING POLICIES

      Management considers policies relating to reserves for losses and loss expenses to be critical to the portrayal of the Company's financial condition and results since they require management to establish estimates based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting measurements.

      In the property casualty insurance industry, significant periods of time may elapse between the occurrence of an insured loss, the report of the loss to the insurer and the insurer's payment of that loss. To recognize liabilities for unpaid losses, either known or unknown, insurers establish reserves, which is a balance sheet account representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Our loss reserves reflect our best estimates of the cost of settling all such claims.

      In general, when a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The estimate represents an informed judgment based on general reserving practices and reflects the experience and knowledge of the claims personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis which provide for losses incurred but not yet reported to the insurer, potential inadequacy of case reserves, the estimated expenses of settling claims, including legal and other fees and general expenses of administering the claims adjustment process, and a provision for potentially uncollectible reinsurance. Reserves are established based upon the then current legal interpretation of coverage provided.

      In examining reserve adequacy, several factors are considered in addition to the economic value of losses. These factors include historical data, legal developments, changes in social attitudes and economic conditions, including the effects of inflation. The actuarial process relies on the basic assumption that past experience, adjusted judgmentally for the effects of current developments and anticipated trends, is an appropriate basis for predicting future outcomes. Reserve amounts are necessarily based on management's informed estimates and judgments using data currently available. As additional experience and other data become available and are reviewed, these estimates and judgments are revised. This may result in increases or decreases to reserves for insured events of prior years. The reserving process implicitly recognizes the impact of inflation and other factors affecting loss costs by taking into account historical claim patterns and perceived trends.

      Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claim administration will cost. While the methods for establishing the reserves are well tested over time, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management's assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors, including the actions of third parties which are beyond the Company's control. The variables described above are affected by both internal and external events, such as inflation, judicial and litigation trends, reinsurance coverage and legislative changes.

      The inherent uncertainties of estimating reserves are greater for certain types of liabilities, where long periods of time elapse before a definitive determination of liability is made. In periods with increased economic volatility, it becomes more difficult to accurately predict claim costs. Reserve estimates are continually refined in an ongoing process as experience develops and further claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because setting reserves is inherently uncertain, the Company cannot assure that its current reserves will prove adequate in light of subsequent events. Should the Company need to increase its reserves, its pre-tax income for the period would decrease by a corresponding amount.

      Each of the Company's major operating units has an actuarial staff that has primary responsibility for assessing loss reserves. The Company's corporate actuaries review the analyses prepared by its subsidiaries' actuaries and also perform their own loss reserve reviews for most units. In addition, for certain operating units, the Company engages independent actuaries to perform an annual review and evaluation of loss reserves. The actuaries use a variety of actuarial techniques and methods in estimating its ultimate liability for losses and loss expenses. These methods include paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods and frequency and severity methods. This actuarial data is analyzed by line of business, coverage, and accident or policy year, as appropriate, for each operating unit. Industry loss experience is also used to supplement the Company's own data in selecting "tail factors" and in areas where the Company's own data is limited.

      For those operating units where the actuarial analysis has been substantially completed at the time the financial statements are prepared, the loss reserves included in the financial statements are based upon that analysis. For those operating units where the actuarial analysis requires additional time to complete, the Company accrues loss reserves based upon the most recent actuarially indicated loss ratios, adjusted as necessary to reflect known events or unusual claim activity since those indications were made.

      Management determines the loss reserves included in the Company's financial statements based on the actuarial estimates contained in the actuarial analyses. However, to the extent not already reflected in the actuarial analyses, management also considers qualitative factors that may affect the ultimate loss reserves, to determine its best estimate of the loss reserves. These qualitative considerations include, among others, the impact of re-underwriting initiatives, changes in the mix of business, changes in distribution sources and changes in terms and conditions. Examples of changes in terms and conditions that can have a significant impact on reserve levels are the use of aggregate policy limits, the expansion of coverage exclusions, whether or not defense costs are within policy limits and changes in deductibles and attachment points.

      Net losses and loss expenses for the years ended December 31, 2003, 2002 and 2001 included increases in estimates for claims occurring in prior years of $273,000,000, $174,000,000 and $211,000,000, respectively. The Company, along with the property casualty insurance industry in general, has experienced higher than expected loss costs for certain business written from 1998 to 2001. Following is a summary of increases in estimates for claims occurring in prior years for the indicated periods (dollars in thousands):

                                                                        2003          2002           2001
                                                                    -----------    -----------    -----------
      Gross reserves for losses and loss expenses at
        beginning of year                                           $ 3,168,000    $ 2,764,000    $ 2,476,000

      Increase in estimates for claims occurring
       in prior years, net of ceded reinsurance:
        Reinsurance:
          Casualty lines                                            $    74,000    $    47,000    $    53,000
          Property lines                                                     --             --         15,000
          Fidelity and surety                                            15,000         14,000             --
        Specialty:
          Excess and surplus lines                                       62,000         30,000         24,000
          Professional liability                                         35,000         31,000         12,000
          Other                                                           4,000          4,000          5,000
        Alternative markets workers' compensation                        41,000         34,000         (2,000)
        Regional                                                         40,000         10,000         (4,000)
        International                                                     2,000          4,000          5,000
        Discontinued                                                         --             --        103,000
                                                                    -----------    -----------    -----------
        Total                                                       $   273,000    $   174,000    $   211,000
                                                                    ===========    ===========    ===========

      Reinsurance. In 2003 and 2002, the Company increased its estimates of the ultimate loss costs for casualty reinsurance risks written between 1998 and 2001 primarily as a result of higher than expected claims reported by ceding companies. A significant portion of the increase in estimates for claims occurring in prior years that was recognized in 2003 related to certain large accounts. The Company sets its initial loss estimates based principally upon information obtained during the underwriting process and adjusts these estimates as additional information becomes available. As certain large contracts have matured, the Company has adjusted its loss estimates upward to reflect the known loss experience and has revised its expectations regarding the level of ultimate losses to reflect a higher level of known losses as well as a pattern of delayed loss reporting by some ceding companies. The Company analyzes its treaty reinsurance business and sets reinsurance reserves each quarter on a treaty-by-treaty basis, rather than in the aggregate for the entire reinsurance business. The Company believes this method provides a better estimate of required reserves, as the Company is able to promptly identify changes in underlying trends experienced by individual ceding companies and adjusts its reserves as necessary.

      The increase in estimated ultimate loss costs for fidelity and surety reinsurance reflects the settlement of several large surety claims during 2003 and 2002, including arbitration resolutions. In addition, the Company has reserved for certain claims relating to financial guarantee exposures that were not intended to be covered under the Company's reinsurance policies.

      Specialty. The Company increased its estimates of ultimate costs for excess and surplus lines casualty business written in prior years to recognize certain recently identified trends in the development of losses and loss expenses. These trends include a substantial increase in legal expenses incurred in the defense of claims, in particular for claims with multiple claimants in multiple states. For some policies, the obligation to defend has caused the Company to incur aggregate legal expenses in excess of policy limits, which was unanticipated in both pricing and reserving these exposures. In addition, the Company identified certain recent changes in the claims reporting pattern that suggest that claim costs are emerging over a longer period of time and at a higher level than in the past. Prior year ultimate loss ratios were adjusted upwards to recognize the estimated impact of such trends. The increase in prior year reserves for the excess and surplus lines also reflects the cost of the disposition of a reinsurance arbitration.

      The increase in estimated ultimate loss costs for professional liability business written in prior years relates primarily to lawyers professional liability, liability coverage for senior living centers and employment practices liability. These lines have experienced a higher level of claim frequency and severity and a longer reporting pattern than anticipated when initial loss reserves were established. These lines also have a high incidence of litigated claims, and the reporting patterns have lengthened due to a more protracted and complex litigation environment.

      Alternative Markets. Ultimate loss costs for workers' compensation business written in prior years were impacted by a substantial increase in medical cost inflation. This resulted principally from increased utilization of the health care system by injured workers and more expensive and higher usage of prescription drugs. The impact of the increased medical cost trends is especially significant to the excess workers' compensation business because of the higher severity of claims and longer time period over which claims are paid.

      Regional. The increase in prior year reserves for the regional segment was primarily related to workers' compensation business, which experienced similar trends to those described under alternative markets.

      Environmental and asbestos. To date, known environmental and asbestos claims have not had a material impact on the Company's operations. These claims have not materially impacted the Company because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental and asbestos exposures.

      The Company's net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $31,866,000 and $28,509,000 at December 31, 2003 and 2002, respectively. The Company's gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $49,283,000 and $47,637,000 at December 31, 2003 and 2002,
respectively. Net incurred losses and loss expenses (recoveries) for reported asbestos and environmental claims were approximately $4,749,000, $6,652,000 and $(4,503,000) in 2003, 2002 and 2001, respectively. Net paid losses and loss expenses were approximately $1,391,000, $2,938,000, and $125,000 in 2003, 2002
and 2001, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

      Discounting. The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience and is supplemented with data compiled from insurance companies writing similar business. The liabilities for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve for non-proportional business, and at the statutory rate for proportional business. The discount rates range from 3.9% to 6.5% with a weighted average discount rate of 5.0%. For statutory purposes, the Company uses a discount rate of 4.2% as permitted by the Department of Insurance of the State of Delaware. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $393,000,000, $293,000,000 and $243,000,000 at December 31, 2003, 2002 and 2001, respectively. The increase in the aggregate discount from 2002 to 2003 and from 2001 to 2002 resulted from the increase in workers' compensation reserves.

BUSINESS SEGMENT RESULTS

      Following is a summary of net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2003, 2002 and 2001. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit.

            (DOLLARS IN THOUSANDS)              2003             2002             2001
                                            ------------     ------------     ------------
            SPECIALTY
            Net premiums written            $  1,295,570     $    939,929     $    567,714
            Premiums earned                    1,117,781          772,696          428,058
            Loss ratio                              63.3%            63.7%            71.0%
            Expense ratio                           24.9%            25.7%            30.7%
            Combined ratio                          88.2%            89.4%           101.7%

            ALTERNATIVE MARKETS
            Net premiums written            $    482,389     $    305,357     $    151,942
            Premiums earned                      410,926          235,558          123,173
            Loss ratio                              68.6%            66.7%            76.5%
            Expense ratio                           24.6%            29.6%            32.9%
            Combined ratio                          93.2%            96.3%           109.4%

            REINSURANCE
            Net premiums written            $    861,457     $    601,969     $    196,572
            Premiums earned                      760,558          398,287          209,938
            Loss ratio                              69.6%            75.0%           109.3%
            Expense ratio                           29.5%            31.7%            38.3%
            Combined ratio                          99.1%           106.7%           147.6%

            REGIONAL
            Net premiums written            $    963,988     $    776,577     $    598,149
            Premiums earned                      880,597          705,385          555,750
            Loss ratio                              56.3%            59.1%            67.2%
            Expense ratio                           31.2%            32.4%            35.0%
            Combined ratio                          87.5%            91.5%           102.2%

            INTERNATIONAL
            Net premiums written            $     67,111     $     79,313          150,090
            Premiums earned                       64,748           89,284          140,909
            Loss ratio                              54.4%            54.2%            61.4%
            Expense ratio                           42.3%            51.3%            40.6%
            Combined ratio                          96.7%           105.5%           102.0%

            DISCONTINUED
            Net premiums written                      --     $      7,345     $    193,629
            Premiums earned                           --           51,317          222,641
            Loss ratio                                --             98.7%           131.4%
            Expense ratio                             --             30.8%            33.0%
            Combined ratio                            --            129.5%           164.4%

            CONSOLIDATED
            Net premiums written            $  3,670,515     $  2,710,490     $  1,858,096
            Premiums earned                    3,234,610        2,252,527        1,680,469
            Loss ratio                              63.4%            65.0%            82.1%
            Expense ratio                           28.0%            30.4%            34.4%
            Combined ratio                          91.4%            95.4%           116.5%

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

      The following table presents the Company's net income (loss) and net income (loss) per share for the years ended December 31, 2003, 2002 and 2001 (amounts in thousands, except per share data).

                                                                 2003          2002           2001
                                                               --------      --------      ---------
              Net income (loss)                                $337,220      $175,045      $ (91,546)
              Weighted average diluted shares                    87,063        79,385         68,750
              Net income (loss) per diluted share              $   3.87      $   2.21      $   (1.39)

The increase in net income in 2003 compared with 2002 reflects higher profits from underwriting activity as well as higher investment income and realized investment gains. The improvement in underwriting results reflects higher insurance prices, improved terms and conditions and growth in more profitable lines of business. The underwriting improvements were partially offset by additions to prior year loss reserves of $273 million in 2003 compared with additions to prior year loss reserves of $174 million in 2002 (see Critical Accounting Policies). The results for 2001 were impacted by additions to prior year loss reserves of $211 million, including $103 million for discontinued businesses, losses related to the World Trade Center attack of $35 million and surety losses related to the Enron bankruptcy of $18 million.

NET PREMIUMS WRITTEN. Net premiums written were $3.7 billion in 2003, up 35% from 2002. In 2002, net premiums written were $2.7 billion, an increase of 46 % over 2001. The increases in net premiums written in 2003 and 2002 were a result of higher prices as well as new business. A summary of net premiums written in 2003 compared with 2002 by business segment follows:

      - Specialty premiums increased 38% to $1.3 billion in 2003 compared with $940 million in 2002 due to higher prices and new business. The increase in premiums included a 37% increase for the Company's three excess and surplus lines companies, a 16% increase for commercial transportation business and a 26% increase for Monitor Liability Managers, Inc., which specializes in directors and officers and lawyers professional liability business. Net premiums written in 2003 also include $23 million from the Company's medical excess underwriting unit, Berkley Medical Excess Underwriters, LLC, and $43 million from the Company's new London-based unit, W. R. Berkley Insurance (Europe), Limited.

      - Alternative markets premiums increased by 58% to $482 million in 2003 compared with $305 million in 2002. The increase included a 42% increase in excess workers' compensation business, a 95% increase in primary workers' compensation in California and a 34% increase in primary workers' compensation in other states. The increases generally reflect higher prices as well as new business.

      - Reinsurance premiums increased by 43% to $861 million in 2003 compared with $602 million in 2002. Net premiums written increased 104% to $286 million for facultative reinsurance, 27% to $218 million for reinsurance of certain Lloyd's syndicates, and 23% to $357 million for other treaty business. The increase in facultative net premiums written in 2003 includes $56 million from the Company's direct facultative underwriting unit, B F Re Underwriters, LLC.

      - Regional premiums increased by 24% to $964 million in 2003 compared with $777 million in 2002. The increase generally reflects higher prices across all four regional units.

      - International premiums decreased by 15% to $67 million in 2003 compared with $79 million in 2002. The decrease was a result of a lower exchanges rate for the Argentine peso and of lower life insurance premiums.

NET PREMIUMS EARNED. Insurance premiums are earned ratably over the term of the policy. Net premiums earned increased 44% in 2003 compared with 2002 as a result of substantial growth in premiums written in 2003 and 2002.

NET INVESTMENT INCOME. Net investment income increased 12% in 2003 compared with 2002. Average invested assets increased 37% compared with 2002 as a result of cash flow from operations and proceeds from a secondary stock offering in November 2002 and two debt offerings in 2003. The average yield on investments was 4.6% in 2003 compared with 5.4% in 2002. The lower yield in 2003 reflects the decrease in general interest rate levels as well as an increase in the portion of the portfolio invested in cash equivalents and tax-exempt securities.

REALIZED INVESTMENT GAINS AND LOSSES. Realized investment gains and losses result from sales of securities and from provisions for other than temporary impairment in securities. Realized investment gains of $83 million in 2003 and $15 million in 2002 resulted primarily from the sale of fixed income securities in order to decrease the duration of the portfolio and to increase the portion of the portfolio invested in municipal securities. Charges for the permanent impairment of investments were $0.4 million, $18.8 million and $26.6 million in 2003, 2002 and 2001, respectively. The charges in 2002 and 2001 included charges of $10.0 million and $18.0 million, respectively, related to the impairment of investments in Argentine sovereign bonds.

FOREIGN CURRENCY GAINS AND LOSSES. The Company reported a foreign currency loss of $0.8 million in 2003 and foreign currency gains of $21.9 million in 2002 and $0.8 million in 2001. The 2002 foreign currency gain related to the Company's operations in Argentina. This gain represented the net increase in the local currency value of assets and liabilities denominated in U.S. dollars following the devaluation of the Argentine peso. It also includes the gain from the negotiated settlement of certain U.S. dollar life insurance contracts for less than their local currency value following the devaluation of the Argentine peso.

SERVICE FEES. The alternative markets segment offers fee-based services to help clients develop and administer self-insurance programs, primarily for workers compensation coverages. Service fees increased 18% in 2003 compared with 2002 primarily as a result of an increase in service fees for managing assigned risk plans in ten states.

LOSSES AND LOSS EXPENSES. Losses and loss expenses increased 40% in 2003 compared with 2002 as a result of the increased premium volume. The consolidated loss ratio decreased to 91.4% in 2003 from 95.4% in 2002 primarily as a result of higher prices and improved terms and conditions. A summary of loss ratios in 2003 compared with 2002 by business segment follows:

      - Specialty's loss ratio was 63.3% in 2003 compared with 63.7% in 2002 as higher prices, more favorable terms and conditions and lower reinsurance costs were offset by an increase in prior year reserves, including the cost of the disposition of a reinsurance arbitration.

      - Alternative market's loss ratio was 68.6% in 2003 compared with 66.7% in 2002. The Company discounts its liabilities for excess workers' compensation business because of the long period of time over which losses are paid. The increase in the loss ratio in 2003 reflects a lower discount rate for current year business and an increase in prior year reserves.

      - The reinsurance loss ratio was 69.6% in 2003 compared with 75.0% in 2002. The decrease reflects the improved results for the current accident year as a result of higher prices for both treaty and facultative risks, which was partially offset by the impact of adverse reserve development on prior years. The 2003 and 2002 underwriting results also reflect loss recoveries under the Company's aggregate reinsurance agreement, which the Company terminated as of December 31, 2003. (See Note 10 of "Notes to Consolidated Financial Statements".)

      - The regional loss ratio decreased to 56.3% in 2003 from 59.1% in 2002 primarily as a result of higher prices in 2002 and 2003. Weather-related losses for the regional segment were $37.9 million in 2003 compared with $29.2 million in 2002.

      - The international loss ratio was 54.4% in 2003, nearly unchanged from 54.2% in 2002.

      - The discontinued segment consists of regional personal lines and alternative markets assumed reinsurance, both of which were discontinued in the fourth quarter of 2001. The discontinued segment reported a loss ratio of 131.4% in 2001, primarily as a result of reserve strengthening of $103 million. In 2002, the loss ratio was 98.7%, which represented the run-off of the remaining unearned premiums. There were no losses reported in 2003.

OTHER OPERATING COSTS AND EXPENSES. Following is a summary of other operating costs and expenses for the years ended December 31, 2003, 2002 and 2001 (dollars in thousands):

                                           2003           2002         2001
                                        ----------    ----------    ----------
            Underwriting expenses       $  905,349    $  684,583    $  577,658
            Service company expenses        82,821        69,715        64,949
            Other costs and expenses        47,724        42,907        21,169
                                        ----------    ----------    ----------
            Total                       $1,035,894    $  797,205    $  663,776
                                        ==========    ==========    ==========

Underwriting expenses increased 32% in 2003 compared with 2002 as a result of higher premium volume. The consolidated expense ratio decreased to 28.0% in 2003 from 30.4% in 2002. The decrease is due to a 43.6% increase in earned premiums with no significant increase in underwriting expenses other than commissions and premium taxes.

Service company expenses represent the costs associated with the alternative market's fee-based business. The increase in service expenses of 19% compared with 2002 was commensurate with the increase in service fee revenues of 18%.

Other costs and expenses represent primarily general and administrative expenses for the corporate office. Other costs and expenses increased 11% to $48 million due to higher compensation costs and to start-up costs for new business ventures.

INTEREST EXPENSE. Interest expense increased 20% to $55 million as a result of the issuance of $200 million of 5.875% senior notes in February 2003 and $150 million of 5.125% senior notes in September 2003.

RESTRUCTURING CHARGE. In 2001, the Company reported a restructuring charge of $3,196,000 in connection with its withdrawal from regional personal lines business and the reorganization of certain other operations. The Company reduced its permanent workforce by approximately 304 employees in connection with the plan. The charge consisted mainly of severance payments of $2,462,000 and contractual lease payments related to abandoned facilities. The activities under the plan were substantially completed in 2001.

INCOME TAXES. The effective income tax rate was 31% in 2003, 32% in 2002 and 37% in 2001. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income. The decrease in the effective rate in 2003 compared with 2002 reflects a higher level of tax-exempt securities.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW. Cash flow provided from operating activities was $1,398 million in 2003, $953 million in 2002 and $153 million in 2001. The increase in cash flow in 2003 was primarily due to a higher level of premium collections and a lower paid loss ratio (paid losses expressed as a percentage of premium earned).

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. The Company uses cash to pay debt service, Federal income taxes, operating expenses and dividends. The Company also provides capital to its subsidiaries. Tax payments and management fees from the insurance subsidiaries are made under agreements that generally are subject to approval by state insurance departments. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. (See Note 14 of "Notes to Consolidated Financial Statements.")

The Company's subsidiaries are highly liquid, receiving substantial cash from premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal outflows of cash are payments of claims, taxes, operating expenses and dividends.

FINANCING ACTIVITY. In February 2003, the Company issued $200 million aggregate principal amount of 5.875% senior notes due February 2013. In September 2003, the Company issued $150 million aggregate principal amount of 5.125% senior notes due September 2010. In July 2003, a subsidiary of the Company issued $12 million aggregate principal amount of 7.65% notes due June 2023.

During the first quarter of 2003, the Company repaid $35.8 million of 6.5% senior subordinated notes and $25 million of 6.71% senior notes upon their respective maturities. During the second quarter of 2003, the Company purchased $5.0 million (carrying value) of its trust preferred securities.

At December 31, 2003, the Company's outstanding debt was $667 million (face amount). The maturities of the debt are $40 million in 2005, $100 million in 2006, $89 million in 2008, $150 million in 2010, $200 million in 2013, $76 million in 2022 and $12 million in 2023. The Company also has $195 million (face amount) of trust preferred securities that mature in 2045.

At December 31, 2003, stockholders' equity was $1,683 million and total capitalization (stockholders' equity, debt and trust preferred securities) was $2,535 million. The percentage of the Company's capital attributable to debt and trust preferred securities was 34% at December 31, 2003, compared with 30% at December 31, 2002.

INVESTMENTS. As part of its investment strategy, the Company establishes a level of cash and highly liquid short-term and intermediate-term securities that, combined with expected cash flow, is believed adequate to meet foreseeable payment obligations. The Company also attempts to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

The carrying value of the Company's investment portfolio as of December 31, 2003 and 2002 is as follows (dollars in thousands):

                                                        2003           2002
                                                    -----------     -----------
            Cash and cash equivalents               $ 1,431,466     $   594,183
            Fixed maturity securities                 4,293,302       3,511,522
            Equity securities available for sale        316,629         204,372
            Equity securities trading account(a)        315,124         306,836
            Investments in affiliates                   126,772          46,187
            Unsettled trades                             (2,580)             --
                                                    -----------     -----------
                  Total                             $ 6,480,713     $ 4,663,100
                                                    ===========     ===========

(a) Represents trading account equity securities plus trading account receivables from brokers and clearing organizations less trading account securities sold but not yet purchased.

FIXED MATURITIES. The Company's investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, active management of a portion of the portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations. At December 31, 2003, the fixed maturities portfolio mix was as follows: U.S. Government securities were 14% (20% in 2002); state and municipal securities were 46% (29% in 2002); corporate securities were 14% (19% in 2002); mortgage-backed securities were 21% (27% in 2002); and foreign bonds were 5% in 2003 and 2002.

EQUITY SECURITIES AVAILABLE FOR SALE. Equity securities available for sale represent primarily investments in common and preferred stocks of publicly traded real estate investment trusts (REITs).

EQUITY SECURITIES TRADING ACCOUNT. The trading account is comprised of direct investments in arbitrage securities and investments in arbitrage-related limited partnerships that specialize in merger arbitrage and convertible arbitrage strategies. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Convertible arbitrage, is the business of investing in convertible securities with the goal of capitalizing on price differentials between these securities and their underlying equities.

INVESTMENTS IN AFFILIATES. Investments in affiliates represent principally the Company's 20.1% interest in Kiln plc ($40.5 million in 2003 and $31.5 million in 2002) and the Company's interest in real estate partnerships ($57.6 million in 2003 and $10.8 million in 2002).

SECURITIES IN AN UNREALIZED LOSS POSITION. The following table summarizes, for all securities in an unrealized loss position at December 31, 2003, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position (dollars in thousands):

                                                         GROSS
                                                       UNREALIZED
                                         FAIR VALUE       LOSS
                                         ----------    ----------
                Fixed maturities:
                  0 - 6 months            $578,934      $  4,541
                  7- 12 months              21,124           437
                  Over 12 months            14,137           603
                                          --------      --------
                     Total                $614,195      $  5,581
                                          ========      ========

                Equities securities
                  available for sale:
                  0 - 6 months            $  3,215      $     88
                  7- 12 months               9,345           401
                  Over 12 months            13,971           664
                                          --------      --------
                     Total                $ 26,531      $  1,153
                                          ========      ========

MARKET RISK. The Company's market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company's investment portfolio as a result of fluctuations in prices and interest rates. In addition, the Company's international businesses and securities are subject to currency exchange rate risk. As discussed above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

The principal market risk for the Company's fixed maturity securities is interest rate risk. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. The following table outlines the groups of fixed maturity securities and the components of the interest rate risk at December 31, 2003:

                                                    MARKET   EFFECTIVE   FAIR VALUE
                                                    YIELD    DURATION      (000s)
                                                    ------   ---------   ----------
              Cash and cash equivalents              1.13%      .02      $1,431,466

              U. S. Government securities            2.95      4.53         605,126

              State and municipal                    3.64      7.49       1,966,596

              Corporate                              4.10      4.33         592,262

              Foreign                                4.91      3.97         222,545

              Mortgage-backed securities             4.54      2.81         925,574
                                                     ----      ----      ----------

                  Total                              3.18%     4.10      $5,743,569
                                                     ====      ====      ==========

Duration is a common gauge of the price sensitivity of a fixed income portfolio to a change in interest rates. Based upon a pricing model, the Company determines the estimated change in fair value of the fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securities static. The fair value at specified levels at December 31, 2003 would be as follows:

                                            ESTIMATED FAIR         ESTIMATED
                                           VALUE OF FINANCIAL      CHANGE IN
                                              INSTRUMENTS          FAIR VALUE
           CHANGE IN INTEREST RATES             (000s)               (000s)
           ------------------------       -------------------     ------------
           300 basis point rise             $  5,109,479          $  (634,090)

           200 basis point rise                5,318,545             (425,024)

           100 basis point rise                5,540,247             (203,322)

           Base scenario                       5,743,569                   --

           100 basis point decline             5,969,866              226,297

           200 basis point decline             6,230,624              487,055

           300 basis point decline             6,515,505              771,936

The estimated changes in fair value, based upon the above table, would be partially offset by the Company's liabilities if they were marked to market.

Arbitrage investing differs from other types of investments in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general stock market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales. Additionally, the arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. The Company's merger arbitrage securities are primarily exposed to the completion of announced deals, which are subject to regulatory as well as political and other risks.

FEDERAL AND FOREIGN INCOME TAXES

The Company files a consolidated income tax return in the U. S. and foreign tax returns in the countries of its overseas operations. At December 31, 2003, the Company had a deferred tax asset, net of valuation allowance, of $273 million (which primarily relates to loss and loss expense reserves and unearned premium reserves) and a deferred tax liability of $237 million (which primarily relates to deferred policy acquisition costs, unrealized investment gains and intangible assets). The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

REINSURANCE

The Company follows the customary industry practice of reinsuring a portion of its exposures, paying to reinsurers a part of the premiums received on the policies it writes. Reinsurance is purchased by the Company principally to reduce its net liability on individual risks and to protect it against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. The Company monitors the financial condition of its reinsurers and attempts to place its coverages only with substantial, financially sound carriers.

The largest net amounts retained by the Company for any one risk are: $5 million for Monitor Liability and Berkley Medical; $6 million for surety business; statutory limits for workers' compensation business; and up to $2 million for other lines of business. The Company also purchases facultative coverage, where appropriate, for exposures or limits falling outside its treaty protection. In addition, the Company's U. S. property catastrophe reinsurance provides protection for losses above $7.5 million up to $60 million. The Company's principal reinsurers for its 2004 reinsurance program are: Chubb Group, XL Capital, PartnerRe, Converium Group, Hannover Re and Allied World Assurance Company.

From January 1, 2001 through December 31, 2003, the Company was reinsured under an aggregate reinsurance agreement that provided individual loss protection for certain lines of business and aggregate accident year protection for its reinsurance segment. The agreement contained annual and aggregate limits over loss recoveries as well as profit sharing provisions that enabled the Company to recover a portion of the reinsurance costs if certain profit conditions were met. The aggregate reinsurance agreement was commuted and settled on December 31, 2003. (See Note 10 of "Notes to Consolidated Financial Statements".)

CONTRACTUAL OBLIGATIONS

Following is a summary of the Company's contractual obligations as of December 31, 2003 (amounts in thousands):

           Payments Due By Period                  2004        2005        2006        2007        2008     Thereafter
---------------------------------------------    --------    --------    --------    --------    --------   ----------
Long-term debt and trust preferred securities    $     --    $ 40,000    $100,000    $     --    $ 88,800    $633,250
Operating lease obligations                        14,583      12,503      10,103       7,331       5,537      13,657
Purchase obligations                               15,346      18,597       2,475      19,980      18,122         800
Other long-term liabilities reflected on
   our consolidated balance sheet                   1,850       2,975       4,325       2,075       3,250       1,425
                                                 --------    --------    --------    --------    --------    --------
     Total                                       $ 31,779    $ 74,075    $116,903    $ 29,386    $115,709    $649,132
                                                 ========    ========    ========    ========    ========    ========

As of December 31, 2003, the Company has non-cancelable operating lease obligations of approximately $63.7 million and contractual purchase commitments of approximately $75.3 million. The Company utilizes letters of credit to back certain payments and obligations. Outstanding letters of credit were $22.0 million as of December 31, 2003. The Company has made guarantees to state regulators that the statutory capital of certain subsidiaries will be maintained above certain minimum levels. In addition, the Company has commitments to invest up to $136.0 million in certain investment funds. The contractual obligations set forth in the above table do not include policyholder account balances of $53 million and liabilities for bank deposits of $31 million.

OFF-BALANCE SHEET ARRANGEMENTS

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or
(4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging or research and development arrangements with the Company. We have no arrangements of these types that we believe may have a material current or future effect on our financial condition, liquidity or results of operations.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share data)

    YEARS ENDED DECEMBER 31,                       2003            2002            2001
                                               -----------     -----------     -----------
    Revenues:
      Net premiums written                     $ 3,670,515     $ 2,710,490     $ 1,858,096
      Change in net unearned premiums             (435,905)       (457,963)       (177,627)
                                               -----------     -----------     -----------
          Premiums earned                        3,234,610       2,252,527       1,680,469
      Net investment income                        210,056         187,875         195,021
      Service fees                                 101,715          86,095          75,771
      Realized investment gains (losses)            82,531          15,214         (12,252)
      Foreign currency gains (losses)                 (839)         21,856             758
      Other income                                   2,035           2,517           2,030
                                               -----------     -----------     -----------
          Total revenues                         3,630,108       2,566,084       1,941,797
    Operating costs and expenses:
      Losses and loss expenses                   2,050,177       1,463,971       1,380,500
      Other operating costs and expenses         1,035,894         797,205         663,776
      Interest expense                              54,733          45,475          45,719
      Restructuring charge                              --              --           3,196
                                               -----------     -----------     -----------
          Total expenses                         3,140,804       2,306,651       2,093,191

          Income (loss) before income taxes        489,304         259,433        (151,394)
    Income tax (expense) benefit                  (150,626)        (84,139)         56,661
    Minority interest                               (1,458)           (249)          3,187
                                               -----------     -----------     -----------
          Net income (loss)                    $   337,220     $   175,045     $   (91,546)
                                               ===========     ===========     ===========
    Earnings (loss) per share:
      Basic                                    $      4.06     $      2.29     $     (1.39)
                                               ===========     ===========     ===========
      Diluted                                  $      3.87     $      2.21     $     (1.39)
                                               ===========     ===========     ===========

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

    DECEMBER 31,                                                              2003            2002
                                                                          -----------     -----------
    ASSETS

    Investments:
      Cash and cash equivalents                                           $ 1,431,466     $   594,183
      Fixed maturity securities                                             4,293,302       3,511,522
      Equity securities available for sale                                    316,629         204,372
      Equity securities trading account                                       331,967         165,642
      Investments in affiliates                                               126,772          46,187
                                                                          -----------     -----------
    Total Investments                                                       6,500,136       4,521,906
                                                                          -----------     -----------

    Premiums and fees receivable                                              950,551         822,060
    Due from reinsurers                                                       804,962         734,687
    Accrued investment income                                                  54,313          46,334
    Prepaid reinsurance premiums                                              193,693         164,284
    Deferred policy acquisition costs                                         405,324         308,200
    Real estate, furniture and equipment                                      143,792         135,488
    Deferred Federal and foreign income taxes                                  35,813          20,585
    Goodwill                                                                   59,021          59,021
    Trading account receivable from brokers and clearing organizations        102,257         177,309
    Other assets                                                               84,823          41,449
                                                                          -----------     -----------
    Total Assets                                                          $ 9,334,685     $ 7,031,323
                                                                          ===========     ===========

    LIABILITIES AND STOCKHOLDERS' EQUITY

    Liabilities:
      Reserves for losses and loss expenses                               $ 4,192,091     $ 3,167,925
      Unearned premiums                                                     1,857,895       1,390,246
      Due to reinsurers                                                       123,226         184,912
      Trading account securities sold but not yet purchased                   119,100          36,115
      Policyholders' account balances                                          53,405          42,707
      Other liabilities                                                       415,714         294,334
      Debt                                                                    659,208         362,985
      Trust preferred securities                                              193,336         198,251
                                                                          -----------     -----------
    Total Liabilities                                                       7,613,975       5,677,475
                                                                          -----------     -----------

    Minority interest                                                          38,148          18,649

    Stockholders' equity:
      Preferred stock, par value $.10 per share:
        Authorized 5,000,000 shares, issued and outstanding - none                 --              --
      Common stock, par value $.20 per share:
        Authorized 150,000,000 shares, issued and outstanding, net of
          treasury shares, 83,537,740 and 82,835,172 shares                    20,901          20,901
      Additional paid-in capital                                              820,388         816,223
      Retained earnings                                                       939,911         623,651
      Accumulated other comprehensive income                                  119,977         104,603
      Treasury stock, at cost, 20,964,520 and 21,669,153 shares              (218,615)       (230,179)
                                                                          -----------     -----------
    Total Stockholders' Equity                                              1,682,562       1,335,199
                                                                          -----------     -----------
    Total Liabilities and Stockholders' Equity                            $ 9,334,685     $ 7,031,323
                                                                          ===========     ===========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share data)

                                                      2003          2002          2001
                                                   ---------     ---------     ---------
Years ended December 31,

COMMON STOCK:
   Beginning of period                             $  20,901     $  19,487     $  16,382
   Issuance of common stock                               --         1,414         3,105
                                                   ---------     ---------     ---------
   End of period                                      20,901        20,901        19,487
                                                   =========     =========     =========

ADDITIONAL PAID IN CAPITAL:
   Beginning of period                             $ 816,223     $ 648,440     $ 324,960
   Issuance of common stock                               --       165,546       312,735
   Stock options exercised                             2,015         2,237        10,745
   Restricted stock units earned                       1,927            --            --
    Other                                                223            --            --
                                                   ---------     ---------     ---------
   End of period                                     820,388       816,223       648,440
                                                   =========     =========     =========

RETAINED EARNINGS:
   Beginning of period                             $ 623,651     $ 467,185     $ 574,345
   Net income (loss)                                 337,220       175,045       (91,546)
   Eliminations of international reporting lag         1,776            --            --
   Dividends to stockholders                         (22,736)      (18,579)      (15,614)
                                                   ---------     ---------     ---------
   End of period                                     939,911       623,651       467,185
                                                   =========     =========     =========

ACCUMULATED OTHER COMPREHENSIVE INCOME:
   Unrealized investment gains:
     Beginning of period                           $ 114,664     $  41,731     $  23,545
     Net change in period                              6,143        72,933        18,186
                                                   ---------     ---------     ---------
     End of period                                   120,807       114,664        41,731
                                                   =========     =========     =========

   Currency translation adjustments:
     Beginning of period                           $ (10,061)    $  (4,391)    $  (4,174)
     Net change in period                              9,231        (5,670)         (217)
                                                   ---------     ---------     ---------
     End of period                                      (830)      (10,061)       (4,391)
                                                   =========     =========     =========

   Total accumulated other comprehensive income      119,977       104,603        37,340
                                                   =========     =========     =========

TREASURY STOCK:
   Beginning of period                             $(230,179)    $(240,857)    $(254,162)
   Stock issued under stock option plan               11,386        10,749        14,307
   Other                                                 178            --            --
   Purchase of common stock                               --           (71)       (1,002)
                                                   ---------     ---------     ---------
   End of period                                    (218,615)     (230,179)     (240,857)
                                                   =========     =========     =========

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in thousands)

                                                                                  2003           2002          2001
                                                                                ---------     ---------     ---------
Years ended December 31,

      Net income (loss) attributable to common stockholders                     $ 337,220     $ 175,045     $ (91,546)
                                                                                ---------     ---------     ---------
      Other comprehensive income (loss)
        Unrealized holding gains on investment securities arising during the period, net of income tax expense of $36,544, $37,964,
          and $7,328                                                               59,477        94,266        15,299
        Reclassification adjustment for realized (gains) losses included
          in net income (loss)                                                    (53,334)      (21,333)        2,887
        Change in unrealized foreign exchange gains (losses)                        9,231        (5,670)         (217)
                                                                                ---------     ---------     ---------
        Other comprehensive income                                                 15,374        67,263        17,969
                                                                                ---------     ---------     ---------
        Comprehensive income (loss)                                             $ 352,594     $ 242,308     $ (73,577)
                                                                                =========     =========     =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

YEARS ENDED DECEMBER 31,                                                                    2003            2002            2001
                                                                                        -----------     -----------     -----------
Cash flows provided by operating activities:
  Net income (loss)                                                                     $   337,220     $   175,045     $   (91,546)
  Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
    Realized investment and foreign currency (gains) losses                                 (81,692)        (37,070)         11,494
    Depreciation and amortization                                                            20,324          17,944          17,493
    Minority interest                                                                         1,458             249          (3,187)
   Equity in undistributed earnings of affiliates                                            (6,508)           (690)             16
   Employee stock benefit plan                                                                2,328              --              --
   Change in:
      Equity securities trading account                                                    (166,326)         45,649         135,980
        Premiums and fees receivable                                                       (128,491)       (278,372)       (153,175)
      Due from reinsurers                                                                   (70,275)        (19,273)         (1,656)
      Accrued investment income                                                              (7,979)        (10,233)             53
      Prepaid reinsurance premiums                                                          (29,409)        (60,530)         (4,223)
      Deferred policy acquisition cost                                                      (97,124)        (84,090)        (40,882)
      Deferred federal and foreign income taxes                                             (38,769)         41,298         (61,360)
      Trading account receivable from brokers and clearing organizations                     75,052         174,398         (82,263)
      Other assets                                                                          (41,804)          5,884         (17,470)
      Reserves for losses and loss expenses                                               1,024,166         395,420         335,276
      Unearned premiums                                                                     467,649         508,751         182,728
      Due to reinsurers                                                                     (61,686)         45,590           6,801
      Trading account securities sold but not yet purchased                                  82,985         (20,875)       (112,030)
      Other liabilities                                                                     117,064          54,019          31,220
                                                                                        -----------     -----------     -----------
   Net cash flows provided by operating activities                                        1,398,183         953,114         153,269
                                                                                        -----------     -----------     -----------
Cash flows used in investing activities:
  Proceeds from sales, excluding trading account:
    Fixed maturity securities                                                             1,084,957         662,144         532,861
    Equity securities                                                                       117,006          69,438          64,038
    Investment in affiliates                                                                     --           2,250              --
  Proceeds from maturities and prepayments of fixed maturity securities                     696,176         291,031         189,961
  Cost of purchases, excluding trading account:
    Fixed maturity securities                                                            (2,495,088)     (1,837,114)       (933,084)
    Equity securities                                                                      (195,857)       (205,780)        (81,331)
   Other invested securities                                                                (69,138)           (458)         (1,178)
  Proceeds (cost) of sold/acquired companies, net of acquired cash and invested cash          5,257          (2,053)          3,215
  Net additions to real estate, furniture and equipment                                     (28,315)        (36,570)        (22,076)
  Other, net                                                                                 (5,353)         26,722          11,303
                                                                                        -----------     -----------     -----------
      Net cash used in investing activities                                                (890,355)     (1,030,390)       (236,291)
                                                                                        -----------     -----------     -----------
Cash flows provided by financing activities:
  Net proceeds from issuance of debt                                                        356,181              --              --
  Policyholders' account balances                                                            10,698         (11,125)         (4,280)
  Bank deposits                                                                              12,051          15,871           2,955
  Advances from federal home loan bank                                                       14,650           1,250              --
  Net proceeds from stock offerings                                                              --         166,960         315,840
  Net proceeds from stock options exercised                                                  13,401          12,986          25,052
  Repayment of debt                                                                         (65,750)         (8,000)             --
  Net change in short-term debt                                                                  --              --         (10,000)
  Cash dividends to common stockholders                                                     (27,681)        (17,872)        (14,707)
  Purchase of common treasury shares                                                             --             (71)         (1,002)
  Proceeds from minority shareholders                                                        15,337              --              --
  Other, net                                                                                    568         (22,627)         (5,880)
                                                                                        -----------     -----------     -----------
       Net cash provided by financing activities                                            329,455         137,372         307,978
                                                                                        -----------     -----------     -----------
Net increase in cash and cash equivalents                                                   837,283          60,096         224,956
Cash and cash equivalents at beginning of year                                              594,183         534,087         309,131
                                                                                        -----------     -----------     -----------
Cash and cash equivalents at end of year                                                $ 1,431,466     $   594,183     $   534,087
                                                                                        ===========     ===========     ===========
Supplemental disclosure of cash flow information:
  Interest paid on debt                                                                 $    47,714     $    45,447     $    45,241
                                                                                        ===========     ===========     ===========
  Federal income taxes paid                                                             $   170,418     $    19,381     $    10,644
                                                                                        ===========     ===========     ===========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Principles of consolidation and basis of presentation

The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the "Company"), have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2002 and 2001 financial statements to conform them to the presentation of the 2003 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

(B) Revenue recognition

Property Casualty - Premiums written are recorded at the inception of the policy. Reinsurance premiums written are estimated based upon information received from ceding companies and subsequent differences arising on such estimates are recorded in the period they are determined. Insurance premiums are earned ratably over the term of the policy. Fees for service are earned over the contract period.

Life - For investment contracts, premiums collected from policyholders are not reported as revenues but are included in the liability for policyholders' account balances. Policy charges for policy administration, cost of insurance and surrender charges are assessed against policyholders' account balances and are recognized as premium income in the period in which services are provided.

(C) Cash and cash equivalents

Cash equivalents consist of funds invested in money market accounts and investments with an effective maturity of three months or less when purchased.

(D) Investments

The Company classifies its investments into four categories. Securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost. Securities that the Company purchased with the intent to sell in the near-term are classified as "trading" and are reported at estimated fair value, with unrealized gains and losses reflected in the statement of operations. Investments in affiliates are carried under the "equity method of accounting", whereby the Company reports its share of the income or loss from such investments as net investment income. The remaining securities are classified as "available for sale" and carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income (loss) and a separate component of stockholders' equity. Fair value is generally determined using published market values.

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

(F) Per share data

All share data have been retroactively adjusted to reflect the three-for-two common stock splits that were effected on August 27, 2003 and on July 2, 2002. Basic per share data is based upon the weighted average number of shares outstanding during the year. Diluted per share data reflects the potential dilution that would occur if employee stock-based compensation plans were exercised.

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

(H) Reserves for losses and loss expenses

Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in results of operations in the period in which they are determined. The Company discounts its reserves for excess and assumed workers' compensation claims using a risk-free or statutory rate. (See Note 9 of Notes to Consolidated Financial Statements.)

(I) Reinsurance ceded

Ceded unearned premiums are reported as prepaid reinsurance premiums and estimated amounts of reinsurance recoverable on unpaid losses are reported as due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge the liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided reserves for estimated uncollectible reinsurance.

(J) Federal and foreign income taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has its overseas operations. The Company's method of accounting for income taxes is the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse.

(K) Stock options

Effective January 1, 2003, the Company adopted the fair value recognition provisions of FAS 123 "Accounting for Stock-Based Compensation". The fair value provisions of FAS 123 were applied prospectively to all employee awards granted, modified, or settled on or after January 1, 2003. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period (dollars in thousands, except per share data).

                                                                   2003           2002             2001
                                                                ---------       ---------       ---------
Net income (loss), as reported                                  $ 337,230       $ 175,045       $ (91,546)
Add: Stock-based employee compensation expense
   Included in reported net income, net of tax                         48              --              --
Deduct: Total stock-based employee compensation expense
  under fair value based method for all awards, net of tax         (4,803)         (4,534)         (3,008)
                                                                ---------       ---------       ---------
Pro forma net income (loss)                                     $ 332,475       $ 170,511       $ (94,554)
                                                                =========       =========       =========

Earnings per share:
    Basic-as reported                                           $    4.06       $    2.29        $  (1.39)
    Basic-pro forma                                                  4.00            2.23           (1.44)

    Diluted-as reported                                              3.87            2.21           (1.39)
    Diluted-pro forma                                                3.82            2.15           (1.44)

The fair value of the options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2003 and 2002, respectively: (a) dividend yield of 1%, (b) expected volatility of 26%, (c) risk-free interest rates of 3.9% and 4.9% and
(d) expected life of 7 years.

(L) Foreign currency

Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the statement of operations. Unrealized gains or resulting from translating the results of non-U.S. dollar denominated operations and investment securities are reported as accumulated other comprehensive income. Revenues and expenses denominated in currencies other than U.S. dollars are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

(M) Real estate, furniture and equipment

Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $20,160,000, $19,426,000 and $16,349,000 for 2003, 2002 and 2001, respectively.

(N) Comprehensive income (loss)

Comprehensive income (loss) encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income, net unrealized capital gains or losses on available-for-sale securities and unrealized foreign currency translation adjustments.

(O) Goodwill and other intangible assets

The Company adopted FAS 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Under FAS 142, goodwill is no longer amortized and is evaluated periodically for other than temporary declines in value. A reconciliation of the reported net loss to adjusted net loss for the year ended December 31, 2001 had FAS 142 been applied as of January 1, 2001 follows (amounts in thousands, except per share data):

                                                                     NET LOSS PER
YEAR ENDED DECEMBER 31, 2001                              NET LOSS       SHARE
                                                          --------   ------------
Net loss, as reported                                     $(91,546)    $  (1.39)
Add back goodwill amortization (net of tax)                  3,686          .05
                                                          --------     --------
     Adjusted net loss                                    $(87,860)    $  (1.34)
                                                          ========     ========

(P) Recent accounting pronouncements

In May 2003, the FASB issued FAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity." FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. One requirement under FAS 150 is that certain trust preferred securities are to be presented as liabilities. The Company elected to adopt FAS 150 in the second quarter of 2003, and accordingly, its trust preferred securities have been reclassified to liabilities in the accompanying consolidated balance sheet. The adoption of FAS 150 did not have an effect on the Company's results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which was replaced in December 2003 by FIN 46R. FIN 46R addresses consolidation issues surrounding special purpose entities and certain other entities, collectively termed variable interest entities ("VIE"). A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46R requires VIEs to be consolidated by their primary beneficiaries. FIN 46R was effective immediately for new VIEs formed subsequent to January 31, 2003. For VIEs, that are not special purpose entities, formed prior to February 1, 2003, the effective date is the end of the first interim or annual period ending after March 15, 2004. The Company adopted FIN 46R 2003, except for the consolidation provisions which are required to be adopted during the first quarter of 2004. The adoption of FIN46R did not have an effect on the Company's financial statements. The Company does not expect the adoption of the consolidation provisions of FIN 46R to have a material effect on the Company's financial condition or results of operations.

(2) ACQUISITIONS AND ASSET SALES

During 2002 and 2001, business acquisitions were completed for an aggregate consideration of approximately $3,730,000 and $3,780,000, respectively. The acquisitions were accounted for as purchases and, accordingly, the results of operations of the companies have been included from the respective dates of acquisition. Pro forma results of operations have been omitted as such effects are not significant.

(3) INVESTMENTS IN FIXED MATURITY SECURITIES

At December 31, 2003 and 2002, investments in fixed maturity securities were as follows:

(DOLLARS IN THOUSANDS)
                                                                              GROSS          GROSS
                                                             AMORTIZED     UNREALIZED      UNREALIZED        FAIR          CARRYING
TYPE OF INVESTMENT                                              COST          GAINS          LOSSES          VALUE           VALUE
                                                             ----------    -----------     ----------      ----------     ----------
December 31, 2003
Held to maturity:
  State and municipal                                        $   81,966     $    9,133     $      (80)     $   91,019     $   81,966
  Corporate                                                       6,371            700             --           7,071          6,371
  Mortgage-backed securities                                    115,554          9,048             --         124,602        115,554
                                                             ----------     ----------     ----------      ----------     ----------
    Total held to maturity                                      203,891         18,881            (80)        222,692        203,891
                                                             ----------     ----------     ----------      ----------     ----------

Available for sale:
  United States Government and government agency                572,142         33,635           (651)        605,126        605,126
  State and municipal                                         1,810,133         66,844         (1,400)      1,875,577      1,875,577
  Corporate                                                     558,247         27,844           (900)        585,191        585,191
  Mortgage-backed securities                                    779,365         22,484           (877)        800,972        800,972
  Foreign                                                       203,269         20,949         (1,673)        222,545        222,545
                                                             ----------     ----------     ----------      ----------     ----------
    Total available for sale                                  3,923,156        171,756         (5,501)      4,089,411      4,089,411
                                                             ----------     ----------     ----------      ----------     ----------

Total investment in fixed maturity securities                $4,127,047     $  190,637     $   (5,581)     $4,312,103     $4,293,302
                                                             ==========     ==========     ==========      ==========     ==========

December 31, 2002
Held to maturity:
  State and municipal                                        $   54,600     $    9,018     $     (101)     $   63,517     $   54,600
  Corporate                                                       6,384            875             --           7,259          6,384
  Mortgage-backed securities                                    144,872         11,968             (6)        156,834        144,872
                                                             ----------     ----------     ----------      ----------     ----------
    Total held to maturity                                      205,856         21,861           (107)        227,610        205,856
                                                             ----------     ----------     ----------      ----------     ----------

Available for sale:
  United States Government and government agency                679,323         46,330             --         725,653        725,653
  State and municipal                                           918,534         44,498           (731)        962,301        962,301
  Corporate                                                     629,639         43,804         (5,798)        667,645        667,645
  Mortgage-backed securities                                    752,148         40,240         (2,167)        790,221        790,221
  Foreign                                                       150,349          9,879           (382)        159,846        159,846
                                                             ----------     ----------     ----------      ----------     ----------
    Total available for sale                                  3,129,993        184,751         (9,078)      3,305,666      3,305,666
                                                             ----------     ----------     ----------      ----------     ----------

Total investment in fixed maturity securities                $3,335,849     $  206,612     $   (9,185)     $3,533,276     $3,511,522
                                                             ==========     ==========     ==========      ==========     ==========

The amortized cost and fair value of fixed maturity securities at December 31, 2003, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

             (DOLLARS IN THOUSANDS)                                         2003
                                                                ---------------------------
                                                                  AMORTIZED
                                                                    COST        FAIR VALUE
                                                                ------------   ------------
             Due in one year or less                            $     67,449   $     69,333
             Due after one year through five years                   878,918        910,618
             Due after five years through ten years                  768,743        820,051
             Due after ten years                                   1,517,018      1,586,527
             Mortgage-backed securities                              894,919        925,574
                                                                ------------   ------------
             Total                                              $  4,127,047   $  4,312,103
                                                                ============   ============

At December 31, 2003 and 2002, there were no investments, other than investments in United States government and government agency securities, which exceeded 10% of stockholders' equity. At December 31, 2003, investments with a carrying value of $382 million were on deposit with state insurance departments as required by state laws; investments with a carrying value of $30 million were held in trust for policyholders; and investments with a carrying value of $36 million were deposited at Lloyd's in support of underwriting activities. The Company had contingent liabilities regarding irrevocable undrawn letters of credit supporting reinsurance business of $22 million at December 31, 2003. The Company has pledged investments with a carrying value of $54 million as collateral to support this commitment.

(4) INVESTMENTS IN EQUITY SECURITIES AVAILABLE FOR SALE

At December 31, 2003 and 2002, investments in equity securities were as follows:

(DOLLARS IN THOUSANDS)
                                                                             GROSS         GROSS
                                                                          UNREALIZED     UNREALIZED         FAIR          CARRYING
TYPE OF INVESTMENT                                           COST            GAINS         LOSSES           VALUE           VALUE
                                                           ---------      ----------     ----------       ---------       ---------
December 31, 2003
  Common stocks                                            $ 145,893       $  25,980      $    (698)      $ 171,175       $ 171,175
  Preferred stocks                                           134,768          11,141           (455)        145,454         145,454
                                                           ---------       ---------      ---------       ---------       ---------
    Total                                                  $ 280,661       $  37,121      $  (1,153)      $ 316,629       $ 316,629
                                                           =========       =========      =========       =========       =========

December 31, 2002
  Common stocks                                            $ 102,576       $   3,606      $  (5,570)      $ 100,612       $ 100,612
  Preferred stocks                                            99,812           4,626           (678)        103,760         103,760
                                                           ---------       ---------      ---------       ---------       ---------
    Total                                                  $ 202,388       $   8,232      $  (6,248)      $ 204,372       $ 204,372
                                                           =========       =========      =========       =========       =========

(5) TRADING ACCOUNT

At December 31, 2003 and 2002, the arbitrage trading account was as follows:

(DOLLARS IN THOUSANDS)
                                                                             GROSS         GROSS
                                                                          UNREALIZED     UNREALIZED         FAIR          CARRYING
TYPE OF INVESTMENT                                           COST            GAINS         LOSSES           VALUE           VALUE
                                                           ---------      ----------     ----------       ---------       ---------
December 31, 2003
  Direct equity securities                                 $ 220,791       $  11,378      $  (1,098)      $ 231,071       $ 231,071
  Arbitrage-related partnerships                             100,896              --             --         100,896         100,896
                                                           ---------       ---------      ---------       ---------       ---------
    Total equity securities trading account                  321,687          11,378         (1,098)        331,967         331,967
                                                           ---------       ---------      ---------       ---------       ---------
  Receivables from brokers                                   102,257              --             --         102,257         102,257
  Securities sold but not yet purchased                     (110,782)            280         (8,598)       (119,100)       (119,100)
                                                           ---------       ---------      ---------       ---------       ---------
    Total trading account                                  $ 313,162       $  11,658      $  (9,696)      $ 315,124       $ 315,124
                                                           =========       =========      =========       =========       =========

December 31, 2002
  Direct equity securities                                 $  72,217       $     890      $  (3,373)      $  69,734       $  69,734
  Arbitrage-related partnerships                              95,908              --             --          95,908          95,908
                                                           ---------       ---------      ---------       ---------       ---------
    Total equity securities trading account                  168,125             890         (3,373)        165,642         165,642
                                                           ---------       ---------      ---------       ---------       ---------
  Receivables from brokers                                   177,309              --             --         177,309         177,309
  Securities sold but not yet purchased                      (38,347)          2,870           (638)        (36,115)        (36,115)
                                                           ---------       ---------      ---------       ---------       ---------
    Total trading account                                  $ 307,087       $   3,760      $  (4,011)      $ 306,836       $ 306,836
                                                           =========       =========      =========       =========       =========

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

The arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. Therefore, just as long portfolio positions may incur losses during market declines, hedge positions may also incur losses during market advances. As of December 31, 2003, the notional amount of long option contracts outstanding was $31,292,000 and the notional amount of short option contracts outstanding was $46,346,000.

(6) INVESTMENTS IN AFFILIATES

Investments in affiliates include the following:

                                                                                                     EQUITY (LOSS)
                                                                  CARRYING VALUE                    EARNINGS (LOSS)
                                                         --------------------------------    ----------------------------------
   (DOLLARS IN THOUSANDS)                                  2003        2002        2001        2003         2002         2001
                                                         --------    --------    --------    --------     --------     --------
    Kiln plc                                             $ 40,488    $ 31,498    $     --    $  4,565     $    687     $     --
    Real estate partnerships                               57,560      10,808       2,878       6,112          190           --
    Structured finance partnership                         17,846          --          --        (112)          --           --
    Other                                                  10,878       3,881       2,587      (3,540)        (187)         (16)
                                                         --------    --------    --------    --------     --------     --------
       Total                                             $126,772    $ 46,187    $  5,465    $  7,025     $    690     $    (16)
                                                         ========    ========    ========    ========     ========     ========

The Company's investments in affiliates are reported under the equity method of accounting. The Company's share of the earnings of affiliates is generally reported on a one-quarter lag in order to facilitate the timely completion of the consolidated financial statements.

The Company's acquired a 20.1% interest in Kiln plc in 2002 for approximately $29 million. Kiln plc is based in the U.K. and conducts international insurance and reinsurance underwriting through Lloyd's syndicates. The Company also entered into qualifying quota share reinsurance agreements with two Lloyd's syndicates managed by Kiln plc. Net premiums written under these quota share agreements were $122 million in 2003 and $121 million in 2002.

(7) INVESTMENT INCOME

Investment income consists of the following:

            (DOLLARS IN THOUSANDS)                                                 2003           2002           2001
                                                                                ---------      ---------      ---------
            Investment income earned on:
                Fixed maturity securities                                       $ 197,963      $ 182,762      $ 162,751
                Equity securities available for sale                               18,906         12,552          6,754
                Equity securities trading account(a)                                8,110          7,144         19,572
                Investment in affiliates                                            7,025            690            (16)
                Cash and cash equivalents                                          11,516          5,899         14,715
                Other                                                                 827          1,853          2,880
                                                                                ---------      ---------      ---------
                    Gross investment income                                       244,347        210,900        206,656
                Interest on funds held under reinsurance treaties and
                  investment expense                                              (34,291)       (23,025)       (11,635)
                                                                                ---------      ---------      ---------
                Net investment income                                           $ 210,056      $ 187,875      $ 195,021
                                                                                =========      =========      =========

      (a) Investment income earned from net trading account activity includes unrealized trading gains of $2,174,000 in 2003 and unrealized trading losses of $1,155,000 in 2002.

(8) REALIZED GAINS AND LOSSES

Realized gains (losses) and the change in difference between fair value and cost of investments, before applicable income taxes, are as follows:

            (DOLLARS IN THOUSANDS)                                               2003            2002            2001
                                                                              ---------       ---------       ---------
            Realized gains (losses):
                Fixed maturity securities(a)                                  $  73,000       $  27,446       $   6,706
                Equity securities available for sale                             10,506           6,603           7,755
                Provision for other than temporary impairment (b):
                    Fixed maturity securities                                      (430)        (16,155)        (26,511)
                    Equity securities available for sale                             --          (2,680)           (109)
                Other                                                              (545)             --             (93)
                                                                              ---------       ---------       ---------
                                                                                 82,531          15,214         (12,252)
                                                                              ---------       ---------       ---------
            Change in difference between fair value and cost
              of investments, not including trading securities:
                    Fixed maturity securities                                   (12,371)        128,327          32,452
                    Equity securities available for sale                         33,984          (4,139)         (1,175)
                                                                              ---------       ---------       ---------
                                                                                 21,613         124,188          31,277
                                                                              ---------       ---------       ---------
            Total                                                             $ 104,144       $ 139,402       $  19,025
                                                                              =========       =========       =========

            (a)   During 2003, 2002 and 2001, gross gains of $76,019,000,
                  $39,494,000 and, $13,033,000, respectively, and gross losses of $3,019,000, $12,048,000 and $6,327,000, respectively, were realized.

            (b) The 2003 provision for other than temporary impairment reflected the write-down of 2 bond holdings. The 2002 provision for other than temporary impairment reflected a second quarter charge of $10 million for Argentine sovereign bonds (see Note 22 of Notes to Consolidated Financial Statements) and a fourth quarter charge of $9 million for other investments, including $6 million of securities issued by Dynegy Inc. The 2001 provision for other then temporary impairment reflected the write-down of Argentine sovereign bonds and other securities.

For fixed maturity securities and equity securities available for sale, gross unrealized gains were $227,758,000 and gross unrealized losses were $6,734,000 as of December 31, 2003. The gross unrealized losses of $6,734,000 include unrealized losses of $1,267,000 for securities that have been continuously in an unrealized loss position for more than twelve months.

(9) RESERVES FOR LOSSES AND LOSS EXPENSES (INCREASES)

The table below provides a reconciliation of the beginning and ending reserve balances on a gross of reinsurance basis:

         (DOLLARS IN THOUSANDS)                                                       2003             2002            2001
                                                                                   -----------     -----------     -----------
         Net reserves at beginning of year                                         $ 2,323,241     $ 2,033,293     $ 1,818,049
                                                                                   -----------     -----------     -----------
         Net provision for losses and loss expenses:
           Claims occurring during the current year                                  1,780,905       1,288,071       1,140,622
           Increase (decrease) in estimates for claims occurring in prior years        272,850         173,732         211,344
           Net (increase) decrease in discount for prior years                          (4,099)         (4,549)          8,717
                                                                                   -----------     -----------     -----------
                                                                                     2,049,656       1,457,254       1,360,683
                                                                                   -----------     -----------     -----------
         Net payments for claims
           Current year                                                                268,170         373,541         443,802
           Prior years                                                                 599,432         793,765         701,637
                                                                                   -----------     -----------     -----------
                                                                                       867,602       1,167,306       1,145,439
                                                                                   -----------     -----------     -----------
         Net reserves at end of year                                                 3,505,295       2,323,241       2,033,293
         Ceded reserves at end of year                                                 686,796         844,684         730,557
                                                                                   -----------     -----------     -----------
         Gross reserves at end of year                                             $ 4,192,091     $ 3,167,925     $ 2,763,850
                                                                                   ===========     ===========     ===========

The statement of operations includes $521,000, $6,717,000 and $19,817,000 for the years ended December 31, 2003, 2002 and 2001, respectively, relating to the policyholder benefits incurred on life insurance which are not included in the above table. Net payments in 2003 are net of $331 million of cash received upon the commutation of the aggregate reinsurance agreement (see Note 10 of Notes to Consolidated Financial Statements).

      Net losses and loss expenses for the years ended December 31, 2003, 2002 and 2001 included increases in estimates for claims occurring in prior years. The Company, along with the property casualty insurance industry in general, has experienced higher than expected loss costs for certain business written from 1998 to 2001. Following is a summary of the increases in estimates for claims occurring in prior years for the indicated periods (dollars in thousands):

                                                                            2003          2002           2001
                                                                        -----------    -----------    -----------
    Gross reserves for losses and loss expenses at beginning of year    $ 3,168,000    $ 2,764,000    $ 2,476,000

    Increase in estimates for claims occurring
     in prior years, net of reinsurance:
      Reinsurance:
        Casualty lines                                                  $    74,000    $    47,000    $    53,000
        Property lines                                                           --             --         15,000
        Fidelity and surety                                                  15,000         14,000             --
      Specialty:
        Excess and surplus lines                                             62,000         30,000         24,000
        Professional liability                                               35,000         31,000         12,000
        Other                                                                 4,000          4,000          5,000
      Alternative markets workers' compensation                              41,000         34,000         (2,000)
      Regional                                                               40,000         10,000         (4,000)
      International                                                           2,000          4,000          5,000
      Discontinued                                                               --             --        103,000
                                                                        -----------    -----------    -----------
        Total                                                           $   273,000    $   174,000    $   211,000
                                                                        ===========    ===========    ===========

Reinsurance - In 2002 and 2003, the Company increased its estimates of the ultimate loss costs for casualty reinsurance risks written between 1998 and 2001 primarily as a result of higher than expected claims reported by ceding companies. A significant portion of the increase in estimates for claims occurring in prior years that was recognized in 2003 related to certain large accounts. The Company sets its initial loss estimates based principally upon information obtained during the underwriting process and adjusts these estimates as additional information becomes available. As certain large contracts have matured, the Company has adjusted its loss estimates upward to reflect the known loss experience and has revised its expectations regarding the level of ultimate losses to reflect a higher level of known losses as well as a pattern of delayed loss reporting by some ceding companies. The Company analyzes its treaty reinsurance business and sets reinsurance reserves each quarter on a treaty-by-treaty basis, rather than in the aggregate for the entire reinsurance business. The Company believes this method provides a better estimate of required reserves, as the Company is able to promptly identify changes in underlying trends experienced by individual ceding companies and adjust its reserves as necessary.

The increase in estimated ultimate loss costs for fidelity and surety reinsurance reflects the settlement of several large surety claims during 2002 and 2003, including arbitration resolutions. In addition, the Company has reserved for certain claims relating to financial guarantee exposures that were not intended to be covered under the Company's reinsurance policies.

Specialty - The Company increased its estimates of ultimate costs for excess and surplus lines casualty business written in prior years to recognize certain recently identified trends in the development of losses and loss expenses. These trends include a substantial increase in legal expenses incurred in the defense of claims, in particular for claims with multiple claimants in multiple states. For some policies, the obligation to defend has caused the Company to incur aggregate legal expenses in excess of policy limits, which was unanticipated in both pricing and reserving these exposures. In addition, the Company identified certain recent changes in the claims reporting pattern that suggest that claim costs are emerging over a longer period of time and at a higher level than in the past. Prior year ultimate loss ratios were adjusted upwards to recognize the estimated impact of such trends. The increase in prior year reserves for the excess and surplus lines also reflects the cost of the disposition of reinsurance arbitration.

The increase in estimated ultimate loss costs for professional liability business written in prior years relates primarily to lawyers professional liability, liability coverage for senior living centers and employment practices liability. These lines have experienced a higher level of claim frequency and severity and a longer reporting pattern than anticipated when initial loss reserves were established. These lines also have a high incidence of litigated claims, and the reporting patterns have lengthened due to a more protracted and complex litigation environment.

Alternative Markets - Ultimate loss costs for workers' compensation business written in prior years were impacted by a substantial increase in medical cost inflation. This resulted principally from increased utilization of the health care system by injured workers and more expensive and higher usage of prescription drugs. The impact of the increased medical cost trends is especially significant to the excess workers' compensation business because of the higher severity of claims and longer time period over which claims are paid.

Regional - The increase in prior year reserves for the regional segment was primarily related to workers' compensation business, which experienced similar trends to those described under alternative markets.

Environmental and asbestos - To date, known environmental and asbestos claims have not had a material impact on the Company's operations. These claims have not materially impacted the Company because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental and asbestos exposures.

The Company's net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $31,866,000 and $28,509,000 at December 31, 2003 and 2002, respectively. The Company's gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $49,283,000 and $47,637,000 at December 31, 2003 and 2002, respectively. Net incurred losses and loss expenses (recoveries) for reported asbestos and environmental claims were approximately $4,749,000, $6,652,000 and $(4,503,000) in 2003, 2002 and 2001, respectively. Net paid losses and loss expenses were approximately $1,391,000, $2,938,000, and $125,000 in 2003, 2002 and 2001,
respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

Discounting - The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience and is supplemented with data compiled from insurance companies writing similar business. The liabilities for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve for non-proportional business, and at the statutory rate for proportional business. The discount rates range from 3.9% to 6.5% with a weighted average discount rate of 5.0%. For statutory purposes, the Company uses a discount rate of 4.2% as permitted by the Department of Insurance of the State of Delaware. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $393,000,000, $293,000,000 and $243,000,000 at December 31, 2003, 2002 and 2001, respectively. The increase in the aggregate discount from 2002 to 2003 and from 2001 to 2002 resulted from the increase in workers' compensation reserves.

(10) REINSURANCE CEDED

The Company reinsures a portion of its exposures principally to reduce net liability on individual risks and to protect against catastrophic losses. The following amounts arising under reinsurance ceded contracts have been deducted in arriving at the amounts reflected in the statement of operations:

            (DOLLARS IN THOUSANDS)                 2003        2002        2001
                                                 --------    --------    --------
            Ceded premiums earned:
              Aggregate reinsurance agreement     152,632     109,238      46,585
              Other reinsurance contracts         403,992     346,023     299,574
                                                 --------    --------    --------
               Total                             $556,624    $455,261    $346,159
                                                 ========    ========    ========
            Ceded losses incurred:
              Aggregate reinsurance agreement     156,519      94,164      59,441
              Other reinsurance contracts         291,014     241,162     274,470
                                                 --------    --------    --------
                Total                            $447,533    $335,326    $333,911
                                                 ========    ========    ========

The Company had a multi-year aggregate reinsurance agreement that provided two types of reinsurance coverage. The first type of coverage provided protection for individual losses on an excess of loss or quota share basis, as specified for each class of business covered by the agreement. The second type of coverage provided aggregate accident year protection for our reinsurance segment for loss and loss adjustment expenses incurred above a certain level. Loss recoveries were subject to annual limits and an aggregate limit over the contract period. The agreement contained a profit sharing provision under which the Company could recover a portion of premiums paid to the reinsurer if certain profit conditions were met. The Company accrued return premiums of $51 million in 2003 and $20 million in 2002 (none in 2001). As of December 31, 2003, the Company commuted the aggregate reinsurance agreement. Upon commutation, the reinsurer released funds held in an amount equal to the commuted loss reserves and unearned premium reserves and, accordingly there was no gain or loss as a result of the commutation.

Certain of the Company's reinsurance agreements are structured on a funds held basis whereby the Company retains some or all of the ceded premiums in a separate account that is used to fund ceded losses as they become due from the reinsurance company. Interest is credited to reinsurers for funds held on their behalf at rates ranging from 7.0% to 8.9% of the account balances, as defined under the agreements. Interest credited to reinsurers, which is reported as a reduction of net investment income, was $32 million in 2003, $21 million in 2002 and $12 million in 2001.

(11) DEBT

Debt consists of the following:

          (dollars in thousands)                                                    2003                       2002
                                                                        -----------------------------     --------------
           DESCRIPTION                RATE            MATURITY           FACE VALUE    CARRYING VALUE     CARRYING VALUE
     -----------------------         ------     -------------------     ------------   --------------     --------------
     Senior Subsidiary Notes         6.50%      January 1, 2003         $         --     $         --      $     35,793
     Senior Notes                    6.71%      March 4, 2003                     --               --            24,997
                                                                         ___________      ___________       ____________
     Current installment due                                                      --               --      $     60,790
                                                                         ___________      ___________       ____________
     Senior Notes                    6.375%     April 15, 2005                40,000           39,954            39,919
     Senior Notes                    6.25%      January 15, 2006             100,000           99,699            99,566

     Senior Notes                    9.875%     May 15, 2008                  88,800           87,272            87,010
     Senior Notes                    5.125%     September 30, 2010           150,000          147,845                --
     Senior Notes                    5.875%     February 15, 2013            200,000          196,973                --
     Senior Debentures               8.70%      January 1, 2022               76,503           75,718            75,700
     Subsidiary Debt                 7.65%      June 30, 2023                 11,747           11,747                --
                                                                        ------------      -----------       -----------
                                                                        $    667,050      $   659,208       $   362,985
                                                                        ============      ===========       ===========

The difference between the face value of long-term debt and the carrying value is unamortized discount. All outstanding debt is not redeemable until maturity.

(12) TRUST PREFERRED SECURITIES

The Company-obligated mandatorily redeemable preferred securities of a subsidiary trust holding solely junior subordinated debentures ("Trust Preferred Securities") were issued by the W. R. Berkley Capital Trust ("the Trust") in 1996. All of the common securities of the Trust are owned by the Company. The sole assets of the Trust are $210,000,000 aggregate principal amount of 8.197% Junior Subordinated Debentures due December 15, 2045, issued by the Company (the "Junior Subordinated Debentures"). The Company's guarantee of payments of cash distributions and payments on liquidation of the Trust and redemption of the Trust Preferred Securities, when taken together with the Company's obligations under the Trust Agreement under which the Trust Preferred Securities were issued, the Junior Subordinated Debentures and the Indenture under which the Junior Subordinated Debentures were issued, including its obligations to pay costs, expenses, debts and liabilities of the Trust (other than with respect to the Trust Preferred Securities), provide a full and unconditional guarantee of the Trust's obligations under the Trust Preferred Securities. The Company records the preferential cumulative cash dividends arising from the payments of interest on the Junior Subordinated Debentures as interest expense in its consolidated statement of operations.

The Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part, on the stated maturity date, upon repayment of the Junior Subordinated Debentures, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the Junior Subordinated Debentures by the Company upon the occurrence and continuation of a certain event and (iii) in whole or in part, on or after December 15, 2006, contemporaneously with the optional prepayment by the Company of Junior Subordinated Debentures. The liability for Trust Preferred Securities is reported net of $15 million (face amount) of Trust Preferred Securities repurchased by the Company.

(13) FEDERAL AND FOREIGN INCOME TAXES

Federal and foreign income tax expense (benefit) consists of:

           (DOLLARS IN THOUSANDS)             2003          2002        2001
                                           ---------     ---------    ---------
           Current expense                 $ 173,613     $  44,694    $   2,068
                                           ---------     ---------    ---------
           Deferred expense (benefit)        (22,987)       39,445      (58,729)
                                           ---------     ---------    ---------
                Total expense (benefit)    $ 150,626     $  84,139    $ (56,661)
                                           =========     =========    =========

A reconciliation of Federal and foreign income tax (expense) benefit and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

        (DOLLARS IN THOUSANDS)                                     2003         2002          2001
                                                                ---------    ---------     ---------
        Computed "expected" tax expense (benefit)               $ 171,975    $  90,802     $ (52,988)
        Tax-exempt investment income                              (21,838)      (9,051)       (8,045)
        Change in valuation allowance                                (980)      (3,275)        3,100
        Other, net                                                  1,469        5,663         1,272
                                                                ---------    ---------     ---------
             Total expense (benefit)                            $ 150,626    $  84,139     $ (56,661)
                                                                =========    =========     =========

At December 31, 2003 and 2002, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

            (DOLLARS IN THOUSANDS)                              2003          2002
                                                             ---------     ---------
            DEFERRED TAX ASSET
            Loss reserve discounting                         $ 137,165     $  94,159
            Life reserve                                         7,538         9,900
            Unearned premiums                                  113,705        85,541
            Net operating loss carry forward                     2,355         1,143
            Alternative minimum tax credit carryforward             --        12,113
            Other                                               16,741        20,656
                                                             ---------     ---------
                Gross deferred tax asset                       277,504       223,512
            Less valuation allowance                            (4,223)       (6,825)
                                                             ---------     ---------
                Deferred tax asset                             273,281       216,687
                                                             =========     =========
            DEFERRED TAX LIABILITY
            Amortization of intangibles                          7,323         7,844
            Deferred policy acquisition costs                  137,153       109,582
            Deferred taxes on unrealized investment gains       72,609        64,043
            Other                                               20,383        14,633
                                                             ---------     ---------
                Deferred tax liability                         237,468       196,102
                                                             ---------     ---------
                Net deferred tax asset                       $  35,813     $  20,585
                                                             =========     =========

Federal income tax expense (benefit) applicable to realized investment gains (losses) was $28,090,000, $13,817,000 and $(2,478,000) in 2003, 2002 and 2001,
respectively. The Company had a current income tax payable of $8,654,000 and $8,314,000 at December 31, 2003 and 2002, respectively. At December 31, 2003, the Company had foreign net operating loss carryforwards of $2,935,000, which expire from 2004 and 2008. The net change in the valuation allowance is primarily related to the foreign net operating loss carryforwards. The Company's tax returns through December 31, 2000 have been reviewed by the Internal Revenue Service.

The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this gross asset.

(14) DIVIDENDS FROM SUBSIDIARIES AND STATUTORY FINANCIAL INFORMATION

The Company's insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2004, the maximum amount of dividends which can be paid without such approval is approximately $197 million.

Combined net income (loss) and policyholders' surplus of the Company's consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

                   (DOLLARS IN THOUSANDS)             2003          2002           2001
                                                  -----------   -----------    -----------
                   Net income (loss)              $   293,455   $   192,845    $  (130,630)
                                                  ===========   ===========    ===========
                   Policyholders' surplus         $ 1,886,013   $ 1,275,302    $   928,367
                                                  ===========   ===========    ===========

The significant variances between statutory accounting practices and GAAP are that for statutory purposes bonds are carried at amortized cost, acquisition costs are charged to operations as incurred, deferred Federal income taxes are subject to limitations, excess and assumed workers' compensation reserves are discounted at different discount rates and certain assets designated as "non-admitted assets" are charged against surplus.

The NAIC has risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. All of the Company's insurance subsidiaries have an RBC amount above the authorized control level RBC, as defined by the NAIC. The Company has guaranteed that RBC levels of certain subsidiaries will remain above their authorized control levels.

(15) STOCKHOLDERS' EQUITY

COMMON EQUITY The weighted average number of shares used in the computation of basic earnings per share was 83,124,000, 76,328,000, and 65,562,000 for 2003,
2002 and 2001, respectively. The weighted average number of shares used in the computations of diluted earnings per share was 87,063,000, 79,385,000 and 68,750,000, for 2003, 2002 and 2001, respectively. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock-based compensation plans.

      Changes in shares of common stock outstanding, net of treasury shares, are as follows:

               (IN THOUSANDS)                        2003       2002      2001
                                                    ------     ------    ------
               Balance, beginning of year           82,835     74,792    57,726
               Shares issued                           705      8,048    17,106
               Shares repurchased                       (2)        (5)      (40)
                                                    ------     ------    ------
               Balance, end of year                 83,538     82,835    74,792
                                                    ======     ======    ======

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

(16) INVESTMENT IN PEYTON STREET

The consolidated financial statements include the accounts of Peyton Street Independent Financial Services ("Peyton Street"), a unitary thrift holding company that owns the common stock of InsurBanc. InsurBanc provides banking services principally to independent insurance agencies and their employees. Following is a summary of assets and liabilities related to Peyton Street that were included on the Company's consolidated balance sheets as of December 31, 2002 and 2003:

            (AMOUNTS IN THOUSANDS)                       2003         2002
                                                       ---------    ---------
            Cash and cash equivalents                  $   6,218    $   4,596
            Fixed maturity securities                     24,674       12,985
            Real estate, furniture and equipment             308          410
            Other assets:
               Loans receivable                           24,960       11,937
               Other                                         350          555
                                                       ---------    ---------
                Total                                  $  56,510    $  30,483
                                                       =========    =========

            Other Liabilities:
               Deposits                                $  30,876    $  18,826
               Advances from Federal Home Loan Bank       15,900        1,250
            Other                                          2,411        1,619
                                                       ---------    ---------
                Total Liabilities                      $  49,187    $  21,695
                                                       =========    =========

The Company's share of Peyton Street's net loss was $1,422,000 in 2003, $1,782,000 in 2002 and $1,235,000 in 2001. In the ordinary course of business, Peyton Street is a party to financial instruments with off-balance-sheet risk. At December 31, 2003, these financial instruments include contractual commitments of $10,675,000 to extend credit under future loan agreements and unused lines of credit. The advances from FHLB is secured by investments with an aggregate market value $20 million.

(17) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2003 and 2002:

          (DOLLARS IN THOUSANDS)                              2003                             2002
                                                 -----------------------------    ------------------------------
                                                   CARRYING                         CARRYING
                                                    AMOUNT         FAIR VALUE        AMOUNT          FAIR VALUE
                                                 -------------    ------------    -------------     ------------
          Investments                            $   6,480,713    $  6,507,831    $   4,663,100     $  4,684,854
          Debt                                         659,208         718,787          362,985          397,849
          Trust preferred securities                   193,336         208,553          198,251          187,036

The estimated fair value of investments is based on quoted market prices as of the respective reporting dates. The fair value of the debt and the trust preferred securities are based on rates available for borrowings similar to the Company's outstanding debt as of the respective reporting dates.

(18) LEASE OBLIGATIONS

The Company and its subsidiaries use office space and equipment under leases expiring at various dates. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was approximately: $18,773,000, $17,586,000 and $18,021,000 for 2003, 2002 and 2001, respectively. Future minimum lease payments (without provision for sublease income) are $14,583,000 in 2004; $12,503,000 in 2005; $10,103,000 in 2006; and $26,525,000 thereafter.

(19) COMMITMENTS, LITIGATION AND CONTINGENT LIABILITIES

The Company's subsidiaries are subject to disputes, including litigation and arbitration, arising in the ordinary course of their insurance and reinsurance businesses. The Company's estimates of the costs of settling such matters are reflected in its aggregate reserves for losses and loss expenses, and the Company does not believe that the ultimate outcome of such matters, individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.

During 2003, two arbitration hearings in which subsidiaries of the Company were involved were completed. The Company recorded an increase in reserves for loss and loss expenses during the third quarter of 2003 of $15 million, which represents the excess of the Company's estimate of the ultimate cost of the disposition of these matters over amounts that were previously accrued.

(20) STOCK INCENTIVE PLAN

The Company has a stock incentive plan (the "Stock Incentive Plan") under which 16,031,250 shares of Common Stock were reserved for issuance. Pursuant to the Stock Incentive Plan, stock incentives may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant.

The following table summarizes option information:

                                                             2003                      2002                      2001
                                                    -----------------------   -----------------------   -----------------------
                                                      SHARES      PRICE(a)      SHARES      PRICE(a)      SHARES       PRICE(a)
                                                    ---------    ----------   ---------    ----------   ---------    ----------
      Outstanding at beginning of year              9,206,468    $    17.15   8,187,929    $    15.21   8,968,679    $    14.03
      Granted                                          73,000         30.96   1,897,013         24.41   1,217,138         20.92
      Exercised                                       694,989         14.33     581,550         13.41   1,559,025         13.23
      Canceled                                        112,658         15.66     296,924         17.17     438,863         14.55
                                                    ---------    ----------   ---------    ----------   ---------    ----------
      Outstanding at end of year                    8,471,821    $    17.52   9,206,468    $    17.15   8,187,929    $    15.21
                                                    ---------    ----------   ---------    ----------   ---------    ----------
      Options exercisable at year end               3,727,375    $    15.55   3,609,791    $    15.61   3,719,069    $    14.73
                                                    ---------    ----------   ---------    ----------   ---------    ----------
      Stock available for future grant              3,611,946                 3,578,751                 5,179,931
                                                    ---------    ----------   ---------    ----------   ---------    ----------

      (a)   Weighted average exercise price.

The following table summarizes information about stock options outstanding at December 31, 2003 and 2002:

                                                     OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                          ----------------------------------------        --------------------------
                                                          WEIGHTED                                          WEIGHTED
                RANGE OF                                  REMAINING       WEIGHTED                          AVERAGE
                EXERCISE                    NUMBER       CONTRACTUAL      AVERAGE           NUMBER          EXERCISE
                 PRICES                   OUTSTANDING       LIFE           PRICE          EXERCISABLE       PRICE
                --------                  -----------    -----------      --------        -----------       --------
                December 31, 2003
                $6 to $10                 1,444,013         6.3           $   8.25          262,817         $  8.24
                10 to 20                  2,826,005         3.3              14.56        2,652,918           14.59
                20 to 35                  4,201,803         7.0              22.69          811,640           21.05
                                          ---------       -----           --------        ---------         -------
                      Total               8,471,821         5.6           $  17.52        3,727,375         $ 15.55
                                          =========       =====           ========        =========         =======
                December 31, 2002
                $6 to $10                 1,634,098         7.0           $   8.30               --         $    --
                10 to 20                  3,186,783         4.2              14.37        2,958,048           14.41
                20 to 35                  4,385,587         7.7              22.47          651,743           21.05
                                          ---------       -----           --------        ---------         -------
                      Total               9,206,468         6.3           $  17.15        3,609,791         $ 15.61
                                          =========       =====           ========        =========         =======

(21) COMPENSATION PLAN

The Company and its subsidiaries have profit sharing retirement plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary's profitability. Employees become eligible to participate in the Retirement Plans on the first day of the month following the first full three months in which they are employed. Profit sharing expense amounted to $17,135,000 $12,821,000, and $9,287,000 for 2003, 2002 and 2001, respectively.

The Company has a Long-Term Incentive Compensation Plan ("LTIP") that provides for incentive compensation to key executives based on the Company's earnings, as defined under the LTIP. Key employees are awarded participation units ("Units"), which vest and become exercisable over a maximum term of five years from the date of their award. In 2001, the Company granted 178,875 Units, with an aggregate maximum value of $19,875,000, to key executives. Based on the Company's earnings, these Units achieved their maximum value in 2003. The participants received the maximum value for their Units in cash in February 2004. Thereafter, no remaining units were outstanding. Compensation expense related to the LTIP was $11,475,000 in 2003 and $8,400,000 in 2002.

During 2003, 456,000 Restricted Stock Units (RSU) were awarded to officers of the Company and its subsidiaries. Each RSU represents the right to receive one share of common stock, conditioned on the employee's satisfying certain requirements outlined in the award agreement. The RSUs vest after five years of continuous employment. The Company determines the cost of the RSUs awarded based on the market value of the stock at the time of the award. The cost is recognized as compensation expense as the units are earned over the vesting period. Compensation expense related to RSUs was $1,927,000 for 2003. The remaining unearned compensation for outstanding RSUs was $11,060,000 as of December 31, 2003.

(22) INTERNATIONAL OPERATIONS

From its inception in 1995 and through the fourth quarter of 2002, the international segment's results were reported on a one-quarter lag to facilitate the timely completion of the consolidated financial statements. Improvements in reporting procedures now allow this segment to be reported without a one-quarter lag. Beginning in the first quarter of 2003, the international segment's results were reported in the consolidated statement of operations without a one-quarter lag. In order to eliminate the one-quarter lag, net income of the international segment for the fourth quarter of 2002 was reported as a direct credit to consolidated retained earnings during the first quarter of 2003.

During 2001 and 2002, Argentina experienced substantial economic disruption, including default on its sovereign bonds, severe currency devaluation, high unemployment and inflation, increasing fiscal deficits and declining central bank reserves. As a result of these events, The Company ceased writing life insurance business in Argentina in 2002 and has since liquidated substantially all of its life insurance policies. The Company also wrote down the carrying value of its Argentine sovereign bonds by $18 million in 2001 and $10 million in 2002. In addition, the Company's Argentine subsidiary reported net gains of $21.7 million in 2002 as a result of foreign currency transactions and the related settlement of life insurance contracts. The foreign currency transaction gain represents the net increase in the local currency value of assets and liabilities denominated in US dollars following the devaluation of the Argentine peso. The gain on surrender of life insurance contracts represents the gain from the negotiated settlement of certain US dollar life insurance contracts for less than their local currency value following the devaluation of the Argentine peso.

(23) SUPPLEMENTAL FINANCIAL STATEMENT DATA

Other operating costs and expenses consist of the following:

            (DOLLARS IN THOUSANDS)                                       2003            2002          2001
                                                                     -----------     ----------    ----------
            Amortization of deferred policy acquisition costs        $   787,167     $  589,993    $  492,065
            Other underwriting expenses                                  118,182         94,590        85,593
            Service company expenses                                      82,821         69,715        64,949
            Other costs and expenses                                      47,724         42,907        21,169
                                                                     -----------     ----------    ----------
            Total                                                    $ 1,035,894     $  797,205    $  663,776
                                                                     ===========     ==========    ==========

(24) RESTRUCTURING PLAN

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

(25) INDUSTRY SEGMENTS

The Company's operations are presently conducted through five segments of the insurance business: specialty lines of insurance; alternative markets; reinsurance; regional property casualty insurance; and international.

Our specialty segment underwrites complex and sophisticated third-party liability risks, principally within the excess and surplus lines, professional liability, commercial transportation and surety markets. The specialty business is conducted through seven operating units. The companies within the segment are divided along the different customer bases and product lines which they serve. The specialty units deliver their products through a variety of distribution channels depending on the customer base and particular risks insured. The customers in this segment are highly diverse.

Our alternative markets operations specialize in developing, insuring, reinsuring and administering self-insurance programs and other alternative risk transfer mechanisms. Our clients include employers, employer groups, insurers, and alternative market funds seeking less costly, more efficient ways to manage exposure to risks. In addition to providing primary and excess workers' compensation insurance, the alternative markets segment also provides a wide variety of fee-based services, including consulting and administrative services.

Our reinsurance operations specialize in underwriting property casualty reinsurance on both a treaty and a facultative basis. The principal reinsurance units are facultative reinsurance, which writes individual certificates and program facultative business, treaty reinsurance, which functions as a traditional reinsurer in specialty and standard reinsurance lines, and Lloyd's reinsurance, which writes quota share reinsurance with certain Lloyd's syndicates.

Our regional subsidiaries provide commercial insurance products to customers primarily in 32 states. Key clients of this segment are small-to-mid-sized businesses and governmental entities. The regional subsidiaries are organized geographically, which provides them with the flexibility to adapt to local market conditions, while enjoying the superior administrative capabilities and financial strength of the Company. The regional operations are conducted through four geographic regions based on markets served: Midwest, New England, Southern (excluding Florida) and Mid Atlantic.

International operations are conducted in Argentina and Asia. In Argentina, we currently offer commercial and personal property casualty insurance. In Asia, we provide savings and life products to customers, including endowment policies to pre-fund education costs and retirement income.

During 2001, the Company discontinued its regional personal lines business and the alternative markets division of its reinsurance segment. These discontinued businesses are now being managed and reported collectively as a separate Discontinued Business Segment. Prior period segment information has been restated to reflect these changes.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Income tax expense and benefits are calculated based upon the Company's overall effective tax rate. Summary financial information about the Company's operating segments is presented in the following table. Income (loss) before income taxes by segment consists of revenues less expenses related to the respective segment's operations, including allocated investment income. Identifiable assets by segment are those assets used in or allocated to the operation of each segment. Reclassifications have been made in the 2002 and 2001 segment information in order to conform with the presentation of the 2003 segment information.

                                                                                  REVENUES
                                                              ----------------------------------------------    PRE-TAX      NET
                                                                EARNED    INVESTMENT                            INCOME      INCOME
   (DOLLARS IN THOUSANDS)                                      PREMIUMS     INCOME      OTHER       TOTAL       (LOSS)      (LOSS)
                                                              ----------  ----------   --------   ----------   ---------   --------
   December 31, 2003:
     Specialty                                                $1,117,781  $   70,232   $     --   $1,188,013   $ 201,885   $136,725
     Alternative Markets                                         410,926      38,450    101,715      551,091      85,397     59,066
     Reinsurance                                                 760,558      52,622         --      813,180      59,984     43,610
     Regional                                                    880,597      43,368         --      923,965     153,292    105,468
     International                                                64,748       6,173         10       70,931       3,347      3,716
     Discontinued Business                                            --          --         --           --          --         --
     Corporate, other and eliminations                                --        (789)     2,025        1,236     (96,293)   (64,699)
     Realized investment and foreign currency gains (losses)          --          --     81,692       81,692      81,692     53,334
                                                              ----------  ----------   --------   ----------   ---------   --------
     Consolidated                                             $3,234,610  $  210,056   $185,442   $3,630,108   $ 489,304   $337,220
                                                              ==========  ==========   ========   ==========   =========   ========

   December 31, 2002:
     Specialty                                                $  772,696  $   53,862   $     --   $  826,558   $ 136,112   $ 90,498
     Alternative Markets                                         235,558      37,641     86,031      359,230      62,703     42,376
     Reinsurance                                                 398,287      43,912         --      442,199      14,981     11,626
     Regional                                                    705,385      44,365         --      749,750     104,085     69,429
     International                                                89,284       5,325         --       94,609      (1,757)    (2,631)
     Discontinued Business                                        51,317       4,457         --       55,774     (10,682)    (6,943)
     Corporate, other and eliminations                                --      (1,687)     2,581          894     (83,079)   (50,643)
     Realized investment and foreign currency gains (losses)          --          --     37,070       37,070      37,070     21,333
                                                              ----------  ----------   --------   ----------   ---------   --------
     Consolidated                                             $2,252,527  $  187,875   $125,682   $2,566,084   $ 259,433   $175,045
                                                              ==========  ==========   ========   ==========   =========   ========
   December 31, 2001:
     Specialty                                                $  428,058  $   41,021   $  1,028   $  470,107   $  34,554   $ 24,617
     Alternative Markets                                         123,173      37,765     73,492      234,430      34,255     23,723
     Reinsurance                                                 209,938      40,905          7      250,850     (61,403)   (43,715)
     Regional                                                    555,750      51,640      1,292      608,682      37,203     26,763
     International                                               140,909      13,993      1,011      155,913      12,149      9,293
     Discontinued Business                                       222,641       9,762                 232,403    (133,480)   (88,839)
     Corporate, other and eliminations                                --         (65)       971          906     (63,178)   (40,501)
     Realized investment and foreign currency gains (losses)          --          --    (11,494)     (11,494)    (11,494)    (2,887)
                                                              ----------  ----------   --------   ----------   ---------   --------
     Consolidated                                             $1,680,469  $  195,021   $ 66,307   $1,941,797   $(151,394)  $(91,546)
                                                              ==========  ==========   ========   ==========   =========   ========

Interest expense for the alternative markets and reinsurance segments was $2,327,000 and $2,806,000 for the years ended December 31, 2002 and 2001, respectively. Additionally, corporate interest expense (net of intercompany amounts) was $54,733,000, $43,148,000 and $42,913,000 for the corresponding periods. Identifiable assets by segment are as follows (dollars in thousands):

                DECEMBER 31,                                     2003            2002            2001
                                                             ------------    ------------    ------------
                Specialty                                    $  3,127,810    $  2,271,105    $  1,580,155
                Alternative Markets                             1,504,535       1,197,977         859,502
                Reinsurance                                     3,415,191       2,431,429       1,751,428
                Regional                                        1,992,660       1,590,913       1,462,861
                International                                     152,571         126,528         209,473
                Discontinued Business                              94,109         162,754         289,313
                Corporate, other and eliminations                (952,191)       (749,383)       (519,223)
                                                             ------------    ------------    ------------
                Consolidated                                 $  9,334,685    $  7,031,323    $  5,633,509
                                                             ============    ============    ============

(26) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of quarterly financial data (in thousands except per share data):

                                                             THREE MONTHS ENDED
                         --------------------------------------------------------------------------------------------
                              MARCH 31,               JUNE 30,               SEPTEMBER 30,            DECEMBER 31,
                            2003       2002        2003        2002        2003        2002        2003         2002
                         --------    --------    --------    --------    --------    --------    --------    --------
Revenues                 $791,413    $547,886    $926,957    $569,935    $916,382    $640,071    $995,356    $808,192
Net income                 71,703      34,396      95,840      27,374      76,469      40,544      93,208      72,731
                         ========    ========    ========    ========    ========    ========    ========    ========
Net income per share:
  Basic (a)                   .87         .46        1.15         .36         .92         .54        1.12         .91
                         ========    ========    ========    ========    ========    ========    ========    ========
  Diluted (a)                 .83         .44        1.10         .34         .87         .52        1.07         .88
                         ========    ========    ========    ========    ========    ========    ========    ========

      (a) Earnings per share (EPS) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters EPS does not necessarily equal the full-year EPS.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
W. R. Berkley Corporation

We have audited the consolidated balance sheets of W. R. Berkley Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of W. R. Berkley Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for goodwill in 2002.


New York, New York                                            KPMG LLP
February 11, 2004