Form 10-K, Exhibit 13
period 2004-12-31
BERKLEY W R CORP
filed 2005-03-14
CIK 11544

Exhibit 13

FINANCIAL DATA
(Amounts in thousands, except per share data)

Years ended December 31,	2004	2003	2002	2001	2000

Net premiums written	$4,266,361	$3,670,515	$2,710,490	$1,858,096	$1,506,244
Net premiums earned	4,061,092	3,234,610	2,252,527	1,680,469	1,491,014
Net investment income	291,295	210,056	187,875	195,021	210,448
Service fees	109,344	101,715	86,095	75,771	68,049
Realized investment and foreign currency gains (losses)	48,268	81,692	37,070	(11,494)	8,364
Total revenues	4,512,235	3,630,108	2,566,084	1,941,797	1,781,287
Interest expense	66,423	54,733	45,475	45,719	47,596
Income (loss) before income taxes	638,513	489,304	259,433	(151,394)	40,851
Income tax (expense) benefit	(196,235)	(150,626)	(84,139)	56,661	(2,451)
Minority interest	(3,446)	(1,458)	(249)	3,187	(2,162)
Income (loss) before change in accounting	438,832	337,220	175,045	(91,546)	36,238
Cumulative effect of change in accounting	(727)	—	—	—	—
Net income (loss)	438,105	337,220	175,045	(91,546)	36,238
Data per common share:
Income (loss) per basic share	5.22	4.06	2.29	(1.39)	.63
Income (loss) per diluted share	4.97	3.87	2.21	(1.39)	.62
Stockholders’ equity	25.03	20.14	16.12	12.45	11.79
Cash dividends declared	.28	.28	.24	.24	.24
Weighted average shares outstanding:
Basic	83,961	83,124	76,328	65,562	57,672
Diluted	88,181	87,063	79,385	68,750	58,481
Investments(1)	$8,341,944	$6,480,713	$4,663,100	$3,607,586	$3,112,540
Total assets	11,451,033	9,334,685	7,031,323	5,633,509	5,022,070
Reserves for losses and loss expenses	5,449,611	4,192,091	3,167,925	2,763,850	2,475,805
Junior subordinated debentures	208,286	193,336	198,251	198,210	198,169
Senior notes and other debt	808,264	659,208	362,985	370,554	370,158
Stockholders’ equity	2,109,702	1,682,562	1,335,199	931,595	680,896

(1)	Including cash and cash equivalents, trading account receivable from brokers and clearing organizations, trading account securities sold but not yet purchased and unsettled purchases.

PAST PRICES OF COMMON STOCK

	Price Range		Common Dividends
	High	Low	Paid Per Share

2004
Fourth Quarter	$47.40	$38.90	$.07
Third Quarter	44.15	38.90	.07
Second Quarter	43.80	38.25	.07
First Quarter	42.89	34.95	.07

2003
Fourth Quarter	$36.93	$31.55	$.07
Third Quarter	36.01	31.27	.07
Second Quarter	35.73	27.83	.07
First Quarter	28.80	24.39	.07

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

W. R. Berkley Corporation is an insurance holding company that provides, through its subsidiaries, commercial property casualty insurance products and services. The Company’s principal focus is casualty business. The Company’s primary sources of revenues and earnings are insurance and investments.

The profitability of the Company’s insurance business is affected primarily by the adequacy of premium rates. The ultimate adequacy of premium rates is not known with certainty at the time a property casualty insurance policy is issued because premiums are determined before claims are reported. The ultimate adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural and other disasters, regulatory measures and court decisions that define and change the extent of coverage and the effects of economic inflation on the amount of compensation due for injuries or losses. General insurance prices are also influenced by available insurance capacity, i.e., the level of policyholders’ surplus employed in the industry, and the industry’s willingness to deploy that capital.

An insurer’s profitability is also affected by its investment income. The Company’s invested assets, which are derived from its own capital and cash flow from its insurance business, are invested principally in fixed income securities. The return on fixed income securities is affected primarily by general interest rates and the credit quality and duration of the securities. The Company also invests in equity securities, including equity securities related to merger arbitrage and convertible arbitrage strategies. Investment returns are impacted by government policies and overall economic activity.

Critical Accounting Estimates

The following presents a discussion of accounting policies and estimates relating to reserves for losses and loss expenses and assumed premiums. Management believes these policies and estimates are the most critical to its operations and require the most difficult, subjective and complex judgments.

Reserves for Losses and Loss Expenses. To recognize liabilities for unpaid losses, either known or unknown, insurers establish reserves, which is a balance sheet account representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for losses and loss expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are also susceptible to change as significant periods of time may elapse between the occurrence of an insured loss, the report of the loss to the insurer, the ultimate determination of the cost of the loss and the insurer’s payment of that loss.

In general, when a claim is reported, claims personnel establish a “case reserve” for the estimated amount of the ultimate payment. The estimate represents an informed judgment based on general reserving practices and reflects the experience and knowledge of the claims personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis to provide for losses incurred but not yet reported to the insurer, potential inadequacy of case reserves and the estimated expenses of settling claims, including legal and other fees and general expenses of administrating the claims adjustment process. Reserves are established based upon the then current legal interpretation of coverage provided.

In examining reserve adequacy, several factors are considered in addition to the economic value of losses. These factors include historical data, legal developments, changes in social attitudes and economic conditions, including the effects of inflation. The actuarial process relies on the basic assumption that past experience, adjusted judgmentally for the effects of current developments and anticipated trends, is an appropriate basis for predicting future outcomes. Reserve amounts are necessarily based on management’s informed estimates and judgments using currently available data. As additional experience and other data become available and are reviewed, these estimates and judgments may be revised. This may result in reserve increases or decreases that would be reflected in our results in periods in which such estimates and assumptions are changed.

Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claim administration will cost. While the methods for establishing the reserves are well tested over time, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management’s assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors, including the actions of third parties which are beyond the Company’s control. These variables are affected by internal and external events, such as inflation and economic volatility, judicial and litigation trends, reinsurance coverage and legislative changes, which make it more difficult to accurately predict claim costs. The inherent uncertainties of estimating reserves are greater for certain types of liabilities where long periods of time elapse before a definitive determination of liability is made. Because setting reserves is inherently uncertain, the Company cannot assure that its current reserves will prove adequate in light of subsequent events.

Loss reserves included in the Company’s financial statements represents management’s best estimates and are based upon an actuarially derived point estimate. The Company uses a variety of actuarial techniques and methods to derive the actuarial point estimate. These methods include paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods and frequency and severity methods. In circumstances where one actuarial method is considered more credible than the others, that method is used to set the point estimate. Otherwise, the actuarial point estimate is based on a judgmental weighting of estimates produced from each of the methods considered. Industry loss experience is used to supplement the Company’s own data in selecting “tail factors” and in areas where the Company’s own data is limited. The actuarial data is analyzed by line of business, coverage and accident or policy year, as appropriate, for each operating unit.

The establishment of the actuarially derived loss reserve point estimate also includes consideration of qualitative factors that may affect the ultimate losses. These qualitative considerations include, among others, the impact of re-underwriting initiatives, changes in the mix of business, changes in distribution sources and changes in policy terms and conditions. Examples of changes in terms and conditions that can have a significant impact on reserve levels are the use of aggregate policy limits, the expansion of coverage exclusions, whether or not defense costs are within policy limits, and changes in deductibles and attachment points.

The key assumptions used to arrive at the best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, and reported and paid loss emergence patterns. Expected loss ratios represent management’s expectation of losses at the time the business is written, before any actual claims experience has emerged. The expectation is a significant determinant of ultimate losses and reserves for recently written business where there is little paid or incurred loss data to consider. Expected loss ratios are generally derived from historical loss ratios adjusted for the impact of rate increases, loss cost trends and known changes in the type of risks underwritten. Expected loss ratios are estimated for each key line of business within each operating unit. Expected loss cost inflation is particularly important for the long-tail lines, such as excess casualty, and claims with a high medical component, such as workers' compensation. Reported and paid loss emergence patterns are used to project current reported or paid loss amounts to their ultimate settlement value. Loss development factors are based on the historical emergence patterns of paid and incurred losses, and are derived from the Company’s own experience and industry data. The paid loss emergence pattern is also significant to excess and assumed workers’ compensation reserves because those reserves are discounted to their estimated present value based upon such estimated payout patterns. Management believes the estimates and assumptions it makes in the reserving process provide the best estimate of the ultimate cost of settling claims and related expenses with respect to insured events which have occurred.

While management has used its best judgment in establishing its estimate of required reserves, different assumptions and variables could lead to significantly different reserve estimates. Two key measures of loss activity are loss frequency, which is a measure of the number of claims per unit of insured exposure, and loss severity, which is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls and safety programs and changes in economic activity or weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations. If the actual level of loss frequency and severity are higher or lower than expected, the ultimate reserves will be different than management’s estimate. For example, if loss frequency and severity for a given year are each 1% higher than expected for all lines of business, ultimate loss costs for that year would be 2.01% higher than expected. The effect of higher and lower levels of loss frequency and severity levels on our ultimate costs for claims occurring in 2004 would be as follows (dollars in thousands):

Change in both loss
frequency and	Ultimate costs of	Change in cost of
severity for all	claims occurring in	claims occurring in
lines of business	2004	2004

3% higher	2,373,085	136,225

2% higher	2,327,229	90,369

1% higher	2,281,821	44,961

Base scenario	2,236,860	—

1% lower	2,191,899	(44,961)

2% lower	2,146,491	(90,369)

3% lower	2,100,635	(136,225)

Our reserves for losses and loss expenses of $4.7 billion as of December 31, 2004 relate to multiple accident years. Therefore, a change in frequency or severity for more than one accident year would be higher or lower than the amounts reflected above.

Approximately $1.4 billion, or 29%, of the Company’s net loss reserves relate to assumed reinsurance business. There is a higher degree of uncertainty and greater variability regarding estimates of assumed loss reserves because those estimates are based, in part, upon information received from ceding companies. If information received from ceding companies is not timely or correct, the Company’s estimate of ultimate losses may not be accurate. Furthermore, due to delayed reporting of claim information by ceding companies, the claim settlement tail for assumed reinsurance is extended. Management considers the impact of delayed reporting in its selection of assumed loss development factors.

Information received from ceding companies is used to set initial expected loss ratios, to establish case reserves and to estimate reserves for incurred but not reported losses. This information, which is generally provided through reinsurance intermediaries, is gathered through the underwriting process and from periodic claim reports and other correspondence with ceding companies. The Company performs underwriting and claim audits of selected ceding companies to determine the accuracy and completeness of information provided to the Company. The information received from the ceding companies is supplemented by the Company’s own loss development experience with similar lines of business as well as industry loss trends and loss development benchmarks.

Following is a summary of the Company’s reserves for losses and loss expenses by business segment as of December 31, 2004 and 2003 (dollars in thousands):

	2004	2003

Specialty	$1,637,204	$1,141,538
Regional	760,440	623,199
Alternative Markets	944,546	668,041
Reinsurance	1,350,531	1,045,782
International	30,121	26,735

Net reserves for losses and loss expenses	4,722,842	3,505,295
Ceded reserves for losses and loss expenses	726,769	686,796

Gross reserves for losses and loss expenses	$5,449,611	$4,192,091

Following is a summary of the Company’s net reserves for losses and loss expenses by major line of business as of December 31, 2004 and 2003 (dollars in thousands):

	Reported Case	Incurred but
	Reserves	not Reported	Total

December 31, 2004
General liability	$538,042	$1,025,677	$1,563,719
Workers’ compensation	556,250	605,906	1,162,156
Automobile	231,435	144,009	375,444
Other	112,481	158,511	270,992

Total primary	1,438,208	1,934,103	3,372,311
Reinsurance	574,752	775,779	1,350,531

Total	$2,012,960	$2,709,882	$4,722,842

December 31, 2003
General liability	$395,603	$678,427	$1,074,030
Workers’ compensation	488,280	374,620	862,900
Automobile	181,419	124,772	306,191
Other	100,941	115,451	216,392

Total primary	1,166,243	1,293,270	2,459,513
Reinsurance	475,561	570,221	1,045,782

Total	$1,641,804	$1,863,491	$3,505,295

For the year ended December 31, 2004, the Company reported losses and loss expenses of $2.6 billion, of which $295 million represented an increase in estimates for claims occurring in prior years. The increases in estimates for claims occurring in prior years were $186 million for primary business ($95 million for specialty, $51 million for alternative markets, $36 million for regional and $4 million for international) and $109 million for assumed reinsurance. The estimate for claims occurring in accident years prior to accident year 2003 increased by $330 million and the estimate for claims occurring in accident year 2003 decreased by $35 million.

Case reserves for primary business increased 23% to $1.4 billion as a result of a 0.5% decrease in the number of outstanding claims and a 24% increase in the average case reserve per claim. Reserves for incurred but not reported losses for primary business increased 50% to $1.9 billion at December 31, 2004 from $1.3 billion at December 31, 2003. The increase in prior year reserves for direct business of $186 million was primarily related to the general liability and workers’ compensation lines of business, which increased $124 million and $58 million, respectively. The increases in prior year reserves reflects upward adjustments in prior year loss ratios to recognize that claim costs for certain classes of business are emerging over a longer period of time and at a higher level than expected. The increases also reflect higher than expected legal expenses for certain classes of business as well as higher than expected medical costs, including prescription drugs and rehabilitation expenses, for workers compensation claims.

Case reserves for reinsurance business increased 21% to $575 million at December 31, 2004 from $476 million at December 31, 2003. Reserves for incurred but not reported losses for reinsurance business increased 36% to $776 million at December 31, 2004 from $570 million at December 31, 2003. The increase in prior year reserves for reinsurance business was primarily a result of higher than expected claims reported by ceding companies. The Company sets its initial loss estimates based principally upon information obtained during the underwriting process and adjusts these estimates as additional information becomes available. As certain reinsurance contracts have matured, the Company has adjusted its estimates of ultimate losses to reflect a higher level of known losses as well as a pattern of delayed loss reporting by some ceding companies. Most of the increase in prior year reserves for reinsurance relates to business written from 1998 through 2001.

Assumed Premiums. The Company estimates the amount of assumed reinsurance premiums that it will receive under treaty reinsurance agreements at the inception of the contracts. These premium estimates are revised as the actual amount of assumed premiums is reported to the Company by the ceding companies. As estimates of assumed premiums are made or revised, the related amount of earned premium, commissions and incurred losses associated with those premiums are recorded. Estimated assumed premiums receivable were approximately $159 million at December 31, 2004. The assumed premium estimates are based upon terms set forth in the reinsurance agreement, information received from ceding companies during the underwriting and negotiation of the agreement, reports received from ceding companies and discussions and correspondence with reinsurance intermediaries. The Company’s also considers its own view of market conditions, economic trends and experience with similar lines of business. These premium estimates represent management’s best estimate of the ultimate premiums to be received under its assumed reinsurance agreements.

Business Segment Results

     Following is a summary of net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2004, 2003 and 2002. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit .

(Dollars in thousands)	2004	2003	2002

Specialty
Gross premiums written	$1,675,320	$1,428,218	$1,027,676
Net premiums written	1,581,180	1,295,570	939,929
Premiums earned	1,466,840	1,117,781	772,696
Loss ratio	62.0%	63.3%	63.7%
Expense ratio	25.2%	24.9%	25.7%
Combined ratio	87.2%	88.2%	89.4%

Regional
Gross premiums written	$1,295,659	$1,154,772	$955,150
Net premiums written	1,128,800	963,988	776,577
Premiums earned	1,068,552	880,597	705,385
Loss ratio	55.7%	56.3%	59.1%
Expense ratio	31.2%	31.2%	32.4%
Combined ratio	86.9%	87.5%	91.5%

Alternative Markets
Gross premiums written	$707,878	$557,038	$348,954
Net premiums written	616,282	482,389	305,357
Premiums earned	583,693	410,926	235,558
Loss ratio	70.5%	68.6%	66.7%
Expense ratio	21.5%	24.6%	29.6%
Combined ratio	92.0%	93.2%	96.3%

Reinsurance
Gross premiums written	$963,135	$1,031,155	$769,827
Net premiums written	865,559	861,457	601,969
Premiums earned	870,827	760,558	398,287
Loss ratio	69.4%	69.6%	75.0%
Expense ratio	29.3%	29.5%	31.7%
Combined ratio	98.7%	99.1%	106.7%

International
Gross premiums written	$82,136	$72,232	$87,265
Net premiums written	74,540	67,111	79,313
Premiums earned	71,180	64,748	89,284
Loss ratio	55.2%	54.4%	54.2%
Expense ratio	42.0%	42.3%	51.3%
Combined ratio	97.2%	96.7%	105.5%

Discontinued
Gross premiums written	$—	$—	$19,355
Net premiums written	—	—	7,345
Premiums earned	—	—	51,317

Consolidated
Gross premiums written	$4,724,128	$4,243,415	$3,208,227
Net premiums written	4,266,361	3,670,515	2,710,490
Premiums earned	4,061,092	3,234,610	2,252,527
Loss ratio	63.0%	63.4%	65.0%
Expense ratio	27.4%	28.0%	30.4%
Combined ratio	90.4%	91.4%	95.4%

Results of Operations For the Years Ended December 31, 2004 and 2003

     The following table presents the Company’s net income and net income per share for the years ended December 31, 2004 and 2003 (amounts in thousands, except per share data).

	2004	2003

Net income	$438,105	$337,220
Weighted average diluted shares	88,181	87,063
Net income per diluted share	$4.97	$3.87

The increase in net income in 2004 compared with 2003 reflects higher profits from underwriting activity and investment income. The improvement in underwriting results is attributable to a 26% increase in earned premiums, a 0.4 percentage point decrease in the loss ratio (losses and loss expenses incurred expressed as percentage of earned premiums) and a 0.6 percentage point decrease in the expense ratio (underwriting expenses expressed as a percentage of premiums earned). The increase in investment income is the result of a 35% increase in average invested assets arising primarily from cash flow provided by operating and financing activity.

Gross Premiums Written. Gross premiums written were $4.7 billion in 2004, up 11% from 2003. The increase in gross premiums written in 2004 was a result of higher prices as well as new business. Although prices generally increased during 2004, the Company is experiencing an increased level of price competition. A summary of gross premiums written in 2004 compared with 2003 by business segment follows:

•	Specialty gross premiums increased by 17% to $1.7 billion in 2004 from $1.4 billion in 2003 due to higher prices and new business. The number of policies issued in 2004 increased 1%, and the average premium per policy increased by 16%. The estimated price increase for renewal policies, adjusted for changes in coverage, was 5% in 2004. The increases in specialty gross premiums by major business line were 15% for premises operations, 23% for professional liability, 21% for automobile and 45% for products liability. The increase in products liability included approximately $52 million related to a renewal rights transaction completed in July 2004. Specialty property lines gross premiums decreased by 2%.

•	Regional gross premiums increased by 12% to $1.3 billion in 2004 from $1.2 billion in 2003. The increase generally reflects higher prices and new business. The number of policies issued in 2004 increased 2%, and the average premium per policy increased by 12%. The estimated price increase for renewal policies, adjusted for changes in coverage, was 4% in 2004. The increases in regional gross premiums by major business line were 12% for commercial multiple peril, 13% for automobile and 10% for workers’ compensation. Gross premiums from assigned risk plans decreased by 5%.

•	Alternative markets gross premiums increased by 27% to $708 million in 2004 from $557 million in 2003 due to higher prices and new business. The number of policies issued in 2004 increased 9%, and the average premium per policy increased by 12%. The estimated price increase for renewal policies, adjusted for changes in coverage, was 14% in 2004. The increases in alternative markets gross premiums by major business line were 22% for excess workers’ compensation, 9% for primary workers’ compensation and 109% for assigned risk plans. Assigned risk premiums are written on behalf of assigned risk plans managed by the Company and are 100% reinsured by the respective state-sponsored assigned risk pools.

•	Reinsurance gross premiums decreased by 7% to $963 million in 2004 from $1,031 million in 2003. Reinsurance written through Lloyd’s decreased 14% to $212 million due to a planned reduction in that business which the Company expects to continue in 2005. Reinsurance written in the U.S. decreased 4% to $751 million. The decrease in business written in the U.S. includes a decline of $59 million as a result of the discontinuance of a facultative reinsurance relationship with a particular ceding company. Gross premiums written from this ceding company of $61 million in 2004 will not be renewed in 2005.

•	International gross premiums increased by 14% to $82 million in 2004 from $72 million in 2003.

Net Premiums Written. Net premiums written were $4.3 billion in 2004, up 16% from 2003. Net premiums grew more than gross premiums due to a reduction in the portion of gross premiums ceded to reinsurers. The decrease in premiums ceded to reinsurers was a result of the termination of an aggregate reinsurance agreement on December 31, 2003 and to the planned reduction in reinsurance purchases. Premiums ceded under the aggregate reinsurance agreement were $153 million in 2003.

Net Premiums Earned. Net premiums earned increased 26% to $4.1 billion from $3.2 billion in 2003. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2004 are related to premiums written during both 2003 and 2004. The 26% growth rate for 2004 earned premiums reflects the underlying growth in net premiums written of 35% in 2003 and 16% in 2004.

Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2004 and 2003 (dollars in thousands):

	Amount		Average Yield
	2004	2003	2004	2003

Fixed maturity securities, including cash	$242,270	$209,479	3.9%	4.5%
Arbitrage trading account	13,743	8,110	3.7%	2.7%
Other equity securities and investments in affiliates	37,911	25,931	7.0%	7.1%
Other	(58)	827

Gross investment income	293,866	244,347	4.1%	4.6%
Interest on funds held under reinsurance treaties and investment expenses	(2,571)	(34,291)

Total	$291,295	$210,056

Net investment income increased 39% to $291 million in 2004 from $210 million in 2003. Average invested assets (including cash and cash equivalents) increased 35% to $7.2 billion in 2004 compared with $5.3 billion in 2003. The increase was a result of cash flow from operations and the proceeds from senior notes issued during 2004 and 2003. The average annualized gross yield on investments was 4.1% in 2004 compared with 4.6% in 2003. The lower yield on fixed maturity securities 2004 reflects the decrease in general interest rate levels, an increase in the portion of the portfolio invested in tax-exempt securities and a planned reduction in the portfolio duration. Interest on funds held under reinsurance treaties decreased by $32 million due to the termination of an aggregate reinsurance agreement on December 31, 2003.

Realized Investment and Foreign Currency Gains. Realized investment and foreign currency gains result from sales of securities and from provisions for other than temporary impairment in securities. Realized investment and foreign currency gains of $48 million in 2004 and $82 million in 2003 resulted primarily from the sale of fixed income securities in order to decrease the duration of the portfolio and to increase the portion of the portfolio invested in municipal securities. Charges for the permanent impairment of investments were $2.8 million and $0.4 million in 2004 and 2003, respectively.

Service Fees. The alternative markets segment offers fee-based services to help clients develop and administer self-insurance programs, primarily for workers’ compensation coverages. Service fees increased 8% in 2004 compared with 2003 primarily as a result of an increase in service fees for managing assigned risk plans in twelve states.

Losses and Loss Expenses. Losses and loss expenses increased 25% to $2.6 billion in 2004 from $2.1 billion in 2003 primarily as a result of the increased premium volume. The consolidated loss ratio decreased to 63.0% in 2004 from 63.4% in 2003 primarily as a result of the impact of increased pricing as well as improved terms and conditions. The underwriting improvements were partially offset by an increase in weather-related losses ($60 million in 2004 compared with $38 million in 2003) and by an increase in additions to prior year loss reserves ($295 million in 2004 compared with $245 million in 2003). Weather-related losses in 2004 included losses of approximately $34 million from four hurricanes during the third quarter. A summary of loss ratios in 2004 compared with 2003 by business segment follows:

•	Specialty’s loss ratio was 62.0% in 2004 compared with 63.3% in 2003 principally due to increased pricing levels, lower reinsurance costs and a decrease of $7 million in additions to prior year reserves.

•	The regional loss ratio decreased to 55.7% in 2004 from 56.3% in 2003 primarily as a result of increased pricing levels, lower reinsurance costs and lower weather-related losses ($28 million in 2004 compared with $38 million in 2003).

•	Alternative market’s loss ratio was 70.5% in 2004 compared with 68.6% in 2003. The higher loss ratio in 2004 reflects an increase of $28 million in additions to prior year reserves and an increase of $10 million in loss reserve discount amortization.

•	The reinsurance loss ratio was 69.4% in 2004 compared with 69.6% in 2003. The decrease reflects increased pricing levels for both treaty and facultative risks, partially offset by hurricane losses of $27 million and by a $31 million increase in additions to prior year reserves.

•	The international loss ratio was 55.2% in 2004 compared with 54.4% in 2003.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2004 and 2003 (dollars in thousands):

	2004	2003

Underwriting expenses	$1,114,750	$905,349
Service company expenses	84,404	82,821
Other costs and expenses	48,835	47,724

Total	$1,247,989	$1,035,894

Underwriting expenses increased 23% in 2004 compared with 2003 primarily as a result of higher premium volume. Underwriting expenses are primarily comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. Commissions and assessments generally increased at rates commensurate with the increase in premiums, while internal underwriting costs generally increased at rates lower than the increase in earned premiums. As a result, the consolidated expense ratio decreased to 27.4% in 2004 from 28.0% in 2003.

Service company expenses, which represent the costs associated with the alternative market’s fee-based business, increased 2% to $84 million. Other costs and expenses, which represent primarily general and administrative expenses for the parent company, increased 2% to $49 million.

Interest Expense. Interest expense increased 21% to $66 million as a result of the issuance of $200 million of 5.875% senior notes in February 2003, $150 million of 5.125% senior notes in September 2003 and $150 million of 6.15% senior notes in August 2004.

Income taxes. The effective income tax rate was 31% in 2004 and 2003. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income.

Results of Operations For the Years Ended December 31, 2003 and 2002

     The following table presents the Company’s net income and net income per share for the years ended December 31, 2003 and 2002 (amounts in thousands, except per share data).

	2003	2002

Net income	$337,220	$175,045
Weighted average diluted shares	87,063	79,385
Net income per diluted share	$3.87	$2.21

The increase in net income in 2003 compared with 2002 reflects higher profits from underwriting activity as well as higher investment income and realized investment gains. The improvement in underwriting results reflects higher insurance prices, improved terms and conditions and growth in more profitable lines of business. The underwriting improvements were partially offset by additions to prior year loss reserves of $245 million in 2003 compared with additions to prior year loss reserves of $156 million in 2002.

Gross Premiums Written. Gross premiums written were $4.2 billion in 2003, up 32% from 2002. The increase in gross premiums written in 2003 was a result of higher prices as well as new business. A summary of gross premiums written in 2003 compared with 2002 by business segment follows:

•	Specialty premiums increased 39% to $1.4 billion in 2003 compared with $1.0 billion in 2002 due to higher prices and new business. The increase in premiums included a 37% increase for the Company’s three excess and surplus lines companies, a 17% increase for commercial transportation business and a 23% increase for Monitor Liability Managers, Inc., which specializes in directors and officers and lawyers professional liability business. Gross premiums written in 2003 also include $49 million from the Company’s medical excess underwriting unit, Berkley Medical Excess Underwriters, LLC, and $49 million from the Company’s London-based unit, W. R. Berkley Insurance (Europe), Limited.

•	Regional premiums increased by 21% to $1.2 billion in 2003 compared with $955 million in 2002. The increase generally reflects higher prices across all four regional units.

•	Alternative markets premiums increased by 60% to $557 million in 2003 compared with $349 million in 2002. The increase included a 32% increase in excess workers’ compensation business, a 90% increase in primary workers’ compensation in California and a 34% increase in primary workers’ compensation in other states. The increases generally reflect higher prices as well as new business.

•	Reinsurance premiums increased by 34% to $1,031 million in 2003 compared with $770 million in 2002. Gross premiums written increased 86% to $347 million for facultative reinsurance, 15% to $246 million for reinsurance of certain Lloyd’s syndicates, and 19% to $438 million for other treaty business. The increase in facultative gross premiums written in 2003 includes $59 million from the Company’s direct facultative underwriting unit, B F Re Underwriters, LLC.

•	International premiums decreased by 17% to $72 million in 2003 compared with $87 million in 2002. The decrease was a result of a lower exchange rate for the Argentine peso and of lower life insurance premiums.

Net Premiums Written. Net premiums written were $3.7 billion in 2003, up 35% from 2002. Net premiums grew more than gross premiums due to a reduction in the portion of gross premiums ceded to reinsurers.

Net Premiums Earned. Insurance premiums are earned ratably over the term of the policy. Net premiums earned increased 44% in 2003 compared with 2002 as a result of substantial growth in premiums written in 2003 and 2002.

Net Investment Income. Net investment income increased 12% in 2003 compared with 2002. Average invested assets increased 37% compared with 2002 as a result of cash flow from operations and proceeds from a secondary stock offering in November 2002 and two senior note offerings in 2003. The average yield on investments was 4.6% in 2003 compared with 5.4% in 2002. The lower yield in 2003 reflects the decrease in general interest rate levels as well as an increase in the portion of the portfolio invested in cash equivalents and tax-exempt securities.

Realized Investment and Foreign Currency Gains. Realized investment and foreign currency gains of $82 million in 2003 resulted primarily from the sale of fixed income securities in order to decrease the duration of the portfolio and to increase the portion of the portfolio invested in municipal securities. Realized investment and foreign currency gains of $37 million in 2002 included realized gains of $34 million from the sale of securities, realized gains of $22 million as a result of foreign currency transactions related to our operations in Argentina and realized losses of $19 million as a result of permanent impairments, including $10 million related to the impairment of investments in Argentine sovereign bonds.

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

Losses and Loss Expenses. Losses and loss expenses increased 40% in 2003 compared with 2002 as a result of the increased premium volume. The consolidated loss ratio decreased to 91.4% in 2003 from 95.4% in 2002 primarily as a result of higher prices and improved terms and conditions. A summary of loss ratios in 2003 compared with 2002 by business segment follows:

•	Specialty’s loss ratio was 63.3% in 2003 compared with 63.7% in 2002 as higher prices, more favorable terms and conditions and lower reinsurance costs were offset by an increase in prior year reserves, including the cost of the disposition of a reinsurance arbitration.

•	The regional loss ratio decreased to 56.3% in 2003 from 59.1% in 2002 primarily as a result of higher prices in 2002 and 2003. Weather-related losses for the regional segment were $37.9 million in 2003 compared with $29.2 million in 2002.

•	Alternative market’s loss ratio was 68.6% in 2003 compared with 66.7% in 2002. The Company discounts its liabilities for excess workers’ compensation business because of the long period of time over which losses are paid. The increase in the loss ratio in 2003 reflects a lower discount rate for current year business and an increase in prior year reserves.

•	The reinsurance loss ratio was 69.6% in 2003 compared with 75.0% in 2002. The decrease reflects the improved results for the current accident year as a result of higher prices for both treaty and facultative risks, which was partially offset by the impact of adverse reserve development on prior years. The 2003 and 2002 underwriting results also reflect loss recoveries under the Company’s aggregate reinsurance agreement, which the Company terminated as of December 31, 2003.

•	The international loss ratio was 54.4% in 2003, nearly unchanged from 54.2% in 2002.

•	The discontinued segment consists of regional personal lines and alternative markets assumed reinsurance, both of which were discontinued in the fourth quarter of 2001. In 2002, the loss ratio was 98.7%, which represented the run-off of the remaining unearned premiums. There were no losses reported in 2003.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2003 and 2002 (dollars in thousands):

	2003	2002

Underwriting expenses	$905,349	$684,583
Service company expenses	82,821	69,715
Other costs and expenses	47,724	42,907

Total	$1,035,894	$797,205

Underwriting expenses increased 32% in 2003 compared with 2002 as a result of higher premium volume. The consolidated expense ratio decreased to 28.0% in 2003 from 30.4% in 2002. The decrease is due to a 43.6% increase in earned premiums with no significant increase in underwriting expenses other than commissions and premium taxes.

Service company expenses represent the costs associated with the alternative market’s fee-based business. The increase in service expenses of 19% compared with 2002 was commensurate with the increase in service fee revenues of 18%.

Other costs and expenses represent primarily general and administrative expenses for the parent company. Other costs and expenses increased 11% to $48 million due to higher compensation costs and to start-up costs for new business ventures.

Interest Expense. Interest expense increased 20% to $55 million as a result of the issuance of $200 million of 5.875% senior notes in February 2003 and $150 million of 5.125% senior notes in September 2003.

Income taxes. The effective income tax rate was 31% in 2003 and 32% in 2002. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income. The decrease in the effective rate in 2003 compared with 2002 reflects a higher level of tax-exempt securities.

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

The carrying value of the Company’s investment portfolio and investment-related assets as of December 31, 2004 and 2003 were as follows (dollars in thousands):

	2004	2003

Fixed maturity securities	$6,369,421	$4,293,302
Equity securities available for sale	413,263	316,629
Equity securities trading account	280,340	331,967
Investments in affiliates	240,865	126,772

Total investments	7,303,889	5,068,670

Cash and cash equivalents	932,079	1,431,466
Trading account receivable from brokers and clearing organization	186,479	102,257
Trading account securities sold but not yet purchased	(70,667)	(119,100)
Unsettled purchases	(9,836)	(2,580)

Total	$8,341,944	$6,480,713

Fixed Maturities. The Company’s investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, active management of the available for sale portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations. At December 31, 2004 (as compared to December 31, 2003), the fixed maturities portfolio mix was as follows: U.S. Government securities were 15% (14% in 2003); state and municipal securities were 54% (46% in 2003); corporate securities were 10% (14% in 2003); mortgage-backed securities were 18% (21% in 2003); and foreign bonds were 3% in 2004 (5% in 2003).

\

The Company’s philosophy related to holding or selling fixed maturity securities is based on an objective of maximizing total return. The key factors that management considers in its decisions as to whether to hold or sell fixed maturity securities are its expectations regarding interest rates, credit spreads and currency values. In a period in which management expects interest rates to rise, the Company may sell longer duration securities in order to mitigate the impact of an interest rate rise on the market value of the portfolio. Similarly, in a period in which management expects credit spreads to widen, the Company may sell lower quality securities, and in a period in which management expects certain foreign currencies to decline in value, the Company may sell securities denominated in those foreign currencies. The sale of fixed maturity securities in order to achieve the objective of maximizing total return may result in realized gains; however, there is no reason to expect these gains to continue in future periods. During 2004 and 2003, management’s decisions to sell fixed maturity securities were based primarily on its belief that interest rates were likely to rise and to a lesser extent on its expectations regarding credit spreads and currency values.

Equity Securities Available for Sale. Equity securities available for sale primarily represent investments in common and preferred stocks of publicly traded banks, utilities and real estate investment trusts.

Equity Securities Trading Account. The trading account is comprised of direct investments in arbitrage securities and investments in arbitrage-related limited partnerships that specialize in merger arbitrage and convertible arbitrage strategies. Merger arbitrage is the business of investing in the securities of publicly held companies that are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differentials between these securities and their underlying equities. The Company increased its investment in merger arbitrage securities by $73 million during 2004.

Investments in Affiliates. At December 31, 2004 (as compared to December 31, 2003), investments in affiliates were as follows: equity in Kiln plc was $51 million ($40 million in 2003); real estate partnerships were $112 million ($58 million in 2003); structured finance partnerships were $61 million ($18 million in 2003); and other investments were $17 million ($11 million in 2003).

Securities in an Unrealized Loss Position. The following table summarizes, for all securities in an unrealized loss position at December 31, 2004 and 2003, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position (dollars in thousands):

	2004			2003
	Number of		Gross unrealized		Gross unrealized
	securities	Fair value	loss	Fair value	loss

Fixed maturities:
0 – 6 months	175	$1,005,675	$4,932	$578,934	$4,541
7- 12 months	164	798,721	9,190	21,124	437
Over 12 months	100	189,239	4,245	14,137	603

Total	439	$1,993,635	$18,367	$614,195	$5,581

Equities securities available for sale:
0 – 6 months	4	$1,448	$82	$3,215	$88
7- 12 months	2	26,319	667	9,345	401
Over 12 months	4	1,746	12	13,971	664

Total	10	$29,513	$761	$26,531	$1,153

At December 31, 2004, gross unrealized gains were $209 million, or 2.7% of total investments, and gross unrealized losses were $19 million, or 0.2% of total investments. There were 270 securities, with an aggregate fair value of $1.016 billion and an aggregate unrealized loss of $14.1 million, that have been continuously in an unrealized loss position for more than six months. The decline in market value for these securities is primarily due to an increase in market interest rates. Management regularly reviews its investment portfolio to determine whether a decline in value as a result of deterioration in the financial position or future prospects of the issuer is considered to be other than temporary. A decline is value is considered to be other than temporary where there has been a sustained reduction in market value and there are no mitigating circumstances. If a decline in value is considered other than temporary, the Company reduces the carrying value of the security and reports a realized loss on the statement of income. Charges for permanent impairment of investments were $2.8 million and $0.4 million in 2004 and 2003, respectively.

Market Risk. The Company’s market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company’s investment portfolio as a result of fluctuations in prices and interest rates. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. In addition, the Company’s international businesses and securities are subject to currency exchange rate risk. As discussed above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations. In response to declining interest rates, the Company shortened the duration of the fixed income portfolio from 4.8 years at December 31, 2002 to 4.1 years at December 31, 2003 and to 3.2 years at December 31, 2004. The principal market risk for the Company’s fixed maturity securities is interest rate risk.

The following table outlines the groups of fixed maturity securities and the components of the interest rate risk at December 31, 2004:

	Market	Effective	Fair Value
	Yield	Duration	(000s)

Cash and cash equivalents	2.3%	.03	$932,079

U. S. Government securities	2.7%	2.83	949,746

State and municipal	3.1%	4.89	3,419,438

Corporate	2.9%	2.30	763,141

Foreign	6.0%	3.48	181,663

Mortgage-backed securities	4.2%	1.44	1,073,083

Total	3.2%	3.19	$7,319,150

Duration is a common gauge of the price sensitivity of a fixed income portfolio to a change in interest rates. The Company determines the estimated change in fair value of the fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securities static. The fair value at specified levels at December 31, 2004 would be as follows:

	Estimated Fair	Estimated
	Value of Financial	Change in
	Instruments	Fair Value
Change in interest rates	(000s)	(000s)

300 basis point rise	$6,363,838	$(775,312)

200 basis point rise	6,622,276	(516,874)

100 basis point rise	6,880,713	(258,437)

Base scenario	7,139,150	—

100 basis point decline	7,385,451	246,301

200 basis point decline	7,631,751	492,601

300 basis point decline	7,878,052	738,902

Arbitrage investing differs from other types of investments in that its focus is on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general stock market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales. Additionally, the arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. The Company’s merger arbitrage securities are primarily exposed to the risk of completion of announced deals, which are subject to regulatory as well as transactional and other risks.

Liquidity and Capital Resources

Cash Flow. Cash flow provided from operating activities was $1.6 billion in 2004, $1.4 billion in 2003 and $1.0 billion in 2002. The increase in operating cash flow in 2004 was primarily due to a higher level of cash flow from underwriting activities (premium collections less paid losses and underwriting expenses). Cash flow provided by operating activities in 2004 is net of $73 million transferred to the arbitrage trading account.

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. During 2005, the maximum amount of dividends which can be paid without regulatory approval is approximately $270 million. The ability of the holding company to service its debt obligations is limited by the ability of the insurance subsidiaries to pay dividends. In the event dividends, tax payments and management fees available to the holding company were inadequate to service its debt obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.

The Company’s subsidiaries are highly liquid, receiving substantial cash from premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal outflows of cash are payments of claims, taxes, operating expenses and dividends. As of December 31, 2004, the insurance subsidiaries’ undiscounted reserves for loss and loss expenses were $6.0 billion. The Company estimates that approximately $1.5 billion of those reserves will be paid in 2005 and that approximately $4.3 billion will be paid from 2005 through 2009. The Company expects its insurance subsidiaries to fund the payment of losses with cash received from premiums, investment income and fees. In addition, the insurance subsidiaries have cash and investments of $8.2 billion as of December 31, 2004 that are available to pay claims and other obligations as they become due. The investment portfolio is highly liquid, with approximately 87% invested in marketable fixed income securities with an average duration of 3.2 years.

Financing Activity. In August 2004, the Company issued $150 million aggregate principal amount of 6.15% senior notes due August 2019. In 2003, the Company issued $200 million aggregate principal amount of 5.875% senior notes due February 2013, $150 million aggregate principal amount of 5.125% senior notes due September 2010 and $12 million aggregate principal amount of 7.65% notes due June 2023. During 2003, the Company repaid $36 million of 6.5% senior subordinated notes and $25 million of 6.71% senior notes upon their respective maturities.

At December 31, 2004, the Company’s had senior notes, junior subordinated debentures and other debt outstanding with a carrying value of $1,016 million and a face amount of $1,027 million. The maturities of the outstanding debt are $40 million in 2005, $100 million in 2006, $89 million in 2008, $150 million in 2010, $200 million in 2013, $150 million in 2019, $76 million in 2022, $12 million in 2023 and $210 million in 2045.

At December 31, 2004, stockholders’ equity was $2,110 million and total capitalization (stockholders’ equity, senior notes and other debt and junior subordinated debentures) was $3,126 million. The percentage of the Company’s capital attributable to senior notes and other debt and junior subordinated debentures was 33% at December 31, 2004, compared with 34% at December 31, 2003.

Federal and Foreign Income Taxes

The Company files a consolidated income tax return in the U. S. and foreign tax returns in each of the countries in which it has overseas operations. At December 31, 2004, the Company had a deferred tax asset, net of valuation allowance, of $333 million (which primarily relates to loss and loss expense reserves and unearned premium reserves) and a deferred tax liability of $242 million (which primarily relates to deferred policy acquisition costs, unrealized investment gains and intangible assets). The realization of the deferred tax asset is dependent upon the Company’s ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

Reinsurance

The Company follows customary industry practice of reinsuring a portion of its exposures, paying reinsurers a part of the premiums received on the policies it writes. Reinsurance is purchased by the Company principally to reduce its net liability on individual risks and to protect it against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. The Company monitors the financial condition of its reinsurers and attempts to place its coverages only with substantial and financially sound carriers.

Effective January 1, 2005, the largest initial amount retained by the Company on any one risk is generally $5 million, except for workers’ compensation risks and risks underwritten by Berkley Medical Excess Underwriters, LLC. Workers’ compensation risks are only limited by statutory limits. For risks underwritten by Berkley Medical Excess Underwriters, LLC, the Company retains up to $10 million. The Company also purchases facultative coverage, where appropriate, for certain exposures or limits falling outside its treaty protection. In addition, the Company’s U. S. property catastrophe reinsurance provides protection of up to $52.5 million for losses above $7.5 million.

Contractual Obligations

Following is a summary of the Company’s contractual obligations as of December 31, 2004 (amounts in thousands):

Estimated Payments By Periods	2005	2006	2007	2008	2009	Thereafter

Reserves for losses and loss expenses	$1,465,482	$1,081,543	$806,887	$567,784	$384,758	$1,716,916
Policyholders’ account balances	8,741	5,292	4,070	11,744	15,270	20,865
Operating lease obligations	15,889	13,747	11,206	9,136	6,427	15,014
Purchase obligations	14,561	2,047	19,724	17,796	—	—
Junior subordinated debentures	—	—	—	—	—	210,000
Senior notes and other debt	40,000	100,000	—	88,800	—	588,250
Other long-term liabilities reflected on our consolidated balances sheet	12,660	7,551	4,630	4,590	1,191	2,845

Total	$1,557,333	$1,210,180	$846,517	$699,850	$407,646	$2,553,890

The estimated payments for reserves for losses and loss expenses in the above table represent the projected payments for gross loss and loss expense reserves related to losses incurred as of December 31, 2004. The estimated payments in the above table do not consider payments for losses to be incurred in futures periods. These amounts include reserves for reported losses and reserves for incurred but not reported losses. Estimated amounts recoverable from reinsurers are not reflected. The estimated payments by year are based on historical loss payment patterns. The actual payments may differ from the estimated amounts due to changes in ultimate loss reserves and in the timing of the settlement of those reserves.

The Company utilizes letters of credit to back certain reinsurance payments and obligations. Outstanding letters of credit were $12 million as of December 31, 2004. The Company has made certain guarantees to state regulators that the statutory capital of certain subsidiaries will be maintained above certain minimum levels. In addition, the Company has commitments to invest up to $114 million in certain investment funds.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging or research and development arrangements with the Company. The Company has no arrangements of these types that management believes may have a material current or future effect on our financial condition, liquidity or results of operations.

Management’s Report on Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited management’s assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that W. R. Berkley Corporation (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 11, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
March 11, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited the accompanying consolidated balance sheets of W. R. Berkley Corporation and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2005 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

New York, New York
March 11, 2005

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

Years ended December 31,	2004	2003	2002

Revenues:
Net premiums written	$4,266,361	$3,670,515	$2,710,490
Change in net unearned premiums	(205,269)	(435,905)	(457,963)

Premiums earned	4,061,092	3,234,610	2,252,527
Net investment income	291,295	210,056	187,875
Service fees	109,344	101,715	86,095
Realized investment and foreign currency gains	48,268	81,692	37,070
Other income	2,236	2,035	2,517

Total revenues	4,512,235	3,630,108	2,566,084
Operating costs and expenses:
Losses and loss expenses	2,559,310	2,050,177	1,463,971
Other operating costs and expenses	1,247,989	1,035,894	797,205
Interest expense	66,423	54,733	45,475

Total expenses	3,873,722	3,140,804	2,306,651

Income before income taxes and minority interest	638,513	489,304	259,433

Income tax expense	(196,235)	(150,626)	(84,139)
Minority interest	(3,446)	(1,458)	(249)

Income before change in accounting principle	438,832	337,220	175,045
Cumulative effect of change in accounting principle, net of taxes	(727)	—	—

Net income	$438,105	$337,220	$175,045

Earnings per share:
Basic
Income before change in accounting principle	$5.23	$4.06	$2.29
Cumulative effect of change in accounting principle, net of taxes	(.01)	—	—

Net Income	$5.22	$4.06	$2.29

Diluted
Income before change in accounting principle	$4.98	$3.87	$2.21
Cumulative effect of change in accounting principle, net of taxes	(.01)	—	—

Net Income	$4.97	$3.87	$2.21

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

December 31,	2004	2003

Assets

Investments:
Fixed maturity securities	$6,369,421	$4,293,302
Equity securities available for sale	413,263	316,629
Equity securities trading account	280,340	331,967
Investments in affiliates	240,865	126,772

Total Investments	7,303,889	5,068,670

Cash and cash equivalents	932,079	1,431,466
Premiums and fees receivable	1,032,624	950,551
Due from reinsurers	851,019	804,962
Accrued investment income	69,575	54,313
Prepaid reinsurance premiums	191,381	193,693
Deferred policy acquisition costs	442,484	405,324
Real estate, furniture and equipment	162,941	143,792
Deferred Federal and foreign income taxes	90,810	35,813
Goodwill	59,021	59,021
Trading account receivable from brokers and clearing organizations	186,479	102,257
Other assets	128,731	84,823

Total Assets	$11,451,033	$9,334,685

Liabilities and Stockholders’ Equity

Liabilities:
Reserves for losses and loss expenses	$5,449,611	$4,192,091
Unearned premiums	2,064,519	1,857,895
Due to reinsurers	119,901	123,226
Trading account securities sold but not yet purchased	70,667	119,100
Policyholders’ account balances	65,982	53,405
Other liabilities	507,950	415,714
Junior subordinated debentures	208,286	193,336
Senior notes and other debt	808,264	659,208

Total Liabilities	9,295,180	7,613,975

Minority interest	46,151	38,148

Stockholders’ equity:
Preferred stock, par value $.10 per share:
Authorized 5,000,000 shares, issued and outstanding – none	—	—
Common stock, par value $.20 per share:
Authorized 300,000,000 shares, issued and outstanding, net of treasury shares, 84,272,875 and 83,537,740 shares	20,901	20,901
Additional paid-in capital	831,363	820,388
Retained earnings	1,354,489	939,911
Accumulated other comprehensive income	112,055	119,977
Treasury stock, at cost, 20,229,385 and 20,964,520 shares	(209,106)	(218,615)

Total Stockholders’ Equity	2,109,702	1,682,562

Total Liabilities and Stockholders’ Equity	$11,451,033	$9,334,685

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Dollars in thousands, except per share data)

	Years ended December 31,
	2004	2003	2002

Common Stock:
Beginning of period	$20,901	$20,901	$19,487
Issuance of common stock	—	—	1,414

End of period	$20,901	$20,901	$20,901

Additional paid in capital:
Beginning of period	$820,388	$816,223	$648,440
Issuance of common stock	—	—	165,546
Stock options exercised	5,656	2,015	2,237
Restricted stock units earned	5,152	1,927	—
Other	167	223	—
—
End of period	$831,363	$820,388	$816,223

Retained earnings:
Beginning of period	$939,911	$623,651	$467,185
Net income	438,105	337,220	175,045
Eliminations of international reporting lag	—	1,776	—
Dividends to stockholders	(23,527)	(22,736)	(18,579)

End of period	$1,354,489	$939,911	$623,651

Accumulated other comprehensive income:
Unrealized investment gains:
Beginning of period	$120,807	$114,664	$41,731
Net change in period	(11,108)	6,143	72,933

End of period	109,699	120,807	114,664

Currency translation adjustments:
Beginning of period	(830)	(10,061)	(4,391)
Net change in period	3,186	9,231	(5,670)

End of period	2,356	(830)	(10,061)

Total accumulated other comprehensive income	$112,055	$119,977	$104,603

Treasury Stock:
Beginning of period	$(218,615)	$(230,179)	$(240,857)
Stock issued under stock option plan	9,823	11,386	10,749
Other	23	178	—
Purchase of common stock	(337)	—	(71)

End of period	$(209,106)	$(218,615)	$(230,179)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

	Years ended December 31,
	2004	2003	2002

Net income	$438,105	$337,220	$175,045

Unrealized holding gains on investment securities arising during the period, net of income tax expense of $14,904, $36,544 and $37,964	20,198	59,477	94,266
Reclassification adjustment for realized gains included in net income, net of income taxes	(31,306)	(53,334)	(21,333)
Change in unrealized foreign exchange gains (losses)	3,186	9,231	(5,670)

Other comprehensive income (loss)	(7,922)	15,374	67,263

Comprehensive income	$430,183	$352,594	$242,308

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

Years ended December 31,	2004	2003	2002

Cash flows provided by operating activities:
Net income before change in accounting principle	$438,832	$337,220	$175,045
Adjustments to reconcile net income to net cash flows provided by operating activities:
Realized investment and foreign currency gains	(48,268)	(81,692)	(37,070)
Depreciation and amortization	55,034	20,324	17,944
Minority interest	3,446	1,458	249
Equity in undistributed earnings of affiliates	(14,951)	(6,508)	(690)
Stock incentive plan accruals	5,342	2,328	—
Change in:
Fixed and equity securities trading account	44,873	(166,326)	45,649
Premiums and fees receivable	(82,073)	(128,491)	(278,372)
Due from reinsurers	(46,057)	(70,275)	(19,273)
Accrued investment income	(15,262)	(7,979)	(10,233)
Prepaid reinsurance premiums	2,312	(29,409)	(60,530)
Deferred policy acquisition cost	(37,160)	(97,124)	(84,090)
Deferred income taxes	(48,059)	(38,769)	41,298
Trading account receivable from brokers and clearing organizations	(84,222)	75,052	174,398
Other assets	(44,508)	(41,804)	5,884
Reserves for losses and loss expenses	1,257,520	1,024,166	395,420
Unearned premiums	206,624	467,649	508,751
Due to reinsurers	(3,325)	(61,686)	45,590
Trading account securities sold but not yet purchased	(48,433)	82,985	(20,875)
Policyholders’ account balances	(1,020)	1,785	8,480
Other liabilities	79,044	117,064	54,019

Net cash flows provided by operating activities	1,619,689	1,399,968	961,594

Cash flows used in investing activities:
Proceeds from sales, excluding trading account:
Fixed maturity securities	1,181,719	1,084,957	662,144
Equity securities	108,241	117,006	69,438
Investment in affiliates	20,212	—	2,250
Proceeds from maturities and prepayments of fixed maturity securities	560,652	696,176	291,031
Cost of purchases, excluding trading account:
Fixed maturity securities	(3,807,609)	(2,495,088)	(1,837,114)
Equity securities	(193,183)	(195,857)	(205,780)
Other invested securities	(116,914)	(69,138)	(458)
Net additions to real estate, furniture and equipment	(41,871)	(28,315)	(36,570)
Other, net	6,144	(96)	24,669

Net cash used in investing activities	(2,282,609)	(890,355)	(1,030,390)

Cash flows provided by financing activities:
Net proceeds from issuance of senior notes	147,864	356,181	—
Return of policyholders’ account balances	14,043	16,899	16,088
Receipts credited to policyholders’ account balances	(446)	(7,986)	(35,693)
Bank deposits received	11,352	12,051	15,871
Advances from federal home loan bank	1,265	14,650	1,250
Net proceeds from stock offerings	—	—	166,960
Net proceeds from stock options exercised	11,129	13,401	12,986
Purchase of junior subordinated debentures	—	(5,000)	—
Repayment of senior notes	—	(60,750)	(8,000)
Cash dividends to common stockholders	(23,527)	(27,681)	(17,872)
Purchase of common treasury shares	(337)	—	(71)
Proceeds from (purchase of) minority shareholders	(1,004)	15,337	—
Other, net	3,194	568	(22,627)

Net cash provided by financing activities	163,533	327,670	128,892

Net increase (decrease) in cash and cash equivalents	(499,387)	837,283	60,096
Cash and cash equivalents at beginning of year	1,431,466	594,183	534,087

Cash and cash equivalents at end of year	$932,079	$1,431,466	$594,183

Supplemental disclosure of cash flow information:
Interest paid on debt	$61,260	$47,714	$45,447

Federal income taxes paid	$254,640	$170,418	$19,381

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2004, 2003 and 2002

(1) Summary of Significant Accounting Policies

(A) Principles of consolidation and basis of presentation

The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the “Company”), have been prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2003 and 2002 financial statements to conform them to the presentation of the 2004 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

(B) Revenue recognition

Property Casualty — Premiums written are recorded at the inception of the policy except audit premiums which are recorded when billed. Reinsurance premiums written are estimated based upon information received from ceding companies and subsequent differences arising on such estimates are recorded in the period they are determined. Insurance premiums are earned ratably over the term of the policy. Audit premiums are earned when billed. Fees for services are earned over the period that services are provided.

Life – For investment contracts, premiums collected from policyholders are not reported as revenues but are included in the liability for policyholders’ account balances. Policy charges for policy administration, cost of insurance and surrender charges are assessed against policyholders’ account balances and are recognized as premium income in the period in which services are provided.

(C) Cash and cash equivalents

Cash equivalents consist of funds invested in money market accounts and investments with an effective maturity of three months or less when purchased.

(D) Investments

The Company classifies its investments into four categories. Securities that the Company has the positive intent and ability to hold to maturity are classified as “held to maturity” and reported at amortized cost. Securities that the Company purchased with the intent to sell in the near-term are classified as “trading” and are reported at estimated fair value, with unrealized gains and losses reflected in net investment income on the statement of income. Investments in affiliates are carried under the “equity method of accounting”, whereby the Company reports its share of the income or loss from such investments as net investment income. The remaining securities are classified as “available for sale” and carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders’ equity. Fair value is generally determined using published market values.

Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale. The cost of securities is adjusted where appropriate to include a provision for significant decline in value which is considered to be other than temporary. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in market value and there are no mitigating circumstances. The Company uses the specific identification method where possible, and the first-in, first-out method in other instances, to determine the cost of securities sold. Realized gains or losses, including any provision for decline in value, are included in the statement of income.

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

(F) Per share data

The Company presents both basic and diluted earnings per share (EPS) amounts. Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding during the year. Diluted EPS is based upon the weighted average number of common and common equivalent shares outstanding during the year and is calculated using the treasury stock method for stock incentive plans. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation.

(G) Deferred policy acquisition costs

Acquisition costs (primarily commissions and premium taxes) incurred in writing insurance and reinsurance business are deferred and amortized ratably over the terms of the related contracts. Deferred policy acquisition costs are limited to the amounts estimated to be recoverable from the applicable unearned premiums and the related anticipated investment income after giving effect to anticipated losses, loss adjustment expenses and expenses necessary to maintain the contracts in force.

(H) Reserves for losses and loss expenses

Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed by the Company; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the statement of income in the period in which they are determined. The Company discounts its reserves for excess and assumed workers’ compensation claims using a risk-free or statutory rate. (See Note 8 of Notes to Consolidated Financial Statements.)

(I) Reinsurance ceded

The unearned portion of premiums ceded to reinsurers is reported as prepaid reinsurance premiums. The estimated amounts of reinsurance recoverable on unpaid losses are reported as due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge its liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided reserves for estimated uncollectible reinsurance.

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

(K) Stock options

Effective January 1, 2003, the Company adopted the fair value recognition provisions of FAS 123 “Accounting for Stock-Based Compensation”. The fair value provisions of FAS 123 were applied prospectively to all employee awards granted, modified, or settled on or after January 1, 2003. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period (dollars in thousands, except per share data).

	2004	2003	2002

Net income as reported	$438,105	$337,220	$175,045
Add: Stock-based employee compensation expense included in reported net income, net of tax	80	48	—
Deduct: Total stock-based employee compensation expense under fair value based method for all awards, net of tax	(2,902)	(4,803)	(4,534)

Pro forma net income	$435,283	$332,465	$170,511

Earnings per share:
Basic-as reported	$5.22	$4.06	$2.29
Basic-pro forma	5.18	4.00	2.23

Diluted-as reported	4.97	3.87	2.21
Diluted-pro forma	4.94	3.82	2.15

The fair value of the options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2004, 2003 and 2002 respectively:

	2004	2003	2002

Average risk free interest rate	4.6%	3.9%	4.9%
Expected years until exercise	6	6	5.6
Expected stock volatility	23%	23%	24%
Dividend yield	0.6%	1.0%	1.0%

In December 2004, the FASB issued FAS 123R, “Share-Based Payment”, which replaces FAS 123 and is effective on July 1, 2005. FAS 123R requires that the cost resulting from all share-based payment transactions with employees, including those awarded prior to January 1, 2003, be recognized in the financial statements using a fair-value-based measurement method. The Company estimates that the after-tax stock-based employee compensation expense for options outstanding at December 31, 2004, including the expense resulting from the adoption of FAS 123R on July 1, 2005, will be approximately $1,000,000 in 2005, as compared with $80,000 and $48,000 in 2004 and 2003, respectively.

(L) Foreign currency

Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity’s functional currency) are included in the statement of income. Unrealized gains or losses resulting from translating the results of non-U.S. dollar denominated operations are reported as accumulated other comprehensive income. Revenues and expenses denominated in currencies other than U.S. dollars are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

(M) Real estate, furniture and equipment

Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $22,722,000, $20,160,000 and $19,426,000 for 2004, 2003 and 2002, respectively.

(N) Comprehensive income

Comprehensive income encompasses all changes in stockholders’ equity (except those arising from transactions with stockholders) and includes net income, net unrealized holding gains or losses on available-for-sale securities and unrealized foreign currency translation adjustments.

(O) Goodwill and other intangible assets

Goodwill and other intangibles assets are tested for impairment on an annual basis. The Company’s impairment test as of December 31, 2004 indicated that there were no impairment losses related to goodwill and other intangible assets.

(P) Change in Accounting

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which was replaced in December 2003 by FIN 46R. FIN 46R addresses consolidation issues surrounding special purpose entities and certain other entities, collectively termed variable interest entities (“VIE”). A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46R requires VIEs to be consolidated by their primary beneficiaries. As a result of adopting the consolidated provisions of FIN 46R, the Company de-consolidated the W. R. Berkley Capital Trust, effective January 1, 2004. The effect this change in accounting is described in note 11 of these notes to consolidated financial statements.

(2) Investments in Fixed Maturity Securities

At December 31, 2004 and 2003, investments in fixed maturity securities were as follows:

(Dollars in thousands)		Gross	Gross
	Amortized	unrealized	unrealized	Fair	Carrying
Type of investment	cost	gains	losses	value	value

December 31, 2004
Held to maturity:
State and municipal	$83,108	$9,581	$(70)	$92,619	$83,108
Corporate	20,147	721	—	20,868	20,147
Mortgage-backed securities	87,826	7,501	(83)	95,244	87,826

Total held to maturity	191,081	17,803	(153)	208,731	191,081

Available for sale:
United States Government and government agency	933,608	20,311	(4,173)	949,746	949,746
State and municipal	3,256,662	72,112	(4,580)	3,324,194	3,324,194
Corporate	657,512	15,000	(1,990)	670,522	670,522
Mortgage-backed securities	1,044,585	12,823	(5,193)	1,052,215	1,052,215
Foreign	161,145	22,796	(2,278)	181,663	181,663

Total available for sale	6,053,512	143,042	(18,214)	6,178,340	6,178,340

Total investment in fixed maturity securities	$6,244,593	$160,845	$(18,367)	$6,387,071	$6,369,421

December 31, 2003
Held to maturity:
State and municipal	$81,966	$9,133	$(80)	$91,019	$81,966
Corporate	6,371	700	—	7,071	6,371
Mortgage-backed securities	115,554	9,048	—	124,602	115,554
—
Total held to maturity	203,891	18,881	(80)	222,692	203,891

Available for sale:
United States Government and government agency	572,142	33,635	(651)	605,126	605,126
State and municipal	1,810,133	66,844	(1,400)	1,875,577	1,875,577
Corporate	558,247	27,844	(900)	585,191	585,191
Mortgage-backed securities	779,365	22,484	(877)	800,972	800,972
Foreign	203,269	20,949	(1,673)	222,545	222,545

Total available for sale	3,923,156	171,756	(5,501)	4,089,411	4,089,411

Total investment in fixed maturity securities	$4,127,047	$190,637	$(5,581)	$4,312,103	$4,293,302

The amortized cost and fair value of fixed maturity securities at December 31, 2004, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

(Dollars in thousands)	2004
	Amortized cost	Fair value

Due in one year or less	$688,777	$689,989
Due after one year through five years	986,246	1,008,427
Due after five years through ten years	1,174,596	1,214,862
Due after ten years	2,262,563	2,326,334
Mortgage-backed securities	1,132,411	1,147,459

Total	$6,244,593	$6,387,071

At December 31, 2004 and 2003, there were no investments, other than investments in United States government and government agency securities, which exceeded 10% of stockholders’ equity. At December 31, 2004, investments with a carrying value of $374 million were on deposit with state insurance departments as required by state laws; investments with a carrying value of $34 million were held in trust for policyholders; and investments with a carrying value of $90 million were deposited or in trust in support of underwriting activities. The Company had irrevocable undrawn letters of credit supporting assumed reinsurance of $12 million at December 31, 2004.

(3) Investments in Equity Securities Available for Sale

At December 31, 2004 and 2003, investments in equity securities were as follows:

(Dollars in thousands)		Gross	Gross
		unrealized	unrealized	Fair	Carrying
Type of investment	Cost	gains	losses	value	value

December 31, 2004
Common stocks	$169,800	$38,060	$(566)	$207,294	$207,294
Preferred stocks	195,804	10,360	(195)	205,969	205,969

Total	$365,604	$48,420	$(761)	$413,263	$413,263

December 31, 2003
Common stocks	$145,893	$25,980	$(698)	$171,175	$171,175
Preferred stocks	134,768	11,141	(455)	145,454	145,454

Total	$280,661	$37,121	$(1,153)	$316,629	$316,629

(4) Trading Account

At December 31, 2004 and 2003, the arbitrage trading account was as follows:

(Dollars in thousands)
		Fair	Carrying
Type of investment	Cost	value	value

December 31, 2004
Direct equity securities	$169,607	$175,441	$175,441
Arbitrage-related partnerships	104,899	104,899	104,899

Total equity securities trading account	274,506	280,340	280,340

Receivables from brokers	186,479	186,479	186,479
Securities sold but not yet purchased	(66,658)	(70,667)	(70,667)

Total trading account	$394,327	$396,152	$396,152

December 31, 2003
Direct equity securities	$220,791	$231,071	$231,071
Arbitrage-related partnerships	100,896	100,896	100,896

Total equity securities trading account	321,687	331,967	331,967

Receivables from brokers	102,257	102,257	102,257
Securities sold but not yet purchased	(110,782)	(119,100)	(119,100)

Total trading account	$313,162	$315,124	$315,124

The primary focus of the trading account is merger and convertible arbitrage. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differences between these securities and their underlying equities. Arbitrage investing differs from other types of investing in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general financial market conditions.

Potential changes in market conditions are mitigated by the use of put options, call options and swap contracts, all of which are reported at fair value. As of December 31, 2004, the fair value of long option contracts outstanding was $1,283,000 (notional amount of $18,692,000) and the fair value of short option contracts outstanding was $891,000 (notional amount of $39,579,000). Other than with respect to the use of these trading account securities, the Company does not make use of derivatives.

(5) Investments in Affiliates

Investments in affiliates include the following:

	Carrying value			Earnings (loss) in affiliates
(Dollars in thousands)	2004	2003	2002	2004	2003	2002

Kiln plc	$51,137	$40,488	$31,498	$9,009	$4,565	$687
Real estate partnerships	112,139	57,560	10,808	8,947	6,112	190
Structured finance partnerships	60,844	17,846	—	1,651	(112)	—
Other	16,745	10,878	3,881	(2,701)	(3,540)	(187)

Total	$240,865	$126,772	$46,187	$16,906	$7,025	$690

The Company’s investments in affiliates are reported under the equity method of accounting. The Company’s share of the earnings of affiliates is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company’s financial statements.

The Company’s acquired a 20.1% interest in Kiln plc in 2002 for approximately $29 million. Kiln plc is based in the U.K. and conducts international insurance and reinsurance underwriting through Lloyd’s syndicates. The Company also entered into qualifying quota share reinsurance agreements with two Lloyd’s syndicates managed by Kiln plc. Net premiums written under these quota share agreements were $96 million, $122 million and $121 million in 2004, 2003 and 2002, respectively.

(6) Investment Income

Investment income consists of the following:

(Dollars in thousands)	2004	2003	2002

Investment income earned on:
Fixed maturity securities	$225,564	$197,963	$182,762
Equity securities available for sale	21,005	18,906	12,552
Equity securities trading account (a)	13,743	8,110	7,144
Investment in affiliates	16,906	7,025	690
Cash and cash equivalents	16,706	11,516	5,899
Other	(58)	827	1,853

Gross investment income	293,866	244,347	210,900
Interest on funds held under reinsurance treaties and investment expense	(2,571)	(34,291)	(23,025)

Net investment income	$291,295	$210,056	$187,875

(a)	Investment income earned from net trading account activity includes unrealized trading gains of $1,790,000 in 2004 and $2,174,000 in 2003 and unrealized trading losses of $1,155,000 in 2002.

(7) Realized and Unrealized Gains and Losses

     Realized and unrealized gains and losses, before applicable income taxes, are as follows:

(Dollars in thousands)	2004	2003	2002

Realized investment and foreign currency gains:
Fixed maturity securities (a)	18,457	73,000	27,446
Equity securities available for sale	25,129	10,506	6,603
Foreign currency gains (losses) (b)	7,483	(839)	21,856
Provision for other than temporary impairment (c):
Fixed maturity securities	—	(430)	(16,155)
Equity securities available for sale	(2,777)	—	(2,680)
Other	(24)	(545)	—

	48,268	81,692	37,070

Change in unrealized gains and losses:
Fixed maturity securities	(41,427)	(9,418)	117,668
Equity securities and investment in affiliates	21,041	33,984	(4,139)

	(20,386)	24,566	113,529

Total	$27,882	$106,258	$150,599

(a)	During 2004, 2003 and 2002, gross gains of $24,269,000, $76,019,000 and, $39,494,000, respectively, and gross losses of $5,812,000, $3,019,000 and $12,048,000, respectively, were realized.

(b)	Foreign currency gains in 2002 include net gains of $21.7 million as a result of foreign currency transactions and the related settlement of life insurance contracts related to our operations in Argentina.

(c)	The 2002 provision for other than temporary impairment reflected a charge of $10 million for Argentine sovereign bonds (see Note 22 of Notes to Consolidated Financial Statements) and a charge of $9 million for other investments, including $6 million of securities issued by Dynegy Inc.

The following table summarizes, for all securities in an unrealized loss position at December 31, 2004 and 2003, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position (dollars in thousands):

	2004			2003
	Number of		Gross unrealized		Gross unrealized
	securities	Fair value	loss	Fair value	loss

Fixed maturities:
0 - 6 months	175	$1,005,675	$4,932	$578,934	$4,541
7- 12 months	164	798,721	9,190	21,124	437
Over 12 months	100	189,239	4,245	14,137	603

Total	439	$1,993,635	$18,367	$614,195	$5,581

Equities securities available for sale:
0 - 6 months	4	$1,448	$82	$3,215	$88
7- 12 months	2	26,319	667	9,345	401
Over 12 months	4	1,746	12	13,971	664

Total	10	$29,513	$761	$26,531	$1,153

(8) Reserves for Losses and Loss Expenses

The table below provides a reconciliation of the beginning and ending reserve balances:

(Dollars in thousands)	2004	2003	2002

Net reserves at beginning of year	$3,505,295	$2,323,241	$2,033,293

Net provision for losses and loss expenses (a):
Claims occurring during the current year (b)	2,236,860	1,780,905	1,288,071
Increase in estimates for claims occurring in prior years (c)	294,931	244,636	156,184
Decrease in discount for prior years	24,220	24,115	12,999

	2,556,011	2,049,656	1,457,254

Net payments for claims (d):
Current year	409,776	268,170	373,541
Prior years	928,688	599,432	793,765

	1,338,464	867,602	1,167,306

Net reserves at end of year	4,722,842	3,505,295	2,323,241
Ceded reserves at end of year	726,769	686,796	844,684

Gross reserves at end of year	$5,449,611	$4,192,091	$3,167,925

(a)	Net provision for loss and loss expenses excludes $3,299,000, $521,000 and $6,717,000 in 2004, 2003 and 2002, respectively, relating to the policyholder benefits incurred on life insurance that are included in the statement of income.

(b)	Claims occurring during the current year are net of discount of $107,282,000, $96,365,000 and $38,939,000 in 2004, 2003 and 2002, respectively.

(c)	The increase in estimates for claims occurring in prior years is net of discount of $26,658,000, $28,214,000 and $23,626,000 in 2004, 2003 and 2002, respectively. The increase in estimates for claims occurring in prior years before discount is $321,589,000, $272,850,000 and $179,810,000 in 2004, 2003 and 2002, respectively.

(d)	Net payments in 2003 are net of $331,000,000 of cash received upon the commutation of the aggregate reinsurance agreement (see Note 9 of Notes to Consolidated Financial Statements).

Environmental and asbestos — To date, known environmental and asbestos claims have not had a material impact on the Company’s operations. These claims have not materially impacted the Company because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental and asbestos exposures.

The Company’s net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $38,258,000 and $31,866,000 at December 31, 2004 and 2003, respectively. The Company’s gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $54,971,000 and $49,283,000 at December 31, 2004 and 2003, respectively. Net incurred losses and loss expenses for reported asbestos and environmental claims were approximately $9,194,000, $4,749,000 and $6,652,000 in 2004, 2003 and 2002, respectively. Net paid losses and loss expenses for asbestos and environmental cliams were approximately $2,802,000, $1,391,000 and $2,938,000 in 2004, 2003 and 2002, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

Discounting — The Company discounts its liabilities for excess and assumed workers’ compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company’s loss payout experience and is supplemented with data compiled from insurance companies writing similar business. The liabilities for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve for non-proportional business, and at the statutory rate for proportional business. The discount rates range from 3.5% to 6.5% with a weighted average discount rate of 4.8%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $502,874,000, $393,152,000 and $292,697,000 at December 31, 2004, 2003 and 2002, respectively. For statutory reporting purposes, the Company uses a discount rate of 3.5% as permitted by the Department of Insurance of the State of Delaware. The increase in the aggregate discount from 2003 to 2004 and from 2002 to 2003 resulted from the increase in workers’ compensation reserves.

(9) Reinsurance Ceded

The Company reinsures a portion of its exposures principally to reduce net liability on individual risks and to protect against catastrophic losses. Estimated amounts due from reinsurers are reported net of reserves for uncollectible reinsurance of $2,457,000, $1,920,000 and $1,357,000 as of December 31, 2004, 2003 and 2002, respectively. The following amounts arising under reinsurance ceded contracts have been deducted in arriving at the amounts reflected in the statement of income:

(Dollars in thousands)	2004	2003	2002

Ceded premiums earned	$461,005	$556,624	$455,261
Ceded losses incurred	$317,367	$447,533	$335,326

From January 1, 2001 through December 31, 2003, the Company had a multi-year aggregate reinsurance agreement that provided two types of reinsurance coverage. The first type of coverage provided protection for individual losses on an excess of loss or quota share basis, as specified for each class of business covered by the agreement. The second type of coverage provided aggregate accident year protection for our reinsurance segment for loss and loss adjustment expenses incurred above a certain level. Loss recoveries were subject to annual limits and an aggregate limit over the contract period. Over the three-year term of this agreement, the Company ceded premiums of $314 million and credited interest on funds held of $37 million to the reinsurer and recovered losses of $310 million and commissions of $35 million from the reinsurer. Ceded earned premiums were net of return premiums accrued under certain profit sharing provisions contained in the agreement. As of December 31, 2003, the Company commuted the aggregate reinsurance agreement. Upon commutation, the reinsurer released funds held in an amount equal to the commuted loss reserves and unearned premium reserves and, accordingly there was no gain or loss as a result of the commutation.

Certain of the Company’s ceded reinsurance agreements are structured on a funds held basis whereby the Company retains some or all of the ceded premiums in a separate account that is used to fund ceded losses as they become due from the reinsurance company. Interest is credited to reinsurers for funds held on their behalf at rates ranging from 7.0% to 8.9% of the account balances, as defined under the agreements. Interest credited to reinsurers, which is reported as a reduction of net investment income, was $2 million in 2004, $32 million in 2003 and $21 million in 2002.

(10) Senior Notes and Other Debt

Debt consists of the following (the difference between the face value and the carrying value is unamortized discount):

(Dollars in thousands)			2004		2003
Description	Rate	Maturity	Face Value	Carrying Value	Carrying Value

Senior Notes	6.375%	April 15, 2005	40,000	39,987	39,954
Senior Notes	6.25%	January 15, 2006	100,000	99,840	99,699
Senior Notes	9.875%	May 15, 2008	88,800	87,563	87,272
Senior Notes	5.125%	September 30, 2010	150,000	148,167	147,845
Senior Notes	5.875%	February 15, 2013	200,000	197,306	196,973
Senior Notes	6.15%	August 19, 2019	150,000	147,918	—
Senior Debentures	8.70%	January 1, 2022	76,503	75,736	75,718
Subsidiary Debt	7.65%	June 30, 2023	11,747	11,747	11,747

Total debt			$817,050	$808,264	$659,208

In August 2004, the Company issued $150 million aggregate principal amount of 6.15% senior notes due August 2019. In 2003, the Company issued $200 million aggregate principal amount of 5.875% senior notes due February 2013, $150 million aggregate principal amount of 5.125% senior notes due September 2010 and $12 million aggregate principal amount of 7.65% notes due June 2023. During 2003, the Company repaid $36 million of 6.5% senior subordinated notes and $25 million of 6.71% senior notes upon their respective maturities.

(11) Junior Subordinated Debentures

In 1996, the Company issued $210,000,000 aggregate principal amount of 8.197% Junior Subordinated Debentures due December 15, 2045 (the “Junior Subordinated Debentures”) to the W. R. Berkley Capital Trust (“the Trust”). The Trust simultaneously issued an equal amount of mandatorily redeemable preferred securities (“Trust Preferred Securities”), which are fully and unconditionally guaranteed by the Company. The Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part, on the stated maturity date, upon repayment of the Junior Subordinated Debentures, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the Junior Subordinated Debentures by the Company upon the occurrence and continuation of a certain event and (iii) in whole or in part, on or after December 15, 2006, contemporaneously with the optional prepayment by the Company of Junior Subordinated Debentures.

Upon adoption FIN 46R (see Note (1) (P) of these Notes to the Consolidated Financial Statements), the Company deconsolidated the W. R. Berkley Capital Trust (the “Trust”) effective January 1, 2004. As a result of the de-consolidation, certain Trust Preferred Securities owned by the Company, which were previously eliminated in consolidation, were reinstated on the Company’s balance sheet. The impact of the reinstatement was to increase fixed maturity securities by $13,787,000 and to increase junior subordinated debentures by $14,906,000, as of January 1, 2004. The difference between these two amounts, which was $727,000 after income taxes, was reported on the Company’s 2004 consolidated statement of income as a cumulative effect of change in accounting principle.

(12) Income Taxes

Income tax expense consists of:

(Dollars in thousands)	2004	2003	2002

Current expense	$244,294	$173,613	$44,694
Deferred expense (benefit)	(48,059)	(22,987)	39,445

Total expense	$196,235	$150,626	$84,139

A reconciliation of the income tax expense and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

(Dollars in thousands)	2004	2003	2002

Computed “expected” tax expense	$223,604	$171,975	$90,802
Tax-exempt investment income	(30,945)	(21,838)	(9,051)
Change in valuation allowance	590	(980)	(3,275)
Other, net	2,986	1,469	5,663

Total expense	$196,235	$150,626	$84,139

At December 31, 2004 and 2003, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(Dollars in thousands)	2004	2003

Deferred Tax Asset
Loss reserve discounting	$173,891	$137,165
Life reserve	8,077	7,538
Unearned premiums	126,515	113,705
Net operating loss carry forward	3,070	2,355
Other	26,623	16,741

Gross deferred tax asset	338,176	277,504
Less valuation allowance	(4,813)	(4,223)

Deferred tax asset	333,363	273,281

Deferred Tax Liability
Amortization of intangibles	7,612	7,323
Deferred policy acquisition costs	148,451	137,153
Deferred taxes on unrealized investment gains	65,952	72,609
Other	20,538	20,383

Deferred tax liability	242,553	237,468

Net deferred tax asset	$90,810	$35,813

Federal income tax expense applicable to realized investment gains was $16,835,000, $28,090,000 and $13,817,000 in 2004, 2003 and 2002, respectively. The Company had a current income tax receivable at December 31, 2004 of $8,896,000 and a payable of $8,654,000 at December 31, 2003. At December 31, 2004, the Company had foreign net operating loss carryforwards of $9,593,000, which expire from 2006 and 2009. The net change in the valuation allowance is primarily related to foreign net operating loss carryforwards and to certain foreign subsidiaries net deferred tax assets. The statute of limitations for the Company’s tax returns through December 31, 2000 has closed.

The realization of the deferred tax asset is dependent upon the Company’s ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

(13) Dividends from Subsidiaries and Statutory Financial Information

The Company’s insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2005, the maximum amount of dividends which can be paid without such approval is approximately $270 million. Combined net income and policyholders’ surplus of the Company’s consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

(Dollars in thousands)	2004	2003	2002

Net income	$394,300	$293,455	$192,845
Policyholders’ surplus	$2,424,364	$1,886,013	$1,275,302

The significant variances between statutory accounting practices and GAAP are that for statutory purposes bonds are carried at amortized cost, acquisition costs are charged to income as incurred, deferred Federal income taxes are subject to limitations, excess and assumed workers’ compensation reserves are discounted at different discount rates and certain assets designated as “non-admitted assets” are charged against surplus.

The NAIC has risk-based capital (“RBC”) requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company’s mix of products and its balance sheet. All of the Company’s insurance subsidiaries have an RBC amount above the authorized control level RBC, as defined by the NAIC. The Company has certain guarantees that provide that RBC levels of certain subsidiaries will remain above their authorized control levels.

(14) Stockholders’ Equity

Common equity The weighted average number of shares used in the computation of basic earnings per share was 83,961,000, 83,124,000 and 76,328,000, for 2004, 2003 and 2002, respectively. The weighted average number of shares used in the computations of diluted earnings per share was 88,181,000, 87,063,000 and 79,385,000, for 2004, 2003 and 2002, respectively. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock-based compensation plans.

Changes in shares of common stock outstanding, net of treasury shares, are as follows:

(Amounts in thousands)	2004	2003	2002

Balance, beginning of year	83,538	82,835	74,792
Shares issued	743	705	8,048
Shares repurchased	(8)	(2)	(5)

Balance, end of year	84,273	83,538	82,835

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

(15) Investment in Peyton Street

The consolidated financial statements include the accounts of Peyton Street Independent Financial Services (“Peyton Street”), a unitary thrift holding company that owns the common stock of InsurBanc. InsurBanc provides banking services principally to independent insurance agencies and their employees. Following is a summary of assets and liabilities related to Peyton Street that were included on the Company’s consolidated balance sheets as of December 31, 2004 and 2003:

(Amounts in thousands)	2004	2003

Cash and cash equivalents	$11,358	$6,218
Fixed maturity securities & equity securities	21,900	24,674
Real estate, furniture and equipment	245	308
Other assets:
Loans receivable	42,427	24,960
Other	464	350

Total	$76,394	$56,510

Other liabilities:
Deposits	$42,228	$30,876
Advances from Federal Home Loan Bank	17,165	15,900
Other	326	2,411

Total liabilities	$59,719	$49,187

The Company’s share of Peyton Street’s net loss was $491,000 in 2004, $1,422,000 in 2003 and $1,782,000 in 2002. In the ordinary course of business, Peyton Street is a party to financial instruments with off-balance-sheet risk. At December 31, 2004, these financial instruments include contractual commitments of $9,900,000 to extend credit under future loan agreements and unused lines of credit. The advances from FHLB is secured by investments with an aggregate market value $21 million.

(16) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as of December 31, 2004 and 2003:

(Dollars in thousands)	2004		2003
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Investments (1)	$8,341,944	$8,359,594	$6,480,713	$6,507,831
Junior subordinated debentures	208,286	222,266	193,336	208,553
Senior notes and other debt	808,264	859,052	659,208	718,787

(1)	Including cash and cash equivalents, trading account receivable from brokers and clearing organizations, trading account securities sold but not yet purchased and unsettled purchases.

The estimated fair value of investments is generally based on quoted market prices as of the respective reporting dates. The fair value of the senior notes and other debt and the junior subordinated debentures are based on rates available for borrowings similar to the Company’s outstanding debt as of the respective reporting dates.

(17) Lease Obligations

The Company and its subsidiaries use office space and equipment under leases expiring at various dates. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was approximately: $16,783,000, $18,773,000, and $17,586,000 for 2004, 2003, and 2002, respectively. Future minimum lease payments (without provision for sublease income) are: $15,889,000 in 2005; $13,747,000 in 2006; $11,206,000 in 2007; $9,136,000 in 2008; $6,427,000 in 2009 and $15,014,000 thereafter.

(18) Commitments, Litigation and Contingent Liabilities

The Company’s subsidiaries are subject to disputes, including litigation and arbitration, arising in the ordinary course of their insurance and reinsurance businesses. The Company’s estimates of the costs of settling such matters are reflected in its aggregate reserves for losses and loss expenses, and the Company does not believe that the ultimate outcome of such matters will have a material adverse effect on its financial condition or results of operations.

The New York State Attorney General and other regulators have commenced investigations, legal actions and general inquiries concerning producer compensation and alleged anti-competitive activities in the insurance industry. Certain allegations include improper sales practices by insurance producers as well as other non-competitive behaviors. The Company and certain of its operating units, like many others in the insurance industry, have received information requests from various state insurance regulators and other state authorities. These requests, for the most part, relate to inquiries into inappropriate solicitation activities, producer compensation practices and the underwriting of legal malpractice insurance. The Company is responding to each of these inquiries and is cooperating with the applicable regulatory authorities. In this regard, the Company commenced an internal review with the assistance of outside counsel. The internal review, which is substantially complete, focused on the Company’s relationships with its distribution channels. As a result of the investigation, a single insurance operating unit reported certain limited instances of conduct that could be characterized as involving inappropriate solicitation practices. To address these limited instances, the Company has implemented certain additional internal procedures and is taking other corrective action.

(19) Stock Incentive Plan

The Company has a stock incentive plan (the “Stock Incentive Plan”) under which 16,031,250 shares of Common Stock were reserved for issuance. Pursuant to the Stock Incentive Plan, stock options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant. Stock options vest according to a graded schedule of 25%, 50% 75% and 100% on the third, fourth, fifth and sixth year anniversary of grant date. Stock options expire on the tenth year anniversary of the grant date.

The following table summarizes stock option information:

	2004		2003		2002
	Shares	Price(a)	Shares	Price(a)	Shares	Price(a)

Outstanding at beginning of year	8,471,821	$17.52	9,206,468	$17.15	8,187,929	$15.21
Granted	1,500	39.65	73,000	30.96	1,897,013	24.41
Exercised	741,580	15.01	694,989	14.33	581,550	13.41
Canceled	157,725	19.92	112,658	15.66	296,924	17.17

Outstanding at end of year	7,574,016	$17.73	8,471,821	$17.52	9,206,468	$17.15

Options exercisable at year end	4,045,853	$15.74	3,727,375	$15.55	3,609,791	$15.61

Stock available for future grant (b)	3,116,171		3,611,946		3,578,751

(a)	Weighted average exercise price.

(b)	Includes restricted stock units outstanding.

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
Range of		Remaining	Weighted		Average
Exercise	Number	Contractual	Average	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

December 31, 2004
$6 to $10	1,224,201	5.2	$8.19	479,455	$8.06
10 to 20	2,522,056	2.4	14.72	2,413,992	14.73
20 to 35	3,827,759	6.1	22.76	1,152,406	21.06

Total	7,574,016	4.7	$17.73	4,045,853	$15.74

Pursuant to the Stock Incentive Plan, the Company may also issue Restricted Stock Units (RSU’s) to officers of the Company and its subsidiaries. The RSU’s vest five years from the award date and are subject to other vesting and forfeiture provisions contained in the award agreement. The market value of the awards at the date of grant are recorded as unearned compensation, a component of stockholders’ equity, and charged to expense over the vesting period.

During 2003, the Company granted 456,000 RSU’s with a market value of $12,987,000 at the date of grant. During 2004, the Company granted 654,500 RSU’s with a market value of $26,851,000 at the date of grant and canceled 2,500 RSU’s with a market value of $113,000 at the date of grant. RSU compensation expense was $5,152,000 in 2004 and $1,927,000 in 2003.

(20) Compensation Plans

The Company and its subsidiaries have profit sharing plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary’s profitability. Employees become eligible to participate in the profit sharing plans on the first day of the month following the first full three months in which they are employed. The plans provide that 40% of the contributions vest immediately and that the remaining 60% vest at varying percentages based upon years of service. Profit sharing expense amounted to $20,663,000, $17,135,000 and $12,821,000 for 2004, 2003 and 2002, respectively.

The Company has a Long-Term Incentive Compensation Plan (“LTIP”) that provides for incentive compensation to key executives based on the Company’s earnings and growth in book value per share. Key employees are awarded participation units (“Units”) that vest five years from the award date. In 2001, the Company granted 178,875 Units with an aggregate maximum value of $19,875,000. The maximum value of these Units was achieved in 2003 and distributed in 2004. Compensation expense for these Units was $11,475,000 in 2003 and $8,400,000 in 2002. In 2004, the Company granted 100,000 Units with a maximum value of $25,000,000. Compensation expense related to these Units was $5,325,000 in 2004.

(21) Retirement Benefits

Effective August 19, 2004, the Company entered into an agreement to provide retirement benefits to the Company’s chief executive officer and chairman of the board. Retirement benefits, which are unfunded, are reported in accordance with FASB Statement No. 87, “Employers’ Accounting for Pensions”. As of December 31, 2004, the accrued benefit liability of $14,564,000 was recorded as a liability with a corresponding intangible asset of $13,716,000 that will be amortized as a prior service cost over the estimated remaining service period. The retirement benefit expense was $848,000 in 2004. The key actuarial assumptions used to derive the projected benefit obligation and related expense are a discount rate of 5.75%, a rate of compensation increase of 5.0% per year and a retirement age of 72.

(22) International Operations

From its inception in 1995 and through the fourth quarter of 2002, the international segment’s results were reported on a one-quarter lag to facilitate the timely completion of the consolidated financial statements. Improvements in reporting procedures now allow this segment to be reported without a one-quarter lag. Beginning in the first quarter of 2003, the international segment’s results were reported in the consolidated statement of income without a one-quarter lag. In order to eliminate the one-quarter lag, net income of the international segment for the fourth quarter of 2002 was reported as a direct credit to consolidated retained earnings during the first quarter of 2003.

During 2001 and 2002, Argentina experienced substantial economic disruption, including default on its sovereign bonds, severe currency devaluation, high unemployment and inflation, increasing fiscal deficits and declining central bank reserves. As a result of these events, The Company ceased writing life insurance business in Argentina in 2002 and has since liquidated substantially all of its life insurance policies. The Company also wrote down the carrying value of its Argentine sovereign bonds by $18 million in 2001 and $10 million in 2002. In addition, the Company’s Argentine subsidiary reported net gains of $21.7 million in 2002 as a result of foreign currency transactions and the related settlement of life insurance contracts. The foreign currency transaction gain represents the net increase in the local currency value of assets and liabilities denominated in US dollars following the devaluation of the Argentine peso. The gain on surrender of life insurance contracts represents the gain from the negotiated settlement of certain US dollar life insurance contracts for less than their local currency value following the devaluation of the Argentine peso.

(23) Supplemental Financial Statement Data

Other operating costs and expenses consist of the following:

(Dollars in thousands)	2004	2003	2002

Amortization of deferred policy acquisition costs	$909,412	$787,167	$589,993
Other underwriting expenses	205,338	118,182	94,590
Service company expenses	84,404	82,821	69,715
Other costs and expenses	48,835	47,724	42,907

Total	$1,247,989	$1,035,894	$797,205

(24) Industry Segments

The Company’s operations are presently conducted in five segments of the insurance business: specialty lines of insurance, regional property casualty insurance, alternative markets, reinsurance and international.

Our specialty segment underwrites complex and sophisticated third-party liability risks, principally within the excess and surplus lines. The primary lines of business are premises operations, professional liability, automobile, products liability and property lines. The specialty business is conducted through nine operating units. The companies within the segment are divided along the different customer bases and product lines that they serve. The specialty units deliver their products through a variety of distribution channels depending on the customer base and particular risks insured. The customers in this segment are highly diverse.

Our regional segments provides commercial insurance products to customers primarily in 27 states. Key clients of this segment are small-to-mid-sized businesses and governmental entities. The regional subsidiaries are organized geographically, which provides them with the flexibility to adapt to local market conditions, while enjoying the superior administrative capabilities and financial strength of the Company. The regional operations are conducted through four geographic regions based on markets served: Midwest, New England, Southern (excluding Florida) and Mid Atlantic.

Our alternative markets operations specialize in developing, insuring, reinsuring and administering self-insurance programs and other alternative risk transfer mechanisms. Our clients include employers, employer groups, insurers, and alternative market funds seeking less costly, more efficient ways to manage exposure to risks. In addition to providing primary and excess workers’ compensation insurance, the alternative markets segment also provides a wide variety of fee-based third-party administrative services.

Our reinsurance operations specialize in underwriting property casualty reinsurance on both a treaty and a facultative basis. The principal reinsurance units are facultative reinsurance, which writes individual certificates and program facultative business, treaty reinsurance, which functions as a traditional reinsurer in specialty and standard reinsurance lines, and Lloyd’s reinsurance, which writes quota share reinsurance with certain Lloyd’s syndicates.

Our international segment includes our operations in Argentina and the Philippines. In Argentina, we currently offer commercial and personal property casualty insurance. In the Philippines, we provide savings and life products to customers, including endowment policies to pre-fund education costs and retirement income. Our operations in the U.K. are reported in our specialty segment.

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

	Revenues				Pre-tax	Net
	Earned	Investment			Income	Income
(Dollars in thousands)	Premiums	Income	Other	Total	(loss)	(loss)

December 31, 2004:
Specialty	$1,466,840	$103,053	$—	$1,569,893	$290,442	$198,577
Regional	1,068,552	44,249	—	1,112,801	184,152	123,902
Alternative Markets	583,693	57,190	109,344	750,227	128,660	89,062
Reinsurance	870,827	76,167	—	946,994	87,373	64,028
International	71,180	10,125	207	81,512	7,437	2,270
Corporate, other and eliminations (1)	—	511	2,029	2,540	(107,819)	(70,313)
Cumulative effect of change in accounting principle	—	—	—	—	—	(727)
Realized investment and foreign currency gains	—	—	48,268	48,268	48,268	31,306

Consolidated	$4,061,092	$291,295	$159,848	$4,512,235	$638,513	$438,105

December 31, 2003:
Specialty	$1,117,781	$70,232	$—	$1,188,013	$201,885	$136,725
Regional	880,597	43,368	—	923,965	153,292	105,468
Alternative Markets	410,926	38,450	101,715	551,091	85,397	59,066
Reinsurance	760,558	52,622	—	813,180	59,984	43,610
International	64,748	6,173	10	70,931	3,347	3,716
Corporate, other and eliminations (1)	—	(789)	2,025	1,236	(96,293)	(64,699)
Realized investment and foreign currency gains	—	—	81,692	81,692	81,692	53,334

Consolidated	$3,234,610	$210,056	$185,442	$3,630,108	$489,304	$337,220

December 31, 2002:
Specialty	$772,696	$53,862	$—	$826,558	$136,112	$90,498
Regional	705,385	44,365	—	749,750	104,085	69,429
Alternative Markets	235,558	37,641	86,031	359,230	62,703	42,376
Reinsurance	398,287	43,912	—	442,199	14,981	11,626
International	89,284	5,325	—	94,609	(1,757)	(2,631)
Discontinued Business	51,317	4,457	—	55,774	(10,682)	(6,943)
Corporate, other and eliminations (1)	—	(1,687)	2,581	894	(83,079)	(50,643)
Realized investment and foreign currency gains	—	—	37,070	37,070	37,070	21,333

Consolidated	$2,252,527	$187,875	$125,682	$2,566,084	$259,433	$175,045

Identifiable assets by segment are as follows (dollars in thousands):

December 31,	2004	2003

Specialty	$3,930,054	$3,127,810
Regional	2,360,149	2,008,789
Alternative Markets	1,864,544	1,504,535
Reinsurance	3,922,023	3,493,171
International	196,355	152,571
Corporate, other and eliminations (1)	(822,092)	(952,191)

Consolidated	$11,451,033	$9,334,685

(1)	Corporate and other eliminations represents corporate revenues and expenses, realized investment and foreign currency gains and losses and other items that are not allocated to business segments.

Net premiums earned by major line of business are as follows (dollars in thousands):

	2004	2003	2002

Specialty
Premises operations	$584,753	$435,227	$291,588
Professional liability	278,990	180,295	111,529
Automobile	222,444	177,006	137,110
Products liability	172,830	127,556	95,622
Property	120,830	116,227	86,399
Other	86,993	81,470	50,448

Total specialty	$1,466,840	$1,117,781	$772,696

Regional
Commercial multiple peril	430,762	352,555	251,015
Automobile	310,872	271,614	209,243
Workers’ compensation	213,538	179,336	146,867
Other	113,380	77,092	98,260

Total regional	$1,068,552	$880,597	$705,385

Alternative Markets
Primary workers’ compensation	283,546	187,935	111,450
Excess workers’ compensation	256,095	185,816	111,486
Other	44,052	37,175	12,622

Total alternative markets	$583,693	$410,926	$235,558

Reinsurance
Property	205,139	170,454	85,790
Casualty	665,688	590,104	312,497

Total reinsurance	$870,827	$760,558	$398,287

International	$71,180	$64,748	$89,284
Discontinued	—	—	51,317

Total	$4,061,092	$3,234,610	$2,252,527

(26) Quarterly Financial Information (unaudited)

The following is a summary of quarterly financial data (in thousands except per share data):

	Three months ended
	March 31,		June 30,		September 30,		December 31,
	2004	2003	2004	2003	2004	2003	2004	2003

Revenues	$1,078,705	$791,413	$1,110,754	$926,957	$1,139,536	$916,382	$1,183,240	$995,356
Net income	115,428	71,703	109,484	95,840	97,072	76,469	116,121	93,208
Net income per share (a):
Basic	1.38	.87	1.31	1.15	1.15	.92	1.38	1.12
Diluted	1.32	.83	1.25	1.10	1.10	.87	1.31	1.07

(a)	Earnings per share (EPS) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters EPS does not necessarily equal the full-year EPS.