Form 10-K, Exhibit 13
period 2005-12-31
BERKLEY W R CORP
filed 2006-03-13
CIK 11544

Exhibit 13
FINANCIAL DATA
(Amounts in thousands, except per share data)

Years ended December 31,	2005	2004	2003	2002	2001

Net premiums written	$4,604,574	$4,266,361	$3,670,515	$2,710,490	$1,858,096
Net premiums earned	4,460,935	4,061,092	3,234,610	2,252,527	1,680,469
Net investment income	403,962	291,295	210,056	187,875	195,021
Service fees	110,697	109,344	101,715	86,095	75,771
Realized investment gains (losses)	17,209	48,268	81,692	37,070	(11,494)
Total revenues	4,996,839	4,512,235	3,630,108	2,566,084	1,941,797
Interest expense	85,926	66,423	54,733	45,475	45,719
Income (loss) before income taxes	770,537	638,513	489,304	259,433	(151,394)
Income tax (expense) benefit	(222,521)	(196,235)	(150,626)	(84,139)	56,661
Minority interest	(3,124)	(3,446)	(1,458)	(249)	3,187
Income (loss) before change in accounting	544,892	438,832	337,220	175,045	(91,546)
Cumulative effect of change in accounting	—	(727)	—	—	—
Net income (loss)	544,892	438,105	337,220	175,045	(91,546)
Data per common share:
Income (loss) per basic share	4.29	3.48	2.71	1.53	(0.93)
Income (loss) per diluted share	4.08	3.31	2.58	1.47	(0.93)
Stockholders’ equity	20.13	16.69	13.43	10.75	8.30
Cash dividends declared	.20	.20	.19	.16	.16
Weighted average shares outstanding:
Basic	127,022	125,941	124,686	114,492	98,343
Diluted	133,617	132,272	130,595	119,078	103,125
Investments(1)	$10,378,250	$8,341,944	$6,480,713	$4,663,100	$3,607,586
Total assets	13,896,287	11,451,033	9,334,685	7,031,323	5,633,509
Reserves for losses and loss expenses	6,711,760	5,449,611	4,192,091	3,167,925	2,763,850
Junior subordinated debentures	450,634	208,286	193,336	198,251	198,210
Senior notes and other debt	967,818	808,264	659,208	362,985	370,554
Stockholders’ equity	2,567,077	2,109,702	1,682,562	1,335,199	931,595

(1)	Including cash and cash equivalents, trading account receivable from brokers and clearing organizations, trading account securities sold but not yet purchased and unsettled purchases.
PAST PRICES OF COMMON STOCK
The common stock of the Company is traded on the New York Stock Exchange under the symbol “BER”. All amounts have been adjusted to reflect the 3-for-2 common stock split effected on April 8, 2005.

	Price Range		Common Dividends
	High	Low	Paid Per Share

2005
Fourth Quarter	$48.18	$38.50	$0.05
Third Quarter	39.67	34.77	0.05
Second Quarter	36.75	31.46	0.05
First Quarter	35.87	30.87	0.05

2004
Fourth Quarter	$31.60	$25.93	$0.05
Third Quarter	29.43	25.93	0.05
Second Quarter	29.20	25.50	0.05
First Quarter	28.59	23.30	0.05

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
W. R. Berkley Corporation is an insurance holding company that is among the largest commercial lines writers in the United States and operates in five business segments: specialty insurance, regional property casualty insurance, alternative markets, reinsurance and international. The Company’s primary sources of revenues and earnings are insurance and investments.
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
Loss reserves included in the Company’s financial statements represent management’s best estimates and are based upon an actuarially derived point estimate. The Company uses a variety of actuarial techniques and methods to derive the actuarial point estimate. These methods include paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods and frequency and severity methods. In circumstances where one actuarial method is considered more credible than the others, that method is used to set the point estimate. Otherwise, the actuarial point estimate is based on a judgmental weighting of estimates produced from each of the methods considered. Industry loss experience is used to supplement the Company’s own data in selecting “tail factors” and in areas where the Company’s own data is limited. The actuarial data is analyzed by line of business, coverage and accident or policy year, as appropriate, for each operating unit.
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
The key assumptions used to arrive at the best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, and reported and paid loss emergence patterns. Expected loss ratios represent management’s expectation of losses at the time the business is written, before any actual claims experience has emerged. The expectation is a significant determinant of ultimate losses and reserves for recently written business where there is little paid or incurred loss data to consider. Expected loss ratios are generally derived from historical loss ratios adjusted for the impact of rate increases, loss cost trends and known changes in the type of risks underwritten. Expected loss ratios are estimated for each key line of business within each operating unit. Expected loss cost inflation is particularly important for the long-tail lines, such as excess casualty, and claims with a high medical component, such as workers’ compensation. Reported and paid loss emergence patterns are used to project current reported or paid loss amounts to their ultimate settlement value. Loss development factors are based on the historical emergence patterns of paid and incurred losses, and are derived from the Company’s own experience and industry data. The paid loss emergence pattern is also significant to excess and assumed workers’ compensation reserves because those reserves are discounted to their estimated present value based upon such estimated payout patterns. Management believes the estimates and assumptions it makes in the reserving process provide the best estimate of the ultimate cost of settling claims and related expenses with respect to insured events which have occurred.
While management has used its best judgment in establishing its estimate of required reserves, different assumptions and variables could lead to significantly different reserve estimates. Two key measures of loss activity are loss frequency, which is a measure of the number of claims per unit of insured exposure, and loss severity, which is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls and safety programs and changes in economic activity or weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations. If the actual level of loss frequency and severity are higher or lower than expected, the ultimate reserves will be different than management’s estimate. For example, if loss frequency and severity for a given year are each 1% higher than expected for all lines of business, ultimate loss costs for that year would be 2.01% higher than expected. The effect of higher and lower levels of loss frequency and severity levels on our ultimate costs for claims occurring in 2005 would be as follows (dollars in thousands):

Change in both loss	Ultimate costs of claims	Change in cost of claims
frequency and severity for all	occurring in	occurring in
lines of business	2005	2005
3% higher	$2,687,403	$155,748
2% higher	2,634,450	102,795
1% higher	2,582,541	50,886
Base scenario	2,531,655	—
1% lower	2,480,769	(50,886)
2% lower	2,428,860	(102,795)
3% lower	2,375,907	(155,748)
Our net reserves for losses and loss expenses of $5.9 billion as of December 31, 2005 relate to multiple accident years. Therefore, a change in frequency or severity for more than one accident year would be higher or lower than the amounts reflected above.

Approximately $1.5 billion, or 26%, of the Company’s net loss reserves relate to assumed reinsurance business. There is a higher degree of uncertainty and greater variability regarding estimates of assumed loss reserves because those estimates are based, in part, upon information received from ceding companies. If information received from ceding companies is not timely or correct, the Company’s estimate of ultimate losses may not be accurate. Furthermore, due to delayed reporting of claim information by ceding companies, the claim settlement tail for assumed reinsurance is extended. Management considers the impact of delayed reporting in its selection of assumed loss development factors.
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
Following is a summary of the Company’s reserves for losses and loss expenses by business segment as of December 31, 2005 and 2004 (dollars in thousands):

	2005	2004

Specialty	$2,103,542	$1,585,732
Regional	913,768	760,440
Alternative Markets	1,198,389	973,837
Reinsurance	1,496,455	1,308,559
International	155,136	94,274

Net reserves for losses and loss expenses	5,867,290	4,722,842
Ceded reserves for losses and loss expenses	844,470	726,769

Gross reserves for losses and loss expenses	$6,711,760	$5,449,611

Following is a summary of the Company’s net reserves for losses and loss expenses by major line of business as of December 31, 2005 and 2004 (dollars in thousands):

	Reported Case	Incurred but
	Reserves	not Reported	Total

December 31, 2005
General liability	$644,278	$1,410,008	$2,054,286
Workers’ compensation	602,855	808,207	1,411,062
Automobile	326,827	175,320	502,147
International	52,144	102,992	155,136
Other	104,803	143,401	248,204

Total primary	1,730,907	2,639,928	4,370,835
Reinsurance	686,551	809,904	1,496,455

Total	$2,417,458	$3,449,832	$5,867,290

December 31, 2004
General liability	$533,841	$994,704	$1,528,545
Workers’ compensation	556,250	605,906	1,162,156
Automobile	235,735	150,848	386,583
International	27,555	66,719	94,274
Other	95,468	147,257	242,725

Total primary	1,448,849	1,965,434	3,414,283
Reinsurance	564,111	744,448	1,308,559

Total	$2,012,960	$2,709,882	$4,722,842

For the year ended December 31, 2005, the Company reported losses and loss expenses of $2.8 billion, of which $187 million represented an increase in estimates for claims occurring in prior years. The increases in estimates for claims occurring in prior years were $106 million for primary business and $81 million for assumed reinsurance. On an accident year basis, the change in prior year reserves is comprised of an increase in estimates for claims occurring in accident years prior to 2003 that was partially offset by a decrease in estimates for claims occurring in accident years 2003 and 2004.
Case reserves for primary business increased 19% to $1.7 billion as a result of a 1% increase in the number of outstanding claims and an 18% increase in the average case reserve per claim. Reserves for incurred but not reported losses for primary business increased 34% to $2.6 billion at December 31, 2005 from $2.0 billion at December 31, 2004. Prior year reserves increases of $91 million for specialty, $17 million for regional and $7 million for international were partially offset by a prior year reserve decrease of $9 million for the alternative markets segment. By line of business, prior year reserve increases of $65 million for general liability, $63 million for commercial automobile and $2 million for worker’s compensation were partially offset by a prior year decrease of $24 million for property. The increases in prior year reserves reflects upward adjustments in prior year loss ratios to recognize that claim costs for certain classes of business are emerging over a longer period of time and at a higher level than expected. The increases also reflect higher than expected legal expenses for certain classes of business as well as higher than expected medical costs, including prescription drugs and rehabilitation expenses, for workers’ compensation claims.
Case reserves for reinsurance business increased 22% to $687 million at December 31, 2005 from $564 million at December 31, 2004. Reserves for incurred but not reported losses for reinsurance business increased 9% to $810 million at December 31, 2005 from $744 million at December 31, 2004. The increase in prior year reserves for reinsurance business was primarily a result of higher than expected claims reported by ceding companies. The Company sets its initial loss estimates based principally upon information obtained during the underwriting process and adjusts these estimates as additional information becomes available. As certain reinsurance contracts have matured, the Company has adjusted its estimates of ultimate losses to reflect a higher level of known losses as well as a pattern of delayed loss reporting by some ceding companies. Most of the increase in prior year reserves for reinsurance relates to business written from 1998 through 2001.
Premium Estimates. The Company estimates the amount of assumed reinsurance premiums that it will receive under treaty reinsurance agreements at the inception of the contracts. These premium estimates are revised as the actual amount of assumed premiums is reported to the Company by the ceding companies. As estimates of assumed premiums are made or revised, the related amount of earned premium, commissions and incurred losses associated with those premiums are recorded. Estimated assumed premiums receivable were approximately $90 million and $136 million at December 31, 2005 and 2004, respectively. The assumed premium estimates are based upon terms set forth in the reinsurance agreement, information received from ceding companies during the underwriting and negotiation of the agreement, reports received from ceding companies and discussions and correspondence with reinsurance intermediaries. The Company’s also considers its own view of market conditions, economic trends and experience with similar lines of business. These premium estimates represent management’s best estimate of the ultimate premiums to be received under its assumed reinsurance agreements.
The Company’s policy is to recognize earned but unbilled audit premiums when they are reliably determinable. As of December 31, 2005, the Company reported an accrual for earned but unbilled audit premiums of $57 million. In prior periods, audit premiums were not considered to be reliably determinable until such audits were completed and billed. In 2005, the Company developed sufficient information to begin recognizing unbilled audit premiums as such premiums are earned. The estimate of audit premiums represents management’s best estimate of ultimate audit premiums and is based historical audit premium development patterns and collection trends.

Business Segment Results
Following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2005, 2004 and 2003. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit.

(Dollars in thousands)	2005	2004	2003

Specialty
Gross premiums written	$1,932,821	$1,607,974	$1,411,848
Net premiums written	1,827,865	1,497,567	1,258,273
Premiums earned	1,682,193	1,391,652	1,136,519
Loss ratio	62.4%	61.7%	63.3%
Expense ratio	25.1%	25.6%	25.1%
Combined ratio	87.5%	87.3%	88.4%

Regional
Gross premiums written	$1,384,574	$1,295,659	$1,154,772
Net premiums written	1,196,487	1,128,800	963,988
Premiums earned	1,173,174	1,068,552	880,597
Loss ratio	55.8%	55.7%	56.3%
Expense ratio	30.6%	31.2%	31.2%
Combined ratio	86.4%	86.9%	87.5%

Alternative Markets
Gross premiums written	$781,411	$756,349	$605,667
Net premiums written	669,774	640,491	505,830
Premiums earned	663,478	605,996	428,120
Loss ratio	59.4%	70.6%	68.7%
Expense ratio	20.1%	21.2%	24.2%
Combined ratio	79.5%	91.8%	92.9%

Reinsurance
Gross premiums written	$770,781	$868,208	$949,404
Net premiums written	719,540	823,772	832,634
Premiums earned	754,097	841,451	713,154
Loss ratio	74.1%	69.5%	69.6%
Expense ratio	30.1%	29.1%	29.4%
Combined ratio	104.2%	98.6%	99.0%

International
Gross premiums written	$218,396	$195,938	$121,724
Net premiums written	190,908	175,731	109,790
Premiums earned	187,993	153,441	76,220
Loss ratio	66.5%	61.0%	58.7%
Expense ratio	29.6%	30.0%	38.8%
Combined ratio	96.1%	91.0%	97.5%

Consolidated
Gross premiums written	$5,087,983	$4,724,128	$4,243,415
Net premiums written	4,604,574	4,266,361	3,670,515
Premiums earned	4,460,935	4,061,092	3,234,610
Loss ratio	62.4%	63.0%	63.4%
Expense ratio	26.9%	27.4%	28.0%
Combined ratio	89.3%	90.4%	91.4%

     During 2005, the Company changed the segment designation for the following companies: Berkley Underwriting Partners, LLC from reinsurance to specialty; W. R. Berkley Insurance (Europe), Limited from specialty to international; and Berkley Medical Excess Underwriters, LLC from specialty to alternative markets. Segment information for the prior periods has been restated to reflect these changes.

Results of Operations for the Years Ended December 31, 2005 and 2004
The following table presents the Company’s net income and net income per share for the years ended December 31, 2005 and 2004 (amounts in thousands, except per share data):

	2005	2004

Net income	$544,892	$438,105
Weighted average diluted shares	133,617	132,272
Net income per diluted share	$4.08	$3.31

The increase in net income in 2005 compared with 2004 reflects higher investment income and higher profits from underwriting activity. The increase in investment income was primarily the result of a 28% increase in average invested assets arising from cash flow provided by operating and financing activity. The improvement in underwriting results is attributable to a 10% increase in earned premiums, a 0.6 percentage point decrease in the loss ratio (losses and loss expenses incurred expressed as percentage of earned premiums), and a 0.5 percentage point decrease in the expense ratio (underwriting expenses experienced as a percentage of premiums earned). Weather-related losses were $99 million in 2005 and $60 million in 2004, and included hurricane losses of $74 million and $34 million, respectively.
Gross Premiums Written. Gross premiums written were $5.1 billion in 2005, up 8% from 2004. While prices increased significantly in 2002 and 2003, the Company experienced an increased level of price competition beginning in 2004. This trend became more pronounced in 2005 with price levels for renewal business declining approximately 1%, as compared with the prior year period.
As of December 31, 2005, the Company reported an accrual for earned but unbilled audit premiums. The Company’s policy is to recognize audit premiums when they are reliably determinable. In prior periods, audit premiums were not considered to be reliably determinable until such audits were completed and billed. In 2005, the Company developed sufficient information to begin recognizing unbilled audit premiums as such premiums are earned. The accrual for earned but unbilled audit premiums increased premiums written and earned by $57 million and income before income taxes by $11 million in 2005.
Gross premiums for the regional and alternative markets segments include premiums written on behalf of assigned risk plans managed by the Company. The assigned risk premiums are fully reinsured by the respective state-sponsored assigned risk plans. A summary of gross premiums written in 2005 compared with 2004 by business segment follows:
•	Specialty gross premiums increased by 20% to $1.9 billion in 2005 from $1.6 billion in 2004. Gross premiums for Berkley Specialty Underwriting Managers LLC, which began operations in July 2004, were $166 million in 2005 compared to $52 million in 2004. The number of specialty policies issued in 2005 increased 13%, and the average premium per policy increased 7%. Average prices for renewal policies, adjusted for changes in exposure, decreased 2%. Gross premiums written increased 31% for premises operations, 18% for products liability, 15% for property lines and 6% for automobile. Gross premiums written decreased 8% for professional liability lines.

•	Regional gross premiums increased by 7% to $1.4 billion in 2005 from $1.3 billion in 2004. The number of policies issued in 2005 decreased 5%, and the average premium per policy increased 12%. Average prices for renewal policies, adjusted for changes in exposure, decreased 1%. Gross premiums written increased by 10% for workers’ compensation, 4% for commercial multiple peril and 4% for commercial automobile. Gross premiums include assigned risk premiums of $114 million in 2005 and $95 million in 2004.

•	Alternative markets gross premiums increased by 3% to $781 million in 2005 from $756 million in 2004. The number of policies issued in 2005 decreased 1%, and the average premium per policy increased 4%. Average prices for renewal policies, adjusted for changes in exposure, decreased 2%. Gross premiums written increased by 15% for excess workers’ compensation and decreased 1% for primary workers’ compensation. Gross premiums include assigned risk premiums of $65 million in 2005 and $73 million in 2004.

•	Reinsurance gross premiums decreased by 11% to $771 million in 2005 from $868 million in 2004. The decrease in business written includes a planned decline of $93 million in reinsurance written through Lloyd’s and a decrease of $56 million as a result of the discontinuance of a facultative relationship with a particular ceding company. Casualty gross premiums written decreased 9% to $626 million, and property gross premiums written decreased 19% to $145 million.

•	International gross premiums increased by 12% to $218 million in 2005 from $196 million in 2004.

Net Premiums Earned. Net premiums earned increased 10% to $4.5 billion from $4.1 billion in 2004. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2005 are related to premiums written during both 2005 and 2004. The 10% growth rate for 2005 earned premiums reflects the underlying growth in net premiums written of 8% in 2005 and 16% in 2004. The increase in earned premiums in 2005 also reflects the accrual for earned but unbilled audit premiums of $57 million referred to above.
Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2005 and 2004 (dollars in thousands):

	Amount		Average Yield
	2005	2004	2005	2004
Fixed maturity securities, including cash	$336,126	$242,270	4.2%	3.9%
Equity securities available for sale	25,529	21,005	6.3%	5.8%
Arbitrage trading account	28,095	13,743	6.2%	3.7%
Investments in partnerships and affiliates	18,545	16,906	6.8%	9.1%
Other expense	(1,360)	(58)

Gross investment income	406,935	293,866	4.4%	4.1%
Investment expenses and interest on funds held	(2,973)	(2,571)

Total	$403,962	$291,295

Net investment income increased 39% to $404 million in 2005 from $291 million in 2004. Average invested assets (including cash and cash equivalents) increased 28% to $9.2 billion in 2005 compared with $7.2 billion in 2004. The increase was a result of cash flow from operations and the net proceeds from borrowings during 2004 and 2005. The average annualized gross yield on investments increased to 4.4% in 2005 from 4.1% in 2004 due primarily to higher short-term interest rates and higher returns on the arbitrage trading account.
Service Fees. The alternative markets segment offers fee-based services to help clients develop and administer self-insurance programs, primarily for workers’ compensation coverage. Service fees were $111 million in 2005 and $109 million in 2004.
Realized Investment Gains. Realized investment gains result primarily from sales of securities, as well as from provisions for other than temporary impairment in securities. Realized investment gains of $17 million in 2005 and $48 million in 2004 were attributable to the sale of fixed maturity and equity securities. The Company buys and sells securities on a regular basis in order to maximize the total return on investments. Decisions to sell securities are based on management’s view of the underlying fundamentals of specific securities as well as management’s expectations regarding interest rates, credit spreads, currency values and general economic conditions.
Losses and Loss Expenses. Losses and loss expenses increased 9% to $2.8 billion in 2005 from $2.6 billion in 2004 as a result of increased premium volume. The consolidated loss ratio decreased to 62.4% in 2005 from 63.0% in 2004 primarily as a result of a decrease in additions to prior year loss reserves ($187 million in 2005 compared with $295 million in 2004). Weather-related losses, including losses attributable to Hurricanes Katrina, Rita and Wilma, were $99 million in 2005 compared with $60 million in 2004. A summary of loss ratios in 2005 compared with 2004 by business segment follows:
•	Specialty’s loss ratio was 62.4% in 2005 compared with 61.7% in 2004 principally due to an increase in estimated losses for the commercial transportation business.

•	The regional loss ratio was 55.8% in 2005 compared with 55.7% in 2004. Weather-related losses were $35 million in 2005 compared with $28 million in 2004.

•	Alternative market’s loss ratio decreased to 59.4% from 70.6% primarily as a result of the Company’s reassessment of the favorable impact of workers’ compensation reforms in California.

•	The reinsurance loss ratio was 74.1% in 2005 compared with 69.5% in 2004 primarily as a result of higher weather-related losses ($49 million in 2005 compared with $27 million in 2004).

•	The international loss ratio was 66.5% in 2005 compared with 61.0% in 2004 primarily as a result of an increase in estimated losses for business written in Argentina and Europe.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2005 and 2004 (dollars in thousands):

	2005	2004

Underwriting expenses	$1,202,043	$1,114,750
Service company expenses	91,134	84,404
Other costs and expenses	65,397	48,835

Total	$1,358,574	$1,247,989

Underwriting expenses increased 8% in 2005 compared with 2004 primarily as a result of higher premium volume. Underwriting expenses are primarily comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. The consolidated expense ratio (underwriting expenses expressed as a percentage of premiums earned) was 26.9% in 2005 and 27.4% in 2004.
Service company expenses, which represent the costs associated with the alternative market’s fee-based business, increased 8% to $91 million primarily as a result of an increase in costs associated with the servicing assigned risk plan business as well as higher compensation costs.
Other costs and expenses, which represent primarily general and administrative expenses for the parent company, increased 34% to $65 million primarily as a result of higher compensation costs.
Interest Expense. Interest expense increased 29% to $86 million as a result of the issuance of $150 million of 6.15% senior notes in August 2004, $200 million of 5.6% senior notes in May 2005 and $250 million of 6.75% junior subordinated debentures in July 2005, which were partially offset by repayment of $40 million 6.375% senior notes in April 2005.
Income taxes. The effective income tax rate was 29% in 2005 and 31% in 2004. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income.
Results of Operations for the Years Ended December 31, 2004 and 2003
The following table presents the Company’s net income and net income per share for the years ended December 31, 2004 and 2003 (amounts in thousands, except per share data).

	2004	2003

Net income	$438,105	$337,220
Weighted average diluted shares	132,272	130,595
Net income per diluted share	$3.31	$2.58

The increase in net income in 2004 compared with 2003 reflects higher profits from underwriting activity and investment income. The improvement in underwriting results is attributable to a 26% increase in earned premiums, a 0.4 percentage point decrease in the loss ratio and a 0.6 percentage point decrease in the expense ratio. The increase in investment income is the result of a 35% increase in average invested assets arising primarily from cash flow provided by operating and financing activity.
Gross Premiums Written. Gross premiums written were $4.7 billion in 2004, up 11% from 2003. The increase in gross premiums written in 2004 was a result of higher prices as well as new business. Although prices generally increased during 2004, the Company experienced an increased level of price competition. A summary of gross premiums written in 2004 compared with 2003 by business segment follows:
•	Specialty gross premiums increased by 14% to $1.6 billion in 2004 from $1.4 billion in 2003 due to higher prices and new business. The number of policies issued in 2004 decreased 10%, and the average premium per policy increased by 27%. The estimated price increase for renewal policies, adjusted for changes in coverage, was 5% in 2004. The increases in specialty gross premiums by major business line were 13% for premises operations, 13% for automobile, 7% for property and 75% for products liability. The increase in products liability included approximately $52 million related to a renewal rights transaction completed in July 2004. Specialty gross premiums decreased by 2% for professional liability.

•	Regional gross premiums increased by 12% to $1.3 billion in 2004 from $1.2 billion in 2003. The increase generally reflects higher prices and new business. The number of policies issued in 2004 increased 2%, and the average premium per policy increased by 12%. The estimated price increase for renewal policies, adjusted for changes in coverage, was 4% in 2004. The increases in regional gross premiums by major business line were 12% for commercial multiple peril, 13% for automobile and 10% for workers’ compensation. Gross premiums from assigned risk plans decreased by 5%.

•	Alternative markets gross premiums increased by 25% to $756 million in 2004 from $606 million in 2003 due to higher prices and new business. The number of policies issued in 2004 increased 10%, and the average premium per policy increased by 8%. The estimated price increase for renewal policies, adjusted for changes in coverage, was 14% in 2004. The increases in alternative markets gross premiums by major business line were 22% for excess workers’ compensation, 24% for primary workers’ compensation and 109% for assigned risk plans. Assigned risk premiums are written on behalf of assigned risk plans managed by the Company and are 100% reinsured by the respective state-sponsored assigned risk pools.

•	Reinsurance gross premiums decreased by 9% to $868 million in 2004 from $949 million in 2003. Reinsurance written through Lloyd’s decreased 14% to $212 million due to a planned reduction in that business. Reinsurance business written in the U.S. decreased 7% to $657 million. The decrease in business written in the U.S includes a decline of $59 million as a result of the discontinuance of a facultative reinsurance relationship with a particular ceding company.

•	International gross premiums increased by 61% to $196 million in 2004 from $122 million in 2003 due to an increase of $64 million from the Company’s London based unit, W. R. Berkley Insurance (Europe), Limited.
Net Premiums Earned. Net premiums earned increased 26% to $4.1 billion from $3.2 billion in 2003. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2004 are related to premiums written during both 2003 and 2004. The 26% growth rate for 2004 earned premiums reflects the underlying growth in net premiums written of 35% in 2003 and 16% in 2004.
Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2004 and 2003 (dollars in thousands):

	Amount		Average Yield
	2004	2003	2004	2003

Fixed maturity securities, including cash	$242,270	$209,479	3.9%	4.5%
Equity securities available for sale	21,005	18,906	5.8%	6.9%
Arbitrage trading account	13,743	8,110	3.7%	2.7%
Investments in partnerships and affiliates	16,906	7,025	9.1%	7.7%
Other expense	(58)	827

Gross investment income	293,866	244,347	4.1%	4.6%
Investment expenses and interest on funds held	(2,571)	(34,291)

Total	$291,295	$210,056

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
Realized Investment Gains. Realized investment gains result from sales of securities and from provisions for other than temporary impairment in securities. Realized investment gains of $48 million in 2004 and $82 million in 2003 resulted primarily from the sale of fixed income and equity securities. Charges for the permanent impairment of investments were $2.8 million and $0.4 million in 2004 and 2003, respectively.

Losses and Loss Expenses. Losses and loss expenses increased 25% to $2.6 billion in 2004 from $2.1 billion in 2003 primarily as a result of the increased premium volume. The consolidated loss ratio decreased to 63.0% in 2004 from 63.4% in 2003 primarily as a result of the impact of increased pricing as well as improved terms and conditions. The underwriting improvements were partially offset by an increase in weather-related losses ($60 million in 2004 compared with $38 million in 2003) and by an increase in additions to prior year loss reserves ($295 million in 2004 compared with $245 million in 2003). Weather-related losses in 2004 included losses of approximately $34 million from four hurricanes during the third quarter. A summary of loss ratios in 2004 compared with 2003 by business segment follows:
•	Specialty’s loss ratio was 61.7% in 2004 compared with 63.3% in 2003 principally due to increased pricing levels, lower reinsurance costs and a decrease of $7 million in additions to prior year reserves.

•	The regional loss ratio decreased to 55.7% in 2004 from 56.3% in 2003 primarily as a result of increased pricing levels, lower reinsurance costs and lower weather-related losses ($28 million in 2004 compared with $38 million in 2003).

•	Alternative market’s loss ratio was 70.6% in 2004 compared with 68.7% in 2003. The higher loss ratio in 2004 reflects an increase of $28 million in additions to prior year reserves and an increase of $10 million in loss reserve discount amortization.

•	The reinsurance loss ratio was 69.5% in 2004 compared with 69.6% in 2003. The decrease reflects increased pricing levels for both treaty and facultative risks, partially offset by hurricane losses of $27 million and by a $31 million increase in additions to prior year reserves.

•	The international loss ratio was 61.0% in 2004 compared with 58.7% in 2003.
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
Investments
As part of its investment strategy, the Company establishes a level of cash and highly liquid short-term and intermediate-term securities that, combined with expected cash flow, it believes adequate to meet payment obligations. The Company also attempts to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

The carrying value of the Company’s investment portfolio and investment-related assets as of December 31, 2005 and 2004 were as follows (dollars in thousands):

	2005	2004

Fixed maturity securities	$8,485,104	$6,369,421
Equity securities available for sale	435,699	413,263
Equity securities trading account	567,760	280,340
Investments in partnerships and affiliates	321,662	240,865

Total investments	9,810,225	7,303,889

Cash and cash equivalents	672,941	932,079
Trading account receivable from brokers and clearing organization	98,229	186,479
Trading account securities sold but not yet purchased	(198,426)	(70,667)
Unsettled purchases	(4,719)	(9,836)

Total	$10,378,250	$8,341,944

Fixed Maturities. The Company’s investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, active management of the available for sale portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations. At December 31, 2005 (as compared to December 31, 2004), the fixed maturities portfolio mix was as follows: U.S. Government securities were 15% (15% in 2004); state and municipal securities were 55% (54% in 2004); corporate securities were 9% (10% in 2004); mortgage-backed securities were 18% (18% in 2004); and foreign bonds were 3% (3% in 2004).
The Company’s philosophy related to holding or selling fixed maturity securities is based on its objective of maximizing total return. The key factors that management considers in its investment decisions as to whether to hold or sell fixed maturity securities are its expectations regarding interest rates, credit spreads and currency values. In a period in which management expects interest rates to rise, the Company may sell longer duration securities in order to mitigate the impact of an interest rate rise on the market value of the portfolio. Similarly, in a period in which management expects credit spreads to widen, the Company may sell lower quality securities, and in a period in which management expects certain foreign currencies to decline in value, the Company may sell securities denominated in those foreign currencies. The sale of fixed maturity securities in order to achieve the objective of maximizing total return may result in realized gains; however, there is no reason to expect these gains to continue in future periods.
Equity Securities Available for Sale. Equity securities available for sale primarily represent investments in common and preferred stocks of publicly traded real estate investment trusts, banks and utilities.
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
Investments in Partnerships and Affiliates. At December 31, 2005 (as compared to December 31, 2004), investments in partnerships and affiliates were as follows: equity in Kiln plc was $74 million ($51 million in 2004); real estate funds were $160 million ($133 million in 2004); fixed income relative value funds were $52 million ($40 million in 2004); and other investments were $36 million ($17 million in 2004).

Securities in an Unrealized Loss Position. The following table summarizes of all securities in an unrealized loss position at December 31, 2005 and 2004 by the length of time those securities have been continuously in an unrealized loss position:

	Number of	Aggregate	Gross
(Dollars in thousands)	Securities	Fair Value	Unrealized Loss

December 31, 2005
Fixed maturities:
0– 6 months	237	$2,921,830	$29,928
7- 12 months	65	878,549	12,124
Over 12 months	96	847,400	17,410

Total	398	$4,647,779	$59,462

Equity securities available for sale:
0– 6 months	38	$45,443	$1,221
7- 12 months	15	106,979	2,571
Over 12 months	4	11,364	609

Total	57	$163,786	$4,401

December 31, 2004
Fixed maturities:
0– 6 months	109	$1,005,675	$4,932
7- 12 months	101	798,721	9,190
Over 12 months	65	189,239	4,245

Total	275	$1,993,635	$18,367

Equity securities available for sale:
0– 6 months	4	$1,448	$82
7- 12 months	2	26,319	667
Over 12 months	4	1,746	12

Total	10	$29,513	$761

At December 31, 2005, gross unrealized gains were $143 million, or 1% of total investments, and gross unrealized losses were $64 million, or 0.6% of total investments. There were 180 securities that have been continuously in an unrealized loss position for more than six months. Those securities had an aggregate fair value of $1.8 billion and an aggregate unrealized loss of $33 million. The decline in market value for these securities is primarily due to an increase in market interest rates. Management regularly reviews its investment portfolio to determine whether a decline in value as a result of deterioration in the financial position or future prospects of the issuer is considered to be other than temporary. A decline is value is considered to be other than temporary where there has been a sustained reduction in market value and there are no mitigating circumstances. If a decline in value is considered other than temporary, the Company reduces the carrying value of the security and reports a realized loss on its statement of income. Provisions for other than temporary impairments were $1.6 million, $2.8 million, and $0.4 million in 2005, 2004 and 2003, respectively
Market Risk. The Company’s market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company’s investment portfolio as a result of fluctuations in credit quality and interest rates. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. In addition, the Company’s international businesses and securities are subject to currency exchange rate risk. As discussed above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations. In response to interest rate changes and management’s expectations regarding future interest rates, the Company shortened the duration of the fixed income portfolio from 4.1 years to 3.2 years during 2004 and lengthened the duration for the fixed income portfolio from 3.2 years to 3.8 years during 2005.
The following table outlines the groups of fixed maturity securities and the components of the interest rate risk at December 31, 2005:

	Market	Effective	Fair Value
	Yield	Duration	(000s)

Cash and cash equivalents	3.87%	0.03	$672,941
U. S. Government securities	3.94%	2.35	1,249,661
State and municipal	3.79%	5.29	4,643,138
Corporate	3.90%	3.04	814,331
Foreign	6.17%	2.54	298,143
Mortgage-backed securities	5.28%	2.31	1,496,310

Total	4.15%	3.84	$9,174,524

Duration is a common gauge of the price sensitivity of a fixed income portfolio to a change in interest rates. The Company determines the estimated change in fair value of the fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securities static. The fair value at specified levels at December 31, 2005 would be as follows:

	Estimated Fair Value
	of Fixed Maturity	Estimated Change in Fair
	Securities	Value
Change in interest rates	(000s)	(000s)

300 basis point rise	$8,117,619	$(1,056,905)
200 basis point rise	8,469,921	(704,603)
100 basis point rise	8,822,222	(352,302)
Base scenario	9,174,524	—
100 basis point decline	9,519,486	344,962
200 basis point decline	9,864,448	689,924
300 basis point decline	10,209,410	1,034,886

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
Liquidity and Capital Resources
Cash Flow. Cash flow provided from operating activities was $1.7 billion in 2005, $1.6 billion in 2004 and $1.4 billion in 2003. The levels of cash flow provided by operating activities over these years, which are high by historical measures in relation to both earned premiums and net income, are a result of strong growth in premiums and investment income and relatively low paid losses. The increase in operating cash flow in 2005 compared with 2004 was primarily due to higher investment income. Cash flow provided by operating activities in 2005 and 2004 is net of transfers to the arbitrage trading account of $80 million and $73 million, respectively.
As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. During 2006, the maximum amount of dividends which can be paid without regulatory approval is approximately $311 million. The ability of the holding company to service its debt obligations is limited by the ability of the insurance subsidiaries to pay dividends. In the event dividends, tax payments and management fees available to the holding company were inadequate to service its debt obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.
The Company’s subsidiaries are highly liquid, receiving substantial cash from premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal outflows of cash are payments of claims, taxes, operating expenses and dividends. As of December 31, 2005, the insurance subsidiaries’ undiscounted reserves for loss and loss expenses were $7.4 billion. The Company estimates that approximately $1.6 billion of those reserves will be paid in 2006 and that approximately $3.5 billion will be paid from 2007 through 2010. The Company expects its insurance subsidiaries to fund the payment of losses with cash received from premiums, investment income and fees. In addition, the insurance subsidiaries have cash and investments of $10.4 billion as of December 31, 2005 that are available to pay claims and other obligations as they become due. The investment portfolio is highly liquid, with approximately 88% invested in marketable fixed maturity securities and cash and cash equivalents with an average duration of 3.8 years.

Financing Activity. The Company issued $150 million of 6.15% senior notes in August 2004 and $200 million of 5.6% senior notes in May 2005. The Company repaid $40 million of 6.375% senior notes in April 2005 and $100 million of 6.25% senior notes in January 2006.
At December 31, 2005, the Company had senior notes, junior subordinated debentures and other debt outstanding with a carrying value of $1,418 million and a face amount of $1,437 million. The maturities of the outstanding debt are $100 million in 2006, $89 million in 2008, $150 million in 2010, $200 million in 2013, $200 million in 2015, $150 million in 2019, $76 million in 2022, $12 million in 2023 and $460 million in 2045 (of which $210 million is prepayable in 2006 and $250 million is prepayable in 2010).
As of December 31, 2005, the Company has repurchased preferred securities of the W. R. Berkley Capital Trust with an aggregate principal amount of $82 million and a carrying value of $83 million. The preferred securities, which are secured by the Company’s junior subordinated debentures, are reported as investments in fixed income securities on the accompanying balance sheet and have not been deducted from the outstanding debt amounts referred to in the preceding paragraph.
At December 31, 2005, stockholders’ equity was $2,567 million and total capitalization (stockholders’ equity, senior notes and other debt and junior subordinated debentures) was $3,986 million. The percentage of the Company’s capital attributable to senior notes and other debt and junior subordinated debentures was 36% at December 31, 2005, compared with 33% at December 31, 2004.
Federal and Foreign Income Taxes
The Company files a consolidated income tax return in the U. S. and foreign tax returns in each of the countries in which it has overseas operations. At December 31, 2005, the Company had a deferred tax asset, net of valuation allowance, of $345 million (which primarily relates to loss and loss expense reserves and unearned premium reserves) and a deferred tax liability of $213 million (which primarily relates to deferred policy acquisition costs, unrealized investment gains and intangible assets). The realization of the deferred tax asset is dependent upon the Company’s ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.
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
After giving effect to treaty and facultative reinsurance in place as of January 1, 2006, the largest initial amount retained by the Company on any one risk is generally $5 million, except for workers’ compensation risks and risks underwritten by Berkley Medical Excess Underwriters, LLC. Workers’ compensation risks are only limited by statutory limits. For risks underwritten by Berkley Medical Excess Underwriters, LLC, the Company retains up to $10 million. For catastrophe losses in the U.S., the Company’s property reinsurance provides protection for 79% of the net loss above $7.5 million up to $60 million, and its casualty contingency agreement provides protection for 100% of the net loss in excess of $2 million up to $25 million. For business written through Lloyd’s, the Company has separate catastrophe excess of loss and quota share agreements secured through its Lloyd’s general agents.
Contractual Obligations
Following is a summary of the Company’s contractual obligations as of December 31, 2005 (amounts in thousands):

Estimated Payments By Periods	2006	2007	2008	2009	2010	Thereafter

Gross reserves for losses	$1,559,884	$1,222,765	$966,730	$739,002	$616,565	$2,260,913
Policyholders account balances	24,721	16,511	12,786	10,352	8,643	10,880
Operating lease obligations	15,956	15,308	13,213	11,374	8,514	12,903
Purchase obligation	3,707	20,728	19,615	435	435	260
Junior subordinated debentures	—	—	—	—	—	460,000
Senior notes	100,000	—	88,800	—	150,000	638,250
Other long-term liabilities	33,422	12,923	7,832	2,418	4,128	4,821

Total	$1,737,690	$1,288,235	$1,108,976	$763,581	$788,285	$3,388,027

The estimated payments for reserves for losses and loss expenses in the above table represent the projected payments for gross loss and loss expense reserves related to losses incurred as of December 31, 2005. The estimated payments in the above table do not consider payments for losses to be incurred in futures periods. These amounts include reserves for reported losses and reserves for incurred but not reported losses. Estimated amounts recoverable from reinsurers are not reflected. The estimated payments by year are based on historical loss payment patterns. The actual payments may differ from the estimated amounts due to changes in ultimate loss reserves and in the timing of the settlement of those reserves.
The Company utilizes letters of credit to back certain reinsurance payments and obligations. Outstanding letters of credit were $48 million as of December 31, 2005. The Company has made certain guarantees to state regulators that the statutory capital of certain subsidiaries will be maintained above certain minimum levels. In addition, the Company has commitments to invest up to $285 million in certain investment funds.
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
Report of Management on Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.
Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
W. R. Berkley Corporation:
We have audited management’s assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that W. R. Berkley Corporation (the Company) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated March 10, 2006 expressed an unqualified opinion on those consolidated financial statements.
KPMG LLP
New York, New York
March 10, 2006

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
W. R. Berkley Corporation:
We have audited the accompanying consolidated balance sheets of W. R. Berkley Corporation and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 10, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
KPMG LLP
New York, New York
March 10, 2006

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except per share data)

Years Ended December 31,	2005	2004	2003

Revenues:
Net premiums written	$4,604,574	$4,266,361	$3,670,515
Change in net unearned premiums	(143,639)	(205,269)	(435,905)

Premiums earned	4,460,935	4,061,092	3,234,610
Net investment income	403,962	291,295	210,056
Service fees	110,697	109,344	101,715
Realized investment gains	17,209	48,268	81,692
Other income	4,036	2,236	2,035

Total revenues	4,996,839	4,512,235	3,630,108

Operating costs and expenses:
Losses and loss expenses	2,781,802	2,559,310	2,050,177
Other operating costs and expenses	1,358,574	1,247,989	1,035,894
Interest expense	85,926	66,423	54,733

Total expenses	4,226,302	3,873,722	3,140,804

Income before income taxes and minority interest	770,537	638,513	489,304
Income tax expense	(222,521)	(196,235)	(150,626)
Minority interest	(3,124)	(3,446)	(1,458)

Income before change in accounting principle	544,892	438,832	337,220
Cumulative effect of change in accounting principle, net of taxes	—	(727)	—

Net income	$544,892	$438,105	$337,220

Earnings per share:
Basic:
Income before change in accounting principle	$4.29	$3.49	$2.71
Cumulative effect of change in accounting principle, net of taxes	—	(.01)	—

Net Income	$4.29	$3.48	$2.71

Diluted:
Income before change in accounting principle	$4.08	$3.32	$2.58
Cumulative effect of change in accounting principle, net of taxes	—	(.01)	—

Net Income	$4.08	$3.31	$2.58

     See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

Years Ended December 31,	2005	2004

Assets
Investments:
Fixed maturity securities	$8,485,104	$6,369,421
Equity securities available for sale	435,699	413,263
Equity securities trading account	567,760	280,340
Investments in partnerships and affiliates	321,662	240,865

Total Investments	9,810,225	7,303,889

Cash and cash equivalents	672,941	932,079
Premiums and fees receivable	1,106,677	1,032,624
Due from reinsurers	954,066	851,019
Accrued investment income	101,751	69,575
Prepaid reinsurance premiums	178,621	191,381
Deferred policy acquisition costs	459,773	442,484
Real estate, furniture and equipment	169,472	162,941
Deferred Federal and foreign income taxes	132,059	90,810
Goodwill	65,759	59,021
Trading account receivable from brokers and clearing organizations	98,229	186,479
Other assets	146,714	128,731

Total Assets	$13,896,287	$11,451,033

Liabilities and Stockholders’ Equity

Liabilities:
Reserves for losses and loss expenses	$6,711,760	$5,449,611
Unearned premiums	2,189,001	2,064,519
Due to reinsurers	87,652	119,901
Trading account securities sold but not yet purchased	198,426	70,667
Policyholders’ account balances	83,893	65,982
Other liabilities	618,712	507,950
Junior subordinated debentures	450,634	208,286
Senior notes and other debt	967,818	808,264

Total Liabilities	11,307,896	9,295,180

Minority interest	21,314	46,151

Stockholders’ equity:
Preferred stock, par value $.10 per share:
Authorized 5,000,000 shares, issued and outstanding — none	—	—
Common stock, par value $.20 per share:
Authorized 300,000,000 shares, issued and outstanding, net of treasury shares, 127,509,564 and 126,409,313 shares	31,351	31,351
Additional paid-in capital	836,723	820,913
Retained earnings	1,873,953	1,354,489
Accumulated other comprehensive income	24,903	112,055
Treasury stock, at cost, 29,238,704 and 30,344,077 shares	(199,853)	(209,106)

Total Stockholders’ Equity	2,567,077	2,109,702

Total Liabilities and Stockholders’ Equity	$13,896,287	$11,451,033

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Dollars in thousands, except per share data)

	Years ended December 31,
	2005	2004	2003

Common Stock:
Beginning of period	$31,351	$31,351	$31,351
Stock issued	—	—	—

End of period	$31,351	$31,351	$31,351

Additional paid in capital:
Beginning of period	$820,913	$809,938	$805,773
Stock options exercised, including tax benefits	7,038	5,656	2,015
Restricted stock units expensed	8,413	5,152	1,927
Stock options expensed	134	122	75
Stock issued	225	45	148

End of period	$836,723	$820,913	$809,938

Retained earnings:
Beginning of period	$1,354,489	$939,911	$623,651
Net income	544,892	438,105	337,220
Eliminations of international reporting lag	—	—	1,776
Dividends	(25,428)	(23,527)	(22,736)

End of period	$1,873,953	$1,354,489	$939,911

Accumulated other comprehensive income:
Unrealized investment gains:
Beginning of period	$109,699	$120,807	$114,664
Net change in period	(68,953)	(11,108)	6,143

End of period	40,746	109,699	120,807

Currency translation adjustments:
Beginning of period	2,356	(830)	(10,061)
Net change in period	(18,199)	3,186	9,231

End of period	(15,843)	2,356	(830)

Total accumulated other comprehensive income	$24,903	$112,055	$119,977

Treasury Stock:
Beginning of period	$(209,106)	$(218,615)	$(230,179)
Stock options exercised	9,343	9,823	11,386
Stock issued to directors	80	23	178
Stock purchased	(170)	(337)	—

End of period	$(199,853)	$(209,106)	$(218,615)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

	Years ended December 31,
	2005	2004	2003

Net income	$544,892	$438,105	$337,220

Unrealized holding gains (losses) on investment securities arising during the period, net of income taxes	(57,950)	20,198	59,477
Reclassification adjustment for realized gains included in net income, net of income taxes	(11,003)	(31,306)	(53,334)
Change in unrealized foreign exchange gains (losses)	(18,199)	3,186	9,231

Other comprehensive income (loss)	(87,152)	(7,922)	15,374

Comprehensive income	$457,740	$430,183	$352,594

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

Years Ended December 31,	2005	2004	2003

Cash flows provided by operating activities:
Net income	$544,892	$438,105	$337,220
Adjustments to reconcile net income to net cash flows provided by operating activities:
Cumulative effect of change in accounting principle	—	727	—
Realized investment gains	(17,209)	(48,268)	(81,692)
Depreciation and amortization	63,854	55,034	20,324
Minority interest	3,124	3,446	1,458
Equity in undistributed earnings of affiliates	(13,288)	(14,951)	(6,508)
Stock incentive plans	8,852	5,342	2,328
Change in:
Fixed and equity securities trading account	(307,390)	44,873	(166,326)
Premiums and fees receivable	(74,053)	(82,073)	(128,491)
Trading account receivable from brokers and clearing organizations	88,250	(84,222)	75,052
Trading account securities sold but not yet purchased	127,759	(48,433)	82,985
Due from reinsurers	(103,047)	(46,057)	(70,275)
Accrued investment income	(32,176)	(15,262)	(7,979)
Prepaid reinsurance premiums	12,760	2,312	(29,409)
Deferred policy acquisition cost	(17,289)	(37,160)	(97,124)
Deferred income taxes	(91)	(48,059)	(38,769)
Other assets	(18,583)	(44,508)	(41,804)
Reserves for losses and loss expenses	1,262,149	1,257,520	1,024,166
Unearned premiums	124,482	206,624	467,649
Due to reinsurers	(32,249)	(3,325)	(61,686)
Policyholders’ account balances	3,221	(1,020)	1,785
Other liabilities	95,783	79,044	117,064

Net cash flows provided by operating activities	1,719,751	1,619,689	1,399,968

Cash flows used in investing activities:
Proceeds from sales, excluding trading account:
Fixed maturity securities	1,171,953	1,181,719	1,084,957
Equity securities	196,196	108,241	117,006
Investments in partnerships and affiliates	15,307	20,212	—
Proceeds from maturities and prepayments of fixed maturity securities	1,303,342	560,652	696,176
Cost of purchases, excluding trading account:
Fixed maturity securities	(4,674,879)	(3,807,609)	(2,495,088)
Equity securities	(241,879)	(193,183)	(195,857)
Investments in partnerships and affiliates	(88,436)	(116,914)	(69,138)
Net additions to real estate, furniture and equipment	(32,276)	(41,871)	(28,315)
Other, net	(5,119)	6,144	(96)

Net cash used in investing activities	(2,355,791)	(2,282,609)	(890,355)

Cash flows provided by financing activities:
Net proceeds from issuance of junior subordinated debenture	241,655	—	—
Net proceeds from issuance of senior notes	198,142	147,864	356,181
Receipts credited to policyholders’ account balances	15,490	14,043	16,899
Return of policyholders’ account balances	(800)	(446)	(7,986)
Bank deposits received	9,577	11,352	12,051
Advances from federal home loan bank	6,875	1,265	14,650
Net proceeds from stock options exercised	11,250	11,129	13,401
Purchase of junior subordinated debentures	—	—	(5,000)
Repayment of senior notes	(40,000)	—	(60,750)
Cash dividends to common stockholders	(19,055)	(23,527)	(27,681)
Purchase of common treasury shares	(636)	(337)	—
Proceeds from (purchase of) minority shareholders	(30,520)	(1,004)	15,337
Other, net	(15,076)	3,194	568

Net cash provided by financing activities	376,902	163,533	327,670

Net increase (decrease) in cash and cash equivalents	(259,138)	(499,387)	837,283
Cash and cash equivalents at beginning of year	932,079	1,431,466	594,183

Cash and cash equivalents at end of year	$672,941	$932,079	$1,431,466

Supplemental disclosure of cash flow information:
Interest paid on debt	$78,363	$61,260	$47,714

Federal income taxes paid	$201,703	$254,640	$170,418

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2005, 2004 and 2003
(1) Summary of Significant Accounting Policies
(A) Principles of consolidation and basis of presentation
The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the “Company”), have been prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2004 and 2003 financial statements to conform them to the presentation of the 2005 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.
(B) Revenue recognition
Premiums written are recorded at the inception of the policy. Reinsurance premiums written are estimated based upon information received from ceding companies and subsequent differences arising on such estimates are recorded in the period they are determined. Insurance premiums are earned ratably over the policy term. Fees for services are earned over the period that services are provided.
As of December 31, 2005, the Company reported an accrual for earned but unbilled audit premiums. The Company’s policy is to recognize audit premiums when they are reliably determinable. In prior periods, audit premiums were not considered to be reliably determinable until such audits were completed and billed. In 2005, the Company developed sufficient information to begin recognizing unbilled audit premiums as such premiums are earned. The accrual for earned but unbilled audit premiums increased net premiums written and premiums earned by $57 million and income before income taxes by $11 million in 2005.
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
(D) Investments
The Company classifies its investments into four categories. Securities that the Company has the positive intent and ability to hold to maturity are classified as “held to maturity” and reported at amortized cost. Securities that the Company purchased with the intent to sell in the near-term are classified as “trading” and are reported at estimated fair value, with unrealized gains and losses reflected in net investment income on the statement of income. Investments in partnerships and affiliates are carried under the “equity method of accounting”, whereby the Company reports its share of the income or loss from such investments as net investment income. The Company’s share of the earnings of affiliates is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company’s financial statements. The remaining securities are classified as “available for sale” and carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders’ equity. Fair value is generally determined based on either quoted market prices or values obtained from independent pricing services.
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

(F) Per share data
The Company presents both basic and diluted earnings per share (EPS) amounts. Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding during the year. Diluted EPS is based upon the weighted average number of common and common equivalent shares outstanding during the year and is calculated using the treasury stock method for stock incentive plans. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation. All share data has been retroactively adjusted to reflect the three-for-two common stock split that was effected on April 8, 2005. On March 7, 2006, The Company’s Board of Directors approved a 3-for-2 common stock split to holders of record on March 20, 2006, with the additional shares expected to be issued on April 4, 2006. That Stock split has not been reflected in the share data presented in these financial statements.
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
(J) Deposit Accounting
Contracts that do not meet the risk transfer provisions of FAS 113, “Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts”, are accounted for using the deposit accounting method. Under this method, an asset or liability is recognized at the inception of the contract based on consideration paid or received. The amount of the deposit asset or liability is adjusted at subsequent reporting dates using the interest method with a corresponding credit or charge to interest income or expense.
(K) Federal and foreign income taxes
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
(M) Real estate, furniture and equipment
Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $26,346,000, $22,722,000 and $20,160,000 for 2005, 2004 and 2003, respectively.

(N) Comprehensive income
Comprehensive income encompasses all changes in stockholders’ equity (except those arising from transactions with stockholders) and includes net income, net unrealized holding gains or losses on available-for-sale securities and unrealized foreign currency translation adjustments.
(O) Goodwill and other intangible assets
Goodwill and other intangibles assets are tested for impairment on an annual basis. The Company’s impairment test as of December 31, 2005 indicated that there were no impairment losses related to goodwill and other intangible assets.
In June 2005, the Company purchased all the minority interest in its subsidiary, Berkley International, LLC. The purchase price was $28,000,000, of which approximately $6,738,000 represents goodwill.
(P) Stock options
Effective January 1, 2003, the Company adopted the fair value recognition provisions of FAS 123, “Accounting for Stock-Based Compensation”. The fair value provisions of FAS 123 were applied prospectively to all employee awards granted, modified, or settled on or after January 1, 2003. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period (dollars in thousands, except per share data).

	2005	2004	2003

Net income as reported	$544,892	$438,105	$337,220
Add: Stock-based employee compensation expense included in reported net income, net of tax	87	80	48
Deduct: Total stock-based employee compensation expense under fair value based method for all awards, net of tax	(1,994)	(2,902)	(4,803)

Pro forma net income	$542,985	$435,283	$332,465

Earnings per share:
Basic—as reported	$4.29	$3.48	$2.71
Basic—pro forma	4.27	3.46	2.67
Diluted—as reported	4.08	3.31	2.58
Diluted—pro forma	4.06	3.29	2.55

The fair value of the options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2004 and 2003 respectively. (No options were granted in 2005):

	2004	2003

Average risk free interest rate	4.6%	3.9%
Expected years until exercise	6	6
Expected stock volatility	23%	23%
Dividend yield	0.6%	1.0%

In December 2004, the FASB issued FAS 123R, “Share-Based Payment”, which replaces FAS 123 and is effective on January 1, 2006. FAS 123R requires that the cost resulting from all share-based payment transactions with employees, including those awarded prior to January 1, 2003, be recognized in the financial statements using a fair-value-based measurement method. The Company estimates that the after-tax stock-based employee compensation expense for options outstanding at December 31, 2005, including the expense resulting from the adoption of FAS 123R on January 1, 2006, will not have a material impact on the Company’s financial condition or results of operations.
(Q) Change in Accounting
In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which was replaced in December 2003 by FIN 46R. FIN 46R addresses consolidation issues surrounding special purpose entities and certain other entities, collectively termed variable interest entities (“VIE”). A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46R requires VIEs to be consolidated by their primary beneficiaries. As a result of adopting the consolidated provisions of FIN 46R, the Company de-consolidated the W. R. Berkley Capital Trust, effective January 1, 2004 (See Note 11 of these notes to Consolidated Financial Statements).

(R)International Operations
From its inception in 1995 and through the fourth quarter of 2002, the international segment’s results were reported on a one-quarter lag to facilitate the timely completion of the consolidated financial statements. Improvements in reporting procedures have since allowed this segment to be reported without a one-quarter lag. Beginning in the first quarter of 2003, the international segment’s results were reported in the consolidated statement of income without a one-quarter lag. In order to eliminate the one-quarter lag, net income of the international segment for the fourth quarter of 2002 was reported as a direct credit to consolidated retained earnings in 2003.
(S)Recent Accounting Pronouncements
In May 2005, the FASB issued Statement No. FAS 154, “Accounting Changes and Error Corrections ,“ which provides guidance on the accounting for and reporting of accounting changes and error corrections and is effective for years beginning after December 31, 2005. The Company does not expect the adoption of the statement to have any impact on the Company’s financial condition or results of operations.
In November 2005, the FASB issued Staff Position FAS 115-1/124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which is effective for years beginning after December 15, 2005. The Staff Position addresses the determination of when an investment is considered impaired, whether the impairment is other than temporary and the measurement of an impairment loss. The Company does not expect the adoption of the statement to have a material impact on the Company’s financial condition or results of operations.
(2) Investments in Fixed Maturity Securities
At December 31, 2005 and 2004, investments in fixed maturity securities were as follows:

(Dollars in thousands)		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Carrying
Type of Investment	Cost	Gains	Losses	Value	Value

December 31, 2005
Held to maturity:
State and municipal	$89,044	$1,932	$—	$90,976	$89,044
Mortgage backed securities	74,335	4,518	(86)	78,767	74,335
Corporate	84,943	10,175	(60)	95,058	84,943

Total held to maturity	248,322	16,625	(146)	264,801	248,322

Available for sale:
United States Government and government agency	1,253,203	8,238	(11,780)	1,249,661	1,249,661
State and municipal	4,530,766	45,065	(23,669)	4,552,162	4,552,162
Corporate	716,437	9,199	(6,363)	719,273	719,273
Mortgage-backed securities	1,426,515	6,178	(15,150)	1,417,543	1,417,543
Foreign	276,118	24,379	(2,354)	298,143	298,143

Total available for sale	8,203,039	93,059	(59,316)	8,236,782	8,236,782

Total investment in fixed maturity securities	$8,451,361	$109,684	$(59,462)	$8,501,583	$8,485,104

December 31, 2004
Held to maturity:
State and municipal	$83,108	$9,581	$(70)	$92,619	$83,108
Corporate	20,147	721	—	20,868	20,147
Mortgage-backed securities	87,826	7,501	(83)	95,244	87,826

Total held to maturity	191,081	17,803	(153)	208,731	191,081

Available for sale:
United States Government and government agency	933,608	20,311	(4,173)	949,746	949,746
State and municipal	3,256,662	72,112	(4,580)	3,324,194	3,324,194
Corporate	657,512	15,000	(1,990)	670,522	670,522
Mortgage-backed securities	1,044,585	12,823	(5,193)	1,052,215	1,052,215
Foreign	161,145	22,796	(2,278)	181,663	181,663

Total available for sale	6,053,512	143,042	(18,214)	6,178,340	6,178,340

Total investment in fixed maturity securities	$6,244,593	$160,845	$(18,367)	$6,387,071	$6,369,421

The amortized cost and fair value of fixed maturity securities at December 31, 2005, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

	2005
	Amortized
(Dollars in thousands)	Cost	Fair Value

Due in one year or less	$900,715	$897,451
Due after one year through five years	1,103,342	1,111,273
Due after five years through ten years	2,252,094	2,263,100
Due after ten years	2,694,360	2,733,449
Mortgage-backed securities	1,500,850	1,496,310

Total	$8,451,361	$8,501,583

At December 31, 2005 and 2004, there were no investments, other than investments in United States government and government agency securities, which exceeded 10% of stockholders’ equity. At December 31, 2005, investments with a carrying value of $217 million were on deposit with state insurance departments as required by state laws.
(3) Investments in Equity Securities Available for Sale
At December 31, 2005 and 2004, investments in equity securities were as follows:

(Dollars in thousands)		Gross	Gross
		Unrealized	Unrealized	Fair	Carrying
Type of Investment	Cost	Gains	Losses	Value	Value

December 31, 2005
Common stocks	$112,654	$24,699	$(560)	$136,793	$136,793
Preferred stocks	297,337	5,410	(3,841)	298,906	298,906

Total	$409,991	$30,109	$(4,401)	$435,699	$435,699

December 31, 2004
Common stocks	$169,800	$38,060	$(566)	$207,294	$207,294
Preferred stocks	195,804	10,360	(195)	205,969	205,969

Total	$365,604	$48,420	$(761)	$413,263	$413,263

(4) Trading Account
At December 31, 2005 and 2004, the arbitrage trading account was as follows:

(Dollars in thousands)
		Fair	Carrying
Type of Investment	Cost	Value	Value

December 31, 2005
Direct equity securities	$424,093	$431,456	$431,456
Arbitrage-related partnerships	136,304	136,304	136,304

Total equity securities trading account	560,397	567,760	567,760

Receivables from brokers	98,229	98,229	98,229
Securities sold but not yet purchased	(194,765)	(198,426)	(198,426)

Total trading account	$463,861	$467,563	$467,563

December 31, 2004
Direct equity securities	$169,607	$175,441	$175,441
Arbitrage-related partnerships	104,899	104,899	104,899

Total equity securities trading account	274,506	280,340	280,340

Receivables from brokers	186,479	186,479	186,479
Securities sold but not yet purchased	(66,658)	(70,667)	(70,667)

Total trading account	$394,327	$396,152	$396,152

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
Potential changes in market conditions are mitigated by the use of put options, call options and swap contracts, all of which are reported at fair value. As of December 31, 2005, the fair value of long option contracts outstanding was $398,000 (notional amount of $10,678,000) and the fair value of short option contracts outstanding was $812,000 (notional amount of $31,804,000). Other than with respect to the use of these trading account securities, the Company does not make use of derivatives.
(5) Investments in Partnerships and Affiliates
Investments in partnerships and affiliates include the following:

	Carrying Value			Earnings (loss) in Affiliates
(Dollars in thousands)	2005	2004	2003	2005	2004	2003

Kiln plc	$73,723	$51,137	$40,488	$3,853	$9,009	$4,565
Real estate funds	160,154	132,609	75,406	15,299	10,227	6,000
Fixed income relative value funds	51,506	40,374	—	1,132	371	—
Other	36,279	16,745	10,878	(1,739)	(2,701)	(3,540)

Total	$321,662	$240,865	$126,772	$18,545	$16,906	$7,025

The Company’s investments in partnerships and affiliates are reported under the equity method of accounting. The Company’s share of the earnings of affiliates is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company’s financial statements.
The Company’s has a 20.1% interest in Kiln plc, which is based in the U.K. and conducts international insurance and reinsurance underwriting through Lloyd’s. The Company also participates directly in Lloyd’s business managed by Kiln plc. Net premiums of $41 million, $96 million and $122 million in 2005, 2004 and 2003, respectively, were written under agreements with Kiln plc.
(6) Investment Income
Investment income consists of the following:

(Dollars in thousands)	2005	2004	2003

Investment income earned on:
Fixed maturity securities	$305,739	$225,564	$197,963
Equity securities available for sale	25,529	21,005	18,906
Equity securities trading account (a)	28,095	13,743	8,110
Investment in partnerships and affiliates	18,545	16,906	7,025
Cash and cash equivalents	30,387	16,706	11,516
Other	(1,360)	(58)	827

Gross investment income	406,935	293,866	244,347
Interest on funds held under reinsurance treaties and investment expense	(2,973)	(2,571)	(34,291)

Net investment income	$403,962	$291,295	$210,056

(a)	Investment income earned from net trading account activity includes unrealized trading gains of $3,816,000 in 2005, $1,790,000 in 2004 and $2,174,000 in 2003.

(7) Realized and Unrealized Investment Gains and Losses
Realized and unrealized investment gains and losses before applicable income taxes are as follows:

(Dollars in thousands)	2005	2004	2003

Realized investment gains:
Fixed maturity securities (a)	10,565	25,940	72,161
Equity securities available for sale	8,414	25,129	10,506
Provision for other than temporary impairment
Fixed maturity securities	—	—	(430)
Equity securities available for sale	(1,645)	(2,777)	—
Other	(125)	(24)	(545)

Realized investment gains	17,209	48,268	81,692

Change in unrealized gains and losses of available for sales securities
Fixed maturity securities	(91,316)	(25,008)	(27,533)
Equity securities available for sale	(21,951)	11,691	33,984
Investment in partnerships and affiliates	(5,711)	8,893	1,042
Short-term	44	—	—

Total change in unrealized gains and losses	(118,934)	(4,424)	7,493
Income taxes	41,304	1,931	(1,801)
Minority interest	8,677	(8,615)	451

Change in unrealized gains and losses, net of taxes and minority interest	(68,953)	(11,108)	$6,143

(a)	During 2005, 2004 and 2003, gross gains of $13,591, $31,752 and, $76,019, respectively, and gross losses of $3,026, $5,812 and $3,858, respectively, were realized.
The following table summarizes, for all securities in an unrealized loss position at December 31, 2005 and 2004, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position:

	2005			2004
			Gross			Gross
	Number of		Unrealized	Number of		Unrealized
(Dollars in thousands)	Securities	Fair value	Loss	Securities	Fair Value	Loss

Fixed maturities:
0 – 6 months	237	$2,921,830	$29,928	109	$1,005,675	$4,932
7- 12 months	65	878,549	12,124	101	798,721	9,190
Over 12 months	96	847,400	17,410	65	189,239	4,245

Total	398	$4,647,779	$59,462	275	$1,993,635	$18,367

Equities securities available for sale:
0 – 6 months	38	$45,443	$1,221	4	$1,448	$82
7- 12 months	15	106,979	2,571	2	26,319	667
Over 12 months	4	11,364	609	4	1,746	12

Total	57	$163,786	$4,401	10	$29,513	$761

At December 31, 2005, gross unrealized gains were $143 million, or 1% of total investments, and gross unrealized losses were $64 million, or 0.6% of total investments. There were 180 securities, with an aggregate fair value of $1.8 billion and an aggregate unrealized loss of $33 million that have been continuously in an unrealized loss position for more than six months. The decline in market value for these securities is primarily due to an increase in market interest rates. Management regularly reviews its investment portfolio to determine whether a decline in value as a result of deterioration in the financial position or future prospects of the issuer is considered to be other than temporary. A decline in value is considered to be other than temporary where there has been a sustained reduction in market value and there are no mitigating circumstances. If a decline in value is considered other than temporary, the Company reduces the carrying value of the security and reports a realized loss on its statement of income. Provisions for other than temporary impairments were $1,645,000, $2,777,000, and $430,000 in 2005, 2004 and 2003, respectively.

(8) Reserves for Losses and Loss Expenses
The table below provides a reconciliation of the beginning and ending reserve balances:

(Dollars in thousands)	2005	2004	2003

Net reserves at beginning of year	$4,722,842	$3,505,295	$2,323,241

Net provision for losses and loss expenses (a):
Claims occurring during the current year (b)	2,531,655	2,236,860	1,780,905
Increase in estimates for claims occurring in prior years (c)	186,728	294,931	244,636
Decrease in discount for prior years	57,790	24,220	24,115

	2,776,173	2,556,011	2,049,656

Net payments for claims (d):
Current year	447,018	409,776	268,170
Prior years	1,184,707	928,688	599,432

	1,631,725	1,338,464	867,602

Net reserves at end of year	5,867,290	4,722,842	3,505,295
Ceded reserves at end of year	844,470	726,769	686,796

Gross reserves at end of year	$6,711,760	$5,449,611	$4,192,091

(a)	Net provision for loss and loss expenses excludes $5,629, $3,299 and $521 in 2005, 2004 and 2003, respectively, relating to the policyholder benefits incurred on life insurance that are included in the statement of income.

(b)	Claims occurring during the current year are net of discount of $103,558, $107,282 and $96,365 in 2005, 2004 and 2003, respectively.

(c)	The increase in estimates for claims occurring in prior years is net of discount of $26,845, $26,658 and $28,214 in 2005, 2004 and 2003, respectively. The increase in estimates for claims occurring in prior years before discount is $213,573, $321,589 and $272,850 in 2005, 2004 and 2003, respectively.

(d)	Net payments in 2003 are net of $331,000 of cash received upon the commutation of the aggregate reinsurance agreement (see Note 9 of Notes to Consolidated Financial Statements).
For the year ended December 31, 2005, the Company reported losses and loss expenses of $2.8 billion, of which $187 million represented an increase in estimates for claims occurring in prior years. The increases in estimates for claims occurring in prior years were $106 million for primary business and $81 million for assumed reinsurance. On an accident year basis, the change in prior year reserves is comprised of an increase in estimates for claims occurring in accident years prior to accident year 2003 that was partially offset by a decrease in estimates for claims occurring in accident years 2003 and 2004.
Case reserves for primary business increased 19% to $1.7 billion as a result of a 1% increase in the number of outstanding claims and an 18% increase in the average case reserve per claim. Reserves for incurred but not reported losses for primary business increased 34% to $2.6 billion at December 31, 2005 from $2.0 billion at December 31, 2004. Prior year reserves increases of $91 million for specialty, $17 million for regional and $7 million for international were partially offset by a prior year reserve decrease of $9 million for the alternative markets segment. By line of business, prior year reserve increases of $65 million for general liability, $63 million for commercial automobile and $2 million for worker’s compensation were partially offset by a prior year decrease of $24 million for property. The increases in prior year reserves reflects upward adjustments in prior year loss ratios to recognize that claim costs for certain classes of business are emerging over a longer period of time and at a higher level than expected. The increases also reflect higher than expected legal expenses for certain classes of business as well as higher than expected medical costs, including prescription drugs and rehabilitation expenses, for workers’ compensation claims.
Case reserves for assumed reinsurance increased 22% to $687 million at December 31, 2005 from $564 million at December 31, 2004. Reserves for incurred but not reported losses for reinsurance business increased 9% to $810 million at December 31, 2005 from $744 million at December 31, 2004. The increase in prior year reserves for reinsurance business was primarily a result of higher than expected claims reported by ceding companies. The Company sets its initial loss estimates based principally upon information obtained during the underwriting process and adjusts these estimates as additional information becomes available. As certain reinsurance contracts have matured, the Company has adjusted its estimates of ultimate losses to reflect a higher level of known losses as well as a pattern of delayed loss reporting by some ceding companies. Most of the increase in prior year reserves for reinsurance relates to business written from 1998 through 2001.

Environmental and asbestos — To date, known environmental and asbestos claims have not had a material impact on the Company’s operations. These claims have not materially impacted the Company because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental and asbestos exposures.
The Company’s net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $37,453,000 and $38,258,000 at December 31, 2005 and 2004, respectively. The Company’s gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $53,731,000 and $54,971,000 at December 31, 2005 and 2004, respectively. Net incurred losses and loss expenses for reported asbestos and environmental claims were approximately $1,853,000, $9,194,000 and $4,749,000 in 2005, 2004 and 2003, respectively. Net paid losses and loss expenses for asbestos and environmental claims were approximately $2,658,000, $2,802,000 and $1,391,000 in 2005, 2004 and 2003, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.
Discounting — The Company discounts its liabilities for excess and assumed workers’ compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company’s loss payout experience and is supplemented with data compiled from insurance companies writing similar business. The liabilities for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve for non-proportional business, and at the statutory rate for proportional business. The discount rates range from 2.7% to 6.5% with a weighted average discount rate of 4.8%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $575,485,000, $502,874,000 and $393,152,000 at December 31, 2005, 2004 and 2003, respectively. For statutory reporting purposes, the Company uses a discount rate of 2.7% as permitted by the Department of Insurance of the State of Delaware. The increase in the aggregate discount from 2004 to 2005 and from 2003 to 2004 resulted from the increase in workers’ compensation reserves.
(9) Reinsurance Ceded
The Company reinsures a portion of its exposures principally to reduce net liability on individual risks and to protect against catastrophic losses. Estimated amounts due from reinsurers are reported net of reserves for uncollectible reinsurance of $2,402,000, $2,457,000 and $1,920,000 as of December 31, 2005, 2004 and 2003, respectively. The following amounts arising under reinsurance ceded contracts have been deducted in arriving at the amounts reflected in the statement of income:

(Dollars in thousands)	2005	2004	2003

Ceded premiums earned	$495,931	$461,005	$556,624
Ceded losses incurred	$404,793	$317,367	$447,533

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
Certain of the Company’s ceded reinsurance agreements are structured on a funds held basis whereby the Company retains some or all of the ceded premiums in a separate account that is used to fund ceded losses as they become due from the reinsurance company. Interest is credited to reinsurers for funds held on their behalf at rates ranging from 7.0% to 8.9% of the account balances, as defined under the agreements. Interest credited to reinsurers, which is reported as a reduction of net investment income, was $1 million in 2005, $2 million in 2004 and $32 million in 2003.

(10) Senior Notes and Other Debt
Debt consists of the following (the difference between the face value and the carrying value is unamortized discount):

(Dollars in thousands)			2005		2004
Description	Rate	Maturity	Face Value	Carrying Value	Carrying Value

Senior Notes	6.375%	April 15, 2005	—	—	39,987
Senior Notes	6.25%	January 15, 2006	100,000	99,987	99,840
Senior Notes	9.875%	May 15, 2008	88,800	87,885	87,563
Senior Notes	5.125%	September 30, 2010	150,000	148,488	148,167
Senior Notes	5.875%	February 15, 2013	200,000	197,637	197,306
Senior Notes	5.60%	May 15, 2015	200,000	198,257	—
Senior Notes	6.15%	August 15, 2019	150,000	148,060	147,918
Senior Debentures	8.70%	January 1, 2022	76,503	75,757	75,736
Subsidiary Debt	7.65%	June 30, 2023	11,747	11,747	11,747

Total debt			$977,050	$967,818	$808,264

The Company issued $150 million of 6.15% senior notes in August 2004 and $200 million of 5.6% senior notes in May 2005. The Company repaid $40 million of 6.375% senior notes in April 2005 and $100 million of 6.25% senior notes in January 2006.
(11) Junior Subordinated Debentures
In 1996, the Company issued $210,000,000 aggregate principal amount of 8.197% Junior Subordinated Debentures due December 15, 2045 (the “8.197% Junior Subordinated Debentures”) to W. R. Berkley Capital Trust (the “Trust”). The Trust simultaneously issued an equal amount of 8.197% mandatorily redeemable preferred securities (the “8.197% Trust Preferred Securities”), which are fully and unconditionally guaranteed by the Company to the extent the Trust has funds available for repayment of distributions. The 8.197% Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part, on the stated maturity date, upon repayment of the 8.197% Junior Subordinated Debentures, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the 8.197% Junior Subordinated Debentures by the Company upon the occurrence and continuation of a certain event and (iii) in whole or in part, on or after December 15, 2006, contemporaneously with the optional prepayment by the Company of 8.197% Junior Subordinated Debentures.
Upon adoption FIN 46R (see Note (1) (Q) of these Notes to the Consolidated Financial Statements), the Company deconsolidated the Trust effective January 1, 2004. As a result of the de-consolidation, certain 8.197% Trust Preferred Securities owned by the Company, which were previously eliminated in consolidation, were reinstated on the Company’s balance sheet. The impact of the reinstatement was to increase fixed maturity securities by $13,787,000 and to increase junior subordinated debentures by $14,906,000, as of January 1, 2004. The difference between these two amounts, which was $727,000 after income taxes, was reported on the Company’s 2004 consolidated statement of income as a cumulative effect of change in accounting principle.
As of December 31, 2005, the Company has repurchased 8.197% Trust Preferred Securities with an aggregate principal amount of $82 million and a carrying value of $83 million. These securities are reported as investments in fixed income securities on the accompanying balance sheet.
In 2005, the Company issued $250,000,000 aggregate principal amount of 6.75% Junior Subordinated Debentures due July 26, 2045 (the “6.75% Junior Subordinated Debentures”) to W. R. Berkley Capital Trust II (the “Trust II”). The Trust II simultaneously issued an equal amount of 6.75% mandatorily redeemable preferred securities (the “6.75% Trust Preferred Securities”), which are fully and unconditionally guaranteed by the Company to the extent the Trust II has funds available for repayment of distributions. The 6.75% Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part upon repayment of the 6.75% Junior Subordinated Debentures at maturity, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the 6.75% Junior Subordinated Debentures by the Company upon the occurrence and continuation of certain events and (iii) in whole or in part, on or after July 26, 2010, contemporaneously with the optional prepayment by the Company of the 6.75% Junior Subordinated Debentures.

(12) Income Taxes
Income tax expense consists of:

(Dollars in thousands)	2005	2004	2003

Current expense	$222,612	$244,294	$173,613
Deferred expense (benefit)	(91)	(48,059)	(22,987)

Total expense	$222,521	$196,235	$150,626

A reconciliation of the income tax expense and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

(Dollars in thousands)	2005	2004	2003

Computed “expected” tax expense	$268,767	$223,604	$171,975
Tax-exempt investment income	(49,546)	(30,945)	(21,838)
Change in valuation allowance	1,762	590	(980)
Other, net	1,538	2,986	1,469

Total expense	$222,521	$196,235	$150,626

At December 31, 2005 and 2004, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(Dollars in thousands)	2005	2004

Deferred Tax Asset
Loss reserve discounting	$169,624	$173,891
Life reserve	8,906	8,077
Unearned premiums	136,360	126,515
Net operating loss carry forward	5,437	3,070
Other	31,128	26,623

Gross deferred tax asset	351,455	338,176
Less valuation allowance	(6,575)	(4,813)

Deferred tax asset	344,880	333,363

Deferred Tax Liability
Amortization of intangibles	7,966	7,612
Deferred policy acquisition costs	154,755	148,451
Deferred taxes on unrealized investment gains	22,486	65,952
Other	27,614	20,538

Deferred tax liability	212,821	242,553

Net deferred tax asset	$132,059	$90,810

Federal income tax expense applicable to realized investment gains was $6,165,000, $16,835,000 and $28,090,000 in 2005, 2004 and 2003, respectively. The Company had a current income tax payable of $5,230,000 at December 31, 2005 and a receivable at December 31, 2004 of $8,896,000. At December 31, 2005, the Company had foreign net operating loss carryforwards of $16,852,000, which expire from 2006 to 2011. The net change in the valuation allowance is primarily related to foreign net operating loss carry forwards and to certain foreign subsidiaries net deferred tax assets. The statute of limitations for the Company’s tax returns through December 31, 2001 has closed.
The realization of the deferred tax asset is dependent upon the Company’s ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

(13) Dividends from Subsidiaries and Statutory Financial Information
The Company’s insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2006, the maximum amount of dividends which can be paid without such approval is approximately $311 million. Combined net income and policyholders’ surplus of the Company’s consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

(Dollars in thousands)	2005	2004	2003

Net income	$463,067	$394,300	$293,455
Policyholders’ surplus	$2,939,503	$2,424,364	$1,886,013

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
(14) Stockholders’ Equity
Common equity The weighted average number of shares used in the computation of basic earnings per share was 127,022,000, 125,941,000 and 124,686,000 for 2005, 2004 and 2003, respectively. The weighted average number of shares used in the computations of diluted earnings per share was 133,617,000, 132,272,000 and 130,595,000, for 2005, 2004 and 2003, respectively. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock-based compensation plans.
Changes in shares of common stock outstanding, net of treasury shares, are as follows:

(Amounts in thousands)	2005	2004	2003

Balance, beginning of year	126,409	125,308	124,253
Shares issued	1,114	1,113	1,058
Shares repurchased	(13)	(12)	(3)

Balance, end of year	127,510	126,409	125,308

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

(15) Fair Value of Financial Instruments
The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as of December 31, 2005 and 2004:

	2005		2004
	Carrying		Carrying
(Dollars in thousands)	Amount	Fair value	Amount	Fair Value

Investments (1)	$10,378,250	$10,394,729	$8,341,944	$8,359,594
Junior subordinated debentures	450,634	462,130	208,286	222,266
Senior notes and other debt	967,818	1,016,671	808,264	859,052

(1)	Including cash and cash equivalents, trading account receivable from brokers and clearing organizations, trading account securities sold but not yet purchased and unsettled purchases.
The estimated fair value of investments is generally based on quoted market prices as of the respective reporting dates. The fair value of the senior notes and other debt and the junior subordinated debentures are based on rates available for borrowings similar to the Company’s outstanding debt as of the respective reporting dates.
(16) Lease Obligations
The Company and its subsidiaries use office space and equipment under leases expiring at various dates. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was $17,429,000, $16,783,000, and $18,773,000 for 2005, 2004, and 2003, respectively. Future minimum lease payments (without provision for sublease income) are: $15,956,000 in 2006; $15,308,000 in 2007; $13,213,000 in 2008; $11,374,000 in 2009; $8,514,000 in 2010 and $12,903,000 thereafter.
(17) Commitments, Litigation and Contingent Liabilities
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
The Company has a $155 million secured and unsecured letter of credit facility that expires on December 31, 2006. At December 31, 2005, letters of credit for $48 million were issued and outstanding in support of the Company’s reinsurance operations.
At December 31, 2005, the Company has commitments to invest up to $285 million in certain investment funds and a subsidiary of the Company has commitments to extend credit under future loan agreements and unused lines of credit up to $11 million.
At December 31, 2005, investments with a carrying value of $84 million were on deposit in trust accounts established as security for certain policyholders and reinsurance clients and investments with a carrying value of $38 million were on deposit with Lloyd’s in support of the Company’s underwriting activities at Lloyd’s.
(18) Stock Incentive Plan
The Company has a stock incentive plan (the “Stock Incentive Plan”) under which 24,046,875 shares of Common Stock were reserved for issuance. Pursuant to the Stock Incentive Plan, stock options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant. Stock options vest according to a graded schedule of 25%, 50% 75% and 100% on the third, fourth, fifth and sixth year anniversary of grant date. Stock options expire on the tenth year anniversary of the grant date.

The following table summarizes stock option information:

	2005		2004		2003
	Shares	Price (a)	Shares	Price (a)	Shares	Price (a)

Outstanding at beginning of year	11,361,023	$11.82	12,707,731	$11.68	13,809,702	$11.43
Granted	—	—	2,250	26.43	109,500	20.64
Exercised	1,108,894	10.14	1,112,370	10.01	1,042,484	9.55
Canceled	145,341	12.45	236,588	13.28	168,987	10.44

Outstanding at end of year	10,106,788	$11.99	11,361,023	$11.82	12,707,731	$11.68

Options exercisable at year end	6,650,106	$10.92	6,068,780	$10.49	5,591,062	$10.37

Stock available for future grant (b)	4,192,898		4,674,257		5,417,919

(a)	Weighted average exercise price.

(b)	Includes restricted stock units outstanding.
The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
Range of		Remaining	Weighted		Average
Exercise	Number	Contractual	Average	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

December 31, 2005
$0 to $8	1,578,435	4.24	$5.57	1,030,917	$5.57
$8 to $14	3,289,064	1.36	9.95	3,234,215	9.92
$14 to $26.50	5,239,289	5.28	15.21	2,384,974	14.57

Total	10,106,788	3.84	$11.99	6,650,106	$10.92

Pursuant to the Stock Incentive Plan, the Company may also issue Restricted Stock Units (RSUs) to officers of the Company and its subsidiaries. The RSUs vest five years from the award date and are subject to other vesting and forfeiture provisions contained in the award agreement. The market value of the awards at the date of grant are recorded as unearned compensation, a component of stockholders’ equity, and charged to expense over the vesting period. At December 31, 2005, there were 2,288,700 RSUs outstanding with an aggregate market value at grant date of $69,354,000, of which $15,492,000 has been expensed through that date and $53,862,000 will be expensed over the remaining vesting periods.
The following table summarizes information about RSUs outstanding at December 31, 2005:

(Dollars in thousands)	2005	2004	2003

RSUs granted:
Units	643,500	981,750	684,000
Market value at grant date	$30,094	$26,851	$12,987
RSUs cancelled:
Units	16,800	3,750	—
Market value at grant date	$465	$113	—
RSUs expensed	$8,413	$5,152	$1,927

(19) Compensation Plans
The Company and its subsidiaries have profit sharing plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary’s profitability. Employees become eligible to participate in the profit sharing plans on the first day of the month following the first full three months in which they are employed. The plans provide that 40% of the contributions vest immediately and that the remaining 60% vest at varying percentages based upon years of service. Profit sharing expense amounted to $21,955,000, $20,663,000 and $17,135,000 for 2005, 2004 and 2003, respectively.
The Company has a Long-Term Incentive Compensation Plan (“LTIP”) that provides for incentive compensation to key executives based on the growth in the Company’s book value per share. Key employees are awarded participation units (“Units”) that vest five years from the award date or upon achievement of the maximum value of the award, whichever occurs first. In 2001, the Company granted 178,875 Units that achieved their maximum value of $19,875,000 in 2003. Compensation expense related to the 2001 grant was $11,475,000 in 2003 and $8,400,000 in 2002. In 2004, the Company awarded 100,000 Units with a maximum value of $25,000,000. Compensation expense related to the 2004 grant was $6,587,000 in 2005 and $5,325,000 in 2004. .
(20) Retirement Benefits
Effective August 19, 2004, the Company entered into an agreement to provide retirement benefits to the Company’s chief executive officer and chairman of the board. Retirement benefits, which are unfunded, are reported in accordance with FASB Statement No. 87, “Employers’ Accounting for Pensions”. As of December 31, 2005 and 2004, respectively, the accrued benefit liability of $18,968,000 and $14,564,000 was recorded as a liability with a corresponding intangible asset of $15,378,000 and $13,716,000 that will be amortized as a prior service cost over the estimated remaining service period. The retirement benefit expense was $2,742,000 and $848,000 in 2005 and 2004, respectively. The key actuarial assumptions used to derive the projected benefit obligation and related expense are a discount rate of 5.50% in 2005 and 5.75% in 2004, a rate of compensation increase of 5.0% per year for both 2005 and 2004 and a retirement age of 72.
(21) Supplemental Financial Statement Data
Other operating costs and expenses consist of the following:

(Dollars in thousands)	2005	2004	2003

Amortization of deferred policy acquisition costs	$959,580	$909,412	$787,167
Other underwriting expenses	242,463	205,338	118,182
Service company expenses	91,134	84,404	82,821
Other costs and expenses	65,397	48,835	47,724

Total	$1,358,574	$1,247,989	$1,035,894

(22) Industry Segments
The Company’s operations are presently conducted in five segments of the insurance business: specialty lines of insurance, regional property casualty insurance, alternative markets, reinsurance and international.
Our specialty segment underwrites complex and sophisticated third-party liability risks, principally within the excess and surplus lines. The primary lines of business are premises operations, professional liability, commercial automobile, products liability and property lines. The specialty business is conducted through nine operating units. The companies within the segment are divided along the different customer bases and product lines that they serve. The specialty units deliver their products through a variety of distribution channels depending on the customer base and particular risks insured. The customers in this segment are highly diverse.
Our regional segments provides commercial insurance products to customers primarily in 38 states. Key clients of this segment are small-to-mid-sized businesses and state and local governmental entities. The regional subsidiaries are organized geographically, which provides them with the flexibility to adapt to local market conditions, while enjoying the superior administrative capabilities and financial strength of the Company. The regional operations are conducted through four geographic regions based on markets served: Midwest, New England, Southern (excluding Florida) and Mid Atlantic.
Our alternative markets operations specialize in developing, insuring, reinsuring and administering self-insurance programs and other alternative risk transfer mechanisms. Our clients include employers, employer groups, insurers, and alternative market funds seeking less costly, more efficient ways to manage exposure to risks. In addition to providing insurance, the alternative markets segment also provides a wide variety of fee-based services, including consulting and administrative services.
Our reinsurance operations specialize in underwriting property casualty reinsurance on both a treaty and a facultative basis. The principal reinsurance units are facultative reinsurance, which writes individual certificates and program facultative business, treaty reinsurance, which functions as a traditional reinsurer in specialty and standard reinsurance lines, and Lloyd’s reinsurance, which writes property and casualty reinsurance through Lloyd’s.

Our international segment offers professional indemnity and other lines in the U.K. and Spain, commercial and personal property casualty insurance in Argentina and Brazil and savings and endowment policies to pre-fund education costs in the Philippines.
The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Income tax expense and benefits are calculated based upon the Company’s overall effective tax rate. In 2005, the Company changed the segment designation of three of its operating companies. The prior period segment information has been reclassified to conform to the 2005 presentation.
Summary financial information about the Company’s operating segments is presented in the following table. Income (loss) before income taxes by segment consists of revenues less expenses related to the respective segment’s operations, including allocated investment income. Identifiable assets by segment are those assets used in or allocated to the operation of each segment.

	Revenues				Pre-tax	Net
	Earned	Investment			Income	Income
(Dollars in thousands)	Premiums	Income	Other	Total	(loss)	(loss)

December 31, 2005:
12 Months
Specialty	$1,682,193	$134,290	$—	$1,816,483	$345,896	$241,619
Regional	1,173,174	57,619	—	1,230,793	216,495	147,924
Alternative Markets	663,478	82,617	110,697	856,792	238,462	165,327
Reinsurance	754,097	95,110	—	849,207	63,606	53,233
International	187,993	20,749	94	208,836	20,890	13,782
Corporate, other and eliminations (1)	—	13,577	3,942	17,519	(132,021)	(87,996)
Realized investment gains	—	—	17,209	17,209	17,209	11,003

Consolidated	$4,460,935	$403,962	$131,942	$4,996,839	$770,537	$544,892

December 31, 2004:
12 Months
Specialty	$1,391,652	$99,452	$—	$1,491,104	$275,689	$188,646
Regional	1,068,552	44,249	—	1,112,801	184,152	123,902
Alternative Markets	605,996	59,057	109,344	774,397	133,438	92,345
Reinsurance	841,451	73,825	—	915,276	85,995	62,910
International	153,441	14,201	207	167,849	18,790	10,036
Corporate, other and eliminations (1)	—	511	2,029	2,540	(107,819)	(70,313)
Realized investment gains	—	—	48,268	48,268	48,268	31,306
Cumulative effect of change in accounting principle	—	—	—	—	—	(727)

Consolidated	$4,061,092	$291,295	$159,848	$4,512,235	$638,513	$438,105

December 31, 2003:
12 Months
Specialty	$1,136,519	$68,227	$—	$1,204,746	$200,428	$135,905
Regional	880,597	43,368	—	923,965	153,292	105,468
Alternative Markets	428,120	39,628	101,715	569,463	88,742	61,335
Reinsurance	713,154	50,707	—	763,861	58,201	42,295
International	76,220	8,915	10	85,145	3,242	3,582
Corporate, other and eliminations (1)	—	(789)	2,025	1,236	(96,293)	(64,699)
Realized investment gains	—	—	81,692	81,692	81,692	53,334

Consolidated	$3,234,610	$210,056	$185,442	$3,630,108	$489,304	$337,220

Identifiable assets by segment are as follows (dollars in thousands):

Years Ended December 31,	2005	2004

Specialty	$4,731,062	$3,776,069
Regional	2,652,556	2,360,149
Alternative Markets	2,374,967	1,955,134
Reinsurance	4,506,796	3,798,307
International	613,634	513,005
Corporate, other and eliminations (1)	(982,728)	(951,631)

Consolidated	$13,896,287	$11,451,033

(1)	Corporate and other eliminations represent corporate revenues and expenses, realized investment gains and losses and other items that are not allocated to business segments.

Net premiums earned by major line of business are as follows (dollars in thousands):

	2005	2004	2003

Specialty
Premises operations	$701,456	$586,476	$451,901
Professional liability	183,220	196,710	168,823
Automobile	265,227	232,820	195,274
Products liability	258,163	172,848	108,339
Property	137,643	124,610	118,159
Other	136,484	78,188	94,023

Total specialty	$1,682,193	$1,391,652	$1,136,519

Regional
Commercial multiple peril	469,033	430,762	352,555
Automobile	339,832	310,872	271,614
Workers’ compensation	235,748	213,538	179,336
Other	128,561	113,380	77,092

Total regional	$1,173,174	$1,068,552	$880,597

Alternative Markets
Primary workers’ compensation	301,619	283,546	187,935
Excess workers’ compensation	291,852	256,095	185,816
Other	70,007	66,355	54,369

Total alternative markets	$663,478	$605,996	$428,120

Reinsurance
Property	132,210	216,792	147,090
Casualty	621,887	624,659	566,064

Total reinsurance	$754,097	$841,451	$713,154

International	$187,993	$153,441	$76,220

Total	$4,460,935	$4,061,092	$3,234,610

(23) Quarterly Financial Information (unaudited)
The following is a summary of quarterly financial data (in thousands except per share data):

Three months ended
	March 31,		June 30,		September 30,		December 31,
	2005	2004	2005	2004	2005	2004	2005	2004

Revenues	$1,159,988	$1,078,705	$1,220,784	$1,110,754	$1,272,177	$1,139,536	$1,343,890	$1,183,240
Net income	120,871	115,428	134,079	109,484	122,518	97,072	167,424	116,121
Net income per share (a):
Basic	0.96	0.92	1.06	0.87	0.96	0.77	1.31	0.92
Diluted	0.91	0.88	1.01	0.83	0.92	0.73	1.25	0.88

(a)	Earnings per share (EPS) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters EPS does not necessarily equal the full-year EPS.