Form 10-K, Exhibit 13
period 2006-12-31
BERKLEY W R CORP
filed 2007-03-01
CIK 11544

                                                                               .
                                                                               .
                                                                               .
FINANCIAL DATA
(Amounts in thousands, except per share data)

YEARS ENDED DECEMBER 31,                      2006           2005         2004           2003         2002
-----------------------------------------  -----------   -----------   -----------   -----------   -----------
Net premiums written                       $ 4,818,993   $ 4,604,574   $ 4,266,361   $ 3,670,515   $ 2,710,490
Net premiums earned                          4,692,622     4,460,935     4,061,092     3,234,610     2,252,527
Net investment income                          586,175       403,962       291,295       210,056       187,875
Service fees                                   104,812       110,697       109,344       101,715        86,095
Realized investment gains                        9,648        17,209        48,268        81,692        37,070
Total revenues                               5,394,831     4,996,839     4,512,235     3,630,108     2,566,084
Interest expense                                92,522        85,926        66,423        54,733        45,475
Income before income taxes                     988,645       770,537       638,513       489,304       259,433
Income tax expense                            (286,398)     (222,521)     (196,235)     (150,626)      (84,139)
Minority interest                               (2,729)       (3,124)       (3,446)       (1,458)         (249)
Income before change in accounting             699,518       544,892       438,832       337,220       175,045
Cumulative effect of change in accounting           --            --          (727)           --            --
Net income                                     699,518       544,892       438,105       337,220       175,045
Data per common share:
  Net income per basic share                      3.65          2.86          2.32          1.81          1.02
  Net income per diluted share                    3.46          2.72          2.21          1.72           .98
  Stockholders' equity                           17.30         13.42         11.13          8.95          7.17
  Cash dividends declared                          .16           .12           .12           .12           .11
Weighted average shares outstanding:
  Basic                                        191,809       190,533       188,912       187,029       171,738
  Diluted                                      201,961       200,426       198,408       195,893       178,617

Balance sheet data:
Investments                                $11,114,364   $ 9,810,225   $ 7,303,889   $ 5,068,670   $ 4,521,906
Total assets                                15,656,489    13,896,287    11,451,033     9,334,685     7,031,323
Reserves for losses and loss expenses        7,784,269     6,711,760     5,449,611     4,192,091     3,167,925
Junior subordinated debentures                 241,953       450,634       208,286       193,336       198,251
Senior notes and other debt                    869,187       967,818       808,264       659,208       362,985
Stockholders' equity                         3,335,159     2,567,077     2,109,702     1,682,562     1,335,199

PAST PRICES OF COMMON STOCK

The common stock of the Company is traded on the New York Stock Exchange under the symbol "BER". All amounts have been adjusted to reflect the 3-for-2 common stock split effected on April 4, 2006.

                      PRICE RANGE       COMMON DIVIDENDS
                  ----------------------------------------
                    HIGH       LOW      DECLARED PER SHARE
                  -------    -------    ------------------
2006
Fourth Quarter    $ 37.72    $ 34.34    $            .04
Third Quarter       37.25      32.26                 .04
Second Quarter      40.95      30.61                 .04
First Quarter       40.15      31.87                 .04

2005
Fourth Quarter    $ 32.86    $ 24.33    $            .03
Third Quarter       26.45      23.18                 .03
Second Quarter      24.50      21.46                 .03
First Quarter       23.91      20.58                 .03

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

W. R. Berkley Corporation is an insurance holding company that is among the largest commercial lines writers in the United States and operates in five business segments: specialty insurance, regional property casualty insurance, alternative markets, reinsurance and international. The Company's primary sources of revenues and earnings are insurance and investments.

The profitability of the Company's insurance business is affected primarily by the adequacy of premium rates. The ultimate adequacy of premium rates is not known with certainty at the time a property casualty insurance policy is issued because premiums are determined before claims are reported. The ultimate adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural and other disasters, regulatory measures and court decisions that define and change the extent of coverage and the effects of economic inflation on the amount of compensation due for injuries or losses. General insurance prices are also influenced by available insurance capacity, i.e., the level of policyholders' surplus employed in the industry, and the industry's willingness to deploy that capital.

The Company's profitability is also affected by its investment income. The Company's invested assets, which are derived from its own capital and cash flow from its insurance business, are invested principally in fixed maturity securities. The return on fixed maturity securities is affected primarily by general interest rates and the credit quality and duration of the securities. The Company also invests in equity securities, including equity securities related to merger arbitrage and convertible arbitrage strategies.

CRITICAL ACCOUNTING ESTIMATES

The following presents a discussion of accounting policies and estimates relating to reserves for losses and loss expenses and assumed premiums. Management believes these policies and estimates are the most critical to its operations and require the most difficult, subjective and complex judgments.

RESERVES FOR LOSSES AND LOSS EXPENSES. To recognize liabilities for unpaid losses, either known or unknown, insurers establish reserves, which is a balance sheet account representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for losses and loss expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are also susceptible to change as significant periods of time may elapse between the occurrence of an insured loss, the report of the loss to the insurer, the ultimate determination of the cost of the loss and the insurer's payment of that loss.

In general, when a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The estimate represents an informed judgment based on general reserving practices and reflects the experience and knowledge of the claims personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis to provide for losses incurred but not reported ("IBNR") to the insurer, potential inadequacy of case reserves and the estimated expenses of settling claims, including legal and other fees and general expenses of administrating the claims adjustment process. Reserves are established based upon the then current legal interpretation of coverage provided.

In examining reserve adequacy, several factors are considered in addition to the economic value of losses. These factors include historical data, legal developments, changes in social attitudes and economic conditions, including the effects of inflation. The actuarial process relies on the basic assumption that past experience, adjusted judgmentally for the effects of current developments and anticipated trends, is an appropriate basis for predicting future outcomes. Reserve amounts are necessarily based on management's informed estimates and judgments using currently available data. As additional experience and other data become available and are reviewed, these estimates and judgments may be revised. This may result in reserve increases or decreases that would be reflected in our results in periods in which such estimates and assumptions are changed.

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

Loss reserves included in the Company's financial statements represent management's best estimates based upon an actuarially derived point estimate and other considerations. The Company uses a variety of actuarial techniques and methods to derive an actuarial point estimate for each operating unit. These methods include paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods and frequency and severity methods. In circumstances where one actuarial method is considered more credible than the others, that method is used to set the point estimate. For example, the paid loss and incurred loss development methods rely on historical paid and incurred loss data. For new lines of business, where there is insufficient history of paid and incurred claims data, or in circumstances where there have been significant changes in claim practices, the paid and incurred loss development methods would be less credible than other actuarial methods. The actuarial point estimate may also be based on a judgmental weighting of estimates produced from each of the methods considered. Industry loss experience is used to supplement the Company's own data in selecting "tail factors" and in areas where the Company's own data is limited. The actuarial data is analyzed by line of business, coverage and accident or policy year, as appropriate, for each operating unit.

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

The key assumptions used to arrive at the best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, and reported and paid loss emergence patterns. Expected loss ratios represent management's expectation of losses at the time the business is written, before any actual claims experience has emerged. This expectation is a significant determinant of the estimate of loss reserves for recently written business where there is little paid or incurred loss data to consider. Expected loss ratios are generally derived from historical loss ratios adjusted for the impact of rate increases, loss cost trends and known changes in the type of risks underwritten. Expected loss ratios are estimated for each key line of business within each operating unit. Expected loss cost inflation is particularly important for the long-tail lines, such as excess casualty, and claims with a high medical component, such as workers' compensation. Reported and paid loss emergence patterns are used to project current reported or paid loss amounts to their ultimate settlement value. Loss development factors are based on the historical emergence patterns of paid and incurred losses, and are derived from the Company's own experience and industry data. The paid loss emergence pattern is also significant to excess and assumed workers' compensation reserves because those reserves are discounted to their estimated present value based upon such estimated payout patterns. Management believes the estimates and assumptions it makes in the reserving process provide the best estimate of the ultimate cost of settling claims and related expenses with respect to insured events which have occurred; however, different assumptions and variables could lead to significantly different reserve estimates.

Loss frequency and severity are measures of loss activity that are considered in determining the key assumptions described in our discussion of loss and loss expense reserves, including expected loss ratios, rate of loss cost inflation and reported and paid loss emergence patterns. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls and safety programs and changes in economic activity or weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations.

Another factor affecting estimates of loss frequency and severity is the loss reporting lag, which is the period of time between the occurrence of a loss and the date the loss is reported to the Company. The length of the loss reporting lag affects our ability to accurately predict loss frequency (loss frequencies are more predictable for lines with short reporting lags) as well as the amount of reserves needed for incurred but not reported losses (less IBNR is required for lines with short reporting lags). As a result, loss reserves for lines with short reporting lags are likely to have less variation from initial loss estimates. For lines with short reporting lags, which include commercial automobile, primary workers' compensation, commercial multi-peril business, other liability (claims-made) and property business, the key assumption is the loss emergence pattern used to project ultimate loss estimates from known losses paid or reported to date. For lines of business with long reporting lags, which include other liability (occurrence), products liability, excess workers' compensation and liability reinsurance, the key assumption is the expected loss ratio since there is little paid or incurred loss data to consider.

Historically, the Company has experienced less variation from its initial loss estimates for lines of businesses with short reporting lags than for lines of business with long reporting lags. For example, as of December 31, 2006, initial loss estimates for accident years 1997 through 2005 were increased by an average of 5% for lines with short reporting lags and by an average of 20% for lines with long reporting lags. For the latest accident year ended December 31, 2006, initial loss estimates were $1.6 billion for lines with short reporting lags and $1.3 billion for lines with long reporting lags.

The key assumptions used in calculating the most recent estimate of the loss reserves are reviewed each quarter and adjusted, to the extent necessary, to reflect historical changes, current trends and other factors observed. For example, in 2006 loss reserves for our commercial automobile business were increased to reflect an observed trend of higher severity losses, and in 2006 loss reserves for our California workers' compensation business were decreased to reflect an observed trend of lower severity losses following the enactment of legislative reforms.

If the actual level of loss frequency and severity are higher or lower than expected, the ultimate losses will be different than management's estimate. The following table reflects the impact of changes (which could be favorable or unfavorable) in frequency and severity on our loss estimate for claims occurring in 2006 (dollars in thousands):

                            FREQUENCY (+/-)
                  ------------------------------
SEVERITY (+/-)       1%         5%        10%
                  --------   --------   --------
1%                $ 56,109   $168,886   $309,857
5%                 168,886    286,129    432,683
10%                309,857    432,683    586,215

Our net reserves for losses and loss expenses of $6.9 billion as of December 31, 2006 relate to multiple accident years. Therefore, the impact of changes in frequency or severity for more than one accident year could be higher or lower than the amounts reflected above.

Approximately $1.8 billion, or 25%, of the Company's net loss reserves relate to assumed reinsurance business. There is a higher degree of uncertainty and greater variability regarding estimates of assumed loss reserves because those estimates are based, in part, upon information received from ceding companies. If information received from ceding companies is not timely or correct, the Company's estimate of ultimate losses may not be accurate. Furthermore, due to delayed reporting of claim information by ceding companies, the claim settlement tail for assumed reinsurance is extended. Management considers the impact of delayed reporting in its selection of assumed loss development factors.

Information received from ceding companies is used to set initial expected loss ratios, to establish case reserves and to estimate reserves for incurred but not reported losses on assumed reinsurance business. This information, which is generally provided through reinsurance intermediaries, is gathered through the underwriting process and from periodic claim reports and other correspondence with ceding companies. The Company performs underwriting and claim audits of selected ceding companies to determine the accuracy and completeness of information provided to the Company. The information received from the ceding companies is supplemented by the Company's own loss development experience with similar lines of business as well as industry loss trends and loss development benchmarks.

Following is a summary of the Company's reserves for losses and loss expenses by business segment as of December 31, 2006 and 2005 (dollars in thousands):

                                                  2006          2005
                                               -----------   -----------
Specialty                                      $ 2,498,030   $ 2,103,542
Regional                                         1,071,607       913,768
Alternative Markets                              1,372,517     1,198,389
Reinsurance                                      1,764,767     1,496,455
International                                      240,676       155,136
                                               -----------   -----------
Net reserves for losses and loss expenses        6,947,597     5,867,290
Ceded reserves for losses and loss expenses        836,672       844,470
                                               -----------   -----------
Gross reserves for losses and loss expenses    $ 7,784,269   $ 6,711,760
                                               ===========   ===========

Following is a summary of the Company's net reserves for losses and loss expenses by major line of business as of December 31, 2006 and 2005 (dollars in thousands):

                            REPORTED CASE   INCURRED BUT NOT
                              RESERVES          REPORTED         TOTAL
                            -------------   ----------------   -----------
DECEMBER 31, 2006
   General liability        $     696,074   $      1,824,395   $ 2,520,469
   Workers' compensation          687,127            909,076     1,596,203
   Commercial automobile          354,841            193,995       548,836
   International                   78,489            162,187       240,676
   Other                           98,368            178,278       276,646
                            -------------   ----------------   -----------
      Total primary             1,914,899          3,267,931     5,182,830
   Reinsurance                    680,272          1,084,495     1,764,767
                            -------------   ----------------   -----------
        Total               $   2,595,171   $      4,352,426   $ 6,947,597
                            =============   ================   ===========

DECEMBER 31, 2005
   General liability        $     644,278   $      1,410,008   $ 2,054,286
   Workers' compensation          602,855            808,207     1,411,062
   Commercial automobile          326,827            175,320       502,147
   International                   52,144            102,992       155,136
   Other                          104,803            143,401       248,204
                            -------------   ----------------   -----------
      Total primary             1,730,907          2,639,928     4,370,835
   Reinsurance                    686,551            809,904     1,496,455
                            -------------   ----------------   -----------
        Total               $   2,417,458   $      3,449,832   $ 5,867,290
                            =============   ================   ===========

For the year ended December 31, 2006, the Company reported losses and loss expenses of $2.9 billion, of which $27 million represented an increase in estimates for claims occurring in prior years. The estimates for claims occurring in prior years were increased by $69 million for assumed reinsurance and decreased by $42 million for primary business. On an accident year basis, the change in prior year reserves is comprised of an increase in estimates for claims occurring in accident years 1998 through 2002 of $143 million and a decrease in estimates for claims occurring in accident years 2004 and 2005 of $116 million.

Case reserves for primary business increased 11% to $1.9 billion as a result of a 3% increase in the number of outstanding claims and a 8% increase in the average case reserve per claim. Reserves for incurred but not reported losses for primary business increased 24% to $3.3 billion at December 31, 2006 from $2.6 billion at December 31, 2005. By segment, prior year reserves decreased by $48 million for alternative markets, $6 million for specialty and $4 million for international and increased by $16 million for regional. By line of business, prior year reserves decreased by $45 million for workers' compensation, $2 million for commercial automobile lines and $10 million for other lines and increased by $15 million for general liability. The decrease in workers' compensation prior year reserves reflects the favorable impact of workers' compensation reforms in California on loss cost trends.

Case reserves for reinsurance business decreased 1% to $680 million at December 31, 2006 from $687 million at December 31, 2005. Reserves for incurred but not reported losses for reinsurance business increased 34% to $1,084 million at December 31, 2006 from $810 million at December 31, 2005. Prior year reserves increased $69 million as losses reported by ceding companies for those years were higher than expected. The Company sets its initial loss estimates based principally upon information obtained during the underwriting process and adjusts these estimates as losses are reported by ceding companies and additional information becomes available.

ASSUMED REINSURANCE PREMIUMS. The Company estimates the amount of assumed reinsurance premiums that it will receive under treaty reinsurance agreements at the inception of the contracts. These premium estimates are revised as the actual amount of assumed premiums is reported to the Company by the ceding companies. As estimates of assumed premiums are made or revised, the related amount of earned premium, commissions and incurred losses associated with those premiums are recorded. Estimated assumed premiums receivable were approximately $139 million and $90 million at December 31, 2006 and 2005, respectively. The assumed premium estimates are based upon terms set forth in the reinsurance agreement, information received from ceding companies during the underwriting and negotiation of the agreement, reports received from ceding companies and discussions and correspondence with reinsurance intermediaries. The Company also considers its own view of market conditions, economic trends and experience with similar lines of business. These premium estimates represent management's best estimate of the ultimate premiums to be received under its assumed reinsurance agreements.

BUSINESS SEGMENT RESULTS

Following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2006 and 2005. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit.

(DOLLARS IN THOUSANDS)        2006            2005
----------------------    ------------    ------------
SPECIALTY
Gross premiums written    $  1,918,521    $  1,932,821
Net premiums written         1,814,479       1,827,865
Premiums earned              1,752,507       1,682,193
Loss ratio                        59.1%           62.4%
Expense ratio                     25.0%           25.1%
Combined ratio                    84.1%           87.5%
                          ------------    ------------
REGIONAL
Gross premiums written    $  1,415,311    $  1,384,574
Net premiums written         1,235,302       1,196,487
Premiums earned              1,205,912       1,173,174
Loss ratio                        59.7%           55.8%
Expense ratio                     30.6%           30.6%
Combined ratio                    90.3%           86.4%
                          ------------    ------------
ALTERNATIVE MARKETS
Gross premiums written    $    747,680    $    781,411
Net premiums written           651,255         669,774
Premiums earned                658,805         663,478
Loss ratio                        53.5%           59.4%
Expense ratio                     22.1%           20.1%
Combined ratio                    75.6%           79.5%
                          ------------    ------------
REINSURANCE
Gross premiums written    $    940,797    $    770,781
Net premiums written           892,769         719,540
Premiums earned                859,411         754,097
Loss ratio                        72.0%           74.1%
Expense ratio                     27.8%           30.1%
Combined ratio                    99.8%          104.2%
                          ------------    ------------
INTERNATIONAL
Gross premiums written    $    254,605    $    218,396
Net premiums written           225,188         190,908
Premiums earned                215,987         187,993
Loss ratio                        64.2%           66.5%
Expense ratio                     32.0%           29.6%
Combined ratio                    96.2%           96.1%
                          ------------    ------------
CONSOLIDATED
Gross premiums written    $  5,276,914    $  5,087,983
Net premiums written         4,818,993       4,604,574
Premiums earned              4,692,622       4,460,935
Loss ratio                        61.0%           62.4%
Expense ratio                     27.0%           26.9%
Combined ratio                    88.0%           89.3%

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005

The following table presents the Company's net income and net income per share for the years ended December 31, 2006 and 2005 (amounts in thousands, except per share data):

                                     2006       2005
                                   --------   --------
Net income                         $699,518   $544,892
Weighted average diluted shares     201,961    200,426
Net income per diluted share       $   3.46   $   2.72

The increase in net income in 2006 compared with 2005 reflects higher investment income and higher profits from underwriting activity. The increase in investment income was the result of an increase in average invested assets as well as an increase in the average yield on investments. The improvement in underwriting results was primarily attributable to lower prior year loss reserve development and to lower weather-related losses.

GROSS PREMIUMS WRITTEN. Gross premiums written were $5.3 billion in 2006, up 4% from 2005. While prices increased significantly in 2002 and 2003, the Company experienced an increased level of price competition beginning in 2004. This trend continued in 2005 and 2006 with price levels for renewal business declining approximately 2% as compared with the prior year period.

Gross premiums include approximately $94 million of premiums written by new businesses units established in December 2005. In 2005, the Company developed sufficient information to begin recognizing unbilled audit premiums as such premiums are earned. The accrual for earned but unbilled audit premiums increased premiums written and earned by $22 million in 2006 and $57 million in 2005. Gross premiums for the regional and alternative markets segments include premiums written on behalf of assigned risk plans managed by the Company. The assigned risk business is fully reinsured by the respective state-sponsored assigned risk plans.

A summary of gross premiums written in 2006 compared with 2005 by business segment follows:

      - Specialty gross premiums decreased by 1% to $1,919 million in 2006 from $1,933 million in 2005. The number of new and renewal policies issued in 2006, net of policy cancellations, increased 1%. Average prices for renewal policies, adjusted for changes in exposure, decreased 4%. Gross premiums written decreased 11% for professional liability, 6% for products liability, 4% for premises operations and 1% for commercial automobile. Gross premiums written increased 34% for property lines.

      - Regional gross premiums increased by 2% to $1,415 million in 2006 from $1,385 million in 2005. The number of new and renewal policies issued in 2006, net of policy cancellations, decreased 1%. Average prices for renewal policies, adjusted for changes in exposure, decreased 2%. Gross premiums written increased 4% for workers' compensation, 2% for commercial automobile and 1% for commercial multiple peril. Gross premiums include assigned risk premiums of $102 million in 2006 and $114 million in 2005.

      - Alternative markets gross premiums decreased by 4% to $748 million in 2006 from $781 million in 2005. The number of new and renewal policies issued in 2006, net of policy cancellations, was essentially unchanged. Average prices for renewal policies, adjusted for changes in exposure, decreased 5%. Gross premiums written decreased 10% for primary workers' compensation and increased 2% for excess workers' compensation. The decline in premiums for primary workers' compensation was primarily due to rate decreases in California. Gross premiums include assigned risk premiums of $67 million in 2006 and $76 million in 2005.

      - Reinsurance gross premiums increased by 22% to $941 million in 2006 from $771 million in 2005. Average prices for renewal business increased 3%. Casualty gross premiums written increased 25% to $783 million, and property gross premiums written increased 9% to $158 million. The 2006 premiums include $131 million related to two new medical malpractice reinsurance agreements. While these agreements contain limits on the potential amount of losses to be paid by the Company, they also contain limits on the potential amount of profit that may be earned by the Company.

      - International gross premiums increased by 17% to $255 million in 2006 from $218 million in 2005 due to growth in Europe and Argentina.

NET PREMIUMS EARNED. Net premiums earned increased 5% to $4.7 billion from $4.5 billion in 2005. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2006 are related to business written during both 2006 and 2005. The 5% growth rate for 2006 earned premiums reflects the underlying growth in net premiums written in those years.

NET INVESTMENT INCOME. Following is a summary of net investment income for the years ended December 31, 2006 and 2005

                                                                   AVERAGE ANNUALIZED
(DOLLARS IN THOUSANDS)                             AMOUNT                YIELD
------------------------------------------   -------------------   ------------------
                                              2006       2005        2006      2005
                                             --------   --------   -------   --------
Fixed maturity securities, including cash    $440,987   $336,126       4.7%       4.2%
Arbitrage trading account                      74,551     28,095      10.4%       6.2%
Investments in partnerships and affiliates     37,145     18,545       9.5%       6.8%
Equity securities available for sale           35,662     25,529       6.8%       6.3%
Other                                            (369)    (1,360)
                                             --------   --------
  Gross investment income                     587,976    406,935       5.3%       4.4%
Investment expenses                            (1,801)    (2,973)
                                             --------   --------
       Total                                 $586,175   $403,962
                                             --------   --------

Net investment income increased 45% to $586 million in 2006 from $404 million in 2005. Average invested assets (including cash and cash equivalents) increased 20% to $11 billion in 2006 from $9 billion in 2005 as a result of cash flow from operations. The average annualized gross yield on investments increased to 5.3% in 2006 from 4.4% in 2005 due to higher short-term interest rates and higher returns from the arbitrage trading account.

SERVICE FEES. The alternative markets segment offers fee-based services to help clients develop and administer self-insurance programs, primarily for workers' compensation coverage. Service fees were $105 million in 2006, down from $111 million in 2005, primarily as a result of a decline in fees for managing state-sponsored assigned risk plans.

REALIZED INVESTMENT GAINS. Realized investment gains result primarily from sales of securities, as well as from provisions for other than temporary impairment in securities. Realized investment gains were $10 million in 2006 compared with $17 million in 2005. Charges for impairment of investments were $0.1 million in 2006 and $1.6 million in 2005. The Company buys and sells securities on a regular basis in order to maximize the total return on investments. Decisions to sell securities are based on management's view of the underlying fundamentals of specific securities as well as management's expectations regarding interest rates, credit spreads, currency values and general economic conditions.

LOSSES AND LOSS EXPENSES. Losses and loss expenses increased 3% to $2.9 billion in 2006 from $2.8 billion in 2005 primarily due to increased premium volume. The consolidated loss ratio was 61.0% in 2006 compared with 62.4% in 2005. The 2006 loss ratio reflects lower prior year loss reserve development ($27 million in 2006 compared with $187 million in 2005) and lower storm losses ($39 million in 2006 compared with $99 million in 2005). These improvements were partially offset by an increase in the expected loss ratio for accident year 2006 as a result of a decline in average prices. A summary of loss ratios in 2006 compared with 2005 by business segment follows:

      - Specialty's loss ratio decreased to 59.1% in 2006 from 62.4% in 2005 principally due to the impact of prior year loss reserve development (favorable loss reserve development of $6 million in 2006 compared with unfavorable loss reserve development of $91 million in 2005).

      - The regional loss ratio increased to 59.7% in 2006 from 55.8% in 2005. The 2006 loss ratio reflects an increase in the expected loss ratio for accident year 2006 as a result of a decline in average prices. Weather-related losses were $39 million in 2006 compared with $35 million in 2005.

      - Alternative market's loss ratio decreased to 53.5% from 59.4% primarily as a result of continued favorable reserve development related to workers' compensation business in California.

      - The reinsurance loss ratio decreased to 72.0% in 2006 from 74.1% in 2005. The decrease reflects the impact of lower weather-related losses (with no weather-related losses in 2006 compared with $49 million in 2005) and lower prior year loss reserve development. These were partially offset by relatively higher loss ratios for the new medical malpractice reinsurance agreements referred to above.

      - The international loss ratio decreased to 64.2% in 2006 from 66.5% in 2005 primarily as a result of favorable reserve development related to professional indemnity business written in the United Kingdom.

OTHER OPERATING COSTS AND EXPENSES. Following is a summary of other operating costs and expenses for the years ended December 31, 2006 and 2005 (dollars in thousands):

                               2006          2005
                           -----------   -----------
Underwriting expenses      $ 1,267,217   $ 1,202,043
Service expenses                88,961        91,134
Other costs and expenses        92,988        65,397
                           -----------   -----------
     Total                 $ 1,449,166   $ 1,358,574
                           ===========   ===========

Underwriting expenses increased 5% primarily as a result of higher premium volume. Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. The consolidated expense ratio (underwriting expenses expressed as a percentage of premiums earned) was 27.0% in 2006 compared with 26.9% in 2005.

Service expenses, which represent the costs associated with the alternative market's fee-based business, decreased 2% to $89 million primarily as a result of a decrease in costs associated with the servicing of assigned risk plan business.

Other costs and expenses, which represent general and administrative expenses for the parent company, increased 42% to $93 million primarily as a result of higher costs for incentive compensation programs.

INTEREST EXPENSE. Interest expense increased 8% to $93 million as a result of interest expense related to $200 million of 5.6% senior notes issued in May 2005 and $250 million of 6.75% junior subordinated debentures issued in July 2005. This was partially offset by a reduction in interest expense as a result of the repayment of $100 million 6.25% senior notes in January 2006 and the repayment of $210 million 8.197% junior subordinate notes in December 2006. In February 2007, the Company issued $250 million of 6.25% senior notes due February 15, 2037.

INCOME TAXES. The effective income tax rate was 29% in 2006 and 2005. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income.

BUSINESS SEGMENT RESULTS

Following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2005 and 2004. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit.

(DOLLARS IN THOUSANDS)         2005           2004
-----------------------     -----------    -----------
SPECIALTY
Gross premiums written      $ 1,932,821    $ 1,607,974
Net premiums written          1,827,865      1,497,567
Premiums earned               1,682,193      1,391,652
Loss ratio                         62.4%          61.7%
Expense ratio                      25.1%          25.6%
Combined ratio                     87.5%          87.3%
                            -----------    -----------
REGIONAL
Gross premiums written      $ 1,384,574    $ 1,295,659
Net premiums written          1,196,487      1,128,800
Premiums earned               1,173,174      1,068,552
Loss ratio                         55.8%          55.7%
Expense ratio                      30.6%          31.2%
Combined ratio                     86.4%          86.9%
                            -----------    -----------
ALTERNATIVE MARKETS
Gross premiums written      $   781,411    $   756,349
Net premiums written            669,774        640,491
Premiums earned                 663,478        605,996
Loss ratio                         59.4%          70.6%
Expense ratio                      20.1%          21.2%
Combined ratio                     79.5%          91.8%
                            -----------    -----------
REINSURANCE
Gross premiums written      $   770,781    $   868,208
Net premiums written            719,540        823,772
Premiums earned                 754,097        841,451
Loss ratio                         74.1%          69.5%
Expense ratio                      30.1%          29.1%
Combined ratio                    104.2%          98.6%
                            -----------    -----------
INTERNATIONAL
Gross premiums written      $   218,396    $   195,938
Net premiums written            190,908        175,731
Premiums earned                 187,993        153,441
Loss ratio                         66.5%          61.0%
Expense ratio                      29.6%          30.0%
Combined ratio                     96.1%          91.0%
                            -----------    -----------
CONSOLIDATED
Gross premiums written      $ 5,087,983    $ 4,724,128
Net premiums written          4,604,574      4,266,361
Premiums earned               4,460,935      4,061,092
Loss ratio                         62.4%          63.0%
Expense ratio                      26.9%          27.4%
Combined ratio                     89.3%          90.4%

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004

The following table presents the Company's net income and net income per share for the year ended December 31, 2005 and 2004 (amounts in thousands, except per share data):

                                    2005         2004
                                   --------    ---------
Net income                         $544,892    $ 438,105
Weighted average diluted shares     200,426      198,408
Net income per diluted share       $   2.72    $    2.21

The increase in net income in 2005 compared with 2004 reflects higher investment income and higher profits from underwriting activity. The increase in investment income was the result of a 28% increase in average invested assets arising from cash flow provided by operating and financing activity. The improvement in underwriting results is attributable to a 10% increase in earned premiums, a 0.6 percentage point decrease in the loss ratio (losses and loss expenses incurred expressed as a percentage of premiums earned), and a 0.5 percentage point decrease in the expense ratio (underwriting expenses expressed as a percentage of premiums earned). Weather-related losses were $99 million in 2005 and $60 million in 2004, and included hurricane losses of $74 million and $34 million, respectively.

GROSS PREMIUMS WRITTEN. Gross premiums written were $5.1 billion in 2005, up 8% from 2004. Prior to 2005, audit premiums were not considered to be reliably determinable until such audits were completed and billed. In 2005, the Company developed sufficient information to begin recognizing unbilled audit premiums as such premiums are earned. The accrual for earned but unbilled audit premiums increased premiums written and earned by $57 million and income before income taxes by $11 million in 2005.

Gross premiums for the regional and alternative markets segments include premiums written on behalf of assigned risk plans managed by the Company. The assigned risk business is fully reinsured by the respective state-sponsored assigned risk plans.

A summary of gross premiums written in 2005 compared with 2004 by business segment follows:

      - Specialty gross premiums increased by 20% to $1.9 billion in 2005 from $1.6 billion in 2004. Gross premiums for Berkley Specialty Underwriting Managers, LLC, which began in July 2004, were $166 million in 2005 compared to $52 million in 2004. The number of new and renewal policies issued in 2005, net of policy cancellations, increased 13%. Average prices for renewal policies, adjusted for changes in exposure, decreased 2%. Gross premiums written increased 31% for premises operations, 18% for products liability, 15% for property lines and 6% for automobile. Gross premiums written decreased 8% for professional liability lines.

      - Regional gross premiums increased by 7% to $1.4 billion in 2005 from $1.3 billion in 2004. The number of new and renewal policies issued in 2005, net of policy cancellations, decreased 5%. Average prices for renewal policies, adjusted for changes in exposure, decreased 1%. Gross premiums written increased 10% for workers' compensation, 4% for commercial automobile and 4% for commercial multiple peril. Gross premiums include assigned risk premiums of $114 million in 2005 and $95 million in 2004.

      - Alternative markets gross premiums increased by 3% to $781 million in 2005 from $756 million in 2004. The number of new and renewal policies issued in 2005, net of policy cancellations decreased 1%. Average prices for renewal policies, adjusted for changes in exposure, decreased 2%. Gross premiums written decreased 1% for primary workers' compensation and increased 15% for excess workers' compensation. The decline in premiums for primary workers' compensation was primarily due to rate decreases in California. Gross premiums include gross premiums for assigned risk plans of $65 million in 2005 and $73 million in 2004.

      - Reinsurance gross premiums decreased by 11% to $771 million in 2005 from $868 million in 2004. The decrease in business written includes a planned decline of $93 million in reinsurance written through Lloyd's and a decrease of $56 million as a result of the discontinuance of a facultative relationship with a particular ceding company. Casualty gross premiums written decreased 9% to $626 million, and property gross premiums written decreased 19% to $145 million.

      - International gross premiums increased by 11% to $218 million in 2005 from $196 million in 2004 due to growth in Europe and Argentina.

NET PREMIUMS EARNED. Net premiums earned increased 10% to $4.5 billion from $4.1 billion in 2004. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2005 are related to business written during both 2005 and 2004. The 10% growth rate for 2005 earned premiums reflects the underlying growth in net premiums written in those years. The increase in earned premiums in 2005 also reflects the accrual for earned but unbilled audit premiums of $57 million referred to above.

NET INVESTMENT INCOME. Following is a summary of net investment income for the years ended December 31, 2005 and 2004 (dollars in thousands):

                                                                      AVERAGE ANNUALIZED
                                                      AMOUNT                YIELD
                                              ---------------------   ------------------
                                                 2005        2004       2005      2004
                                              ---------   ---------   --------   -------
Fixed maturity securities, including cash     $ 336,126   $ 242,270        4.2%      3.9%
Arbitrage trading account                        28,095      13,743        6.2%      3.7%
Investments in partnerships and affiliates       18,545      16,906        6.8%      9.1%
Equity securities available for sale             25,529      21,005        6.3%      5.8%
Other                                            (1,360)        (58)
                                              ---------   ---------
  Gross investment income                       406,935     293,866        4.4%      4.1%
Investment expenses and interest                 (2,973)     (2,571)
                                              ---------   ---------
       Total                                  $ 403,962   $ 291,295
                                              =========   =========

Net investment income increased 39% to $404 million in 2005 from $291 million in 2004. Average invested assets (including cash and cash equivalents) increased 28% to $9.2 billion in 2005 from $7.2 billion in 2004 as a result of cash flow from operations. The average annualized gross yield on investments increased to 4.4% in 2005 from 4.1% in 2004 due to higher short-term interest rates and higher returns from the arbitrage trading account.

SERVICE FEES. The alternative markets segment offers fee-based services to help clients develop and administer self-insurance programs, primarily for workers' compensation coverage. Service fees were $111 million in 2005 and $109 million in 2004.

REALIZED INVESTMENT GAINS. Realized investment gains result primarily from sales of securities, as well as from provisions for other than temporary impairment in securities. Realized investment gains were $17 million in 2005 compared with $48 million in 2004. Charges for impairment of investments were $1.6 million in 2005 and $2.8 million in 2004. The Company buys and sells securities on a regular basis in order to maximize the total return on investments. Decisions to sell securities are based on management's view of the underlying fundamentals of specific securities as well as management's expectations regarding interest rates, credit spreads, currency values and general economic conditions.

LOSSES AND LOSS EXPENSES. Losses and loss expenses increased 9% to $2.8 billion in 2005 from $2.6 billion in 2004 due to increased premium volume. The consolidated loss ratio was 62.4% in 2005 compared with 63.0% in 2004. The 2005 loss ratio reflects lower prior year loss reserve development ($187 million in 2005 compared with $295 million in 2004). Weather-related losses, including losses attributable to Hurricanes Katrina, Rita and Wilma, were $99 million in 2005 compared with $60 million in 2004. A summary of loss ratios in 2005 compared with 2004 by business segment follows:

      - Specialty's loss ratio increased to 62.4% in 2005 from 61.7% in 2004 principally due to an increase in estimated losses for commercial transportation business.

      - The regional loss ratio increased to 55.8% in 2005 from 55.7% in 2004. Weather-related losses were $35 million in 2005 compared with $28 million in 2004.

      - Alternative market's loss ratio decreased to 59.4% from 70.6% primarily as a result of the favorable reserve development related to workers' compensation business in California.

      - The reinsurance loss ratio increased to 74.1% in 2005 from 69.5% in 2004 primarily as a result of higher weather-related losses ($49 million in 2005 compared with $27 million in 2004).

      - The international loss ratio increased to 66.5% in 2005 from 61.0% in 2004 primarily as a result of an increase in losses for business written in Argentina and Europe.

OTHER OPERATING COSTS AND EXPENSES. Following is a summary of other operating costs and expenses for the years ended December 31, 2005 and 2004 (dollars in thousands):

                                2005         2004
                            -----------   -----------
Underwriting expenses       $ 1,202,043   $ 1,114,750
Service expenses                 91,134        84,404
Other costs and expenses         65,397        48,835
                            -----------   -----------
     Total                  $ 1,358,574   $ 1,247,989
                            ===========   ===========

Underwriting expenses increased 8% primarily as a result of higher premium volume. Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. The consolidated expense ratio (underwriting expenses expressed as a percentage of premiums earned) was 26.9% in 2005 compared with 27.4% in 2004.

Service expenses, which represent the costs associated with the alternative market's fee-based business, increased 8% to $91 million primarily as a result of a increase in costs associated with the servicing of assigned risk plan business as well as higher compensation costs.

Other costs and expenses, which represent general and administrative expenses for the parent company, increased 34% to $65 million primarily as a result of higher incentive compensation costs.

INTEREST EXPENSE. Interest expense increased 29% to $86 million as a result of interest expense related to $150 million of 6.15% senior notes issued in August 2004, $200 million of 5.6% senior notes issued in May 2005 and $250 million of 6.75% junior subordinated debentures issued in July 2005.

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

The carrying value of the Company's investment portfolio and investment-related assets as of December 31, 2006 and 2005 were as follows (dollars in thousands):

                                                             2006          2005
                                                         ------------   ------------
Fixed maturity securities                                $  9,158,607   $  8,485,104
Equity securities available for sale                          866,422        435,699
Equity securities trading account                             639,481        567,760
Investments in partnerships and affiliates                    449,854        321,662
                                                         ------------   ------------
      Total investments                                    11,114,364      9,810,225

Cash and cash equivalents                                     754,247        672,941
Trading account receivables                                   312,220         98,229
Trading account securities sold but not yet purchased        (170,075)      (198,426)
Unsettled sales (purchases)                                     1,542         (4,719)
                                                         ------------   ------------
      Total                                              $ 12,012,298   $ 10,378,250
                                                         ============   ============

FIXED MATURITIES. The Company's investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, management of the available for sale portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations. At December 31, 2006 (as compared to December 31, 2005), the fixed maturities portfolio mix was as follows: U.S. Government securities were 15% (15% in 2005); state and municipal securities were 50% (55% in 2005); corporate securities were 9% (9% in 2005); mortgage-backed securities were 22% (18% in 2005); and foreign bonds were 4% (3% in 2005).

The Company's philosophy related to holding or selling fixed maturity securities is based on its objective of maximizing total return. The key factors that management considers in its investment decisions as to whether to hold or sell fixed maturity securities are its view of the underlying fundamentals of specific securities as well as its expectations regarding interest rates, credit spreads and currency values. In a period in which management expects interest rates to rise, the Company may sell longer duration securities in order to mitigate the impact of an interest rate rise on the market value of the portfolio. Similarly, in a period in which management expects credit spreads to widen, the Company may sell lower quality securities, and in a period in which management expects certain foreign currencies to decline in value, the Company may sell securities denominated in those foreign currencies. The sale of fixed maturity securities in order to achieve the objective of maximizing total return may result in realized gains; however, there is no reason to expect these gains to continue in future periods.

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

INVESTMENTS IN PARTNERSHIPS AND AFFILIATES. At December 31, 2006 (as compared to December 31, 2005), investments in partnerships and affiliates were as follows: equity in Kiln plc was $96 million ($74 million in 2005); real estate funds were $275 million ($160 million in 2005); and other investments were $79 million ($88 million in 2005).

SECURITIES IN AN UNREALIZED LOSS POSITION. The following table summarizes all securities in an unrealized loss position at December 31, 2006 and 2005 by the length of time those securities have been continuously in an unrealized loss position:

                                          NUMBER OF    AGGREGATE        GROSS
       (Dollars in thousands)            SECURITIES    FAIR VALUE   UNREALIZED LOSS
-------------------------------------    ----------   -----------   ---------------
December 31, 2006

Fixed maturities:
  0 - 6 months                                  100   $   802,595   $         2,309
  7- 12 months                                   62       645,331             4,445
  Over 12 months                                269     2,843,721            44,389
                                         ----------   -----------   ---------------
     Total                                      431   $ 4,291,647   $        51,143
                                         ----------   -----------   ---------------

Equity securities available for sale:
  0 - 6 months                                    8   $    75,568   $           320
  7- 12 months                                    9        60,853               250
  Over 12 months                                 16       105,085             1,583
                                         ----------   -----------   ---------------
     Total                                       33   $   241,506   $         2,153
                                         ==========   ===========   ===============

December 31, 2005

Fixed maturities:
  0 - 6 months                                  237   $ 2,921,830   $        29,928
  7- 12 months                                   65       878,549            12,124
  Over 12 months                                 96       847,400            17,410
                                         ----------   -----------   ---------------
     Total                                      398   $ 4,647,779   $        59,462
                                         ----------   -----------   ---------------

Equity securities available for sale:
  0 - 6 months                                   38   $    45,443   $         1,221
  7- 12 months                                   15       106,979             2,571
  Over 12 months                                  4        11,364               609
                                         ----------   -----------   ---------------
     Total                                       57   $   163,786   $         4,401
                                         ==========   ===========   ===============

At December 31, 2006, gross unrealized gains were $230 million, or 2% of total investments, and gross unrealized losses were $53 million, or 0.4% of total investments. There were 356 securities that have been continuously in an unrealized loss position for more than six months. Those securities had an aggregate fair value of $3.7 billion and an aggregate unrealized loss of $51 million. The decline in market value for these securities is primarily due to an increase in market interest rates.

Management regularly reviews all securities that have a fair value less than cost to determine whether an other than temporary impairment has occurred. In determining whether a decline in fair value is other than temporary, management assesses whether the fair value is expected to recover and whether the Company has the intent to hold the investment until it recovers. The Company's assessment of its intent to hold an investment until it recovers is based on conditions at the time the assessment is made, including general market conditions, the Company's overall investment strategy and management's view of the underlying value of an investment relative to its current price. If a decline in value is considered other than temporary, the Company reduces the carrying value of the security and reports a realized loss on its statement of income.

      The following table shows the composition by Standard & Poor's ("S&P") and Moody's ratings of the fixed maturity securities in our portfolio with gross unrealized losses at December 31, 2006. Not all of the securities are rated by S&P and/or Moody's (dollars in thousands).

                                      UNREALIZED LOSS                   FAIR VALUE
                                ----------------------------   -------------------------------
 S&P RATING    MOODY'S RATING    AMOUNT     PERCENT TO TOTAL      AMOUNT      PERCENT TO TOTAL
------------   --------------   ---------   ----------------   ------------   ----------------
  AAA/AA/A        Aaa/Aa/A      $  47,087               92.1%  $  4,067,017               94.8%
     BBB            Baa             3,604                7.1        194,625                4.5
     BB             Ba                 71                0.1         14,258                0.3
      B              B                381                0.7         15,747                0.4
CCC or Lower   Caa or lower            --                 --             --                 --
     N/A             N/A               --                 --             --                 --
               --------------   ---------   ----------------   ------------   ----------------
                   Total        $  51,143              100.0%   $ 4,291,647              100.0%
               ==============   =========   ================   ============   ================

The scheduled maturity dates for fixed maturity securities in an unrealized loss position at December 31, 2006 are shown in the following table (dollars in thousands):

                                                UNREALIZED LOSS                  FAIR VALUE
                                          ---------------------------   ------------------------------
                                           AMOUNT    PERCENT TO TOTAL      AMOUNT     PERCENT TO TOTAL
                                          --------   ----------------   -----------   ----------------
Due in one year or less                   $  3,388                6.6%  $   662,115               15.4%
Due after one year through five years       12,453               24.3       758,441               17.7
Due after five years through ten years      11,655               22.8     1,152,358               26.9
Due after ten years                          9,885               19.4       550,184               12.8
Mortgage and asset-backed securities        13,762               26.9     1,168,549               27.2
                                          --------   ----------------   -----------   ----------------
  Total fixed income securities           $ 51,143              100.0%  $ 4,291,647              100.0%
                                          ========   ================   ===========   ================

      Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Due to the periodic repayment of principal, the mortgage and asset-backed securities are estimated to have an effective maturity of approximately 2.4 years.

MARKET RISK. The Company's market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company's investment portfolio as a result of fluctuations in credit quality and interest rates. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. In addition, the Company's international businesses and securities are subject to currency exchange rate risk. As discussed above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations. In response to interest rate changes and management's expectations regarding future interest rates, the Company shortened the duration for the fixed income portfolio from 3.8 years to 3.3 years during 2006.

The following table outlines the groups of fixed maturity securities and the components of the interest rate risk at December 31, 2006:

                               EFFECTIVE
                                DURATION    FAIR VALUE
                                (YEARS)      (000S)
                               ---------   -----------
Cash and cash equivalents            0.1   $   754,247
U. S. Government securities          3.2     1,391,921
State and municipal                  5.4     4,570,297
Corporate                            3.1       806,447
Foreign                              3.9       369,428
Mortgage-backed securities           2.4     2,034,361
                               ---------   -----------
Total                                3.3   $ 9,926,701
                               =========   ===========

Duration is a common gauge of the price sensitivity of a fixed income portfolio to a change in interest rates. The Company determines the estimated change in fair value of the fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securities static. The fair value at specified levels at December 31, 2006 would be as follows:

                            ESTIMATED FAIR VALUE OF    ESTIMATED CHANGE IN FAIR
                           FIXED MATURITY SECURITIES             VALUE
                           -------------------------   ------------------------
CHANGE IN INTEREST RATES            (000S)                      (000S)
300 basis point rise       $               9,026,883   $               (899,818)
200 basis point rise                       9,326,823                   (599,878)
100 basis point rise                       9,626,762                   (299,939)
Base scenario                              9,926,701                         --
100 basis point decline                   10,219,302                    292,601
200 basis point decline                   10,511,904                    585,203
300 basis point decline                   10,804,505                    877,804

Arbitrage investing differs from other types of investments in that its focus is on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general stock market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales. Additionally, the arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. The Company's merger arbitrage securities are primarily exposed to the risk of completion of announced deals, which are subject to regulatory as well as transactional and other risks.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW. Cash flow provided from operating activities was $1.6 billion in 2006, $1.7 billion in 2005 and $1.6 billion in 2004. The levels of cash flow provided by operating activities over these years, which are high by historical measures in relation to both earned premiums and net income, are a result of strong growth in premiums and investment income and relatively low paid losses. Cash flow provided by operating activities in 2006, 2005 and 2004 is net of cash transfers to the arbitrage trading account of $225 million, $80 million and $73 million, respectively. The decrease in operating cash flow in 2006 compared with 2005 was primarily due to cash transfers to the arbitrage trading account.

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. During 2007, the maximum amount of dividends which can be paid without regulatory approval is approximately $603 million. The ability of the holding company to service its debt obligations is limited by the ability of the insurance subsidiaries to pay dividends. In the event dividends, tax payments and management fees available to the holding company were inadequate to service its debt obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.

The Company's insurance subsidiaries' principal sources of cash are premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal uses of cash are payments for claims, taxes, operating expenses and dividends. The Company expects its insurance subsidiaries to fund the payment of losses with cash received from premiums, investment income and fees. The Company targets an average duration for its investment portfolio that is within one year of the average duration of its liabilities so that portions of its investment portfolio mature throughout the claim cycle and are available for the payment of claims if necessary. In the event operating cash flow and proceeds from maturities and prepayments of fixed income securities are not sufficient to fund claim payments and other cash requirements, the remainder of the Company's cash and investments is available to pay claims and other obligations as they become due. The Company's investment portfolio is highly liquid, with approximately 83% invested in cash, cash equivalents and marketable fixed income securities as of December 31, 2006. If the sale of fixed income securities were to become necessary, a realized gain or loss equal to the difference between the cost and sales price of securities sold would be recognized.

FINANCING ACTIVITY. In June 2006, the Company repurchased 1.4 million shares of its common stock for $44.4 million. On November 1, 2006, the Board of Directors increased the Company's repurchase authorization to permit the Company to repurchase up to 22.6 million shares.

At December 31, 2006, the Company had senior notes, junior subordinated debentures and other debt outstanding with a carrying value of $1,111 million and a face amount of $1,127 million. The maturities of the outstanding debt are $89 million in 2008, $150 million in 2010, $200 million in 2013, $200 million in 2015, $150 million in 2019, $76 million in 2022, $12 million in 2023 and $250 million in 2045 (prepayable in 2010).

The Company repaid $100 million of 6.25% senior notes at their maturity in January 2006. The Company repaid $210 million of junior subordinated debentures on December 15, 2006 contemporaneously with the redemption of $210 million of 8.197% trust preferred securities by the W. R. Berkley Capital Trust. This amount included preferred securities already repurchased by the Company. In addition, in February 2007, the Company issued $250 million of 6.25% senior notes due February 15, 2037.

At December 31, 2006, stockholders' equity was $3.3 billion and total capitalization (stockholders' equity, senior notes, junior subordinated debentures and other debt) was $4.4 billion. The percentage of the Company's capital attributable to senior notes and other debt and junior subordinated debentures was 25% at December 31, 2006, compared with 36% at December 31, 2005.

FEDERAL AND FOREIGN INCOME TAXES

The Company files a consolidated income tax return in the U. S. and foreign tax returns in each of the countries in which it has overseas operations. At December 31, 2006, the Company had a deferred tax asset, net of valuation allowance, of $406 million (which primarily relates to loss and loss expense reserves and unearned premium reserves) and a deferred tax liability of $263 million (which primarily relates to deferred policy acquisition costs, unrealized investment gains and intangible assets). The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

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

For 2007, the Company's property catastrophe reinsurance provides protection for 97% of the net loss between $10 million and $85 million, and its casualty contingency agreement provides protection for 100% of the net loss between $2 million and $25 million. The catastrophe and casualty contingency reinsurance agreements are subject to certain limits, exclusions and reinstatement premiums. For business written through Lloyd's, the Company has separate catastrophe excess of loss and quota share agreements secured through its Lloyd's general agents.

CONTRACTUAL OBLIGATIONS

Following is a summary of the Company's contractual obligations as of December 31, 2006 (amounts in thousands):

ESTIMATED PAYMENTS BY PERIODS       2007           2008          2009         2010        2011      THEREAFTER
------------------------------   -----------   -----------   -----------   ----------   ---------   ----------
Gross reserves for losses        $ 2,035,349   $ 1,436,378   $ 1,100,839   $  862,016   $ 615,972   $2,494,908
Policyholders account balances        31,509        21,044        16,297       13,194      11,016       13,867
Operating lease obligations           18,279        16,687        13,382       11,301       7,739       16,715
Purchase obligation                   21,103        19,752           489          489         400           --
Junior subordinated debentures            --            --            --           --          --      250,000
Senior notes                              --        88,800            --      150,000          --      638,250
Other long-term liabilities           31,317        18,035        14,949        7,762       2,148        5,591
                                 -----------   -----------   -----------   ----------   ---------   ----------
    Total                        $ 2,137,557   $ 1,600,696   $ 1,145,956   $1,044,762   $ 637,275   $3,419,331
                                 ===========   ===========   ===========   ==========   =========   ==========

The estimated payments for reserves for losses and loss expenses in the above table represent the projected payments for gross loss and loss expense reserves related to losses incurred as of December 31, 2006. The estimated payments in the above table do not consider payments for losses to be incurred in futures periods. These amounts include reserves for reported losses and reserves for incurred but not reported losses. Estimated amounts recoverable from reinsurers are not reflected. The estimated payments by year are based on historical loss payment patterns. The actual payments may differ from the estimated amounts due to changes in ultimate loss reserves and in the timing of the settlement of those reserves.

The Company utilizes letters of credit to back certain reinsurance payments and obligations. Outstanding letters of credit were $63 million as of December 31, 2006. The Company has made certain guarantees to state regulators that the statutory capital of certain subsidiaries will be maintained above certain minimum levels. In addition, the Company has commitments to invest up to $242 million in certain investment funds.

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

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that W. R. Berkley Corporation (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 1, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
March 1, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited the accompanying consolidated balance sheets of W. R. Berkley Corporation and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, stockholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

New York, New York
March 1, 2007

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

YEARS ENDED DECEMBER 31,                                                    2006          2005           2004
------------------------                                                -----------    -----------    -----------
Revenues:

  Net premiums written                                                  $ 4,818,993    $ 4,604,574    $ 4,266,361
  Change in net unearned premiums                                          (126,371)      (143,639)      (205,269)
                                                                        -----------    -----------    -----------
      Premiums earned                                                     4,692,622      4,460,935      4,061,092
  Net investment income                                                     586,175        403,962        291,295
  Service fees                                                              104,812        110,697        109,344
  Realized investment gains                                                   9,648         17,209         48,268
  Other income                                                                1,574          4,036          2,236
                                                                        -----------    -----------    -----------
      Total revenues                                                    $ 5,394,831    $ 4,996,839    $ 4,512,235
                                                                        -----------    -----------    -----------

Operating costs and expenses:
  Losses and loss expenses                                                2,864,498      2,781,802      2,559,310
  Other operating costs and expenses                                      1,449,166      1,358,574      1,247,989
  Interest expense                                                           92,522         85,926         66,423
                                                                        -----------    -----------    -----------
      Total expenses                                                    $ 4,406,186    $ 4,226,302    $ 3,873,722
                                                                        -----------    -----------    -----------

      Income before income taxes and minority interest                      988,645        770,537        638,513
Income tax expense                                                         (286,398)      (222,521)      (196,235)
Minority interest                                                            (2,729)        (3,124)        (3,446)
                                                                        -----------    -----------    -----------

      Income before change in accounting principle                          699,518        544,892        438,832
Cumulative effect of change in accounting principle, net of taxes                --             --           (727)
                                                                        -----------    -----------    -----------
      Net income                                                        $   699,518    $   544,892    $   438,105
                                                                        ===========    ===========    ===========
Earnings per share:
  Basic:
    Income before change in accounting principle                        $      3.65    $      2.86    $      2.33
    Cumulative effect of change in accounting principle, net of taxes            --             --           (.01)
                                                                        -----------    -----------    -----------
      Net income                                                        $      3.65    $      2.86    $      2.32
                                                                        ===========    ===========    ===========

  Diluted:
    Income before change in accounting principle                        $      3.46    $      2.72    $      2.22
    Cumulative effect of change in accounting principle, net of taxes            --             --           (.01)
                                                                        -----------    -----------    -----------
      Net income                                                        $      3.46    $      2.72    $      2.21
                                                                        ===========    ===========    ===========

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

YEARS ENDED DECEMBER 31,                                                                   2006           2005
------------------------                                                               ------------   ------------
ASSETS

Investments:

  Fixed maturity securities                                                            $  9,158,607   $  8,485,104
  Equity securities available for sale                                                      866,422        435,699
  Equity securities trading account                                                         639,481        567,760
  Investments in partnerships and affiliates                                                449,854        321,662
                                                                                       ------------   ------------
      Total Investments                                                                  11,114,364      9,810,225
                                                                                       ------------   ------------

Cash and cash equivalents                                                                   754,247        672,941
Premiums and fees receivable                                                              1,245,661      1,106,677
Due from reinsurers                                                                         928,258        954,066
Accrued investment income                                                                   118,045        101,751
Prepaid reinsurance premiums                                                                169,965        178,621
Deferred policy acquisition costs                                                           489,243        459,773
Real estate, furniture and equipment                                                        183,249        169,472
Deferred Federal and foreign income taxes                                                   142,634        132,059
Goodwill                                                                                     67,962         67,962
Trading account receivable from brokers and clearing organizations                          312,220         98,229
Other assets                                                                                130,641        144,511
                                                                                       ------------   ------------
      Total Assets                                                                     $ 15,656,489   $ 13,896,287
                                                                                       ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Reserves for losses and loss expenses                                                $  7,784,269   $  6,711,760
  Unearned premiums                                                                       2,314,282      2,189,001
  Due to reinsurers                                                                         149,427         87,652
  Trading account securities sold but not yet purchased                                     170,075        198,426
  Policyholders' account balances                                                           106,926         83,893
  Other liabilities                                                                         654,596        618,712
  Junior subordinated debentures                                                            241,953        450,634
  Senior notes and other debt                                                               869,187        967,818
                                                                                       ------------   ------------
      Total Liabilities                                                                  12,290,715     11,307,896
                                                                                       ------------   ------------

Minority interest                                                                            30,615         21,314

Stockholders' equity:
  Preferred stock, par value $.10 per share:
    Authorized 5,000,000 shares, issued and outstanding - none                                   --             --
  Common stock, par value $.20 per share:
    Authorized 500,000,000 shares, issued and outstanding, net of
      treasury shares, 192,771,889 and 191,264,346 shares                                    47,024         47,024
  Additional paid-in capital                                                                859,787        821,050
  Retained earnings                                                                       2,542,744      1,873,953
  Accumulated other comprehensive income                                                    111,613         24,903
  Treasury stock, at cost, 42,346,029 and 43,858,056  shares                               (226,009)      (199,853)
                                                                                       ------------   ------------
      Total Stockholders' Equity                                                          3,335,159      2,567,077
                                                                                       ------------   ------------
      Total Liabilities and Stockholders' Equity                                       $ 15,656,489   $ 13,896,287
                                                                                       ============   ============

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share data)

                                                                                 YEARS ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                            2006           2005           2004
                                                                        -----------    ------------   ------------
COMMON STOCK:
   Beginning of period                                                  $    47,024    $     47,024   $     47,024
   Stock issued                                                                  --              --             --
                                                                        -----------    ------------   ------------
   End of period                                                             47,024    $     47,024   $     47,024
                                                                        ===========    ============   ============

ADDITIONAL PAID IN CAPITAL:
   Beginning of period                                                  $   821,050    $    805,240   $    794,265
   Stock options exercised, including tax benefits                           20,965           7,038          5,656
   Restricted stock units expensed                                           15,323           8,413          5,152
   Stock options expensed                                                     1,755             134            122
   Stock issued                                                                 694             225             45
                                                                        -----------    ------------   ------------
   End of period                                                            859,787    $    821,050   $    805,240
                                                                        ===========    ============   ============

RETAINED EARNINGS:
   Beginning of period                                                  $ 1,873,953    $  1,354,489   $    939,911
   Net income                                                               699,518         544,892        438,105
   Dividends                                                                (30,727)        (25,428)       (23,527)
                                                                        -----------    ------------   ------------
   End of period                                                        $ 2,542,744    $  1,873,953   $  1,354,489
                                                                        ===========    ============   ============

ACCUMULATED OTHER COMPREHENSIVE INCOME:
   Unrealized investment gains:
     Beginning of period                                                $    40,746    $    109,699   $    120,807
     Net change in period                                                    81,215         (68,953)       (11,108)
                                                                        -----------    ------------   ------------
     End of period                                                          121,961          40,746        109,699
                                                                        -----------    ------------   ------------

   Currency translation adjustments:
     Beginning of period                                                    (15,843)          2,356           (830)
     Net change in period                                                    19,591         (18,199)         3,186
                                                                        -----------    ------------   ------------
     End of period                                                            3,748         (15,843)         2,356
                                                                        -----------    ------------   ------------

   Adjustment to initially apply FASB Statement No. 158, net of tax         (14,096)             --             --

                                                                        ===========    ============   ============
   Total accumulated other comprehensive income                         $   111,613    $     24,903   $    112,055
                                                                        ===========    ============   ============

TREASURY STOCK:
   Beginning of period                                                  $  (199,853)   $   (209,106)  $   (218,615)
   Stock options exercised                                                   18,816           9,343          9,823
   Stock issued to directors                                                     89              80             23
   Stock repurchased                                                        (45,061)           (170)          (337)
                                                                        -----------    ------------   ------------
   End of period                                                        $  (226,009)   $   (199,853)  $   (209,106)
                                                                        ===========    ============   ============

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

                                                                                      YEARS ENDED DECEMBER 31,
                                                                              -----------------------------------------
                                                                                  2006           2005          2004
                                                                              -----------    -----------    -----------
Net income                                                                    $   699,518    $   544,892    $   438,105
                                                                              -----------    -----------    -----------
  Unrealized holding gains (losses) on investment securities arising
   during the period, net of income taxes                                          88,329        (57,950)        20,198
  Reclassification adjustment for realized gains included
   in net income, net of income taxes                                              (7,114)       (11,003)       (31,306)
  Change in unrealized foreign exchange gains (losses)                             19,591        (18,199)         3,186
                                                                              -----------    -----------    -----------
  Other comprehensive income (loss)                                               100,806        (87,152)        (7,922)
                                                                              -----------    -----------    -----------
  Comprehensive income                                                        $   800,324    $   457,740    $   430,183
                                                                              ===========    ===========    ===========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

YEARS ENDED DECEMBER 31,                                                          2006          2005           2004
------------------------                                                      -----------    -----------    -----------
Cash from operating activities:
  Net income                                                                  $   699,518    $   544,892    $   438,105
  Adjustments to reconcile net income to net cash flows
   From operating activities:
    Cumulative effect of change in accounting principle                                --             --            727
    Realized investment gains                                                      (9,648)       (17,209)       (48,268)
    Depreciation and amortization                                                  65,674         63,052         54,829
    Minority interest                                                               2,729          3,124          3,446
    Equity in undistributed earnings of affiliates                                (26,986)       (13,288)       (14,951)
    Stock incentive plans                                                          17,888          8,852          5,342
    Change in:
         Fixed and equity securities trading account                              (48,235)      (307,390)        44,873
          Premiums and fees receivable                                           (133,504)       (77,261)       (80,383)
         Trading account receivable from brokers and clearing organizations      (213,991)        88,250        (84,222)
         Trading account securities sold but not yet purchased                    (28,351)       127,759        (48,433)
         Due from reinsurers                                                       27,839       (104,336)       (45,680)
         Accrued investment income                                                (15,383)       (32,549)       (15,178)
         Prepaid reinsurance premiums                                               9,671         11,847          2,840
         Deferred policy acquisition cost                                         (25,848)       (17,444)       (36,437)
         Deferred income taxes                                                    (35,554)           220        (48,064)
         Other assets                                                               4,661        (18,116)       (44,537)
         Reserves for losses and loss expenses                                  1,051,816      1,274,495      1,254,044
         Unearned premiums                                                        117,176        131,031        202,436
         Due to reinsurers                                                         60,450        (31,873)        (6,972)
         Policyholders' account balances                                           (1,021)          (893)          (758)
         Other liabilities                                                         45,113        101,196         81,523
                                                                              -----------    -----------    -----------
    Net cash from operating activities                                          1,564,014      1,734,359      1,614,282
                                                                              -----------    -----------    -----------
Cash flows from investing activities:
  Proceeds from sales, excluding trading account:
    Fixed maturity securities                                                     922,442      1,155,244      1,179,614
    Equity securities                                                             200,950        196,201        108,236
    Investments in partnerships and affiliates                                     52,181         15,307         20,212
  Proceeds from maturities and prepayments of fixed maturity securities         1,322,277      1,303,342        560,652
  Cost of purchases, excluding trading account:
    Fixed maturity securities                                                  (2,927,839)    (4,667,308)    (3,808,521)
    Equity securities                                                            (543,041)      (241,881)      (193,184)
    Investments in partnerships and affiliates                                   (143,772)       (88,436)      (116,914)
  Net additions to real estate, furniture and equipment                           (42,593)       (32,564)       (41,556)
  Other, net                                                                       (6,025)        (5,119)         6,268
                                                                              -----------    -----------    -----------
      Net cash from investing activities                                       (1,165,420)    (2,365,214)    (2,285,193)
                                                                              -----------    -----------    -----------
Cash flows from financing activities:
  Net proceeds from issuance of junior subordinated debenture                          --        241,655             --
  Net proceeds from issuance of senior notes                                           --        198,142        147,864
  Receipts credited to policyholders' account balances                             17,613         15,671         14,138
  Return of policyholders' account balances                                          (865)          (499)          (236)
  Bank deposits received                                                           10,211          9,577         11,352
  Advances from federal home loan bank                                             (7,375)         6,875          1,265
  Net proceeds from stock options exercised                                        19,405         11,250         11,129
  Purchase of junior subordinated debentures                                     (210,000)            --             --
  Repayment of senior notes                                                      (100,000)       (40,000)            --
  Cash dividends to common stockholders                                           (29,430)       (19,055)       (23,527)
  Purchase of common treasury shares                                              (45,062)          (636)          (337)
  Proceeds from (purchase of) minority shareholders                                 2,762        (33,117)           109
  Other, net                                                                           --             --         (2,331)
                                                                              -----------    -----------    -----------
       Net cash from financing activities                                        (342,741)       389,863        159,426
                                                                              -----------    -----------    -----------
Net impact on cash due to change in foreign exchange rates                         25,453        (18,146)        12,098
                                                                              -----------    -----------    -----------
Net increase (decrease) in cash and cash equivalents                               81,306       (259,138)      (499,387)
Cash and cash equivalents at beginning of year                                    672,941        932,079      1,431,466
                                                                              -----------    -----------    -----------
Cash and cash equivalents at end of year                                      $   754,247    $   672,941    $   932,079
                                                                              ===========    ===========    ===========

Supplemental disclosure of cash flow information:
  Interest paid on debt                                                       $    93,580    $    78,363    $    61,260
  Federal income taxes paid                                                   $   295,823    $   201,703    $   254,640
                                                                              ===========    ===========    ===========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006, 2005 and 2004

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Principles of consolidation and basis of presentation

The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the "Company"), have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2005 and 2004 financial statements to conform them to the presentation of the 2006 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

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

Audit premiums are recognized when they are reliably determinable. Prior to 2005, audit premiums were not considered to be reliably determinable until such audits were completed and billed. In 2005, the Company developed sufficient information to begin recognizing unbilled audit premiums as such premiums are earned. The accrual for earned but unbilled audit premiums increased net premiums written and premiums earned by $22 million in 2006 and $57 million in 2005.

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

(D) Investments

The Company classifies its investments into four categories. Securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost. Securities that the Company purchased with the intent to sell in the near-term are classified as "trading" and are reported at estimated fair value, with unrealized gains and losses reflected in net investment income on the statement of income. Investments in partnerships and affiliates are carried under the "equity method of accounting", whereby the Company reports its share of the income or loss from such investments as net investment income. The Company's share of the earnings of affiliates is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company's financial statements. The remaining securities are classified as "available for sale" and are carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders' equity. Fair value is generally determined based on either quoted market prices or values obtained from independent pricing services.

Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale. The cost of securities is adjusted where appropriate to include a provision for decline in value which is considered to be other than temporary. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in market value and where the Company does not expect the fair value to recover prior to the time of sale or maturity. The Company uses the specific identification method where possible, and the first-in, first-out method in other instances, to determine the cost of securities sold. Realized gains or losses, including any provision for decline in value, are included in the statement of income.

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

(F) Per share data

The Company presents both basic and diluted earnings per share ("EPS") amounts. Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding during the year. Diluted EPS is based upon the weighted average number of common and common equivalent shares outstanding during the year and is calculated using the treasury stock method for stock incentive plans. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation. All share data has been retroactively adjusted to reflect the three-for-two common stock split that was effected on April 4, 2006.

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

(J) Deposit Accounting

Contracts that do not meet the risk transfer provisions of FAS 113, "Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts", are accounted for using the deposit accounting method. Under this method, an asset or liability is recognized at the inception of the contract based on consideration paid or received. The amount of the deposit asset or liability is adjusted at subsequent reporting dates using the interest method with a corresponding credit or charge to interest income or expense. Deposit liabilities for assumed reinsurance contracts were $45 million and $47 million at December 31, 2006 and 2005, respectively.

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

(L) Foreign currency

Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the statement of income. Unrealized gains or losses resulting from translating the results of non-U.S. dollar denominated operations are reported as accumulated other comprehensive income. Revenues and expenses denominated in currencies other than U.S. dollars are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

(M) Real estate, furniture and equipment

Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $29,614,000, $26,346,000 and $22,722,000 for 2006, 2005 and 2004, respectively.

(N) Comprehensive income

Comprehensive income encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income, net unrealized holding gains or losses on available-for-sale securities and unrealized foreign currency translation adjustments.

(O) Goodwill and other intangible assets

Goodwill and other intangibles assets are tested for impairment on an annual basis. The Company's impairment test as of December 31, 2006 indicated that there were no impairment losses related to goodwill and other intangible assets.

In 2005, the Company purchased all the minority interest in its subsidiary, Berkley International, LLC. The purchase price was $28,000,000, of which approximately $6,738,000 represented goodwill.

(P) Stock options

The Company adopted FAS 123R, "Share-Based Payment," on January 1, 2006. Under FAS 123R, the cost resulting from all share-based payment transactions with employees are recognized in the financial statements using a fair-value-based measurement method. The adoption of FAS 123R resulted in an increase in pre-tax stock based compensation expense of $1.8 million for the year ended December 31, 2006.

The following table illustrates the pro forma effect on net income and earnings per share as if FAS 123R had been adopted on January 1, of the respective year (dollars in thousands, except per share data).

                                                                          2005         2004
                                                                        ---------    ---------
Net income as reported                                                  $ 544,892    $ 438,105
Add: Stock-based employee compensation expense
   included in reported net income, net of tax                              5,555        3,429
Deduct: Total stock-based employee compensation expense
  under fair value based method for all awards, net of tax                 (7,462)      (6,251)
                                                                        ---------    ---------
Pro forma net income                                                    $ 542,985    $ 435,283
                                                                        =========    =========

Earnings per share:
    Basic-as reported                                                   $    2.86    $    2.32
    Basic-pro forma                                                          2.85         2.30
    Diluted-as reported                                                      2.72         2.21
    Diluted-pro forma                                                        2.71         2.19
                                                                        ---------    ---------

The fair value of the options granted in 2004 were estimated on the grant dates using the Black-Scholes option pricing model with the following weighted average assumptions: average risk free interest rate - 4.6%, expected years until exercise - six years, expected stock volatility - 23% and dividend yield - 0.6%. There were no options were granted in 2006 or 2005.

(Q) Change in Accounting

In September 2006, the Financial Accounting Standards Board ("FASB") issued FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which requires an employer to recognize the over-funded or under-funded status of defined benefit and other post-retirement plans as an asset or liability on its consolidated balance sheet. The Company adopted FAS 158 as of December 31, 2006. The adoption of FAS 158 resulted in a decrease in stockholders' equity of $14 million as of that date and had no impact on the Company's results of operations.

The Company adopted the consolidation provisions of FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46") in 2004. As a result of adopting those provisions, the Company de-consolidated the W. R. Berkley Capital Trust, effective January 1, 2004 (See Note 11 of these Notes to Consolidated Financial Statements).

(R)Recent Accounting Pronouncements

In February 2006, the FASB issued FAS 155 "Accounting for Certain Hybrid Financial Instruments, an amendment of FAS No. 133 and 140," which will become effective in 2007. FAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or hybrid instruments containing embedded derivatives that would require bifurcation. The Company does not expect the adoption of FIN 155 to have a material impact on the Company's financial condition or results of operations.

In June 2006, the FASB issued Interpretation 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes" which establishes a new accounting model for income tax reserves and contingencies. FIN 48 will become effective in 2007. The Company does not expect the adoption of FIN 48 to have a material impact on the Company's financial condition or results of operations.

In September 2006, the FASB issued FAS 157 "Fair Value Measurements." FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 will become effective in 2008. The Company does not expect the adoption of FAS 157 to have a material impact on the Company's financial condition or results of operations.

(2) INVESTMENTS IN FIXED MATURITY SECURITIES

At December 31, 2006 and 2005, investments in fixed maturity securities were as follows:

                                                                  GROSS        GROSS
(DOLLARS IN THOUSANDS)                             AMORTIZED    UNREALIZED   UNREALIZED       FAIR       CARRYING
TYPE OF INVESTMENT                                    COST        GAINS        LOSSES         VALUE        VALUE
---------------------                              ----------   ----------   ----------    ----------   ----------
December 31, 2006
Held to maturity:
  State and municipal                              $   78,019   $   11,209   $      (53)   $   89,175   $   78,019
  Mortgage backed securities                           64,017        2,329          (60)       66,286       64,017
  Corporate                                             4,992          422           --         5,414        4,992
                                                   ----------   ----------   ----------    ----------   ----------
    Total held to maturity                            147,028       13,960         (113)      160,875      147,028
                                                   ----------   ----------   ----------    ----------   ----------

Available for sale:
  United States Government and government agency    1,390,082        9,447       (7,608)    1,391,921    1,391,921
  State and municipal                               4,452,494       48,577      (19,949)    4,481,122    4,481,122
  Mortgage-backed securities                        1,974,270        7,508      (13,703)    1,968,075    1,968,075
  Corporate                                           804,875        3,020       (6,862)      801,033      801,033
  Foreign                                             345,315       27,021       (2,908)      369,428      369,428
                                                   ----------   ----------   ----------    ----------   ----------
    Total available for sale                        8,967,036       95,573      (51,030)    9,011,579    9,011,579
                                                   ----------   ----------   ----------    ----------   ----------

Total investment in fixed maturity securities      $9,114,064   $  109,533   $  (51,143)   $9,172,454   $9,158,607
                                                   ==========   ==========   ==========    ==========   ==========

December 31, 2005
Held to maturity:
  State and municipal                              $   89,044   $    1,932   $       --    $   90,976   $   89,044
  Mortgage backed securities                           74,335        4,518          (86)       78,767       74,335
  Corporate                                            84,943       10,175          (60)       95,058       84,943
                                                   ----------   ----------   ----------    ----------   ----------
    Total held to maturity                            248,322       16,625         (146)      264,801      248,322
                                                   ----------   ----------   ----------    ----------   ----------

Available for sale:
  United States Government and government agency    1,253,203        8,238      (11,780)    1,249,661    1,249,661
  State and municipal                               4,530,766       45,065      (23,669)    4,552,162    4,552,162
  Mortgage-backed securities                        1,426,515        6,178      (15,150)    1,417,543    1,417,543
  Corporate                                           716,437        9,199       (6,363)      719,273      719,273
  Foreign                                             276,118       24,379       (2,354)      298,143      298,143
                                                   ----------   ----------   ----------    ----------   ----------
    Total available for sale                        8,203,039       93,059      (59,316)    8,236,782    8,236,782
                                                   ----------   ----------   ----------    ----------   ----------

Total investment in fixed maturity securities      $8,451,361   $  109,684   $  (59,462)   $8,501,583   $8,485,104
                                                   ==========   ==========   ==========    ==========   ==========

The amortized cost and fair value of fixed maturity securities at December 31, 2006, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

                                                            2006
                                                  -------------------------
                                                   AMORTIZED
(DOLLARS IN THOUSANDS)                                COST      FAIR VALUE
----------------------                            -----------   -----------
Due in one year or less                           $ 1,030,817   $ 1,028,373
Due after one year through five years               1,585,878     1,602,744
Due after five years through ten years              2,399,856     2,414,425
Due after ten years                                 2,059,226     2,092,551
Mortgage-backed securities                          2,038,287     2,034,361
                                                  -----------   -----------
Total                                             $ 9,114,064   $ 9,172,454
                                                  ===========   ===========

At December 31, 2006 and 2005, there were no investments, other than investments in United States government and government agency securities, which exceeded 10% of stockholders' equity. At December 31, 2006, investments with a carrying value of $183 million were on deposit in trust accounts established as security for certain policyholders and reinsurance clients, investments with a carrying value of $60 million were on deposit with Lloyd's in support of the Company's underwriting activities at Lloyd's, investments with a carrying value of $531 million were on deposit with state insurance departments and investments of $63 million were held on deposit in trust accounts as security for letters of credit issued in support of the Company's reinsurance operations.

(3) INVESTMENTS IN EQUITY SECURITIES AVAILABLE FOR SALE

At December 31, 2006 and 2005, investments in equity securities were as follows:

                                                                  GROSS        GROSS
(DOLLARS IN THOUSANDS)                                          UNREALIZED   UNREALIZED       FAIR       CARRYING
TYPE OF INVESTMENT                                    COST        GAINS        LOSSES         VALUE        VALUE
---------------------                              ----------   ----------   ----------    ----------   ----------
December 31, 2006
  Common stocks                                    $  200,826   $  112,302   $     (353)   $  312,775   $  312,775
  Preferred stocks                                    546,758        8,689       (1,800)      553,647      553,647
                                                   ----------   ----------   ----------    ----------   ----------
    Total                                          $  747,584   $  120,991   $   (2,153)   $  866,422   $  866,422
                                                   ==========   ==========   ==========    ==========   ==========

December 31, 2005
  Common stocks                                    $  112,654   $   24,699   $     (560)   $  136,793   $  136,793
  Preferred stocks                                    297,337        5,410       (3,841)      298,906      298,906
                                                   ----------   ----------   ----------    ----------   ----------
    Total                                          $  409,991   $   30,109   $   (4,401)   $  435,699   $  435,699
                                                   ==========   ==========   ==========    ==========   ==========

(4)  TRADING ACCOUNT

At December 31, 2006 and 2005, the fair value and carrying value of the arbitrage trading account and related assets and liabilities were as follows:

(DOLLARS IN THOUSANDS)                        2006         2005
----------------------                      ---------    ---------
Direct equity securities                    $ 450,629    $ 431,456
Arbitrage-related partnerships                188,852      136,304
                                            ---------    ---------
  Total equity securities trading account     639,481      567,760
                                            =========    =========

Related assets and liabilities:
  Receivables from brokers                    312,220       98,229
  Securities sold but not yet purchased      (170,075)    (198,426)

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

Potential changes in market conditions are mitigated by the use of put options, call options and swap contracts, all of which are reported at fair value. As of December 31, 2006, the fair value of long option contracts outstanding was $1,863,000 (notional amount of $13,525,000) and the fair value of short option contracts outstanding was $1,719,000 (notional amount of $50,353,000). Other than with respect to the use of these trading account securities, the Company does not make use of derivatives.

(5) INVESTMENTS IN PARTNERSHIPS AND AFFILIATES

Investments in partnerships and affiliates include the following:

                                          CARRYING VALUE AS OF DECEMBER 31,                         INVESTMENT INCOME
                                     ------------------------------------------         --------------------------------------
(DOLLARS IN THOUSANDS)                  2006           2005            2004               2006           2005          2004
----------------------               ----------     -----------     -----------         -----------    ------------  ---------
Real estate funds                    $  275,188     $   160,154     $   132,609         $    23,421    $     15,299  $  10,227
Kiln plc                                 95,750          73,723          51,137              15,883           3,853      9,009
Kern Energy Partners                     15,993           7,245              --               2,014           1,686         --
Other                                    62,923          80,540          57,119              (4,173)         (2,293)    (2,330)
                                     ----------     -----------     -----------         -----------    ------------  ---------
   Total                             $  449,854     $   321,662     $   240,865         $    37,145    $     18,545  $  16,906
                                     ==========     ===========     ===========         ===========    ============  =========

The Company's has a 20.1% interest in Kiln plc, which is based in the U.K. and conducts international insurance and reinsurance underwriting through Lloyd's. The Company also participates directly in Lloyd's business managed by Kiln plc. Net premiums of $25 million, $41 million and $96 million in 2006, 2005 and 2004, respectively, were written under agreements with Kiln plc.

(6) INVESTMENT INCOME

Investment income consists of the following:

(DOLLARS IN THOUSANDS)                             2006        2005         2004
----------------------                          ---------    ---------    ---------
Investment income earned on:
    Fixed maturity securities                   $ 396,652    $ 305,739    $ 225,564
    Equity securities available for sale           35,662       25,529       21,005
    Equity securities trading account (a)          74,551       28,095       13,743
    Investment in partnerships and affiliates      37,145       18,545       16,906
    Cash and cash equivalents                      44,335       30,387       16,706
    Other                                            (369)      (1,360)         (58)
                                                ---------    ---------    ---------
        Gross investment income                   587,976      406,935      293,866
    Investment expense                             (1,801)      (2,973)      (2,571)
                                                ---------    ---------    ---------
        Net investment income                   $ 586,175    $ 403,962    $ 291,295
                                                =========    =========    =========

(a) Investment income earned from net trading account activity includes unrealized trading gains of $250,000 in 2006, $3,816,000 in 2005 and $1,790,000 in 2004.

(7) REALIZED AND UNREALIZED INVESTMENT GAINS AND LOSSES

Realized and unrealized investment gains and losses before applicable income taxes are as follows:

(DOLLARS IN THOUSANDS)                                                        2006        2005         2004
----------------------                                                     ---------    ---------    ---------
Realized investment gains and losses:
    Fixed maturity securities:
        Gains                                                              $  14,562    $  13,591    $  31,752
        Losses                                                               (10,250)      (3,026)      (5,812)
    Equity securities available for sale                                       4,537        8,414       25,129
    Provision for other than temporary impairments                              (100)      (1,645)      (2,777)
    Other gains (losses)                                                         899         (125)         (24)
                                                                           ---------    ---------    ---------
       Total realized investment gains                                         9,648       17,209       48,268
    Income taxes and minority interest                                        (2,534)      (6,206)     (16,962)
                                                                           ---------    ---------    ---------
                                                                           $   7,114    $  11,003    $  31,306
                                                                           =========    =========    =========

Change in unrealized gains and losses of available for sales securities:
      Fixed maturity securities                                            $  10,800    $ (91,316)   $ (25,008)
      Equity securities available for sale                                    93,130      (21,951)      11,691
      Investment in partnerships and affiliates                                9,608       (5,711)       8,893
      Cash and cash equivalents                                                    1           44           --
                                                                           ---------    ---------    ---------
         Total change in unrealized gains and losses                         113,539     (118,934)      (4,424)
      Income taxes                                                           (33,498)      41,304        1,931
      Minority interest                                                        1,174        8,677       (8,615)
                                                                           ---------    ---------    ---------
                                                                           $  81,215    $ (68,953)   $ (11,108)
                                                                           =========    =========    =========

The following table summarizes, for all securities in an unrealized loss position at December 31, 2006 and 2005, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position:

                                                                 2006                                       2005
                                               ---------------------------------------     ----------------------------------------
                                                                               GROSS                                        GROSS
                                                NUMBER OF                   UNREALIZED     NUMBER OF                     UNREALIZED
(DOLLARS IN THOUSANDS)                         SECURITIES     FAIR VALUE       LOSS        SECURITIES    FAIR VALUE         LOSS
----------------------                         ----------     ----------    ----------     ----------    ----------      ----------
Fixed maturities:
 0 - 6 months                                        100      $  802,595    $    2,309            237    $2,921,830      $   29,928
 7 - 12 months                                        62         645,331         4,445             65       878,549          12,124
  Over 12 months                                     269       2,843,721        44,389             96       847,400          17,410
                                               ---------      ----------    ----------     ----------    ----------      ----------
     Total                                           431      $4,291,647    $   51,143            398    $4,647,779      $   59,462
                                               =========      ==========    ==========     ==========    ==========      ==========

Equities securities available for sale:
 0 - 6 months                                          8      $   75,568    $      320             38    $   45,443      $    1,221
 7 - 12 months                                         9          60,853           250             15       106,979           2,571
  Over 12 months                                      16         105,085         1,583              4        11,364             609
                                               ---------      ----------    ----------     ----------    ----------      ----------
     Total                                            33      $  241,506    $    2,153             57    $  163,786      $    4,401
                                               =========      ==========    ==========     ==========    ==========      ==========

At December 31, 2006, gross unrealized gains were $230 million, or 2% of total investments, and gross unrealized losses were $53 million, or 0.4% of total investments. There were 356 securities that have been continuously in an unrealized loss position for more than six months. Those securities had an aggregate fair value of $3.7 billion and an aggregate unrealized loss of $51 million. The decline in market value for these securities is primarily due to increases in market interest rates.

Management regularly reviews all securities that have a fair value less than cost to determine whether an other than temporary impairment has occurred. In determining whether a decline in fair value is other than temporary, management assesses whether the fair value is expected to recover and whether the Company has the intent to hold the investment until it recovers. The Company's assessment of its intent to hold an investment until it recovers is based on conditions at the time the assessment is made, including general market conditions, the Company's overall investment strategy and management's view of the underlying value of an investment relative to its current price. If a decline in value is considered other than temporary, the Company reduces the carrying value of the security and reports a realized loss on its statement of income.

(8)   RESERVES FOR LOSSES AND LOSS EXPENSES

The table below provides a reconciliation of the beginning and ending reserve balances:

(DOLLARS IN THOUSANDS)                                                2006         2005         2004
----------------------                                             ----------   ----------   ----------
Net reserves at beginning of year                                  $5,867,290   $4,722,842   $3,505,295
                                                                   ----------   ----------   ----------
Net provision for losses and loss expenses (a):
  Claims occurring during the current year (b)                      2,791,500    2,531,655    2,236,860
  Increase  in estimates for claims occurring in prior years (c)       26,663      186,728      294,931
  Loss reserve discount accretion                                      39,507       57,790       24,220
                                                                   ----------   ----------   ----------
                                                                    2,857,670    2,776,173    2,556,011
                                                                   ----------   ----------   ----------

Net payments for claims:
  Current year                                                        456,073      447,018      409,776
  Prior years                                                       1,321,290    1,184,707      928,688
                                                                   ----------   ----------   ----------
                                                                    1,777,363    1,631,725    1,338,464
                                                                   ----------   ----------   ----------
Net reserves at end of year                                         6,947,597    5,867,290    4,722,842
Ceded reserves at end of year                                         836,672      844,470      726,769
                                                                   ----------   ----------   ----------
Gross reserves at end of year                                      $7,784,269   $6,711,760   $5,449,611
                                                                   ==========   ==========   ==========

(a) Net provision for loss and loss expenses excludes $6,828, $5,629 and $3,299 in 2006, 2005 and 2004, respectively, relating to the policyholder benefits incurred on life insurance that are included in the statement of income.

(b) Claims occurring during the current year are net of loss reserve discounts of $133,965, $103,558 and $107,282 in 2006, 2005 and 2004, respectively.

(c) The increase in estimates for claims occurring in prior years is net of loss reserve discounts of $29,940, $26,845 and $26,658 in 2006, 2005 and
      2004, respectively. On an undiscounted basis, the increase in estimates for claims occurring in prior years is $56,603, $213,573 and $321,589 in 2006, 2005 and 2004, respectively.

For the year ended December 31, 2006, the Company reported losses and loss expenses of $2.9 billion, of which $27 million represented an increase in estimates for claims occurring in prior years. The estimates for claims occurring in prior years were increased by $69 million for assumed reinsurance and decreased by $42 million for primary business. On an accident year basis, the change in prior year reserves is comprised of an increase in estimates for claims occurring in accident years 1998 through 2002 of $143 million and a decrease in estimates for claims occurring in accident years 2004 and 2005 of $116 million.

Case reserves for primary business increased 11% to $1.9 billion as a result of a 3% increase in the number of outstanding claims and a 8% increase in the average case reserve per claim. Reserves for incurred but not reported losses for primary business increased 24% to $3.3 billion at December 31, 2006 from $2.6 billion at December 31, 2005. By segment, prior year reserves decreased by $48 million for alternative markets, $6 million for specialty and $4 million for international and increased by $16 million for regional. By line of business, prior year reserves decreased by $45 million for workers' compensation, $2 million for commercial automobile lines and $10 million for other lines and increased by $15 million for general liability. The decrease in workers' compensation prior year reserves reflects the favorable impact of workers' compensation reforms in California on loss cost trends.

Case reserves for reinsurance business decreased 1% to $680 million at December 31, 2006 from $687 million at December 31, 2005. Reserves for incurred but not reported losses for reinsurance business increased 34% to $1,084 million at December 31, 2006 from $810 million at December 31, 2005. Prior year reserves increased $69 million as losses reported by ceding companies for those years were higher than expected. The Company sets its initial loss estimates based principally upon information obtained during the underwriting process and adjusts these estimates as losses are reported by ceding companies and additional information becomes available.

Environmental and asbestos - To date, known environmental and asbestos claims have not had a material impact on the Company's operations. These claims have not materially impacted the Company because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental and asbestos exposures.

The Company's net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $37,473,000 and $37,453,000 at December 31, 2006 and 2005, respectively. The Company's gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $49,937,000 and $53,731,000 at December 31, 2006 and 2005, respectively. Net incurred losses and loss expenses for reported asbestos and environmental claims were approximately $3,000,000, $1,853,000 and $9,194,000 in 2006, 2005 and 2004,
respectively. Net paid losses and loss expenses for asbestos and environmental claims were approximately $2,980,000, $2,658,000 and $2,802,000 in 2006, 2005 and 2004,
respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

Discounting - The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience and is supplemented with data compiled from insurance companies writing similar business. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.4%. The discount rates range from 2.7% to 6.5% with a weighted average discount rate of 4.7%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $699,883,000, $575,485,000 and $502,874,000 at December 31, 2006, 2005 and 2004, respectively. The increase in the aggregate discount from 2005 to 2006 and from 2004 to 2005 resulted from the increase in excess and assumed workers' compensation gross reserves.

(9) REINSURANCE CEDED

The Company reinsures a portion of its exposures principally to reduce its net liability on individual risks and to protect against catastrophic losses. Estimated amounts due from reinsurers are reported net of reserves for uncollectible reinsurance of $2,531,000, $2,402,000 and $2,457,000 as of December 31, 2006, 2005 and 2004, respectively. The following amounts arising under reinsurance ceded contracts have been deducted in arriving at the amounts reflected in the statement of income:

(DOLLARS IN THOUSANDS)                           2006              2005          2004
----------------------                         ----------       ----------    ----------
Ceded premiums earned                          $  469,315       $  495,931    $  461,005
Ceded losses incurred                          $  276,347       $  404,793    $  317,367

(10) SENIOR NOTES AND OTHER DEBT

Senior notes and other debt consists of the following (the difference between the face value and the carrying value is unamortized discount):

(DOLLARS IN THOUSANDS)                                                                  2006                           2005
----------------------                                                       ------------------------------        --------------
DESCRIPTION                 RATE               MATURITY                      FACE VALUE      CARRYING VALUE        CARRYING VALUE
-----------               --------         -------------------               ----------      --------------        --------------
Senior Notes                 6.25%         January 15, 2006                   $      --        $      --                 99,987
Senior Notes                9.875%         May 15, 2008                          88,800            88,242                87,885
Senior Notes                5.125%         September 30, 2010                   150,000           148,809               148,488
Senior Notes                5.875%         February 15, 2013                    200,000           197,968               197,637
Senior Notes                 5.60%         May 15, 2015                         200,000           198,443               198,257
Senior Notes                 6.15%         August 15, 2019                      150,000           148,202               148,060
Senior Notes                 8.70%         January 1, 2022                       76,503            75,776                75,757
Subsidiary Debt              7.65%         June 30, 2023                         11,747            11,747                11,747
                                                                             ----------        ----------          ------------
  Total debt                                                                 $  877,050        $  869,187          $    967,818
                                                                             ==========        ==========          ============

(11)  JUNIOR SUBORDINATED DEBENTURES

In 2005, the Company issued $250,000,000 aggregate principal amount of 6.75% Junior Subordinated Debentures due July 26, 2045 (the "6.75% Junior Subordinated Debentures") to W. R. Berkley Capital Trust II (the "Trust II"). The Trust II simultaneously issued an equal amount of 6.75% mandatorily redeemable preferred securities (the "6.75% Trust Preferred Securities"), which are fully and unconditionally guaranteed by the Company to the extent the Trust II has funds available for repayment of distributions. The 6.75% Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part upon repayment of the 6.75% Junior Subordinated Debentures at maturity,
(ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the 6.75% Junior Subordinated Debentures by the Company upon the occurrence and continuation of certain events and (iii) in whole or in part, on or after July 26, 2010, contemporaneously with the optional prepayment by the Company of the 6.75% Junior Subordinated Debentures.

In 1996, the Company issued $210,000,000 aggregate principal amount of 8.197% Junior Subordinated Debentures due December 15, 2045 (the "8.197% Junior Subordinated Debentures") to W. R. Berkley Capital Trust (the "Trust"). The Trust simultaneously issued an equal amount of 8.197% mandatorily redeemable preferred securities (the "8.197% Trust Preferred Securities"), which were fully and unconditionally guaranteed by the Company to the extent the Trust has funds available for repayment of distributions. The 8.197% Trust Preferred Securities were redeemed on December 15, 2006, contemporaneously with the prepayment by the Company of the 8.197% Junior Subordinated Debentures.

(12) INCOME TAXES

Income tax expense consists of:

(DOLLARS IN THOUSANDS)                                     2006             2005              2004
----------------------                                  ------------      ----------      ------------
Current expense                                         $    321,950      $  222,612      $    244,294
Deferred benefit                                             (35,552)            (91)          (48,059)
                                                        ------------      ----------      ------------
     Total expense                                      $    286,398      $  222,521      $    196,235
                                                        ============      ==========      ============

A reconciliation of the income tax expense and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

(DOLLARS IN THOUSANDS)                                     2006             2005              2004
----------------------                                  ------------      ----------      ------------
Computed "expected" tax expense                         $    344,666      $  268,767      $    223,604
Tax-exempt investment income                                 (63,358)        (49,546)          (30,945)
Change in valuation allowance                                  3,046           1,762               590
Other, net                                                     2,044           1,538             2,986
                                                        ------------      ----------      ------------
     Total expense                                      $    286,398      $  222,521      $    196,235
                                                        ============      ==========      ============

At December 31, 2006 and 2005, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(DOLLARS IN THOUSANDS)                            2006         2005
----------------------                          ---------    ---------
Deferred tax asset

Loss reserve discounting                        $ 188,658    $ 169,624
Life reserve                                       10,685        8,906
Unearned premiums                                 144,600      136,360
Net operating loss carry forward                    9,650        5,437
Other                                              62,098       31,128
                                                ---------    ---------
    Gross deferred tax asset                      415,691      351,455
Less valuation allowance                           (9,621)      (6,575)
                                                ---------    ---------
    Deferred tax asset                            406,070      344,880
                                                ---------    ---------
Deferred tax liability
Amortization of intangibles                         8,098        7,966
Deferred policy acquisition costs                 163,657      154,755
Deferred taxes on unrealized investment gains      54,059       22,486
Other                                              37,622       27,614
                                                ---------    ---------
    Deferred tax liability                        263,436      212,821
                                                ---------    ---------

                                                =========    =========
    Net deferred tax asset                      $ 142,634    $ 132,059
                                                =========    =========

The Company had a current income tax payable of $9,700,000 and $5,230,000 at December 31, 2006 and 2005. At December 31, 2006, the Company had foreign net operating loss carry forwards of $27,571,000, which expire from 2007 to 2011. The net change in the valuation allowance is primarily related to foreign net operating loss carry forwards and to certain foreign subsidiaries net deferred tax assets. In addition, the Company has a net foreign tax credit carryforward for U.S. income tax purposes in the amount of $1,076,000 which expires in 2012. The Company has provided a valuation allowance against this amount. The statute of limitations has closed for the Company's tax returns through December 31, 2002.

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

(13)  DIVIDENDS FROM SUBSIDIARIES AND STATUTORY FINANCIAL INFORMATION

The Company's insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2007, the maximum amount of dividends which can be paid without such approval is approximately $603 million. Combined net income and policyholders' surplus of the Company's consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

(DOLLARS IN THOUSANDS)           2006              2005              2004
----------------------           ----           ------------     ------------
Net income                       $   625,305    $    463,067     $    394,300
Policyholders' surplus           $ 3,535,398    $  2,939,503     $  2,424,364
                                 -----------    ------------     ------------

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

(14) STOCKHOLDERS' EQUITY

COMMON EQUITY The weighted average number of shares used in the computation of basic earnings per share was 191,809,000, 190,533,000 and 188,912,000 for 2006,
2005 and 2004, respectively. The weighted average number of shares used in the computations of diluted earnings per share was 201,961,000, 200,426,000 and 198,408,000, for 2006, 2005 and 2004, respectively. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock-based compensation plans.

Changes in shares of common stock outstanding, net of treasury shares, are as follows:

(AMOUNTS IN THOUSANDS)          2006       2005            2004
----------------------        -------     -------         -------
Balance, beginning of year    191,264     189,613         187,961
Shares issued                   2,925       1,671           1,670
Shares repurchased             (1,417)        (20)            (18)
----------------------        -------     -------         -------
Balance, end of year          192,772     191,264         189,613
                              =======     =======         =======

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

(15) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2006 and 2005:

                                                2006                           2005
                                    -----------------------------     ------------------------
                                      CARRYING                         CARRYING
(DOLLARS IN THOUSANDS)                 AMOUNT         FAIR VALUE        AMOUNT      FAIR VALUE
----------------------              ------------     ------------     ----------   -----------
Investments                         $ 11,114,364     $ 11,128,211     $9,810,225   $ 9,826,704
Junior subordinated debentures           241,953          251,500        450,634       462,130
Senior notes and other debt              869,187          897,261        967,818     1,016,671
                                    ------------     ------------     ----------   -----------

The estimated fair value of investments is generally based on quoted market prices as of the respective reporting dates. The fair value of the senior notes and other debt and the junior subordinated debentures are based on rates available for borrowings similar to the Company's outstanding debt as of the respective reporting dates.

(16) LEASE OBLIGATIONS

The Company and its subsidiaries use office space and equipment under leases expiring at various dates. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was $19,348,000, $17,429,000, and $16,783,000 for 2006 2005 and 2004 respectively. Future minimum lease payments (without provision for sublease income) are: $18,279,000 in 2007; $16,687,000 in 2008; $13,382,000 in 2009; $11,301,000 in 2010; $7,739,000 in
2011 and $16,715,000 thereafter.

(17) COMMITMENTS, LITIGATION AND CONTINGENT LIABILITIES

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

At December 31, 2006, the Company has commitments to invest up to $242 million in certain investment funds and a subsidiary of the Company has commitments to extend credit under future loan agreements and unused lines of credit up to $3 million.

At December 31, 2006, investments with a carrying value of $183 million were on deposit in trust accounts established as security for certain policyholders and reinsurance clients, investments with a carrying value of $60 million were on deposit with Lloyd's in support of the Company's underwriting activities at Lloyd's, investments with a carrying value of $531 million were on deposit with state insurance departments and investments of $63 million were held on deposit in trust accounts as security for letters of credit issued in support of the Company's reinsurance operations.

(18) STOCK INCENTIVE PLAN

The Company has a stock incentive plan (the "Stock Incentive Plan") under which 36,070,313 shares of Common Stock were reserved for issuance. Pursuant to the Stock Incentive Plan, stock options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant. Stock options vest according to a graded schedule of 25%, 50% 75% and 100% on the third, fourth, fifth and sixth year anniversary of grant date. Stock options expire on the tenth year anniversary of the grant date.

The following table summarizes stock option information:

                                                2006                            2005                      2004
                                       --------------------           ----------------------     ---------------------
                                         SHARES     PRICE(A)            SHARES      PRICE(A)       SHARES     PRICE(A)
                                       ----------   -------           ----------   ---------     ----------   --------
Outstanding at beginning of year       15,160,182   $  7.99           17,041,535   $    7.88     19,061,597   $   7.79
Granted                                        --        --                   --          --          3,375      17.62
Exercised                               2,909,916      6.67            1,663,341        6.76      1,668,555       6.67
Canceled                                  162,003      9.58              218,012        8.30        354,882       8.85
                                       ----------   -------           ----------   ---------     ----------   --------
Outstanding at end of year             12,088,263   $  8.29           15,160,182   $    7.99     17,041,535   $   7.88
                                       ----------   -------           ----------   ---------     ----------   --------
Options exercisable at year end         9,494,263   $  7.67            9,975,159   $    7.28      9,103,170   $   6.99
                                       ----------   -------           ----------   ---------     ----------   --------
Stock available for future grant (b)    5,778,540                      6,289,347                  7,011,386
                                       ----------                     ----------                 ----------

(a) Weighted average exercise price. (b) Includes restricted stock units outstanding.

The following table summarizes information about stock options outstanding at December 31, 2006:

                                               OPTIONS OUTSTANDING                                  OPTIONS EXERCISABLE
                             -----------------------------------------------------            -----------------------------
                                                     WEIGHTED                                                      WEIGHTED
RANGE OF                                            REMAINING             WEIGHTED                                  AVERAGE
EXERCISE                        NUMBER             CONTRACTUAL            AVERAGE               NUMBER             EXERCISE
PRICES                       OUTSTANDING         LIFE (IN YEARS)           PRICE              EXERCISABLE            PRICE
--------                     -----------         --------------           --------            -----------          --------
December 31, 2006
$0 to $5                       1,876,626                   3.26           $   3.63              1,876,626          $   3.63
$5.01 to $9.3                  2,997,597                   0.50               6.77              2,975,127              6.76
$9.40 to $17.62                7,214,040                   4.30              10.13              4,642,870              9.88
                             -----------                   ----           --------             ----------          --------
             Total            12,088,263                   3.20           $   8.29              9,494,623          $   7.67
                             ===========                   ====           ========             ==========          ========

Pursuant to the Stock Incentive Plan, the Company may also issue Restricted Stock Units (RSUs) to officers of the Company and its subsidiaries. The RSUs generally vest five years from the award date and are subject to other vesting and forfeiture provisions contained in the award agreement. The following table summarizes RSU information for the three years ended December 31, 2006:

(DOLLARS IN THOUSANDS)                                  2006        2005           2004
----------------------                               ----------   ----------   ----------
RSUs granted:
       Units                                            727,950      965,250    1,472,625
       Market value at grant date                    $   24,798   $   30,094   $   26,851

RSUs canceled:
       Units                                             83,580       25,200        5,625
       Market value at grant date                    $    3,782   $      465   $      113

RSUs outstanding at end of period:
       Units                                          4,077,420    3,433,050    2,493,000
       Market value at grant date                    $   90,370   $   69,354   $   39,725
                                                     ----------   ----------   ----------

The market value of RSUs at the date of grant are recorded as unearned compensation, a component of stockholders' equity, and charged to expense over the vesting period. Following is a summary of changes in unearned compensation for the three years ended December 31, 2006:

(DOLLARS IN THOUSANDS)                           2006                2005              2004
----------------------                       -----------           --------         ---------
Unearned compensation at beginning of year   $    53,862           $ 32,646         $  11,060
RSU's granted, net of cancellations               21,016             29,629            26,738
RSUs amortized                                   (15,323)            (8,413)           (5,152)
                                             -----------           --------         ---------
   Unearned compensation at end of year      $    59,555           $ 53,862         $  32,646
                                             ===========           ========         =========

(19) COMPENSATION PLANS

The Company and its subsidiaries have profit sharing plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary's profitability. Employees become eligible to participate in the profit sharing plans on the first day of the month following the first full three months in which they are employed. The plans provide that 40% of the contributions vest immediately and that the remaining 60% vest at varying percentages based upon years of service. Profit sharing expense amounted to $24,864,000, $21,955,000 and $20,663,000 for 2006, 2005 and 2004, respectively.

The Company has a Long-Term Incentive Compensation Plan ("LTIP") that provides for incentive compensation to key executives based on the growth in the Company's book value per share. Key employees are awarded participation units ("Units") that vest five years from the award date or upon achievement of the maximum value of the award, whichever occurs first. In 2004, the Company awarded 100,000 Units with a maximum value of $25,000,000. Compensation expense related to the 2004 grant was $8,015,000, $6,587,000 and $5,325,000, respectively in
2006, 2005 and 2004. In 2006, the Company awarded 130,000 units with a maximum value of $32,500,000. Compensation expense related to the 2006 grant was $8,599,000 in 2006.

(20) RETIREMENT BENEFITS

The Company has an unfunded noncontributory defined benefit plan that covers its chief executive officer and chairman of the board. The key actuarial assumptions used to derive the projected benefit obligation and related retirement expenses are 1) discount rates of 6.0% in 2006 and 5.50% in 2005 and 2) a retirement age of 72. Following is a summary of the projected benefit obligation as of December 31, 2006 and 2005:

(DOLLARS IN THOUSANDS)                          2006      2005
----------------------                         -------   -------
Projected benefit obligation:
   Beginning of year                           $25,021   $19,162
   Interest cost                                 1,640     1,310
   Actuarial loss                                2,114     4,549
                                               -------   -------
     End of year                               $28,775   $25,021
                                               =======   =======

The components of net periodic pension benefit cost are as follows:

(DOLLARS IN THOUSANDS)                        2006       2005       2004
----------------------                       ------     ------     ------
Components of net periodic benefit cost:
   Interest cost                             $1,640     $1,311     $  383
   Amortization of unrecognized:
     Prior service costs                     $1,266     $1,266     $  465
     Net actuarial loss                      $  593     $  165     $   --
                                             ------     ------     ------
     Net periodic pension cost               $3,499     $2,742     $  848
                                             ======     ======     ======

Effective on December 31, 2006, the Company adopted FASB Statement No. 158 (FAS
158), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which requires an employer to recognize the over-funded or under-funded status of defined benefit plans as an asset or liability on its consolidated balance sheet. The impact of adopting FAS 158 is presented below.

                                                       DECEMBER 31, 2006
                                          BEFORE                              AFTER
                                        APPLICATION                        APPLICATION
(DOLLARS IN THOUSANDS)                  OF FAS 158       ADJUSTMENTS       OF FAS 158
----------------------                  -----------      -----------       -----------
       Other assets                     $  145,669      $  (15,028)        $  130,641
   Deferred income taxes                   135,044           7,590            142,634
     Other liabilities                     647,938           6,658            654,596
Total stockholder's equity              $3,349,255      $  (14,096)        $3,335,159
                                        ----------      ----------         ----------

(21) SUPPLEMENTAL FINANCIAL STATEMENT DATA

Other operating costs and expenses consist of the following:

(DOLLARS IN THOUSANDS)                                    2006            2005            2004
----------------------                                 ----------      ----------      ----------
Amortization of deferred policy acquisition costs      $  978,029      $  959,580      $  909,412
Other underwriting expenses                               289,188         242,463         205,338
Service company expenses                                   88,961          91,134          84,404
Other costs and expenses                                   92,988          65,397          48,835
                                                       ----------      ----------      ----------
Total                                                  $1,449,166      $1,358,574      $1,247,989
                                                       ==========      ==========      ==========

(22) INDUSTRY SEGMENTS

The Company's operations are presently conducted in five segments of the insurance business: specialty lines of insurance, regional property casualty insurance, alternative markets, reinsurance and international.

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

Our regional segments provide commercial insurance products to customers primarily in 42 states. Key clients of this segment are small-to-mid-sized businesses and state and local governmental entities. The regional subsidiaries are organized geographically, which provides them with the flexibility to adapt to local market conditions, while enjoying the superior administrative capabilities and financial strength of the Company. The regional operations are conducted through four geographic regions based on markets served: Midwest, New England, Southern (excluding Florida) and Mid Atlantic.

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

Our reinsurance operations specialize in underwriting property casualty reinsurance on both a treaty and a facultative basis. The principal reinsurance units are facultative reinsurance, which writes individual certificates and program facultative business, treaty reinsurance, which functions as a traditional reinsurer in specialty and standard reinsurance lines, and Lloyd's reinsurance, which writes property and casualty reinsurance through Lloyd's.

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

                                                                     REVENUES
                                               ------------------------------------------------    PRE-TAX         NET
                                                EARNED     INVESTMENT                              INCOME         INCOME
(DOLLARS IN THOUSANDS)                         PREMIUMS     INCOME        OTHER        TOTAL       (LOSS)         (LOSS)
----------------------                        ----------   ----------   ----------   ----------   ----------    ----------
December 31, 2006:
12 Months
  Specialty                                   $1,752,507   $  200,421   $       --   $1,952,928   $  479,105    $  332,462
  Regional                                     1,205,912       83,957           --    1,289,869      201,417       139,737
  Alternative Markets                            658,805      114,914      104,812      878,531      291,416       201,486
  Reinsurance                                    859,411      133,709           --      993,120      135,424       102,065
  International                                  215,987       32,907           --      248,894       34,447        24,550
  Corporate, other and eliminations (1)               --       20,267        1,574       21,841     (162,812)     (107,896)
  Realized investment gains                           --           --        9,648        9,648        9,648         7,114
                                              ----------   ----------   ----------   ----------   ----------    ----------
  Consolidated                                $4,692,622   $  586,175   $  116,034   $5,394,831   $  988,645    $  699,518
                                              ==========   ==========   ==========   ==========   ==========    ==========
December 31, 2005:
12 Months
  Specialty                                   $1,682,193   $  134,290   $       --   $1,816,483   $  345,896    $  241,619
  Regional                                     1,173,174       57,619           --    1,230,793      216,495       147,924
  Alternative Markets                            663,478       82,617      110,697      856,792      238,462       165,327
  Reinsurance                                    754,097       95,110           --      849,207       63,606        53,233
  International                                  187,993       20,749           94      208,836       20,890        13,782
  Corporate, other and eliminations (1)               --       13,577        3,942       17,519     (132,021)      (87,996)
  Realized investment gains                           --           --       17,209       17,209       17,209        11,003
                                              ----------   ----------   ----------   ----------   ----------    ----------
  Consolidated                                $4,460,935   $  403,962   $  131,942   $4,996,839   $  770,537    $  544,892
                                              ==========   ==========   ==========   ==========   ==========    ==========
December 31, 2004:
12 Months
  Specialty                                   $1,391,652   $   99,452   $       --   $1,491,104   $  275,689    $  188,646
  Regional                                     1,068,552       44,249           --    1,112,801      184,152       123,902
  Alternative Markets                            605,996       59,057      109,344      774,397      133,438        92,345
  Reinsurance                                    841,451       73,825           --      915,276       85,995        62,910
  International                                  153,441       14,201          207      167,849       18,790        10,036
  Corporate, other and eliminations (1)               --          511        2,029        2,540     (107,819)      (70,313)
  Realized investment gains                           --           --       48,268       48,268       48,268        31,306
  Cumulative effect of change in accounting
   principle                                          --           --           --           --           --          (727)
                                              ----------   ----------   ----------   ----------   ----------    ----------
  Consolidated                                $4,061,092   $  291,295   $  159,848   $4,512,235   $  638,513    $  438,105
                                              ==========   ==========   ==========   ==========   ==========    ==========

Identifiable assets by segment are as follows (dollars in thousands):

YEARS ENDED DECEMBER 31,                    2006            2005
------------------------                ------------    ------------
Specialty                               $  5,387,934    $  4,731,062
Regional                                   2,796,225       2,652,556
Alternative Markets                        2,700,782       2,374,967
Reinsurance                                5,231,317       4,506,796
International                                811,662         613,634
Corporate, other and eliminations (1)     (1,271,431)       (982,728)
                                        ------------    ------------
Consolidated                            $ 15,656,489    $ 13,896,287
                                        ============    ============

(1) Corporate and other eliminations represent corporate revenues and expenses, realized investment gains and losses and other items that are not allocated to business segments.

Net premiums earned by major line of business are as follows (dollars in thousands):

                                          2006         2005         2004
                                       ----------   ----------   ----------
SPECIALTY
  Premises operations                  $  744,351   $  701,456   $  586,476
  Commercial automobile                   267,091      265,227      232,820
  Products liability                      257,992      258,163      172,848
  Property                                164,784      137,643      124,610
  Professional liability                  158,124      183,220      196,710
  Other                                   160,165      136,484       78,188
                                       ----------   ----------   ----------
      Total specialty                  $1,752,507   $1,682,193   $1,391,652
                                       ----------   ----------   ----------
REGIONAL
  Commercial multiple peril               468,978      469,033      430,762
  Commercial automobile                   348,126      339,832      310,872
  Workers' compensation                   246,151      235,748      213,538
  Other                                   142,657      128,561      113,380
                                       ----------   ----------   ----------
      Total regional                   $1,205,912   $1,173,174   $1,068,552
                                       ----------   ----------   ----------
ALTERNATIVE MARKETS
  Excess workers' compensation            308,290      291,852      256,095
  Primary workers' compensation           270,193      301,619      283,546
  Other                                    80,322       70,007       66,355
                                       ----------   ----------   ----------
      Total alternative markets        $  658,805   $  663,478   $  605,996
                                       ----------   ----------   ----------
REINSURANCE
  Casualty                                758,635      621,887      624,659
  Property                                100,776      132,210      216,792
                                       ----------   ----------   ----------
      Total reinsurance                $  859,411   $  754,097   $  841,451
                                       ----------   ----------   ----------
INTERNATIONAL                          $  215,987   $  187,993   $  153,441
                                       ----------   ----------   ----------
      Total                            $4,692,622   $4,460,935   $4,061,092
                                       ==========   ==========   ==========

(23) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of quarterly financial data (in thousands except per share data):

                                                                       THREE MONTHS ENDED
                            ------------------------------------------------------------------------------------------------------
                                     MARCH 31,                 JUNE 30,               SEPTEMBER 30,              DECEMBER 31,
                                2006         2005         2006         2005         2006         2005        2006         2005
                            ------------------------------------------------------------------------------------------------------
Revenues                    $ 1,307,534  $ 1,159,988  $ 1,358,346  $ 1,220,784  $ 1,368,508  $ 1,272,177  $1,360,443  $ 1,343,890
Net income                      161,702      120,871      165,452      134,079      174,308      122,518     198,056      167,424
Net income per share (a):
  Basic                             .84          .64          .86          .70          .91          .64        1.03          .88
  Diluted                           .80          .61          .82          .67          .87          .61         .98          .83

(a) Earnings per share (EPS) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters EPS does not necessarily equal the full-year EPS.

(24) SUBSEQUENT EVENT

On February 14, 2007, the Company issued $250 million of 6.25% senior notes due February 15, 2037.