Form 10-K, Exhibit 13
period 2007-12-31
BERKLEY W R CORP
filed 2008-02-29
CIK 11544

FINANCIAL DATA
(Amounts in thousands, except per share data)

Years ended December 31,	2007	2006	2005	2004	2003

Net premiums written	$4,575,989	$4,818,993	$4,604,574	$4,266,361	$3,670,515
Net premiums earned	4,663,701	4,692,622	4,460,935	4,061,092	3,234,610
Net investment income	672,660	586,175	403,962	291,295	210,056
Insurance service fees	97,689	104,812	110,697	109,344	101,715
Realized investment gains	14,938	9,648	17,209	48,268	81,692
Revenues from wholly-owned investees	102,846	—	—	—	—
Total revenues	5,553,639	5,394,831	4,996,839	4,512,235	3,630,108
Interest expense	88,996	92,522	85,926	66,423	54,733
Income before income taxes	1,057,634	988,645	770,537	638,513	489,304
Income tax expense	(310,905)	(286,398)	(222,521)	(196,235)	(150,626)
Minority interest	(3,083)	(2,729)	(3,124)	(3,446)	(1,458)
Income before change in accounting	743,646	699,518	544,892	438,832	337,220
Cumulative effect of change in accounting	—	—	—	(727)	—
Net income	743,646	699,518	544,892	438,105	337,220
Data per common share:
Net income per basic share	3.94	3.65	2.86	2.32	1.81
Net income per diluted share	3.78	3.46	2.72	2.21	1.72
Stockholders’ equity	19.80	17.30	13.42	11.13	8.95
Cash dividends declared	.20	.16	.12	.12	.12
Weighted average shares outstanding:
Basic	188,981	191,809	190,533	188,912	187,029
Diluted	196,698	201,961	200,426	198,408	195,893

Balance sheet data (as of year end)
Investments	$11,893,522	$11,114,364	$9,810,225	$7,303,889	$5,068,670
Total assets	16,832,170	15,656,489	13,896,287	11,451,033	9,334,685
Reserves for losses and loss expenses	8,678,034	7,784,269	6,711,760	5,449,611	4,192,091
Junior subordinated debentures	249,375	241,953	450,634	208,286	193,336
Senior notes and other debt	1,121,793	869,187	967,818	808,264	659,208
Stockholders’ equity	3,569,775	3,335,159	2,567,077	2,109,702	1,682,562

PAST PRICES OF COMMON STOCK
The common stock of the Company is traded on the New York Stock Exchange under the symbol “BER”.

	Price Range		Common Dividends
	High	Low	Declared Per Share

2007
Fourth Quarter	$32.21	$28.04	$.05
Third Quarter	32.81	25.20	.05
Second Quarter	33.80	31.89	.05
First Quarter	35.10	31.30	.05

2006
Fourth Quarter	$37.72	$34.34	$.04
Third Quarter	37.25	32.26	.04
Second Quarter	40.95	30.61	.04
First Quarter	40.15	31.87	.04

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
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
Available insurance capacity has increased in recent years, increasing competition in the industry and putting downward pressure on pricing and terms and conditions. In 2007, we saw increased competition and decreased prices across most of our business segments, and we believe that this trend of increased competition and decreased prices will continue in 2008.
The Company’s profitability is also affected by its investment income. The Company’s invested assets, which are derived from its own capital and cash flow from its insurance business, are invested principally in fixed maturity securities. The return on fixed maturity securities is affected primarily by general interest rates and the credit quality and duration of the securities. The Company also invests in equity securities, including merger arbitrage, private equity and real estate securities.
Critical Accounting Estimates
The following presents a discussion of accounting policies and estimates relating to reserves for losses and loss expenses, assumed premiums and investments. Management believes these policies and estimates are the most critical to its operations and require the most difficult, subjective and complex judgments.
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
In general, when a claim is reported, claims personnel establish a “case reserve” for the estimated amount of the ultimate payment. The estimate represents an informed judgment based on general reserving practices and reflects the experience and knowledge of the claims personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis to provide for losses incurred but not reported (“IBNR”) to the insurer, potential inadequacy of case reserves and the estimated expenses of settling claims, including legal and other fees and general expenses of administrating the claims adjustment process. Reserves are established based upon the then current legal interpretation of coverage provided.
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

Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claim administration will cost. While the methods for establishing the reserves are well tested over time, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management’s assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors, including the actions of third parties which are beyond the Company’s control. These variables are affected by external and internal events, such as inflation and economic volatility, judicial and litigation trends, reinsurance coverage, legislative changes and claim handling and reserving practices, which make it more difficult to accurately predict claim costs. The inherent uncertainties of estimating reserves are greater for certain types of liabilities where long periods of time elapse before a definitive determination of liability is made. Because setting reserves is inherently uncertain, the Company cannot assure that its current reserves will prove adequate in light of subsequent events.
Loss reserves included in the Company’s financial statements represent management’s best estimates based upon an actuarially derived point estimate and other considerations. The Company uses a variety of actuarial techniques and methods to derive an actuarial point estimate for each operating unit. These methods include paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods and frequency and severity methods. In circumstances where one actuarial method is considered more credible than the others, that method is used to set the point estimate. For example, the paid loss and incurred loss development methods rely on historical paid and incurred loss data. For new lines of business, where there is insufficient history of paid and incurred claims data, or in circumstances where there have been significant changes in claim practices, the paid and incurred loss development methods would be less credible than other actuarial methods. The actuarial point estimate may also be based on a judgmental weighting of estimates produced from each of the methods considered. Industry loss experience is used to supplement the Company’s own data in selecting “tail factors” and in areas where the Company’s own data is limited. The actuarial data is analyzed by line of business, coverage and accident or policy year, as appropriate, for each operating unit.
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
Another factor affecting estimates of loss frequency and severity is the loss reporting lag, which is the period of time between the occurrence of a loss and the date the loss is reported to the Company. The length of the loss reporting lag affects our ability to accurately predict loss frequency (loss frequencies are more predictable for lines with short reporting lags) as well as the amount of reserves needed for incurred but not reported losses (less IBNR is required for lines with short reporting lags). As a result, loss reserves for lines with short reporting lags are likely to have less variation from initial loss estimates. For lines with short reporting lags, which include commercial automobile, primary workers’ compensation, commercial multi-peril business, other liability (claims-made) and property business, the key assumption is the loss emergence pattern used to project ultimate loss estimates from known losses paid or reported to date. For lines of business with long reporting lags, which include other liability (occurrence), products liability, excess workers’ compensation and liability reinsurance, the key assumption is the expected loss ratio since there is little paid or incurred loss data to consider.
Historically, the Company has experienced less variation from its initial loss estimates for lines of businesses with short reporting lags than for lines of business with long reporting lags. For example, as of December 31, 2007, initial loss estimates for accident years 1998 through 2006 were increased by an average of 2% for lines with short reporting lags and by an average of 16% for lines with long reporting lags. For the latest accident year ended December 31, 2007, initial loss estimates were $1.8 billion for lines with short reporting lags and $1.0 billion for lines with long reporting lags.
The key assumptions used in calculating the most recent estimate of the loss reserves are reviewed each quarter and adjusted, to the extent necessary, to reflect historical changes, current trends and other factors observed. If the actual level of loss frequency and severity are higher or lower than expected, the ultimate losses will be different than management’s estimate. The following table reflects the impact of changes (which could be favorable or unfavorable) in frequency and severity on our loss estimate for claims occurring in 2007 (dollars in thousands):

Frequency (+/-)
Severity (+/-)	1%	5%	10%

1%	57,037	171,678	314,979
5%	171,678	290,859	439,835
10%	314,979	439,835	595,906

Our net reserves for losses and loss expenses of $7.8 billion as of December 31, 2007 relate to multiple accident years. Therefore, the impact of changes in frequency or severity for more than one accident year could be higher or lower than the amounts reflected above.
Approximately $1.9 billion, or 24%, of the Company’s net loss reserves relate to assumed reinsurance business. There is a higher degree of uncertainty and greater variability regarding estimates of assumed loss reserves because those estimates are based, in part, upon information received from ceding companies. If information received from ceding companies is not timely or correct, the Company’s estimate of ultimate losses may not be accurate. Furthermore, due to delayed reporting of claim information by ceding companies, the claim settlement tail for assumed reinsurance is extended. Management considers the impact of delayed reporting in its selection of assumed loss development factors.
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
Following is a summary of the Company’s reserves for losses and loss expenses by business segment as of December 31, 2007 and 2006 (dollars in thousands):

	2007	2006

Specialty	$2,853,479	$2,498,030
Regional	1,218,703	1,071,607
Alternative Markets	1,558,643	1,372,517
Reinsurance	1,884,051	1,764,767
International	308,021	240,676

Net reserves for losses and loss expenses	7,822,897	6,947,597
Ceded reserves for losses and loss expenses	855,137	836,672

Gross reserves for losses and loss expenses	$8,678,034	$7,784,269

Following is a summary of the Company’s net reserves for losses and loss expenses by major line of business as of December 31, 2007 and 2006 (dollars in thousands):

	Reported Case	Incurred but not
	Reserves	Reported	Total

December 31, 2007
General liability	$756,121	$2,095,913	$2,852,034
Workers’ compensation	915,588	929,875	1,845,463
Commercial automobile	377,922	223,767	601,689
International	118,807	189,214	308,021
Other	135,221	196,418	331,639

Total primary	2,303,659	3,635,187	5,938,846
Reinsurance	795,922	1,088,129	1,884,051

Total	$3,099,581	$4,723,316	$7,822,897

December 31, 2006
General liability	$696,074	$1,824,395	$2,520,469
Workers’ compensation	687,127	909,076	1,596,203
Commercial automobile	354,841	193,995	548,836
International	78,489	162,187	240,676
Other	98,368	178,278	276,646

Total primary	1,914,899	3,267,931	5,182,830
Reinsurance	680,272	1,084,495	1,764,767

Total	$2,595,171	$4,352,426	$6,947,597

For the year ended December 31, 2007, the Company reported losses and loss expenses of $2.8 billion, of which $106 million represented a decrease in estimates for claims occurring in prior years. The estimates for claims occurring in prior years decreased by $150 million for primary business and increased by $44 million for assumed reinsurance. On an accident year basis, the change in prior year reserves is comprised of an increase in estimates for claims occurring in accident years 2003 and prior of $179 million and a decrease in estimates for claims occurring in accident years 2004 through 2006 of $285 million. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.
Case reserves for primary business increased 20% to $2.3 billion as a result of a 3% increase in the number of outstanding claims and a 21% increase in the average case reserve per claim. Reserves for incurred but not reported losses for primary business increased 11% to $3.6 billion at December 31, 2007 from $3.3 billion at December 31, 2006. By segment, prior year reserves decreased by $97 million for specialty, $24 million for alternative markets, $22 million for regional and $7 million for international. By line of business, prior year reserves decreased by $114 million for general liability, $14 million for workers’ compensation, $12 million for property and $10 million for commercial automobile. The decrease in prior year reserves for general liability reflects the favorable loss reserve trends for excess and surplus lines for accident years 2004 through 2006.
Case reserves for reinsurance business increased 17% to $796 million at December 31, 2007 from $680 million at December 31, 2006. Reserves for incurred but not reported losses for reinsurance business were $1,088 million at December 31, 2007 compared with $1,084 million at December 31, 2006. Prior year reserves increased $44 million as losses reported by ceding companies for those years were higher than expected. The Company sets its initial loss estimates based principally upon information obtained during the underwriting process and adjusts these estimates as losses are reported by ceding companies and additional information becomes available.
Loss Reserve Discount. The Company discounts its liabilities for excess and assumed workers’ compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company’s loss payout experience. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. These discount rates range from 3.7% to 6.5% with a weighted average discount rate of 4.9%. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.6%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $787,988,000, $699,883,000 and $575,485,000 at December 31, 2007, 2006 and 2005, respectively. The increase in the aggregate discount from 2006 to 2007 and from 2005 to 2006 resulted from the increase in excess and assumed workers’ compensation gross reserves.

Assumed Reinsurance Premiums. The Company estimates the amount of assumed reinsurance premiums that it will receive under treaty reinsurance agreements at the inception of the contracts. These premium estimates are revised as the actual amount of assumed premiums is reported to the Company by the ceding companies. As estimates of assumed premiums are made or revised, the related amount of earned premium, commissions and incurred losses associated with those premiums are recorded. Estimated assumed premiums receivable were approximately $69 million and $139 million at December 31, 2007 and 2006, respectively. The assumed premium estimates are based upon terms set forth in the reinsurance agreement, information received from ceding companies during the underwriting and negotiation of the agreement, reports received from ceding companies and discussions and correspondence with reinsurance intermediaries. The Company also considers its own view of market conditions, economic trends and experience with similar lines of business. These premium estimates represent management’s best estimate of the ultimate premiums to be received under its assumed reinsurance agreements.
Other-Than-Temporary Declines in the Value of Investments. The cost of securities is adjusted where appropriate to include a provision for decline in value which is considered to be other than temporary. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in market value and where the Company does not expect the fair value to recover prior to the time of sale or maturity. Management regularly reviews securities that have a fair value less than cost to determine whether an other than temporary impairment has occurred. In determining whether a decline in fair value is other than temporary, management assesses whether the fair value is expected to recover and whether the Company has the intent to hold the investment until it recovers. The Company’s assessment of its intent to hold an investment until it recovers is based on conditions at the time the assessment is made, including general market conditions, the Company’s overall investment strategy and management’s view of the underlying value of an investment relative to its current price. If a decline in value is considered other than temporary, the Company reduces the carrying value of the security and reports a realized loss on its statement of income.

Business Segment Results
Following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2007 and 2006. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit.

(Dollars in thousands)	2007	2006

Specialty
Gross premiums written	$1,816,727	$1,918,521
Net premiums written	1,704,880	1,814,479
Premiums earned	1,772,547	1,752,507
Loss ratio	57.3%	59.1%
Expense ratio	26.7%	25.0%
Combined ratio	84.0%	84.1%

Regional
Gross premiums written	$1,441,077	$1,415,311
Net premiums written	1,267,451	1,235,302
Premiums earned	1,250,914	1,205,912
Loss ratio	59.1%	59.7%
Expense ratio	31.4%	30.6%
Combined ratio	90.5%	90.3%

Alternative Markets
Gross premiums written	$758,285	$747,680
Net premiums written	656,369	651,255
Premiums earned	651,909	658,805
Loss ratio	59.2%	53.5%
Expense ratio	23.1%	22.1%
Combined ratio	82.3%	75.6%

Reinsurance
Gross premiums written	$732,233	$940,797
Net premiums written	682,241	892,769
Premiums earned	740,439	859,411
Loss ratio	65.3%	72.0%
Expense ratio	31.3%	27.8%
Combined ratio	96.6%	99.8%

International
Gross premiums written	$304,908	$254,605
Net premiums written	265,048	225,188
Premiums earned	247,892	215,987
Loss ratio	62.6%	64.2%
Expense ratio	32.4%	32.0%
Combined ratio	95.0%	96.2%

Consolidated
Gross premiums written	$5,053,230	$5,276,914
Net premiums written	4,575,989	4,818,993
Premiums earned	4,663,701	4,692,622
Loss ratio	59.6%	61.0%
Expense ratio	28.5%	27.0%
Combined ratio	88.1%	88.0%

Results of Operations for the Year Ended December 31, 2007 and 2006
The following table presents the Company’s net income and net income per share for the years ended December 31, 2007 and 2006 (amounts in thousands, except per share data):

	2007	2006

Net income	$743,646	$699,518
Weighted average diluted shares	196,698	201,961
Net income per diluted share	$3.78	$3.46

The increase in net income in 2007 compared with 2006 reflects higher investment income as a result of operating cash flow. Underwriting profits were essentially unchanged as favorable prior year loss reserve development was offset by a higher expected loss ratio for accident year 2007 and by higher underwriting expenses.
Gross Premiums Written. Gross premiums written were $5.1 billion in 2007, down 4% from 2006. The Company has experienced increased competition and downward pressure on pricing since 2004. This trend continued in 2007, with price levels for renewal business declining approximately 5% as compared with the prior year period.
A summary of gross premiums written in 2007 compared with 2006 by business segment follows:
•	Specialty gross premiums decreased by 5% to $1,817 million in 2007 from $1,919 million in 2006. The number of new and renewal policies issued in 2007, net of policy cancellations, increased 3%. Average prices for renewal policies, adjusted for changes in exposure, decreased 6%. Gross premiums written decreased 15% for premises operations and 13% for products liability. Gross premiums written increased 11% for property lines and 5% for professional liability. Commercial automobile gross premiums written were essentially unchanged.

•	Regional gross premiums increased by 2% to $1,441 million in 2007 from $1,415 million in 2006. The number of new and renewal policies issued in 2007, net of policy cancellations, increased 1%. Average prices for renewal policies, adjusted for changes in exposure, decreased 4%. Gross premiums written increased 4% for commercial automobile and 1% for workers’ compensation. Commercial multiple peril was virtually unchanged. Gross premiums include assigned risk premiums, which are fully reinsured, of $88 million in 2007 and $102 million in 2006.

•	Alternative markets gross premiums increased by 1% to $758 million in 2007 from $748 million in 2006. The number of new and renewal policies issued, excluding personal accident business which is a new line of business, increased 3% in 2007 (net of policy cancellations). Average prices for renewal policies, adjusted for changes in exposure, decreased 6%. Gross premiums written decreased 3% for primary workers’ compensation and increased 3% for excess workers’ compensation. Gross premiums include assigned risk premiums, which are fully reinsured, of $61 million in 2007 and $67 million in 2006.

•	Reinsurance gross premiums decreased by 22% to $732 million in 2007 from $941 million in 2006. Average prices for renewal business decreased 5%. Casualty gross premiums written decreased 29% to $558 million, and property gross premiums written increased 10% to $174 million. The 2006 premiums include $131 million related to two medical malpractice reinsurance agreements that expired in 2007 and were not renewed. While these agreements contained limits on the potential amount of losses to be paid by the Company, they also contained limits on the potential profits that may be earned by the Company.

•	International gross premiums increased by 20% to $305 million in 2007 from $255 million in 2006. Gross premiums in the UK and Europe increased 19% as a result of expanded product offerings and from the impact of foreign exchange rates. Gross premiums in Argentina increased 32% as a result of higher price levels.
Net Premiums Earned. Net premiums earned decreased 1% to $4,664 million from $4,693 million in 2006. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2007 are related to business written during both 2007 and 2006. The 1% decrease for 2007 earned premiums reflects the underlying decline in net premiums written in 2007.

Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2007 and 2006.

			Average Annualized
(dollars in thousands)	Amount		Yield

	2007	2006	2007	2006

Fixed maturity securities, including cash	$497,892	$440,987	4.8%	4.7%
Arbitrage trading account	80,253	74,551	9.8%	10.4%
Partnerships and affiliates	38,274	37,145	8.1%	9.5%
Equity securities available for sale	57,502	35,662	7.0%	6.8%
Other	10,191	5,068

Gross investment income	684,112	593,413	5.4%	5.4%
Investment expenses and interest on funds held	(11,452)	(7,238)

Total	$672,660	$586,175	5.4%	5.3%

Net investment income increased 15% to $673 million in 2007 from $586 million in 2006. Average invested assets (including cash and cash equivalents) increased 14% to $12.6 billion in 2007 from $11.1 billion in 2006 as a result of cash flow from operations.
Insurance Service Fees. The alternative markets segment offers fee-based services to help clients develop and administer self-insurance programs, primarily for workers’ compensation coverage. Service fees were $98 million in 2007, down from $105 million in 2006, primarily as a result of a decline in fees for managing state-sponsored assigned risk plans.
Realized Investment Gains. Realized investment gains result primarily from sales of securities, as well as from provisions for other than temporary impairment in securities. Realized investment gains were $15 million in 2007 compared with $10 million in 2006. Charges for impairment of investments were $2.7 million in 2007 and $0.1 million in 2006. The Company buys and sells securities on a regular basis in order to maximize the total return on investments. Decisions to sell securities are based on management’s view of the underlying fundamentals of specific securities as well as management’s expectations regarding interest rates, credit spreads, currency values and general economic conditions.
Revenues from Wholly-Owned Investees. Revenues from wholly-owned investees were $103 million in 2007. These revenues were derived from two fixed base operators that the Company acquired in 2007. These companies provide services to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication.
Losses and Loss Expenses. Losses and loss expenses decreased 3% to $2,780 million in 2007 from $2,864 million in 2006. The consolidated loss ratio was 59.6% in 2007 compared with 61.0% in 2006. The 2007 loss ratio reflects favorable prior year loss reserve development of $106 million compared with $27 million of adverse development in 2006. The favorable loss reserve development was primarily related to the specialty segment. The Company also experienced favorable development for the regional, alternative markets and international segments that was partially offset by unfavorable reserve development for the reinsurance segment. The expected loss ratio for premiums earned in 2007 is higher than the expected loss ratio for the preceding year as a result of a decline in average prices. Weather-related losses were $34 million in 2007 compared with $39 million in 2006. A summary of loss ratios in 2007 compared with 2006 by business segment follows:
•	Specialty’s loss ratio decreased to 57.3% in 2007 from 59.1% in 2006. The decrease reflects the impact of prior year loss reserve changes (favorable loss reserve changes were $97 million in 2007 compared with $6 million in 2006), partially offset by a higher expected loss ratio for accident year 2007 due to a decline in price levels. The favorable loss reserve development was primarily related to general liability business for accident years 2004 through 2006.

•	The regional loss ratio decreased to 59.1% in 2007 from 59.7% in 2006. The decrease reflects the impact of prior year loss reserve changes (favorable loss reserve changes were $22 million in 2007 compared with unfavorable loss reserve changes of $16 million in 2006), partially offset by a higher expected loss ratio for accident year 2007 as a result of a decline in price levels. Weather-related losses were $34 million in 2007 compared with $39 million in 2006.

•	Alternative market’s loss ratio increased to 59.2% from 53.5%. The increase reflects the impact of prior year reserve changes (favorable loss reserve changes were $24 million in 2007 compared to $48 million in 2006). In 2007, favorable loss reserve changes for primary workers’ compensation and medical excess business were offset by unfavorable loss reserve development for excess workers’ compensation business. The expected loss ratio for premiums earned in 2007 is higher than the expected loss ratio for the preceding year as a result of a decline in average prices.

•	The reinsurance loss ratio decreased to 65.3% in 2007 from 72.0% in 2006. The decrease reflects improved underwriting results from treaty reinsurance business and the Company’s participation in business underwritten at Lloyd’s. Prior year loss reserves increased by $44 million in 2007 compared with $69 million in 2006.

•	The international loss ratio decreased to 62.6% in 2007 from 64.2% in 2006. The decrease reflects the impact of prior year loss reserve changes (favorable loss reserve changes were $7 million in 2007 compared with $4 million in 2006).
Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2007 and 2006 (dollars in thousands):

	2007	2006

Underwriting expenses	$1,330,519	$1,267,217
Service expenses	90,561	88,961
Other costs and expenses	109,907	92,988

Total	$1,530,987	$1,449,166

Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. Underwriting expenses increased 5% in 2007 primarily as a result of higher compensation costs and agent commissions, including contingent commissions. The consolidated expense ratio (underwriting expenses expressed as a percentage of premiums earned) was 28.5% in 2007 compared with 27.0% in 2006.
Service expenses, which represent the costs associated with the alternative market’s fee-based business, increased 2% to $91 million.
Other costs and expenses, which represent general and administrative expenses for the parent company, increased 18% to $110 million primarily as a result of higher costs for incentive compensation programs.
Expenses from Wholly-Owned Investees. Expenses from wholly-owned investees of $96 million in 2007 represent costs associated with revenues from wholly-owned investees described above. These include cost of goods sold related to aircraft and other sales, labor and equipment costs related to repairs and other services and general and administrative expenses.
Interest Expense. Interest expense decreased 4% to $89 million as a result of the redemption of $210 million of 8.197% junior subordinated debentures in December 2006, partially offset by the issuance of $250 million of 6.25% senior notes in February 2007.
Income Taxes. The effective income tax rate was 29% in 2007 and 2006. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income.

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

(Dollars in thousands)	2006	2005

Specialty
Gross premiums written	$1,918,521	$1,932,821
Net premiums written	1,814,479	1,827,865
Premiums earned	1,752,507	1,682,193
Loss ratio	59.1%	62.4%
Expense ratio	25.0%	25.1%
Combined ratio	84.1%	87.5%

Regional
Gross premiums written	$1,415,311	$1,384,574
Net premiums written	1,235,302	1,196,487
Premiums earned	1,205,912	1,173,174
Loss ratio	59.7%	55.8%
Expense ratio	30.6%	30.6%
Combined ratio	90.3%	86.4%

Alternative Markets
Gross premiums written	$747,680	$781,411
Net premiums written	651,255	669,774
Premiums earned	658,805	663,478
Loss ratio	53.5%	59.4%
Expense ratio	22.1%	20.1%
Combined ratio	75.6%	79.5%

Reinsurance
Gross premiums written	$940,797	$770,781
Net premiums written	892,769	719,540
Premiums earned	859,411	754,097
Loss ratio	72.0%	74.1%
Expense ratio	27.8%	30.1%
Combined ratio	99.8%	104.2%

International
Gross premiums written	$254,605	$218,396
Net premiums written	225,188	190,908
Premiums earned	215,987	187,993
Loss ratio	64.2%	66.5%
Expense ratio	32.0%	29.6%
Combined ratio	96.2%	96.1%

Consolidated
Gross premiums written	$5,276,914	$5,087,983
Net premiums written	4,818,993	4,604,574
Premiums earned	4,692,622	4,460,935
Loss ratio	61.0%	62.4%
Expense ratio	27.0%	26.9%
Combined ratio	88.0%	89.3%

Results of Operations for the Year Ended December 31, 2006 and 2005
The following table presents the Company’s net income and net income per share for the years ended December 31, 2006 and 2005 (amounts in thousands, except per share data):

	2006	2005

Net income	$699,518	$544,892
Weighted average diluted shares	201,961	200,426
Net income per diluted share	$3.46	$2.72

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
Gross premiums include approximately $94 million of premiums written by new business units established in December 2005. In 2005, the Company developed sufficient information to begin recognizing unbilled audit premiums as such premiums are earned. The accrual for earned but unbilled audit premiums increased premiums written and earned by $22 million in 2006 and $57 million in 2005. Gross premiums for the regional and alternative markets segments include premiums written on behalf of assigned risk plans managed by the Company. The assigned risk business is fully reinsured by the respective state-sponsored assigned risk plans.
A summary of gross premiums written in 2006 compared with 2005 by business segment follows:
•	Specialty gross premiums decreased by 1% to $1,919 million in 2006 from $1,933 million in 2005. The number of new and renewal policies issued in 2006, net of policy cancellations, increased 1%. Average prices for renewal policies, adjusted for changes in exposure, decreased 4%. Gross premiums written decreased 11% for professional liability, 6% for products liability, 4% for premises operations and 1% for commercial automobile. Gross premiums written increased 34% for property lines.

•	Regional gross premiums increased by 2% to $1,415 million in 2006 from $1,385 million in 2005. The number of new and renewal policies issued in 2006, net of policy cancellations, decreased 1%. Average prices for renewal policies, adjusted for changes in exposure, decreased 2%. Gross premiums written increased 4% for workers’ compensation, 2% for commercial automobile and 1% for commercial multiple peril. Gross premiums include assigned risk premiums of $102 million in 2006 and $114 million in 2005.

•	Alternative markets gross premiums decreased by 4% to $748 million in 2006 from $781 million in 2005. The number of new and renewal policies issued in 2006, net of policy cancellations, was essentially unchanged. Average prices for renewal policies, adjusted for changes in exposure, decreased 5%. Gross premiums written decreased 10% for primary workers’ compensation and increased 2% for excess workers’ compensation. The decline in premiums for primary workers’ compensation was primarily due to rate decreases in California. Gross premiums include assigned risk premiums of $67 million in 2006 and $76 million in 2005.

•	Reinsurance gross premiums increased by 22% to $941 million in 2006 from $771 million in 2005. Average prices for renewal business increased 3%. Casualty gross premiums written increased 25% to $783 million, and property gross premiums written increased 9% to $158 million. The 2006 premiums include $131 million related to two new medical malpractice reinsurance agreements. While these agreements contain limits on the potential amount of losses to be paid by the Company, they also contain limits on the potential profits that may be earned by the Company.

•	International gross premiums increased by 17% to $255 million in 2006 from $218 million in 2005 due to growth in Europe and Argentina.
Net Premiums Earned. Net premiums earned increased 5% to $4.7 billion from $4.5 billion in 2005. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2006 are related to business written during both 2006 and 2005. The 5% growth rate for 2006 earned premiums reflects the underlying growth in net premiums written in those years.

Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2006 and 2005.

			Average Annualized
(dollars in thousands)	Amount		Yield

	2006	2005	2006	2005

Fixed maturity securities, including cash	$440,987	$336,126	4.7%	4.2%
Arbitrage trading account	74,551	28,095	10.4%	6.2%
Partnerships and affiliates	37,145	18,545	9.5%	6.8%
Equity securities available for sale	35,662	25,529	6.8%	6.3%
Other	5,068	1,620

Gross investment income	593,413	409,915	5.4%	4.4%
Investment expenses and interest on funds held	(7,238)	(5,953)

Total	$586,175	$403,962	5.3%	4.4%

Net investment income increased 45% to $586 million in 2006 from $404 million in 2005. Average invested assets (including cash and cash equivalents) increased 20% to $11.1 billion in 2006 from $9.2 billion in 2005 as a result of cash flow from operations. The average annualized gross yield on investments increased to 5.3% in 2006 from 4.4% in 2005 due to higher short-term interest rates and higher returns from the arbitrage trading account.
Insurance Service Fees. The alternative markets segment offers fee-based services to help clients develop and administer self-insurance programs, primarily for workers’ compensation coverage. Service fees were $105 million in 2006, down from $111 million in 2005, primarily as a result of a decline in fees for managing state-sponsored assigned risk plans.
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
Losses and Loss Expenses. Losses and loss expenses increased 3% to $2.9 billion in 2006 from $2.8 billion in 2005 primarily due to increased premium volume. The consolidated loss ratio was 61.0% in 2006 compared with 62.4% in 2005. The 2006 loss ratio reflects the impact of prior year loss reserve changes (unfavorable loss reserve changes were $27 million in 2006 compared with $187 million in 2005) and lower storm losses ($39 million in 2006 compared with $99 million in 2005). These improvements were partially offset by a higher expected loss ratio for accident year 2006 as a result of a decline in price levels. A summary of loss ratios in 2006 compared with 2005 by business segment follows:
•	Specialty’s loss ratio decreased to 59.1% in 2006 from 62.4% in 2005 principally due to the impact of prior year loss reserve changes (favorable loss reserve changes were $6 million in 2006 compared with unfavorable loss reserve changes of $91 million in 2005).

•	The regional loss ratio increased to 59.7% in 2006 from 55.8% in 2005. The 2006 loss ratio reflects a higher expected loss ratio for accident year 2006 as a result of a decline in price levels. Weather-related losses were $39 million in 2006 compared with $35 million in 2005.

•	Alternative market’s loss ratio decreased to 53.5% from 59.4% primarily as a result of continued favorable reserve development related to workers’ compensation business in California.

•	The reinsurance loss ratio decreased to 72.0% in 2006 from 74.1% in 2005. The decrease reflects the impact of lower weather-related losses (with no weather-related losses in 2006 compared with $49 million in 2005) and lower prior year loss reserve development. These were partially offset by relatively higher loss ratios for the new medical malpractice reinsurance agreements referred to above.

•	The international loss ratio decreased to 64.2% in 2006 from 66.5% in 2005 primarily as a result of favorable reserve development related to professional indemnity business written in the United Kingdom.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2006 and 2005 (dollars in thousands):

	2006	2005

Underwriting expenses	$1,267,217	$1,202,043
Service expenses	88,961	91,134
Other costs and expenses	92,988	65,397

Total	$1,449,166	$1,358,574

Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. Underwriting expenses increased 5% primarily as a result of higher premium volume. The consolidated expense ratio (underwriting expenses expressed as a percentage of premiums earned) was 27.0% in 2006 compared with 26.9% in 2005.
Service expenses, which represent the costs associated with the alternative market’s fee-based business, decreased 2% to $89 million primarily as a result of a decrease in costs associated with the servicing of assigned risk plan business.
Other costs and expenses, which represent general and administrative expenses for the parent company, increased 42% to $93 million primarily as a result of higher costs for incentive compensation programs.
Interest Expense. Interest expense increased 8% to $93 million as a result of interest expense related to $200 million of 5.6% senior notes issued in May 2005 and $250 million of 6.75% junior subordinated debentures issued in July 2005. This was partially offset by a reduction in interest expense as a result of the repayment of $100 million 6.25% senior notes in January 2006 and the repayment of $210 million 8.197% junior subordinated debentures in December 2006.
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
The carrying value of the Company’s investment portfolio and investment-related assets as of December 31, 2007 and 2006 were as follows (dollars in thousands):

	2007	2006

Fixed maturity securities	$9,799,044	$9,093,674
Equity securities available for sale	767,809	866,422
Equity securities trading account	512,526	639,481
Partnerships and affiliates	545,937	449,854
Loans receivable	268,206	64,933

Total investments	11,893,522	11,114,364

Cash and cash equivalents	951,863	754,247
Trading account receivables	409,926	312,220
Trading account securities sold but not yet purchased	(67,139)	(170,075)
Unsettled sales	130	1,542

Total	$13,188,302	$12,012,298

Fixed Maturities. The Company’s investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, management of the available for sale portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations. At December 31, 2007 (as compared to December 31, 2006), the fixed maturities portfolio mix was as follows: U.S. Government securities were 15% (15% in 2006); state and municipal securities were 54% (50% in 2006); corporate securities were 10% (9% in 2006); mortgage-backed securities were 18% (22% in 2006); and foreign bonds were 3% (4% in 2006).
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
Equity Securities Available for Sale. Equity securities available for sale primarily represent investments in common and preferred stocks of publicly traded real estate investment trusts, banks, Fannie Mae, Freddie Mac and utilities.
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
Partnerships and Affiliates. At December 31, 2007 (as compared to December 31, 2006), investments in partnerships and affiliates were as follows: equity in Kiln Ltd was $109 million ($96 million in 2006); real estate funds were $294 million ($275 million in 2006); and other investments were $143 million ($79 million in 2006).
On December 14, 2007, Kiln Ltd announced that the boards of Tokio Marine & Nichido Fire Insurance Co., Ltd. (“TMNF”) and Kiln Ltd have reached agreement on the terms of a recommended cash acquisition of Kiln Ltd by TMNF at an acquisition price of 150 pence per share. The carry value of the Company’s investment in Kiln Ltd was $109 million at December 31, 2007. The total value of the Company’s investment in Kiln Ltd at the acquisition price of 150 pence per share is approximately $174 million at exchange rates in effect on February 27, 2008.
Loans Receivable. Loans receivable represent commercial real estate mortgage loans and related instruments with maturities of five years or less and floating, LIBOR-based interest rates.

Securities in an Unrealized Loss Position. The following table summarizes all securities in an unrealized loss position at December 31, 2007 and 2006 by the length of time those securities have been continuously in an unrealized loss position:

	Number of	Aggregate	Gross
(Dollars in thousands)	Securities	Fair Value	Unrealized Loss

December 31, 2007

Fixed maturities:
0 – 6 months	44	$379,515	$5,254
7 – 12 months	43	486,233	6,999
Over 12 months	156	1,300,468	17,450

Total	243	$2,166,216	$29,703

Equity securities available for sale:
0 – 6 months	55	$445,917	$86,992
7 – 12 months	42	61,263	10,780
Over 12 months	12	39,600	7,173

Total	109	$546,780	$104,945

December 31, 2006

Fixed maturities:
0 – 6 months	100	$802,595	$2,309
7 – 12 months	62	645,331	4,445
Over 12 months	269	2,843,721	44,389

Total	431	$4,291,647	$51,143

Equity securities available for sale:
0 – 6 months	8	$75,568	$320
7 – 12 months	9	60,853	250
Over 12 months	16	105,085	1,583

Total	33	$241,506	$2,153

At December 31, 2007, gross unrealized gains were $233 million, or 2% of total investments, and gross unrealized losses were $139 million, or 1% of total investments. There were 154 securities that have been continuously in an unrealized loss position for more than six months. Those securities had an aggregate fair value of $1 billion and an aggregate unrealized loss of $50 million. The decline in market value for the fixed income securities was primarily due to an increase in market interest rates since the securities were purchased. The decline in market value for the equity securities was primarily due to wider spreads for preferred stocks issued by banks, real estate investment trusts, Fannie Mae and Freddie Mac following the disruption in credit markets in late 2007.
Management regularly reviews securities that have a fair value less than cost to determine whether an other than temporary impairment has occurred. In determining whether a decline in fair value is other than temporary, management assesses whether the fair value is expected to recover and whether the Company has the intent to hold the investment until it recovers. The Company’s assessment of its intent to hold an investment until it recovers is based on conditions at the time the assessment is made, including general market conditions, the Company’s overall investment strategy and management’s view of the underlying value of an investment relative to its current price. If a decline in value is considered other than temporary, the Company reduces the carrying value of the security and reports a realized loss on its statement of income.

The following table shows the composition by Standard & Poor’s (“S&P”) and Moody’s ratings of the fixed maturity securities in our portfolio with gross unrealized losses at December 31, 2007. Not all of the securities are rated by S&P and/or Moody’s (dollars in thousands).

		Unrealized Loss		Fair Value
S&P Rating	Moody’s Rating	Amount	Percent to Total	Amount	Percent to Total

AAA/AA/A	Aaa/Aa/A	$26,223	88.3%	$1,958,045	90.3%
BBB	Baa	2,022	6.8	168,590	7.8
BB	Ba	1,221	4.1	35,779	1.7
B	B	—	—	—	—
CCC or lower	Caa or lower	237	0.8	3,802	0.2
N/A	N/A	—	—	—	—

	Total	$29,703	100.0%	$2,166,216	100.0%

The scheduled maturity dates for fixed maturity securities in an unrealized loss position at December 31, 2007 are shown in the following table (dollars in thousands):

	Unrealized Loss		Fair Value
	Amount	Percent to Total	Amount	Percent to Total

Due in one year or less	$2,156	7.3%	$158,052	7.3%
Due after one year through five years	3,234	10.9	358,245	16.5
Due after five years through ten years	6,118	20.6	408,700	18.9
Due after ten years	8,913	30.0	540,058	24.9
Mortgage and asset-backed securities	9,282	31.2	701,161	32.4

Total fixed income securities	$29,703	100.0%	$2,166,216	100.0%

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Due to the periodic repayment of principal, the mortgage and asset-backed securities are estimated to have an effective maturity of approximately 1.9 years.
Market Risk. The Company’s market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company’s investment portfolio as a result of fluctuations in credit quality and interest rates. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. In addition, the Company’s international businesses and securities are subject to currency exchange rate risk. As discussed above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations. The average duration for the fixed income portfolio was 3.3 years at December 31, 2007 and 2006.
The following table outlines the groups of fixed maturity securities and the components of the interest rate risk at December 31, 2007:

	Effective
	Duration	Fair Value
	(Years)	(000s)

Cash and cash equivalents	0.4	$951,863
U. S. Government securities	2.4	1,473,766
State and municipal	4.8	5,244,288
Corporate	3.0	1,009,932
Foreign	0.9	327,800
Mortgage-backed securities	1.9	1,755,373
Loans receivable	1.5	268,206

Total	3.3	$11,031,228

Duration is a common gauge of the price sensitivity of a fixed income portfolio to a change in interest rates. The Company determines the estimated change in fair value of the fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securities static. The fair value at specified levels at December 31, 2007 would be as follows:

	Estimated Fair Value of	Estimated Change in
	Fixed Maturity Securities	Fair Value
Change in interest rates	(000s)	(000s)

300 basis point rise	$10,018,252	$(1,012,976)
200 basis point rise	10,355,911	(675,317)
100 basis point rise	10,693,569	(337,659)
Base scenario	11,031,228	—
100 basis point decline	11,360,823	329,595
200 basis point decline	11,690,418	659,190
300 basis point decline	12,020,014	988,786

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
Liquidity and Capital Resources
Cash Flow. Cash flow provided from operating activities was $1.5 billion in 2007, $1.6 billion in 2006 and $1.7 billion in 2005. The levels of cash flow provided by operating activities over these years, which are high by historical measures in relation to both earned premiums and net income, are a result of growth in investment income and relatively low paid losses. Cash flow provided by operating activities in 2006 and 2005 is net of cash transfers to the arbitrage trading account of $225 million and $80 million, respectively.
As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. During 2008, the maximum amount of dividends which can be paid without regulatory approval is approximately $653 million. The ability of the holding company to service its debt obligations is limited by the ability of the insurance subsidiaries to pay dividends. In the event dividends, tax payments and management fees available to the holding company were inadequate to service its debt obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.
The Company’s insurance subsidiaries’ principal sources of cash are premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal uses of cash are payments for claims, taxes, operating expenses and dividends. The Company expects its insurance subsidiaries to fund the payment of losses with cash received from premiums, investment income and fees. The Company targets an average duration for its investment portfolio that is within one year of the average duration of its liabilities so that portions of its investment portfolio mature throughout the claim cycle and are available for the payment of claims if necessary. In the event operating cash flow and proceeds from maturities and prepayments of fixed income securities are not sufficient to fund claim payments and other cash requirements, the remainder of the Company’s cash and investments is available to pay claims and other obligations as they become due. The Company’s investment portfolio is highly liquid, with approximately 82% invested in cash, cash equivalents and marketable fixed income securities as of December 31, 2007. If the sale of fixed income securities were to become necessary, a realized gain or loss equal to the difference between the cost and sales price of securities sold would be recognized.
Financing Activity
In February 2007, the Company issued $250 million of 6.25% senior notes due on February 15, 2037. During 2007, the Company repurchased 16,130,773 shares (including 963,773 shares purchased in connection with to the Company’s stock option program) of its common stock for $489 million.

During 2006, the Company repaid $100 million of 6.25% senior notes at their maturity in January 2006. The Company also repaid $210 million of junior subordinated debentures on December 15, 2006 contemporaneously with the redemption of $210 million of 8.197% trust preferred securities by the W. R. Berkley Capital Trust. This amount included preferred securities already repurchased by the Company.
At December 31, 2007, the Company had senior notes, junior subordinated debentures and other debt outstanding with a carrying value of $1,371 million and a face amount of $1,388 million. The maturities of the outstanding debt are $90 million in 2008, $1 million in 2009, $150 million in 2010, $2 million in 2012, $200 million in 2013, $200 million in 2015, $150 million in 2019, $76 million in 2022, $12 million in 2023, $7 million in 2035 (prepayable in 2010), $250 million in 2037 and $250 million in 2045 (prepayable in 2010).
At December 31, 2007, stockholders’ equity was $3.6 billion and total capitalization (stockholders’ equity, senior notes, junior subordinated debentures and other debt) was $4.9 billion. The percentage of the Company’s capital attributable to senior notes and other debt and junior subordinated debentures was 28% at December 31, 2007, compared with 25% at December 31, 2006.
Federal and Foreign Income Taxes
The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has overseas operations. At December 31, 2007, the Company had a deferred tax asset, net of valuation allowance, of $429 million (which primarily relates to loss and loss expense reserves and unearned premium reserves) and a deferred tax liability of $243 million (which primarily relates to deferred policy acquisition costs, unrealized investment gains and intangible assets). The realization of the deferred tax asset is dependent upon the Company’s ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.
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
For 2008, the Company’s property catastrophe reinsurance provides protection for 100% of the net loss between $10 million and $95 million, and its casualty contingency agreement provides protection for 100% of the net loss between $2 million and $25 million. The catastrophe and casualty contingency reinsurance agreements are subject to certain limits, exclusions and reinstatement premiums. For business written through Lloyd’s, the Company has separate catastrophe excess of loss and quota share agreements secured through its Lloyd’s general agents.
Contractual Obligations
Following is a summary of the Company’s contractual obligations as of December 31, 2007 (amounts in thousands):

Estimated Payments By Periods	2008	2009	2010	2011	2012	Thereafter

Gross reserves for losses	$2,159,759	$1,573,488	$1,229,275	$919,655	$678,212	$2,984,533
Operating lease obligations	20,889	18,570	16,994	13,060	9,176	26,425
Purchase obligations	30,390	29,507	715	385	—	—
Junior subordinated debentures	—	—	—	—	—	257,217
Senior notes	89,834	1,358	150,000	—	2,068	888,250
Other long-term liabilities	38,714	18,481	14,438	5,881	1,017	42,559

Total	$2,339,586	$1,641,404	$1,411,422	$938,981	$690,473	$4,198,984

The estimated payments for reserves for losses and loss expenses in the above table represent the projected (undiscounted) payments for gross loss and loss expense reserves related to losses incurred as of December 31, 2007. The estimated payments in the above table do not consider payments for losses to be incurred in futures periods. These amounts include reserves for reported losses and reserves for incurred but not reported losses. Estimated amounts recoverable from reinsurers are not reflected. The estimated payments by year are based on historical loss payment patterns. The actual payments may differ from the estimated amounts due to changes in ultimate loss reserves and in the timing of the settlement of those reserves.
The Company utilizes letters of credit to back certain reinsurance payments and obligations. Outstanding letters of credit were $66 million as of December 31, 2007. The Company has made certain guarantees to state regulators that the statutory capital of certain subsidiaries will be maintained above certain minimum levels. In addition, the Company has commitments to invest up to $252 million in certain investment funds.
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
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
W.R. Berkley Corporation:
We have audited W.R. Berkley Corporation and subsidiaries internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). W.R. Berkley Corporation and subsidiaries management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, W.R. Berkley Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of W.R. Berkley Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 29, 2008 expressed an unqualified opinion on those consolidated financial statements.
KPMG LLP
New York, New York
February 29, 2008

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
W. R. Berkley Corporation:
We have audited the accompanying consolidated balance sheets of W. R. Berkley Corporation and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of income, stockholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 29, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
KPMG LLP
New York, New York
February 29, 2008

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except per share data)

Years Ended December 31,	2007	2006	2005

Revenues:
Net premiums written	$4,575,989	$4,818,993	$4,604,574
Change in net unearned premiums	87,712	(126,371)	(143,639)

Net premiums earned	4,663,701	4,692,622	4,460,935
Net investment income	672,660	586,175	403,962
Insurance service fees	97,689	104,812	110,697
Realized investment gains	14,938	9,648	17,209
Revenues from wholly-owned investees	102,846	—	—
Other income	1,805	1,574	4,036

Total revenues	$5,553,639	$5,394,831	$4,996,839

Operating costs and expenses:
Losses and loss expenses	2,779,578	2,864,498	2,781,802
Other operating costs and expenses	1,530,987	1,449,166	1,358,574
Expenses from wholly-owned investees	96,444	—	—
Interest expense	88,996	92,522	85,926

Total expenses	$4,496,005	$4,406,186	$4,226,302

Income before income taxes and minority interest	1,057,634	988,645	770,537
Income tax expense	(310,905)	(286,398)	(222,521)
Minority interest	(3,083)	(2,729)	(3,124)

Net income	$743,646	$699,518	$544,892

Earnings per share:
Basic	$3.94	$3.65	$2.86
Diluted	$3.78	$3.46	$2.72

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

Years Ended December 31,	2007	2006

Assets
Investments:
Fixed maturity securities	$9,799,044	$9,093,674
Equity securities available for sale	767,809	866,422
Equity securities trading account	512,526	639,481
Partnerships and affiliates	545,937	449,854
Loans receivable	268,206	64,933

Total Investments	11,893,522	11,114,364

Cash and cash equivalents	951,863	754,247
Premiums and fees receivable	1,199,002	1,245,661
Due from reinsurers	904,509	928,258
Accrued investment income	134,872	118,045
Prepaid reinsurance premiums	179,495	169,965
Deferred policy acquisition costs	455,244	489,243
Real estate, furniture and equipment	204,252	183,249
Deferred Federal and foreign income taxes	186,669	142,634
Goodwill	102,462	67,962
Trading account receivable from brokers and clearing organizations	409,926	312,220
Other assets	210,354	130,641

Total Assets	$16,832,170	$15,656,489

Liabilities and Stockholders’ Equity
Liabilities:
Reserves for losses and loss expenses	$8,678,034	$7,784,269
Unearned premiums	2,240,690	2,314,282
Due to reinsurers	108,178	149,427
Trading account securities sold but not yet purchased	67,139	170,075
Policyholders’ account balances	—	106,926
Other liabilities	761,690	654,596
Junior subordinated debentures	249,375	241,953
Senior notes and other debt	1,121,793	869,187

Total Liabilities	$13,226,899	$12,290,715

Minority interest	35,496	30,615

Stockholders’ equity:
Preferred stock, par value $.10 per share:
Authorized 5,000,000 shares, issued and outstanding — none	—	—
Common stock, par value $.20 per share:
Authorized 500,000,000 shares, issued and outstanding, net of treasury shares, 180,320,775 and 192,771,889 shares	47,024	47,024
Additional paid-in capital	907,016	859,787
Retained earnings	3,248,762	2,542,744
Accumulated other comprehensive income	53,201	111,613
Treasury stock, at cost, 54,797,143 and 42,346,029 shares	(686,228)	(226,009)

Total Stockholders’ Equity	3,569,775	3,335,159

Total Liabilities and Stockholders’ Equity	$16,832,170	$15,656,489

See accompanying notes to consolidated financial statements.

     CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
     (Dollars in thousands, except per share data)

	Years ended December 31,
	2007	2006	2005

Common stock:
Beginning of period	$47,024	$47,024	$47,024
Stock issued	—	—	—

End of period	$47,024	$47,024	$47,024

Additional paid in capital:
Beginning of period	$859,787	$821,050	$805,240
Stock options exercised, including tax benefits	26,510	20,965	7,038
Restricted stock units expensed	19,541	15,323	8,413
Stock options expensed	794	1,755	134
Stock issued to directors	384	694	225

End of period	$907,016	$859,787	$821,050

Retained earnings:
Beginning of period	$2,542,744	$1,873,953	$1,354,489
Net income	743,646	699,518	544,892
Dividends	(37,628)	(30,727)	(25,428)

End of period	$3,248,762	$2,542,744	$1,873,953

Accumulated other comprehensive income:
Unrealized investment gains:
Beginning of period	$121,961	$40,746	$109,699
Net change in period	(69,464)	81,215	(68,953)

End of period	52,497	121,961	40,746

Currency translation adjustments:
Beginning of period	3,748	(15,843)	2,356
Net change in period	14,312	19,591	(18,199)

End of period	18,060	3,748	(15,843)

Net pension asset:
Beginning of period	(14,096)	—	—
Net change in period	(3,260)	—	—
Adoption of FAS 158, net of taxes	—	(14,096)	—

End of period	(17,356)	(14,096)	—

Total accumulated other comprehensive income	$53,201	$111,613	$24,903

Treasury stock:
Beginning of period	$(226,009)	$(199,853)	$(209,106)
Stock options exercised	28,455	18,816	9,343
Stock issued to directors	117	89	80
Stock repurchased	(488,791)	(45,061)	(170)

End of period	$(686,228)	$(226,009)	$(199,853)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

	Years ended December 31,
	2007	2006	2005

Net income	$743,646	$699,518	$544,892

Unrealized holding gains (losses) on investment securities arising during the period, net of income taxes	(59,823)	88,329	(57,950)
Reclassification adjustment for realized gains included in net income, net of income taxes	(9,641)	(7,114)	(11,003)
Change in unrealized foreign exchange gains (losses)	14,312	19,591	(18,199)
Change in unrecognized pension obligation, net of income taxes	(3,260)	(14,096)	—

Other comprehensive income (loss)	(58,412)	86,710	(87,152)

Comprehensive income	$685,234	$786,228	$457,740

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

Years Ended December 31,	2007	2006	2005

Cash from operating activities:
Net income	$743,646	$699,518	$544,892
Adjustments to reconcile net income to net cash flows from operating activities:
Realized investment gains	(14,938)	(9,648)	(17,209)
Depreciation and amortization	73,697	65,674	63,052
Minority interest	3,083	2,729	3,124
Equity in undistributed earnings of partnerships and affiliates	(25,202)	(26,986)	(13,288)
Stock incentive plans	21,105	17,888	8,852
Change in:
Securities trading account	130,300	(48,235)	(307,390)
Premiums and fees receivable	50,925	(133,504)	(77,261)
Trading account receivable from brokers and clearing organizations	(97,706)	(213,991)	88,250
Trading account securities sold but not yet purchased	(102,936)	(28,351)	127,759
Due from reinsurers	45,995	27,839	(104,336)
Accrued investment income	(18,066)	(15,383)	(32,549)
Prepaid reinsurance premiums	(10,242)	9,671	11,847
Deferred policy acquisition cost	7,834	(25,848)	(17,444)
Deferred income taxes	(17,225)	(35,554)	220
Other assets	(53,258)	4,661	(18,116)
Reserves for losses and loss expenses	798,725	1,051,816	1,274,495
Unearned premiums	(75,044)	117,176	131,031
Due to reinsurers	(42,212)	60,450	(31,873)
Policyholders’ account balances	(341)	(1,021)	(893)
Other liabilities	61,627	45,113	101,196

Net cash from operating activities	1,479,767	1,564,014	1,734,359

Cash flows used in investing activities:
Proceeds from sales, excluding trading account:
Fixed maturity securities	2,065,004	922,442	1,155,244
Equity securities	480,867	200,950	196,201
Distributions from partnerships and affiliates	97,510	52,181	15,307
Proceeds from maturities and prepayments of fixed maturity securities	984,504	1,322,277	1,303,342
Cost of purchases, excluding trading account:
Fixed maturity securities and loans receivable	(3,920,101)	(2,927,839)	(4,667,308)
Equity securities	(551,253)	(543,041)	(241,881)
Investments in partnerships and affiliates	(127,134)	(143,772)	(88,436)
Net additions to real estate, furniture and equipment	(31,108)	(42,593)	(32,564)
Change in balances due to/from security brokers	1,412	—	—
Payment for business purchased, net of cash acquired	(50,162)	—	—
Proceeds from sale of business, net of cash divested	2,939	—	—
Other, net	—	(6,025)	(5,119)

Net cash used in investing activities	(1,047,522)	(1,165,420)	(2,365,214)

Cash flows (used in) from financing activities:
Net proceeds from issuance of junior subordinated debentures	—	—	241,655
Net proceeds from issuance of senior notes	246,644	—	198,142
Receipts credited to policyholders’ account balances	3,489	17,613	15,671
Return of policyholders’ account balances	(58)	(865)	(499)
Bank deposits received	7,572	10,211	9,577
Advances from federal home loan bank	(655)	(7,375)	6,875
Net proceeds from stock options exercised	25,676	19,405	11,250
Purchase of junior subordinated debentures	—	(210,000)	—
Repayment of senior notes	(2,019)	(100,000)	(40,000)
Cash dividends to common stockholders	(36,284)	(29,430)	(19,055)
Purchase of common treasury shares	(488,794)	(45,062)	(636)
Proceeds from (purchase of) minority shareholders	(19)	2,762	(33,117)
Other, net	290	—	—

Net cash (used in) from financing activities	(244,158)	(342,741)	389,863

Net impact on cash due to change in foreign exchange rates	9,529	25,453	(18,146)

Net increase (decrease) in cash and cash equivalents	197,616	81,306	(259,138)
Cash and cash equivalents at beginning of year	754,247	672,941	932,079

Cash and cash equivalents at end of year	$951,863	$754,247	$672,941

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005
(1) Summary of Significant Accounting Policies
(A) Principles of consolidation and basis of presentation
The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the “Company”), have been prepared on the basis of U.S. generally accepted accounting principles (“GAAP”). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2006 and 2005 financial statements to conform them to the presentation of the 2007 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.
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
Audit premiums are recognized when they are reliably determinable. Prior to 2005, audit premiums were not considered to be reliably determinable until such audits were completed and billed. In 2005, the Company developed sufficient information to begin recognizing unbilled audit premiums as such premiums are earned. The accrual for earned but unbilled audit premiums increased net premiums written and premiums earned by $10 million in 2007, $22 million in 2006 and $57 million in 2005.
For investment contracts, premiums collected from policyholders are not reported as revenues but are included in the liability for policyholders’ account balances. Policy charges for policy administration, cost of insurance and surrender charges are assessed against policyholders’ account balances and are recognized as premium income in the period in which services are provided.
Revenues from wholly-owned investees are derived from services provided to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication. Revenue is recognized upon delivery of aircraft, delivery of fuel, shipment of parts and or upon completion of services.
(C) Cash and cash equivalents
Cash equivalents consist of funds invested in money market accounts and investments with an effective maturity of three months or less when purchased.
(D) Investments
Fixed maturity securities classified as available for sale are carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders’ equity. Fixed maturity securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Premiums and discounts are amortized using the effective interest method. Premiums and discounts on mortgage-backed and asset-backed securities are adjusted for the effects of actual and anticipated prepayments on a retrospective basis.
Equity securities classified as available for sale are carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders’ equity.
Equity securities that the Company purchased with the intent to sell in the near-term are classified as trading account securities and are reported at estimated fair value. Realized and unrealized gains and losses from trading activity are reported as net investment income. The trading account includes direct investments in arbitrage securities and investments in arbitrage-related limited partnerships. Short sales and short call options are presented as trading securities sold but not yet purchased. Unsettled trades and the net margin balances held by the clearing broker are presented as trading account receivable from brokers and clearing organizations.
Investments in partnerships and affiliates are carried under the “equity method of accounting”, whereby the Company reports its share of the income or loss from such investments as net investment income. The Company’s share of the earnings of affiliates is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company’s financial statements.
Loans receivable represent commercial real estate mortgage loans and related instruments and are carried at amortized cost.

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
(E) Per share data
The Company presents both basic and diluted earnings per share (“EPS”) amounts. Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding during the year. Diluted EPS is based upon the weighted average number of common and common equivalent shares outstanding during the year and is calculated using the treasury stock method for stock incentive plans. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation.
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
(H) Reinsurance ceded
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
(I) Deposit accounting
Contracts that do not meet the risk transfer provisions of FAS 113, “Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts”, are accounted for using the deposit accounting method. Under this method, an asset or liability is recognized at the inception of the contract based on consideration paid or received. The amount of the deposit asset or liability is adjusted at subsequent reporting dates using the interest method with a corresponding credit or charge to interest income or expense. Deposit liabilities for assumed reinsurance contracts were $48 million and $45 million at December 31, 2007 and 2006, respectively.
(J) Federal and foreign income taxes
The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has its overseas operations. The Company’s method of accounting for income taxes is the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse. Interest and penalties, if any, are reported as income tax expense.
(K) Foreign currency
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

(L) Real estate, furniture and equipment
Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $32,766,000, $29,614,000 and $26,346,000 for 2007, 2006 and 2005, respectively.
(M) Comprehensive income
Comprehensive income encompasses all changes in stockholders’ equity (except those arising from transactions with stockholders) and includes net income, net unrealized holding gains or losses on available-for-sale securities, unrealized foreign currency translation adjustments and changes in unrecognized pension obligations.
(N) Goodwill and other intangible assets
Goodwill and other intangibles assets are tested for impairment on an annual basis. The Company’s impairment test as of December 31, 2007 indicated that there were no impairment losses related to goodwill and other intangible assets.
(O) Stock options
The Company adopted FAS 123R, “Share-Based Payment,” on January 1, 2006. Under FAS 123R, the costs resulting from all share-based payment transactions with employees are recognized in the financial statements using a fair-value-based measurement method.
The following table illustrates the pro forma effect on net income and earnings per share for the year ended December 31, 2005 as if FAS 123R had been adopted on January 1, 2005 (dollars in thousands, except per share data).

		Earnings per share
Year-ended December 31, 2005	Earnings	Basic	Diluted

Net income as reported	$544,892	$2.86	$2.72
Add: Stock-based employee compensation expense included in reported net income, net of tax	5,555
Deduct: Total stock-based employee compensation expense under fair value based method for all awards, net of tax	(7,462)

Pro forma net income	$542,985	$2.85	$2.71

The fair value of the options granted in 2004 and prior years were estimated on the grant dates using the Black-Scholes option pricing model. There were no options granted after 2004.
(P) Statement of cash flows
Interest payments were $81,291,000, $93,580,000 and $78,363,000 in 2007, 2006 and 2005, respectively. Income taxes paid were $288,763,000, $295,823,000 and $201,703,000 in 2007, 2006 and 2005, respectively. Other non-cash items include acquistions and dispositions, unrealized investment gains and losses and pension expense. (See Note 2, Note 8 and Note 21 of Notes to Consolidated Financial Statements.)
(Q) Change in accounting
In September 2006, the Financial Accounting Standards Board (“FASB”) issued FAS 158, “Employers’ "Accounting for Defined Benefit Pension and Other Postretirement Plans,” which requires an employer to recognize the over-funded or under-funded status of defined benefit and other post-retirement plans as an asset or liability on its consolidated balance sheet. The Company adopted FAS 158 as of December 31, 2006. The adoption of FAS 158 resulted in a decrease in stockholders’ equity of $14 million as of that date and had no impact on the Company’s results of operations.
The Company adopted FASB Interpretation 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes” effective January 1, 2007. The adoption of FIN 48 had no an impact on the Company’s financial condition or results of operations. The Company believes there are no tax positions that would require disclosure under the FIN 48.

(R) Recent accounting pronouncements
In September 2006, the FASB issued FAS 157, “Fair Value Measurements.” FAS 157, which is effective for 2008, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company does not expect the adoption of FAS 157 to have a material impact on the Company’s financial condition or results of operations.
In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” FAS 159, which is effective for 2008, provides companies with an option to report selected financial assets and liabilities at fair value. The Company does not expect the adoption of FAS 159 to have a material impact on the Company’s financial condition or results of operations.
In December 2007, the FASB issued FAS 141 (revised 2007), “Business Combinations”, and FAS 160, “Noncontrolling Interests in Consolidated Financial Statements”. These standards, which are effective for 2009, will simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. The Company does not expect the adoption of FAS 141 and 160 to have a material impact on the Company’s financial condition or results of operations.
(2) Acquisitions and Dispositions
In 2007, the Company acquired the following companies for a total cost of $98 million, which was paid primarily in cash.
•	Atlantic Aero Holdings, Inc., a fixed base operator located in Greensboro, North Carolina.

•	Western Acquisition Corp., a fixed base operator located in Boise, Idaho.

•	Investors Guaranty Life Insurance Company, an inactive, widely licensed life insurance company.

•	CGH Insurance Group, Inc., the owner of American Mining Insurance Company.
The following table summarizes the estimated fair value of net assets acquired and liabilities assumed at the date of acquisition. The Company has not completed the purchase price allocation and the amounts presented below are subject to refinement.

(Dollars in thousands)

Investments	$66,358
Cash and cash equivalents	48,114
Receivables and other assets	27,018
Real estate, furniture and equipment	23,387
Deferred policy acquisition costs	345
Deferred federal income taxes	677
Intangible assets	11,068
Goodwill	34,395
Other assets	20,918

Total assets acquired	$232,280

Reserve for losses and loss expenses	$89,906
Unearned premiums	1,977
Policyholders account balances	—
Other liabilities	28,426
Debt	13,695

Total liabilities assumed	$134,004

Net assets acquired	$98,276

The weighted average useful life of the intangible assets is approximately 4 years. Approximately $25 million of the goodwill is expected to be deductible for tax purposes.
In March 2007, the Company sold its interest in Berkley International Philippines, Inc. and its subsidiaries ("BIPI") for $25 million. The Company reported a pre-tax realized gain of $2 million from the sale of BIPI. BIPI’s revenues were $21 million and $14 million in 2006 and 2005, respectively, and its pre-tax earnings were $4.5 million and $0.5 million in 2006 and 2005, respectively.

(3) Investments in Fixed Maturity Securities
At December 31, 2007 and 2006, investments in fixed maturity securities were as follows:

		Gross	Gross
(Dollars in thousands)	Amortized	Unrealized	Unrealized	Fair	Carrying
Type of Investment	Cost	Gains	Losses	Value	Value

December 31, 2007
Held to maturity:
State and municipal	$68,997	$8,814	$(44)	$77,767	$68,997
Mortgage-backed securities	56,121	2,735	(20)	58,836	56,121
Corporate	4,993	630	—	5,623	4,993

Total held to maturity	130,111	12,179	(64)	142,226	130,111

Available for sale:
United States government and government agency	1,449,147	25,768	(1,149)	1,473,766	1,473,766
State and municipal	5,100,193	78,803	(12,475)	5,166,521	5,166,521
Mortgage-backed securities	1,691,017	14,782	(9,262)	1,696,537	1,696,537
Corporate	1,001,207	8,864	(5,762)	1,004,309	1,004,309
Foreign	316,589	12,202	(991)	327,800	327,800

Total available for sale	9,558,153	140,419	(29,639)	9,668,933	9,668,933

Total investment in fixed maturity securities	$9,688,264	$152,598	$(29,703)	$9,811,159	$9,799,044

December 31, 2006
Held to maturity:
State and municipal	$78,019	$11,209	$(53)	$89,175	$78,019
Mortgage-backed securities	64,017	2,329	(60)	66,286	64,017
Corporate	4,992	422	—	5,414	4,992

Total held to maturity	147,028	13,960	(113)	160,875	147,028

Available for sale:
United States Government and government agency	1,390,082	9,447	(7,608)	1,391,921	1,391,921
State and municipal	4,452,494	48,577	(19,949)	4,481,122	4,481,122
Mortgage-backed securities	1,909,337	7,508	(13,703)	1,903,142	1,903,142
Corporate	804,875	3,020	(6,862)	801,033	801,033
Foreign	345,315	27,021	(2,908)	369,428	369,428

Total available for sale	8,902,103	95,573	(51,030)	8,946,646	8,946,646

Total investment in fixed maturity securities	$9,049,131	$109,533	$(51,143)	$9,107,521	$9,093,674

The amortized cost and fair value of fixed maturity securities at December 31, 2007, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

	2007
	Amortized
(Dollars in thousands)	Cost	Fair Value

Due in one year or less	$723,587	$725,875
Due after one year through five years	1,870,068	1,900,496
Due after five years through ten years	2,922,947	2,968,085
Due after ten years	2,424,524	2,461,330
Mortgage backed securities	1,747,138	1,755,373

Total	$9,688,264	$9,811,159

At December 31, 2007 and 2006, there were no investments, other than investments in United States government and government agency securities, which exceeded 10% of stockholders’ equity. At December 31, 2007, investments with a carrying value of $85 million were on deposit in trust accounts established as security for reinsurance clients, investments with a carrying value of $68 million were on deposit with Lloyd’s in support of the Company’s underwriting activities at Lloyd’s, investments with a carrying value of $645 million were on deposit with state insurance departments and investments with a carrying value of $66 million were held on deposit in trust accounts as security for letters of credit issued in support of the Company’s reinsurance operations.

(4) Investments in Equity Securities Available for Sale
At December 31, 2007 and 2006, investments in equity securities were as follows:

		Gross	Gross
(Dollars in thousands)		Unrealized	Unrealized	Fair	Carrying
Type of Investment	Cost	Gains	Losses	Value	Value

December 31, 2007
Common stocks	$93,425	$54,079	$—	$147,504	$147,504
Preferred stocks	722,679	2,571	(104,945)	620,305	620,305

Total	$816,104	$56,650	$(104,945)	$767,809	$767,809

December 31, 2006
Common stocks	$200,826	$112,302	$(353)	$312,775	$312,775
Preferred stocks	546,758	8,689	(1,800)	553,647	553,647

Total	$747,584	$120,991	$(2,153)	$866,422	$866,422

(5) Trading Account
At December 31, 2007 and 2006, the fair value and carrying value of the arbitrage trading account and related assets and liabilities were as follows:

(Dollars in thousands)	2007	2006

Direct equity securities	$301,786	$450,629
Arbitrage-related partnerships	210,740	188,852

Total equity securities trading account	$512,526	$639,481

Related assets and liabilities:
Receivables from brokers	$409,926	$312,220
Securities sold but not yet purchased	(67,139)	(170,075)

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
The Company uses put options, call options and swap contracts in order to mitigate the impact of potential changes in market conditions on the merger arbitrage trading account. These options and contracts are reported at fair value. As of December 31, 2007, the fair value of long option contracts outstanding was $1,106,000 (notional amount of $19,846,000) and the fair value of short option contracts outstanding was $590,000 (notional amount of $92,654,000). Other than with respect to the use of these trading account securities, the Company does not make use of derivatives.
(6) Partnerships and Affiliates
Investments in partnerships and affiliates include the following:

	Carrying Value
	as of December 31,		Investment Income
(Dollars in thousands)	2007	2006	2007	2006	2005

Real estate funds	$294,446	$275,188	$25,007	$23,421	$15,299
Kiln Ltd	108,722	95,750	16,052	15,883	3,853
Kern Energy Partners	41,085	15,993	1,323	2,014	1,686
Other	101,684	62,923	(4,108)	(4,173)	(2,293)

Total	$545,937	$449,854	$38,274	$37,145	$18,545

The Company’s has a 20.1% interest in Kiln Ltd, which is based in the U.K. and conducts international insurance and reinsurance underwriting through Lloyd’s. The Company also participates directly in Lloyd’s business managed by Kiln plc. Net premiums of $25 million and $41 million in 2006 and 2005, respectively, were written under agreements with Kiln plc.
On December 14, 2007, Kiln Ltd announced that the boards of Tokio Marine & Nichido Fire Insurance Co., Ltd. (“TMNF”) and Kiln Ltd have reached agreement on the terms of a recommended cash acquisition of Kiln Ltd by TMNF at an acquisition price of 150 pence per share. The carry value of the Company’s investment in Kiln Ltd was $109 million at December 31, 2007. The total value of the Company’s investment in Kiln at the acquisition price of 150 pence per share is approximately $174 million at exchange rates in effect on February 27, 2008.
(7) Investment Income
Investment income consists of the following:

(Dollars in thousands)	2007	2006	2005

Investment income earned on:
Fixed maturity securities, including cash	$497,892	$440,987	$336,126
Equity securities available for sale	57,502	35,662	25,529
Arbitrage trading account (a)	80,253	74,551	28,095
Partnerships and affiliates	38,274	37,145	18,545
Other	10,191	5,068	1,620

Gross investment income	684,112	593,413	409,915
Investment expense	(11,452)	(7,238)	(5,953)

Net investment income	$672,660	$586,175	$403,962

(a)	Investment income earned from net trading account activity includes unrealized trading gains of $2,450,000 in 2007, $250,000 in 2006 and $3,816,000 in 2005.
(8) Realized and Unrealized Investment Gains and Losses
Realized and unrealized investment gains and losses are as follows:

(Dollars in thousands)	2007	2006	2005

Realized investment gains and losses:
Fixed maturity securities:
Gains	$4,255	$14,562	$13,591
Losses	(5,467)	(10,250)	(3,026)
Equity securities available for sale	16,519	4,537	8,414
Sale of subsidiary	2,302	—	—
Provision for other than temporary impairments	(2,680)	(100)	(1,645)
Other gains (losses)	9	899	(125)

Total realized investment gains	14,938	9,648	17,209
Income taxes and minority interest	(5,297)	(2,534)	(6,206)

	$9,641	$7,114	$11,003

Change in unrealized gains and losses of available for sales securities:
Fixed maturity securities	$66,237	$10,800	$(91,316)
Equity securities available for sale	(167,133)	93,130	(21,951)
Investment in partnerships and affiliates	5,940	9,608	(5,711)
Cash and cash equivalents	(1)	1	44

Total change in unrealized gains and losses	(94,957)	113,539	(118,934)
Income taxes	26,155	(33,498)	41,304
Minority interest	(662)	1,174	8,677

	$(69,464)	$81,215	$(68,953)

The following table summarizes, for all securities in an unrealized loss position at December 31, 2007 and 2006, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position:

	2007			2006
			Gross			Gross
	Number of		Unrealized	Number of		Unrealized
(Dollars in thousands)	Securities	Fair Value	Loss	Securities	Fair Value	Loss

Fixed maturities:
0 — 6 months	44	$379,515	$5,254	100	$802,595	$2,309
7 — 12 months	43	486,233	6,999	62	645,331	4,445
Over 12 months	156	1,300,468	17,450	269	2,843,721	44,389

Total	243	$2,166,216	$29,703	431	$4,291,647	$51,143

Equities securities available for sale:
0 — 6 months	55	$445,917	$86,992	8	$75,568	$320
7 — 12 months	42	61,263	10,780	9	60,853	250
Over 12 months	12	39,600	7,173	16	105,085	1,583

Total	109	$546,780	$104,945	33	$241,506	$2,153

At December 31, 2007, gross unrealized gains were $233 million, or 2% of total investments, and gross unrealized losses were $139 million, or 1% of total investments. There were 154 securities that have been continuously in an unrealized loss position for more than six months. Those securities had an aggregate fair value of $1 billion and an aggregate unrealized loss of $50 million. The decline in market value for the fixed income securities was primarily due to an increase in market interest rates. The decline in market value for the equity securities was primarily due to wider spreads for preferred stocks issued by banks, real estate investment trusts, Fannie Mae and Freddie Mac following the disruption in credit markets in late 2007.
Management regularly reviews securities that have a fair value less than cost to determine whether an other than temporary impairment has occurred. In determining whether a decline in fair value is other than temporary, management assesses whether the fair value is expected to recover and whether the Company has the intent to hold the investment until it recovers. The Company’s assessment of its intent to hold an investment until it recovers is based on conditions at the time the assessment is made, including general market conditions, the Company’s overall investment strategy and management’s view of the underlying value of an investment relative to its current price. If a decline in value is considered other than temporary, the Company reduces the carrying value of the security and reports a realized loss on its statement of income.

(9) Reserves for Losses and Loss Expenses
The table below provides a reconciliation of the beginning and ending reserve balances:

(Dollars in thousands)	2007	2006	2005

Net reserves at beginning of year	$6,947,597	$5,867,290	$4,722,842

Net reserves of company acquired	68,392	—	—
Net provision for losses and loss expenses (a):
Claims occurring during the current year (b)	2,837,647	2,791,500	2,531,655
(Decrease)/Increase in estimates for claims occurring in prior years (c)	(105,879)	26,663	186,728
Loss reserve discount accretion	46,808	39,507	57,790

	2,778,576	2,857,670	2,776,173

Net payments for claims:
Current year	538,364	456,073	447,018
Prior years	1,433,304	1,321,290	1,184,707

	1,971,668	1,777,363	1,631,725

Net reserves at end of year	7,822,897	6,947,597	5,867,290
Ceded reserves at end of year	855,137	836,672	844,470

Gross reserves at end of year	$8,678,034	$7,784,269	$6,711,760

(a)	Net provision for loss and loss expenses excludes $1,002, $6,828, and $5,629 in 2007, 2006 and 2005, respectively, relating to the policyholder benefits incurred on life insurance that are included in the statement of income.

(b)	Claims occurring during the current year are net of loss reserve discounts of $117,177, $133,965 and $103,558 in 2007, 2006 and 2005, respectively.

(c)	The increase in estimates for claims occurring in prior years is net of loss reserve discounts of $17,736, $29,940 and $26,845 in 2007, 2006 and 2005, respectively. On an undiscounted basis, the estimates for claims occurring in prior years decreased by $88,143 in 2007 and increased by $56,603 and $213,573 in 2006 and 2005, respectively.
For the year ended December 31, 2007, the Company reported losses and loss expenses of $2.8 billion, of which $106 million represented a decrease in estimates for claims occurring in prior years. The estimates for claims occurring in prior years decreased by $150 million for primary business and increased by $44 million for assumed reinsurance. On an accident year basis, the change in prior year reserves is comprised of an increase in estimates for claims occurring in accident years 2003 and prior of $179 million and a decrease in estimates for claims occurring in accident years 2004 through 2006 of $285 million. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.
Case reserves for primary business increased 20% to $2.3 billion as a result of a 3% increase in the number of outstanding claims and a 21% increase in the average case reserve per claim. Reserves for incurred but not reported losses for primary business increased 11% to $3.6 billion at December 31, 2007 from $3.3 billion at December 31, 2006. By segment, prior year reserves decreased by $97 million for specialty, $24 million for alternative markets, $22 million for regional and $7 million for international. By line of business, prior year reserves decreased by $114 million for general liability, $14 million for workers’ compensation, $12 million for property and $10 million for commercial automobile. The decrease in prior year reserves for general liability reflects the favorable loss reserve trends for excess and surplus lines for accident years 2004 through 2006.
Case reserves for reinsurance business increased 17% to $796 million at December 31, 2007 from $680 million at December 31, 2006. Reserves for incurred but not reported losses for reinsurance business were $1,088 million at December 31, 2007 from $1,084 million at December 31, 2006. Prior year reserves increased $44 million as losses reported by ceding companies for those years were higher than expected. The Company sets its initial loss estimates based principally upon information obtained during the underwriting process and adjusts these estimates as losses are reported by ceding companies and additional information becomes available.
Environmental and asbestos — To date, known environmental and asbestos claims have not had a material impact on the Company’s operations. These claims have not materially impacted the Company because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental and asbestos exposures.

The Company’s net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $41,590,000 and $37,473,000 at December 31, 2007 and 2006, respectively. The Company’s gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $60,836,000 and $49,937,000 at December 31, 2007 and 2006, respectively. Net incurred losses and loss expenses for reported asbestos and environmental claims were approximately $7,029,000, $3,000,000 and $1,853,000 in 2007, 2006 and 2005, respectively. Net paid losses and loss expenses for asbestos and environmental claims were approximately $2,912,000, $2,980,000 and $2,658,000 in 2007, 2006 and 2005, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.
Discounting — The Company discounts its liabilities for excess and assumed workers’ compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company’s loss payout experience. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. These discount rates range from 3.7% to 6.5% with a weighted average discount rate of 4.9%. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.6%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $787,988,000, $699,883,000 and $575,485,000 at December 31, 2007, 2006 and 2005, respectively. The increase in the aggregate discount from 2006 to 2007 and from 2005 to 2006 resulted from the increase in excess and assumed workers’ compensation gross reserves.
(10) Reinsurance
The following is a summary of reinsurance financial information:

(Dollars in thousands)	2007	2006	2005

Written premium:
Direct	$4,173,856	$4,208,893	$4,185,296
Assumed	879,374	1,068,021	902,687
Ceded	(477,241)	(457,921)	(483,409)

Total net written premiums	$4,575,989	$4,818,993	$4,604,574

Earned premium:
Direct	$4,202,673	$4,124,131	$4,022,842
Assumed	933,169	1,037,806	934,024
Ceded	(472,141)	(469,315)	(495,931)

Total net earned premiums	$4,663,701	$4,692,622	$4,460,935

Ceded losses incurred	$263,072	$276,347	$404,793

The Company reinsures a portion of its exposures principally to reduce its net liability on individual risks and to protect against catastrophic losses. Estimated amounts due from reinsurers are reported net of reserves for uncollectible reinsurance of $2,859,000, $2,531,000 and $2,402,000 as of December 31, 2007, 2006 and 2005, respectively.

(11) Senior Notes and Other Debt
Senior notes and other debt consist of the following (the difference between the face value and the carrying value is unamortized discount):

(Dollars in thousands)			2007		2006
Description	Rate	Maturity	Face Value	Carrying Value	Carrying Value

Senior notes	9.875%	May 15, 2008	$88,800	$88,638	$88,242
Subsidiary debt	various	2008 through 2012	4,460	4,460	—
Senior notes	5.125%	September 30, 2010	150,000	149,130	148,809
Senior notes	5.875%	February 15, 2013	200,000	198,300	197,968
Senior notes	5.60%	May 15, 2015	200,000	198,629	198,443
Senior notes	6.15%	August 15, 2019	150,000	148,345	148,202
Senior notes	8.70%	January 1, 2022	76,503	75,803	75,776
Subsidiary debt	7.65%	June 30, 2023	11,747	11,747	11,747
Senior notes	6.25%	February 15, 2037	250,000	246,741	—

Total debt			$1,131,510	$1,121,793	$869,187

(12) Junior Subordinated Debentures
Junior subordinated debentures consist of the following (the difference between the face value and the carrying value is unamortized discount):

(Dollars in thousands)			2007		2006
Description	Rate	Maturity	Face Value	Carrying Value	Carrying Value

Company debt	6.75%	July 26, 2045	$250,000	$242,158	$241,953
Subsidiary debt	LIBOR +3.75%	March 2035	7,217	7,217	—

Total			$257,217	$249,375	$241,953

In 2006, the Company issued $250,000,000 aggregate principal amount of 6.75% Junior Subordinated Debentures due July 26, 2045 (the “6.75% Junior Subordinated Debentures”) to W. R. Berkley Capital Trust II (the “Trust II”). The Trust II simultaneously issued an equal amount of 6.75% mandatorily redeemable preferred securities (the “6.75% Trust Preferred Securities”), which are fully and unconditionally guaranteed by the Company to the extent the Trust II has funds available for repayment of distributions. The 6.75% Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part upon repayment of the 6.75% Junior Subordinated Debentures at maturity, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the 6.75% Junior Subordinated Debentures by the Company upon the occurrence and continuation of certain events and (iii) in whole or in part, on or after July 26, 2010, contemporaneously with the optional prepayment by the Company of the 6.75% Junior Subordinated Debentures.
In 1996, the Company issued $210,000,000 aggregate principal amount of 8.197% Junior Subordinated Debentures due December 15, 2045 (the “8.197% Junior Subordinated Debentures”) to W. R. Berkley Capital Trust (the “Trust”). The Trust simultaneously issued an equal amount of 8.197% mandatorily redeemable preferred securities (the “8.197% Trust Preferred Securities”), which were fully and unconditionally guaranteed by the Company to the extent the Trust has funds available for repayment of distributions. The 8.197% Trust Preferred Securities were redeemed on December 15, 2006, contemporaneously with the prepayment by the Company of the 8.197% Junior Subordinated Debentures.
In 2007, the Company acquired CGH Insurance Group, Inc., which has $7,217,000 of outstanding subordinated debentures that mature in 2035 and are pre-payable in 2010.
(13) Income Taxes
Income tax expense consists of:

(Dollars in thousands)	2007	2006	2005

Current expense	$328,821	$321,950	$222,612
Deferred benefit	(17,916)	(35,552)	(91)

Total expense	$310,905	$286,398	$222,521

A reconciliation of the income tax expense and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

(Dollars in thousands)	2007	2006	2005

Computed “expected” tax expense	$367,534	$344,666	$268,767
Tax-exempt investment income	(67,128)	(63,358)	(49,546)
Change in valuation allowance	(7,604)	3,046	1,762
Other, net	18,103	2,044	1,538

Total expense	$310,905	$286,398	$222,521

At December 31, 2007 and 2006, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(Dollars in thousands)	2007	2006

Deferred tax asset
Loss reserve discounting	$205,967	$188,658
Life reserve	—	10,685
Unearned premiums	137,439	144,600
Net operating loss carry forward	1,932	9,650
Other	85,986	62,098

Gross deferred tax asset	431,324	415,691
Less valuation allowance	(2,018)	(9,621)

Deferred tax asset	429,306	406,070

Deferred tax liability
Amortization of intangibles	7,782	8,098
Deferred policy acquisition costs	150,993	163,657
Deferred taxes on unrealized investment gains	25,624	54,059
Other	58,238	37,622

Deferred tax liability	242,637	263,436

Net deferred tax asset	$186,669	$142,634

The Company had a current income tax payable of $14,331,000 and $9,700,000 at December 31, 2007 and 2006, respectively. At December 31, 2007, the Company had foreign net operating loss carry forwards of $5,519,000, which expire from 2008 to 2012. The net change in the valuation allowance is primarily related to foreign net operating loss carry forwards and to certain foreign subsidiaries' net deferred tax assets. In addition, the Company has a net foreign tax credit carry forward for U.S. income tax purposes in the amount of $1,499,000, which expires in 2012. The Company has provided a valuation allowance against this amount. The statute of limitations has closed for the Company’s tax returns through December 31, 2003.
The realization of the deferred tax asset is dependent upon the Company’s ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.
(14) Dividends from Subsidiaries and Statutory Financial Information
The Company’s insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2008, the maximum amount of dividends which can be paid without such approval is approximately $653 million. Combined net income and policyholders’ surplus of the Company’s consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

(Dollars in thousands)	2007	2006	2005

Net income	$767,021	$625,305	$463,067
Policyholders’ surplus	$3,695,106	$3,535,398	$2,939,503

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
(15) Stockholders’ Equity
Common equity. The weighted average number of shares used in the computation of basic earnings per share was 188,981,000, 191,809,000 and 190,533,000 for 2007, 2006 and 2005, respectively. The weighted average number of shares used in the computations of diluted earnings per share was 196,698,000, 201,961,000 and 200,426,000 for 2007, 2006 and 2005, respectively. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock-based compensation plans.
Changes in shares of common stock outstanding, net of treasury shares, are as follows:

(Amounts in thousands)	2007	2006	2005

Balance, beginning of year	192,772	191,264	189,613
Shares issued	3,680	2,925	1,671
Shares repurchased	(16,131)	(1,417)	(20)

Balance, end of year	180,321	192,772	191,264

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
(16) Fair Value of Financial Instruments
The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as of December 31, 2007 and 2006:

	2007		2006
	Carrying		Carrying
(Dollars in thousands)	Amount	Fair value	Amount	Fair Value

Investments	$11,893,522	$11,905,637	$11,114,364	$11,128,211
Junior subordinated debentures	249,375	214,058	241,953	251,500
Senior notes and other debt	1,121,793	1,113,705	869,187	897,261

The estimated fair value of investments is generally based on quoted market prices as of the respective reporting dates. The fair value of the senior notes and other debt and the junior subordinated debentures are based on rates available for borrowings similar to the Company’s outstanding debt as of the respective reporting dates.
(17) Lease Obligations
The Company and its subsidiaries use office space and equipment under leases expiring at various dates. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was $21,438,000, $19,348,000 and $17,429,000 for 2007, 2006 and 2005, respectively. Future minimum lease payments (without provision for sublease income) are: $20,889,000 in 2008; $18,570,000 in 2009; $16,994,000 in 2010; $13,060,000 in 2011 and $35,600,000 thereafter.

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
At December 31, 2007, the Company has commitments to invest up to $252 million in certain investment funds and a subsidiary of the Company has commitments to extend credit under future loan agreements and unused lines of credit up to $3 million.
At December 31, 2007, investments with a carrying value of $85 million were on deposit in trust accounts established as security for reinsurance clients, investments with a carrying value of $68 million were on deposit with Lloyd’s in support of the Company’s underwriting activities at Lloyd’s, investments with a carrying value of $645 million were on deposit with state insurance departments and investments with a carrying value of $66 million were held on deposit in trust accounts as security for letters of credit issued in support of the Company’s reinsurance operations.
(19) Stock Incentive Plan
The Company has a stock incentive plan (the “Stock Incentive Plan”) under which 36,070,313 shares of common stock were reserved for issuance. Pursuant to the Stock Incentive Plan, stock options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant. Stock options vest according to a graded schedule of 25%, 50%, 75% and 100% on the third, fourth, fifth and sixth year anniversary of grant date. Stock options expire on the tenth year anniversary of the grant date.
The following table summarizes stock option information:

	2007		2006		2005
	Shares	Price(a)	Shares	Price(a)	Shares	Price(a)

Outstanding at beginning of year	12,088,263	$8.29	15,160,182	$7.99	17,041,535	$7.88
Granted	—	—	—	—	—	—
Exercised	3,664,659	7.01	2,909,916	6.67	1,663,341	6.76
Canceled	39,182	11.49	162,003	9.58	218,012	8.30

Outstanding at end of year	8,384,422	$8.84	12,088,263	$8.29	15,160,182	$7.99

Options exercisable at year end	7,431,072	$8.55	9,494,263	$7.67	9,975,159	$7.28

Stock available for future grant (b)	5,156,486		5,778,540		6,289,347

(a)	Weighted average exercise price.

(b)	Includes restricted stock units.
The following table summarizes information about stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
Range of		Remaining	Weighted		Average
Exercise	Number	Contractual	Average	Number	Exercise
Prices	Outstanding	Life (in years)	Price	Exercisable	Price

December 31, 2007
$0 to $5.00	1,585,023	2.27	$3.54	1,585,023	$3.54
$5.01 to $9.39	3,630,871	2.40	9.27	3,630,871	9.27
$9.40 to $17.62	3,168,528	4.39	10.98	2,215,178	10.95

Total	8,384,422	3.13	$8.84	7,431,072	$8.55

Pursuant to the Stock Incentive Plan, the Company may also issue Restricted Stock Units (RSUs) to officers of the Company and its subsidiaries. The RSUs generally vest five years from the award date and are subject to other vesting and forfeiture provisions contained in the award agreement. The following table summarizes RSU information for the three years ended December 31, 2007:

(Dollars in thousands)	2007	2006	2005

RSUs granted:
Units	727,250	727,950	965,250
Market value at grant date	$21,856	$24,798	$30,094

RSUs canceled:
Units	66,014	83,580	25,200
Market value at grant date	$1,973	$3,782	$465

RSUs outstanding at end of period:
Units	4,738,656	4,077,420	3,433,050
Market value at grant date	$110,465	$90,370	$69,354

The market value of RSUs at the date of grant are recorded as unearned compensation, a component of stockholders’ equity, and charged to expenses over the vesting period. Following is a summary of changes in unearned compensation for the three years ended December 31, 2007:

(Dollars in thousands)	2007	2006	2005

Unearned compensation at beginning of year	$59,555	$53,862	$32,646
RSUs granted, net of cancellations	19,883	21,016	29,629
RSUs expensed	(19,330)	(15,323)	(8,413)

Unearned compensation at end of year	$60,108	$59,555	$53,862

(20) Compensation Plans
The Company and its subsidiaries have profit sharing plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary’s profitability. Employees become eligible to participate in the profit sharing plans on the first day of the month following the first full three months in which they are employed. The plans provide that 40% of the contributions vest immediately and that the remaining 60% vest at varying percentages based upon years of service. Profit sharing expense amounted to $27,241,000, $24,864,000 and $21,955,000 for 2007, 2006 and 2005, respectively.
The Company has a Long-Term Incentive Compensation Plan (“LTIP”) that provides for incentive compensation to key executives based on the growth in the Company’s book value per share. Key employees are awarded participation units (“Units”) that vest five years from the award date or upon achievement of the maximum value of the award (except for certain executive officers), whichever occurs first. In 2004, the Company awarded 100,000 Units that achieved their maximum value of $250 per Unit in 2007. Compensation expense related to the 2004 grant (net of forfeitures) was $4,495,496, $8,015,000 and $6,587,000 in 2007, 2006 and 2005, respectively. In 2006, the Company awarded 131,000 Units with a maximum value of $250 per Unit. Compensation expense related to the 2006 grant was $10,282,000 and $8,599,000 in 2007 and 2006, respectively.

(21) Retirement Benefits
The Company has an unfunded noncontributory defined benefit plan that covers its chief executive officer and chairman of the board. The plan was amended on December 17, 2007 to provide that the benefits payments shall commence on the earliest of (i) October 31, 2013, (ii) the date of death or (iii) a change in control of the Company. The Company assumed a benefit commencement date of October 31, 2013 for the 2007 valuation, whereas for the 2006 valuation, the Company assumed a benefit commencement date of October 31, 2017. The discount rate used to derive the projected benefit obligation and related retirement expense was 6.5% in 2007 and 6.0% in 2006. Following is a summary of the projected benefit obligation as of December 31, 2007 and 2006:

(Dollars in thousands)	2007	2006

Projected benefit obligation:
Beginning of year	$28,775	$25,021
Interest cost	1,753	1,640
Actuarial (gain) loss	(3,724)	2,114
Plan amendment	10,361	—

End of year	$37,165	$28,775

The components of net periodic pension benefit cost are as follows:

(Dollars in thousands)	2007	2006	2005

Components of net periodic benefit cost:
Interest cost	$1,753	$1,640	$1,311
Amortization of unrecognized:
Prior service costs	1,267	1,266	1,266
Net actuarial loss	352	593	165

Net periodic pension cost	$3,372	$3,499	$2,742

Effective on December 31, 2006, the Company adopted FASB Statement No. 158 (FAS 158), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” which requires an employer to recognize the over-funded or under-funded status of defined benefit plans as an asset or liability on its consolidated balance sheet. The impact of adopting FAS 158 is presented below.

	Before		After
	Application		Application
(Dollars in thousands)	Of FAS 158	Adjustments	Of FAS 158

Other assets	$145,669	$(15,028)	$130,641
Deferred income taxes	135,044	7,590	142,634
Other liabilities	647,938	6,658	654,596
Total stockholders’ equity	$3,349,255	$(14,096)	$3,335,159

(22) Supplemental Financial Statement Data
Other operating costs and expenses consist of the following:

(Dollars in thousands)	2007	2006	2005

Amortization of deferred policy acquisition costs	$1,002,367	$978,029	$959,580
Other underwriting expenses	328,152	289,188	242,463
Service company expenses	90,561	88,961	91,134
Other costs and expenses	109,907	92,988	65,397

Total	$1,530,987	$1,449,166	$1,358,574

(23) Industry Segments
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
Our regional segments provide commercial insurance products to customers primarily in 44 states. Key clients of this segment are small-to-mid-sized businesses and state and local governmental entities. The regional subsidiaries are organized geographically, which provides them with the flexibility to adapt to local market conditions, while enjoying the superior administrative capabilities and financial strength of the Company. The regional operations are organized geographically based on markets served.
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
Our international segment offers personal and commercial property casualty insurance in South America and commercial insurance and reinsurance in Australia, Hong Kong, the United Kingdom and Continental Europe.

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

	Revenues				Pre-tax	Net
	Earned	Investment			Income	Income
(Dollars in thousands)	Premiums	Income	Other	Total	(loss)	(loss)

December 31, 2007:
12 Months
Specialty	$1,772,547	$233,080	$400	$2,006,027	$516,931	$359,313
Regional	1,250,914	96,886	—	1,347,800	215,228	149,587
Alternative Markets	651,909	125,698	97,292	874,899	248,080	173,822
Reinsurance	740,439	153,416	—	893,855	178,302	131,238
International	247,892	36,666	—	284,558	44,457	29,386
Corporate, other and eliminations (1)	—	26,914	104,648	131,562	(160,302)	(109,341)
Realized investment gains	—	—	14,938	14,938	14,938	9,641

Consolidated	$4,663,701	$672,660	$217,278	$5,553,639	$1,057,634	$743,646

December 31, 2006:
12 Months
Specialty	$1,752,507	$200,421	$—	$1,952,928	$479,105	$332,462
Regional	1,205,912	83,957	—	1,289,869	201,417	139,737
Alternative Markets	658,805	114,914	104,812	878,531	291,416	201,486
Reinsurance	859,411	133,709	—	993,120	135,424	102,065
International	215,987	32,907	—	248,894	34,447	24,550
Corporate, other and eliminations (1)	—	20,267	1,574	21,841	(162,812)	(107,896)
Realized investment gains	—	—	9,648	9,648	9,648	7,114

Consolidated	$4,692,622	$586,175	$116,034	$5,394,831	$988,645	$699,518

December 31, 2005:
12 Months
Specialty	$1,682,193	$134,290	$—	$1,816,483	$345,896	$241,619
Regional	1,173,174	57,619	—	1,230,793	216,495	147,924
Alternative Markets	663,478	82,617	110,697	856,792	238,462	165,327
Reinsurance	754,097	95,110	—	849,207	63,606	53,233
International	187,993	20,749	94	208,836	20,890	13,782
Corporate, other and eliminations (1)	—	13,577	3,942	17,519	(132,021)	(87,996)
Realized investment gains	—	—	17,209	17,209	17,209	11,003

Consolidated	$4,460,935	$403,962	$131,942	$4,996,839	$770,537	$544,892

Identifiable assets by segment are as follows (dollars in thousands):

Years Ended December 31,	2007	2006

Specialty	$5,887,363	$5,387,934
Regional	2,717,199	2,796,225
Alternative Markets	3,261,318	2,700,782
Reinsurance	4,912,732	5,231,317
International	870,404	811,662
Corporate, other and eliminations (1)	(821,775)	(1,271,431)

Consolidated	$16,827,241	$15,656,489

(1)	Corporate and other eliminations represent corporate revenues and expenses, realized investment gains and losses and other items that are not allocated to business segments.

Net premiums earned by major line of business are as follows (dollars in thousands):

	2007	2006	2005

Specialty
Premises operations	$730,874	$744,351	$701,456
Commercial automobile	277,170	267,091	265,227
Products liability	228,749	257,992	258,163
Property	210,791	164,784	137,643
Professional liability	155,171	158,124	183,220
Other	169,792	160,165	136,484

Total specialty	$1,772,547	$1,752,507	$1,682,193

Regional
Commercial multiple peril	474,574	468,978	469,033
Commercial automobile	364,467	348,126	339,832
Workers’ compensation	251,774	246,151	235,748
Other	160,099	142,657	128,561

Total regional	$1,250,914	$1,205,912	$1,173,174

Alternative Markets
Excess workers’ compensation	311,786	308,290	291,852
Primary workers’ compensation	250,628	270,193	301,619
Other	89,495	80,322	70,007

Total alternative markets	$651,909	$658,805	$663,478

Reinsurance
Casualty	609,398	758,635	621,887
Property	131,041	100,776	132,210
Total reinsurance	$740,439	$859,411	$754,097

International	$247,892	$215,987	$187,993

Total	$4,663,701	$4,692,622	$4,460,935

(24) Quarterly Financial Information (unaudited)
The following is a summary of quarterly financial data (in thousands, except per share data):

	Three months ended
	March 31,		June 30,		September 30,		December 31,
	2007	2006	2007	2006	2007	2006	2007	2006

Revenues	$1,359,021	$1,307,534	$1,386,583	$1,358,346	$1,408,032	$1,368,508	$1,400,003	$1,360,443
Net income	188,426	161,702	190,633	165,452	180,463	174,308	184,124	198,056
Net income per share (a):
Basic	.98	.84	.98	.86	.97	.91	1.01	1.03
Diluted	.93	.80	.93	.82	.93	.87	.97	.98

(a)	Earnings per share (“EPS”) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters EPS does not necessarily equal the full-year EPS.