Form 10-K, Exhibit 13
period 2008-12-31
BERKLEY W R CORP
filed 2009-02-27
CIK 11544

FINANCIAL DATA
(Amounts in thousands, except per share data)

Years ended December 31,	2008	2007	2006	2005	2004

Net premiums written	$4,033,899	$4,575,989	$4,818,993	$4,604,574	$4,266,361
Net premiums earned	4,289,580	4,663,701	4,692,622	4,460,935	4,061,092
Net investment income	537,033	634,386	549,030	385,417	274,389
Income (loss) from investment funds	(3,553)	38,274	37,145	18,545	16,906
Insurance service fees	102,856	97,689	104,812	110,697	109,344
Realized investment gains (losses)	(356,931)	49,696	9,648	17,209	48,268
Revenues from wholly-owned investees	137,280	102,846	—	—	—
Total revenues	4,708,808	5,588,397	5,394,831	4,996,839	4,512,235
Interest expense	84,623	88,996	92,522	85,926	66,423
Income before income taxes	326,322	1,092,392	988,645	770,537	638,513
Income tax expense	(44,919)	(323,070)	(286,398)	(222,521)	(196,235)
Minority interest	(262)	(3,083)	(2,729)	(3,124)	(3,446)
Income before change in accounting	281,141	766,239	699,518	544,892	438,832
Cumulative effect of change in accounting	—	—	—	—	(727)
Net income	281,141	766,239	699,518	544,892	438,105
Data per common share:
Net income per basic share	1.68	4.05	3.65	2.86	2.32
Net income per diluted share	1.62	3.90	3.46	2.72	2.21
Stockholders’ equity	18.87	19.92	17.30	13.42	11.13
Cash dividends declared	.23	.20	.16	.12	.12
Weighted average shares outstanding:
Basic	166,956	188,981	191,809	190,533	188,912
Diluted	173,454	196,698	201,961	200,426	198,408

Balance sheet data as of year end:
Investments	$11,143,281	$11,956,717	$11,172,684	$9,866,389	$7,346,316
Total assets	16,121,158	16,820,005	15,656,489	13,896,287	11,451,033
Reserves for losses and loss expenses	8,999,596	8,678,034	7,784,269	6,711,760	5,449,611
Junior subordinated debentures	249,584	249,375	241,953	450,634	208,286
Senior notes and other debt	1,021,869	1,121,793	869,187	967,818	808,264
Stockholders’ equity	3,046,319	3,592,368	3,335,159	2,567,077	2,109,702

Certain amounts for 2007 and prior years have been restated to reflect a change in accounting in 2008 and to conform to the presentation of the 2008 financial statements.
PAST PRICES OF COMMON STOCK
The common stock of the Company is traded on the New York Stock Exchange under the symbol “WRB”.

	Price Range		Dividends
	High	Low	Declared Per Share

2008
Fourth Quarter	$31.21	$16.62	$.06
Third Quarter	29.34	20.39	.06
Second Quarter	29.02	24.01	.06
First Quarter	31.26	26.39	.05

2007
Fourth Quarter	$32.21	$28.04	$.05
Third Quarter	32.81	25.20	.05
Second Quarter	33.80	31.89	.05
First Quarter	35.10	31.30	.05

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
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
Available insurance capacity has increased in recent years, increasing competition in the industry and putting downward pressure on pricing and terms and conditions. In 2007, we saw increased competition and decreased prices across most of our business segments. This trend of increased competition and decreased prices continued in 2008 and, although there are signs of it beginning to ease for certain lines of business, we expect it to continue in the first half of 2009.
As a result of the current conditions in the financial markets, certain of the largest U.S. insurers have been significantly impacted by, among other things, investment losses, lower credit ratings and reduced policyholders’ surplus. This may lead to an increased emphasis on security and credit ratings of insurers, reduced insurance capacity and less competition in the industry, putting upward pressure on pricing and terms and conditions.
The Company’s profitability is also affected by its investment income. The Company’s invested assets, which are derived from its own capital and cash flow from its insurance business, are invested principally in fixed maturity securities. The return on fixed maturity securities is affected primarily by general interest rates and the credit quality and duration of the securities. The Company also invests in equity securities, including those of financial institutions, merger arbitrage, private equity investments and real estate securities.
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

The risk and complexity of estimating loss reserves have increased under the current financial market conditions. It is especially difficult to estimate the impact of inflation on loss reserves given the current economic environment and related government actions. Whereas a slowing economy would generally lead to lower inflation or even deflation, increased government spending would generally lead to higher inflation. A change in our assumptions regarding inflation would result in reserve increases or decreases that would be reflected in our earnings in periods in which such assumptions are changed.
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
The key assumptions used to arrive at the best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, and reported and paid loss emergence patterns. Expected loss ratios represent management’s expectation of losses at the time the business is written, before any actual claims experience has emerged. This expectation is a significant determinant of the estimate of loss reserves for recently written business where there is little paid or incurred loss data to consider. Expected loss ratios are generally derived from historical loss ratios adjusted for the impact of rate changes, loss cost trends and known changes in the type of risks underwritten. Expected loss ratios are estimated for each key line of business within each operating unit. Expected loss cost inflation is particularly important for the long-tail lines, such as excess casualty, and claims with a high medical component, such as workers’ compensation. Reported and paid loss emergence patterns are used to project current reported or paid loss amounts to their ultimate settlement value. Loss development factors are based on the historical emergence patterns of paid and incurred losses, and are derived from the Company’s own experience and industry data. The paid loss emergence pattern is also significant to excess and assumed workers’ compensation reserves because those reserves are discounted to their estimated present value based upon such estimated payout patterns. Management believes the estimates and assumptions it makes in the reserving process provide the best estimate of the ultimate cost of settling claims and related expenses with respect to insured events which have occurred; however, different assumptions and variables could lead to significantly different reserve estimates.
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

Another factor affecting estimates of loss frequency and severity is the loss reporting lag, which is the period of time between the occurrence of a loss and the date the loss is reported to the Company. The length of the loss reporting lag affects our ability to accurately predict loss frequency (loss frequencies are more predictable for lines with short reporting lags) as well as the amount of reserves needed for incurred but not reported losses (less IBNR is required for lines with short reporting lags). As a result, loss reserves for lines with short reporting lags are likely to have less variation from initial loss estimates. For lines with short reporting lags, which include commercial automobile, primary workers’ compensation, commercial multi-peril business, other liability (claims-made) and property business, the key assumption is the loss emergence pattern used to project ultimate loss estimates from known losses paid or reported to date. For lines of business with long reporting lags, which include other liability (occurrence), products liability, excess workers’ compensation and liability reinsurance, the key assumption is the expected loss ratio since there is often little paid or incurred loss data to consider.
Historically, the Company has experienced less variation from its initial loss estimates for lines of businesses with short reporting lags than for lines of business with long reporting lags. For example, as of December 31, 2008, initial loss estimates for accident years 1999 through 2007 were decreased by an average of 3% for lines with short reporting lags and by an average of 12% for lines with long reporting lags. For the latest accident year ended December 31, 2008, initial loss estimates were $1.7 billion for lines with short reporting lags and $1.1 billion for lines with long reporting lags.
The key assumptions used in calculating the most recent estimate of the loss reserves are reviewed each quarter and adjusted, to the extent necessary, to reflect historical changes, current trends and other factors observed. If the actual level of loss frequency and severity are higher or lower than expected, the ultimate losses will be different than management’s estimate. The following table reflects the impact of changes (which could be favorable or unfavorable) in frequency and severity on our loss estimate for claims occurring in 2008 (dollars in thousands):

	Frequency (+/-)
Severity (+/-)	1%	5%	10%

1%	56,881	171,208	314,116
5%	171,208	290,062	438,631
10%	314,116	438,631	594,274

Our net reserves for losses and loss expenses of $8.1 billion as of December 31, 2008 relate to multiple accident years. Therefore, the impact of changes in frequency or severity for more than one accident year could be higher or lower than the amounts reflected above.
Approximately $1.8 billion, or 23%, of the Company’s net loss reserves as of December 31, 2008 relate to assumed reinsurance business. There is a higher degree of uncertainty and greater variability regarding estimates of assumed loss reserves because those estimates are based, in part, upon information received from ceding companies. If information received from ceding companies is not timely or correct, the Company’s estimate of ultimate losses may not be accurate. Furthermore, due to delayed reporting of claim information by ceding companies, the claim settlement tail for assumed reinsurance is extended. Management considers the impact of delayed reporting in its selection of assumed loss development factors.
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
Following is a summary of the Company’s reserves for losses and loss expenses by business segment as of December 31, 2008 and 2007 (dollars in thousands):

	2008	2007

Specialty	$2,973,824	$2,853,479
Regional	1,329,697	1,218,703
Alternative Markets	1,691,678	1,558,643
Reinsurance	1,842,848	1,884,051
International	284,539	308,021

Net reserves for losses and loss expenses	8,122,586	7,822,897
Ceded reserves for losses and loss expenses	877,010	855,137

Gross reserves for losses and loss expenses	$8,999,596	$8,678,034

Following is a summary of the Company’s net reserves for losses and loss expenses by major line of business as of December 31, 2008 and 2007 (dollars in thousands):

	Reported Case	Incurred But Not
	Reserves	Reported	Total

December 31, 2008
General liability	$800,059	$2,227,257	$3,027,316
Workers’ compensation	988,714	1,014,524	2,003,238
Commercial automobile	393,035	210,562	603,597
International	129,351	155,188	284,539
Other	145,010	216,038	361,048

Total primary	2,456,169	3,823,569	6,279,738

Reinsurance	770,247	1,072,601	1,842,848

Total	$3,226,416	$4,896,170	$8,122,586

December 31, 2007
General liability	$756,121	$2,095,913	$2,852,034
Workers’ compensation	915,588	929,875	1,845,463
Commercial automobile	377,922	223,767	601,689
International	118,807	189,214	308,021
Other	135,221	196,418	331,639

Total primary	2,303,659	3,635,187	5,938,846

Reinsurance	795,922	1,088,129	1,884,051

Total	$3,099,581	$4,723,316	$7,822,897

For the year ended December 31, 2008, the Company reported losses and loss expenses of $2,689 million. Estimates for claims occurring in prior years decreased by $196 million. On an accident year basis, the change in prior year reserves is comprised of an increase in estimates for claims occurring in accident years 2002 and prior of $81 million and a decrease in estimates for claims occurring in accident years 2003 through 2007 of $277 million. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.
By segment, prior year reserves decreased by $108 million for specialty, $40 million for alternative markets, $26 million for regional, $12 million for reinsurance and $10 million for international. For primary business lines, prior year reserves decreased by $125 million for general liability, $36 million for workers’ compensation, $16 million for commercial automobile and $7 million for property. The decrease in prior year reserves for general liability reflects the favorable loss reserve trends for excess and surplus lines for accident years 2003 through 2007.
Loss Reserve Discount. The Company discounts its liabilities for excess and assumed workers’ compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company’s loss payout experience. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. These discount rates range from 3.1% to 6.5%, with a weighted average discount rate of 4.6%. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.5%. The aggregate net discount, after reflecting the effects of ceded reinsurance, was $847 million and $788 million as of December 31, 2008 and December 31, 2007, respectively.

Assumed Reinsurance Premiums. The Company estimates the amount of assumed reinsurance premiums that it will receive under treaty reinsurance agreements at the inception of the contracts. These premium estimates are revised as the actual amount of assumed premiums is reported to the Company by the ceding companies. As estimates of assumed premiums are made or revised, the related amount of earned premium, commissions and incurred losses associated with those premiums are recorded. Estimated assumed premiums receivable were approximately $49 million and $69 million at December 31, 2008 and December 31, 2007, respectively. The assumed premium estimates are based upon terms set forth in the reinsurance agreement, information received from ceding companies during the underwriting and negotiation of the agreement, reports received from ceding companies and discussions and correspondence with reinsurance intermediaries. The Company also considers its own view of market conditions, economic trends and experience with similar lines of business. These premium estimates represent management’s best estimate of the ultimate amount of premiums to be received under its assumed reinsurance agreements.
Other Than Temporary Declines in the Value of Investments. The cost of securities is adjusted where appropriate to include a provision for decline in value which is considered to be other than temporary. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in market value and where the Company does not expect the fair value to recover prior to the time of sale or maturity. Since equity securities do not have a contractual cash flow at maturity, the Company considers whether the price of an equity security is expected to recover within a reasonable period of time. Management regularly reviews securities that have a fair value less than cost to determine whether an other than temporary impairment has occurred. If a decline in value is considered other than temporary, the Company reports a realized loss on its statement of income.
Write downs for other than temporary impairments were $433 million in 2008. These impairment charges included $263 million for Fannie Mae and Freddie Mac preferred stock, $90 million for a REIT common stock, $64 million for preferred stocks issued by banks, insurers and REITs and $16 million for private equity investments.
Fixed Maturity Securities Unrealized Losses - The following table provides a summary of all fixed maturity securities December 31, 2008 by the length of time those securities have been continuously in an unrealized loss position (dollars in thousands):

	Number of	Aggregate	Gross
	Securities	Fair Value	Unrealized Losses (1)

Unrealized loss less than 20% of amortized cost	298	$2,345,669	$172,695

Unrealized loss 20% or greater:
Less than six months	22	57,017	57,589
Six months to less than nine months	6	47,640	23,208
Nine months to less than twelve months	11	100,697	30,479
Twelve months or greater	23	212,463	103,830

Total	360	$2,763,486	$387,801

(1)	Fixed maturity securities classified as available for sale are carried at estimated fair value and unrealized losses, net of income taxes, are reported as a component of stockholders’ equity.
In determining whether declines in fair values of fixed maturity securities are other than temporary, management assesses the issuer’s ability to continue to meet its contractual payment obligations as they become due and whether the Company has the ability and intent to hold the investment until it recovers or matures. The Company’s assessment of its intent to hold an investment until it recovers or matures is based on conditions at the time the assessment is made, including general market conditions, the Company’s overall investment strategy and management’s view of the underlying value of an investment relative to its current price. Additionally, for certain securitized financial assets with contractual cash flows (including asset-backed securities), the Company updates its best estimate of the present value of expected cash flows over the life of the security on a quarterly basis. If management determines that the fair value of the securitized financial asset and the present value of the asset’s cash flows estimated at the current financial reporting date are less than the present value of the estimated cash flows at the date of purchase, an other-than–temporary impairment is recognized and the securitized financial asset is written down to fair value.
On March 31, 2008, the Company purchased $58 million of senior subordinated secured notes (the “Notes”) from a residential mortgage lender (the “Borrower”) in connection with a recapitalization plan. At December 31, 2008, the Notes had an amortized cost of $58 million and an estimated market value of $15 million. The market value reflects uncertainty with respect to the Borrower’s ability to restructure or refinance certain bank debt that expires on March 16, 2009. The Company believes that the expected cash flow from the Borrower’s assets significantly exceeds its debt obligations, and accordingly the Company does not consider the Notes to be other than temporarily impaired.
Other than the Notes referred to above, there were 60 fixed maturity securities for which unrealized losses were 20% or greater than amortized cost at December 31, 2008. Those securities had an aggregate unrealized loss of $172 million. The Company has evaluated these securities and believes the unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors. The Company does not consider these securities to be other than temporarily impaired.

Perpetual Preferred Securities Unrealized Losses - The following table provides a summary of all perpetual preferred securities at December 31, 2008 by the length of time those securities have been continuously in an unrealized loss position (dollars in thousands):

			Gross
	Number of	Aggregate	Unrealized Losses
	Securities	Fair Value	(1)

Unrealized loss less than 20% of amortized cost	20	$65,703	$9,400
Unrealized loss 20% or greater:
Less than six months	6	36,673	18,530
Six months to less than nine months	5	16,778	6,227
Nine months to less than twelve months	11	33,195	15,475
Twelve months or greater	24	80,684	47,007

Total	66	$233,033	$96,639

(1)	Perpetual preferred securities classified as available for sale are carried at estimated fair value and unrealized losses, net of income taxes, are reported as a component of stockholders’ equity.
In assessing other than temporary impairments of perpetual preferred securities, the Company applies an impairment model similar to those used for a fixed maturity security provided there has been no evidence of deterioration in credit of the issuer. Otherwise, impairment tests for perpetual preferred securities are similar to that used for common stock.
The Company owns perpetual preferred securities issued by two U.S. banks that were rated investment grade at December 31, 2008 and were downgraded to below investment grade subsequent to year end. These securities had a carrying value of $47 million and an unrealized loss of $21 million at December 31, 2008. The rating downgrades were generally due to current and expected financial performance, asset quality problems globally and the possibility that dividends would be deferred. As a result of these downgrades, we are required to evaluate the securities for other than temporary impairment using the equity security model rather than the debt security model. Based on the duration and severity of the decline, the Company does not consider the securities to be other than temporarily impaired as of December 31, 2008.
Other than the securities referred to above, there were 42 securities for which unrealized losses were 20% or greater than amortized cost at December 31, 2008. Those securities, which had an aggregate unrealized loss of $66 million, are primarily investment grade securities issued by banks, insurers and REITs. The Company has the ability and intent to hold these securities at least until the investment impairment is recovered. The Company believes these unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors and does not consider these securities to be other than temporarily impaired.
Common Stock Unrealized Losses - In determining whether declines in fair values of common stock are other than temporary, management assesses (1) the severity and duration of the impairment, (2) the historic and implied volatility of the security, (3) recoveries or additional declines in fair value subsequent to the balance sheet date, (4) the financial condition and near-term prospects of the issuer, (5) whether the market decline was affected by macroeconomic conditions or by specific information pertaining to an individual security and (6) the length of the forecasted recovery period.
At December 31, 2008, the Company owned a common stock of a monoline insurance company with a fair value of $6 million and an unrealized loss of $8 million. The insurer’s stock price was highly volatile in the fourth quarter of 2008, and the Company’s investment in the insurer had been in an unrealized loss position for less than two months at year-end. As of the most recent reporting date, the insurer’s book value was significantly above the average cost per share. The Company does not consider the stock to be other than temporarily impaired. There were no other common stocks in an unrealized loss position at December 31, 2008.
Because of changing economic and market conditions affecting issuers of debt and equity securities and the performance of the underlying collateral affecting certain classes of assets, it is reasonably possible that we will recognize other-than-temporary impairments in the future.

Fair Value Measurements
The Company’s fixed income securities and equity securities available for sale and its trading account securities are carried at fair value. Because many fixed income securities do not trade on a daily basis, the Company utilizes pricing models and processes which may include benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Market inputs used to evaluate securities include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Quoted prices are often unavailable for recently issued securities, securities that are infrequently traded and securities that are only traded in private transactions. For publicly traded securities for which quoted prices are unavailable, the Company determines fair value based on independent broker quotations and other observable market data. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial data, projections and business developments of the issuer and other relevant information.

Results for Operations for the Years Ended December 31, 2008 and 2007
Business Segment Results
The following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2008 and 2007. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit.

(Dollars in thousands)	2008	2007

Specialty
Gross premiums written	$1,590,335	$1,816,727
Net premiums written	1,453,778	1,704,880
Premiums earned	1,618,915	1,772,547
Loss ratio	60.1%	57.3%
Expense ratio	28.4%	26.7%
Combined ratio	88.5%	84.0%

Regional
Gross premiums written	$1,385,791	$1,441,077
Net premiums written	1,211,096	1,267,451
Premiums earned	1,237,258	1,250,914
Loss ratio	65.4%	59.1%
Expense ratio	32.3%	31.4%
Combined ratio	97.7%	90.5%

Alternative Markets
Gross premiums written	$715,979	$758,285
Net premiums written	622,185	656,369
Premiums earned	626,858	651,909
Loss ratio	62.7%	59.2%
Expense ratio	24.2%	23.1%
Combined ratio	86.9%	82.3%

Reinsurance
Gross premiums written	$458,668	$732,233
Net premiums written	435,108	682,241
Premiums earned	519,717	740,439
Loss ratio	64.7%	65.3%
Expense ratio	34.7%	31.3%
Combined ratio	99.4%	96.6%

International
Gross premiums written	$369,353	$304,908
Net premiums written	311,732	265,048
Premiums earned	286,832	247,892
Loss ratio	61.7%	62.6%
Expense ratio	38.9%	32.4%
Combined ratio	100.6%	95.0%

Consolidated
Gross premiums written	$4,520,126	$5,053,230
Net premiums written	4,033,899	4,575,989
Premiums earned	4,289,580	4,663,701
Loss ratio	62.7%	59.6%
Expense ratio	30.4%	28.5%
Combined ratio	93.1%	88.1%

Net Income. The following table presents the Company’s net income and net income per diluted share for the years ended December 31, 2008 and 2007 (amounts in thousands, except per share data):

	2008	2007

Net income	$281,141	$766,239
Weighted average diluted shares	173,454	196,698
Net income per diluted share	$1.62	$3.90

Net income decreased to $281 million in 2008 from $766 million in 2007 primarily due to realized investment losses, net of tax of $232 million in 2008 as compared to realized investment gains, net of tax of $32 million in 2007. In addition, underwriting profits and investment income were lower in 2008. The decrease in weighted average diluted shares resulted from the Company’s repurchases of its common stock in 2007 and 2008.
Gross Premiums Written. Gross premiums written were $4.5 billion in 2008, down 11% from 2007. The Company has experienced increased competition and downward pressure on pricing since 2004. This trend continued in 2008, with overall price levels for renewal business declining approximately 5% as compared with the prior year period. New business volume was also lower in 2008. Gross premiums written for businesses that were started or acquired since 2006 were $298 million in 2008 and $171 million in 2007.
A summary of gross premiums written in 2008 compared with 2007 by business segment follows:
•	Specialty gross premiums decreased by 12% to $1,590 million in 2008 from $1,817 million in 2007 due to lower premiums and less new business. The number of new and renewal policies issued in 2008, net of policy cancellations, was essentially unchanged. Gross premiums written decreased 26% for products liability, 24% for premises operations, 11% for commercial automobile and 8% for property lines. Gross premiums written increased 14% for professional liability.

•	Regional gross premiums decreased by 4% to $1,386 million in 2008 from $1,441 million in 2007 due primarily to lower prices. The number of new and renewal policies issued in 2008, net of policy cancellations, was essentially unchanged. Gross premiums written decreased 5% for commercial automobile, 5% for commercial multiple peril and 2% for workers’ compensation. Gross premiums include assigned risk premiums, which are fully reinsured, of $87 million in 2008 and $88 million in 2007.

•	Alternative markets gross premiums decreased by 6% to $716 million in 2008 from $758 million in 2007 due primarily to lower prices. The number of new and renewal policies issued (excluding personal accident business, a new line of business for the Company) decreased 28% in 2008, net of policy cancellations. Gross premiums written decreased 12% for excess workers’ compensation and 1% for primary workers’ compensation. Gross premiums include assigned risk premiums, which are fully reinsured, of $41 million in 2008 and $61 million in 2007.

•	Reinsurance gross premiums decreased by 37% to $459 million in 2008 from $732 million in 2007. The decline was due to non-renewals and lower new business volume as a result of business lost to competitors or retained by ceding companies. Casualty gross premiums written decreased 32% to $380 million, and property gross premiums written decreased 55% to $79 million.

•	International gross premiums increased by 21% to $369 million in 2008 from $305 million in 2007. Gross premiums in the U.K. and Continental Europe decreased 8% primarily as a result of the strengthening of the U.S. dollar against foreign currencies. Gross premiums in South America increased 34% as a result of higher price levels and new business. Gross premiums for the Australian branch, which began operating in 2008, were $25 million.
Premiums Earned. Premiums earned decreased 8% to $4,290 million in 2008 from $4,664 million in 2007. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2008 are related to business written during both 2008 and 2007. The 8% decrease for 2008 earned premiums reflects the underlying decline in net premiums written in 2007 and 2008.
Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2008 and 2007 (dollars in thousands):

			Average Annualized
	Amount		Yield
	2008	2007	2008	2007

Fixed maturity securities, including cash	$497,549	$500,378	4.6%	4.7%
Arbitrage trading account and funds	6,032	80,253	0.8%	9.8%
Equity securities available for sale	38,144	57,502	5.5%	7.0%

Gross investment income	541,725	638,133	4.4%	5.3%
Investment expenses	(4,692)	(3,747)

Total	$537,033	$634,386	4.3%	5.2%

Net investment income decreased 15% to $537 million in 2008 from $634 million in 2007 primarily as a result of lower income from the arbitrage trading account, which includes merger arbitrage and convertible arbitrage. Investment income from merger arbitrage investments decreased to $19 million from $65 million due primarily to a significant reduction in merger activity and related investment opportunities. Convertible arbitrage reported a loss of $13 million in 2008 compared with income of $16 million in 2007, as many of the financial institutions that were severely impacted by the credit crisis in 2008 were both issuers and holders of convertible preferred shares. Investment income from equity securities available for sale declined to $38 million from $58 million due to the deferral of dividends for Fannie Mae and Freddie Mac and to lower dividends for floating rate securities. Average invested assets, at cost (including cash and cash equivalents) increased 3% to $12.4 billion in 2008 from $12.1 billion in 2007 primarily as a result of cash flow from operations which was partially offset by cash used for repurchases of the Company’s common stock.
Income (Loss) from Investment Funds. Following is a summary of income (loss) from investment funds for the years ended December 31, 2008 and 2007 (dollars in thousands):

	2008	2007

Real estate funds	$(42,490)	$25,007
Kiln Ltd	10,697	16,052
Energy	30,785	1,323
Other	(2,545)	(4,108)

Total	$(3,553)	$38,274

Losses from investment funds were $3.6 million in 2008 compared to income of $38.3 million in 2007, primarily as a result of losses from real estate funds. The real estate funds invest primarily in commercial loans and securities that are marked to market and were marked down as credit spreads widened significantly following the bankruptcy of Lehman Brothers, government intervention, heightened concern over the U.S. and global economies, deleveraging of capital markets, increased market illiquidity and a worsening credit outlook. Income from energy funds increased to $31 million from $1 million due to an increase in the fair value of energy related investments held by the funds. The decrease in income from Kiln Ltd is due to the sale of the Company’s interest in Kiln Ltd in March 2008.
The Company’s share of the earnings or losses of investment funds is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company’s financial statements. Subsequent to December 31, 2008, the Company received 2008 financial statements for certain real estate and energy funds. The Company’s share of net losses reported by these funds for their 2008 fourth quarter was $111 million pre-tax, or $72 million after-tax. The Company will report this loss, together with the results for investment funds for which 2008 financial statements have not yet been received, in its income statement for the first quarter of 2009.
Insurance Service Fees. The alternative markets and specialty segments offer fee-based services to help clients develop and administer self-insurance programs, primarily for workers’ compensation coverage. Service fees increased to $103 million in 2008 from $98 million in 2007 primarily as a result of the acquisition of American Mining Insurance Company in October 2007.
Realized Investment Gains (Losses). Realized investment gains (losses) result primarily from sales of securities, as well as from provisions for other than temporary impairment in securities. The Company buys and sells securities on a regular basis in order to maximize its total return on investments. Decisions to sell securities are based on management’s view of the underlying fundamentals of specific securities as well as management’s expectations regarding interest rates, credit spreads, currency values and general economic conditions.
Realized investment losses were $357 million in 2008 compared with realized investment gains of $50 million in 2007. Write downs for other-than-temporary impairments were $433 million in 2008. These impairment charges included $263 million from the write down of preferred stocks issued by Fannie Mae and Freddie Mac, $90 million for a REIT common stock, $64 million for preferred stocks issued by banks, insurers and REITs and $16 million for private equity investments. Net realized investment gains (excluding investment impairments) in 2008 were $76 million, including a gain of $70 million from the sale of the Company’s interest in Kiln Ltd.
Revenues from Wholly-Owned Investees. Revenues from wholly-owned investees were $137 million in 2008 compared with $103 million in 2007. These revenues were derived from three fixed base operators that were separately purchased in 2007 and 2008. These companies provide services to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication. The 2008 and 2007 revenues are not comparative since the companies are not included for the same periods.

Losses and Loss Expenses. Losses and loss expenses decreased to $2,689 million in 2008 from $2,780 million in 2007. The consolidated loss ratio was 62.7% in 2008 compared with 59.6% in 2007. Estimated loss ratios for accident year 2008 were higher due to higher weather-related losses, a decline in price levels and the impact of anticipated loss cost trends and inflation. Weather-related losses (including reinstatement premiums) were $114 million in 2008 compared with $34 million in 2007. The 2008 weather-related losses included losses from Hurricanes Ike, Gustav and Dolly. The increase in the accident year 2008 loss ratio was partially offset by favorable prior year reserve development, which was $196 million in 2008 compared with $106 million in 2007. The favorable loss reserve development in 2008 and 2007 was primarily related to the specialty segment. A summary of loss ratios in 2008 compared with 2007 by business segment follows:
•	Specialty’s loss ratio increased to 60.1% in 2008 from 57.3% in 2007. Estimated loss ratios for accident year 2008 were higher due to a decline in price levels and a more competitive market environment. The increase in the accident year 2008 loss ratio was partially offset by favorable reserve development. Net favorable prior year development was $108 million in 2008 compared with $97 million in 2007.

•	The regional loss ratio increased to 65.4% in 2008 from 59.1% in 2007. Estimated loss ratios for accident year 2008 were higher due to higher weather-related losses and to a decline in price levels. Weather-related losses were $86 million in 2008 compared with $34 million in 2007. Net favorable prior year development was $26 million in 2008 compared with $22 million in 2007.

•	Alternative markets’ loss ratio increased to 62.7% from 59.2% in 2007. Estimated loss ratios for accident year 2008 were higher due to a decline in price levels, a more competitive market environment and the impact of lower discount rates used to discount excess workers’ compensation reserves. Net favorable prior year development was $40 million in 2008 compared with $24 million in 2007.

•	The reinsurance loss ratio decreased to 64.7% in 2008 from 65.3% in 2007 due primarily to favorable reserve development. Favorable prior year development was $12 million in 2008 compared with unfavorable prior year development of $44 million in 2007.

•	The international loss ratio decreased to 61.7% in 2008 from 62.6% in 2007 due to favorable reserve development and a change in the mix of business. Favorable prior year development was $10 million in 2008 compared with $7 million in 2007.
Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2008 and 2007 (dollars in thousands):

	2008	2007

Underwriting expenses	$1,303,551	$1,330,519
Service expenses	87,397	90,561
Other costs and expenses	84,217	109,907

Total	$1,475,165	$1,530,987

Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. The consolidated expense ratio (underwriting expenses expressed as a percentage of premiums earned) increased to 30.4% in 2008 from 28.5% in 2007 primarily due to the decline in earned premiums.
Service expenses, which represent the costs associated with the alternative markets and specialty segments’ fee-based businesses, decreased 3% to $87 million due to lower employment costs.
Other costs and expenses, which represent corporate expenses and foreign currency transaction gains and losses, decreased 23% to $84 million. The decrease was due to lower incentive compensation costs and to foreign currency transaction gains.
Expenses from Wholly-Owned Investees. Expenses from wholly-owned investees were $134 million in 2008 compared to $96 million in 2007. These expenses represent costs associated with three fixed base operators that were separately purchased in 2007 and 2008. These include cost of goods sold related to aircraft and other sales, labor and equipment costs related to repairs and other services and general and administrative expenses. The 2008 and 2007 expenses are not comparative since the companies are not included for the same periods.
Interest Expense. Interest expense decreased 5% to $85 million primarily due to the repayment of $89 million of 9.875% senior notes in May 2008.
Income Taxes. The effective income tax rate was 14% in 2008 and 29% in 2007. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income, which represented a greater portion of pre-tax income in 2008.

Results of Operations for the Years Ended December 31, 2007 and 2006
Business Segment Results
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

Net Income. The following table presents the Company’s net income and net income per share for the years ended December 31, 2007 and 2006 (amounts in thousands, except per share data):

	2007	2006

Net income	$766,239	$699,518
Weighted average diluted shares	196,698	201,961
Net income per diluted share	$3.90	$3.46

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
A summary of gross premiums written in 2007 compared with 2006 by business segment follows:
•	Specialty gross premiums decreased by 5% to $1,817 million in 2007 from $1,919 million in 2006 due to primarily to lower prices. The number of new and renewal policies issued in 2007, net of policy cancellations, increased 3%. Gross premiums written decreased 15% for premises operations and 13% for products liability. Gross premiums written increased 11% for property lines and 5% for professional liability. Commercial automobile gross premiums written were essentially unchanged.

•	Regional gross premiums increased by 2% to $1,441 million in 2007 from $1,415 million in 2006 as new business was partially offset by lower prices. The number of new and renewal policies issued in 2007, net of policy cancellations, increased 1%. Gross premiums written increased 4% for commercial automobile and 1% for workers’ compensation. Commercial multiple peril was virtually unchanged. Gross premiums include assigned risk premiums, which are fully reinsured, of $88 million in 2007 and $102 million in 2006.

•	Alternative markets gross premiums increased by 1% to $758 million in 2007 from $748 million in 2006 as new business was partially offset by lower prices. The number of new and renewal policies issued, excluding personal accident business which is a new line of business, increased 3% in 2007 (net of policy cancellations). Gross premiums written decreased 3% for primary workers’ compensation and increased 3% for excess workers’ compensation. Gross premiums include assigned risk premiums, which are fully reinsured, of $61 million in 2007 and $67 million in 2006.

•	Reinsurance gross premiums decreased by 22% to $732 million in 2007 from $941 million in 2006. Casualty gross premiums written decreased 29% to $558 million, and property gross premiums written increased 10% to $174 million. The 2006 premiums include $131 million related to two medical malpractice reinsurance agreements that expired in 2007 and were not renewed. While these agreements contained limits on the potential amount of losses to be paid by the Company, they also contained limits on the potential profits that may be earned by the Company.

•	International gross premiums increased by 20% to $305 million in 2007 from $255 million in 2006. Gross premiums in the UK and Europe increased 19% as a result of expanded product offerings and from the impact of foreign exchange rates. Gross premiums in Argentina increased 32% as a result of higher price levels.
Net Premiums Earned. Net premiums earned decreased 1% to $4,664 million from $4,693 million in 2006. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2007 are related to business written during both 2007 and 2006. The 1% decrease for 2007 earned premiums reflects the underlying decline in net premiums written in 2007.

Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2007 and 2006.

			Average Annualized
	Amount		Yield
(Dollars in thousands)	2007	2006	2007	2006

Fixed maturity securities, including cash	$500,378	$441,421	4.7%	4.6%
Arbitrage trading account	80,253	74,551	9.8%	10.4%
Equity securities available for sale	57,502	35,662	7.0%	6.8%

Gross investment income	638,133	551,634	5.3%	5.1%
Investment expenses	(3,747)	(2,604)

Total	$634,386	$549,030	5.2%	5.1%

Net investment income increased 15% to $634 million in 2007 from $549 million in 2006. Average invested assets (including cash and cash equivalents) increased 13% to $12.1 billion in 2007 from $10.7 billion in 2006 as a result of cash flow from operations.
Income (Loss) from Investment Funds. Following is a summary of income from investment funds for the years ended December 31, 2007 and 2006 (dollars in thousands):

	2007	2006

Real estate	$25,007	$23,421
Kiln Ltd	16,052	15,883
Energy	1,323	2,014
Other	(4,108)	(4,173)

Total	$38,274	$37,145

Income from investment funds was $38.3 million in 2007 as compared to $37.1 million in 2006. Average invested assets increased to $474 million in 2007 from $391 million in 2006.
Insurance Service Fees. The alternative markets segment offers fee-based services to help clients develop and administer self-insurance programs, primarily for workers’ compensation coverage. Service fees were $98 million in 2007, down from $105 million in 2006, primarily as a result of a decline in fees for managing state-sponsored assigned risk plans.
Realized Investment Gains. Realized investment gains result primarily from sales of securities, as well as from provisions for other than temporary impairment in securities. Realized investment gains were $50 million in 2007 compared with $10 million in 2006. Charges for impairment of investments were $2.7 million in 2007 and $0.1 million in 2006. The Company buys and sells securities on a regular basis in order to maximize the total return on investments. Decisions to sell securities are based on management’s view of the underlying fundamentals of specific securities as well as management’s expectations regarding interest rates, credit spreads, currency values and general economic conditions.
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
Service expenses, which represent the costs associated with the alternative markets and specialty segments’ fee-based business, increased 2% to $91 million.
Other costs and expenses, which represent corporate expenses and foreign currency transaction gains and losses, increased 18% to $110 million primarily as a result of higher costs for incentive compensation programs.
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
The Company’s investment portfolio and investment-related assets as of December 31, 2008 were as follows (dollars in thousands):

		Carrying
	Cost	Value
Fixed maturity securities
United States government and government agencies	$1,083,677	$1,126,684
State and municipal	5,660,588	5,660,641
Mortgage-backed securities
Agency	1,125,132	1,152,557
Residential-Prime	447,669	376,916
Residential-Alt A	110,192	100,125
Commercial	74,517	51,861

Total mortgage-backed securities	1,757,510	1,681,459

Corporate
Financial	439,080	378,035
Industrial	244,232	225,090
Asset-backed	194,435	160,747
Utilities	127,640	120,998
Other	95,020	88,603

Total corporate	1,100,407	973,473

Foreign government and foreign government agencies	238,877	247,639

Total fixed maturity securities	9,841,059	9,689,896

Equity securities available for sale
Preferred stock Financial	198,032	127,899
Real estate	145,001	125,517
Utilities	56,418	49,491

Total preferred stock	399,451	302,907

Common stock	39,343	80,843

Total equity securities available for sale	438,794	383,750

Arbitrage trading account	119,485	119,485
Investment in arbitrage funds	73,435	73,435
Investment funds	509,928	495,533
Loans receivable	381,182	381,182

Total investments	$11,363,883	$11,143,281

Fixed Maturity Securities. The Company’s investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, management of the available for sale portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations. At December 31, 2008 (as compared to December 31, 2007), the fixed maturity securities portfolio mix was as follows: U.S. government securities were 12% (15% in 2007); state and municipal securities were 58% (53% in 2007); corporate securities were 10% (11% in 2007); mortgage-backed securities were 17% (18% in 2007); and foreign government bonds were 3% (3% in 2007).
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
Equity Securities Available for Sale. Equity securities available for sale primarily represent investments in common and preferred stocks of publicly traded REITs, financial companies and utilities.
Arbitrage Trading Account. The arbitrage trading account is comprised of direct investments in arbitrage securities. Merger arbitrage is the business of investing in the securities of publicly held companies that are the targets in announced tender offers and mergers.
Investment in Arbitrage Funds. Investment in merger arbitrage funds represents investments in limited partnerships that specialize in merger arbitrage, convertible arbitrage and relative value arbitrage. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differentials between these securities and their underlying equities. Relative value arbitrage is the business of investing primarily in equity securities with the goal of capitalizing on perceived differences in fundamental values between pairs of companies in similar industries.
Investment Funds. At December 31, 2008 and 2007, the Company’s investment in partnerships and affiliates was $496 million and $546 million, respectively, and included investments in real estate funds of $292 million and $294 million, respectively. In March 2008, the Company sold its 20.1% interest in Kiln Ltd for $174 million and reported a realized investment gain of $70 million.
Loans Receivable. Loans receivable represent commercial real estate mortgage loans and bank loans with maturities of five years or less and floating, LIBOR-based interest rates.
Market Risk. The Company’s market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company’s investment portfolio as a result of fluctuations in credit quality and interest rates. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. In addition, the Company’s international businesses and securities are subject to currency exchange rate risk. As discussed above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations. The average duration for the fixed income portfolio was 3.1 years and 3.3 years at December 31, 2008 and 2007, respectively.
The following table outlines the groups of fixed maturity securities and the components of the interest rate risk at December 31, 2008:

	Effective
	Duration	Fair Value
	(Years)	(000s)

Cash and cash equivalents	0.1	$1,134,835
U. S. government securities	3.3	1,126,684
State and municipal	4.4	5,657,690
Corporate	3.0	973,774
Foreign	1.9	247,639
Mortgage-backed securities	1.4	1,685,849
Loans receivable	1.3	328,868

Total	3.1	$11,155,339

Duration is a common gauge of the price sensitivity of a fixed income portfolio to a change in interest rates. The Company determines the estimated change in fair value of the fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securities static. The fair value at specified levels at December 31, 2008 would be as follows:

	Estimated Fair Value of	Estimated Change in
	Fixed Maturity Securities	Fair Value

Change in interest rates	(000s)	(000s)
300 basis point rise	$10,112,489	$(1,042,849)
200 basis point rise	10,456,005	(699,333)
100 basis point rise	10,803,593	(351,745)
Base scenario	11,155,338	—
100 basis point decline	11,510,987	355,649
200 basis point decline	11,870,790	715,452
300 basis point decline	12,234,667	1,079,329

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
Liquidity and Capital Resources
Cash Flow. Cash flow provided from operating activities was $1.6 billion in 2008, $1.5 billion in 2007 and $1.6 billion in 2006. The levels of cash flow provided by operating activities over these years, which are high by historical measures in relation to both earned premiums and net income, are a result of growth in investment income and relatively low paid losses. Cash flow provided by operating activities in 2008 is net of cash transfers from the arbitrage trading account of $554 million, and in 2006 is net of cash transfers to the arbitrage trading account of $225 million.
As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. During 2009, the maximum amount of dividends which can be paid without regulatory approval is approximately $392 million. The ability of the holding company to service its debt obligations is limited by the ability of the insurance subsidiaries to pay dividends. In the event dividends, tax payments and management fees available to the holding company were inadequate to service its debt obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.
The Company’s insurance subsidiaries’ principal sources of cash are premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal uses of cash are payments for claims, taxes, operating expenses and dividends. The Company expects its insurance subsidiaries to fund the payment of losses with cash received from premiums, investment income and fees. The Company targets an average duration for its investment portfolio that is within one year of the average duration of its liabilities so that portions of its investment portfolio mature throughout the claim cycle and are available for the payment of claims if necessary. In the event operating cash flow and proceeds from maturities and prepayments of fixed income securities are not sufficient to fund claim payments and other cash requirements, the remainder of the Company’s cash and investments is available to pay claims and other obligations as they become due. The Company’s investment portfolio is highly liquid, with approximately 86% invested in cash, cash equivalents and marketable fixed income securities as of December 31, 2008. If the sale of fixed income securities were to become necessary, a realized gain or loss equal to the difference between the cost and sales price of securities sold would be recognized.

Financing Activity
During 2008, the Company repurchased 20,677,144 shares of its common stock for $553 million. The Company repaid $12 million of subsidiary debt in January 2008 and $89 million of 9.875% senior notes in May 2008.
In February 2007, the Company issued $250 million of 6.25% senior notes due on February 15, 2037. During 2007, the Company repurchased 16,130,773 shares (including 963,773 shares purchased in connection with the Company’s stock option program) of its common stock for $489 million.
During 2006, the Company repaid $100 million of 6.25% senior notes at their maturity in January 2006. The Company also repaid $210 million of junior subordinated debentures on December 15, 2006 contemporaneously with the redemption of $210 million of 8.197% trust preferred securities by the W. R. Berkley Capital Trust. This amount included preferred securities already repurchased by the Company.
At December 31, 2008, the Company had senior notes, junior subordinated debentures and other debt outstanding with a carrying value of $1,271 million and a face amount of $1,287 million. The maturities of the outstanding debt are $1 million in 2009, $150 million in 2010, $3 million in 2012, $200 million in 2013, $200 million in 2015, $150 million in 2019, $76 million in 2022, $7 million in 2035 (prepayable in 2010), $250 million in 2037 and $250 million in 2045 (prepayable in 2010).
At December 31, 2008, stockholders’ equity was $3.0 billion and total capitalization (stockholders’ equity, senior notes, junior subordinated debentures and other debt) was $4.3 billion. The percentage of the Company’s capital attributable to senior notes and other debt and junior subordinated debentures was 29% at December 31, 2008, compared with 28% at December 31, 2007.
Federal and Foreign Income Taxes
The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has overseas operations. At December 31, 2008, the Company had a deferred tax asset, net of valuation allowance, of $542 million (which primarily relates to loss and loss expense reserves, unrealized investment losses and unearned premium reserves), and a deferred tax liability of $212 million (which primarily relates to deferred policy acquisition costs and intangible assets). The realization of the deferred tax asset is dependent upon the Company’s ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.
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
For 2009, the Company’s property catastrophe reinsurance provides protection for 100% of the net loss between $10 million and $85 million, and its casualty contingency agreement provides protection for 100% of the net loss between $2 million and $30 million. The catastrophe and casualty contingency reinsurance agreements are subject to certain limits, exclusions and reinstatement premiums. For business written through Lloyd’s, the Company has separate catastrophe excess of loss and quota share agreements secured through its Lloyd’s general agents.
Contractual Obligations
Following is a summary of the Company’s contractual obligations as of December 31, 2008 (amounts in thousands):

Estimated Payments By Periods	2009	2010	2011	2012	2013	Thereafter

Gross reserves for losses	$2,210,784	$1,601,009	$1,265,431	$963,112	$723,821	$3,179,821
Operating lease obligations	23,803	21,103	17,280	13,391	10,214	25,576
Purchase obligations	8,143	1,576	6,037	15,000	31,500	—
Junior subordinated debentures	—	—	—	—	—	257,217
Senior notes	719	150,000	—	3,030	200,000	676,503
Other long-term liabilities	57,973	25,888	9,084	2,049	615	40,722

Total	$2,301,422	$1,799,576	$1,297,832	$996,582	$966,150	$4,179,839

The estimated payments for reserves for losses and loss expenses in the above table represent the projected (undiscounted) payments for gross loss and loss expense reserves related to losses incurred as of December 31, 2008. The estimated payments in the above table do not consider payments for losses to be incurred in future periods. These amounts include reserves for reported losses and reserves for incurred but not reported losses. Estimated amounts recoverable from reinsurers are not reflected. The estimated payments by year are based on historical loss payment patterns. The actual payments may differ from the estimated amounts due to changes in ultimate loss reserves and in the timing of the settlement of those reserves.
The Company utilizes letters of credit to back certain reinsurance payments and obligations. Outstanding letters of credit were $56 million as of December 31, 2008. The Company has made certain guarantees to state regulators that the statutory capital of certain subsidiaries will be maintained above certain minimum levels. In addition, the Company has commitments to invest up to $253 million in certain investment funds.
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
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
W. R. Berkley Corporation:
We have audited W. R. Berkley Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 27, 2009 expressed an unqualified opinion on those consolidated financial statements.
KPMG LLP
New York, New York
February 27, 2009

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
W. R. Berkley Corporation:
We have audited the accompanying consolidated balance sheets of W. R. Berkley Corporation and subsidiaries (the “Company”) as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
KPMG LLP
New York, New York
February 27, 2009

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except per share data)

	Years Ended December 31,
	2008	2007	2006
Revenues:
Net premiums written	$4,033,899	$4,575,989	$4,818,993
Change in net unearned premiums	255,681	87,712	(126,371)

Net premiums earned	4,289,580	4,663,701	4,692,622
Net investment income	537,033	634,386	549,030
Income (loss) from investment funds	(3,553)	38,274	37,145
Insurance service fees	102,856	97,689	104,812
Realized investment gains (losses)	(356,931)	49,696	9,648
Revenues from wholly-owned investees	137,280	102,846	—
Other income	2,543	1,805	1,574

Total revenues	$4,708,808	$5,588,397	$5,394,831

Operating costs and expenses:
Losses and loss expenses	2,688,661	2,779,578	2,864,498
Other operating costs and expenses	1,475,165	1,530,987	1,449,166
Expenses from wholly-owned investees	134,037	96,444	—
Interest expense	84,623	88,996	92,522

Total expenses	$4,382,486	$4,496,005	$4,406,186

Income before income taxes and minority interest	326,322	1,092,392	988,645
Income tax expense	(44,919)	(323,070)	(286,398)
Minority interest	(262)	(3,083)	(2,729)

Net income	$281,141	$766,239	$699,518

Earnings per share:
Basic	$1.68	$4.05	$3.65
Diluted	$1.62	$3.90	$3.46

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	December 31,
	2008	2007

Assets
Investments:
Fixed maturity securities	$9,689,896	$9,840,291
Equity securities available for sale	383,750	726,562
Arbitrage trading account	119,485	301,786
Investment in arbitrage funds	73,435	210,740
Investment funds	495,533	545,937
Loans receivable	381,182	331,401

Total Investments	11,143,281	11,956,717

Cash and cash equivalents	1,134,835	951,863
Premiums and fees receivable	1,056,096	1,199,002
Due from reinsurers	931,115	904,509
Accrued investment income	122,461	134,872
Prepaid reinsurance premiums	181,462	179,495
Deferred policy acquisition costs	394,807	455,244
Real estate, furniture and equipment	260,522	204,252
Deferred federal and foreign income taxes	329,417	174,504
Goodwill	107,564	102,462
Trading account receivable from brokers and clearing organizations	128,883	409,926
Due from broker	138,411	130
Current federal and foreign income taxes	76,491	—
Other assets	115,813	147,029

Total Assets	$16,121,158	$16,820,005

Liabilities and Stockholders’ Equity
Liabilities:
Reserves for losses and loss expenses	$8,999,596	$8,678,034
Unearned premiums	1,966,150	2,240,690
Due to reinsurers	114,974	108,178
Trading account securities sold but not yet purchased	23,050	67,139
Other liabilities	694,255	726,932
Junior subordinated debentures	249,584	249,375
Senior notes and other debt	1,021,869	1,121,793

Total Liabilities	13,069,478	13,192,141

Minority interest	5,361	35,496

Stockholders’ equity:
Preferred stock, par value $.10 per share:
Authorized 5,000,000 shares, issued and outstanding – none	—	—
Common stock, par value $.20 per share:
Authorized 500,000,000 shares, issued and outstanding, net of treasury shares, 161,467,131 and 180,320,775 shares	47,024	47,024
Additional paid-in capital	920,241	907,016
Retained earnings	3,514,531	3,271,355
Accumulated other comprehensive income (loss)	(228,959)	53,201
Treasury stock, at cost, 73,650,787 and 54,797,143 shares	(1,206,518)	(686,228)

Total Stockholders’ Equity	3,046,319	3,592,368

Total Liabilities and Stockholders’ Equity	$16,121,158	$16,820,005

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Dollars in thousands)

	Years Ended December 31,
	2008	2007	2006

Common stock:
Beginning of period	$47,024	$47,024	$47,024
Stock issued	—	—	—

End of period	$47,024	$47,024	$47,024

Additional paid in capital:
Beginning of period	$907,016	$859,787	$821,050
Stock options exercised, including tax benefits	(10,520)	26,510	20,965
Restricted stock units expensed	23,239	19,541	15,323
Stock options expensed	214	794	1,755
Stock issued to directors and others	292	384	694

End of period	$920,241	$907,016	$859,787

Retained earnings:
Beginning of period	$3,271,355	$2,542,744	$1,873,953
Net income	281,141	766,239	699,518
Dividends	(37,965)	(37,628)	(30,727)

End of period	$3,514,531	$3,271,355	$2,542,744

Accumulated other comprehensive income (loss), net of tax:
Unrealized investment gains (losses):
Beginning of period	$52,497	$121,961	$40,746
Net change in period	(194,713)	(69,464)	81,215

End of period	(142,216)	52,497	121,961

Currency translation adjustments:
Beginning of period	18,060	3,748	(15,843)
Net change in period	(90,535)	14,312	19,591

End of period	(72,475)	18,060	3,748

Net pension asset:
Beginning of period	(17,356)	(14,096)	—
Net change in period	3,088	(3,260)	—
Adoption of FAS 158, net of taxes	—	—	(14,096)

End of period	(14,268)	(17,356)	(14,096)

Total accumulated other comprehensive income (loss)	$(228,959)	$53,201	$111,613

Treasury stock:
Beginning of period	$(686,228)	$(226,009)	$(199,853)
Stock options exercised	32,195	28,455	18,816
Stock issued to directors and others	799	117	89
Stock repurchased	(553,284)	(488,791)	(45,061)

End of period	$(1,206,518)	$(686,228)	$(226,009)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in thousands)

	Years Ended December 31,
	2008	2007	2006

Net income	$281,141	$766,239	$699,518

Unrealized holding gains (losses) on investment securities arising during the period, net of income taxes	(426,671)	(37,230)	88,329
Reclassification adjustment for realized (gains) losses included in net income, net of income taxes	231,958	(32,234)	(7,114)
Change in unrealized foreign exchange gains (losses)	(90,535)	14,312	19,591
Change in unrecognized pension obligation, net of income taxes	3,088	(3,260)	(14,096)

Other comprehensive income (loss)	(282,160)	(58,412)	86,710

Comprehensive income (loss)	$(1,019)	$707,827	$786,228

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31,
	2008	2007	2006

Cash from operating activities:
Net income	$281,141	$766,239	$699,518
Adjustments to reconcile net income to net cash flows from operating activities:
Realized investment (gains) losses	356,931	(49,696)	(9,648)
Depreciation and amortization	83,953	73,697	65,674
Minority interest	262	3,083	2,729
Equity in undistributed earnings of investment funds	8,550	(25,202)	(26,986)
Stock incentive plans	24,139	21,105	17,888
Change in:
Securities trading account	182,301	152,188	4,313
Investments in arbitrage funds	137,305	(21,888)	(52,548)
Trading account receivable from brokers and clearing organizations	281,043	(97,706)	(213,991)
Trading account securities sold but not yet purchased	(44,089)	(102,936)	(28,351)
Premiums and fees receivable	117,128	50,925	(133,504)
Due from reinsurers	(35,760)	45,995	27,839
Accrued investment income	11,103	(18,066)	(15,383)
Prepaid reinsurance premiums	(8,744)	(10,242)	9,671
Deferred policy acquisition costs	53,332	7,834	(25,848)
Deferred income taxes	(57,321)	(5,060)	(35,554)
Other assets	36,227	(48,383)	6,817
Reserves for losses and loss expenses	416,235	798,725	1,051,816
Unearned premiums	(238,557)	(75,044)	117,176
Due to reinsurers	21,645	(42,212)	60,450
Other liabilities	(73,864)	26,528	44,092

Net cash from operating activities	1,552,960	1,449,884	1,566,170

Cash flows used in investing activities:
Proceeds from sales, excluding trading account:
Fixed maturity securities	1,006,604	2,065,004	922,442
Equity securities	62,254	480,867	200,950
Distributions from investment funds	184,621	132,268	52,181
Proceeds from maturities and prepayments of fixed maturity securities	997,171	984,504	1,322,277
Cost of purchases, excluding trading account:
Fixed maturity securities	(2,230,222)	(3,716,828)	(2,862,906)
Equity securities	(172,306)	(551,253)	(543,041)
Contributions to investment funds	(148,039)	(127,134)	(143,772)
Change in loans receivable	(48,524)	(208,148)	(67,089)
Net additions to real estate, furniture and equipment	(78,947)	(31,108)	(42,593)
Change in balances due to (from) security brokers	(138,281)	1,412	—
Payment for business purchased, net of cash acquired	(48,895)	(50,162)	—
Proceeds from sale of business, net of cash divested	—	2,939	—
Other, net	—	—	(6,025)

Net cash used in investing activities	(614,564)	(1,017,639)	(1,167,576)

Cash flows used in financing activities:
Net proceeds from issuance of senior notes	—	246,644	—
Receipts credited to policyholders’ account balances	—	3,431	16,748
Bank deposits received	17,795	7,572	10,211
Advances from federal home loan bank	6,325	(655)	(7,375)
Net proceeds from stock options exercised	14,806	25,676	19,405
Purchase of junior subordinated debentures	—	—	(210,000)
Repayment of senior notes	(102,123)	(2,019)	(100,000)
Cash dividends to common stockholders	(46,978)	(36,284)	(29,430)
Purchase of common treasury shares	(553,284)	(488,794)	(45,062)
Other, net	168	271	2,762

Net cash used in financing activities	(663,291)	(244,158)	(342,741)

Net impact on cash due to change in foreign exchange rates	(92,133)	9,529	25,453

Net increase in cash and cash equivalents	182,972	197,616	81,306
Cash and cash equivalents at beginning of year	951,863	754,247	672,941

Cash and cash equivalents at end of year	$1,134,835	$951,863	$754,247

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2007 and 2006
(1) Summary of Significant Accounting Policies
(A) Principles of consolidation and basis of presentation
The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the “Company”), have been prepared on the basis of U. S. generally accepted accounting principles (“GAAP”). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2007 and 2006 financial statements to conform them to the presentation of the 2008 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. The most significant items on our balance sheet that involve a greater degree of accounting estimates that are subject to change in the future are the valuation of investments, other than temporary impairments, loss and loss adjustment expense reserves and premium estimates. Current market conditions increase the risk and complexity of the judgments in these estimates. Actual results could differ from those estimates.
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
Audit premiums are recognized when they are reliably determinable. The accrual for earned but unbilled audit premiums decreased net premiums written and premiums earned by $28 million in 2008, and increased net premiums written and premiums earned by $10 million in 2007 and $22 million in 2006.
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
Investment funds are carried under the “equity method of accounting”, whereby the Company reports its share of the income or loss from such investments as net investment income. The Company’s share of the earnings of investment funds is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company’s financial statements.
Loans receivable represent commercial real estate mortgage loans and bank loans and are carried at amortized cost.

Fair value is generally determined based on either quoted market prices. For publicly traded securities for which quoted prices are unavailable, the Company determines fair value based on independent broker quotations and other observable market data. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial data, projections and business developments of the issuer and other relevant information.
Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale. The cost of securities is adjusted where appropriate to include a provision for decline in value which is considered to be other than temporary. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in market value and where the Company does not expect the fair value to recover prior to the time of sale or maturity. Since equity securities do not have a contractual cash flow at maturity, the Company considers whether the price of an equity security is expected to recover within a reasonable period of time. The Company uses the specific identification method where possible, and the first-in, first-out method in other instances, to determine the cost of securities sold. Realized gains or losses, including any provision for decline in value, are included in the statement of income.
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
(G) Reserves for losses and loss expenses
Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed by the Company; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the statement of income in the period in which they are determined. The Company discounts its reserves for excess and assumed workers’ compensation claims using a risk-free or statutory rate. (See Note 11 of Notes to Consolidated Financial Statements.)
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
(I) Deposit accounting
Contracts that do not meet the risk transfer provisions of FAS 113, “Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts,” are accounted for using the deposit accounting method. Under this method, an asset or liability is recognized at the inception of the contract based on consideration paid or received. The amount of the deposit asset or liability is adjusted at subsequent reporting dates using the interest method with a corresponding credit or charge to interest income or expense. Deposit liabilities for assumed reinsurance contracts were $45 million and $48 million at December 31, 2008 and 2007, respectively.
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
(L) Real estate, furniture and equipment
Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $37,843,000, $32,766,000 and $29,614,000 for 2008, 2007 and 2006, respectively.
(M) Comprehensive income
Comprehensive income encompasses all changes in stockholders’ equity (except those arising from transactions with stockholders) and includes net income, net unrealized holding gains or losses on available for sale securities, unrealized foreign currency translation adjustments and changes in unrecognized pension obligations.
(N) Goodwill and other intangible assets
Goodwill and other intangibles assets are tested for impairment on an annual basis. The Company’s impairment test as of December 31, 2008 indicated that there were no impairment losses related to goodwill and other intangible assets.
(O) Stock options
The costs resulting from all share-based payment transactions with employees are recognized in the financial statements using a fair-value-based measurement method.
(P) Statement of cash flows
Interest payments were $84,284,000, $81,291,000 and $93,580,000 in 2008, 2007 and 2006, respectively. Income taxes paid were $181,948,000, $288,763,000 and $295,823,000 in 2008, 2007 and 2006, respectively. Other non-cash items include acquisitions and dispositions, unrealized investment gains and losses and pension expense. (See Note 2, Note 8 and Note 23 of Notes to Consolidated Financial Statements.)

(Q) Change in accounting
The Company adopted FASB Interpretation 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes” effective January 1, 2007. The adoption of FIN 48 had no impact on the Company’s financial condition or results of operations. The Company believes there are no tax positions that would require disclosure under FIN 48.
In the fourth quarter of 2008, the Company changed its method of accounting for cash distributions received in excess of the carrying value of an equity method investment provided that the Company is not liable for the obligations of the investee nor otherwise committed to provide financial support. Previously such distributions were reported as a deferred credit and recognized in earnings upon disposal of the Company’s interest in the investee. Under the new method, such distributions are recognized as a realized gain upon receipt. The Company believes that the newly adopted accounting principle is preferable because it better reflects the economics of the transaction. The Company received cash distributions in excess of the carrying value of an investment in 2007, and the accounting change was applied retrospectively to the 2007 financial statements. Adjustments made to the 2007 financial statements as a result of the accounting change were as follows:         .

	2007	2007
	As	As
(Dollars in thousands, except per share amounts)	reported	restated

Selected income statement line items:
Realized investment gains	$14,938	$49,696
Total revenues	5,553,639	5,588,397
Income before income taxes and minority interest	1,057,634	1,092,392
Income tax expense	310,905	323,070
Net income	743,646	766,239

Earnings per share:
Basic	3.94	4.05
Diluted	3.78	3.90

Selected balance sheet line items:
Deferred federal income taxes	$186,669	$174,504
Total assets	16,832,170	16,820,005
Other liabilities	761,690	726,932
Total liabilities	13,226,899	13,192,141
Retained earnings	3,248,762	3,271,355
Stockholders’ equity	3,569,775	3,592,368
(R) Recent accounting pronouncements
In December 2007, the FASB issued FAS 141r (revised 2007), “Business Combinations,” and FAS 160, “Noncontrolling Interests in Consolidated Financial Statements.” These standards, which are effective for 2009, will simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. The Company does not expect the adoption of FAS 141 and 160 to have a material impact on the Company’s financial condition or results of operations.
(2) Acquisitions and Dispositions
In 2008, the Company acquired the following companies for a total cost of $55 million, which was paid primarily in cash.
•	Summit Aviation, Inc., a fixed based operator located in Middletown, Delaware.

•	Remaining 20% interest in W. R. Berkley Insurance (Europe), Limited.
In 2007, the Company acquired the following companies for a total cost of $98 million, which was paid primarily in cash.
•	Atlantic Aero Holdings, Inc., a fixed base operator located in Greensboro, North Carolina.

•	Western Acquisition Corp., a fixed base operator located in Boise, Idaho.

•	Berkley Life and Health Insurance Company (formerly known as Investors Guaranty Life Insurance Company), an inactive, widely licensed life insurance company.

•	CGH Insurance Group, Inc., the owner of American Mining Insurance Company.

The following table summarizes the estimated fair value of net assets acquired and liabilities assumed at the date of acquisition. The Company has not completed the purchase price allocation for the 2008 acquisitions; as such, the amounts presented below are subject to refinement.

(Dollars in thousands)	2008	2007

Investments	$—	$66,358
Cash and cash equivalents	6,112	48,114
Receivables and other assets	—	27,018
Real estate, furniture and equipment	16,541	23,387
Deferred policy acquisition costs	—	345
Deferred federal income taxes	(4,815)	677
Intangible assets	3,658	11,068
Goodwill	6,229	34,395
Other assets	3,696	20,918

Total assets acquired	$31,421	$232,280

Reserve for losses and loss expenses	(1,570)	89,906
Unearned premiums	—	1,977
Other liabilities	8,428	28,426
Debt	—	13,695

Total liabilities assumed	$6,858	$134,004

Minority interest	(30,444)	—
Net assets acquired	$55,007	$98,276

The weighted average useful life of the intangible assets acquired in 2008 and 2007 was 10 years and 4 years, respectively. Approximately $25 million of the 2007 goodwill is expected to be deductible for tax purposes, none of the 2008 goodwill is expected to be deductible for tax purposes.
In March 2007, the Company sold its interest in Berkley International Philippines, Inc. and its subsidiaries (“BIPI”) for $25 million. The Company reported a pre-tax realized gain of $2 million from the sale of BIPI. BIPI’s revenues were $21 million and $14 million in 2006 and 2005, respectively, and its pre-tax earnings were $4.5 million and $0.5 million in 2006 and 2005, respectively.
(3) Investments in Fixed Maturity Securities
At December 31, 2008 and 2007, investments in fixed maturity securities were as follows:

(Dollars in thousands)		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Carrying
Type of Investment	Cost	Gains	Losses	Value	Value

December 31, 2008
Held to maturity:
State and municipal	$68,876	$742	$(3,693)	$65,925	$68,876
Mortgage-backed securities	50,039	4,390	—	54,429	50,039
Corporate	4,993	301	—	5,294	4,993

Total held to maturity	123,908	5,433	(3,693)	125,648	123,908

Available for sale:
United States government and government agency	1,083,677	46,713	(3,706)	1,126,684	1,126,684
State and municipal	5,591,712	136,804	(136,751)	5,591,765	5,591,765
Mortgage-backed securities	1,707,471	27,747	(103,798)	1,631,420	1,631,420
Corporate	1,095,414	9,398	(136,332)	968,480	968,480
Foreign	238,877	12,283	(3,521)	247,639	247,639

Total available for sale	9,717,151	232,945	(384,108)	9,565,988	9,565,988

Total investment in fixed maturity securities	$9,841,059	$238,378	$(387,801)	$9,691,636	$9,689,896

December 31, 2007
Held to maturity:
State and municipal	$68,997	$8,814	$(44)	$77,767	$68,997
Mortgage-backed securities	56,121	2,735	(20)	58,836	56,121
Corporate	4,993	630	—	5,623	4,993

Total held to maturity	130,111	12,179	(64)	142,226	130,111

Available for sale:
United States government and government agency	1,449,147	25,768	(1,149)	1,473,766	1,473,766
State and municipal	5,100,193	78,803	(12,475)	5,166,521	5,166,521
Mortgage-backed securities	1,691,017	14,782	(9,262)	1,696,537	1,696,537
Corporate	1,046,038	8,864	(9,346)	1,045,556	1,045,556

(Dollars in thousands)		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Carrying
Type of Investment	Cost	Gains	Losses	Value	Value

Foreign	316,589	12,202	(991)	327,800	327,800

Total available for sale	9,602,984	140,419	(33,223)	9,710,180	9,710,180

Total investment in fixed maturity securities	$9,733,095	$152,598	$(33,287)	$9,852,406	$9,840,291

The amortized cost and fair value of fixed maturity securities at December 31, 2008, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

(Dollars in thousands)	Amortized
	Cost	Fair Value

Due in one year or less	$306,680	$312,383
Due after one year through five years	2,176,852	2,221,988
Due after five years through ten years	2,909,193	2,893,951
Due after ten years	2,690,824	2,577,465
Mortgage-backed securities	1,757,510	1,685,849

Total	$9,841,059	$9,691,636

At December 31, 2008 and 2007, there were no investments, other than investments in United States government and government agency securities, which exceeded 10% of stockholders’ equity. At December 31, 2008, investments with a carrying value of $97 million were on deposit in trust accounts established as security for reinsurance clients, investments with a carrying value of $68 million were on deposit with Lloyd’s in support of the Company’s underwriting activities at Lloyd’s, investments with a carrying value of $650 million were on deposit with state insurance departments and investments with a carrying value of $56 million were held on deposit in trust accounts as security for letters of credit issued in support of the Company’s reinsurance operations.
(4) Investments in Equity Securities Available for Sale
At December 31, 2008 and 2007, investments in equity securities were as follows:

(Dollars in thousands)		Gross	Gross
		Unrealized	Unrealized	Fair	Carrying
Type of Investment	Cost	Gains	Losses	Value	Value

December 31, 2008
Common stocks	$39,343	$49,333	$(7,833)	$80,843	$80,843
Preferred stocks	399,451	95	(96,639)	302,907	302,907

Total	$438,794	$49,428	$(104,472)	$383,750	$383,750

December 31, 2007
Common stocks	$93,425	$54,079	$—	$147,504	$147,504
Preferred stocks	677,848	2,571	(101,361)	579,058	579,058

Total	$771,273	$56,650	$(101,361)	$726,562	$726,562

(5) Arbitrage Trading Account and Arbitrage Funds
At December 31, 2008 and 2007, the fair value and carrying value of the arbitrage trading account and arbitrage funds and related assets and liabilities were as follows:

(Dollars in thousands)	2008	2007

Arbitrage trading account	$119,485	$301,786
Investment in arbitrage funds	73,435	210,740

Related assets and liabilities:
Receivables from brokers	$128,883	$409,926
Securities sold but not yet purchased	(23,050)	(67,139)

The primary focus of the trading account is merger arbitrage, convertible arbitrage and relative value arbitrage. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differentials between these securities and their underlying equities. Relative value arbitrage is the business of investing primarily in equity securities with the goal of capitalizing on perceived differences in fundamental values between pairs of companies in similar industries. Arbitrage investing differs from other types of investing in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general financial market conditions.
The Company uses put options, call options and swap contracts in order to mitigate the impact of potential changes in market conditions on the merger arbitrage trading account. These options and contracts are reported at fair value. As of December 31, 2008, the fair value of long option contracts outstanding was $2,257,000 (notional amount of $46,973,000) and the fair value of short option contracts outstanding was $952,000 (notional amount of $53,342,000). Other than with respect to the use of these trading account securities, the Company does not make use of derivatives.
(6) Investment Funds
Investment funds include the following:

	Carrying Value		Income (Loss)
	as of December 31,		from Investment Funds
(Dollars in thousands)	2008	2007	2008	2007	2006

Real estate	$291,947	$294,446	$(42,490)	$25,007	$23,421
Kiln Ltd	—	108,722	10,697	16,052	15,883
Energy	94,736	41,085	30,785	1,323	2,014
Other	108,850	101,684	(2,545)	(4,108)	(4,173)

Total	$495,533	$545,937	$(3,553)	$38,274	$37,145

In March 2008, the Company sold its 20.1% interest in Kiln Ltd for $174 million and reported a realized gain of $70 million.
(7) Investment Income
Investment income consists of the following:

(Dollars in thousands)	2008	2007	2006

Investment income earned on:
Fixed maturity securities, including cash	$497,549	$500,378	$441,421
Equity securities available for sale	38,144	57,502	35,662
Arbitrage trading account (a)	6,032	80,253	74,551

Gross investment income	541,725	638,133	551,634
Investment expense	(4,692)	(3,747)	(2,604)

Net investment income	$537,033	$634,386	$549,030

(a)	Investment income earned from net trading account activity includes unrealized trading losses of $334,000 in 2008 and unrealized trading gains of $2,450,000 in 2007 and $250,000 in 2006.
(8) Realized and Unrealized Investment Gains and Losses
Realized and unrealized investment gains and losses are as follows:

(Dollars in thousands)	2008	2007	2006

Realized investment gains and losses:
Fixed maturity securities:
Gains	$20,444	$4,255	$14,562
Losses	(6,458)	(5,467)	(10,250)
Equity securities available for sale	(9,377)	16,519	4,537
Sale of investment funds	72,010	34,758	—
Sale of subsidiary	—	2,302	—
Provision for other than temporary impairments	(433,550)	(2,680)	(100)
Other gains	—	9	899

Total realized investment gains (losses)	(356,931)	49,696	9,648
Income taxes	124,973	(17,462)	(2,534)

	$(231,958)	$32,234	$7,114

(Dollars in thousands)	2008	2007	2006

Change in unrealized gains and losses of available for sales securities:
Fixed maturity securities	$(258,359)	$66,237	$10,800
Equity securities available for sale	(10,333)	(167,133)	93,130
Investment funds	(33,595)	5,940	9,608
Cash and cash equivalents	76	(1)	1

Total change in unrealized gains and losses	(302,211)	(94,957)	113,539
Income taxes	107,291	26,155	(33,498)
Minority interest	207	(662)	1,174

	$(194,713)	$(69,464)	$81,215

(9) Securities in an Unrealized Loss Position
The following table summarizes all securities in an unrealized loss position at December 31, 2008 and 2007 by the length of time those securities have been continuously in an unrealized loss position (dollars in thousands):

	Less Than 12 Months		12 Months or Greater		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

December 31, 2008
U.S. government and agency	$25,031	$3,494	$8,197	$212	$33,228	$3,706
State and municipal	1,081,558	65,944	485,805	74,500	1,567,363	140,444
Mortgage-backed securities	327,563	57,032	211,762	46,766	539,325	103,798
Corporate	377,313	83,277	228,738	53,055	606,051	136,332
Foreign	17,519	3,521	—	—	17,519	3,521

Fixed maturity securities	1,828,984	213,268	934,502	174,533	2,763,486	387,801
Common stocks	5,952	7,833	—	—	5,952	7,833
Preferred stocks	123,930	44,062	109,103	52,577	233,033	96,639

Total	$1,958,866	$265,163	$1,043,605	$227,110	$3,002,471	$492,273

December 31, 2007
U.S. government and agency	$28,059	$160	$16,770	$989	$44,829	$1,149
State and municipal	439,307	6,711	517,768	5,808	957,075	12,519
Mortgage-backed securities	212,769	3,040	488,392	6,242	701,161	9,282
Corporate	169,732	4,940	262,731	4,406	432,463	9,346
Foreign	57,129	985	14,807	6	71,936	991

Fixed maturity securities	906,996	15,836	1,300,468	17,451	2,207,464	33,287
Preferred stocks	465,933	94,188	39,600	7,173	505,533	101,361

Total	$1,372,929	$110,024	$1,340,068	$24,624	$2,712,997	$134,648

Fixed Maturity Securities — In determining whether declines in fair values of fixed maturity securities are other than temporary, management assesses the issuer’s ability to continue to meet its contractual payment obligations as they become due and whether the Company has the ability and intent to hold the investment until it recovers or matures. The Company’s assessment of its intent to hold an investment until it recovers or matures is based on conditions at the time the assessment is made, including general market conditions, the Company’s overall investment strategy and management’s view of the underlying value of an investment relative to its current price. Additionally, for certain securitized financial assets with contractual cash flows (including asset-backed securities), the Company updates its best estimate of the present value of expected cash flows over the life of the security. If management determines that the fair value of the securitized financial asset and the present value of the asset’s cash flows estimated at the current financial reporting date are less than the present value of the estimated cash flows at the date of purchase, an other-than-temporary impairment is recognized and the securitized financial asset is written down to fair value.
On March 31, 2008, the Company purchased $58 million of senior subordinated secured notes (the “Notes”) from a residential mortgage lender (the “Borrower”) in connection with a recapitalization plan. At December 31, 2008, the Notes had an amortized cost of $58 million and an estimated market value of $15 million. The market value reflects uncertainty with respect to the Borrower’s ability to restructure or refinance certain bank debt that expires on March 16, 2009. The Company believes that the expected cash flow from the Borrower’s assets significantly exceeds its debt obligations, and accordingly the Company does not consider the Notes to be other than temporarily impaired.
Other than the Notes referred to above, there were 60 fixed maturity securities for which unrealized losses were 20% or greater than amortized cost at December 31, 2008. Those securities had an aggregate unrealized loss of $172 million. The Company has evaluated these securities and believes the unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors. The Company does not consider these securities to be other than temporarily impaired.
Perpetual Preferred Securities — In assessing other than temporary impairments of perpetual preferred securities, the Company applies an impairment model similar to that used for a fixed maturity security provided there has been no evidence of deterioration in credit of the issuer. Otherwise, impairment tests for perpetual preferred securities are similar to those used for common stock.
The Company owns perpetual preferred securities issued by two U.S. banks that were rated investment grade at December 31, 2008 and were downgraded to below investment grade subsequent to year end. These securities had a carrying value of $47 million and an unrealized loss of $21 million at December 31, 2008. The rating downgrades were generally due to current and expected financial performance, asset quality problems globally and the possibility that dividends would be deferred. As a result of these downgrades, we are required to evaluate the securities for other than temporary impairment using the equity security model rather than the debt security model. Based on the duration and severity of the decline, the Company does not consider the securities to be other than temporarily impaired as of December 31, 2008.
Other than the two securities referred to above, there were 44 securities for which unrealized losses were 20% or greater than amortized cost at December 31, 2008. Those securities, which had an aggregate unrealized loss of $66 million, are primarily investment grade securities issued by banks, insurers and REITs. The Company has the ability and intent to hold these securities at least until the investment impairment is recovered. The Company believes these unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors and does not consider these securities to be other than temporarily impaired.
Common Stock — In determining whether declines in fair values of common stock are other than temporary, management assesses (1) the severity and duration of the impairment, (2) the historic and implied volatility of the security, (3) recoveries or additional declines in fair value subsequent to the balance sheet date, (4) the financial condition and near-term prospects of the issuer, (5) whether the market decline was affected by macroeconomic conditions or by specific information pertaining to an individual security and (6) the length of the forecasted recovery period.
At December 31, 2008, the Company owned a common stock of a monoline insurance company with a fair value of $6 million and an unrealized loss of $8 million. The insurer’s stock price was highly volatile in the fourth quarter of 2008, and the Company’s investment in the insurer had been in an unrealized loss position for less than two months at year-end. As of the most recent reporting date, the insurer’s book value was significantly above the average cost per share. The Company does not consider the stock to be other than temporarily impaired. There were no other common stocks in an unrealized loss position at December 31, 2008.
Because of changing economic and market conditions affecting issuers of debt and equity securities and the performance of the underlying collateral affecting certain classes of assets, it is reasonably possible that we will recognize other-than-temporary impairments in the future.
(10) Fair Value Measurements
On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”), which was issued by the Financial Accounting Standards Board in September 2006. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of FAS 157 did not have a material impact on the Company’s financial condition or results of operations.
FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs may only be used to measure fair value to the extent that observable inputs are not available.
Because many fixed income securities do not trade on a daily basis, the Company utilizes pricing models and processes which may include benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Market inputs used to evaluate securities include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Quoted prices are often unavailable for recently issued securities, securities that are infrequently traded or securities that are only traded in private transactions. For publicly traded securities for which quoted prices are unavailable, the Company determines fair value based on independent broker quotations and other observable market data. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial data, projections and business developments of the issuer and other relevant information.
The following table presents the assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 by Level (dollars in thousands):

	Total	Level 1	Level 2	Level 3
Assets:
Fixed maturity securities available for sale	$9,565,988	$—	$9,417,349	$148,639
Equity securities available for sale	383,750	19,829	254,701	109,220
Arbitrage trading account	119,485	115,723	3,409	353

Total assets	$10,069,223	$135,552	$9,675,459	$258,212

Liabilities:
Securities sold but not yet purchased	$23,050	$23,050	$—	$—

The following table summarizes changes in Level 3 assets (dollars in thousands):

			Equity
			Securities	Arbitrage
		Fixed	Available	Trading
	Total	Maturities	for Sale	Account
Balance as of January 1, 2008	$90,918	$23,725	$62,911	$4,282
Realized and unrealized gains and losses:
Included in earnings	(7,202)	(5,975)	(1,227)	—
Included in other comprehensive loss	892	(5,753)	6,645	—
Purchases, sales and maturities, net	42,503	5,894	40,891	(4,282)
Transfer in of securities for which observable inputs are no longer available	131,101	130,748	—	353

Balance as of December 31, 2008	$258,212	$148,639	$109,220	$353

(11) Reserves for Losses and Loss Expenses
The table below provides a reconciliation of the beginning and ending reserve balances:

(Dollars in thousands)	2008	2007	2006

Net reserves at beginning of year	$7,822,897	$6,947,597	$5,867,290

Net reserves of company acquired	—	68,392	—
Net provision for losses and loss expenses (a):
Claims occurring during the current year (b)	2,829,830	2,837,647	2,791,500
(Decrease)/Increase in estimates for claims occurring in prior years (c)	(195,710)	(105,879)	26,663
Loss reserve discount accretion	54,494	46,808	39,507

	2,688,614	2,778,576	2,857,670

Net payments for claims:
Current year	644,213	538,364	456,073
Prior years	1,744,712	1,433,304	1,321,290

	2,388,925	1,971,668	1,777,363

Net reserves at end of year	8,122,586	7,822,897	6,947,597
Ceded reserves at end of year	877,010	855,137	836,672

Gross reserves at end of year	$8,999,596	$8,678,034	$7,784,269

(a)	Net provision for loss and loss expenses excludes $47, $1,002, and $6,828, in 2008, 2007 and 2006, respectively, relating to the policyholder benefits incurred on life insurance that are included in the statement of income.

(b)	Claims occurring during the current year are net of loss reserve discounts of $97,698, $117,177 and $133,965 in 2008, 2007 and 2006, respectively.

(c)	The increase(decrease) in estimates for claims occurring in prior years is net of loss reserve discounts of $15,556, $17,736 and $29,940 in 2008, 2007 and 2006, respectively. On an undiscounted basis, the estimates for claims occurring in prior years decreased by $180,154 and $88,143 in 2008 and 2007, respectively, and increased by $56,603 in 2006.
For the year ended December 31, 2008, the Company reported losses and loss expenses of $2,689 million. Estimates for claims occurring in prior years decreased by $196 million. On an accident year basis, the change in prior year reserves is comprised of an increase in estimates for claims occurring in accident years 2002 and prior of $81 million and a decrease in estimates for claims occurring in accident years 2003 through 2007 of $277 million. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.
By segment, prior year reserves decreased by $108 million for specialty, $40 million for alternative markets, $26 million for regional, $12 million for reinsurance and $10 million for international. For primary business lines, prior year reserves decreased by $125 million for general liability, $36 million for workers’ compensation, $16 million for commercial automobile and $7 million for property. The decrease in prior year reserves for general liability reflects the favorable loss reserve trends for excess and surplus lines for accident years 2003 through 2007.
Environmental and asbestos — To date, known environmental and asbestos claims have not had a material impact on the Company’s operations. These claims have not materially impacted the Company because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental and asbestos exposures.

The Company’s net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $39,646,000 and $41,590,000 at December 31, 2008 and 2007, respectively. The Company’s gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $56,957,000 and $60,836,000 at December 31, 2008 and 2007, respectively. Net incurred losses and loss expenses for reported asbestos and environmental claims were approximately $440,000, $7,029,000, and $3,000,000 in 2008, 2007 and 2006, respectively. Net paid losses and loss expenses for asbestos and environmental claims were approximately $2,384,000, $2,912,000 and $2,980,000 in 2008, 2007 and 2006, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.
Discounting — The Company discounts its liabilities for excess and assumed workers’ compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company’s loss payout experience. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. These discount rates range from 3.1% to 6.5% with a weighted average discount rate of 4.6%. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.5%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $846,748,000, $787,988,000 and $699,883,000 at December 31, 2008, 2007 and 2006, respectively. The increase in the aggregate discount from 2007 to 2008 and from 2006 to 2007 resulted from the increase in excess and assumed workers’ compensation gross reserves.
(12) Reinsurance
          The following is a summary of reinsurance financial information:

(Dollars in thousands)	2008	2007	2006

Written premiums:
Direct	$3,898,488	$4,173,856	$4,208,893
Assumed	621,638	879,374	1,068,021
Ceded	(486,227)	(477,241)	(457,921)

Total net written premiums	$4,033,899	$4,575,989	$4,818,993

Earned premiums:
Direct	$4,075,360	$4,202,673	$4,124,131
Assumed	704,555	933,169	1,037,806
Ceded	(490,335)	(472,141)	(469,315)

Total net earned premiums	$4,289,580	$4,663,701	$4,692,622

Ceded losses incurred	$295,179	$263,072	$276,347

The Company reinsures a portion of its exposures principally to reduce its net liability on individual risks and to protect against catastrophic losses. Estimated amounts due from reinsurers are reported net of reserves for uncollectible reinsurance of $4,895,000, $2,859,000 and $2,531,000 as of December 31, 2008, 2007 and 2006, respectively.
(13) Senior Notes and Other Debt
          Senior notes and other debt consist of the following (the difference between the face value and the carrying value is unamortized discount):

(Dollars in thousands)			2008		2007
Description	Rate	Maturity	Face Value	Carrying Value	Carrying Value

Senior notes	9.875%	May 15, 2008	$—	$—	$88,638
Subsidiary debt	Various	2009 through 2012	3,749	3,749	4,460
Senior notes	5.125%	September 30, 2010	150,000	149,451	149,130
Senior notes	5.875%	February 15, 2013	200,000	198,632	198,300
Senior notes	5.60%	May 15, 2015	200,000	198,815	198,629
Senior notes	6.15%	August 15, 2019	150,000	148,487	148,345
Senior notes	8.70%	January 1, 2022	76,503	75,829	75,803
Subsidiary debt	7.65%	June 30, 2023	—	—	11,747
Senior notes	6.25%	February 15, 2037	250,000	246,906	246,741

Total debt			$1,030,252	$1,021,869	$1,121,793

(14) Junior Subordinated Debentures
Junior subordinated debentures consist of the following (the difference between the face value and the carrying value is unamortized discount):

(Dollars in thousands)			2008		2007
Description	Rate	Maturity	Face Value	Carrying Value	Carrying Value

Company debt	6.75%	July 26, 2045	$250,000	$242,367	$242,158
Subsidiary debt	LIBOR +3.75%	March 2035	7,217	7,217	7,217

Total			$257,217	$249,584	$249,375

In 2005, the Company issued $250,000,000 aggregate principal amount of 6.75% Junior Subordinated Debentures due July 26, 2045 (the “6.75% Junior Subordinated Debentures”) to W. R. Berkley Capital Trust II (the “Trust”). The Trust simultaneously issued an equal amount of 6.75% mandatorily redeemable preferred securities (the “6.75% Trust Preferred Securities”), which are fully and unconditionally guaranteed by the Company to the extent the Trust has funds available for repayment of distributions. The 6.75% Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part upon repayment of the 6.75% Junior Subordinated Debentures at maturity, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the 6.75% Junior Subordinated Debentures by the Company upon the occurrence and continuation of certain events and (iii) in whole or in part, on or after July 26, 2010, contemporaneously with the optional prepayment by the Company of the 6.75% Junior Subordinated Debentures.
In 2007, the Company acquired CGH Insurance Group, Inc., which has $7,217,000 of outstanding subordinated debentures that mature in 2035 and are pre-payable in 2010.
(15) Income Taxes
Income tax expense consists of (dollars in thousands):

	Current	Deferred
	Expense	Benefit	Total
December 31, 2008:
Domestic	$77,650	$(63,630)	$14,020
Foreign	24,493	6,406	30,899

Total expense	$102,143	$(57,224)	$44,919

December 31, 2007:
Domestic	$313,803	$(8,227)	$305,576
Foreign	15,018	2,476	17,494

Total expense	$328,821	$(5,751)	$323,070

December 31, 2006:
Domestic	$311,924	$(34,171)	$277,753
Foreign	10,026	(1,381)	8,645

Total expense	$321,950	$(35,552)	$286,398

A reconciliation of the income tax expense and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

(Dollars in thousands)	2008	2007	2006

Computed “expected” tax expense	$108,630	$379,699	$344,666
Tax-exempt investment income	(71,614)	(67,128)	(63,358)
Change in valuation allowance	1,095	(7,604)	3,046
Other, net	6,808	18,103	2,044

Total expense	$44,919	$323,070	$286,398

At December 31, 2008 and 2007, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(Dollars in thousands)	2008	2007

Deferred tax asset
Loss reserve discounting	$178,788	$205,967
Deferred taxes on unrealized investments losses	83,324	—
Unearned premiums	118,691	137,439
Net operating loss carry forwards	2,395	1,932
Write downs for other-than-temporary impairments	80,963	3,162
Restricted stock units	25,797	17,625
Other	54,740	65,199

Gross deferred tax asset	544,698	431,324
Less valuation allowance	(3,113)	(2,018)

Deferred tax asset	541,585	429,306

Deferred tax liability
Amortization of intangibles	10,592	7,782
Deferred policy acquisition costs	129,475	150,993
Deferred taxes on unrealized investment gains	—	25,624
Other	72,101	70,403

Deferred tax liability	212,168	254,802

Net deferred tax asset	$329,417	$174,504

The Company had current income tax receivable of $76,491,000 at December 31, 2008, and a current income tax payable of $14,331,000 at December 31, 2007. At December 31, 2008, the Company had foreign net operating loss carry forwards of $6,843,000, which expire beginning in 2009. The Company has provided a valuation allowance of $887,000 on these carryforwards. In addition, the Company has a net foreign tax credit carry forward for U.S. income tax purposes in the amount of $2,226,000, which expires beginning in 2012. The Company has provided a full valuation allowance against this amount. The net change in the valuation relates primarily to these items. The statute of limitations has closed for the Company’s tax returns through December 31, 2004.
The realization of the deferred tax asset is dependent upon the Company’s ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.
(16) Dividends from Subsidiaries and Statutory Financial Information (unaudited)
The Company’s insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2009, the maximum amount of dividends which can be paid without such approval is approximately $392 million. Combined net income and policyholders’ surplus of the Company’s consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

(Dollars in thousands)	2008	2007	2006

Net income	$377,347	$767,021	$625,305
Policyholders’ surplus	$3,322,389	$3,695,106	$3,535,398

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

(17) Stockholders’ Equity
Common equity. The weighted average number of shares used in the computation of basic earnings per share was 166,956,000, 188,981,000 and 191,809,000 for 2008, 2007 and 2006, respectively. The weighted average number of shares used in the computations of diluted earnings per share was 173,454,000, 196,698,000 and 201,961,000 for 2008, 2007 and 2006, respectively. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock-based compensation plans.
Changes in shares of common stock outstanding, net of treasury shares, are as follows:

(Amounts in thousands)	2008	2007	2006

Balance, beginning of year	180,321	192,772	191,264
Shares issued	1,823	3,680	2,925
Shares repurchased	(20,677)	(16,131)	(1,417)

Balance, end of year	161,467	180,321	192,772

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
(18) Fair Value of Financial Instruments
The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as of December 31, 2008 and 2007:

(Dollars in thousands)	2008		2007
	Carrying		Carrying
	Amount	Fair value	Amount	Fair Value

Investments	$11,143,281	$11,092,707	$11,956,717	$11,963,327
Cash and cash equivalents	1,134,835	1,134,835	951,863	951,863
Junior subordinated debentures	249,584	188,717	249,375	214,058
Senior notes and other debt	1,021,869	836,914	1,121,793	1,113,705

The estimated fair value of investments is generally based on quoted market prices as of the respective reporting dates. The fair value of the senior notes and other debt and the junior subordinated debentures are based on rates available for borrowings similar to the Company’s outstanding debt as of the respective reporting dates.
(19) Lease Obligations
The Company and its subsidiaries use office space and equipment under leases expiring at various dates. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was $23,802,000, $21,438,000 and $19,348,000 for 2008, 2007 and 2006, respectively. Future minimum lease payments (without provision for sublease income) are: $23,803,000 in 2009; $21,103,000 in 2010; $17,280,000 in 2011; $13,391,000 in 2012 and $35,790,000 thereafter.
(20) Commitments, Litigation and Contingent Liabilities
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

At December 31, 2008, the Company had commitments to invest up to $253 million in certain investment funds and a subsidiary of the Company had commitments to extend credit under future loan agreements and unused lines of credit up to $3 million.
At December 31, 2008, investments with a carrying value of $97 million were on deposit in trust accounts established as security for reinsurance clients, investments with a carrying value of $68 million were on deposit with Lloyd’s in support of the Company’s underwriting activities at Lloyd’s, investments with a carrying value of $650 million were on deposit with state insurance departments and investments with a carrying value of $56 million were held on deposit in trust accounts as security for letters of credit issued in support of the Company’s reinsurance operations.
(21) Stock Incentive Plan
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
The following table summarizes stock option information:

	2008		2007		2006
	Shares	Price(a)	Shares	Price(a)	Shares	Price(a)

Outstanding at beginning of year	8,384,422	$8.84	12,088,263	$8.29	15,160,182	$7.99
Exercised	1,780,705	8.00	3,664,659	7.01	2,909,916	6.67
Canceled	37,340	9.40	39,182	11.49	162,003	9.58

Outstanding at year end	6,566,377	$9.06	8,384,422	$8.84	12,088,263	$8.29

Options exercisable at year end	6,537,403	$9.04	7,431,072	$8.55	9,494,263	$7.67

Stock available for future grant (b)	3,953,053		5,156,486		5,778,540

(a)	Weighted average exercise price.

(b)	Includes restricted stock units.
The following table summarizes information about stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
Range of		Remaining	Weighted		Average
Exercise	Number	Contractual	Average	Number	Exercise
Prices	Outstanding	Life (in years)	Price	Exercisable	Price

$0 to $5.00	1,115,045	1.25	$3.51	1,115,045	$3.51
$5.01 to $9.39	2,598,364	2.19	9.30	2,598,364	9.30
$9.40 to $17.62	2,852,968	3.37	11.01	2,823,994	10.98

Total	6,566,377	2.54	$9.06	6,537,403	$9.04

Pursuant to the Stock Incentive Plan, the Company may also issue Restricted Stock Units (RSUs) to officers of the Company and its subsidiaries. The RSUs generally vest five years from the award date and are subject to other vesting and forfeiture provisions contained in the award agreement. The following table summarizes RSU information for the three years ended December 31, 2008:

(Dollars in thousands)	2008	2007	2006

RSUs granted:
Units	1,369,500	727,250	727,950
Market value at grant date	$33,847	$21,856	$24,798

RSUs canceled:
Units	128,727	66,014	83,580
Market value at grant date	$2,213	$1,973	$3,782

RSUs outstanding at end of period:
Units (1)	4,971,231	4,738,656	4,077,420
Market value at grant date	$142,099	$110,465	$90,370

(1)	1,008,198 RSU units vested during 2008.

The market value of RSUs at the date of grant are recorded as unearned compensation, a component of stockholders’ equity, and expensed over the vesting period. Following is a summary of changes in unearned compensation for the three years ended December 31, 2008:

(Dollars in thousands)	2008	2007	2006
Unearned compensation at beginning of year	$60,108	$59,555	$53,862
RSUs granted, net of cancellations	31,634	19,883	21,016
RSUs expensed	(23,239)	(19,330)	(15,323)

Unearned compensation at end of year	$68,503	$60,108	$59,555

(22) Compensation Plans
The Company and its subsidiaries have profit sharing plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary’s profitability. Employees become eligible to participate in the profit sharing plans on the first day of the month following the first full three months in which they are employed. The plans provide that 40% of the contributions vest immediately and that the remaining 60% vest at varying percentages based upon years of service. Profit sharing expense amounted to $25,847,000, $27,241,000 and $24,864,000 for 2008, 2007 and 2006, respectively. The Company’s foreign subsidiaries provide pension benefits in accordance with local regulations. The pension expense for these foreign subsidiaries amounted to $1,474,000, $796,000 and $540,000 for 2008, 2007 and 2006 respectively.
The Company has a Long-Term Incentive Compensation Plan (“LTIP”) that provides for incentive compensation to key executives based on the growth in the Company’s book value per share. Key employees are awarded participation units (“Units”) that vest five years from the award date or upon achievement of the maximum value of the award (except for certain executive officers), whichever occurs first. In 2004, the Company awarded 100,000 Units that achieved their maximum value of $250 per Unit in 2007. Compensation expense related to the 2004 grant (net of forfeitures) was $4,495,000 and $8,015,000 in 2007 and 2006 respectively. In 2006, the Company awarded 129,000 Units with a maximum value of $250 per Unit. Compensation expense related to the 2006 grant was $3,554,000, $10,282,000 and $8,599,000 in 2008, 2007 and 2006, respectively. In 2008, the Company awarded 164,500 units with a maximum value of $250 per unit. Compensation expense related to the 2008 grant was $3,644,000 in 2008.
(23) Retirement Benefits
The Company has an unfunded noncontributory defined benefit plan that covers its chief executive officer and chairman of the board. The plan was amended on December 17, 2007 to provide that the benefits payments shall commence on the earliest of (i) January 2, 2014, (ii) the date of death or (iii) a change in control of the Company. The Company assumed a benefit commencement date of January 2, 2014 for the 2007 valuation, whereas for the 2006 valuation, the Company assumed a benefit commencement date of October 31, 2017. The discount rate used to derive the projected benefit obligation and related retirement expense was 6.95% in 2008 and 6.5% in 2007. The discount rate assumption used to determine the benefit obligation for 2008 was based on a yield curve approach. Under this approach, a weighted average yield is determined from a hypothetical portfolio of AA bonds. Following is a summary of the projected benefit obligation as of December 31, 2008 and 2007:

(Dollars in thousands)	2008	2007

Projected benefit obligation:
Beginning of year	$37,165	$28,775
Interest cost	2,416	1,753
Actuarial gain	(1,730)	(3,724)
Plan amendment	—	10,361

End of year	$37,851	$37,165

Following is a summary of the amounts recognized in accumulated other comprehensive income (loss) as of December 31, 2008 and 2007:

(Dollars in thousands)	2008	2007

Net actuarial loss	$846	$12,937
Prior service cost	21,106	13,768

Net pension asset	$21,952	$26,705

The components of net periodic pension benefit cost are as follows:

(Dollars in thousands)	2008	2007	2006

Components of net periodic benefit cost:
Interest cost	$2,416	$1,753	$1,640
Amortization of unrecognized:
Prior service costs	3,023	1,267	1,266
Net actuarial loss	—	352	593

Net periodic pension cost	$5,439	$3,372	$3,499

The changes in plan assets and projected benefit obligation recognized in other comprehensive income (loss) are as follows:

(Dollars in thousands)	2008	2007

Changes in plan assets and projected benefit obligation:
Net actuarial gain	$(1,730)	$(3,724)
Plan amendment	—	10,361
Amortization of:
Prior service costs	(3,023)	(1,267)
Net actuarial loss	—	(352)

Total recognized in other comprehensive income (loss)	$(4,753)	$5,018

The estimated prior service cost that will be amortized from accumulated other comprehensive income (loss) into periodic benefit cost during 2009 is $3,023,000.
Effective on December 31, 2006, the Company adopted FASB Statement No. 158 (FAS 158), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” which requires an employer to recognize the over-funded or under-funded status of defined benefit plans as an asset or liability on its consolidated balance sheet. The impact of adopting FAS 158 is presented below.

	Before		After
	Application		Application
(Dollars in thousands)	of FAS 158	Adjustments	of FAS 158

Other assets	$145,669	$(15,028)	$130,641
Deferred income taxes	135,044	7,590	142,634
Other liabilities	647,938	6,658	654,596
Total stockholders’ equity	$3,349,255	$(14,096)	$3,335,159

(24) Supplemental Financial Statement Data
Other operating costs and expenses consist of the following:

(Dollars in thousands)	2008	2007	2006

Amortization of deferred policy acquisition costs	$998,539	$1,002,367	$978,029
Other underwriting expenses	305,012	328,152	289,188
Service company expenses	87,397	90,561	88,961
Other costs and expenses	84,217	109,907	92,988

Total	$1,475,165	$1,530,987	$1,449,166

(25) Industry Segments
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
Our regional segments provide commercial insurance products to customers primarily in 45 states. Key clients of this segment are small-to-mid-sized businesses and state and local governmental entities. The regional subsidiaries are organized geographically, which provides them with the flexibility to adapt to local market conditions, while enjoying the superior administrative capabilities and financial strength of the Company. The regional operations are organized geographically based on markets served.
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
Our international segment offers personal and commercial property casualty insurance in United Kingdom, Continental Europe, South America, commercial insurance and reinsurance in Australia, Canada and Hong Kong.

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

	Revenues
		Investment			Pre-tax	Net
	Earned	Income and			Income	Income
(Dollars in thousands)	Premiums	Funds	Other	Total	(Loss)	(Loss)

December 31, 2008:
Specialty	$1,618,915	$188,120	$3,778	$1,810,813	$375,429	$271,156
Regional	1,237,258	80,538	—	1,317,796	108,719	82,281
Alternative markets	626,858	105,674	99,090	831,622	201,879	146,460
Reinsurance	519,717	116,046	—	635,763	117,946	93,399
International	286,832	35,184	—	322,016	52,943	36,162
Corporate, other and eliminations (1)	—	7,918	139,811	147,729	(173,663)	(116,359)
Realized investment losses	—	—	(356,931)	(356,931)	(356,931)	(231,958)

Consolidated	$4,289,580	$533,480	$(114,252)	$4,708,808	$326,322	$281,141

December 31, 2007:
Specialty	$1,772,547	$233,080	$400	$2,006,027	$516,931	$359,313
Regional	1,250,914	96,886	—	1,347,800	215,228	149,587
Alternative markets	651,909	125,698	97,292	874,899	248,080	173,822
Reinsurance	740,439	153,416	—	893,855	178,302	131,238
International	247,892	36,666	—	284,558	44,457	29,386
Corporate, other and eliminations (1)	—	26,914	104,648	131,562	(160,302)	(109,341)
Realized investment gains	—	—	49,696	49,696	49,696	32,234

Consolidated	$4,663,701	$672,660	$252,036	$5,588,397	$1,092,392	$766,239

December 31, 2006:
Specialty	$1,752,507	$200,421	$—	$1,952,928	$479,105	$332,462
Regional	1,205,912	83,957	—	1,289,869	201,417	139,737
Alternative markets	658,805	114,914	104,812	878,531	291,416	201,486
Reinsurance	859,411	133,709	—	993,120	135,424	102,065
International	215,987	32,907	—	248,894	34,447	24,550
Corporate, other and eliminations (1)	—	20,267	1,574	21,841	(162,812)	(107,896)
Realized investment gains	—	—	9,648	9,648	9,648	7,114

Consolidated	$4,692,622	$586,175	$116,034	$5,394,831	$988,645	$699,518

Identifiable assets by segment are as follows (dollars in thousands):

Years Ended December 31,	2008	2007

Specialty	$5,594,747	$5,885,082
Regional	2,652,459	2,713,397
Alternative markets	3,463,508	3,261,318
Reinsurance	4,231,514	4,906,650
International	879,271	870,404
Corporate, other and eliminations (1)	(700,341)	(816,846)

Consolidated	$16,121,158	$16,820,005

(1)	Corporate, other and eliminations represent corporate revenues and expenses, realized investment gains and losses and other items that are not allocated to business segments.

Net premiums earned by major line of business are as follows (dollars in thousands):

	2008	2007	2006

Specialty
Premises operations	$596,314	$730,874	$744,351
Commercial automobile	268,438	277,170	267,091
Products liability	183,786	228,749	257,992
Property	208,534	210,791	164,784
Professional liability	155,967	155,171	158,124
Other	205,876	169,792	160,165

Total specialty	1,618,915	1,772,547	1,752,507

Regional
Commercial multiple peril	455,366	474,574	468,978
Commercial automobile	361,793	364,467	348,126
Workers’ compensation	250,770	251,774	246,151
Other	169,329	160,099	142,657

Total regional	1,237,258	1,250,914	1,205,912

Alternative Markets
Excess workers’ compensation	289,764	311,786	308,290
Primary workers’ compensation	243,571	250,628	270,193
Other	93,523	89,495	80,322

Total alternative markets	626,858	651,909	658,805

Reinsurance
Casualty	444,606	609,398	758,635
Property	75,111	131,041	100,776

Total reinsurance	519,717	740,439	859,411

International	286,832	247,892	215,987

Total	$4,289,580	$4,663,701	$4,692,622

(26) Quarterly Financial Information (unaudited)
The following is a summary of quarterly financial data (in thousands except per share data):

	Three months ended
	March 31,		June 30,		September 30,			December 31,
	2008	2007	2008	2007	2008 (b)		2007 (c)	2008	2007

Revenues	$1,375,204	$1,359,021	$1,199,139	$1,386,583	$1,055,630		$1,442,790	$1,078,835	$1,400,003
Net income (loss)	188,438	188,426	80,257	190,633	(27,880)		203,056	40,326	184,124
Net income (loss) per share (a):
Basic	1.07	.98	.48	.98	(.17	) (b)	1.09	.25	1.01
Diluted	1.03	.93	.46	.93	(.17	) (b)	1.05	.24	.97

(a)	Earnings (loss) per share (“EPS”) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters EPS does not necessarily equal the full-year EPS.

(b)	For the three months ended September 30, 2008, the anti-dilutive effects of 6,086 potential common shares outstanding were excluded from the outstanding diluted shares due to the third quarter loss.

(c)	The third quarter 2007 was restated to reflect the change in accounting. See note 1.

(27) Subsequent Event
The Company’s share of the earnings or losses of investment funds is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company’s financial statements. Subsequent to December 31, 2008, the Company received the 2008 financial statements for certain real estate and energy funds. The Company’s share of net losses reported by these funds for their 2008 fourth quarter was $111 million pre-tax, or $72 million after-tax. The Company will report this loss, together with the results for investment funds for which 2008 financial statements have not yet been received, in its income statement for the first quarter of 2009.