Form 10-K, Exhibit 13
period 2009-12-31
BERKLEY W R CORP
filed 2010-02-26
CIK 11544

Exhibit 13
FINANCIAL DATA
(Amounts in thousands, except per share data)

Years ended December 31,	2009	2008	2007	2006	2005

Net premiums written	$3,730,095	$4,033,899	$4,575,989	$4,818,993	$4,604,574
Net premiums earned	3,805,849	4,289,580	4,663,701	4,692,622	4,460,935
Net investment income	552,561	537,033	634,386	549,030	385,417
Income (losses) from investment funds	(173,553)	(3,553)	38,274	37,145	18,545
Insurance service fees	93,245	102,856	97,689	104,812	110,697
Net investment gains (losses)	(38,408)	(356,931)	49,696	9,648	17,209
Revenues from wholly-owned investees	189,347	137,280	102,846	—	—
Total revenues	4,431,178	4,708,808	5,588,397	5,394,831	4,996,839
Interest expense	87,989	84,623	88,996	92,522	85,926
Income before income taxes	382,230	326,322	1,092,392	988,645	770,537
Income tax expense	(73,150)	(44,919)	(323,070)	(286,398)	(222,521)
Noncontrolling interests	(23)	(262)	(3,083)	(2,729)	(3,124)
Net income to common stockholders	309,057	281,141	766,239	699,518	544,892
Data per common share:
Net income per basic share	1.93	1.68	4.05	3.65	2.86
Net income per diluted share	1.86	1.62	3.90	3.46	2.72
Stockholders’ equity	22.97	18.87	19.92	17.30	13.42
Cash dividends declared	0.24	0.23	0.20	0.16	0.12

Weighted average shares outstanding:
Basic	160,357	166,956	188,981	191,809	190,533
Diluted	166,574	173,454	196,698	201,961	200,426

Balance sheet data as of year end:
Investments	$13,050,238	$11,143,281	$11,956,717	$11,172,684	$9,866,389
Total assets	17,328,596	16,121,158	16,820,005	15,656,489	13,896,287
Reserves for losses and loss expenses	9,071,671	8,999,596	8,678,034	7,784,269	6,711,760
Junior subordinated debentures	249,793	249,584	249,375	241,953	450,634
Senior notes and other debt	1,345,481	1,021,869	1,121,793	869,187	967,818
Common stockholders’ equity	3,596,067	3,046,319	3,592,368	3,335,159	2,567,077

PAST PRICES OF COMMON STOCK
The common stock of the Company is traded on the New York Stock Exchange under the symbol “WRB”.

	Price Range		Dividends
			Declared
	High	Low	Per Share

2009
Fourth Quarter	$26.15	$23.30	$0.06
Third Quarter	26.26	20.82	0.06
Second Quarter	25.18	21.05	0.06
First Quarter	31.07	18.59	0.06

2008
Fourth Quarter	$31.21	$16.62	$0.06
Third Quarter	29.34	20.39	0.06
Second Quarter	29.02	24.01	0.06
First Quarter	31.26	26.39	0.05

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
     W. R. Berkley Corporation is an insurance holding company that is among the largest commercial lines writers in the United States and operates in five business segments: specialty insurance, regional property casualty insurance, alternative markets, reinsurance and international. The Company’s primary sources of revenues and earnings are its insurance operations and its investments.
     The profitability of the Company’s insurance business is affected primarily by the adequacy of premium rates. The ultimate adequacy of premium rates is not known with certainty at the time a property casualty insurance policy is issued because premiums are determined before claims are reported. The ultimate adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural and other disasters, regulatory measures and court decisions that define and change the extent of coverage and the effects of economic inflation on the amount of compensation for injuries or losses. General insurance prices are also influenced by available insurance capacity, i.e., the level of policyholders’ surplus employed in the industry, and the industry’s willingness to deploy that capital.
     Available insurance capacity has increased in recent years, increasing competition in the industry and putting downward pressure on pricing and terms and conditions. In 2007, we saw increased competition and decreased prices across most of our business segments. This trend of increased competition and decreased prices continued in 2008. These trends moderated in 2009, and we expect continued improvement in 2010. Price changes are reflected in our results over time as premiums are earned.
     The Company’s profitability is also affected by its investment income. The Company’s invested assets, which are derived from its own capital and cash flow from its insurance business, are invested principally in fixed maturity securities. The return on fixed maturity securities is affected primarily by general interest rates and the credit quality and duration of the securities. The Company also invests in equity securities, including those of financial institutions, merger arbitrage, private equity investments and real estate related investments.
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
     The risk and complexity of estimating loss reserves have increased under the current financial market conditions. It is especially difficult to estimate the impact of inflation on loss reserves given the current economic environment and related government actions. Whereas a slowing economy would generally lead to lower inflation or even deflation, increased government spending would generally lead to higher inflation. A change in our assumptions regarding inflation would result in reserve increases or decreases that would be reflected in our operations in periods in which such assumptions are changed.
     Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claim administration will cost. While the methods for establishing reserves are well tested over time, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management’s assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors, including the actions of third parties which are beyond the Company’s control. These variables are affected by external and internal events, such as inflation and economic volatility, judicial and litigation trends, reinsurance coverage, legislative changes and claim handling and reserving practices, which make it more difficult to accurately predict claim costs. The inherent uncertainties of estimating reserves are greater for certain types of liabilities where long periods of time elapse before a definitive determination of liability is made. Because setting reserves is inherently uncertain, the Company cannot assure that its current reserves will prove adequate in light of subsequent events.
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
     Another factor affecting estimates of loss frequency and severity is the loss reporting lag, which is the period of time between the occurrence of a loss and the date the loss is reported to the Company. The length of the loss reporting lag affects our ability to accurately predict loss frequency (loss frequencies are more predictable for lines with short reporting lags) as well as the amount of reserves needed for incurred but not reported losses (less IBNR is required for lines with short reporting lags). As a result, loss reserves for lines with short reporting lags are likely to have less variation from initial loss estimates. For lines with short reporting lags, which include commercial automobile, primary workers’ compensation, other liability (claims-made) and property business, the key assumption is the loss emergence pattern used to project ultimate loss estimates from known losses paid or reported to date. For lines of business with long reporting lags, which include other liability (occurrence), products liability, excess workers’ compensation and liability reinsurance, the key assumption is the expected loss ratio since there is often little paid or incurred loss data to consider. Historically, the Company has experienced less variation from its initial loss estimates for lines of businesses with short reporting lags than for lines of business with long reporting lags.
     The key assumptions used in calculating the most recent estimate of the loss reserves are reviewed each quarter and adjusted, to the extent necessary, to reflect historical changes, current trends and other factors observed. If the actual level of loss frequency and severity are higher or lower than expected, the ultimate losses will be different than management’s estimate. The following table reflects the impact of changes (which could be favorable or unfavorable) in frequency and severity on our loss estimate for claims occurring in 2009 (dollars in thousands):

	Frequency (+/-)
Severity (+/-)	1%	5%	10%

1%	50,629	152,390	279,592
5%	152,390	258,182	390,422
10%	279,592	390,422	528,958

     Our net reserves for losses and loss expenses of $8.1 billion as of December 31, 2009 relate to multiple accident years. Therefore, the impact of changes in frequency or severity for more than one accident year could be higher or lower than the amounts reflected above.
     Approximately $1.7 billion, or 21%, of the Company’s net loss reserves as of December 31, 2009 relate to assumed reinsurance business. There is a higher degree of uncertainty and greater variability regarding estimates of assumed loss reserves because those estimates are based, in part, upon information received from ceding companies. If information received from ceding companies is not timely or correct, the Company’s estimate of ultimate losses may not be accurate. Furthermore, due to delayed reporting of claim information by ceding companies, the claim settlement tail for assumed reinsurance is extended. Management considers the impact of delayed reporting in its selection of assumed loss development factors.
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

     Following is a summary of the Company’s reserves for losses and loss expenses by business segment as of December 31, 2009 and 2008 (dollars in thousands):

	2009	2008

Specialty	$2,972,562	$2,973,824
Regional	1,341,451	1,329,697
Alternative markets	1,771,114	1,691,678
Reinsurance	1,699,052	1,842,848
International	363,603	284,539

Net reserves for losses and loss expenses	8,147,782	8,122,586
Ceded reserves for losses and loss expenses	923,889	877,010

Gross reserves for losses and loss expenses	$9,071,671	$8,999,596

     Following is a summary of the Company’s net reserves for losses and loss expenses by major line of business as of December 31, 2009 and 2008 (dollars in thousands):

	Reported Case	Incurred But
	Reserves	Not Reported	Total
December 31, 2009
General liability	$845,889	$2,159,611	$3,005,500
Workers’ compensation	1,094,800	1,019,552	2,114,352
Commercial automobile	393,534	196,060	589,594
International	145,807	217,796	363,603
Other	143,336	232,345	375,681

Total primary	2,623,366	3,825,364	6,448,730
Reinsurance	688,593	1,010,459	1,699,052

Total	$3,311,959	$4,835,823	$8,147,782

December 31, 2008
General liability	$800,059	$2,227,257	$3,027,316
Workers’ compensation	988,714	1,014,524	2,003,238
Commercial automobile	393,035	210,562	603,597
International	129,351	155,188	284,539
Other	145,010	216,038	361,048

Total primary	2,456,169	3,823,569	6,279,738
Reinsurance	770,247	1,072,601	1,842,848

Total	$3,226,416	$4,896,170	$8,122,586

     The following table presents favorable development in our estimate of claims occurring in prior years for the years ended December 31 (dollars in thousands):

	2009	2008

Specialty	$75,501	$108,497
Regional	52,294	25,530
Alternative markets	49,346	39,674
Reinsurance	49,040	12,440
International	7,827	9,569

Total development	234,008	195,710

Premium offsets (1)
Specialty	(6,598)	—
Alternative markets	(4,174)	—
Reinsurance	(33,036)	—

Net development	$190,200	$195,710

(1)	Represents portion of favorable reserve development that was offset by a reduction in earned premiums.
     For the year ended December 31, 2009, estimates for claims occurring in prior years decreased by $234 million before premium offsets and by $190 million net of premium offsets. On an accident year basis, the change in prior year reserves for 2009 is comprised of an increase in estimates for claims occurring in accident years 2002 and prior of $44 million and a decrease in estimates for claims occurring in accident years 2003 through 2008 of $278 million. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.
     Specialty — The majority of the favorable reserve development for the specialty segment during calendar years 2009 and 2008 was associated with excess and surplus (“E&S”) business. E&S insurers are free from rate and form regulation and generally charge higher rates for business than those that are charged in the “standard” market. The favorable development for the E&S business was primarily caused by lower claim frequency trends between 2003 and 2006. Claim frequency (i.e., the number of reported claims per unit of exposure) declined 7.6% in 2003, 10.4% in 2004, 4.6% in 2005 and 5.7% in 2006. These trends were lower than the trends that had been assumed in the reserve estimates made as of December 31, 2007 and 2008. This resulted in favorable reserve development in 2008 and 2009 as those assumptions were revised. One reason for the lower than expected number of claims was the Company’s introduction of more restrictive policy language which included additional exclusions that eliminated claims that would have previously been covered, particularly for the Company’s building contractor business. In addition, as standard carriers tightened their underwriting criteria, the Company benefited from an influx of accounts from the standard market to the E&S market during these years. The more restrictive policy language and the influx of standard market business resulted in an improved risk profile within the E&S business and a reduction in loss costs that was greater than expected. The favorable E&S development was partially offset by adverse development in commercial transportation.
     For 2009, specialty reserve development (before premium offsets) includes favorable reserve development of $2 million, $9 million, $23 million, $35 million and $28 million for accident years 2003 through 2007, respectively, and unfavorable reserve development of $21 million in years prior to 2003. For 2008, specialty reserve development (before premium offsets) includes favorable reserve development of $11 million, $21 million, $8 million, $42 million and $46 million for accident years 2003 through 2007, respectively, partially offset by unfavorable reserve development of $20 million in years prior to 2003.
     Alternative Markets — The favorable reserve development for the alternative markets segment during 2009 and 2008 was primarily related to workers’ compensation business written in California and to medical excess business. From 2003 to 2005, the State of California enacted various legislative reforms whose impact on workers’ compensation costs was uncertain at the time. As actual claims data have emerged, and interpretation of the reforms through case law has evolved, it has become clear that the impact of the reforms was greater than initially expected, resulting in favorable reserve development.

     The Company began its excess medical business in 2002, and its initial loss estimates were based primarily on industry data and benchmarks. As the Company’s excess medical business has matured, the Company has been able to use its own database and experience to estimate loss reserves. The Company’s database and experience indicate that losses are likely to be lower than was expected when loss reserves were initially established. The favorable reserve development in 2009 resulted from a continuation of those trends.
     Regional — The favorable reserve development for the regional segment during 2009 was driven primarily by the other liability and commercial automobile lines of business. The favorable reserve development for other liability was primarily related to umbrella business (excess liability coverage above their primary policy limits). Following a comprehensive review of its own umbrella experience in 2009, the Company modified its claims development pattern to reflect its own experience rather than industry data. This shortened the claim development pattern resulting in favorable reserve development. The favorable reserve development for commercial automobile business during 2009 resulted from a reduction in claim frequency. The Company believes the lower claim frequency was related in part to a reduction in miles driven by insured vehicles as a result of the economic downturn.
     Loss Reserve Discount — The Company discounts its liabilities for excess and assumed workers’ compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company’s loss payout experience. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. As of December 31, 2009, these discount rates ranged from 2.7% to 6.5%, with a weighted average discount rate of 4.4%. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.7%. The aggregate net discount, after reflecting the effects of ceded reinsurance, was $877 million and $847 million as of December 31, 2009 and 2008, respectively.
     Assumed Reinsurance Premiums. The Company estimates the amount of assumed reinsurance premiums that it will receive under treaty reinsurance agreements at the inception of the contracts. These premium estimates are revised as the actual amount of assumed premiums is reported to the Company by the ceding companies. As estimates of assumed premiums are made or revised, the related amount of earned premium, commissions and incurred losses associated with those premiums are recorded. Estimated assumed premiums receivable were approximately $53 million and $49 million at December 31, 2009 and 2008, respectively. The assumed premium estimates are based upon terms set forth in the reinsurance agreement, information received from ceding companies during the underwriting and negotiation of the agreement, reports received from ceding companies and discussions and correspondence with reinsurance intermediaries. The Company also considers its own view of market conditions, economic trends and experience with similar lines of business. These premium estimates represent management’s best estimate of the ultimate amount of premiums to be received under its assumed reinsurance agreements.
     Other-Than-Temporary Impairments (OTTI) of Investments. The cost of securities is adjusted where appropriate to include a provision for decline in value which is considered to be other-than-temporary. An other-than- temporary decline is considered to occur in investments where there has been a sustained reduction in market value and where the Company does not expect the fair value to recover prior to the time of sale or maturity. Since equity securities do not have a contractual cash flow at maturity, the Company considers whether the price of an equity security is expected to recover within a reasonable period of time.
     The Company classifies its fixed maturity securities and preferred stocks by credit rating, primarily based on ratings assigned by credit rating agencies. For purposes of classifying securities with different ratings, the Company uses the lower rating if two ratings were assigned and the middle rating if three ratings were assigned, unless the Company’s own analysis indicates that the lower rating is more appropriate. Securities that are not rated by a rating agency are evaluated and classified by the Company on a case-by-case basis. Unrated securities with an aggregate fair value of $10 million were classified as investment grade at December 31, 2009.
     Fixed Maturity Securities – For securities that we intend to sell or, more likely than not, would be required to sell, a decline in value below amortized cost is considered to be OTTI. The amount of OTTI is equal to the difference between amortized cost and fair value at the balance sheet date. For securities that we do not intend to sell or expect to be required to sell, a decline in value below amortized cost is considered to be an OTTI if we do not expect to recover the entire amortized cost basis of a security (i.e., the present value of cash flows expected to be collected is less than the amortized cost basis of the security). The portion of the decline in value considered to be a credit loss (i.e., the difference between the present value of cash flows expected to be collected and the amortized cost basis of the security) is recognized in earnings. The portion of the decline in value not considered to be a credit loss (i.e., the difference in the present value of cash flows expected to be collected and the fair value of the security) is recognized in other comprehensive income.
     Impairment assessments for structured securities, including mortgage-backed securities and asset-backed securities, collateralized debt obligations and corporate debt, are generally evaluated based on the performance of the underlying collateral under various economic and default scenarios that may involve subjective judgments and estimates by management. Modeling these securities involves various factors, such as projected default rates, the nature and realizable value of the collateral, the ability of the issuer to make scheduled payments, historical performance and other relevant economic and performance factors. If an OTTI determination is made, a discounted cash flow analysis is used to ascertain the amount of the credit impairment.
     The following table provides a summary of all fixed maturity securities as of December 31, 2009 by the length of time those securities have been continuously in an unrealized loss position (dollars in thousands):

			Gross
	Number of	Aggregate	Unrealized
	Securities	Fair Value	Loss

Unrealized loss less than 20% of amortized cost	234	$2,079,664	$84,211

Unrealized loss of 20% or greater:
Less than six months	4	36,275	9,556
Six months to less than nine	—	—	—
Nine months to less than twelve	—	—	—
Twelve months	11	117,820	44,629

Total	249	$2,233,759	$138,396

     A summary of the Company’s non-investment grade fixed maturity securities that were in an unrealized loss position at December 31, 2009 is presented in the table below (dollars in thousands):

			Gross
	Number of	Aggregate	Unrealized
	Securities	Fair Value	Loss

Mortgage-backed securities	15	$92,298	$24,457
Corporate	9	40,804	5,804
State and municipal	5	36,848	4,586
Foreign bonds	1	485	38

Total	30	$170,435	$34,885

     One of the securities in the above table has an unrealized loss position greater than $5 million. That investment is a commercial mortgage-backed security with a fair value of $26 million and an unrealized loss of $11 million. The investment is secured by 99 properties comprising approximately 30 million square feet of office space located primarily in Boston, Northern California and Los Angeles. The current debt maturity of February 2011 can be extended at the borrower’s option through February 2012 provided that there is no continuing default and that the borrower provides interest protection for LIBOR above 6 1/2%. The Company believes the amount of outstanding debt for the Company’s debt layer and all debt layers senior to the Company’s debt layer to be below the current market values for the underlying properties. Based on the portfolio’s stable performance (e.g., occupancy rates, lease terms and debt service coverage) and on there being substantial subordinate capital, the Company does not consider the investment to be OTTI.
     The Company has evaluated its fixed maturity securities in an unrealized loss position and believes the unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors. None of these securities are delinquent or in default on financial covenants. Based on its assessment of these issuers, the Company expects them to continue to meet their contractual payment obligations as they become due and does not consider any of these securities to be OTTI.

     Preferred Stocks – At December 31, 2009, there were 36 preferred stocks in an unrealized loss position, with an aggregate fair value of $174 million and a gross unrealized loss of $13 million. None of the securities had an unrealized loss of greater than 20% at December 31, 2009. One preferred stock with an aggregate fair value of $3 million and an aggregate unrealized loss of $186,000 is rated non-investment grade. The Company does not consider this investment to be OTTI.
     Common Stocks - At December 31, 2009, the Company owned three common stocks in an unrealized loss position with an aggregate fair value of $20 million and an aggregate unrealized loss of $6 million. The Company does not consider any of these investments to be OTTI.
     Loans Receivable - The Company monitors the performance of its loans receivable, including current market conditions for each loan and the ability to collect principal and interest. For loans where the Company determines it is probable that the contractual terms will not be met, an impairment is recognized and a valuation allowance is established with a charge to net realized capital losses. Loans receivable are reported net of a valuation reserve of $14 million and $1 million at December 31, 2009 and 2008, respectively.
     Fair Value Measurements. The Company’s fixed maturity and equity securities available for sale and its trading account securities are carried at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for similar assets in active markets. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs may only be used to measure fair value to the extent that observable inputs are not available. The fair value of the vast majority of the Company’s portfolio is based on observable data (other than quoted prices) and, accordingly, is classified as Level 2.
     In classifying particular financial securities in the fair value hierarchy, the Company uses its judgment to determine whether the market for a security is active and whether significant pricing inputs are observable. The Company determines the existence of an active market by assessing whether transactions occur with sufficient frequency and volume to provide reliable pricing information. The Company determines whether inputs are observable based on the use of such information by pricing services and external investment managers, the uninterrupted availability of such inputs, the need to make significant adjustments to such inputs and the volatility of such inputs over time. If the market for a security is determined to be inactive or if significant inputs used to price a security are determined to be unobservable, the security is categorized in Level 3 of the fair value hierarchy.
     Because many fixed maturity securities do not trade on a daily basis, the Company utilizes pricing models and processes which may include benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Market inputs used to evaluate securities include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Quoted prices are often unavailable for recently issued securities, securities that are infrequently traded or securities that are only traded in private transactions. For publicly traded securities for which quoted prices are unavailable, the Company determines fair value based on independent broker quotations and other observable market data. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial data, projections and business developments of the issuer and other relevant information.
     The following table summarizes pricing methods for fixed maturity securities available for sale as of December 31, 2009 (dollars in thousands):

	Carrying	Percent
	Value	of Total
Pricing source:
Independent pricing services	$10,676,367	95.5%
Syndicate manager	121,728	1.1%
Directly by the Company based on:
Observable data	292,205	2.6%
Par value	1,425	—
Cash flow model	87,313	0.8%

Total	$11,179,038	100.0%

Independent pricing services — The vast majority of the Company’s fixed maturity securities available for sale were priced by independent pricing services (generally one U.S. pricing service plus additional pricing services with respect to a limited number of foreign securities held by the Company). The prices provided by the independent pricing services are generally based on observable market data in active markets (e.g., broker quotes and prices observed for comparable securities). The determination of whether markets are active or inactive is based upon the volume and level of activity for a particular asset class. The Company conducts interviews with the pricing services to gain an understanding of how different types of securities are priced. The Company reviews the prices provided by pricing services for reasonableness based upon current trading levels for similar securities. If the prices appear unusual to the Company, they are re-examined and the value is either confirmed or revised. In addition, the Company periodically performs independent price tests of a sample of securities to ensure proper valuation and to verify our understanding of how securities are priced. As of December 31, 2009, the Company did not make any adjustments to the prices provided by the pricing services. Based upon the Company’s review of the methodologies used by the independent pricing services, these securities were classified as Level 2.
     Syndicate manager – The Company has a 15% participation in a Lloyd’s syndicate, and the Company’s share of the securities owned by the syndicate is priced by the syndicate’s manager. The majority of the securities are liquid, short duration fixed maturity securities. The Company reviews the syndicate manager’s pricing methodology and audited financial statements and holds discussions with the syndicate manager as necessary to confirm its understanding and agreement with security prices. Based upon the Company’s review of the methodologies used by the syndicate manager, these securities were classified as Level 2.
     Observable data – If independent pricing is not available, the Company prices the securities directly. Prices are based on observable market data where available, including current trading levels for similar securities and non-binding quotations from brokers. The Company generally requests two or more quotes. If more than one quote is received, the Company sets a price within the range of quotes received based on its assessment of the credibility of the quote and its own evaluation of the security. The Company generally does not adjust quotes obtained from brokers. Since these securities were priced based on observable data, they were classified as Level 2.
     Par value – Bonds that can be put to the issuer at par in the near-term are priced at par provided there are no significant concerns with the issuer’s ability to repay. These securities were classified as Level 2.
     Cash flow model – If the above methodologies are not available, the Company prices securities using a discounted cash flow model based upon assumptions as to prevailing credit spreads, interest rates and interest rate volatility, time to maturity and subordination levels. Discount rates are adjusted to reflect illiquidity where appropriate. These securities were classified as Level 3.

Results of Operations for the Years Ended December 31, 2009 and 2008
Business Segment Results
     Following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined GAAP ratios (sum of loss ratio and expense ratio) for each of our business segments for years ended December 31, 2009 and 2008. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit (dollars in thousands).

	2009	2008

Specialty
Gross premiums written	$1,464,205	$1,590,335
Net premiums written	1,260,451	1,453,778
Premiums earned	1,354,355	1,618,915
Loss ratio	61.9%	60.1%
Expense ratio	31.1%	28.4%
GAAP combined ratio	93.0%	88.5%

Regional
Gross premiums written	$1,229,786	$1,385,791
Net premiums written	1,081,100	1,211,096
Premiums earned	1,116,871	1,237,258
Loss ratio	61.4%	65.4%
Expense ratio	34.2%	32.3%
GAAP combined ratio	95.6%	97.7%

Alternative Markets
Gross premiums written	$664,749	$715,979
Net premiums written	589,637	622,185
Premiums earned	597,932	626,858
Loss ratio	63.4%	62.7%
Expense ratio	25.8%	24.2%
GAAP combined ratio	89.2%	86.9%

Reinsurance
Gross premiums written	$455,968	$458,668
Net premiums written	423,425	435,108
Premiums earned	411,511	519,717
Loss ratio	57.9%	64.7%
Expense ratio	39.1%	34.7%
GAAP combined ratio	97.0%	99.4%

International
Gross premiums written	$438,731	$369,353
Net premiums written	375,482	311,732
Premiums earned	325,180	286,832
Loss ratio	59.9%	61.7%
Expense ratio	40.2%	38.9%
GAAP combined ratio	100.1%	100.6%

Consolidated
Gross premiums written	$4,253,439	$4,520,126
Net premiums written	3,730,095	4,033,899
Premiums earned	3,805,849	4,289,580
Loss ratio	61.4%	62.7%
Expense ratio	32.8%	30.4%
GAAP combined ratio	94.2%	93.1%

     Net Income to Common Stockholders. The following table presents the Company’s net income to common stockholders and net income per diluted share for the years ended December 31, 2009 and 2008 (amounts in thousands, except per share data):

	2009	2008

Net income to common stockholders	$309,057	$281,141
Weighted average diluted shares	166,574	173,454
Net income per diluted share	$1.86	$1.62

     The Company reported net income of $309 million in 2009 compared to $281 million in 2008. The increase in net income is primarily due to a reduction in OTTI ($152 million in 2009 compared with $434 million in 2008). This was partially offset by an increase in losses from investment funds ($174 million in 2009 compared with $4 million in 2008). The number of weighted average diluted shares decreased as a result of the Company’s repurchases of its common stock in 2008 and 2009.
     Gross Premiums Written. Gross premiums written were $4.3 billion in 2009, down 6% from 2008. The decrease in gross premiums is the result of lower overall economic activity and less new business production, partially offset by higher premiums for recently started operating units. The Company has experienced increased competition and downward pressure on pricing since 2004, although the pressure moderated in 2009. Approximately 77% of business expiring in 2009 was renewed, and the average price of policies renewed in 2009 decreased 1%. Gross premiums for companies that began operations since 2006 were $538 million in 2009 compared to $308 million in 2008. A summary of gross premiums written in 2009 compared with 2008 by line of business within each business segment follows:
•	Specialty gross premiums decreased by 8% to $1,464 million in 2009 from $1,590 million in 2008. Gross premiums written decreased 40% for commercial automobile, 32% for products liability and 17% for premises operations. Gross premiums written increased 29% for professional liability and 16% for property lines.

•	Regional gross premiums decreased by 11% to $1,230 million in 2009 from $1,386 million in 2008. Gross premiums written decreased 12% for commercial automobile, 12% for workers’ compensation and 10% for commercial multiple perils. Gross premiums include assigned risk premiums, which are fully reinsured, of $66 million in 2009 and $87 million in 2008.

•	Alternative markets gross premiums decreased by 7% to $665 million in 2009 from $716 million in 2008. Gross premiums written decreased 16% for excess workers’ compensation and were unchanged for primary workers’ compensation. Gross premiums include assigned risk premiums, which are fully reinsured, of $24 million in 2009 and $41 million in 2008.

•	Reinsurance gross premiums decreased by 1% to $456 million in 2009 from $459 million in 2008. Casualty gross premiums written decreased 16% to $320 million due to increased return premiums and non-renewed accounts. Property gross premiums written increased 72% to $136 million due to two new non-catastrophe exposed property treaties.

•	International gross premiums increased by 19% to $439 million in 2009 from $369 million in 2008. The increase is primarily due to an in increase in business written in Australia and Southeast Asia and to business written by our new operating units in Lloyd’s and Canada.
     Net Premiums Earned. Premiums earned decreased 11% to $3,806 million in 2009 from $4,290 million in 2008. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2009 are related to business written during both 2009 and 2008. The 11% decrease for 2009 earned premiums reflects the underlying decline in net premiums written in 2008 and 2009.

     Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2009 and 2008 (dollars in thousands):

			Average Annualized
	Amount		Yield
	2009	2008	2009	2008

Fixed maturity securities, including cash	$495,140	$497,549	4.3%	4.5%
Arbitrage trading account and funds	40,714	6,032	7.4%	0.8%
Equity securities available for sale	20,295	38,144	6.1%	5.5%

Gross investment income	556,149	541,725	4.4%	4.4%
Investment expenses	(3,588)	(4,692)

Total	$552,561	$537,033	4.4%	4.3%

     Net investment income increased 3% to $553 million in 2009 from $537 million in 2008. The increase in income from arbitrage trading was due to an increase in the amount invested in the arbitrage trading account and to an increase in merger activity and related investment opportunities. Average invested assets, at cost (including cash and cash equivalents) were $12.5 billion in 2009 and $12.4 billion in 2008.
     Income (Losses) from Investment Funds. Following is a summary of losses from investment funds (which are recorded on a one-quarter lag) for the year ended December 31, 2009 and 2008 (dollars in thousands):

	2009	2008

Real estate funds	$(159,569)	$(43,116)
Energy funds	(13,227)	30,785
Other funds	(757)	(1,919)
Kiln Ltd	—	10,697

Total	$(173,553)	$(3,553)

     Losses from investment funds were $174 million in 2009 compared to $4 million in 2008, primarily as a result of losses from real estate funds. The real estate funds, which had an aggregate carrying value of $193 million at December 31, 2009, invest in commercial loans and securities as well as direct property ownership. Asset values were impacted by general deterioration of real estate fundamentals coupled with the absence of a refinancing market and an increase in non-performing assets. In addition, in an environment of falling values and stricter underwriting standards, a large number of real estate projects are over-leveraged and facing near-term refinancing pressure. The energy funds reported a loss of $13 million in 2009 due to a decrease in the fair value of energy related investments held by the funds. The Company sold its interest in Kiln Ltd in March 2008.
     Insurance Service Fees. Insurance service fees consists of fee-based services to help clients develop and administer self-insurance programs, primarily for workers’ compensation coverage as well as brokerage services. Service fees decreased to $93 million in 2009 from $103 million in 2008 due to a decline in fees received for administering assigned risk plans as a result of a decrease in workers’ compensation premiums by those plans.
     Net Realized Gains on Investment Sales. The Company buys and sells securities on a regular basis in order to maximize its total return on investments. Decisions to sell securities are based on management’s view of the underlying fundamentals of specific securities as well as management’s expectations regarding interest rates, credit spreads, currency values and general economic conditions. Net realized gains on investment sales were $104 million in 2009 compared with $77 million in 2008. Net realized investment gains in 2008 from the sale of securities included a gain of $70 million from the sale of the Company’s interest in Kiln Ltd.
     Other-Than-Temporary Impairments. Other-than-temporary impairments were $143 million in 2009 compared with $434 million in 2008. The impairment charge in 2009 was primarily related to debt and preferred stock of major financial institutions that experienced adverse credit events and ratings downgrades during the period, including write-downs of debt issued by Thornburg Mortgage, Inc. and preferred stock issued by Citibank and Bank of America. The impairment charge in 2008 was primarily related to financial sector equity securities, including investments in Fannie Mae, Freddie Mac and other financial institutions.

     Revenues from Wholly-Owned Investees. Revenues from wholly-owned investees were $189 million in 2009 compared with $137 million in 2008. These revenues were derived from aviation-related businesses that were separately purchased in 2007, 2008 and 2009. These companies provide services to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication. The 2009 and 2008 revenues are not comparable since the Company acquired one of its aviation companies in 2008 and another of its aviation companies in 2009.
     Losses and Loss Expenses. Losses and loss expenses decreased to $2,337 million in 2009 from $2,689 million in 2008 due to lower earned premiums. The consolidated loss ratio was 61.4% in 2009 compared with 62.7% in 2008. Weather-related losses were $63 million in 2009 compared with $114 million in 2008. Favorable prior year reserve development, net of related premium adjustments, was $190 million in 2009 and $196 million in 2008. A summary of loss ratios in 2009 compared with 2008 by business segment follows:
•	Specialty’s loss ratio increased to 61.9% in 2009 from 60.1% in 2008 due to a decline in favorable reserve development. Net favorable prior year development, net of related premium adjustments, was $69 million in 2009 compared with $108 million in 2008.

•	The regional loss ratio decreased to 61.4% in 2009 from 65.4% in 2008 due to lower storm losses and an increase in favorable reserve development. Weather-related losses were $63 million in 2009 compared with $90 million in 2008. Net favorable prior year development was $52 million in 2009 compared with $26 million in 2008.

•	Alternative markets’ loss ratio increased to 63.4% in 2009 from 62.7% in 2008 due to pricing and loss cost trends and to the use of lower discount rates used to discount excess workers’ compensation reserves. These were partially offset by an increase in favorable reserve development, net of related premium adjustments, to $45 million in 2009 from $40 million in 2008.

•	The reinsurance loss ratio decreased to 57.9% in 2009 from 64.7% in 2008 due to lower losses from property business assumed from a Lloyd’s syndicate. Net favorable prior year development, net of related premium adjustments, was $16 million in 2009 compared with $12 million in 2008.

•	The international loss ratio decreased to 59.9% in 2009 from 61.7% in 2008 due to improved underwriting results for business written in Australia and Southeast Asia. Net favorable prior year development was $8 million in 2009 compared with $10 million in 2008.
     Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2009 and 2008 (dollars in thousands):

	2009	2008

Underwriting expenses	$1,248,463	$1,303,551
Service expenses	78,331	87,397
Net foreign currency (gains) losses	4,213	(23,213)
Other costs and expenses	109,831	107,430

Total	$1,440,838	$1,475,165

     Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. The expense ratio (underwriting expenses expressed as a percentage of premiums earned) increased to 32.8% in 2009 from 30.4% in 2008 primarily due to the decline in earned premiums. Underwriting expenses includes expenses related to recently started business operations. Some of the recently started business operations have a relatively higher expenses ratio due to their early stage of development.
     Service expenses, which represent the costs associated with the fee-based businesses, decreased 10% to $78 million due to lower employment costs.
     Net foreign currency (gains) losses result from transactions denominated in a currency other than the operating unit’s functional currency. The gain in 2008 was primarily attributable to foreign operating units holding assets denominated in U.S. dollars.

     Other costs and expenses, which represent corporate expenses, increased 2% to $110 million due to an increase in incentive compensation costs.
     Expenses from Wholly-Owned Investees. Expenses from wholly-owned investees were $183 million in 2009 compared to $134 million in 2008. These expenses represent costs associated with aviation-related businesses that were separately purchased in 2007, 2008 and 2009. These include cost of goods sold related to aircraft and other sales, labor and equipment costs related to repairs and other services and general and administrative expenses. The 2009 and 2008 expenses are not comparable since the companies were not all owned for the year ended December 31, 2008.
     Interest Expense. Interest expense increased 4% to $88 million primarily due to the issuance of $300 million of 7.375% senior notes in September 2009, slightly offset by the repayment of $89 million of 9.875% senior notes in May 2008.
     Income Taxes. The effective income tax rate was 19% in 2009 as compared to 14% in 2008. The effective income tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income.

Results of Operations for the Years Ended December 31, 2008 and 2007
Business Segment Results
     The following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2008 and 2007. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit (dollars in thousands).

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

     Net Income to Common Stockholders. The following table presents the Company’s net income to common stockholders and net income per diluted share for the years ended December 31, 2008 and 2007 (amounts in thousands, except per share data):

	2008	2007

Net income to common stockholders	$281,141	$766,239
Weighted average diluted shares	173,454	196,698
Net income per diluted share	$1.62	$3.90

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
     Gross Premiums Written. Gross premiums written were $4.5 billion in 2008, down 11% from 2007. The Company has experienced increased competition and downward pressure on pricing since 2004. This trend continued in 2008, with overall price levels for renewal business declining approximately 5% as compared with the prior year period. New business volume was also lower in 2008. Gross premiums written for businesses that were started or acquired since 2006 were $308 million in 2008 and $161 million in 2007.
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
     Net Premiums Earned. Premiums earned decreased 8% to $4,290 million in 2008 from $4,664 million in 2007. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2008 are related to business written during both 2008 and 2007. The 8% decrease for 2008 earned premiums reflects the underlying decline in net premiums written in 2007 and 2008.

     Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2008 and 2007 (dollars in thousands):

		Average Annualized
	Amount	Yeild
	2008	2007	2008	2007

Fixed maturity securities, including cash	$497,549	$500,378	4.5%	4.7%
Arbitrage trading account and funds	6,032	80,253	0.8%	9.8%
Equity securities available for sale	38,144	57,502	5.5%	7.0%

Gross investment income	541,725	638,133	4.4%	5.3%
Investment expenses	(4,692)	(3,747)

Total	$537,033	$634,386	4.3%	5.2%

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
     Income (Losses) from Investment Funds. Following is a summary of income (losses) from investment funds for the years ended December 31, 2008 and 2007 (dollars in thousands):

	2008	2007

Real estate funds	$(43,116)	$25,007
Energy	30,785	1,323
Other	(1,919)	(4,108)
Kiln Ltd	10,697	16,052

Total	$(3,553)	$38,274

     Losses from investment funds were $4 million in 2008 compared to income of $38 million in 2007, primarily as a result of losses from real estate funds. The real estate funds invest primarily in commercial loans and securities that are marked to market and were marked down as credit spreads widened significantly following the bankruptcy of Lehman Brothers, government intervention, heightened concern over the U.S. and global economies, deleveraging of capital markets, increased market illiquidity and a worsening credit outlook. Income from energy funds increased to $31 million from $1 million due to an increase in the fair value of energy related investments held by the funds. The decrease in income from Kiln Ltd is due to the sale of the Company’s interest in Kiln Ltd in March 2008.
     The Company’s share of the earnings or losses of investment funds is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company’s financial statements. Subsequent to December 31, 2008, the Company received 2008 financial statements for certain real estate and energy funds. The Company’s share of net losses reported by these funds for their 2008 fourth quarter was $111 million pre-tax, or $72 million after-tax. The Company reported this loss, together with the results for investment funds for which 2008 financial statements had not yet been received, in its income statement for the first quarter of 2009.
     Insurance Service Fees. The alternative markets and specialty segments offer fee-based services to help clients develop and administer self-insurance programs, primarily for workers’ compensation coverage. Service fees increased to $103 million in 2008 from $98 million in 2007 primarily as a result of the acquisition of American Mining Insurance Company in October 2007.
     Net Realized Gains on Investment Sales. The Company buys and sells securities on a regular basis in order to maximize its total return on investments. Decisions to sell securities are based on management’s view of the underlying fundamentals of specific securities as well as management’s expectations regarding interest rates, credit spreads, currency values and general economic conditions. Net realized gains on investment sales were $77 million in 2008 compared with $52 million in 2007. Net realized investment gains from the sale of securities included a gain of $70 million from the sale of the Company’s interest in Kiln Ltd in 2008.
     Other-Than-Temporary Impairments. Other-than-temporary impairments were $434 million in 2008 compared with $3 million in 2007. The impairment charge in 2008 included $263 million from the write down of preferred stocks issued by Fannie Mae and Freddie Mac, $90 million for a REIT common stock, $64 million for preferred stocks issued by banks, insurers and REITs and $16 million for private equity investments.
     Revenues from Wholly-Owned Investees. Revenues from wholly-owned investees were $137 million in 2008 compared with $103 million in 2007. These revenues were derived from aviation-related businesses that were separately purchased in 2007 and 2008. These companies provide services to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication. The 2008 and 2007 revenues are not comparable since the companies are not included for the same periods.
     Losses and Loss Expenses. Losses and loss expenses decreased to $2,689 million in 2008 from $2,780 million in 2007. The consolidated loss ratio was 62.7% in 2008 compared with 59.6% in 2007. Estimated loss ratios for accident year 2008 were higher due to higher weather-related losses, a decline in price levels and the impact of anticipated loss cost trends and inflation. Weather-related losses (including reinstatement premiums) were $114 million in 2008 compared with $34 million in 2007. The 2008 weather-related losses included losses from Hurricanes Ike, Gustav and Dolly. The increase in the accident year 2008 loss ratio was partially offset by favorable prior year reserve development, which was $196 million in 2008 compared with $106 million in 2007. The favorable loss reserve development in 2008 and 2007 was primarily related to the specialty segment. A summary of loss ratios in 2008 compared with 2007 by business segment follows:
•	Specialty’s loss ratio increased to 60.1% in 2008 from 57.3% in 2007. Estimated loss ratios for accident year 2008 were higher due to a decline in price levels and a more competitive market environment. The increase in the accident year 2008 loss ratio was partially offset by favorable reserve development. Net favorable prior year development was $108 million in 2008 compared with $97 million in 2007.

•	The regional loss ratio increased to 65.4% in 2008 from 59.1% in 2007. Estimated loss ratios for accident year 2008 were higher due to higher weather-related losses and to a decline in price levels. Weather-related losses were $90 million in 2008 compared with $34 million in 2007. Net favorable prior year development was $26 million in 2008 compared with $22 million in 2007.

•	Alternative markets’ loss ratio increased to 62.7% from 59.2% in 2007. Estimated loss ratios for accident year 2008 were higher due to a decline in price levels, a more competitive market environment and the impact of lower discount rates used to discount excess workers’ compensation reserves. Net favorable prior year development was $40 million in 2008 compared with $24 million in 2007.

•	The reinsurance loss ratio decreased to 64.7% in 2008 from 65.3% in 2007 due primarily to favorable reserve development. Favorable prior year development was $12 million in 2008 compared with unfavorable prior year development of $44 million in 2007.

•	The international loss ratio decreased to 61.7% in 2008 from 62.6% in 2007 due to favorable reserve development and a change in the mix of business. Favorable prior year development was $10 million in 2008 compared with $7 million in 2007.
     Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2008 and 2007 (dollars in thousands):

	2008	2007

Underwriting expenses	$1,303,551	$1,330,519
Service expenses	87,397	90,561
Net foreign currency (gains)	(23,213)	(2,731)
Other costs and expenses	107,430	112,638

Total	$1,475,165	$1,530,987

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
     Other costs and expenses, which represent corporate expenses, decreased 5% to $107 million. The decrease was due to lower incentive compensation costs.
     Expenses from Wholly-Owned Investees. Expenses from wholly-owned investees were $134 million in 2008 compared to $96 million in 2007. These expenses represent costs associated with aviation-related businesses that were separately purchased in 2007 and 2008. These include cost of goods sold related to aircraft and other sales, labor and equipment costs related to repairs and other services and general and administrative expenses. The 2008 and 2007 expenses are not comparable since the companies are not included for the same periods.
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

Investments
     As part of its investment strategy, the Company establishes a level of cash and highly liquid short-term and intermediate-term securities that, combined with expected cash flow, it believes adequate to meet payment obligations. The Company also attempts to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations. In 2009, the Company increased the average duration of its portfolio from 3.1 years to 3.6 years to more closely match the duration of its liabilities.
     The Company’s investment portfolio and investment-related assets as of December 31, 2009 were as follows (dollars in thousands):

	Cost	Carrying Value
Fixed maturity securities:
U.S. government and government agencies	$1,677,579	$1,714,153
State and municipal	5,622,479	5,819,702
Mortgage-backed securities:
Agency	1,097,881	1,125,837
Residential-Prime	407,282	379,320
Residential-Alt A	76,486	70,378
Commercial	47,292	35,223

Total mortgage-backed securities	1,628,941	1,610,758

Corporate:
Industrial	782,254	814,120
Financial	478,713	482,293
Utilities	183,160	188,827
Asset-backed	174,632	155,694
Other	98,043	99,251
Government agency	8,066	8,191

Total corporate	1,724,868	1,748,376

Foreign government and foreign government agencies	394,711	406,208

Total fixed maturity securities	11,048,578	11,299,197

Equity securities available for sale:
Preferred stocks:
Financial	109,994	107,124
Real estate	119,834	121,524
Utilities	55,662	53,659

Total preferred stocks	285,490	282,307

Common stocks	27,237	119,060

Total equity securities available for sale	312,727	401,367

Arbitrage trading account	465,783	465,783
Investment in arbitrage funds	83,420	83,420
Investment funds	420,040	418,880
Loans receivable	381,591	381,591

Total investments	$12,712,139	$13,050,238

     Fixed Maturity Securities. The Company’s investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, management of the available for sale portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations. At December 31, 2009 (as compared to December 31, 2008), the fixed maturity securities portfolio mix was as follows: U.S. government securities were 15% (12% in 2008); state and municipal securities were 52% (58% in 2008); corporate securities were 15% (10% in 2008); mortgage-backed securities were 14% (17% in 2008); and foreign government bonds were 4% (3% in 2008).

     The Company’s philosophy related to holding or selling fixed maturity securities is based on its objective of maximizing total return. The key factors that management considers in its investment decisions as to whether to hold or sell fixed maturity securities are its view of the underlying fundamentals of specific securities as well as its expectations regarding interest rates, credit spreads and currency values. In a period in which management expects interest rates to rise, the Company may sell longer duration securities in order to mitigate the impact of an interest rate rise on the fair value of the portfolio. Similarly, in a period in which management expects credit spreads to widen, the Company may sell lower quality securities, and in a period in which management expects certain foreign currencies to decline in value, the Company may sell securities denominated in those foreign currencies. The sale of fixed maturity securities in order to achieve the objective of maximizing total return may result in realized gains; however, there is no reason to expect these gains to continue in future periods.
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
     Investment in Arbitrage Funds. Investment in arbitrage funds represents investments in limited partnerships that specialize in merger arbitrage, convertible arbitrage and relative value arbitrage. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differentials between these securities and their underlying equities. Relative value arbitrage is the business of investing primarily in equity securities with the goal of capitalizing on perceived differences in fundamental values between pairs of companies in similar industries.
     Investment Funds. At December 31, 2009 and December 31, 2008, the Company’s carrying value in investment funds was $419 million and $496 million, respectively, and included investments in real estate funds of $193 million and $302 million, respectively.
     Loans Receivable. Loans receivable, which are carried at amortized cost, have an aggregate cost of $382 million and an aggregate fair value of $285 million at December 31, 2009. Amortized cost of these loans is net of a valuation allowance of $14 million and $1 million as of December 31, 2009 and 2008, respectively. The ten largest have an aggregate amortized cost of $298 million and an aggregate fair value of $199 million and are secured by commercial real estate. These loans earn interest at floating LIBOR-based interest rates and have maturities (inclusive of extension options) between August 2011 and January 2013. The loans are secured by office buildings (60%), hotels (27%) and senior living facilities (13%) located primarily in New York City, California, Hawaii, Boston and Philadelphia.
     Market Risk. The Company’s market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company’s investment portfolio as a result of fluctuations in credit quality and interest rates. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. In addition, the Company’s international businesses and securities are subject to currency exchange rate risk. As discussed above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations. The average duration for the fixed income portfolio was 3.6 years and 3.1 years at December 31, 2009 and 2008, respectively.

     The following table outlines the groups of fixed maturity securities and the components of the interest rate risk at December 31, 2009 (dollars in thousands):

	Effective
	Duration
	(Years)	Fair Value

Cash and cash equivalents	0.0	$515,430
U. S. government securities	3.4	1,714,153
State and municipal	4.2	5,825,741
Corporate	4.2	1,748,363
Foreign	2.7	406,208
Mortgage-backed securities	3.0	1,613,742
Loans receivable	2.2	285,122

Total	3.6	$12,108,759

     Duration is a common gauge of the price sensitivity of a fixed income portfolio to a change in interest rates. The Company determines the estimated change in fair value of the fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securities static. The fair value at specified levels at December 31, 2009 would be as follows (dollars in thousands):

		Estimated Change in
	Fixed Maturity Securities	Fair Value

Change in interest rates:
300 basis point rise	$10,786,286	$(1,322,473)
200 basis point rise	11,227,109	(881,650)
100 basis point rise	11,667,933	(440,826)
Base scenario	12,108,759	—
100 basis point decline	12,540,304	431,545
200 basis point decline	12,971,853	863,094
300 basis point decline	13,403,401	1,294,642

     Approximately 39% of the Company’s state and municipal bonds are insured by bond insurers. The carrying value of insured bonds by bond insurer at December 31, 2009 was: MBIA - $844 million, FGIC — $532 million, FSA — $439 million and AMBAC — $450 million. In addition, at December 31, 2009, the Company owned common stock of MBIA with a carrying value of $6.4 million.
     The following table presents the credit quality of insured state and municipal bonds with and without credit for insurance enhancement (dollars in thousands):

	Credit-Enhanced	Underlying
Rating	Rating (2)	Rating

AAA	$686,151	$267,450
AA	827,386	1,040,296
A	740,691	835,474
BBB	11,016	63,305
Below BBB	—	—
Unrated (1)	253	58,972

Total	$2,265,497	$2,265,497

(1)	Includes $19 million of municipal bonds that have been pre-refunded to maturity with escrowed funds. For the majority of the remaining unrated securities, similar securities for the same issuer were rated investment grade.

(2)	For purposes of this table, the ratings assigned to bond insurers are FSA–AAA, MBIA–A, AMBAC–C, and FGIC–not rated.

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
Liquidity and Capital Resources
     Cash Flow. Cash flow provided from operating activities was $316 million in 2009, $1,553 million in 2008 and $1,450 million in 2007. The decrease in cash flow from operating activities in 2009 was primarily due to cash transfer to and from the arbitrage trading accounts, which are included in cash flow from operations under U. S. generally accepted accounting principles. Cash transfers to the arbitrage trading account were $383 million in 2009, compared with cash flow from the arbitrage trading account of $554 million in 2008.
     As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. During 2010, the maximum amount of dividends which can be paid without regulatory approval is approximately $384 million. The ability of the holding company to service its debt obligations is limited by the ability of the insurance subsidiaries to pay dividends. In the event dividends, tax payments and management fees available to the holding company were inadequate to service its debt obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.
     The Company’s insurance subsidiaries’ principal sources of cash are premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal uses of cash are payments for claims, taxes, operating expenses and dividends. The Company expects its insurance subsidiaries to fund the payment of losses with cash received from premiums, investment income and fees. The Company targets an average duration for its investment portfolio that is within one year of the average duration of its liabilities so that portions of its investment portfolio mature throughout the claim cycle and are available for the payment of claims if necessary. In the event operating cash flow and proceeds from maturities and prepayments of fixed income securities are not sufficient to fund claim payments and other cash requirements, the remainder of the Company’s cash and investments is available to pay claims and other obligations as they become due. The Company’s investment portfolio is highly liquid, with approximately 86% invested in cash, cash equivalents and marketable fixed income securities as of December 31, 2009. If the sale of fixed income securities were to become necessary, a realized gain or loss equal to the difference between the cost and sales price of securities sold would be recognized.
     Financing Activity. During 2009, the Company repurchased 6,382,331 shares (including 133,113 shares purchased in connection with the Company’s stock option program) of its common stock for $147 million. In July 2009, a subsidiary of the Company entered into a $28 million line of credit, of which $19 million was outstanding as of December 31, 2009. In September 2009, the Company issued $300 million of 7.375% Senior Notes due 2019.
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
     At December 31, 2009, the Company had senior notes, junior subordinated debentures and other debt outstanding with a carrying value of $1,595 million and a face amount of $1,612 million. The maturities of the outstanding debt are $150 million in 2010, $2 million in 2011, $26 million in 2012, $200 million in 2013, $200 million in 2015, $450 million in 2019, $76 million in 2022, $1 million in 2023, $7 million in 2035 (expected to be called in 2010), $250 million in 2037 and $250 million in 2045 (prepayable in 2010).

     At December 31, 2009, equity was $3.6 billion and total capitalization (equity, senior notes and other debt and junior subordinated debentures) was $5.2 billion. The percentage of the Company’s capital attributable to senior notes, junior subordinated debentures and other debt was 31% at December 31, 2009 and 29% at December 31, 2008.
Federal and Foreign Income Taxes
     The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has overseas operations. At December 31, 2009, the Company had a deferred gross tax asset, net of valuation allowance, of $452 million (which primarily relates to loss and loss expense reserves and unearned premium reserves), and a gross deferred tax liability of $261 million (which primarily relates to deferred policy acquisition costs and intangible assets). The realization of the deferred tax asset is dependent upon the Company’s ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.
Reinsurance
     The Company follows customary industry practice of reinsuring a portion of its exposures, paying reinsurers a part of the premiums received on the policies it writes. Reinsurance is purchased by the Company principally to reduce its net liability on individual risks and to protect it against catastrophic losses. Although reinsurance does not legally discharge in insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. The Company monitors the financial condition of its reinsurers and attempts to place its coverages only with substantial and financially sound carriers.
     The following table presents the credit quality of amounts due from reinsurers as of December 31, 2009 (dollars in thousands). Amounts due from reinsurers are net of reserves for uncollectible reinsurance of $4 million.

Reinsurer	Rating (1)	Amount
Munich Re	AA-	$130,947
Swiss Re	AA-	67,332
Berkshire Hathaway	AAA	66,510
Partner Re	AA-	35,877
Transatlantic	A+	35,028
Axis Capital	A	31,958
XL Capital	A+	29,386
Ace	A+	24,992
Allied World	A-	23,597
Other reinsurers rated A- or better		174,870
Non-rated and other (2)		42,110

Subtotal		662,607
Residual market pools (3)		310,213

Total		$972,820

(1)	Rating represents S&P rating, or if not rated by S&P, A.M. Best rating.

(2)	The majority of non-rated and other consists of amounts due from government sponsored reinsurers, and amounts that are secured by letters of credit or other forms of collateral.

(3)	Many states require licensed insurers that provide workers’ compensation insurance to participate in programs that provide workers’ compensation to employers that cannot procure coverage from an insurer on a voluntary basis. Insurers can fulfill this residual market obligation by participating in pools where results are shared by the participating companies. The Company acts as a servicing carrier for workers’ compensation pools in 18 states. As a servicing carrier, the Company writes residual market business directly and then cedes 100% of this business to the respective pool. As a servicing carrier, the Company receives fee income for its services. The Company does not retain underwriting risk, and credit risk is limited as ceded balances are jointly shared by all the pool members.

     For 2010, the Company’s property catastrophe reinsurance provides protection for 92.4% of the net loss between $10 million and $125 million, and its casualty contingency agreement provides protection for 94.5% of the net loss between $2 million and $33 million. The catastrophe and casualty contingency reinsurance agreements are subject to certain limits, exclusions and reinstatement premiums. For business written through Lloyd’s, the Company has separate catastrophe excess of loss and quota share agreements secured through its Lloyd’s general agents.
Contractual Obligations
     Following is a summary of the Company’s contractual obligations as of December 31, 2009 (amounts in thousands):

Estimated Payments By Periods	2010	2011	2012	2013	2014	Thereafter

Gross reserves for losses	$2,280,587	$1,619,977	$1,233,021	$931,854	$674,708	$3,275,701
Operating lease obligations	26,574	31,979	17,075	13,792	9,873	24,609
Purchase obligations	15,298	8,069	17,532	33,927	2,454	2,483
Junior subordinated debentures	7,217	—	—	—	—	250,000
Debt maturities	150,422	2,142	25,519	200,000	—	977,128
Interest payments	99,965	94,646	94,117	83,707	81,749	1,073,088
Other long-term liabilities	54,939	24,108	14,276	2,349	8,698	42,521

Total	$2,635,002	$1,780,921	$1,401,540	$1,265,629	$777,482	$5,645,530

     The estimated payments for reserves for losses and loss expenses in the above table represent the projected (undiscounted) payments for gross loss and loss expense reserves related to losses incurred as of December 31, 2009. The estimated payments in the above table do not consider payments for losses to be incurred in future periods. These amounts include reserves for reported losses and reserves for incurred but not reported losses. Estimated amounts recoverable from reinsurers are not reflected. The estimated payments by year are based on historical loss payment patterns. The actual payments may differ from the estimated amounts due to changes in ultimate loss reserves and in the timing of the settlement of those reserves.
     The Company utilizes letters of credit to back certain reinsurance payments and obligations. Outstanding letters of credit were $36 million as of December 31, 2009. The Company has made certain guarantees to state regulators that the statutory capital of certain subsidiaries will be maintained above certain minimum levels. In addition, the Company has commitments to invest up to $212 million in certain investment funds.
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
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
W. R. Berkley Corporation:
We have audited W. R. Berkley Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 26, 2010 expressed an unqualified opinion on those consolidated financial statements.
KPMG LLP
New York, New York
February 26, 2010

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
W. R. Berkley Corporation:
We have audited the accompanying consolidated balance sheets of W. R. Berkley Corporation and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
KPMG LLP
New York, New York
February 26, 2010

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except per share data)

Years Ended December 31,	2009	2008	2007

REVENUES:
Net premiums written	$3,730,095	$4,033,899	$4,575,989
Change in net unearned premiums	75,754	255,681	87,712

Net premiums earned	3,805,849	4,289,580	4,663,701
Net investment income	552,561	537,033	634,386
Income (losses) from investment funds	(173,553)	(3,553)	38,274
Insurance service fees	93,245	102,856	97,689
Net investment gains (losses):
Net realized gains on investment sales	104,453	76,619	52,376
Other-than-temporary impairments	(151,727)	(433,550)	(2,680)
Portion of impairments reclassified to other comprehensive income	8,866	—	—

Net investment gains (losses)	(38,408)	(356,931)	49,696

Revenues from wholly-owned investees	189,347	137,280	102,846
Other income	2,137	2,543	1,805

Total revenues	4,431,178	4,708,808	5,588,397

OPERATING COSTS AND EXPENSES:
Losses and loss expenses	2,336,707	2,688,661	2,779,578
Other operating costs and expenses	1,440,838	1,475,165	1,530,987
Expenses from wholly-owned investees	183,414	134,037	96,444
Interest expense	87,989	84,623	88,996

Total operating costs and expenses	4,048,948	4,382,486	4,496,005

Income before income taxes	382,230	326,322	1,092,392
Income tax expense	(73,150)	(44,919)	(323,070)

Net income before noncontrolling interests	309,080	281,403	769,322
Noncontrolling interests	(23)	(262)	(3,083)

Net income to common stockholders	$309,057	$281,141	$766,239

NET INCOME PER SHARE:
Basic	$1.93	$1.68	$4.05
Diluted	$1.86	$1.62	$3.90

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

December 31,	2009	2008

Assets
Investments:
Fixed maturity securities	$11,299,197	$9,689,896
Equity securities available for sale	401,367	383,750
Arbitrage trading account	465,783	119,485
Investment in arbitrage funds	83,420	73,435
Investment funds	418,880	495,533
Loans receivable	381,591	381,182

Total investments	13,050,238	11,143,281

Cash and cash equivalents	515,430	1,134,835
Premiums and fees receivable	1,047,976	1,056,096
Due from reinsurers	972,820	931,115
Accrued investment income	130,524	122,461
Prepaid reinsurance premiums	211,054	181,462
Deferred policy acquisition costs	391,360	394,807
Real estate, furniture and equipment	246,605	260,522
Deferred federal and foreign income taxes	190,450	329,417
Goodwill	107,131	107,564
Trading account receivable from brokers and clearing organizations	310,042	128,883
Due from broker	—	138,411
Current, federal and foreign income taxes	—	76,491
Other assets	154,966	115,813

Total assets	$17,328,596	$16,121,158

Liabilities and Equity
Liabilities:
Reserves for losses and loss expenses	$9,071,671	$8,999,596
Unearned premiums	1,928,428	1,966,150
Due to reinsurers	208,045	114,974
Trading account securities sold but not yet purchased	143,885	23,050
Other liabilities	779,347	694,255
Junior subordinated debentures	249,793	249,584
Senior notes and other debt	1,345,481	1,021,869

Total liabilities	13,726,650	13,069,478

Equity:
Preferred stock, par value $.10 per share:
Authorized 5,000,000 shares; issued and outstanding — none	—	—
Common stock, par value $.20 per share:
Authorized 500,000,000 shares, issued and outstanding, net of treasury shares, 156,552,355 and 161,467,131 shares	47,024	47,024
Additional paid-in capital	926,359	920,241
Retained earnings	3,785,187	3,514,531
Accumulated other comprehensive income (loss)	163,207	(228,959)
Treasury stock, at cost, 78,565,563 and 73,650,787 shares	(1,325,710)	(1,206,518)

Total common stockholders’ equity	3,596,067	3,046,319
Noncontrolling interests	5,879	5,361

Total equity	3,601,946	3,051,680

Total liabilities and equity	$17,328,596	$16,121,158

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Dollars in thousands)

Years Ended December 31,	2009	2008	2007

COMMON STOCK:
Beginning and end of period	$47,024	$47,024	$47,024
Stock issued	—	—	—

End of period	$47,024	$47,024	$47,024

ADDITIONAL PAID IN CAPITAL:
Beginning of period	$920,241	$907,016	$859,787
Stock options exercised and restricted units issued including tax benefit	(17,665)	(10,520)	26,510
Restricted stock units expensed	23,649	23,239	19,541
Stock options expensed	12	214	794
Stock issued	122	292	384

End of period	$926,359	$920,241	$907,016

RETAINED EARNINGS:
Beginning of period	$3,514,531	$3,271,355	$2,542,744
Net income to common stockholders	309,057	281,141	766,239
Dividends	(38,401)	(37,965)	(37,628)

End of period	$3,785,187	$3,514,531	$3,271,355

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized investment gains (losses):
Beginning of period	$(142,216)	$52,497	$121,961
Unrealized gain (losses) on securities not other-than-temporarily impaired	367,035	(194,713)	(69,464)
Unrealized losses on other-than-temporarily impaired securities	(5,425)	—	—

End of period	219,394	(142,216)	52,497

Currency translation adjustments:
Beginning of period	(72,475)	18,060	3,748
Net change in period	32,104	(90,535)	14,312

End of period	(40,371)	(72,475)	18,060

Net pension asset:
Beginning of period	(14,268)	(17,356)	(14,096)
Net change in period	(1,548)	3,088	(3,260)

End of period	(15,816)	(14,268)	(17,356)

Total accumulated other comprehensive income (loss)	$163,207	$(228,959)	$53,201

TREASURY STOCK:
Beginning of period	$(1,206,518)	$(686,228)	$(226,009)
Stock exercised/vested	27,322	32,195	28,455
Stock issued	630	799	117
Stock repurchased	(147,144)	(553,284)	(488,791)

End of period	$(1,325,710)	$(1,206,518)	$(686,228)

NONCONTROLLING INTERESTS:
Beginning of period	$5,361	$35,496	$30,615
Change in subsidiary shares from noncontrolling interest	525	(30,126)	256
Net income	23	262	3,083
Other comprehensive income (loss), net of tax	(30)	(271)	1,542

End of period	$5,879	$5,361	$35,496

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in thousands)

Years Ended December 31,	2009	2008	2007

Net income before noncontrolling interests	$309,080	$281,403	$769,322
Other comprehensive income (loss):

Change in unrealized foreign exchange gains (losses)	32,104	(90,535)	14,312

Unrealized holding gains (losses) on investment securities arising during the period, net of taxes	336,706	(426,942)	(35,688)
Reclassification adjustment for net investment gains (losses) included in net income (losses), net of taxes	24,874	231,958	(32,234)
Change in unrecognized pension obligation, net of taxes	(1,548)	3,088	(3,260)

Other comprehensive income (loss)	392,136	(282,431)	(56,870)

Comprehensive income (loss)	701,216	(1,028)	712,452

Comprehensive income (loss) to the noncontrolling interest	7	9	(4,625)

Comprehensive income (loss) to common shareholders	$701,223	$(1,019)	$707,827

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

Years Ended December 31,	2009	2008	2007

CASH FROM OPERATING ACTIVITIES:
Net income to common stockholders	$309,057	$281,141	$766,239
Adjustments to reconcile net income to net cash from operating activities:
Net investment (gains) losses	38,408	356,931	(49,696)
Depreciation and amortization	78,875	83,953	73,697
Noncontrolling interests	23	262	3,083
Equity in undistributed losses (income) of investment funds	176,670	8,550	(25,202)
Stock incentive plans	24,465	24,139	21,105
Change in:
Securities trading account	(346,298)	182,301	152,188
Investment in arbitrage funds	(9,985)	137,305	(21,888)
Trading account receivable from brokers and clearing organizations	(181,159)	281,043	(97,706)
Trading account securities sold but not yet purchased	120,835	(44,089)	(102,936)
Premiums and fees receivable	17,159	117,128	50,925
Due from reinsurers	(36,279)	(35,760)	45,995
Accrued investment income	(7,509)	11,103	(18,066)
Prepaid reinsurance premiums	(24,167)	(8,744)	(10,242)
Deferred policy acquisition costs	6,181	53,332	7,834
Deferred income taxes	(52,536)	(57,321)	(5,060)
Other assets	774	36,227	(48,383)
Reserves for losses and loss expenses	41,923	416,235	798,725
Unearned premiums	(57,261)	(238,557)	(75,044)
Due to reinsurers	86,456	21,645	(42,212)
Other liabilities	130,422	(73,864)	26,528

Net cash from operating activities	316,054	1,552,960	1,449,884

CASH FLOWS USED IN INVESTING ACTIVITIES:
Proceeds from sales, excluding trading account:
Fixed maturity securities	2,436,258	1,006,604	2,065,004
Equity securities	188,646	62,254	480,867
Distributions from investment funds	18,639	184,621	132,268
Proceeds from maturities and prepayments of fixed maturity securities	1,214,157	997,171	984,504
Cost of purchases, excluding trading account:
Fixed maturity securities	(4,869,368)	(2,230,222)	(3,716,828)
Equity securities	(67,309)	(172,306)	(551,253)
Contributions to investment funds	(105,650)	(148,039)	(127,134)
Change in loans receivable	(11,363)	(48,524)	(208,148)
Net additions to real estate, furniture and equipment	(30,455)	(78,947)	(31,108)
Change in balances due to (from) security brokers	144,023	(138,281)	1,412
Payment for business purchased, net of cash acquired	(33,812)	(48,895)	(50,162)
Proceeds from sale of business, net of cash divested	—	—	2,939

Net cash used in investing activities	(1,116,234)	(614,564)	(1,017,639)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Net proceeds from issuance of debt	333,589	—	246,644
Bank deposits received	17,213	17,795	7,572
Advances from federal home loan bank	4,165	6,325	(655)
Net proceeds from stock options exercised	5,426	14,806	25,676
Repayment of senior notes	(11,165)	(102,123)	(2,019)
Cash dividends to common stockholders	(28,843)	(46,978)	(36,284)
Purchase of common treasury shares	(147,144)	(553,284)	(488,794)
Other net	144	168	3,702

Net cash from (used in) financing activities	173,385	(663,291)	(244,158)

Net impact on cash due to change in foreign exchange rates	7,390	(92,133)	9,529

Net (decrease) increase in cash and cash equivalents	(619,405)	182,972	197,616
Cash and cash equivalents at beginning of year	1,134,835	951,863	754,247

Cash and cash equivalents at end of year	$515,430	$1,134,835	$951,863

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2008 and 2007

(1)	Summary of Significant Accounting Policies

(A)	Principles of consolidation and basis of presentation

The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the “Company”), have been prepared on the basis of U. S. generally accepted accounting principles (“GAAP”). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2008 and 2007 financial statements to conform them to the presentation of the 2009 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. The most significant items on our balance sheet that involve a greater degree of accounting estimates that are subject to change in the future are the valuation of investments, other than temporary impairments, loss and loss adjustment expense reserves and premium estimates. Actual results could differ from those estimates.

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

Audit premiums are recognized when they are reliably determinable. The accrual for earned but unbilled audit premiums decreased net premiums written and premiums earned by $23 million and $28 million in 2009 and 2008, respectively, and increased net premiums written and premiums earned by $10 million in 2007.

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

Fixed maturity securities classified as available for sale are carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders’ equity. Fixed maturity securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Investment income from fixed maturity securities is recognized based on the constant effective yield method. Premiums and discounts on mortgage-backed securities are adjusted for the effects of actual and anticipated prepayments on a retrospective basis.

Equity securities classified as available for sale are carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders’ equity.

Equity securities that the Company purchased with the intent to sell in the near-term are classified as trading account securities and are reported at estimated fair value. Realized and unrealized gains and losses from trading activity are reported as net investment income. The trading account includes direct investments in arbitrage securities and investments in arbitrage-related funds. Short sales and short call options are presented as trading securities sold but not yet purchased. Unsettled trades and the net margin balances held by the clearing broker are presented as trading account receivable from brokers and clearing organizations.

Investment funds are carried under the “equity method of accounting”, whereby the Company reports its share of the income or loss from such investments as net investment income. The Company’s share of the earnings of investment funds is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company’s consolidated financial statements.

Loans receivable represent commercial real estate mortgage loans and bank loans and are carried at amortized cost.

Fair value is generally determined based on quoted market prices. For publicly traded securities for which quoted prices are unavailable, the Company determines fair value based on independent broker quotations and other observable market data. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial data, projections and business developments of the issuer and other relevant information.

Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon trade date of sale. The Company uses the specific identification method where possible, and the first-in, first-out method in other instances, to determine the cost of securities sold.

The cost of securities is adjusted where appropriate to include a provision for a decline in value which is considered to be other than temporary. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in fair value and where the Company does not expect the fair value to recover prior to the time of sale or maturity. Since equity securities do not have a contractual cash flow at maturity, the Company considers whether the price of an equity security is expected to recover within a reasonable period of time.

For fixed maturity securities that the Company intends to sell or, more likely than not, would be required to sell, a decline in value below amortized cost is considered to be an other-than-temporary impairment (“OTTI”). The amount of OTTI is equal to the difference between amortized cost and fair value at the balance sheet date. For fixed maturity securities that the Company does not intend to sell or would be required to sell, a decline in value below amortized cost is considered to be an OTTI if the Company does not expect to recover the entire amortized cost basis of a security (i.e., the present value of cash flows expected to be collected is less than the amortized cost basis of the security). The portion of the decline in value considered to be a credit loss (i.e., the difference between the present value of cash flows expected to be collected and the amortized cost basis of the security) is recognized in earnings. The portion of the decline in value not considered to be a credit loss (i.e., the difference in the present value of cash flows expected to be collected and the fair value of the security) is recognized in other comprehensive income.

Impairment assessments for structured securities, including mortgage-backed securities and asset-backed securities, collateralized debt obligations and corporate debt, are generally evaluated based on the performance of the underlying collateral under various economic and default scenarios that may involve subjective judgments and estimates by management. Modeling these securities involves various factors, such as projected default rates, the nature and realizable value of the collateral, the ability of the security to make scheduled payments, historical performance and other relevant economic and performance factors. If an OTTI determination is made, a discounted cash flow analysis is used to ascertain the amount of the credit impairment.

The Company monitors the performance of its loans receivable, including current market conditions for each loan and the ability to collect principal and interest. For loans where the Company determines it is probable that the contractual terms will not be met, a valuation allowance equal to the difference between the carrying value of the loan and the estimated fair value of the underlying collateral is established, with a charge to net realized capital losses.

(E)	Per share data

The Company presents both basic and diluted net income per share (“EPS”) amounts. Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding during the year. Diluted EPS is based upon the weighted average number of common and common equivalent shares outstanding during the year and is calculated using the treasury stock method for stock incentive plans. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation.

F)	Deferred policy acquisition costs

Acquisition costs (primarily commissions and premium taxes) incurred in writing insurance and reinsurance business are deferred and amortized ratably over the terms of the related contracts. Ceding commissions received on reinsurance contracts are netted against acquisition costs and are recognized ratably over the life of the contract. Deferred policy acquisition costs are presented net of unearned ceding commissions and are limited to the amounts estimated to be recoverable from the applicable unearned premiums and the related anticipated investment income after giving effect to anticipated losses, loss adjustment expenses and expenses necessary to maintain the contracts in force.

(G)	Reserves for losses and loss expenses

Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed by the Company; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the statements of income in the period in which they are determined. The Company discounts its reserves for excess and assumed workers’ compensation claims using a risk-free or statutory rate. (See Note 12 of Notes to Consolidated Financial Statements.)

(H)	Reinsurance ceded

The unearned portion of premiums ceded to reinsurers is reported as prepaid reinsurance premiums and earned ratably over the policy term . The estimated amounts of reinsurance recoverable on unpaid losses are reported as due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge its liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided reserves for estimated uncollectible reinsurance.

(I)	Deposit accounting

Contracts that do not meet the risk transfer requirements of GAAP are accounted for using the deposit accounting method. Under this method, an asset or liability is recognized at the inception of the contract based on consideration paid or received. The amount of the deposit asset or liability is adjusted at subsequent reporting dates using the interest method with a corresponding credit or charge to interest income or expense. Deposit liabilities for assumed reinsurance contracts were $27 million and $45 million at December 31, 2009 and 2008, respectively.

(J)	Federal and foreign income taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has its overseas operations. The Company’s method of accounting for income taxes is the asset and liability method. Under this method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse. Interest and penalties, if any, are reported as income tax expense. The Company believes there are no tax positions that would require disclosure under GAAP. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that all or some portion of the deferred tax assets will not be realized.

(K)	Foreign currency

Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity’s functional currency) are reported on the statements of income as other operating costs and expenses. Unrealized gains or losses resulting from translating the results of non-U.S. dollar denominated operations are reported as accumulated other comprehensive income. Revenues and expenses denominated in currencies other than U.S. dollars are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

(L)	Real estate, furniture and equipment

Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $45,801,000, $37,843,000 and $32,766,000 for 2009, 2008 and 2007, respectively.

(M)	Comprehensive income (loss)

Comprehensive income (loss) encompasses all changes in stockholders’ equity (except those arising from transactions with stockholders) and includes net income, net unrealized holding gains or losses on available for sale securities, unrealized foreign currency translation adjustments and changes in unrecognized pension obligations.

(N)	Goodwill and other intangible assets

Goodwill and other intangibles assets are tested for impairment on an annual basis. The Company’s impairment test as of December 31, 2009 indicated that there were no impairment losses related to goodwill and other intangible assets.

(O)	Stock options

The costs resulting from all share-based payment transactions with employees are recognized in the consolidated financial statements using a fair-value-based measurement method.

(P)	Statements of cash flows

Interest payments were $80,080,000, $84,284,000 and $81,291,000 in 2009, 2008 and 2007, respectively. Income taxes paid were $15,864,000, $181,948,000 and $288,763,000 in 2009, 2008 and 2007, respectively. Other non-cash items include acquisitions and dispositions, unrealized investment gains and losses and pension expense. (See Note 2, Note 9 and Note 24 of Notes to Consolidated Financial Statements.)

(Q)	Change in accounting

During 2008, the Company changed its method of accounting for cash distributions received in excess of the carrying value of an equity method investment provided that the Company is not liable for the obligations of the investee nor otherwise committed to provide financial support. Previously such distributions were reported as a deferred credit and recognized in earnings upon disposal of the Company’s interest in the investee. Under the new method, such distributions are recognized as a realized gain upon receipt.

Adjustments made to the 2007 income statement during 2008 as a result of the accounting change were as follows:

	2007 As
	originally	2007 As
(Dollars in thousands, except per share amounts)	reported	restated

Net investment gains	$14,938	$49,696
Total revenues	5,553,639	5,588,397
Income before income taxes and minority interest	1,057,634	1,092,392
Income tax expense	310,905	323,070
Net income	743,646	766,239
Net income per share:
Basic	3.94	4.05
Diluted	3.78	3.90

(R)	Recent accounting pronouncements

In June 2009, the FASB issued guidance that establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative GAAP for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal securities laws will remain authoritative GAAP for SEC registrants. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption of this guidance did not have an impact on our financial condition or results of operations.

On January 1, 2009, the Company adopted guidance regarding business combinations that requires an acquirer to recognize the assets, liabilities and any non-controlling interest at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process previously required under GAAP. The new guidance also requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed. The adoption of this guidance did not have an impact on the Company’s results of operations or financial condition.

On January 1, 2009, the Company adopted guidance that requires that non-controlling (minority) interests in a subsidiary be reported as equity in the consolidated financial statements. The presentation requirements of this guidance were applied retrospectively. The effect of the adoption of this guidance was to increase total equity by $5 million, $35 million and $31 million as of December 31, 2008, 2007 and 2006, respectively.

On April 1, 2009, the Company adopted guidance that amends existing GAAP to require disclosures about the fair value of financial instruments in interim financial statements. The adoption of this guidance expanded the disclosures relating to fair value of financial instruments in the notes to the Company’s consolidated financial statements.

On April 1, 2009, the Company adopted guidance that requires that an entity evaluate whether it intends to sell an impaired security or whether it is more likely than not that it will be required to sell a security before recovery of the amortized cost basis. If either of this criteria are met, an impairment equal to the difference between the security’s amortized cost and its fair value is recognized in earnings. For fixed income securities that do not meet these criteria, the credit loss component of the impairment (i.e., the difference between the security’s amortized cost and its projected net present value) is recognized in earnings and the remaining portion of the impairment is recognized as a component of other comprehensive income. The effect of adopting this guidance was to increase net income for the year ended December 31, 2009 by $5 million, or 3 cents per share.

On April 1, 2009, the Company adopted guidance that reaffirms the need for management to use judgment in determining the weight if any, to be placed on a transaction price as an indicator of fair value if an entity determines that there has been a significant decrease in the volume and level of activity for the asset or the liability in relation to the normal market activity for the asset or liability (or similar assets or liabilities), or if there is evidence that the transaction for the asset or liability is not orderly. The adoption of this guidance did not have an impact on the Company’s results of operations or financial condition.

On June 30, 2009, the Company adopted guidance concerning the accounting and disclosure of subsequent events. This guidance is not significantly different from those contained in previously existing auditing standards and, as a result, our adoption of this guidance did not have a material impact on our financial condition or results of operations. Under this guidance, we analyzed subsequent events through the date on which these financial statements were issued.

In June 2009, the FASB issued guidance that requires the reporting entity to perform a qualitative analysis that results in a variable interest entity (“VIE”) being consolidated if the reporting entity: (i) has the power to direct activities of the VIE that significantly impact the VIE’s financial performance; and (ii) has an obligation to absorb losses or receive benefits that may be significant to the VIE. This guidance further requires enhanced disclosures, including disclosure of significant judgments and assumptions as to whether a VIE must be consolidated, and how involvement with a VIE affects the Company’s financial statements. This guidance is effective for fiscal years beginning after November 15, 2009. The adoption of this guidance did not impact the Company’s results of operations or financial condition.

In January 2010, the FASB issued guidance that requires additional disclosures regarding fair value measurements. The guidance requires entities to disclose the amounts and reasons for significant transfers between Level 1 and Level 2 of the fair value hierarchy, reasons for any transfers in or out of Level 3 and to separately disclose information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements. Portions of the guidance are effective for interim and annual reporting periods beginning after December 15, 2009 and the remaining guidance is effective for interim and annual reporting periods beginning after December 15, 2010.

(2)	Acquisitions

In 2009, the Company acquired an aviation company for $35 million. In 2008, the Company acquired an aviation company and the remaining 20% minority interest in W. R. Berkley Insurance (Europe), Limited for a total cost of $55 million. In 2007, the Company acquired two aviation companies and two insurance companies for a total cost of $98 million.

The following table summarizes the estimated fair value of net assets acquired and liabilities assumed at the date of acquisition. The Company has not completed the purchase price allocation for the 2009 acquisition; as such, the amounts presented below are subject to adjustment.

(Dollars in thousands)	2009	2008	2007

Investments	$—	$—	$66,358
Cash and cash equivalents	1,773	6,112	48,114
Receivables and other assets	—	—	27,018
Real estate, furniture and equipment	1,777	16,541	23,387
Deferred policy acquisition costs	—	—	345
Deferred federal income taxes	—	(4,815)	677
Intangible assets	—	3,658	11,068
Goodwill	—	6,229	34,395
Other assets	40,382	3,696	20,918

Total assets acquired	43,932	31,421	232,280

Reserve for losses and loss expenses	—	(1,570)	89,906
Unearned premiums	—	—	1,977
Other liabilities	8,355	8,428	28,426
Debt	—	—	13,695

Total liabilities assumed	8,355	6,858	134,004

Noncontrolling interests	(8)	(30,444)	—

Net assets acquired	$35,585	$55,007	$98,276

The weighted average useful life of the intangible assets acquired was 10 years in 2008 and 4 years in 2007. None of the 2008 goodwill is deductible for tax purposes, and $27 million of the 2007 goodwill is deductible for tax purposes.

(3) Investments in Fixed Maturity Securities
At December 31, 2009 and 2008, investments in fixed maturity securities were as follows:

	Amortized	Gross Unrealized		Fair	Carrying
(Dollars in thousands)	Cost	Gains	Losses	Value	Value

December 31, 2009
Held to maturity:
State and municipal	$70,847	$6,778	$(739)	$76,886	$70,847
Residential mortgage-backed	44,318	2,984	—	47,302	44,318
Corporate	4,994	—	(13)	4,981	4,994

Total held to maturity	120,159	9,762	(752)	129,169	120,159

Available for sale:
U.S. government and government agency	1,677,579	40,358	(3,784)	1,714,153	1,714,153
State and municipal (1)	5,551,632	238,271	(41,048)	5,748,855	5,748,855
Mortgage-backed securities:
Residential (2)	1,537,331	38,229	(44,343)	1,531,217	1,531,217
Commercial	47,292	—	(12,069)	35,223	35,223
Corporate	1,719,874	59,082	(35,574)	1,743,382	1,743,382
Foreign	394,711	12,323	(826)	406,208	406,208

Total available for sale	10,928,419	388,263	(137,644)	11,179,038	11,179,038

Total investment in fixed income securities	$11,048,578	$398,025	$(138,396)	$11,308,207	$11,299,197

December 31, 2008
Held to maturity:
State and municipal	$68,876	$742	$(3,693)	$65,925	$68,876
Residential mortgage-backed	50,039	4,390	—	54,429	50,039
Corporate	4,993	301	—	5,294	4,993

Total held to maturity	123,908	5,433	(3,693)	125,648	123,908

Available for sale:
U.S. government and government agency	1,083,677	46,713	(3,706)	1,126,684	1,126,684
State and municipal	5,591,712	136,804	(136,751)	5,591,765	5,591,765
Mortgage-backed securities:
Residential	1,632,954	27,747	(81,142)	1,579,559	1,579,559
Commercial	74,517	—	(22,656)	51,861	51,861
Corporate	1,095,414	9,398	(136,332)	968,480	968,480
Foreign	238,877	12,283	(3,521)	247,639	247,639

Total available for sale	9,717,151	232,945	(384,108)	9,565,988	9,565,988

Total investment in fixed income securities	$9,841,059	$238,378	$(387,801)	$9,691,636	$9,689,896

(1)	Gross unrealized losses for state and municipal securities include $340,000 related to the non-credit portion of OTTI recognized in other comprehensive income.

(2)	Gross unrealized losses for residential mortgage-backed securities include $5,085,000 related to the non-credit portion of OTTI recognized in other comprehensive income.

The amortized cost and fair value of fixed maturity securities at December 31, 2009, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

	Amortized
(Dollars in thousands)	Cost	Fair Value

Due in one year or less	$592,655	$598,890
Due after one year through five years	2,953,507	3,070,329
Due after five years through ten years	2,950,157	3,081,511
Due after ten years	2,923,318	2,943,735
Mortgage-backed securities	1,628,941	1,613,742

Total	$11,048,578	$11,308,207

At December 31, 2009 and 2008, there were no investments, other than investments in United States government and government agency securities, which exceeded 10% of common stockholders’ equity. At December 31, 2009, investments with a carrying value of $84 million were on deposit in trust accounts established as security for reinsurance clients, investments with a carrying value of $132 million were on deposit with Lloyd’s in support of the Company’s underwriting activities at Lloyd’s, investments with a carrying value of $638 million were on deposit with state insurance departments and investments with a carrying value of $36 million were held on deposit in trust accounts as security for letters of credit issued in support of the Company’s reinsurance operations.
(4)	Investments in Equity Securities Available for Sale
At December 31, 2009 and 2008, investments in equity securities available for sale were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Carrying
(Dollars in thousands)	Cost	Gains	Losses	Value	Value

December 31, 2009
Common stocks	$27,237	$97,554	$(5,731)	$119,060	$119,060
Preferred stocks	285,490	9,745	(12,928)	282,307	282,307

Total	$312,727	$107,299	$(18,659)	$401,367	$401,367

December 31, 2008
Common stocks	$39,343	$49,333	$(7,833)	$80,843	$80,843
Preferred stocks	399,451	95	(96,639)	302,907	302,907

Total	$438,794	$49,428	$(104,472)	$383,750	$383,750

(5)	Arbitrage Trading Account and Arbitrage Funds
At December 31, 2009 and 2008, the fair value and carrying value of the arbitrage trading account and arbitrage funds and related assets and liabilities were as follows:

(Dollars in thousands)	2009	2008

Arbitrage trading account	$465,783	$119,485
Investment in arbitrage funds	83,420	73,435

Related assets and liabilities:
Receivables from brokers	310,042	128,883
Securities sold but not yet purchased	(143,885)	(23,050)

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

The Company uses put options, call options and swap contracts in order to mitigate the impact of potential changes in market conditions on the merger arbitrage trading account. These options and contracts are reported at fair value. As of December 31, 2009, the fair value of long option contracts outstanding was $3,520,000 (notional amount of $40,207,000) and the fair value of short option contracts outstanding was $1,698,000 (notional amount of $22,578,000). Other than with respect to the use of these trading account securities, the Company does not make use of derivatives.
(6)	Investment Funds

Investment funds include the following:

	Carrying Value		Income (Losses)
	as of December 31,		from Investment Funds
(Dollars in thousands)	2009	2008	2009	2008	2007

Real estate	$193,178	$301,581	$(159,569)	$(43,116)	$25,007
Kiln Ltd	—	—	—	10,697	16,052
Energy	106,213	94,736	(13,227)	30,785	1,323
Other	119,489	99,216	(757)	(1,919)	(4,108)

Total	$418,880	$495,533	$(173,553)	$(3,553)	$38,274

In 2008, the Company sold its 20.1% interest in Kiln Ltd for $174 million and reported a realized gain of $70 million.

(7)	Net Investment Income

Net investment income consists of the following:

(Dollars in thousands)	2009	2008	2007

Investment income earned on:
Fixed maturity securities, including cash	$495,140	$497,549	$500,378
Equity securities available for sale	20,295	38,144	57,502
Arbritage trading account (a)	40,714	6,032	80,253

Gross investment income	556,149	541,725	638,133
Investment expense	(3,588)	(4,692)	(3,747)

Net investment income	$552,561	$537,033	$634,386

(a)	Investment income earned from net trading account activity includes unrealized trading gains of $2,061,000 and $2,450,000 in 2009 and 2007, respectively, and unrealized trading losses of $334,000 in 2008.
(8)	Loans Receivable

The amortized cost of loans receivable was $382 million and $381 million at December 31, 2009 and 2008, respectively. Amortized cost is net of a valuation allowance of $14 million and $1 million, respectively. The ten largest loans have an aggregate amortized cost of $298 million and an aggregate fair value of $199 million and are secured by commercial real estate. These loans earn interest at floating LIBOR-based interest rates and have maturities (inclusive of extension options) between August 2011 and January 2013. The loans are secured by office buildings (60%), hotels (27%) and senior living facilities (13%) with properties located primarily in New York City, California, Hawaii, Boston and Philadelphia.

(9)	Realized and Unrealized Investment Gains and Losses

Realized and unrealized investment gains and losses are as follows:

(Dollars in thousands)	2009	2008	2007

Realized investment gains and losses:
Fixed maturity securities:
Gains	$50,500	$20,444	$4,255
Lossses	(3,632)	(6,458)	(5,467)
Equity securities available for sale	52,680	(9,377)	16,519
Sale of investment funds	4,905	72,010	34,758
Sale of subsidiary	—	—	2,302
Provision for other than temporary impairments (1)	(151,727)	(433,550)	(2,680)
Less investment impairments recognized in other comprehensive income	8,866	—	—
Other gains	—	—	9

Total net investment gains (losses)	(38,408)	(356,931)	49,696
Income taxes	13,534	124,973	(17,462)

	$(24,874)	$(231,958)	$32,234

Change in unrealized gains and losses of available for sales securities:
Fixed maturity securities	$407,207	$(258,359)	$66,237
Less investment impairments recognized in other comprehensive income	(5,425)	—	—
Equity securities available for sale	143,684	(10,333)	(167,133)
Investment funds	13,235	(33,595)	5,940
Cash and cash equivalents	(75)	76	(1)

Total change in unrealized gains and losses	558,626	(302,211)	(94,957)
Income taxes	(195,813)	107,291	26,155
Noncontrolling interests	(1,203)	207	(662)

	$361,610	$(194,713)	$(69,464)

(1)	Includes change in valuation allowance for loans receivable of $12 million for the year ended December 31, 2009.
For OTTI of fixed maturity securities that management does not intend to sell or, more likely than not, would not be required to sell, the portion of the decline in value considered to be due to credit factors is recognized in earnings and the portion of the decline in value considered to be due to non-credit factors is recognized in other comprehensive income. The table below provides a roll-forward of the portion of impairments recognized in earnings for those securities that have been impaired due to both credit factors and non-credit factors.

For the Year Ended
(Dollars in thousands)	December 31, 2009

Beginning balance of amounts related to credit losses	$—
Additions for amounts related to credit losses	5,661

Ending balance of amounts related to credit losses	$5,661

(10)	Securities in an Unrealized Loss Position

The following table summarizes all securities in an unrealized loss position December 31, 2009 and 2008 by the length of time those securities have been continuously in an unrealized loss position.

	Less Than 12 Months		12 Months or Greater		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
(Dollars in thousands)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

December 31, 2009
U.S. government and agency	$389,745	$3,653	$7,361	$131	$397,106	$3,784
State and municipal	376,914	12,971	443,666	28,816	820,580	41,787
Mortgage-backed securities	306,840	12,719	260,519	43,693	567,359	56,412
Corporate	194,690	13,958	172,656	21,629	367,346	35,587
Foreign	81,368	826	—	—	81,368	826

Fixed maturity securities	1,349,557	44,127	884,202	94,269	2,233,759	138,396
Common stocks	19,948	5,731	—	—	19,948	5,731
Preferred stocks	9,951	76	163,985	12,852	173,936	12,928

Equity securities available for sale	29,899	5,807	163,985	12,852	193,884	18,659

Total	$1,379,456	$49,934	$1,048,187	$107,121	$2,427,643	$157,055

December 31, 2008
U.S. government and agency	$25,031	$3,494	$8,197	$212	$33,228	$3,706
State and municipal	1,081,558	65,944	485,805	74,500	1,567,363	140,444
Mortgage-backed securities	327,563	57,032	211,762	46,766	539,325	103,798
Corporate	377,313	83,277	228,738	53,055	606,051	136,332
Foreign	17,519	3,521	—	—	17,519	3,521

Fixed maturity securities	1,828,984	213,268	934,502	174,533	2,763,486	387,801
Common stocks	5,952	7,833	—	—	5,952	7,833
Preferred stocks	123,930	44,062	109,103	52,577	233,033	96,639

Equity securities available for sale	129,882	51,895	109,103	52,577	238,985	104,472

Total	$1,958,866	$265,163	$1,043,605	$227,110	$3,002,471	$492,273

Non-Investment Grade Fixed Maturity Securities — The following table summarizes the Company’s non-investment grade fixed maturity securities at December 31, 2009.

(Dollars in thousands)	Number Of Securities	Aggregate Fair Value	Unrealized Loss

Mortgage-backed securities	15	$92,298	$24,457
Corporate	9	40,804	5,804
State and municipal	5	36,848	4,586
Foreign	1	485	38

Total	30	$170,435	$34,885

One of the securities in the above table has an unrealized loss position greater than $5 million. That investment is a commercial mortgage-backed security with a fair value of $26 million and an unrealized loss of $11 million. The investment is secured by 99 properties comprising approximately 30 million square feet of office space located primarily in Boston, Northern California and Los Angeles. The current debt maturity of February 2011can be extended at the borrower’s option through February 2012 provided that there is no continuing default and that the borrower provides interest protection for LIBOR above 6 1/2%. The Company believes the amount of outstanding debt for the Company’s debt layer and all debt layers senior to the Company’s debt layer to be below the current market values for the underlying properties. Based on the portfolio’s stable performance (e.g., occupancy rates, lease terms and debt service coverage) and on there being substantial subordinate capital, the Company does not consider the investment to be OTTI.

The Company has evaluated its fixed maturity securities in an unrealized loss position and believes the unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors. None of these securities are delinquent or in default on financial covenants. Based on its assessment of these issuers, the Company expects them to continue to meet their contractual payment obligations as they become due and does not consider any of these securities to be OTTI.

Non-Investment Grade Preferred Stocks — At December 31, 2009, the Company owned one non-investment grade preferred stock in an unrealized loss position. This investment had an aggregate fair value of $3 million and an aggregate unrealized loss of $186,000. The Company does not consider this investment to be OTTI.

Common Stocks - At December 31, 2009, the Company owned three common stocks in an unrealized loss position. These investments had an aggregate fair value of $20 million and an aggregate unrealized loss of $6 million. The Company does not consider any of these investments to be OTTI.

Loans Receivable — At December 31, 2009, loans receivable had an amortized cost of $382 million and a fair value of $285 million. The Company monitors the performance of its loans receivable, including current market conditions for each loan and the ability to collect principal and interest. For loans where the Company determines it is probable that the contractual terms will not be met, a valuation allowance is established with a charge to net realized capital losses. For the year ended December 31, 2009, the amortized cost of loans receivable is reported net of a valuation allowance of $14 million.

(11)	Fair Value Measurements

The Company’s fixed maturity and equity securities available for sale and its trading account securities are carried at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for similar assets in active markets. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs may only be used to measure fair value to the extent that observable inputs are not available.

Because many fixed maturity securities do not trade on a daily basis, the Company utilizes pricing models and processes which may include benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Market inputs used to evaluate securities include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Quoted prices are often unavailable for recently issued securities, securities that are infrequently traded or securities that are only traded in private transactions. For publicly traded securities for which quoted prices are unavailable, the Company determines fair value based on independent broker quotations and other observable market data. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial projections, credit quality and business developments of the issuer and other relevant information.

The following tables present the assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008 by level:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
December 31, 2009
Assets:
Fixed maturity securities available for sale:
U.S. government and agency	$1,714,153	$—	$1,714,153	$—
State and municipal	5,748,855	—	5,748,855	—
Mortgage-backed securities	1,566,440	—	1,540,540	25,900
Corporate	1,743,382	—	1,653,222	90,160
Foreign	406,208	—	406,208	—

Total fixed maturity securities available for sale	11,179,038	—	11,062,978	116,060

Equity securities available for sale:
Common stocks	119,060	11,295	106,206	1,559
Preferred stocks	282,307	—	227,594	54,713

Total equity securities available for sale	401,367	11,295	333,800	56,272

Arbitrage trading account	465,783	465,430	—	353

Total	$12,046,188	$476,725	$11,396,778	$172,685

Liabilities:
Securities sold but not yet purchased	$143,885	$143,885	$—	$—

December 31, 2008
Assets:
Fixed maturity securities available for sale:
U.S. government and agency	$1,126,684	$—	$1,126,684	$—
State and municipal	5,591,765	—	5,550,093	41,672
Mortgage-backed securities	1,631,420	—	1,608,958	22,462
Corporate	968,480	—	883,975	84,505
Foreign	247,639	—	247,639	—

Total fixed maturity securities available for sale	9,565,988	—	9,417,349	148,639

Equity securities available for sale:
Common stocks	80,843	19,829	2,280	58,734
Preferred stocks	302,907	—	252,421	50,486

Total equity securities available for sale	383,750	19,829	254,701	109,220

Arbitrage trading account	119,485	115,723	3,409	353

Total	$10,069,223	$135,552	$9,675,459	$258,212

Liabilities:
Securities sold but not yet purchased	$23,050	$23,050	$—	$—

The following tables summarize changes in Level 3 assets for years ended December 31, 2009 and 2008:

	Gains (Losses) Included in:
			Other
	Beginning		Comprehensive	Purchases	Transfers	Ending
(Dollars in thousands)	Balance	Earnings	Income	(Sales) Maturities	In/(Out)	Balance
Year ended December 31, 2009
Fixed maturity securities available for sale:
State and municipal	$41,672	$—	$—	$—	$(41,672)	$—
Mortgage-backed securities	22,462	—	3,438	—	—	25,900
Corporate	84,505	391	12,004	(18,396)	11,656	90,160

Total	148,639	391	15,442	(18,396)	(30,016)	116,060

Equity securities available
for sale:
Common stocks	58,734	—	712	—	(57,887)	1,559
Preferred stocks	50,486	—	968	3,259	—	54,713

Total	109,220	—	1,680	3,259	(57,887)	56,272

Arbitrage trading account	353	—	—	—	—	353

Total	$258,212	$391	$17,122	$(15,137)	$(87,903)	$172,685

Year ended December 31, 2008
Fixed maturity securities available for sale:
State and municipal	$—	$—	$—	$—	$41,672	$41,672
Mortgage-backed securities	—	—	—	—	22,462	22,462
Corporate	23,725	(5,975)	(5,753)	5,894	66,614	84,505

Total	23,725	(5,975)	(5,753)	5,894	130,748	148,639

Equity securities available available for sale:
Common stocks	51,469	—	6,645	620	—	58,734
Preferred stocks	11,442	(1,227)	—	40,271	—	50,486

Total	62,911	(1,227)	6,645	40,891	0	109,220

Arbitrage trading account	4,282	—	—	(4,282)	353	353

Total	$90,918	$(7,202)	$892	$42,503	$131,101	$258,212

The transfers in (out) of Level 3 for state and municipal and corporate securities in 2009 and 2008 were based upon the availability of broker dealer quotations. In certain circumstances the Company was able to obtain quotations from third party broker dealers. The common stock transfers out of Level 3 in 2009 were attributable to securities in which observable data became available due to public and private equity offerings.

(12) Reserves for Losses and Loss Expenses
The table below provides a reconciliation of the beginning and ending reserve balances:

(Dollars in thousands)	2009	2008	2007
Net reserves at beginning of year	$8,122,586	$7,822,897	$6,947,597

Net reserves of company acquired	—	—	68,392
Net provision for losses and loss expenses (a):
Claim occuring during the current year (b):	2,518,849	2,829,830	2,837,647
Decrease in estimates for claims occurring in prior years (c) (d)	(234,008)	(195,710)	(105,879)
Loss reserve discount accretion	51,866	54,494	46,808

	2,336,707	2,688,614	2,778,576

Net payments for claims:
Current year	570,080	644,213	538,364
Prior year	1,741,431	1,744,712	1,433,304

	2,311,511	2,388,925	1,971,668

Net reserves at end of year	8,147,782	8,122,586	7,822,897
Ceded reserve at end of year	923,889	877,010	855,137

Gross reserves at end of year	$9,071,671	$8,999,596	$8,678,034

(a)	Net provision for loss and loss expenses excludes $47,000 and $1,002,000 in 2008 and 2007, respectively, relating to the policyholder benefits incurred on life insurance that are included in the statement of income.

(b)	Claims occurring during the current year are net of loss reserve discounts of $80,455,000, $97,698,000 and $117,177,000 in 2009, 2008 and 2007, respectively.

(c)	The decrease in estimates for claims occurring in prior years is net of loss reserve discounts of $1,968,000, $15,556,000 and $17,736,000 in 2009, 2008 and 2007, respectively. On an undiscounted basis, the estimates for claims occurring in prior years decreased by $232,040,000, $180,154,000 and $88,143,000 in 2009, 2008 and 2007, respectively.

(d)	Approximately $44 million of the favorable reserve development in 2009 was fully offset by a reduction in earned premiums. The favorable reserve development, net of premium offsets, was $190 million.
For the year ended December 31, 2009, estimates for claims occurring in prior years decreased by $234 million net of premium offsets. On an accident year basis, the change in prior year reserves in 2009 is comprised of an increase in estimates for claims occurring in accident years 2002 and prior of $44 million and a decrease in estimates for claims occurring in accident years 2003 through 2008 of $278 million. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.
Environmental and asbestos — To date, known environmental and asbestos claims have not had a material impact on the Company’s operations. These claims have not materially impacted the Company because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental and asbestos exposures.
The Company’s net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $36,525,000 and $39,646,000 at December 31, 2009 and 2008, respectively. The Company’s gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $53,986,000 and $56,957,000 at December 31, 2009 and 2008, respectively. Net incurred losses and loss expenses for reported asbestos and environmental claims were approximately $(614,000), $440,000 and $7,029,000 in 2009, 2008 and 2007, respectively. Net paid losses and loss expenses for asbestos and environmental claims were approximately $2,508,000, $2,384,000 and $2,912,000 in 2009, 2008 and 2007, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.
Discounting — The Company discounts its liabilities for excess and assumed workers’ compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company’s loss payout experience. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. These discount rates range from 2.7% to 6.5% with a weighted average discount rate of 4.4%. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.7%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $877,305,000, $846,748,000 and $787,988,000 at December 31, 2009, 2008 and 2007, respectively. The increase in the aggregate discount from 2008 to 2009 and from 2007 to 2008 resulted from the increase in excess and assumed workers’ compensation gross reserves.
(13) Reinsurance
The following is a summary of reinsurance financial information:

	Year Ended December 31,
(Dollars in thousands)	2009	2008	2007
Written premiums:
Direct	$3,599,836	$3,898,488	$4,173,856
Assumed	653,603	621,638	879,374
Ceded	(523,344)	(486,227)	(477,241)

Total net written premiums	$3,730,095	$4,033,899	$4,575,989

Earned premiums:
Direct	$3,690,493	$4,075,360	$4,202,673
Assumed	617,143	704,555	933,169
Ceded	(501,787)	(490,335)	(472,141)

Total net earned premiums	$3,805,849	$4,289,580	$4,663,701

Ceded losses incurred	$252,299	$295,179	$263,072

The Company reinsures a portion of its exposures principally to reduce its net liability on individual risks and to protect against catastrophic losses. Estimated amounts due from reinsurers are reported net of reserves for uncollectible reinsurance of $4,430,000, $4,895,000 and $2,859,000 as of December 31, 2009, 2008 and 2007, respectively.

(14) Senior Notes and Other Debt
Senior notes and other debt consist of the following (the difference between the face value and the carrying value is unamortized discount):

(Dollars in thousands)			2009	2009	2008
Description	Rate	Maturity	Face Value	Carrying Value	Carrying Value
Subsidiary debt	Various	2010 through 2012	$28,085	$28,085	$3,749
Senior notes	5.125%	September 30, 2010	150,000	149,772	149,451
Senior notes	5.875%	February 15, 2013	200,000	198,963	198,632
Senior notes	5.60%	May 15, 2015	200,000	199,001	198,815
Senior notes	6.15%	August 15, 2019	150,000	148,630	148,487
Senior notes	7.375%	September 15, 2019	300,000	297,530	—
Senior notes	8.70%	January 1, 2022	76,503	75,858	75,829
Subsidiary debt	6.88%	July 3, 2023	625	625	—
Senior notes	6.25%	February 15, 2037	250,000	247,017	246,906

Total debt			$1,355,213	$1,345,481	$1,021,869

(15) Junior Subordinated Debentures
Junior subordinated debentures consist of the following (the difference between the face value and the carrying value is unamortized discount):

(Dollars in thousands)			2009	2009	2008
Description	Rate	Maturity	Face Value	Carrying Value	Carrying Value
Company	6.75%	July 26, 2045	$250,000	$242,576	$242,367
Subsidiary	LIBOR + 3.75%	March 1, 2035	7,217	7,217	7,217

Total			$257,217	$249,793	$249,584

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
A subsidiary of the Company has $7,217,000 of outstanding subordinated debentures that mature in 2035 and that the Company expects to call for payment in March 2010.

(16) Income Taxes
Income tax expense consists of:

(Dollars in thousands)	Current Expense	Deferred Expense (Benefit)	Total

December 31, 2009:
Domestic	$116,777	$(56,325)	$60,452
Foreign	9,140	3,558	12,698

Total expense	$125,917	$(52,767)	$73,150

December 31, 2008:
Domestic	$77,650	$(63,630)	$14,020
Foreign	24,493	6,406	30,899

Total expense	$102,143	$(57,224)	$44,919

December 31, 2007:
Domestic	$313,803	$(8,227)	$305,576
Foreign	$15,018	$2,476	17,494

Total expense	$328,821	$(5,751)	$323,070

A reconciliation of the income tax expense and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

(Dollars in thousands)	2009	2008	2007

Computed “expected” tax expense	$133,781	$114,213	$382,337
Tax-exempt investment income	(64,886)	(71,614)	(67,128)
Change in valuation allowance	(887)	1,095	(7,604)
Impact of lower foreign tax rates	(551)	(4,319)	(1,074)
State and local taxes	1,175	2,349	2,904
Other, net	4,518	3,195	13,635

Total expense	$73,150	$44,919	$323,070

At December 31, 2009 and 2008, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(Dollars in thousands)	2009	2008

Deferred tax asset
Loss reserve discounting	$180,481	$178,788
Unrealized investments losses	—	83,324
Unearned premiums	109,099	118,691
Net operating loss carry forwards	1,076	2,395
Other-than-temporary impairments	73,818	80,963
Restricted stock units	30,526	25,797
Other	58,824	54,740

Gross deferred tax asset	453,824	544,698
Less valuation allowance	(2,226)	(3,113)

Deferred tax asset	451,598	541,585

Deferred tax liability
Amortization of intangibles	11,381	10,592
Deferred policy acquisition costs	122,116	129,475
Unrealized investment gains	111,692	—
Other	15,959	72,101

Deferred tax liability	261,148	212,168

Net deferred tax asset	$190,450	$329,417

The Company had a current tax payable of $27,187,000 at December 31, 2009 and a current income tax receivable of $76,491,000 at December 31, 2008. At December 31, 2009, the Company had foreign net operating loss carry forwards of $3,074,000, which expire beginning in 2010. In addition, the Company has a net foreign tax credit carry forward for U.S. income tax purposes in the amount of $2,225,000, which expires beginning in 2012. The Company has provided a full valuation allowance against this amount. The net change in the valuation relates primarily to these items. The statute of limitations has closed for the Company’s tax returns through December 31, 2004. The 2005 calendar year statute of limitations remains open as a result of the carry back of capital losses from the 2008 tax year.
The realization of the deferred tax asset is dependent upon the Company’s ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.
(17)	Dividends from Subsidiaries and Statutory Financial Information (unaudited)
The Company’s insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2010, the maximum amount of dividends which can be paid without such approval is approximately $384 million. Combined net income and policyholders’ surplus of the Company’s consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

(Dollars in thousands)	2009	2008	2007

Net income	$407,449	$377,347	$767,021
Policyholders’ surplus	$3,859,086	$3,322,389	$3,695,106

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
The National Association of Insurance Commissioners (“NAIC”) has risk-based capital (“RBC”) requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company’s mix of products and its balance sheet. As of December 31, 2009, all of the Company’s insurance subsidiaries have an RBC amount above the authorized control level RBC, as defined by the NAIC. The Company has certain guarantees that provide that RBC levels of certain subsidiaries will remain above their authorized control levels.
(18) Common Stockholders’ Equity
The weighted average number of shares used in the computation of basic net income per share was 160,357,000, 166,956,000 and 188,981,000 for 2009, 2008 and 2007, respectively. The weighted average number of shares used in the computations of diluted net income per share was 166,574,000, 173,454,000 and 196,698,000 for 2009, 2008 and 2007, respectively. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted net income per share is attributable entirely to the dilutive effect of stock-based compensation plans.
Changes in shares of common stock outstanding, net of treasury shares, are as follows:

(Amounts in thousands)	2009	2008	2007

Balance, beginning of year	161,467	180,321	192,772
Shares issued	1,467	1,823	3,680
Shares repurchased	(6,382)	(20,677)	(16,131)

Balance, end of year	156,552	161,467	180,321

(19) Fair Value of Financial Instruments
The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as of December 31, 2009 and 2008:

	2009		2008
(Dollars in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value

Assets:
Fixed maturity securities	$11,299,197	$13,308,207	$9,689,896	$9,691,636
Equity securities available for sale	401,367	401,367	383,750	383,750
Arbitrage trading account	465,783	465,783	119,485	119,485
Investment in arbitrage funds	83,420	83,420	73,435	73,435
Loans receivable	381,591	285,122	381,182	328,868
Cash and cash equivalents	515,430	515,430	1,134,835	1,134,835
Trading accounts receivable from brokers and clearing organizations	310,042	310,042	128,883	128,883
Due from broker	—	—	138,411	138,411
Liabilities:
Trading account securities sold but not yet purchased	143,885	143,885	23,050	23,050
Due to broker	5,612	5,612	—	—
Junior subordinated debentures	249,793	242,217	249,584	188,717
Senior notes and other debt	1,345,481	1,386,802	1,021,869	836,914
The estimated fair values of the Company’s fixed maturity securities, equity securities available for sale and arbitrage trading account securities are based on various valuation techniques. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for similar assets in active markets. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs may only be used to measure fair value to the extent that observable inputs are not available. The fair value of loans receivable are estimated by using current institutional purchaser yield requirements for loans with similar credit characteristics. The fair value of the senior notes and other debt and the junior subordinated debentures is based on spreads for similar securities.
(20) Lease Obligations
The Company and its subsidiaries use office space and equipment under leases expiring at various dates. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was $28,067,000, $23,802,000 and $21,438,000 for 2009, 2008 and 2007, respectively. Future minimum lease payments (without provision for sublease income) are: $26,574,000 in 2010; $21,979,000 in 2011; $17,075,000 in 2012; $13,792,000 in 2013 and $34,482,000 thereafter.
(21) Commitments, Litigation and Contingent Liabilities
The Company’s subsidiaries are subject to disputes, including litigation and arbitration, arising in the ordinary course of their insurance and reinsurance businesses. The Company’s estimates of the costs of settling such matters are reflected in its aggregate reserves for losses and loss expenses, and the Company does not believe that the ultimate outcome of such matters will have a material adverse effect on its financial condition or results of operations. However, adverse outcomes are possible and could negatively impact the Company’s financial condition and results of operations.
At December 31, 2009, the Company had commitments to invest up to $212 million in certain investment funds and a subsidiary of the Company had commitments to extend credit under future loan agreements and unused lines of credit up to $3 million.

(22) Stock Incentive Plan
The Company has a stock incentive plan under which 36,070,313 shares of common stock were reserved for issuance. Pursuant to the stock incentive plan, stock options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant. Stock options vest according to a graded schedule of 25%, 50%, 75% and 100% on the third, fourth, fifth and sixth year anniversary of grant date. Stock options expire on the tenth year anniversary of the grant date. The Company has not issued any stock options since 2004.
The following table summarizes stock option information:

	2009		2008		2007
	Shares	Price (a)	Shares	Price (a)	Shares	Price (a)

Outstanding at beginning of year	6,566,377	$9.06	8,384,422	$8.84	$12,088,263	$8.29
Exercised	860,074	5.93	1,780,705	8.00	3,664,659	7.01
Cancelled	5,751	10.85	37,340	9.40	39,182	11.49

Outstanding at year end	5,700,552	9.53	6,566,377	9.06	8,384,422	8.84

Options exercisable at year end	5,699,708	9.53	6,537,403	9.04	7,431,072	8.55

Stock available for future grant (b)	3,929,067		3,953,053		5,156,486

(a)	Weighted average exercise price.

(b)	Includes restricted stock units.
The following table summarizes information about stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
Range of		Remaining	Weighted		Average
Exercise	Number	Contractual	Average	Number	Exercise
Prices	Outstanding	Life (in years)	Price	Exercisable	Price

$0 to $5.00	562,362	0.27	$3.59	562,362	$3.59
$5.01 to $9.39	2,560,395	1.20	9.33	2,560,395	9.33
$9.40 to $17.62	2,577,795	2.40	11.03	2,576,951	11.02

Total	5,700,552	1.65	$9.53	5,699,708	$9.53

Pursuant to the stock incentive plan, the Company may also issue restricted stock units (RSUs) to officers of the Company and its subsidiaries. The RSUs generally vest five years from the award date and are subject to other vesting and forfeiture provisions contained in the award agreement. The following table summarizes RSU information for the three years ended December 31, 2009:

(Dollars in Thousands)	2009	2008	2007

RSUs granted:
Units	119,500	1,369,500	727,250
Fair value at grant date	$2,783	$33,847	$21,856
RSUs vested:
Units	1,287,943	1,008,198	—
RSUs cancelled:
Units	89,763	128,727	66,014
Fair value at grant date	$732	$2,213	$1,973
RSUs outstanding at end of period:
Units	3,713,025	4,971,231	4,738,656
Fair value at grant date	$144,150	$142,099	$110,465

The fair value of RSUs at the date of grant are recorded as unearned compensation, a component of stockholders’ equity, and expensed over the vesting period. Following is a summary of changes in unearned compensation for the three years ended December 31, 2009:

(Dollars in thousands)	2009	2008	2007

Unearned compensation at beginning of year	$68,503	$60,108	$59,555
RSUs granted, net of cancellations	1,947	31,634	19,883
RSUs expensed	(23,649)	(23,239)	(19,330)

Unearned compensation at end of year	$46,801	$68,503	$60,108

(23) Compensation Plans
The Company and its subsidiaries have profit sharing plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary’s profitability. Employees become eligible to participate in the profit sharing plans on the first day of the month following the first full three months in which they are employed. The plans provide that 40% of the contributions vest immediately and that the remaining 60% vest at varying percentages based upon years of service. Profit sharing expense amounted to $25,785,000, $25,847,000 and $27,241,000 for 2009, 2008 and 2007, respectively. The Company’s foreign subsidiaries provide pension benefits in accordance with local regulations. The pension expense for these foreign subsidiaries amounted to $2,547,000, $1,474,000 and $796,000 for 2009, 2008 and 2007, respectively.
The Company has a Long-Term Incentive Compensation Plan (“LTIP”) that provides for incentive compensation to key executives based on the growth in the Company’s book value per share over a five year period. In 2004, the Company awarded 100,000 participants units (“Units”) that achieved their maximum value of $250 per Unit in 2007. Compensation expense related to the 2004 grant (net of forfeitures) was $4,495,000 in 2007. In 2006, the Company awarded 129,000 Units with a maximum value of $250 per Unit. Compensation expense related to the 2006 grant was $3,816,000, $3,554,000 and $10,282,000 in 2009, 2008 and 2007, respectively. In 2008, the Company awarded 164,500 units with a maximum value of $250 per unit. Compensation expense related to the 2008 grant was $3,747,000 and $3,644,000 in 2009 and 2008, respectively.
(24) Retirement Benefits
The Company has an unfunded noncontributory defined benefit plan that covers its chief executive officer and chairman of the board. The plan was amended on December 17, 2007 to provide that the benefits payments shall commence on the earliest of (i) January 2, 2014, (ii) the date of death or (iii) a change in control of the Company. The discount rate used to derive the projected benefit obligation and related retirement expense was 5.83% in 2009 and 6.95% in 2008. The discount rate assumption used to determine the benefit obligation for 2009 was based on a yield curve approach. Under this approach, a weighted average yield is determined from a hypothetical portfolio of AA bonds. Following is a summary of the projected benefit obligation as of December 31, 2009 and 2008:

(Dollars in thousands)	2009	2008

Projected benefit obligation:
Beginning of year	$37,851	$37,165
Interest cost	2,631	2,416
Actuarial gain (loss)	5,407	(1,730)

End of year	$45,889	$37,851

Following is a summary of the amounts recognized in accumulated other comprehensive income (loss) as of December 31, 2009 and 2008:

(Dollars in thousands)	2009	2008

Net actuarial loss	$6,254	$846
Prior service cost	18,082	21,106

Net pension asset	$24,336	$21,952

The components of net periodic pension benefit cost are as follows:

(Dollars in thousands)	2009	2008	2007

Components of net periodic benefit cost:
Interest cost	$2,631	$2,416	$1,753
Amortization of unrecognized:
Prior service costs	3,023	3,023	1,267
Net actuarial loss	—	—	352

Net periodic pension cost	$5,654	$5,439	$3,372

The changes in plan assets and projected benefit obligation recognized in other comprehensive income (loss) are as follows:

(Dollars in thousands)	2009	2008

Changes in plan assets and projected benefit obligation:
Net actuarial gain	$5,407	$(1,730)
Amortization of:
Prior service costs	(3,023)	(3,023)

Total recognized in other comprehensive income (loss)	$2,384	$(4,753)

The estimated prior service cost that will be amortized from accumulated other comprehensive income (loss) into periodic benefit cost during 2010 is $3,010,000.
(25) Supplemental Financial Statement Data
Other operating costs and expenses consist of the following:

(Dollars in thousands)	2009	2008	2007

Amortization of deferred policy acquisition costs	$903,154	$998,539	$1,002,367
Other underwriting expenses	345,309	305,012	328,152
Service company expenses	78,331	87,397	90,561
Net foreign currency (gains) losses	4,213	(23,213)	(2,731)
Other costs and expenses	109,831	107,430	112,638

Total	$1,440,838	$1,475,165	$1,530,987

(26) Industry Segments
The Company’s operations are presently conducted in five segments of the insurance business: specialty, regional, alternative markets, reinsurance and international.
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
Our international segment offers personal and commercial property casualty insurance in, South America and commercial insurance in the United Kingdom, Continental Europe and reinsurance in Australia, Southeast Asia and Canada.
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

	Revenues
		Investment			Pre-tax	Net
	Earned	Income and			Income	Income
(Dollars in thousands)	Premiums	Funds	Other	Total	(Loss)	(Loss)

December 31, 2009:
Specialty	$1,354,355	$125,351	$3,560	$1,483,266	$220,906	$167,732
Regional	1,116,871	57,530	2,725	1,177,126	106,078	80,031
Alternative markets	597,932	83,719	87,032	768,683	162,875	121,993
Reinsurance	411,511	75,505	—	487,016	86,358	70,675
International	325,180	26,767	—	351,947	22,719	14,676
Corporate, other and eliminations (1)		10,136	191,412	201,548	(178,298)	(121,176)
Net investment losses		—	(38,408)	(38,408)	(38,408)	(24,874)

Consolidated	$3,805,849	$379,008	$246,321	$4,431,178	$382,230	$309,057

December 31, 2008:
Specialty	$1,618,915	$188,120	$3,778	$1,810,813	$375,429	$271,156
Regional	1,237,258	80,538	—	1,317,796	108,719	82,281
Alternative markets	626,858	105,674	99,090	831,622	201,879	146,460
Reinsurance	519,717	116,046	—	635,763	117,946	93,399
International	286,832	35,184	—	322,016	52,943	36,162
Corporate, other and eliminations (1)	—	7,918	139,811	147,729	(173,663)	(116,359)
Net investment losses	—	—	(356,931)	(356,931)	(356,931)	(231,958)

Consolidated	$4,289,580	$533,480	$(114,252)	$4,708,808	$326,322	$281,141

December 31, 2007:
Specialty	$1,772,547	$233,080	$400	$2,006,027	$516,931	$359,313
Regional	1,250,914	96,886	—	1,347,800	215,228	149,587
Alternative markets	651,909	125,698	97,292	874,899	248,080	173,822
Reinsurance	740,439	153,416	—	893,855	178,302	131,238
International	247,892	36,666	—	284,558	44,457	29,386
Corporate, other and eliminations (1)	—	26,914	104,648	131,562	(160,302)	(109,341)
Net investment gains	—	—	49,696	49,696	49,696	32,234

Consolidated	$4,663,701	$672,660	$252,036	$5,588,397	$1,092,392	$766,239

Identifiable assets by segment are as follows (dollars in thousands):

December 31,	2009	2008

Specialty	$5,589,666	$5,391,602
Regional	2,741,269	2,615,674
Alternative markets	3,643,214	3,464,953
Reinsurance	3,142,017	2,849,119
International	1,118,994	879,271
Corporate, other and eliminations (1)	1,093,436	920,539

Consolidated	$17,328,596	$16,121,158

(1)	Corporate, other and eliminations represent corporate revenues and expenses, net investment gains and losses and other items that are not allocated to business segments.

Net premiums earned by major line of business are as follows:

(Dollars in thousands)	2009	2008	2007

Specialty
Premises operations	$449,120	$596,314	$730,874
Commercial automobile	189,501	268,438	277,170
Products liability	131,713	183,786	228,749
Property	199,746	208,534	210,791
Professional liability	173,201	155,967	155,171
Other	211,074	205,876	169,792

Total specialty	1,354,355	1,618,915	1,772,547

Regional
Commercial multiple peril	405,552	455,366	474,574
Commercial automobile	322,445	361,793	364,467
Workers’ compensation	229,066	250,770	251,774
Other	159,808	169,329	160,099

Total regional	1,116,871	1,237,258	1,250,914

Alternative Markets
Excess workers’ compensation	252,196	289,764	311,786
Primary workers’ compensation	242,259	243,571	250,628
Other	103,477	93,523	89,495

Total alternative markets	597,932	626,858	651,909

Reinsurance
Casualty	323,479	444,606	609,398
Property	88,032	75,111	131,041

Total reinsurance	411,511	519,717	740,439

International	325,180	286,832	247,892

Total	$3,805,849	$4,289,580	$4,663,701

(27) Quarterly Financial Information (unaudited)
The following is a summary of quarterly financial data (in thousands except per share data):

	2009
Three months ended	March 31		June 30	September 30	December 31

Revenues	$963,621		$1,155,098	$1,136,309	$1,176,150
Net income (loss)	(20,346)		97,387	97,722	134,294
Net income (loss) per share (a)
Basic	(0.13	) (b)	0.61	0.61	0.84
Diluted
	(0.13	) (b)	0.59	0.59	0.81

	2008
Three months ended	March 31	June 30	September 30		December 31

Revenues	$1,375,204	$1,199,139	$1,055,630		$1,078,835
Net income (loss)	188,438	80,257	(27,880)		40,326
Net income (loss) per share (a)
Basic	1.07	0.48	(.17	) (c)	0.25
Diluted	1.03	0.46	(.17	) (c)	0.24

(a)	Net income (loss) per share (“EPS”) in each quarter is computed using the weighted-average number of shares outstanding during that quarter, while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters EPS does not necessarily equal the full-year EPS.

(b)	For the three months ended March 31, 2009, the anti-dilutive effects of 7,001,000 potential common shares outstanding were excluded from the outstanding diluted shares due to the first quarter loss.

(c)	For the three months ended September 30, 2008, the anti-dilutive effects of 6,086,000 potential common shares outstanding were excluded from the outstanding diluted shares due to the third quarter loss.