Form 10-K, Exhibit 13
period 2010-12-31
BERKLEY W R CORP
filed 2011-02-28
CIK 11544

Exhibit 13

FINANCIAL DATA

	Years Ended December 31,
	2010	2009	2008	2007	2006
	(Amounts in thousands, except per share data)

Net premiums written	$3,850,926	$3,730,095	$4,033,899	$4,575,989	$4,818,993
Net premiums earned	3,835,582	3,805,849	4,289,580	4,663,701	4,692,622
Net investment income	538,698	552,561	537,033	634,386	549,030
Income (losses) from investment funds	(8,173)	(173,553)	(3,553)	38,274	37,145
Insurance service fees	85,405	93,245	102,856	97,689	104,812
Net investment gains (losses)	56,581	(38,408)	(356,931)	49,696	9,648
Revenues from wholly-owned investees	214,454	189,347	137,280	102,846	—
Total revenues	4,724,069	4,431,178	4,708,808	5,588,397	5,394,831
Interest expense	106,969	87,989	84,623	88,996	92,522
Income before income taxes	603,305	382,230	326,322	1,092,392	988,645
Income tax expense	(153,739)	(73,150)	(44,919)	(323,070)	(286,398)
Noncontrolling interests	(279)	(23)	(262)	(3,083)	(2,729)
Net income to common stockholders	449,287	309,057	281,141	766,239	699,518
Data per common share:
Net income per basic share	3.02	1.93	1.68	4.05	3.65
Net income per diluted share	2.90	1.86	1.62	3.90	3.46
Stockholders’ equity	26.26	22.97	18.87	19.92	17.30
Cash dividends declared	0.27	0.24	0.23	0.20	0.16
Weighted average shares outstanding:
Basic	148,752	160,357	166,956	188,981	191,809
Diluted	155,081	166,574	173,454	196,698	201,961
Balance sheet data as of year end:
Investments	$12,995,393	$13,050,238	$11,143,281	$11,956,717	$11,172,684
Total assets	17,528,547	17,328,596	16,121,158	16,820,005	15,656,489
Reserves for losses and loss expenses	9,016,549	9,071,671	8,999,596	8,678,034	7,784,269
Junior subordinated debentures	242,784	249,793	249,584	249,375	241,953
Senior notes and other debt	1,500,419	1,345,481	1,021,869	1,121,793	869,187
Common stockholders’ equity	3,702,876	3,596,067	3,046,319	3,592,368	3,335,159

PAST PRICES OF COMMON STOCK

The common stock of the Company is traded on the New York Stock Exchange under the symbol “WRB”.

			Dividends
	Price Range		Declared
	High	Low	per Share

2010
Fourth Quarter	$28.83	$26.19	$0.07
Third Quarter	27.66	25.63	0.07
Second Quarter	28.13	25.69	0.07
First Quarter	26.75	23.89	0.06
2009
Fourth Quarter	$26.15	$23.30	$0.06
Third Quarter	26.26	20.82	0.06
Second Quarter	25.18	21.05	0.06
First Quarter	31.07	18.59	0.06

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

W. R. Berkley Corporation is an insurance holding company that is among the largest commercial lines writers in the United States and operates in five business segments: specialty, regional, alternative markets, reinsurance and international. Our decentralized structure provides us with the flexibility to respond to local or specific market conditions and to pursue specialty business niches. It also allows us to be closer to our customers in order to better understand their individual needs and risk characteristics. While providing our business units with certain operating autonomy, our structure allows us to capitalize on the benefits of economies of scale through centralized capital, investment and reinsurance management, and actuarial, financial and corporate legal staff support. The Company’s primary sources of revenues and earnings are its insurance operations and its investments.

Nineteen of our operating units have been formed since 2006 to capitalize on various business opportunities. These newer units are focused on important parts of the economy in the U.S., including healthcare, energy and agriculture, and on growing international markets, including Australia, Southeast Asia and South America.

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

Beginning in 2005, the property casualty insurance became more competitive and insurance rates decreased across most business lines. Increased competition and the impact of the economic downturn also put pressure on policy terms and conditions. Although price levels were generally stable in 2009 and 2010, current market price levels for certain lines of business remain below the prices required for the Company to achieve its return objectives. As property casualty insurance became more competitive, insurance rates decreased across most business lines from 2005 through 2008. Although this trend began to moderate in 2009 and pricing has stabilized in most areas, current market price levels for certain lines of business remain below the prices required for the Company to achieve its return objectives. Price changes are reflected in the Company’s results over time as premiums are earned.

The Company’s profitability is also affected by its investment income. The Company’s invested assets, which are derived from its own capital and cash flow from its insurance business, are invested principally in fixed maturity securities. The return on fixed maturity securities is affected primarily by general interest rates, which are at historically low levels, as well as the credit quality and duration of the securities. The Company also invests in equity securities, merger arbitrage, private equity investments and real estate related investments.

Critical Accounting Estimates

The following presents a discussion of accounting policies and estimates relating to reserves for losses and loss expenses, assumed premiums and other-than-temporary impairments of investments. Management believes these policies and estimates are the most critical to its operations and require the most difficult, subjective and complex judgments.

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

Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claim administration will cost. While the methods for establishing reserves are well tested over time, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management’s assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors, including the actions of third parties which are beyond the Company’s control. These variables are affected by external and internal events, such as inflation and economic volatility, judicial and litigation trends, reinsurance coverage, legislative changes and claim handling and reserving practices, which make it more difficult to accurately predict claim costs. The inherent uncertainties of estimating reserves are greater for certain types of liabilities where long periods of time elapse before a definitive determination of liability is made. Because setting reserves is inherently uncertain, the Company cannot provide assurance that its current reserves will prove adequate in light of subsequent events.

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

The key assumptions used in calculating the most recent estimate of the loss reserves are reviewed each quarter and adjusted, to the extent necessary, to reflect historical changes, current trends and other factors observed. If the actual level of loss frequency and severity are higher or lower than expected, the ultimate losses will be different than management’s estimate. The following table reflects the impact of changes (which could be favorable or unfavorable) in frequency and severity on our loss estimate for claims occurring in 2010 (dollars in thousands):

	Frequency (+/-)
Severity (+/-)	1%	5%	10%

1%	50,450	151,851	278,603
5%	151,851	257,268	389,040
10%	278,603	389,040	527,086

Our net reserves for losses and loss expenses of $8.0 billion as of December 31, 2010 relate to multiple accident years. Therefore, the impact of changes in frequency or severity for more than one accident year could be higher or lower than the amounts reflected above.

Approximately $1.5 billion, or 19%, of the Company’s net loss reserves as of December 31, 2010 relate to our reinsurance segment. There is a higher degree of uncertainty and greater variability regarding estimates of assumed loss reserves because those estimates are based, in part, upon information received from ceding companies. If information received from ceding companies is not timely or correct, the Company’s estimate of ultimate losses may not be accurate. Furthermore, due to delayed reporting of claim information by ceding companies, the claim settlement tail for assumed reinsurance is extended. Management considers the impact of delayed reporting in its selection of assumed loss development factors.

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

Following is a summary of the Company’s reserves for losses and loss expenses by business segment as of December 31, 2010 and 2009:

	2010	2009
	(Dollars in thousands)

Specialty	$2,883,823	$2,972,562
Regional	1,285,004	1,341,451
Alternative markets	1,867,470	1,771,114
Reinsurance	1,507,353	1,699,052
International	455,871	363,603

Net reserves for losses and loss expenses	7,999,521	8,147,782
Ceded reserves for losses and loss expenses	1,017,028	923,889

Gross reserves for losses and loss expenses	$9,016,549	$9,071,671

Following is a summary of the Company’s net reserves for losses and loss expenses by major line of business as of December 31, 2010 and 2009:

	Reported Case	Incurred But
	Reserves	Not Reported	Total
	(Dollars in thousands)

December 31, 2010
General liability	$873,553	$2,038,814	$2,912,367
Workers’ compensation	1,188,117	1,022,331	2,210,448
Commercial automobile	325,686	173,247	498,933
International	195,981	259,890	455,871
Other	158,794	255,755	414,549

Total primary	2,742,131	3,750,037	6,492,168
Reinsurance	639,997	867,356	1,507,353

Total	$3,382,128	$4,617,393	$7,999,521

December 31, 2009
General liability	$845,889	$2,159,611	$3,005,500
Workers’ compensation	1,094,800	1,019,552	2,114,352
Commercial automobile	393,534	196,060	589,594
International	145,807	217,796	363,603
Other	143,336	232,345	375,681

Total primary	2,623,366	3,825,364	6,448,730
Reinsurance	688,593	1,010,459	1,699,052

Total	$3,311,959	$4,835,823	$8,147,782

Reserves for primary and excess workers’ compensation business are net of an aggregate net discount of $898 million and $877 million as of December 31, 2010 and 2009, respectively.

The following table presents development in our estimate of claims occurring in prior years:

	For the Year
	Ended December 31,
	2010	2009
	(Dollars in thousands)

Favorable reserve development:
Specialty	$99,447	$75,501
Regional	83,732	52,294
Alternative markets	22,158	49,346
Reinsurance	46,816	49,040
International	1,095	7,827

Total favorable reserve development	253,248	234,008

Premium offsets(1):
Specialty	(134)	(6,598)
Alternative markets	1,485	(4,174)
Reinsurance	(20,558)	(33,036)

Net development	$234,041	$190,200

(1)	Represents portion of reserve development that was offset by an increase (decrease) in earned premiums.

For the year ended December 31, 2010, estimates for claims occurring in prior years decreased by $253 million, before premium offsets, and by $234 million, net of premium offsets. The favorable reserve development in 2010 was primarily attributable to accident years 2005 through 2009, partially offset by unfavorable reserve development in earlier years. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.

Specialty — The majority of the favorable reserve development for the specialty segment during 2010 and 2009 was associated with excess and surplus (“E&S”) business. E&S insurers are free from rate and form regulation and generally charge higher rates for business than those that are charged in the “standard” market. Beginning in 2003, the E&S business began to experience improved claim frequency (i.e., a lower number of reported claims per unit of exposure). One reason for the lower number of claims was the Company’s introduction of more restrictive policy language which included additional exclusions that eliminated claims that would have previously been covered, particularly for the Company’s building contractor business. In addition, as standard carriers tightened their underwriting criteria, the Company benefited from an influx of accounts from the standard market to the E&S market during these years. The more restrictive policy language and the influx of standard market business resulted in an improved risk profile within the E&S business and a reduction in loss costs that was not expected at the time loss reserves were initially established. We began to recognize those trends in 2007 and have continued to reduce our estimates of ultimate claim costs since then as the magnitude of the frequency trends has become more evident. The favorable reserve development in 2010 was primarily attributable to accident years 2006 through 2009. The favorable reserve development in 2009 was primarily attributable to accident years 2004 through 2007.

Regional — The favorable reserve development for the regional segment during 2010 was primarily related to commercial multi-peril, commercial automobile and workers’ compensation business. The favorable reserve development resulted mainly from lower loss emergence on known case reserves relative to historical levels. The favorable reserve development also reflects lower than anticipated claim frequency on commercial automobile business, which the Company believes is due, in part, to a reduction in miles driven by insured vehicles as a result of the economic downturn. The favorable reserve development in 2010 was primarily attributable to accident years 2007 through 2009.

Alternative Markets — The favorable reserve development for the alternative markets segment during 2010 and 2009 was primarily related to workers’ compensation business written in California and to medical excess business. From 2003 to 2005, the State of California enacted various legislative reforms whose impact on workers’ compensation costs was uncertain at the time. As actual claims data has emerged, and interpretation of the reforms through case law has evolved, it has become clear that the impact of the reforms was greater than initially expected, resulting in favorable reserve development.

The Company began its excess medical business in 2002, and its initial loss estimates were based primarily on industry data and benchmarks. As the Company’s excess medical business has matured, the Company has been able to use its own database and experience to estimate loss reserves. The Company’s database and experience indicate that losses are likely to be lower than what was expected when loss reserves were initially established. The favorable reserve development in 2010 and 2009 resulted from a continuation of those trends.

Reinsurance — Estimates for claims occurring in prior years decreased by $26 million, net of premium offsets during 2010. The majority of the favorable development for the reinsurance segment during 2010 was related to the Company’s participation in a Lloyd’s of London syndicate. The favorable development resulted from a re-evaluation of the syndicate’s loss reserves for underwriting years 2008 through 2009 in connection with its annual year-end review of loss reserves that was completed in the first quarter of 2010.

Loss Reserve Discount — The Company discounts its liabilities for excess and assumed workers’ compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company’s loss payout experience. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of

Insurance of the State of Delaware of 2.5%. As of December 31, 2010, the aggregate blended discount rates ranged from 2.5% to 6.5%, with a weighted average discount rate of 4.4%. The aggregate net discount, after reflecting the effects of ceded reinsurance, was $898 million and $877 million as of December 31, 2010 and 2009, respectively.

Assumed Reinsurance Premiums. The Company estimates the amount of assumed reinsurance premiums that it will receive under treaty reinsurance agreements at the inception of the contracts. These premium estimates are revised as the actual amount of assumed premiums is reported to the Company by the ceding companies. As estimates of assumed premiums are made or revised, the related amount of earned premium, commissions and incurred losses associated with those premiums are recorded. Estimated assumed premiums receivable were approximately $58 million at December 31, 2010 and 2009. The assumed premium estimates are based upon terms set forth in the reinsurance agreement, information received from ceding companies during the underwriting and negotiation of the agreement, reports received from ceding companies and discussions and correspondence with reinsurance intermediaries. The Company also considers its own view of market conditions, economic trends and experience with similar lines of business. These premium estimates represent management’s best estimate of the ultimate amount of premiums to be received under its assumed reinsurance agreements.

Other-Than-Temporary Impairments (OTTI) of Investments. The cost of securities is adjusted where appropriate to include a provision for decline in value which is considered to be other-than-temporary. An other-than-temporary decline is considered to occur in investments where there has been a sustained reduction in fair value and where the Company does not expect the fair value to recover prior to the time of sale or maturity. Since equity securities do not have a contractual cash flow or maturity, the Company considers whether the price of an equity security is expected to recover within a reasonable period of time.

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

Fixed Maturity Securities — For securities that we intend to sell or, more likely than not, would be required to sell, a decline in value below amortized cost is considered to be OTTI. The amount of OTTI is equal to the difference between amortized cost and fair value at the balance sheet date. For securities that we do not intend to sell or expect to be required to sell, a decline in value below amortized cost is considered to be an OTTI if we do not expect to recover the entire amortized cost basis of a security (i.e., the present value of cash flows expected to be collected is less than the amortized cost basis of the security).

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

Impairment assessments for structured securities, including mortgage-backed securities and asset-backed securities, collateralized debt obligations and corporate debt, are generally evaluated based on the performance of the underlying collateral under various economic and default scenarios that may involve subjective judgments and estimates by management. Modeling these securities involves various factors, such as projected default rates, the nature and realizable value of the collateral, if any, the ability of the issuer to make scheduled payments, historical performance and other relevant economic and performance factors. If an OTTI determination is made, a discounted cash flow analysis is used to ascertain the amount of the credit impairment.

The following table provides a summary of all fixed maturity securities in an unrealized loss position as of December 31, 2010:

	Number of	Aggregate	Unrealized
	Securities	Fair Value	Loss
	(Dollars in thousands)

Unrealized loss less than 20% of amortized cost	280	$2,021,852	$75,686
Unrealized loss of 20% or greater:
Twelve months and longer	11	51,819	19,322

Total	291	$2,073,671	$95,008

A summary of the Company’s non-investment grade fixed maturity securities that were in an unrealized loss position at December 31, 2010 is presented in the table below:

			Gross
	Number of	Aggregate	Unrealized
	Securities	Fair Value	Loss
	(Dollars in thousands)

Unrealized loss less than $5 million:
Mortgage-backed securities	12	$91,747	$7,835
Corporate	12	77,265	5,068
State and municipal	3	28,590	3,854
Unrealized loss $5 million or more Mortgage-backed security(1)	1	31,450	5,550

Total	28	$229,052	$22,307

(1)	This investment is secured by 95 properties comprising approximately 30 million square feet of office space located primarily in Boston, Northern California and Los Angeles. The current debt maturity of February 2012 can be extended at the borrower’s option through February 2014 provided that there is no continuing default. The Company believes the amount of outstanding debt for the Company’s debt layer and all debt layers senior to the Company’s debt layer to be below the current fair values for the underlying properties. Based on the portfolio’s stable performance (e.g., occupancy rates, lease terms and debt service coverage) and on there being substantial subordinate capital, the Company does not consider the investment to be OTTI.

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

Preferred Stocks — At December 31, 2010, there were eight preferred stocks in an unrealized loss position, with an aggregate fair value of $104 million and a gross unrealized loss of $11 million. Three of those preferred stocks with an aggregate fair value of $15 million and a gross unrealized loss of $5 million are rated non-investment grade. The Company does not consider any of the preferred stocks to be OTTI.

Common Stocks — At December 31, 2010, there were four common stocks in an unrealized loss position with an aggregate fair value of $59 million and an aggregate unrealized loss of $1 million. The Company does not consider any of these securities to be OTTI.

Loans Receivable — The Company monitors the performance of its loans receivable, including current market conditions for each loan and the ability to collect principal and interest. For loans where the Company determines it is probable that the contractual terms will not be met, a valuation reserve is established with a corresponding charge to net realized capital losses. Loans receivable are reported net of a valuation reserve of $20 million and $14 million at December 31, 2010 and 2009, respectively.

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

The following table summarizes pricing methods for fixed maturity securities available for sale as of December 31, 2010 (dollars in thousands):

	Carrying	Percent
	Value	of Total

Pricing source:
Independent pricing services	$10,590,625	95.5%
Syndicate manager	100,125	0.9%
Directly by the Company based on:
Observable data	315,698	2.8%
Cash flow model	86,711	0.8%

Total	$11,093,159	100.0%

Independent pricing services — The vast majority of the Company’s fixed maturity securities available for sale were priced by independent pricing services (generally one U.S. pricing service plus additional pricing services with respect to a limited number of foreign securities held by the Company). The prices provided by the independent pricing services are generally based on observable market data in active markets (e.g., broker quotes and prices observed for comparable securities). The determination of whether markets are active or inactive is based upon the volume and level of activity for a particular asset class. The Company reviews the prices provided by pricing services for reasonableness based upon current trading levels for similar securities. If the prices appear unusual to the Company, they are re-examined and the value is either confirmed or revised. In addition, the Company periodically performs independent price tests of a sample of securities to ensure proper valuation and to verify our understanding of how securities are priced. As of December 31, 2010, the Company did not make any adjustments to the prices provided by the pricing services. Based upon the Company’s review of the methodologies used by the independent pricing services, these securities were classified as Level 2.

Syndicate manager — The Company has a 15% participation in a Lloyd’s syndicate, and the Company’s share of the securities owned by the syndicate is priced by the syndicate’s manager. The majority of the securities are liquid, short duration fixed maturity securities. The Company reviews the syndicate manager’s pricing methodology and audited financial statements and holds discussions with the syndicate manager as necessary to confirm its understanding and agreement with security prices. Based upon the Company’s review of the methodologies used by the syndicate manager, these securities were classified as Level 2.

Observable data — If independent pricing is not available, the Company prices the securities directly. Prices are based on observable market data where available, including current trading levels for similar securities and non-binding quotations from brokers. The Company generally requests two or more quotes. If more than one quote is received, the Company sets a price within the range of quotes received based on its assessment of the credibility of the quote and its own evaluation of the security. The Company generally does not adjust quotes obtained from brokers. Since these securities were priced based on observable data, they were classified as Level 2.

Cash flow model — If the above methodologies are not available, the Company prices securities using a discounted cash flow model based upon assumptions as to prevailing credit spreads, interest rates and interest rate volatility, time to maturity and subordination levels. Discount rates are adjusted to reflect illiquidity where appropriate. These securities were classified as Level 3.

Results of Operations for the Years Ended December 31, 2010 and 2009

Business Segment Results

Following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and United States Generally Accepted Accounting Principles (“GAAP”) combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2010 and 2009. The GAAP combined ratio represents a measure of underwriting profitability, excluding investment income. A GAAP combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit.

	2010	2009
	(Dollars in thousands)

Specialty
Gross premiums written	$1,525,856	$1,464,205
Net premiums written	1,311,831	1,260,451
Premiums earned	1,288,373	1,354,355
Loss ratio	58.3%	61.9%
Expense ratio	32.7%	31.1%
GAAP combined ratio	91.0%	93.0%

Regional
Gross premiums written	$1,160,136	$1,229,786
Net premiums written	1,044,347	1,081,100
Premiums earned	1,066,922	1,116,871
Loss ratio	60.7%	61.4%
Expense ratio	35.9%	34.2%
GAAP combined ratio	96.6%	95.6%

Alternative Markets
Gross premiums written	$702,717	$664,749
Net premiums written	582,045	589,637
Premiums earned	608,191	597,932
Loss ratio	67.6%	63.4%
Expense ratio	25.6%	25.8%
GAAP combined ratio	93.2%	89.2%

Reinsurance
Gross premiums written	$425,297	$455,968
Net premiums written	401,239	423,425
Premiums earned	419,356	411,511
Loss ratio	52.5%	57.9%
Expense ratio	41.0%	39.1%
GAAP combined ratio	93.5%	97.0%

International
Gross premiums written	$602,071	$438,731
Net premiums written	511,464	375,482
Premiums earned	452,740	325,180
Loss ratio	61.8%	59.9%
Expense ratio	40.4%	40.2%
GAAP combined ratio	102.2%	100.1%

Consolidated
Gross premiums written	$4,416,077	$4,253,439
Net premiums written	3,850,926	3,730,095
Premiums earned	3,835,582	3,805,849
Loss ratio	60.2%	61.4%
Expense ratio	34.3%	32.8%
GAAP combined ratio	94.5%	94.2%

Net Income to Common Stockholders. The following table presents the Company’s net income to common stockholders and net income per diluted share for the years ended December 31, 2010 and 2009 (amounts in thousands, except per share data):

	2010	2009

Net income to common stockholders	$449,287	$309,057
Weighted average diluted shares	155,081	166,574
Net income per diluted share	$2.90	$1.86

The Company reported net income of $449 million in 2010 compared to $309 million in 2009. The increase in net income was primarily due to lower losses from investment funds ($8 million in 2010 compared with $174 million in 2009) and lower other-than-temporary investment impairments ($9 million in 2010 compared with $143 million in 2009). The number of weighted average diluted shares decreased as a result of the Company’s repurchases of its common stock in 2010 and 2009.

Premiums. Gross premiums written were $4,416 million in 2010, an increase of 4% from $4,253 million in 2009. The increase in gross premiums written was primarily due to growth in international business as a result of expansion into new markets. Approximately 76.9% of policies expiring in 2010 were renewed, about the same as the 76.8% renewal rate for policies expiring in 2009. The average price of policies renewed in 2010 declined 0.3% from the same period in 2009.

Beginning in 2005, the property casualty insurance became more competitive and insurance rates decreased across most business lines. Although price levels were generally stable in 2009 and 2010, current market price levels for certain lines of business remain below the prices required for the Company to achieve its return objectives. Disparities between the Company’s price levels and the pricing available in the market resulted in significant declines in gross premiums written for other liability, commercial automobile, excess workers’ compensation and reinsurance during 2009 and 2010. These declines have been more than offset by increased premiums from new business units (those units that began operations since 2006) and expansion into new markets. A summary of gross premiums written in 2010 compared with 2009 by line of business within each business segment follows:

•	Specialty gross premiums increased by 4% to $1,526 million in 2010 from $1,464 million in 2009. Gross premiums written increased 12% for property lines, 6% for professional liability and 2% for other liability and decreased 18% for commercial automobile and 17% for products liability.

•	Regional gross premiums decreased by 6% to $1,160 million in 2010 from $1,230 million in 2009. Gross premiums written decreased 6% for workers’ compensation, 6% for commercial automobile and 3% for commercial multiple peril. Gross premiums include assigned risk premiums, which are fully reinsured, of $36 million in 2010 and $66 million in 2009. The decrease in assigned risk premiums was due to the transfer of certain assigned risk premiums from the regional segment to the alternative markets segment in 2010.

•	Alternative markets gross premiums increased by 6% to $703 million in 2010 from $665 million in 2009. Gross premiums written decreased 16% for excess workers’ compensation and increased by 1% for primary workers’ compensation. Gross premiums include fully reinsured assigned risk premiums of $67 million in 2010 and $24 million in 2009. The increase is primarily due to the transfer from the regional segment described above.

•	Reinsurance gross premiums decreased by 7% to $425 million in 2010 from $456 million in 2009. Gross premiums written decreased 10% to $288 million for casualty business and increased 1% to $137 million for property business.

•	International gross premiums increased by 37% to $602 million in 2010 from $439 million in 2009. The increase is primarily due to an increase in business written by our recently started operations in Canada, Norway and Brazil and our Lloyd’s syndicate. Gross premiums written increased 144% for property lines, 30% for liability lines, 24% for workers’ compensation, 20% for reinsurance assumed, 6% for auto and 1% for professional liability.

Net premiums written were $3,851 million in 2010, an increase of 3% from $3,730 million in 2009. Ceded reinsurance premiums as a percentage of gross written premiums increased to 13% in 2010 from 12% in 2009. The increase was primarily related to recently started operating units, which have a higher ceded premium percentage than mature operating units due to differences in the limits and risk profiles of their business.

Premiums earned increased 1% to $3,836 million in 2010 from $3,806 million in 2009. Insurance premiums are primarily earned on a pro rata basis ratably over the policy term, and premiums earned in 2010 are related to business written during both 2010 and 2009.

Net Investment Income. Following is a summary of net investment income for 2010 and 2009:

			Average Annualized
	Amount		Yield
	2010	2009	2010	2009
	(Dollars in thousands)

Fixed maturity securities, including cash	$501,750	$495,140	4.1%	4.2%
Arbitrage trading account and funds	28,847	40,714	6.3%	10.8%
Equity securities available for sale	11,661	20,295	3.5%	6.1%

Gross investment income	542,258	556,149	4.2%	4.4%
Investment expenses	(3,560)	(3,588)

Total	$538,698	$552,561	4.1%	4.4%

Net investment income decreased 3% to $539 million in 2010 from $553 million in 2009. The decrease in investment income is due to a decline in the average yield, partially offset by an increase in average invested assets. Average invested assets, at cost (including cash and cash equivalents) were $12.9 billion in 2010 and $12.5 billion in 2009. The decrease in net investment income from equity securities reflects both a lower average annualized yield and a decline in the average amount invested in equity securities in 2010 compared with 2009. Investment income from merger arbitrage is a function of the number and value of announced merger transactions and the amount invested in and potential spreads available for those transactions.

Losses from Investment Funds.  Following is a summary of income (losses) from investment funds (which are reported on a one-quarter lag) for 2010 and 2009:

	2010	2009
	(Dollars in thousands)

Real estate funds	$(4,766)	$(159,569)
Energy funds	996	(13,227)
Other funds	(4,403)	(757)

Total	$(8,173)	$(173,553)

Losses from investment funds decreased to $8 million in 2010 from $174 million in 2009, primarily as a result of lower losses from real estate funds. The real estate funds, which had an aggregate carrying value of $226 million at December 31, 2010, invest in commercial real estate loans and securities as well as direct property ownership. In 2009, asset values were impacted by general deterioration of real estate fundamentals coupled with the absence of a refinancing market and an increase in non-performing assets. Although these market conditions have moderated, a large number of real estate projects remain over-leveraged and face near-term refinancing pressure.

Insurance Service Fees. Insurance service fees consist of fee-based services to help clients develop and administer self-insurance programs, primarily for workers’ compensation coverage. Service fees decreased to $85 million in 2010 from $93 million in 2009 due to a decline in fees received for claims administration services.

Net Realized Gains on Investment Sales. The Company buys and sells securities on a regular basis in order to maximize its total return on investments. Decisions to sell securities are based on management’s view of the underlying fundamentals of specific securities as well as management’s expectations regarding interest rates, credit spreads, currency values and general economic conditions. Net realized gains on investment sales were $66 million in 2010 compared with $104 million in 2009.

Other-Than-Temporary Impairments. Other-than-temporary impairments were $9 million in 2010 compared with $143 million in 2009. The impairment charge in 2009 was primarily related to debt and preferred stock of major financial institutions that experienced adverse credit events and ratings downgrades during the period, including write-downs of debt issued by Thornburg Mortgage, Inc. and preferred stock issued by Citibank and Bank of America.

Revenues from Wholly-Owned Investees. Revenues from wholly-owned investees were $214 million in 2010 compared with $189 million in 2009. These revenues were derived from aviation-related businesses that were separately purchased in 2007, 2008 and 2009. These companies provide services to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication. The increase in 2010 revenues is due to the acquisition of an aviation company in June 2009, partially offset by lower aircraft sales in 2010.

Losses and Loss Expenses. Losses and loss expenses decreased to $2,310 million in 2010 from $2,337 million in 2009. The consolidated loss ratio decreased to 60.2% in 2010 from 61.4% in 2009 primarily due to an increase in favorable reserve development, principally in our specialty and regional segments. Favorable prior year reserve development, net of related premium adjustments, was $234 million in 2010 and $190 million in 2009. Weather-related losses were $81 million in 2010 (including $8 million from the earthquake in Chile) compared with $63 million in 2009. A summary of loss ratios in 2010 compared with 2009 by business segment follows:

•	Specialty’s loss ratio decreased to 58.3% in 2010 from 61.9% in 2009 due to an increase in favorable reserve development. Favorable prior year reserve development, net of related premium adjustments, was $99 million in 2010 compared with $69 million in 2009.

•	Regional’s loss ratio decreased to 60.7% in 2010 from 61.4% in 2009 due to an increase in favorable reserve development, partially offset by storm losses. Weather-related losses were $73 million in 2010 compared with $63 million in 2009. Net favorable prior year reserve development was $84 million in 2010 compared with $52 million in 2009.

•	Alternative markets’ loss ratio increased to 67.6% in 2010 from 63.4% in 2009 due to a decrease in favorable reserve development. Favorable prior year reserve development, net of related premium adjustments, was $24 million in 2010 compared with $45 million in 2009.

•	Reinsurance’s loss ratio decreased to 52.5% in 2010 from 57.9% in 2009 due to lower loss ratios for several large property treaties and to an increase in favorable reserve development. Favorable prior year reserve development, net of related premium adjustments, was $26 million in 2010 compared with $16 million in 2009.

•	International’s loss ratio increased to 61.8% in 2010 from 59.9% in 2009 due primarily to losses from the Chilean earthquake of $4 million and to a decrease in favorable reserve development. Net favorable prior year reserve development was $1 million in 2010 compared with $8 million in 2009.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for 2010 and 2009:

	2010	2009
	(Dollars in thousands)

Underwriting expenses	$1,314,483	$1,248,463
Service expenses	72,372	78,331
Net foreign currency losses	2,126	4,213
Other costs and expenses	107,381	109,831

Total	$1,496,362	$1,440,838

Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. The expense ratio (underwriting expenses expressed as a percentage of premiums earned) increased to 34.3% in 2010 from 32.8% in 2009 primarily due to higher expense ratios for certain underwriting units that experienced a significant decline in earned premiums in 2010.

Service expenses, which represent the costs associated with the fee-based businesses, decreased 8% to $72 million. The decrease was due to lower employment costs and was in line with the rate of decrease in insurance service fees.

Net foreign currency losses result from transactions denominated in a currency other than the operating unit’s functional currency. The loss in 2010 was primarily attributable to operating units in the U.K and resulted from transactions denominated in Australian and Norwegian currencies.

Other costs and expenses, which represent corporate expenses, decreased 2% to $107 million due to a decrease in general and administrative costs.

Expenses from Wholly-Owned Investees. Expenses from wholly-owned investees were $208 million in 2010 compared to $183 million in 2009. These expenses represent costs associated with aviation-related businesses that were separately purchased in 2007, 2008 and 2009. These include cost of goods sold related to aircraft and other sales, labor and equipment costs related to repairs and other services and general and administrative expenses. The increase in 2010 expenses is due to the acquisition of an aviation company in June 2009, partially offset by lower cost of aircraft sales in 2010.

Interest Expense. Interest expense increased 21.6% to $107 million primarily due to the issuance of $300 million of 7.375% senior notes in September 2009 and $300 million of 5.375% senior notes in September 2010, partially offset by the repayment of $150 million of 5.125% senior notes in September 2010.

Income Taxes. The effective income tax rate was 25% in 2010 as compared to 19% in 2009. The effective income tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income. Tax exempt investment income comprised a smaller portion of the 2010 pre-tax income and as such had a lower impact on the effective tax rate for 2010 compared with 2009.

Results of Operations for the Years Ended December 31, 2009 and 2008

Business Segment Results

Following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and GAAP combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2009 and 2008. The GAAP combined ratio represents a measure of underwriting profitability, excluding investment income. A GAAP combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit.

	2009	2008
	(Dollars in thousands)

Specialty
Gross premiums written	$1,464,205	$1,590,335
Net premiums written	1,260,451	1,453,778
Premiums earned	1,354,355	1,618,915
Loss ratio	61.9%	60.1%
Expense ratio	31.1%	28.4%
GAAP combined ratio	93.0%	88.5%

Regional
Gross premiums written	$1,229,786	$1,385,791
Net premiums written	1,081,100	1,211,096
Premiums earned	1,116,871	1,237,258
Loss ratio	61.4%	65.4%
Expense ratio	34.2%	32.3%
GAAP combined ratio	95.6%	97.7%

Alternative Markets
Gross premiums written	$664,749	$715,979
Net premiums written	589,637	622,185
Premiums earned	597,932	626,858
Loss ratio	63.4%	62.7%
Expense ratio	25.8%	24.2%
GAAP combined ratio	89.2%	86.9%

Reinsurance
Gross premiums written	$455,968	$458,668
Net premiums written	423,425	435,108
Premiums earned	411,511	519,717
Loss ratio	57.9%	64.7%
Expense ratio	39.1%	34.7%
GAAP combined ratio	97.0%	99.4%

International
Gross premiums written	$438,731	$369,353
Net premiums written	375,482	311,732
Premiums earned	325,180	286,832
Loss ratio	59.9%	61.7%
Expense ratio	40.2%	38.9%
GAAP combined ratio	100.1%	100.6%

Consolidated
Gross premiums written	$4,253,439	$4,520,126
Net premiums written	3,730,095	4,033,899
Premiums earned	3,805,849	4,289,580
Loss ratio	61.4%	62.7%
Expense ratio	32.8%	30.4%
GAAP combined ratio	94.2%	93.1%

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

Premiums. Gross premiums written were $4.3 billion in 2009, down 6% from 2008. The decrease in gross premiums is the result of lower overall economic activity and less new business production, partially offset by higher premiums for recently started operating units. The Company has experienced increased competition and downward pressure on pricing since 2004, although the pressure moderated in 2009. Approximately 77% of business expiring in 2009 was renewed, and the average price of policies renewed in 2009 decreased 1%. Gross premiums for companies that began operations since 2006 were $538 million in 2009 compared to $308 million in 2008. A summary of gross premiums written in 2009 compared with 2008 by line of business within each business segment follows:

•	Specialty gross premiums decreased by 8% to $1,464 million in 2009 from $1,590 million in 2008. Gross premiums written decreased 40% for commercial automobile, 32% for products liability and 17% for other liability. Gross premiums written increased 29% for professional liability and 16% for property lines.

•	Regional gross premiums decreased by 11% to $1,230 million in 2009 from $1,386 million in 2008. Gross premiums written decreased 12% for commercial automobile, 12% for workers’ compensation and 10% for commercial multiple peril. Gross premiums include assigned risk premiums, which are fully reinsured, of $66 million in 2009 and $87 million in 2008.

•	Alternative markets gross premiums decreased by 7% to $665 million in 2009 from $716 million in 2008. Gross premiums written decreased 16% for excess workers’ compensation and were unchanged for primary workers’ compensation. Gross premiums include assigned risk premiums, which are fully reinsured, of $24 million in 2009 and $41 million in 2008.

•	Reinsurance gross premiums decreased by 1% to $456 million in 2009 from $459 million in 2008. Casualty gross premiums written decreased 16% to $320 million due to increased return premiums and non-renewed accounts. Property gross premiums written increased 72% to $136 million due to two new non-catastrophe exposed property treaties.

•	International gross premiums increased by 19% to $439 million in 2009 from $369 million in 2008. The increase is primarily due to an in increase in business written in Australia and Southeast Asia and to business written by our new operating units in Lloyd’s and Canada.

Premiums earned decreased 11% to $3,806 million in 2009 from $4,290 million in 2008. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2009 are related to business written during both 2009 and 2008. The 11% decrease for 2009 earned premiums reflects the underlying decline in net premiums written in 2008 and 2009.

Net Investment Income.   Following is a summary of net investment income for 2009 and 2008:

			Average Annualized
	Amount		Yield
	2009	2008	2009	2008
	Dollars in thousands

Fixed maturity securities, including cash	$495,140	$497,549	4.2%	4.4%
Arbitrage trading account and funds	40,714	6,032	10.8%	1.5%
Equity securities available for sale	20,295	38,144	6.1%	5.5%

Gross investment income	556,149	541,725	4.4%	4.4%
Investment expenses	(3,588)	(4,692)

Total	$552,561	$537,033	4.4%	4.3%

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

Losses from Investment Funds. Following is a summary of income (losses) from investment funds (which are reported on a one-quarter lag) for the years ended December 31, 2009 and 2008:

	2009	2008
	Dollars in thousands

Real estate funds	$(159,569)	$(43,116)
Energy funds	(13,227)	30,785
Other funds	(757)	(1,919)
Kiln Ltd	—	10,697

Total	$(173,553)	$(3,553)

Losses from investment funds were $174 million in 2009 compared to $4 million in 2008, primarily as a result of losses from real estate funds. The real estate funds, which had an aggregate carrying value of $193 million at December 31, 2009, invest in commercial real estate loans and securities as well as direct property ownership. Asset values were impacted by general deterioration of real estate fundamentals coupled with the absence of a refinancing market and an increase in non-performing assets. In addition, in an environment of falling values and stricter underwriting standards, a large number of real estate projects are over-leveraged and facing near-term refinancing pressure. The energy funds reported a loss of $13 million in 2009 due to a decrease in the fair value of energy related investments held by the funds. The Company sold its interest in Kiln Ltd in March 2008.

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

Revenues from Wholly-Owned Investees. Revenues from wholly-owned investees were $189 million in 2009 compared with $137 million in 2008. These revenues were derived from aviation-related businesses that were separately purchased in 2007, 2008 and 2009. These companies provide services to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication. The 2009 and 2008 revenues are not comparable since the Company acquired one of its aviation companies in 2008 and another in 2009.

Losses and Loss Expenses. Losses and loss expenses decreased to $2,337 million in 2009 from $2,689 million in 2008 due to lower earned premiums. The consolidated loss ratio was 61.4% in 2009 compared with 62.7% in 2008. Weather-related losses were $63 million in 2009 compared with $114 million in 2008. Favorable prior year reserve development, net of related premium adjustments, was $190 million in 2009 and $196 million in 2008. A summary of loss ratios in 2009 compared with 2008 by business segment follows:

•	Specialty’s loss ratio increased to 61.9% in 2009 from 60.1% in 2008 due to a decline in favorable reserve development. Favorable prior year development, net of related premium adjustments, was $69 million in 2009 compared with $108 million in 2008.

•	The regional loss ratio decreased to 61.4% in 2009 from 65.4% in 2008 due to lower storm losses and an increase in favorable reserve development. Weather-related losses were $63 million in 2009 compared with $90 million in 2008. Net favorable prior year development was $52 million in 2009 compared with $26 million in 2008.

•	Alternative markets’ loss ratio increased to 63.4% in 2009 from 62.7% in 2008 due to pricing and loss cost trends and to the use of lower discount rates used to discount excess workers’ compensation reserves. These were partially offset by an increase in favorable reserve development, net of related premium adjustments, to $45 million in 2009 from $40 million in 2008.

•	The reinsurance loss ratio decreased to 57.9% in 2009 from 64.7% in 2008 due to lower losses from property business assumed from a Lloyd’s syndicate. Net favorable prior year development, net of related premium adjustments, was $16 million in 2009 compared with $12 million in 2008.

•	The international loss ratio decreased to 59.9% in 2009 from 61.7% in 2008 due to improved underwriting results for business written in Australia and Southeast Asia. Net favorable prior year development was $8 million in 2009 compared with $10 million in 2008.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2009 and 2008:

	2009	2008
	Dollars in thousands

Underwriting expenses	$1,248,463	$1,303,551
Service expenses	78,331	87,397
Net foreign currency (gains) losses	4,213	(23,213)
Other costs and expenses	109,831	107,430

Total	$1,440,838	$1,475,165

Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. The expense ratio (underwriting expenses expressed as a percentage of premiums earned) increased to 32.8% in 2009 from 30.4% in 2008 primarily due to the decline in earned premiums. Underwriting expenses includes expenses related to recently started business operations. Some of the recently started business operations have relatively higher expense ratios due to their early stage of development.

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

Expenses from Wholly-Owned Investees. Expenses from wholly-owned investees were $183 million in 2009 compared to $134 million in 2008. These expenses represent costs associated with aviation-related businesses that were separately purchased in 2007, 2008 and 2009. These include cost of goods sold related to aircraft and other sales, labor and equipment costs related to repairs and other services and general and administrative expenses. The 2009 and 2008 expenses are not comparable since the Company acquired one of the aviation companies in 2008 and another in 2009.

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

Investments

As part of its investment strategy, the Company establishes a level of cash and highly liquid short-term and intermediate-term securities that, combined with expected cash flow, it believes are adequate to meet its payment obligations. The Company also attempts to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities (i.e., policy claims and debt obligations). The average duration of its portfolio was 3.6 years at December 31, 2010 and 2009. The Company’s investment portfolio and investment-related assets as of December 31, 2010 were as follows (dollars in thousands):

	Carrying	Percent
	Value	Of Total
	(Dollars in thousands)

Fixed maturity securities:
U.S. government and government agencies	$1,347,875	10%
State and municipal:
Special revenue	2,204,898	17%
State general obligation	1,067,012	8%
Local general obligation	424,188	3%
Pre-refunded(1)	1,468,700	11%
Corporate backed	368,646	3%

Total state and municipal	5,533,444	43%

Mortgage-backed securities:
Agency	1,058,216	8%
Residential-Prime	265,381	2%
Residential-Alt A	73,581	1%
Commercial	53,670	0%

Total mortgage-backed securities	1,450,848	11%

Corporate:
Industrial	1,112,855	9%
Financial	671,298	5%
Utilities	187,204	1%
Asset-backed	285,117	2%
Other	128,783	1%

Total corporate	2,385,257	18%

Foreign government and foreign government agencies	491,730	4%

Total fixed maturity securities	11,209,154	86%

Equity securities available for sale:
Preferred stocks:
Financial	101,900	1%
Real estate	89,446	1%
Utilities	53,651	0%

Total preferred stocks	244,997	2%

Common stocks	316,056	2%

Total equity securities available for sale	561,053	4%

Arbitrage trading account	359,192	3%
Investment in arbitrage funds	60,660	0%
Investment funds	451,751	3%
Loans receivable	353,583	3%

Total investments	$12,995,393	100%

(1)	Bonds that have been pre-refunded with U.S. government securities.

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

Equity Securities Available for Sale. Equity securities available for sale primarily represent investments in high-dividend yielding common and preferred stocks issued by large market capitalization companies.

Arbitrage Trading Account. The arbitrage trading account is comprised of direct investments in arbitrage securities. Merger arbitrage is the business of investing in the securities of publicly held companies that are the targets in announced tender offers and mergers.

Investment in Arbitrage Funds. Investment in arbitrage funds represents investments in limited partnerships that specialize in merger arbitrage and relative value arbitrage. Relative value arbitrage is the business of investing primarily in equity securities with the goal of capitalizing on perceived differences in fundamental values between pairs of companies in similar industries.

Investment Funds. At December 31, 2010 and 2009, the Company’s carrying value in investment funds was $452 million and $419 million, respectively, including investments in real estate funds of $226 million and $193 million, respectively, and investments in energy funds of $97 million and $106 million, respectively.

Loans Receivable. Loans receivable, which are carried at amortized cost, have an aggregate cost of $354 million and an aggregate fair value of $313 million at December 31, 2010. Amortized cost of these loans is net of a valuation allowance of $20 million as of December 31, 2010. The nine largest loans have an aggregate amortized cost of $275 million and an aggregate fair value of $229 million and are secured by commercial real estate. These loans earn interest at floating LIBOR-based interest rates and have maturities (inclusive of extension options) between August 2011 and June 2014. The loans are secured by office buildings (64%), hotels (23%) and senior living facilities (13%) located primarily in New York City, California, Hawaii, Boston and Philadelphia.

Market Risk. The Company’s market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company’s investment portfolio as a result of fluctuations in credit quality and interest rates. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. In addition, the Company’s international businesses and securities are subject to currency exchange rate risk. As noted above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities (i.e., policy claims and debt obligations). The average duration for the fixed maturity portfolio was 3.6 years at December 31, 2010 and 2009.

The following table outlines the groups of fixed maturity securities and the components of the interest rate risk at December 31, 2010:

	Effective
	Duration
	(Years)	Fair Value
	Dollars in thousands

Cash and cash equivalents	0.0	$642,952
U. S. government securities	3.6	1,347,875
State and municipal	4.1	5,535,755
Corporate	4.0	2,385,442
Foreign	2.7	491,730
Mortgage-backed securities	3.4	1,454,515
Loans receivable	1.5	312,515

Total	3.6	$12,170,784

Duration is a common gauge of the price sensitivity of fixed maturity securities to changes in interest rates. The Company determines the estimated change in fair value of the fixed maturity securities, assuming parallel shifts in the yield curve for treasury securities while keeping spreads between individual securities and treasury securities static. The estimated fair value at specified levels at December 31, 2010 would be as follows (dollars in thousands):

	Fixed Maturity	Estimated Change
Change in Interest Rates:	Securities	in Fair Value

300 basis point rise	$10,860,992	$(1,309,792)
200 basis point rise	11,297,638	(873,146)
100 basis point rise	11,734,284	(436,500)
Base scenario	12,170,784	—
100 basis point decline	12,598,354	427,570
200 basis point decline	13,025,778	854,994
300 basis point decline	13,453,202	1,282,418

Approximately 36% of the Company’s state and municipal bonds are insured by bond insurers, including MBIA (13%), FGIC (8%), AGO (8%) and AMBAC (7%). At the time of purchase and in subsequent evaluations of state and municipal securities, the Company considers the rating of the underlying security without regard to credit enhancement from bond insurance.

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

Liquidity and Capital Resources

Cash Flow. Cash flow provided from operating activities was $451 million in 2010, $316 million in 2009 and $1,553 million in 2008. The increase in cash flow from operating activities in 2010 compared with 2009 was due to lower premium collections, higher paid losses and higher tax payments in 2009, partially offset by a decrease in cash transfers to the arbitrage trading account. There were no cash transfers to the arbitrage trading account in 2010 compared with transfers to the arbitrage trading accounts of $383 million in 2009 and cash transfers from the arbitrage trading account of $554 million in 2008.

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. During 2011, the maximum amount of dividends which can be paid without regulatory approval is approximately $490 million. The ability of the holding company to service its debt obligations is limited by the ability of the insurance subsidiaries to pay dividends. In the event dividends, tax payments and management fees available to the holding company were inadequate to service its debt obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.

The Company’s insurance subsidiaries’ principal sources of cash are premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal uses of cash are payments for claims, taxes, operating expenses and dividends. The Company expects its insurance subsidiaries to fund the payment of losses with cash received from premiums, investment income and fees. The Company targets an average duration for its investment portfolio that is within one year of the average duration of its liabilities so that portions of its investment portfolio mature throughout the claim cycle and are available for the payment of claims if necessary. In the event operating cash flow and proceeds from maturities and prepayments of fixed income securities are not sufficient to fund claim payments and other cash requirements, the remainder of the Company’s cash and investments is available to pay claims and other obligations as they become due. The Company’s investment portfolio is highly liquid, with approximately 85% invested in cash, cash equivalents and marketable fixed income securities as of December 31, 2010. If the sale of fixed maturity securities were to become necessary, a realized gain or loss equal to the difference between the cost and sales price of securities sold would be recognized.

Debt. In September 2010, the Company issued $300 million of 5.375% senior notes due 2020 and repaid its $150 million of 5.125% senior notes upon maturity. In September 2009, the Company issued $300 million of 7.375% senior notes due 2019. At December 31, 2010, the Company had senior notes, junior subordinated debentures and other debt outstanding with a carrying value of $1,743 million and a face amount of $1,762 million. The maturities of the outstanding debt are $14 million in 2011, $21 million in 2012, $200 million in 2013, $200 million in 2015, $450 million in 2019, $300 million in 2020, $76 million in 2022, $1 million in 2023, $250 million in 2037 and $250 million in 2045.

Equity. The Company repurchased 17,017,479 shares, 6,382,331 shares and 20,677,144 shares of its common stock in 2010, 2009 and 2008, respectively. The aggregate cost of the repurchases was $449 million in 2010, $147 million in 2009 and $553 million in 2008. At December 31, 2010, total common stockholders’ equity was $3.7 billion, common shares outstanding were 141,009,834, and stockholders’ equity per outstanding share was $26.26. Stockholders’ equity per share, including equivalent shares for unissued RSUs and unexercised stock options (using the treasury stock method) was $25.54.

Total Capital. Total capitalization (equity, senior notes and other debt and junior subordinated debentures) was $5.4 billion at December 31, 2010. The percentage of the Company’s capital attributable to senior notes, junior subordinated debentures and other debt was 32% at December 31, 2010 and 31% at December 31, 2009.

Federal and Foreign Income Taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has overseas operations. At December 31, 2010, the Company had a deferred gross tax asset, net of valuation allowance, of $391 million (which primarily relates to loss and loss expense reserves and unearned premium reserves), and a gross deferred tax liability of $326 million (which primarily relates to deferred policy acquisition costs and intangible assets). The realization of the deferred tax asset is dependent upon the Company’s ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

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

The following table presents the credit quality of amounts due from reinsurers as of December 31, 2010 (dollars in thousands). Amounts due from reinsurers are net of reserves for uncollectible reinsurance of $3 million.

Reinsurer	Rating(1)	Amount

Munich Re	AA-	$133,679
Swiss Re	A+	72,161
Berkshire Hathaway	AA+	65,934
Transatlantic Re	A+	48,864
Partner Re	AA-	47,758
Axis Capital	A+	46,313
Lloyd’s of London	A+	44,746
Ace Group	AA-	28,227
Hannover Re Group	AA-	23,132
XL Capital	A	21,102
Other reinsurers rated A- or better		156,876
Non-rated and other(2)		58,822

Subtotal		747,632
Residual market pools(3)		322,624

Total		$1,070,256

(1)	Rating represents S&P rating, or if not rated by S&P, A.M. Best rating.

(2)	The majority of non-rated and other consists of amounts due from government sponsored reinsurers and amounts that are secured by letters of credit or other forms of collateral.

(3)	Many states require licensed insurers that provide workers’ compensation insurance to participate in programs that provide workers’ compensation to employers that cannot procure coverage from an insurer on a voluntary basis. Insurers can fulfill this residual market obligation by participating in pools where results are shared by the participating companies. The Company acts as a servicing carrier for workers’ compensation pools in 18 states. As a servicing carrier, the Company writes residual market business directly and then cedes 100% of this business to the respective pool. As a servicing carrier, the Company receives fee income for its services. The Company does not retain underwriting risk, and credit risk is limited as ceded balances are jointly shared by all the pool members.

As of January 1, 2011, the Company’s catastrophe excess of loss reinsurance program provides protection for losses between $30 million and $145 million for primary business written by its U.S. companies. The Company has separate catastrophe excess of loss and quota share agreements for business written through Lloyd’s. The catastrophe reinsurance agreements are subject to certain limits, exclusions and reinstatement premiums.

Contractual Obligations

Following is a summary of the Company’s contractual obligations as of December 31, 2010 (dollars in thousands):

Estimated Payments By Periods	2011	2012	2013	2014	2015	Thereafter

Gross reserves for losses	$2,273,518	$1,580,430	$1,226,031	$898,898	$681,064	$3,325,128
Operating lease obligations	31,265	27,749	23,482	18,702	14,877	37,082
Purchase obligations	25,204	20,633	35,021	586	470	366
Junior subordinated debentures	0	0	0	0	0	250,000
Debt maturities	13,651	20,877	200,512	0	200,000	1,077,099
Interest payments	110,666	110,011	99,830	97,872	91,338	1,072,463
Other long-term liabilities	42,609	21,965	10,184	15,498	20,311	72,546

Total	$2,496,913	$1,781,665	$1,595,060	$1,031,556	$1,008,060	$5,834,684

The estimated payments for reserves for losses and loss expenses in the above table represent the projected (undiscounted) payments for gross loss and loss expense reserves related to losses incurred as of December 31, 2010. The estimated payments in the above table do not consider payments for losses to be incurred in future periods. These amounts include reserves for reported losses and reserves for incurred but not reported losses. Estimated amounts recoverable from reinsurers are not reflected. The estimated payments by year are based on historical loss payment patterns. The actual payments may differ from the estimated amounts due to changes in ultimate loss reserves and in the timing of the settlement of those reserves.

The Company utilizes letters of credit to back certain reinsurance payments and obligations. Outstanding letters of credit were $32 million as of December 31, 2010. The Company has made certain guarantees to state regulators that the statutory capital of certain subsidiaries will be maintained above certain minimum levels. In addition, the Company has commitments to invest up to $174 million in certain investment funds.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited W. R. Berkley Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 28, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
February 28, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited the accompanying consolidated balance sheets of W. R. Berkley Corporation and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP

New York, New York
February 28, 2011

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2010	2009	2008
	(Dollars in thousands, except per share data)

REVENUES:
Net premiums written	$3,850,926	$3,730,095	$4,033,899
Change in net unearned premiums	(15,344)	75,754	255,681

Net premiums earned	3,835,582	3,805,849	4,289,580
Net investment income	538,698	552,561	537,033
Losses from investment funds	(8,173)	(173,553)	(3,553)
Insurance service fees	85,405	93,245	102,856
Net investment gains (losses):
Net realized gains on investment sales	65,786	104,453	76,619
Other-than-temporary impairments	(9,205)	(151,727)	(433,550)
Portion of impairments reclassified to other comprehensive income	—	8,866	—

Net investment gains (losses)	56,581	(38,408)	(356,931)

Revenues from wholly-owned investees	214,454	189,347	137,280
Other income	1,522	2,137	2,543

Total revenues	4,724,069	4,431,178	4,708,808

OPERATING COSTS AND EXPENSES:
Losses and loss expenses	2,309,867	2,336,707	2,688,661
Other operating costs and expenses	1,496,362	1,440,838	1,475,165
Expenses from wholly-owned investees	207,566	183,414	134,037
Interest expense	106,969	87,989	84,623

Total operating costs and expenses	4,120,764	4,048,948	4,382,486

Income before income taxes	603,305	382,230	326,322
Income tax expense	(153,739)	(73,150)	(44,919)

Net income before noncontrolling interests	449,566	309,080	281,403
Noncontrolling interests	(279)	(23)	(262)

Net income to common stockholders	$449,287	$309,057	$281,141

NET INCOME PER SHARE:
Basic	$3.02	$1.93	$1.68
Diluted	$2.90	$1.86	$1.62

See accompanying notes to consolidated financial statements.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
	(Dollars in thousands,
	except per share data)

Assets
Investments:
Fixed maturity securities	$11,209,154	$11,299,197
Equity securities available for sale	561,053	401,367
Arbitrage trading account	359,192	465,783
Investment in arbitrage funds	60,660	83,420
Investment funds	451,751	418,880
Loans receivable	353,583	381,591

Total investments	12,995,393	13,050,238

Cash and cash equivalents	642,952	515,430
Premiums and fees receivable	1,087,208	1,047,976
Due from reinsurers	1,070,256	972,820
Accrued investment income	138,384	130,524
Prepaid reinsurance premiums	215,816	211,054
Deferred policy acquisition costs	405,942	391,360
Real estate, furniture and equipment	254,720	246,605
Deferred federal and foreign income taxes	65,492	190,450
Goodwill	90,581	90,581
Trading account receivable from brokers and clearing organizations	339,235	310,042
Current federal and foreign income taxes	23,605	—
Other assets	198,963	171,516

Total assets	$17,528,547	$17,328,596

Liabilities and Equity
Liabilities:
Reserves for losses and loss expenses	$9,016,549	$9,071,671
Unearned premiums	1,953,721	1,928,428
Due to reinsurers	215,723	208,045
Trading account securities sold but not yet purchased	53,494	143,885
Other liabilities	836,001	779,347
Junior subordinated debentures	242,784	249,793
Senior notes and other debt	1,500,419	1,345,481

Total liabilities	13,818,691	13,726,650

Equity:
Preferred stock, par value $.10 per share:
Authorized 5,000,000 shares; issued and outstanding — none	—	—
Common stock, par value $.20 per share:
Authorized 500,000,000 shares, issued and outstanding, net of treasury shares, 141,009,834 and 156,552,355 shares	47,024	47,024
Additional paid-in capital	935,099	926,359
Retained earnings	4,194,684	3,785,187
Accumulated other comprehensive income	276,563	163,207
Treasury stock, at cost, 94,108,084 and 78,565,563 shares	(1,750,494)	(1,325,710)

Total common stockholders’ equity	3,702,876	3,596,067
Noncontrolling interests	6,980	5,879

Total equity	3,709,856	3,601,946

Total liabilities and equity	$17,528,547	$17,328,596

See accompanying notes to consolidated financial statements.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Years Ended December 31,
	2010	2009	2008
	(Dollars in thousands)

COMMON STOCK:
Beginning and end of period	$47,024	$47,024	$47,024
ADDITIONAL PAID IN CAPITAL:
Beginning of period	$926,359	$920,241	$907,016
Stock options exercised and restricted units issued including tax benefit	(17,042)	(17,665)	(10,520)
Restricted stock units expensed	25,584	23,649	23,239
Stock options expensed	—	12	214
Stock issued	198	122	292

End of period	$935,099	$926,359	$920,241

RETAINED EARNINGS:
Beginning of period	$3,785,187	$3,514,531	$3,271,355
Net income to common stockholders	449,287	309,057	281,141
Dividends	(39,790)	(38,401)	(37,965)

End of period	$4,194,684	$3,785,187	$3,514,531

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized investment gains (losses):
Beginning of period	$219,394	$(142,216)	$52,497
Unrealized gains (losses) on securities not other-than-temporarily impaired	114,468	365,136	(194,713)
Unrealized gains (losses) on other-than-temporarily impaired securities	885	(3,526)	—

End of period	334,747	219,394	(142,216)

Currency translation adjustments:
Beginning of period	(40,371)	(72,475)	18,060
Net change in period	(2,117)	32,104	(90,535)

End of period	(42,488)	(40,371)	(72,475)

Net pension asset:
Beginning of period	(15,816)	(14,268)	(17,356)
Net change in period	120	(1,548)	3,088

End of period	(15,696)	(15,816)	(14,268)

Total accumulated other comprehensive income (loss)	$276,563	$163,207	$(228,959)

TREASURY STOCK:
Beginning of period	$(1,325,710)	$(1,206,518)	$(686,228)
Stock exercised/vested	45,687	27,322	32,195
Stock issued	536	630	799
Stock repurchased	(471,007)	(147,144)	(553,284)

End of period	$(1,750,494)	$(1,325,710)	$(1,206,518)

NONCONTROLLING INTERESTS:
Beginning of period	$5,879	$5,361	$35,496
Change in subsidiary shares from noncontrolling interest	814	474	(30,126)
Net income	279	23	262
Other comprehensive income (loss), net of tax	8	21	(271)

End of period	$6,980	$5,879	$5,361

See accompanying notes to consolidated financial statements.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2010	2009	2008
	(Dollars in thousands)

Net income before noncontrolling interests	$449,566	$309,080	$281,403
Other comprehensive income (loss):
Change in unrealized foreign exchange gains (losses)	(2,117)	32,104	(90,535)
Unrealized holding gains (losses) on investment securities arising during the period, net of taxes	152,235	336,757	(426,942)
Reclassification adjustment for net investment gains (losses) included in net income, net of taxes	(36,874)	24,874	231,958
Change in unrecognized pension obligation, net of taxes	120	(1,548)	3,088

Other comprehensive income (loss)	113,364	392,187	(282,431)

Comprehensive income (loss)	562,930	701,267	(1,028)
Comprehensive income (loss) to the noncontrolling interest	(287)	(44)	9

Comprehensive income (loss) to common shareholders	$562,643	$701,223	$(1,019)

See accompanying notes to consolidated financial statements.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2010	2009	2008
	(Dollars in thousands)

CASH FROM OPERATING ACTIVITIES:
Net income to common stockholders	$449,287	$309,057	$281,141
Adjustments to reconcile net income to net cash from operating activities:
Net investment (gains) losses	(56,581)	38,408	356,931
Depreciation and amortization	82,867	78,875	83,953
Noncontrolling interests	279	23	262
Investment funds	26,640	176,670	8,550
Stock incentive plans	27,407	24,465	24,139
Change in:
Securities trading account	106,591	(346,298)	182,301
Investment in arbitrage funds	22,760	(9,985)	137,305
Trading account receivable from brokers and clearing organizations	(29,193)	(181,159)	281,043
Trading account securities sold but not yet purchased	(90,391)	120,835	(44,089)
Premiums and fees receivable	(41,167)	17,159	117,128
Due from reinsurers	(40,888)	(36,279)	(35,760)
Accrued investment income	(7,913)	(7,509)	11,103
Prepaid reinsurance premiums	17,988	(24,167)	(8,744)
Deferred policy acquisition costs	(15,272)	6,181	53,332
Deferred income taxes	63,866	(52,536)	(57,321)
Other assets	(30,797)	774	36,227
Reserves for losses and loss expenses	(103,745)	41,923	416,235
Unearned premiums	3,414	(57,261)	(238,557)
Due to reinsurers	7,940	86,456	21,645
Other liabilities	58,224	130,422	(73,864)

Net cash from operating activities	451,316	316,054	1,552,960

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
Proceeds from sales, excluding trading account:
Fixed maturity securities	1,554,906	2,436,258	1,006,604
Equity securities	137,990	188,646	62,254
Distributions from investment funds	47,045	18,639	184,621
Proceeds from maturities and prepayments of fixed maturity securities	1,374,378	1,214,157	997,171
Cost of purchases, excluding trading account:
Fixed maturity securities	(2,755,449)	(4,869,368)	(2,230,222)
Equity securities	(193,914)	(67,309)	(172,306)
Contributions to investment funds	(101,024)	(105,650)	(148,039)
Change in loans receivable	23,317	(11,363)	(48,524)
Net additions to real estate, furniture and equipment	(49,605)	(30,455)	(78,947)
Change in balances due to (from) security brokers	(297)	144,023	(138,281)
Payment for business purchased, net of cash acquired	—	(33,812)	(48,895)

Net cash from (used in) investing activities	37,347	(1,116,234)	(614,564)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Net proceeds from issuance of debt	309,030	333,589	—
Bank deposits received	6,222	17,213	17,795
Advances from (repayments to) federal home loan bank	(8,800)	4,165	6,325
Net proceeds from stock options exercised	17,730	5,426	14,806
Repayment of senior notes, other debt and junior suboridinated debentures	(162,685)	(11,165)	(102,123)
Cash dividends to common stockholders	(49,348)	(28,843)	(46,978)
Purchase of common treasury shares	(471,007)	(147,144)	(553,284)
Other net	(217)	144	168

Net cash from (used in) financing activities	(359,075)	173,385	(663,291)

Net impact on cash due to change in foreign exchange rates	(2,066)	7,390	(92,133)

Net increase (decrease) in cash and cash equivalents	127,522	(619,405)	182,972
Cash and cash equivalents at beginning of year	515,430	1,134,835	951,863

Cash and cash equivalents at end of year	$642,952	$515,430	$1,134,835

See accompanying notes to consolidated financial statements.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2010, 2009 and 2008

(1)	Summary of Significant Accounting Policies

(A)	Principles of consolidation and basis of presentation

The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the “Company”), have been prepared on the basis of U.S. generally accepted accounting principles (“GAAP”). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2009 and 2008 financial statements to conform to the presentation of the 2010 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. The most significant items on our balance sheet that involve a greater degree of accounting estimates that are subject to change in the future are the valuation of investments, other than temporary impairments, loss and loss adjustment expense reserves and premium estimates. Actual results could differ from those estimates.

(B)	Revenue recognition

Insurance premiums are recognized as written at the inception of the policy. Reinsurance premiums are estimated based upon information received from ceding companies, and subsequent differences from such estimates are recorded in the period they are determined. Insurance and reinsurance premiums are primarily earned on a pro rata basis over the policy term. Fees for services are earned over the period that the services are provided.

Audit premiums are recognized when they are reliably determinable. The accrual for earned but unbilled audit premiums decreased net premiums written and premiums earned by $7 million, $23 million and $28 million in 2010, 2009 and 2008, respectively.

Revenues from wholly-owned investees are derived from services provided to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication. Revenue is recognized upon delivery of aircraft, delivery of fuel, shipment of parts and upon completion of services.

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

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

Equity securities that the Company purchased with the intent to sell in the near-term are classified as trading account securities and are reported at estimated fair value. Realized and unrealized gains and losses from trading activity are reported as net investment income. The trading account includes direct investments in arbitrage securities and investments in arbitrage-related funds. Short sales and short call options are presented as trading securities sold but not yet purchased. Unsettled trades and the net margin balances held by the clearing broker are presented as a trading account receivable from brokers and clearing organizations.

Investment funds are carried under the equity method of accounting. The Company reports its share of the income or loss from such investments as income (losses) from investment funds. The Company’s share of the earnings or losses of investment funds is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company’s consolidated financial statements.

Loans receivable represent commercial real estate mortgage loans and bank loans and are carried at amortized cost. The Company monitors the performance of its loans receivable, including current market conditions for each loan and the ability to collect principal and interest. For loans where the Company determines it is probable that the contractual terms will not be met, a valuation allowance equal to the difference between the carrying value of the loan and the estimated fair value of the underlying collateral is established, with a corresponding charge to earnings.

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

Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale. The Company uses primarily the first-in, first-out method to determine the cost of securities sold.

The cost of securities is adjusted where appropriate to include a provision for a decline in value which is considered to be other than temporary. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in fair value and where the Company does not expect to recover the cost basis of the investment prior to the time of sale or maturity. Since equity securities do not have a contractual cash flow or a maturity, the Company considers whether the price of an equity security is expected to recover within a reasonable period of time.

For fixed maturity securities that the Company intends to sell or, more likely than not, would be required to sell, a decline in value below amortized cost is considered to be an other-than-temporary impairment (“OTTI”). The amount of OTTI is equal to the difference between amortized cost and fair value at the balance sheet date. For fixed maturity securities that the Company does not intend to sell or believes that it is more likely than not it would not be required to sell, a decline in value below amortized cost is considered to be an OTTI if the Company does not expect to recover the entire amortized cost basis of a security (i.e., the present value of cash flows expected to be collected is less than the amortized cost basis of the security). The portion of the decline in value considered to be a credit loss (i.e., the difference between the present value of cash flows expected to be collected and the amortized cost basis of the security) is recognized in earnings. The portion of the decline in value not considered to be a credit loss (i.e., the difference in the present value of cash flows expected to be collected and the fair value of the security) is recognized in other comprehensive income.

Impairment assessments for structured securities, including mortgage-backed securities and asset-backed securities, collateralized debt obligations and corporate debt, are generally evaluated based on the performance of the underlying collateral under various economic and default scenarios that may involve subjective judgments and estimates by management. Modeling these securities involves various factors, such as projected default rates, the nature and realizable value of the collateral, if any, the ability of the issuer to make scheduled payments, historical

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

performance and other relevant economic and performance factors. If an OTTI determination is made, a discounted cash flow analysis is used to ascertain the amount of the credit impairment.

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

The unearned portion of premiums ceded to reinsurers is reported as prepaid reinsurance premiums and earned ratably over the policy term. The estimated amounts of reinsurance recoverable on unpaid losses are reported as due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge its liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided reserves for estimated uncollectible reinsurance.

(I)	Deposit accounting

Contracts that do not meet the risk transfer requirements of GAAP are accounted for using the deposit accounting method. Under this method, an asset or liability is recognized at the inception of the contract based on consideration paid or received. The amount of the deposit asset or liability is adjusted at subsequent reporting dates using the interest method with a corresponding credit or charge to interest income or expense. Deposit liabilities for assumed reinsurance contracts were $95 million and $27 million at December 31, 2010 and 2009, respectively.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

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

Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity’s functional currency) are reported on the statements of income as other operating costs and expenses. Unrealized gains or losses resulting from translating the results of non-U.S. dollar denominated operations are reported in accumulated other comprehensive income. Revenues and expenses denominated in currencies other than U.S. dollars are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

(L)	Real estate, furniture and equipment

Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $41 million, $46 million and $38 million for 2010, 2009 and 2008, respectively.

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

Goodwill and other intangibles assets are tested for impairment on an annual basis and at interim periods where circumstances require. The Company’s impairment test as of December 31, 2010 indicated that there were no impairment losses related to goodwill and other intangible assets. Intangible assets of $31 million are included in other assets as of December 31, 2010 and 2009.

(O)	Stock options

The costs resulting from all share-based payment transactions with employees are recognized in the consolidated financial statements using a fair-value-based measurement method.

(P)	Statements of cash flows

Interest payments were $103 million, $80 million and $84 million in 2010, 2009 and 2008, respectively. Income taxes paid were $123 million, $16 million and $182 million in 2010, 2009 and 2008, respectively. Other non-cash items include acquisitions and dispositions, unrealized investment gains and losses and pension expense. (See Note 2, Note 9 and Note 24 of Notes to Consolidated Financial Statements.)

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

(Q)	Recent accounting pronouncements

In December 2009, the Financial Accounting Standards Board (“FASB”) issued guidance that: (i) eliminates the concept of qualifying “special-purpose entity” (“SPE”); (ii) alters the requirement for transferring assets off of the reporting company’s balance sheet; (iii) requires additional disclosure about a transferor’s involvement in transferred assets; and (iv) eliminates special treatment of guaranteed mortgage securitizations. This guidance was effective as of January 1, 2010. The adoption of this guidance did not have a material impact on our financial condition or results of operations.

In December 2009, the FASB issued guidance requiring the reporting entity to perform a qualitative analysis that results in a variable interest entity (“VIE”) being consolidated if the reporting entity: (i) has the power to direct activities of the VIE that significantly impact the VIE’s financial performance; and (ii) has an obligation to absorb losses or receive benefits that may be significant to the VIE. This guidance further requires enhanced disclosures, including disclosure of significant judgments and assumptions as to whether a VIE must be consolidated, and how involvement with a VIE affects the company’s financial statements. This guidance was effective as of January 1, 2010. The adoption of this guidance did not have a material impact on our financial condition or results of operations.

In January 2010, the FASB issued guidance that requires additional disclosures regarding fair value measurements. The guidance requires entities to disclose the amounts and reasons for significant transfers between Level 1 and Level 2 of the fair value hierarchy, the reasons for any transfers in or out of Level 3 and separate information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements. Portions of the guidance are effective for interim and annual reporting periods beginning after December 15, 2009, which we adopted effective January 1, 2010, and the remaining guidance is effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of this remaining guidance will expand the disclosures related to fair value measurements in the notes to the Company’s consolidated financial statements.

In July 2010, the FASB issued guidance that requires additional disclosures regarding allowances for credit losses and the credit quality of financing receivables. Portions of the guidance are effective and were adopted by us on December 31, 2010, and the remaining guidance is effective in 2011. The adoption of this remaining guidance is not expected to have a material impact on our financial condition or results of operations.

In October 2010, the FASB issued guidance regarding the treatment of costs associated with acquiring or renewing insurance contracts. This guidance modifies the definition of the types of costs that can be capitalized and specifies that the costs must be based on successful efforts that is acquiring a new contract or renewing a contract. This guidance is effective for periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a material impact on our financial condition or results of operations.

(2)	Acquisitions

In 2009, the Company acquired a company in the aviation business for $35 million. In 2008, the Company acquired another company in the aviation business and the remaining 20% minority interest in W. R. Berkley Insurance (Europe), Limited for a total cost of $55 million.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

The following table summarizes the estimated fair value of net assets acquired and liabilities assumed at the date of acquisition.

	2009	2008
	(Dollars in thousands)

Cash and cash equivalents	$1,773	$6,112
Real estate, furniture and equipment	1,777	16,541
Deferred federal income taxes	—	(4,815)
Intangible assets	—	3,658
Goodwill	—	6,229
Other assets	40,382	3,696

Total assets acquired	43,932	31,421

Reserve for losses and loss expenses	—	(1,570)
Other liabilities	8,355	8,428

Total liabilities assumed	8,355	6,858

Noncontrolling interests	(8)	(30,444)

Net assets acquired	$35,585	$55,007

The weighted average useful life of the intangible assets acquired in 2008 was 10 years. This 2008 goodwill is not deductible for tax purposes.

(3)  Investments in Fixed Maturity Securities

At December 31, 2010 and 2009, investments in fixed maturity securities were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Carrying
	Cost	Gains	Losses	Value	Value
	(Dollars in thousands)

December 31, 2010
Held to maturity:
State and municipal	$71,998	$3,440	$(1,129)	$74,309	$71,998
Residential mortgage-backed securities	39,002	3,667	—	42,669	39,002
Corporate	4,995	185	—	5,180	4,995

Total held to maturity	115,995	7,292	(1,129)	122,158	115,995

Available for sale:
U.S. government and government agency	1,289,669	58,658	(452)	1,347,875	1,347,875
State and municipal	5,302,513	203,221	(44,288)	5,461,446	5,461,446
Mortgage-backed securities:
Residential(1)	1,319,289	52,165	(13,278)	1,358,176	1,358,176
Commercial	57,057	2,207	(5,594)	53,670	53,670
Corporate	2,307,987	102,306	(30,031)	2,380,262	2,380,262
Foreign	460,683	31,283	(236)	491,730	491,730

Total available for sale	10,737,198	449,840	(93,879)	11,093,159	11,093,159

Total investment in fixed maturity securities	$10,853,193	$457,132	$(95,008)	$11,215,317	$11,209,154

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Carrying
	Cost	Gains	Losses	Value	Value
	(Dollars in thousands)

December 31, 2009
Held to maturity:
State and municipal	$70,847	$6,778	$(739)	$76,886	$70,847
Residential mortgage-backed securities	44,318	2,984	—	47,302	44,318
Corporate	4,994	—	(13)	4,981	4,994

Total held to maturity	120,159	9,762	(752)	129,169	120,159

Available for sale:
U.S. government and government agency	1,677,579	40,358	(3,784)	1,714,153	1,714,153
State and municipal(2)	5,551,632	238,271	(41,048)	5,748,855	5,748,855
Mortgage-backed securities:
Residential(1)	1,537,331	38,229	(44,343)	1,531,217	1,531,217
Commercial	47,292	—	(12,069)	35,223	35,223
Corporate	1,719,874	59,082	(35,574)	1,743,382	1,743,382
Foreign	394,711	12,323	(826)	406,208	406,208

Total available for sale	10,928,419	388,263	(137,644)	11,179,038	11,179,038

Total investment in fixed maturity securities	$11,048,578	$398,025	$(138,396)	$11,308,207	$11,299,197

(1)	Gross unrealized losses for mortgage-backed securities include $4,064,000 and $5,085,000, as of December 31, 2010 and 2009, respectively, related to the non-credit portion of OTTI recognized in other comprehensive income.

(2)	Gross unrealized losses for state and municipal securities includes $340,000, as of December 31, 2009, related to the non-credit portion of OTTI recognized in other comprehensive income.

The amortized cost and fair value of fixed maturity securities at December 31, 2010, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

	Amortized
	Cost	Fair Value
	(Dollars in thousands)

Due in one year or less	$738,832	$750,274
Due after one year through five years	2,926,911	3,066,783
Due after five years through ten years	2,758,716	2,904,361
Due after ten years	3,013,386	3,039,384
Mortgage-backed securities	1,415,348	1,454,515

Total	$10,853,193	$11,215,317

At December 31, 2010 and 2009, there were no investments, other than investments in United States government and government agency securities, which exceeded 10% of common stockholders’ equity. At December 31, 2010, investments with a carrying value of $803 million were on deposit in custodial or trust accounts, of which $598 million was on deposit with state insurance departments, $103 million was on deposit in support of the Company’s underwriting activities at Lloyd’s, $70 million was on deposit as security for reinsurance

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

clients and $32 million was on deposit as security for letters of credit issued in support of the Company’s reinsurance operations.

(4)	Investments in Equity Securities Available for Sale

At December 31, 2010 and 2009, investments in equity securities available for sale were as follows:

		Gross	Gross
		Unrealized	Unrealized	Fair	Carrying
	Cost	Gains	Losses	Value	Value
	(Dollars in thousands)

December 31, 2010
Common stocks	$188,949	$128,096	$(989)	$316,056	$316,056
Preferred stocks	215,286	40,386	(10,675)	244,997	244,997

Total	$404,235	$168,482	$(11,664)	$561,053	$561,053

December 31, 2009
Common stocks	$27,237	$97,554	$(5,731)	$119,060	$119,060
Preferred stocks	285,490	9,745	(12,928)	282,307	282,307

Total	$312,727	$107,299	$(18,659)	$401,367	$401,367

(5)  Arbitrage Trading Account and Arbitrage Funds

At December 31, 2010 and 2009, the fair value and carrying value of the arbitrage trading account and investment in arbitrage funds and related assets and liabilities were as follows:

	2010	2009
	(Dollars in thousands)

Arbitrage trading account	$359,192	$465,783
Investment in arbitrage funds	60,660	83,420

Related assets and liabilities:
Trading account receivables from brokers and clearing organizations	339,235	310,042
Securities sold but not yet purchased	(53,494)	(143,885)

The primary focus of the trading account is merger arbitrage and relative value arbitrage. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Relative value arbitrage is the business of investing primarily in equity securities with the goal of capitalizing on perceived differences in fundamental values between pairs of companies in similar industries. Arbitrage investing differs from other types of investing in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general financial market conditions.

The Company uses put options, call options and swap contracts in order to mitigate the impact of potential changes in market conditions on the merger arbitrage trading account. These options and contracts are reported at fair value. As of December 31, 2010, the fair value of long option contracts outstanding was $6 million (notional amount of $118 million) and the fair value of short option contracts outstanding was $0.5 million (notional amount of $126 million). Other than with respect to the use of these trading account securities, the Company does not make use of derivatives.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

(6)	Investment Funds

Investment funds include the following:

	Carrying Value		Income (Losses)
	as of December 31,		from Investment Funds
	2010	2009	2010	2009	2008
	(Dollars in thousands)

Real estate	$226,183	$193,178	$(4,766)	$(159,569)	$(43,116)
Kiln Ltd	—	—	—	—	10,697
Energy	96,511	106,213	996	(13,227)	30,785
Other	129,057	119,489	(4,403)	(757)	(1,919)

Total	$451,751	$418,880	$(8,173)	$(173,553)	$(3,553)

In 2008, the Company sold its 20.1% interest in Kiln Ltd for $174 million and reported a realized gain of $70 million.

(7)	Net Investment Income

Net investment income consists of the following:

	2010	2009	2008
	(Dollars in thousands)

Investment income earned on:
Fixed maturity securities and cash	$501,750	$495,140	$497,549
Equity securities available for sale	11,661	20,295	38,144
Arbritage trading account(a)	28,847	40,714	6,032

Gross investment income	542,258	556,149	541,725
Investment expense	(3,560)	(3,588)	(4,692)

Net investment income	$538,698	$552,561	$537,033

(a)	Investment income earned from net trading account activity includes unrealized trading losses of $2,447,000 and $334,000 in 2010 and 2008, respectively, and unrealized trading gains of $2,061,000 in 2009.

(8)  Loans Receivable

The amortized cost of loans receivable was $354 million and $382 million at December 31, 2010 and 2009, respectively. Amortized cost is net of a valuation allowance of $20 million and $14 million at December 31, 2010 and 2009, respectively. The nine largest loans have an aggregate amortized cost of $275 million and an aggregate fair value of $229 million and are secured by commercial real estate. These loans earn interest at floating LIBOR-based interest rates and have maturities (inclusive of extension options) between August 2011 and June 2014. The loans are secured by office buildings (64%), hotels (23%) and senior living facilities (13%) with properties located primarily in New York City, California, Hawaii, Boston and Philadelphia.

The Company monitors the performance of its loans receivable, including current market conditions for each loan and the ability to collect principal and interest. A risk rating is assigned to each loan receivable based upon the Company’s assessment of loan to value, cash flow stability, financial and operating performance, loan structure and market conditions. Loans receivable with a potential for default are further assessed using discounted cash flow analysis and comparable cost and sales methodologies, if appropriate. For loans where the Company determines it is probable that the contractual terms will not be met, a valuation reserve is established with a corresponding charge

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

to earnings. Loans receivable are reported net of a valuation reserve of $20 million and $14 million at December 31, 2010 and 2009, respectively.

(9)	Realized and Unrealized Investment Gains and Losses

Realized and unrealized investment gains and losses are as follows:

	2010	2009	2008
	(Dollars in thousands)

Realized investment gains and losses:
Fixed maturity securities:
Gains	$38,204	$50,500	$20,444
Lossses	(8,990)	(3,632)	(6,458)
Equity securities available for sale	34,477	52,680	(9,377)
Sale of investment funds	1,871	4,905	72,010
Provision for other than temporary impairments(1)	(9,205)	(151,727)	(433,550)
Less investment impairments recognized in other comprehensive income	—	8,866	—
Other gains	224	—	—

Total net investment gains (losses)	56,581	(38,408)	(356,931)
Income tax (expense) benefit	(19,707)	13,534	124,973

	$36,874	$(24,874)	$(231,958)

Change in unrealized gains and losses of available for sales securities:
Fixed maturity securities	$102,454	$406,025	$(258,359)
Less investment impairments recognized in other comprehensive income	1,362	(5,425)	—
Equity securities available for sale	68,178	143,684	(10,333)
Investment funds	4,560	13,235	(33,595)
Cash and cash equivalents	34	(75)	76

Total change in unrealized gains and losses	176,588	557,444	(302,211)
Income tax (expense) benefit	(61,227)	(195,813)	107,291
Noncontrolling interests	(8)	(21)	207

	$115,353	$361,610	$(194,713)

(1)	Includes change in valuation allowance for loans receivable of $6,082,000 and $12,418,000 for the years ended December 31, 2010 and 2009, respectively, there was no change in the valuation allowance for 2008.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

(10)  Securities in an Unrealized Loss Position

The following table summarizes all securities in an unrealized loss position at December 31, 2010 and 2009 by the length of time those securities have been continuously in an unrealized loss position.

	Less Than 12 Months		12 Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(Dollars in thousands)

December 31, 2010
U.S. government and government agency	$60,228	$420	$6,973	$32	$67,201	$452
State and municipal	951,119	26,577	156,617	18,840	1,107,736	45,417
Mortgage-backed securities	116,194	2,809	174,163	16,063	290,357	18,872
Corporate	409,604	7,233	155,259	22,798	564,863	30,031
Foreign	43,514	236	—	—	43,514	236

Fixed maturity securities	1,580,659	37,275	493,012	57,733	2,073,671	95,008
Common stocks	58,979	989	—	—	58,979	989
Preferred stocks	27,010	2,368	76,890	8,307	103,900	10,675

Equity securities available for sale	85,989	3,357	76,890	8,307	162,879	11,664

Total	$1,666,648	$40,632	$569,902	$66,040	$2,236,550	$106,672

December 31, 2009
U.S. government and government agency	$389,745	$3,653	$7,361	$131	$397,106	$3,784
State and municipal	376,914	12,971	443,666	28,816	820,580	41,787
Mortgage-backed securities	306,840	12,719	260,519	43,693	567,359	56,412
Corporate	194,690	13,958	172,656	21,629	367,346	35,587
Foreign	81,368	826	—	—	81,368	826

Fixed maturity securities	1,349,557	44,127	884,202	94,269	2,233,759	138,396
Common stocks	19,948	5,731	—	—	19,948	5,731
Preferred stocks	9,951	76	163,985	12,852	173,936	12,928

Equity securities available for sale	29,899	5,807	163,985	12,852	193,884	18,659

Total	$1,379,456	$49,934	$1,048,187	$107,121	$2,427,643	$157,055

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

Fixed Maturity Securities — A summary of the Company’s non-investment grade fixed maturity securities that were in an unrealized loss position at December 31, 2010 is presented in the table below:

			Gross
	Number of	Aggregate	Unrealized
	Securities	Fair Value	Loss
	(Dollars in thousands)

Unrealized loss less than $5 million:
Mortgage-backed securities	12	$91,747	$7,835
Corporate	12	77,265	5,068
State and municipal	3	28,590	3,854
Unrealized loss $5 million or more
Mortgage-backed security(1)	1	31,450	5,550

Total	28	$229,052	$22,307

(1)	This investment is secured by 95 properties comprising approximately 30 million square feet of office space located primarily in Boston, Northern California and Los Angeles. The current debt maturity of February 2012 can be extended at the borrower’s option through February 2014 provided that there is no continuing default. The Company believes the amount of outstanding debt for the Company’s debt layer and all debt layers senior to the Company’s debt layer to be below the current fair values for the underlying properties. Based on the portfolio’s stable performance (e.g., occupancy rates, lease terms and debt service coverage) and on there being substantial subordinate capital, the Company does not consider the investment to be OTTI.

For OTTI of fixed maturity securities that management does not intend to sell or believes that it is more likely than not it would not be required to sell, the portion of the decline in value considered to be due to credit factors is recognized in earnings and the portion of the decline in value considered to be due to non-credit factors is recognized in other comprehensive income. The table below provides a roll-forward of the portion of impairments recognized in earnings for those securities that have been impaired due to both credit factors and non-credit factors.

	For the Year Ended
	December 31,
	2010	2009
	(Dollars in thousands)

Beginning balance of amounts related to credit losses	$5,661	$—
Additions for amounts related to credit losses	—	5,661
Deductions for amounts related to credit loss sales	(1,400)	—

Ending balance of amounts related to credit losses	$4,261	$5,661

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

Preferred Stocks – At December 31, 2010, there were eight preferred stocks in an unrealized loss position, with an aggregate fair value of $104 million and a gross unrealized loss of $11 million. Three of those preferred stocks with an aggregate fair value of $15 million and a gross unrealized loss of $5 million are rated non-investment grade. The Company does not consider any of the preferred stocks to be OTTI.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

Common Stocks – At December 31, 2010, there were four common stocks in an unrealized loss position with an aggregate fair value of $59 million and an aggregate unrealized loss of $1 million. The Company does not consider any of these securities to be OTTI.

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

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

The following tables present the assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009 by level:

	Total	Level 1	Level 2	Level 3
	(Dollars in thousands)

December 31, 2010
Assets:
Fixed maturity securities available for sale:
U.S. government and government agency	$1,347,875	$—	$1,347,875	$—
State and municipal	5,461,446	—	5,461,446	—
Mortgage-backed securities	1,411,846	—	1,411,846	—
Corporate	2,380,262	—	2,292,199	88,063
Foreign	491,730	—	491,730	—

Total fixed maturity securities available for sale	11,093,159	—	11,005,096	88,063

Equity securities available for sale:
Common stocks	316,056	204,749	109,748	1,559
Preferred stocks	244,997	—	155,551	89,446

Total equity securities available for sale	561,053	204,749	265,299	91,005

Arbitrage trading account	359,192	162,292	193,713	3,187

Total	$12,013,404	$367,041	$11,464,108	$182,255

Liabilities:
Securities sold but not yet purchased	$53,494	$51,672	$1,822	$—

December 31, 2009
Assets:
Fixed maturity securities available for sale:
U.S. government and government agency	$1,714,153	$—	$1,714,153	$—
State and municipal	5,748,855	—	5,748,855	—
Mortgage-backed securities	1,566,440	—	1,540,540	25,900
Corporate	1,743,382	—	1,653,222	90,160
Foreign	406,208	—	406,208	—

Total fixed maturity securities available for sale	11,179,038	—	11,062,978	116,060

Equity securities available for sale:
Common stocks	119,060	11,295	106,206	1,559
Preferred stocks	282,307	—	227,594	54,713

Total equity securities available for sale	401,367	11,295	333,800	56,272

Arbitrage trading account	465,783	465,430	—	353

Total	$12,046,188	$476,725	$11,396,778	$172,685

Liabilities:
Securities sold but not yet purchased	$143,885	$143,885	$—	$—

There were no transfers between Levels 1 and 2 for the year ended December 31, 2010.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

The following tables summarize changes in Level 3 assets for the years ended December 31, 2010 and 2009:

	Gains (Losses) Included in:
			Other
	Beginning		Comprehensive			Paydowns/	Transfers		Ending
	Balance	Earnings	Income	Purchases	Sales	Maturities	In	Out	Balance
	(Dollars in thousands)

Year ended December 31, 2010
Fixed maturity securities available for sale:
Mortgage-backed securities	$25,900	$—	$—	$—	$—	$—	$—	$(25,900)	$—
Corporate	90,160	(850)	1,558	19,632	(5,324)	(17,113)		—	88,063

Total	116,060	(850)	1,558	19,632	(5,324)	(17,113)	—	(25,900)	88,063

Equity securities available for sale:
Common stocks	1,559	—	—			—		—	1,559
Preferred stocks	54,713	23,535	31,633	19,542	(39,977)	—		—	89,446

Total	56,272	23,535	31,633	19,542	(39,977)	—	—	—	91,005

Arbitrage trading account	353	(353)	—	3,187	—	—	—	—	3,187

Total	$172,685	$22,332	$33,191	$42,361	$(45,301)	$(17,113)	$—	$(25,900)	$182,255

Year ended December 31, 2009
Fixed maturity securities available for sale:
State and municipal	$41,672	$—	$—	$—	$—	$—	$—	$(41,672)	$—
Mortgage-backed securities	22,462	—	3,438	—	—	—	—	—	25,900
Corporate	84,505	391	12,004	1,833	(800)	(19,429)	39,994	(28,338)	90,160

Total	148,639	391	15,442	1,833	(800)	(19,429)	39,994	(70,010)	116,060

Equity securities available for sale:
Common stocks	58,734	—	712	—	—	—	—	(57,887)	1,559
Preferred stocks	50,486	—	968	3,259	—	—	—	—	54,713
Total	109,220	0	1,680	3,259	0	0	0	(57,887)	56,272

Arbitrage trading account	353	—	—			—		—	353

Total	$258,212	$391	$17,122	$5,092	$(800)	$(19,429)	$39,994	$(127,897)	$172,685

The transfers in (out) of Level 3 for state and municipal, mortgage-backed and corporate securities in 2010 and 2009 were based upon the availability of broker dealer quotations. In certain circumstances the Company was able to obtain quotations from third party broker dealers. The common stock transfers out of Level 3 in 2009 were attributable to securities for which observable data became available due to public and private equity offerings.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

(12)	Reserves for Losses and Loss Expenses

The table below provides a reconciliation of the beginning and ending reserve balances:

	2010	2009	2008
	(Dollars in thousands)

Net reserves at beginning of year	$8,147,782	$8,122,586	$7,822,897

Net provision for losses and loss expenses(a):
Claim occuring during the current year(b)	2,509,933	2,518,849	2,829,830
Decrease in estimates for claims occurring in prior years(c)(d)	(253,248)	(234,008)	(195,710)
Loss reserve discount accretion	53,182	51,866	54,494

Total	2,309,867	2,336,707	2,688,614

Net payments for claims:
Current year	641,570	582,605	640,406
Prior year	1,811,507	1,751,026	1,662,650

Total	2,453,077	2,333,631	2,303,056

Foreign currency translation	(5,051)	22,120	(85,869)

Net reserves at end of year	7,999,521	8,147,782	8,122,586
Ceded reserve at end of year	1,017,028	923,889	877,010

Gross reserves at end of year	$9,016,549	$9,071,671	$8,999,596

(a)	The net provision for loss and loss expenses does not include policyholder benefits incurred on life insurance of $47,000 in 2008.

(b)	Claims occurring during the current year are net of loss reserve discounts of $67,763,000, $80,455,000 and $97,698,000 in 2010, 2009 and 2008, respectively.

(c)	The decrease in estimates for claims occurring in prior years is net of loss reserve discount. On an undiscounted basis, the estimates for claims occurring in prior years decreased by $246,941,000, $232,040,000 and $180,154,000 in 2010, 2009 and 2008, respectively.

(d)	Approximately $19 million and $44 million of the favorable reserve development in 2010 and 2009, respectively, was fully offset by a reduction in earned premiums primarily for retrospectively rated policies. The favorable reserve development, net of premium offsets, was $234 million and $190 million in 2010 and 2009, respectively.

For the year ended December 31, 2010, estimates for claims occurring in prior years decreased by $234 million net of premium offsets. The favorable reserve development in 2010 was primarily attributable to accident years 2005 through 2009. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.

Environmental and Asbestos — To date, known environmental and asbestos claims have not had a material impact on the Company’s operations. These claims have not materially impacted the Company because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental or asbestos exposures.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

The Company’s net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $36 million and $37 million at December 31, 2010 and 2009, respectively. The Company’s gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $51 million and $54 million at December 31, 2010 and 2009, respectively. Increases (decreases) in net incurred losses and loss expenses for reported asbestos and environmental claims were approximately $2 million, $(0.6) million and $0.4 million in 2010, 2009 and 2008, respectively. Net paid losses and loss expenses for asbestos and environmental claims were approximately $3 million in 2010 and 2009 and $2 million in 2008. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues, as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

Discounting — The Company discounts its liabilities for excess and assumed workers’ compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company’s loss payout experience. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. These discount rates range from 2.5% to 6.5% with a weighted average discount rate of 4.4%. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.5%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $898 million, $877 million and $847 million at December 31, 2010, 2009 and 2008, respectively. The increase in the aggregate discount from 2009 to 2010 and from 2008 to 2009 resulted from an increase in excess and assumed workers’ compensation gross reserves.

(13)	Reinsurance

The following is a summary of reinsurance financial information:

	Year Ended December 31,
	2010	2009	2008
	(Dollars in thousands)

Written premiums:
Direct	$3,788,251	$3,599,836	$3,898,488
Assumed	627,826	653,603	621,638
Ceded	(565,151)	(523,344)	(486,227)

Total net written premiums	$3,850,926	$3,730,095	$4,033,899

Earned premiums:
Direct	$3,744,150	$3,690,493	$4,075,360
Assumed	652,485	617,143	704,555
Ceded	(561,053)	(501,787)	(490,335)

Total net earned premiums	$3,835,582	$3,805,849	$4,289,580

Ceded losses incurred	$379,153	$252,299	$295,179

The Company reinsures a portion of its exposures principally to reduce its net liability on individual risks and to protect against catastrophic losses. Estimated amounts due from reinsurers are reported net of reserves for uncollectible reinsurance of $3,098,000, $4,430,000 and $4,895,000 as of December 31, 2010, 2009 and 2008,

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

respectively. The following table presents the amounts due from reinsurers as of December 31, 2010 (dollars in thousands):

Reinsurer	Amount

Munich Re	$133,697
Swiss Re	72,161
Berkshire Hathaway	65,934
Transatlantic Re	48,864
Partner Re	47,758
Axis Capital	46,313
Lloyd’s of London	44,746
Ace Group	28,227
Hannover Re Group	23,132
XL Capital Group	21,102
Other reinsurers less then $20,000	215,698

Subtotal	747,632
Residual market pools	322,624

Total	$1,070,256

(14)	Senior Notes and Other Debt

Senior notes and other debt consist of the following (the difference between the face value and the carrying value is unamortized discount):

		2010	2010	2009
Maturity	Rate	Face Value	Carrying Value	Carrying Value
	(Dollars in thousands)

Senior notes:
September 30, 2010	5.125%	$—	$—	$149,772
February 15, 2013	5.875%	200,000	199,295	198,963
May 15, 2015	5.60%	200,000	199,187	199,001
August 15, 2019	6.15%	150,000	148,772	148,630
September 15, 2019	7.375%	300,000	297,784	297,530
September 13, 2020	5.375%	300,000	296,729	—
January 1, 2022	8.70%	76,503	75,890	75,858
February 15, 2037	6.25%	250,000	247,126	247,017
Subsidiary debt:
2010	Various	—	—	422
2011	Various	13,651	13,651	2,143
2012	Various	20,877	20,877	25,520
2013	Various	512	512	—
July 3, 2023	6.88%	596	596	625

Total debt		$1,512,139	$1,500,419	$1,345,481

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

(15)	Junior Subordinated Debentures

In 2005, the Company issued $250,000,000 aggregate principal amount of 6.75% Junior Subordinated Debentures due July 26, 2045 (the “Debentures”) to W. R. Berkley Capital Trust II (the “Trust”). At December 31, 2010, the carrying value of the Debentures, net of unamortized discount, was $242,784,000. The Trust simultaneously issued an equal amount of 6.75% mandatorily redeemable preferred securities (the “Trust Preferred Securities”), which are fully and unconditionally guaranteed by the Company to the extent the Trust has funds available for payment of distributions. The Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part upon repayment of the Debentures at maturity, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the Debentures by the Company upon the occurrence and continuation of certain events and (iii) in whole or in part, on or after July 26, 2010, contemporaneously with the optional prepayment by the Company of the Debentures.

(16)	Income Taxes

Income tax expense consists of:

		Deferred
	Current	Expense
	Expense	(Benefit)	Total
	(Dollars in thousands)

December 31, 2010:
Domestic	$79,143	$66,287	$145,430
Foreign	10,584	(2,275)	8,309

Total expense	$89,727	$64,012	$153,739

December 31, 2009:
Domestic	$116,777	$(56,325)	$60,452
Foreign	9,140	3,558	12,698

Total expense (benefit)	$125,917	$(52,767)	$73,150

December 31, 2008:
Domestic	$77,650	$(63,630)	$14,020
Foreign	24,493	6,406	30,899

Total expense (benefit)	$102,143	$(57,224)	$44,919

A reconciliation of the income tax expense and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

	2010	2009	2008
	(Dollars in thousands)

Computed “expected” tax expense	$211,157	$133,781	$114,213
Tax-exempt investment income	(62,628)	(64,886)	(71,614)
Change in valuation allowance	102	(887)	1,095
Impact of lower foreign tax rates	(253)	(551)	(4,319)
State and local taxes	2,298	1,175	2,349
Other, net	3,063	4,518	3,195

Total expense	$153,739	$73,150	$44,919

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

At December 31, 2010 and 2009, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

	2010	2009
	(Dollars in thousands)

Deferred tax asset:
Loss reserve discounting	$152,189	$180,481
Unearned premiums	106,162	109,099
Net operating loss carry forwards	699	1,076
Other-than-temporary impairments	69,057	73,818
Restricted stock units	39,514	30,526
Other	26,114	58,824

Gross deferred tax asset	393,735	453,824
Less valuation allowance	(2,328)	(2,226)

Deferred tax asset	391,407	451,598

Deferred tax liability:
Amortization of intangibles	11,780	11,381
Deferred policy acquisition costs	124,141	122,116
Unrealized investment gains	169,106	111,692
Other	20,888	15,959

Deferred tax liability	325,915	261,148

Net deferred tax asset	$65,492	$190,450

The Company had a current tax receivable of $23,605,000 at December 31, 2010 and a current tax payable of $27,187,000 at December 31, 2009. At December 31, 2010, the Company had foreign net operating loss carry forwards of $1,998,000, which expire beginning in 2011. In addition, the Company has a net foreign tax credit carry forward for U.S. income tax purposes in the amount of $2,226,000, which expires beginning in 2012. The Company has provided a full valuation allowance against this amount. The net change in the valuation relates primarily to these items. The statute of limitations has closed for the Company’s tax returns through December 31, 2004. The 2005 calendar year statute of limitations remains open as a result of the carry back of capital losses from the 2008 tax year, and the 2006 calendar year statue of limitations remains open as a result of the carry back of capital losses from the 2008 and 2009 tax years.

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

The Company’s insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2011, the maximum amount of dividends which can be paid without such approval is approximately $490 million. Combined net income and policyholders’ surplus of the

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

Company’s consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

	2010	2009	2008
	(Dollars in thousands)

Net income	$574,181	$407,449	$377,347
Policyholders’ surplus	$4,154,654	$3,859,086	$3,322,389

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

The National Association of Insurance Commissioners (“NAIC”) has risk-based capital (“RBC”) requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company’s mix of products and its balance sheet. As of December 31, 2010, all of the Company’s insurance subsidiaries had an RBC amount above the authorized control level RBC, as defined by the NAIC. The Company has guaranteed that the RBC levels of certain subsidiaries will remain above their authorized control levels.

(18)	Common Stockholders’ Equity

The weighted average number of shares used in the computation of net income per share was as follows:

	2010	2009	2008
	(Amounts in thousands)

Basic	148,752	160,357	166,956
Diluted	155,081	166,574	173,454

Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted net income per share is attributable entirely to the dilutive effect of stock-based compensation plans.

Changes in shares of common stock outstanding, net of treasury shares, are presented below. Shares of common stock issued and outstanding do not include shares related to unissued restricted stock units and unexercised stock options.

	2010	2009	2008
	(Amounts in thousands)

Balance, beginning of year	156,552	161,467	180,321
Shares issued	2,272	1,467	1,823
Shares repurchased	(17,814)	(6,382)	(20,677)

Balance, end of year	141,010	156,552	161,467

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

(19)	Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as of December 31, 2010 and 2009:

	2010		2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(Dollars in thousands)

Assets:
Fixed maturity securities	$11,209,154	$11,215,317	$11,299,197	$11,308,207
Equity securities available for sale	561,053	561,053	401,367	401,367
Arbitrage trading account	359,192	359,192	465,783	465,783
Investment in arbitrage funds	60,660	60,660	83,420	83,420
Loans receivable	353,583	312,515	381,591	285,122
Cash and cash equivalents	642,952	642,952	515,430	515,430
Trading accounts receivable from brokers and clearing organizations	339,235	339,235	310,042	310,042
Liabilities:
Trading account securities sold but not yet purchased	53,494	53,494	143,885	143,885
Due to broker	5,318	5,318	5,612	5,612
Junior subordinated debentures	242,784	249,900	249,793	242,217
Senior notes and other debt	1,500,419	1,570,057	1,345,481	1,386,802

The estimated fair values of the Company’s fixed maturity securities, equity securities available for sale and arbitrage trading account securities are based on various valuation techniques. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for similar assets in active markets. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs may only be used to measure fair value to the extent that observable inputs are not available. The fair value of loans receivable are estimated by using current institutional purchaser yield requirements for loans with similar credit characteristics. The fair value of the senior notes and other debt and the junior subordinated debentures is determined based on spreads for similar securities.

(20)	Lease Obligations

The Company and its subsidiaries use office space and equipment under leases expiring at various dates. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was $29,936,000, $28,067,000 and $23,802,000 for 2010, 2009 and 2008, respectively. Future minimum lease payments (without provision for sublease income) are: $31,265,000 in 2011; $27,749,000 in 2012; $23,482,000 in 2013; $18,702,000 in 2014 and $51,959,000 thereafter.

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

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

operations. However, adverse outcomes are possible and could negatively impact the Company’s financial condition and results of operations.

At December 31, 2010, the Company had commitments to invest up to $174 million in certain investment funds.

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

The following table summarizes stock option information:

	2010		2009		2008
	Shares	Price(a)	Shares	Price(a)	Shares	Price(a)

Outstanding at beginning of year	5,700,552	$9.53	6,566,377	$9.06	8,384,422	$8.84
Exercised	2,191,260	8.11	860,074	5.93	1,780,705	8.00
Cancelled	5,908	10.07	5,751	10.85	37,340	9.40

Outstanding at year end	3,503,384	10.42	5,700,552	9.53	6,566,377	9.06

Options exercisable at year end	3,503,384	—	5,699,708	9.53	6,537,403	9.04

Stock available for future grant(b)	1,785,875		3,929,067		3,953,053

(a)	Weighted average exercise price.

(b)	Includes restricted stock units.

The following table summarizes information about stock options outstanding at December 31, 2010:

	Options Outstanding and Exercisable
		Weighted
Range of		Remaining	Weighted
Exercise	Number	Contractual	Average
Prices	Outstanding	Life (in years)	Price

$0 to $10.00	1,305,300	0.20	$9.33
$10.01 to $17.62	2,198,084	1.38	11.06

Total	3,503,384	0.94	$10.42

Pursuant to the stock incentive plan, the Company may also issue restricted stock units (RSUs) to officers of the Company and its subsidiaries. The RSUs generally vest five years from the award date and are subject to other

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

vesting and forfeiture provisions contained in the award agreement. The following table summarizes RSU information for the three years ended December 31, 2010:

	2010	2009	2008
	(Dollars in Thousands)

RSUs granted:
Units	2,310,650	119,500	1,369,500
Fair value at grant date	$58,462	$2,783	$33,847
RSUs vested:
Units	916,750	1,287,943	1,008,198
RSUs cancelled:
Units	161,550	89,763	128,727
Fair value at grant date	$3,540	$732	$2,213
RSUs granted and unvested at end of period:
Units	4,945,375	3,713,025	4,971,231
Fair value at grant date	$199,072	$144,150	$142,099

Upon vesting, shares of the Company’s common stock equal to the number of vested RSUs are issued or deferred to a later date, depending on the terms of the specific award agreement. As of December 31, 2010, 2,575,478 shares related to vested RSUs had been deferred.

The fair value of RSUs at the date of grant are recorded as unearned compensation, a component of stockholders’ equity, and expensed over the vesting period. Following is a summary of changes in unearned compensation for the three years ended December 31, 2010:

	2010	2009	2008
	(Dollars in thousands)

Unearned compensation at beginning of year	$46,801	$68,503	$60,108
RSUs granted, net of cancellations	54,922	1,947	31,634
RSUs expensed	(25,584)	(23,649)	(23,239)

Unearned compensation at end of year	$76,139	$46,801	$68,503

(23)	Compensation Plans

The Company and its subsidiaries have profit sharing plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary’s profitability. Employees become eligible to participate in the profit sharing plans on the first day of the month following the first full three months in which they are employed. The plans provide that 40% of the contributions vest immediately and that the remaining 60% vest at varying percentages based upon years of service. The Company’s foreign subsidiaries provide pension benefits in accordance with local regulations. The following table summarizes the profit sharing and foreign pension benefit expense for the three years ended December 31, 2010:

	2010	2009	2008
	(Dollars in thousands)

Profit sharing expense	$29,604	$25,785	$25,847
Foreign pension expense	3,465	2,547	1,474

Total	$33,069	$28,332	$27,321

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

The Company has a Long-Term Incentive Compensation Plan (“LTIP”) that provides for incentive compensation to key executives based on the growth in the Company’s book value per share over a five year period. There are 124,000 units outstanding from the 2006 grant with a maximum value of $31.0 million, of which $30.7 million was earned over the five years ended December 31, 2010. There are 158,500 units outstanding from the 2008 grant with a maximum value of $39.6 million, of which $12.5 million was earned over the three years ended December 31, 2010.

The following table summarizes the LTIP expense for the three years ended December 31, 2010:

	2010	2009	2008
	(Dollars in thousands)

2006 grant	$5,119	$3,816	$3,554
2008 grant	5,070	3,747	3,644

Total	$10,189	$7,563	$7,198

(24)	Retirement Benefits

The Company has an unfunded noncontributory defined benefit plan that covers its chief executive officer and chairman of the board. The plan was amended on December 17, 2007 to provide that the benefits payments shall commence on the earliest of (i) January 2, 2014, (ii) the date of death or (iii) a change in control of the Company. The discount rate used to derive the projected benefit obligation and related retirement expense was 5.24% in 2010 and 5.83% in 2009. The discount rate assumption used to determine the benefit obligation for 2010 was based on a yield curve approach. Under this approach, a weighted average yield is determined from a hypothetical portfolio of AA-rated bonds. Following is a summary of the projected benefit obligation as of December 31, 2010 and 2009:

	2010	2009
	(Dollars in thousands)

Projected benefit obligation:
Beginning of year	$45,889	$37,851
Interest cost	2,675	2,631
Actuarial loss	3,264	5,407

End of year	$51,828	$45,889

Following is a summary of the amounts recognized in accumulated other comprehensive income (loss) as of December 31, 2010 and 2009:

	2010	2009
	(Dollars in thousands)

Net actuarial loss	$9,093	$6,254
Prior service cost	15,059	18,082

Net pension asset	$24,152	$24,336

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

The components of net periodic pension benefit cost are as follows:

	2010	2009	2008
	(Dollars in thousands)

Components of net periodic benefit cost:
Interest cost	$2,675	$2,631	$2,416
Amortization of unrecognized:
Prior service costs	3,023	3,023	3,023
Net actuarial loss	424	—	—

Net periodic pension cost	$6,122	$5,654	$5,439

The changes in plan assets and projected benefit obligation recognized in other comprehensive income (loss) are as follows:

	2010	2009
	(Dollars in thousands)

Changes in plan assets and projected benefit obligation:
Net actuarial loss	$3,264	$5,407
Amortization of:
Net actuarial loss	(424)	—
Prior service costs	(3,023)	(3,023)

Total recognized in other comprehensive income (loss)	$(183)	$2,384

The estimated prior service cost and net actuarial loss that will be amortized from accumulated other comprehensive income (loss) into periodic benefit cost during 2011 are $3,023,000 and $1,330,000, respectively.

(25)	Supplemental Financial Statement Data

Other operating costs and expenses consist of the following:

	2010	2009	2008
	(Dollars in thousands)

Amortization of deferred policy acquisition costs	$917,217	$903,154	$998,539
Other underwriting expenses	397,266	345,309	305,012
Service company expenses	72,372	78,331	87,397
Net foreign currency (gains) losses	2,126	4,213	(23,213)
Other costs and expenses	107,381	109,831	107,430

Total	$1,496,362	$1,440,838	$1,475,165

(26)	Industry Segments

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

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

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

Our international segment offers personal and commercial property casualty insurance in South America commercial property casualty insurance in the United Kingdom and Continental Europe and reinsurance in Australia, Southeast Asia and Canada.

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

	Revenues
		Investment			Pre-Tax	Net
	Earned	Income and			Income	Income
	Premiums	Funds	Other	Total	(Loss)	(Loss)
	(Dollars in thousands)

December 31, 2010:
Specialty	$1,288,373	$180,063	$3,130	$1,471,566	$296,645	$214,769
Regional	1,066,922	82,411	3,114	1,152,447	117,353	86,325
Alternative markets	608,191	123,309	79,173	810,673	178,607	131,126
Reinsurance	419,356	103,079	—	522,435	129,922	97,015
International	452,740	32,794	—	485,534	21,174	14,838
Corporate, other and eliminations(1)	—	8,869	215,964	224,833	(196,977)	(131,660)
Net investment gains	—	—	56,581	56,581	56,581	36,874

Consolidated	$3,835,582	$530,525	$357,962	$4,724,069	$603,305	$449,287

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

	Revenues
		Investment			Pre-Tax	Net
	Earned	Income and			Income	Income
	Premiums	Funds	Other	Total	(Loss)	(Loss)
	(Dollars in thousands)

December 31, 2009:
Specialty	$1,354,355	$125,351	$3,560	$1,483,266	$220,906	$167,732
Regional	1,116,871	57,530	2,725	1,177,126	106,078	80,031
Alternative markets	597,932	83,719	87,032	768,683	162,875	121,993
Reinsurance	411,511	75,505	—	487,016	86,358	70,675
International	325,180	26,767	—	351,947	22,719	14,676
Corporate, other and eliminations(1)	—	10,136	191,412	201,548	(178,298)	(121,176)
Net investment losses	—	—	(38,408)	(38,408)	(38,408)	(24,874)

Consolidated	$3,805,849	$379,008	$246,321	$4,431,178	$382,230	$309,057

December 31, 2008:
Specialty	$1,618,915	$188,120	$3,778	$1,810,813	$375,429	$271,156
Regional	1,237,258	80,538	—	1,317,796	108,719	82,281
Alternative markets	626,858	105,674	99,090	831,622	201,879	146,460
Reinsurance	519,717	116,046	—	635,763	117,946	93,399
International	286,832	35,184	—	322,016	52,943	36,162
Corporate, other and eliminations(1)	—	7,918	139,811	147,729	(173,663)	(116,359)
Net investment losses	—	—	(356,931)	(356,931)	(356,931)	(231,958)

Consolidated	$4,289,580	$533,480	$(114,252)	$4,708,808	$326,322	$281,141

Identifiable assets by segment were as follows (dollars in thousands):

December 31,	2010	2009

Specialty	$5,854,256	$5,589,666
Regional	2,616,238	2,741,269
Alternative markets	3,801,597	3,643,214
Reinsurance	2,972,988	3,142,017
International	1,391,604	1,118,994
Corporate, other and eliminations(1)	891,864	1,093,436

Consolidated	$17,528,547	$17,328,596

(1)	Corporate, other and eliminations represent corporate revenues and expenses, net investment gains and losses and other items that are not allocated to business segments.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

Net premiums earned by major line of business are as follows:

	2010	2009	2008
	(Dollars in thousands)

Specialty
Other liability	$384,799	$449,120	$596,314
Property	212,164	199,746	208,534
Professional liability	200,219	173,201	155,967
Commercial automobile	129,505	189,501	268,438
Products liability	112,072	131,713	183,786
Other	249,614	211,074	205,876

Total specialty	1,288,373	1,354,355	1,618,915

Regional
Commercial multi peril	389,997	405,552	455,366
Commercial automobile	301,290	322,445	361,793
Workers’ compensation	214,857	229,066	250,770
Other	160,778	159,808	169,329

Total regional	1,066,922	1,116,871	1,237,258

Alternative Markets
Primary workers’ compensation	260,508	242,259	243,571
Excess workers’ compensation	216,647	252,196	289,764
Other	131,036	103,477	93,523

Total alternative markets	608,191	597,932	626,858

Reinsurance
Casualty	307,474	323,479	444,606
Property	111,882	88,032	75,111

Total reinsurance	419,356	411,511	519,717

International
Professional liability	88,997	84,101	100,908
Property	80,105	26,119	17,434
Reinsurance	74,047	56,454	9,938
Automobile	69,875	64,969	63,729
Workers’ compensation	57,802	46,698	47,149
Other liability	38,344	25,736	31,287
Other	43,570	21,103	16,387

Total international	452,740	325,180	286,832

Total	$3,835,582	$3,805,849	$4,289,580

W. R. BERKLEY CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended December 31, 2010, 2009 and 2008

(27)	Quarterly Financial Information (Unaudited)

The following is a summary of quarterly financial data (in thousands except per share data):

	2010
Three Months Ended	March 31	June 30	September 30	December 31

Revenues	$1,153,547	$1,163,068	$1,176,112	$1,231,342
Net income	118,610	110,207	93,619	126,851
Net income per share(a)
Basic	0.77	0.73	0.64	0.88
Diluted	0.74	0.70	0.61	0.85

	2009
Three Months Ended	March 31		June 30	September 30	December 31

Revenues	$963,621		$1,155,098	$1,136,309	$1,176,150
Net income (loss)	(20,346)		97,387	97,722	134,294
Net income (loss) per share(a)
Basic	(0.13	)(b)	0.61	0.61	0.84
Diluted	(0.13	)(b)	0.59	0.59	0.81

(a)	Net income (loss) per share (“EPS”) in each quarter is computed using the weighted-average number of shares outstanding during that quarter, while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters EPS does not necessarily equal the full-year EPS.

(b)	For the three months ended March 31, 2009, the anti-dilutive effects of 7,001,000 potential common shares outstanding were excluded from the outstanding diluted shares due to the first quarter loss.